2/22


07021988

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: BG Advantaged S&P/TSX Income Trust Index Fund

*CURRENT ADDRESS: Barclays Global Investors
BCE Place
161 Bay Street, Suite 2500
P.O. Box 614
Toronto, Ontario M5J 2S1

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35069

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 3/22/07

Rapport annuel de la direction sur le rendement du (des) fonds

Exercice terminé le 31 décembre 2005

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)



www.barclaysfunds.ca

BARCLAYS*funds*

Le présent rapport annuel de la direction sur le rendement du (des) fonds contient les faits saillants financiers, mais non les états financiers annuels complets du (des) fonds d'investissement. Vous pouvez obtenir les états financiers annuels gratuitement, sur demande, en appelant au 1 866 486-4874, en consultant notre site Web (www.barclaysfunds.ca) ou le site Web de SEDAR (www.sedar.com) ou en nous écrivant à BARCLAYS*funds*, c/o Barclays Global Investors Canada Limited, BCE Place, 161 Bay Street, Suite 2500, P.O. Box 614, Toronto, ON M5J 2S1.

Vous pouvez également obtenir de cette façon les politiques et procédures de vote par procuration, le dossier de vote par procuration et l'information trimestrielle.

Le présent rapport pourrait contenir des énoncés prospectifs. Les énoncés prospectifs présentent des risques et des incertitudes et sont de nature prévisionnelle. Les résultats réels pourraient différer sensiblement de ceux envisagés dans les énoncés prospectifs.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Analyse du rendement par la direction

Investisseurs globaux Barclays Canada Ltée (Barclays Canada) est heureuse de vous présenter le rapport de la direction sur le rendement du fonds (le « rapport de la direction ») relatif au Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (le « Fonds BAI ») pour l'exercice terminé le 31 décembre 2005. Le rapport de la direction répond à une nouvelle exigence des organismes de réglementation des valeurs mobilières; il sert de complément et de supplément aux états financiers annuels et semestriels du Fonds BAI. Votre conseiller financier et vous pouvez utiliser ces renseignements pour évaluer le rendement et les perspectives du Fonds BAI et établir la pertinence de votre placement dans ce fonds par rapport à votre plan financier global.

Le Fonds BAI est un fonds d'investissement à capital fixe coté à la Bourse de Toronto. En règle générale, les investisseurs achètent et vendent des parts de ce fonds au moyen d'un compte de courtage. Son symbole boursier est BAI.UN. Le Fonds BAI devrait être dissous le 15 décembre 2010, date à laquelle l'actif net sera distribué aux porteurs de parts.

Le présent rapport du Fonds BAI comprend les rubriques suivantes :

- Objectif et stratégie de placement
- Risque
- Résultats
- Événements récents
- Opérations entre apparentés
- Faits saillants financiers
- Frais de gestion
- Rendement passé
- Sommaire du portefeuille

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Objectif et stratégie de placement

L'objectif de placement du Fonds BAI consiste à assurer aux porteurs de parts des distributions mensuelles bénéficiant d'un avantage fiscal et composées de gains en capital et d'un remboursement de capital dont le montant correspond, dans la mesure du possible, aux distributions versées sur un portefeuille de titres reproduisant l'*indice plafonné des fiducies de revenu S&P[MD]/TSX[MC]* (l'« indice »), après déduction des charges, et à égaler, dans la mesure du possible, le rendement de l'indice, net des charges. L'indice, qui est établi par Standard & Poor's (S&P), est composé de certains des titres de fiducies de revenu les plus importants et les plus liquides de la Bourse de Toronto (TSX). S&P les choisit en appliquant ses méthodes de classification des industries et ses lignes directrices en matière d'évaluation de la capitalisation, de la liquidité et des bases des émetteurs.

Le Fonds BAI atteint son objectif de placement en investissant dans des actions canadiennes et en concluant un contrat à terme de gré à gré (le « contrat à terme ») avec la Banque de Montréal en tant que contrepartie, qui expose le Fonds BAI au rendement d'un portefeuille de titres de fiducies de revenu qui suit le rendement de l'indice. Les titres des fiducies de revenu sont détenus dans un fonds distinct, le Fonds *indiciel institutionnel S&P/TSX de Barclays Canada* (le « Fonds indiciel »). Aux termes du contrat à terme, le Fonds BAI vend les actions canadiennes à la contrepartie et reçoit des montants correspondant au rendement du Fonds indiciel. Ainsi, le rendement pour les porteurs de parts reflète le rendement des titres de fiducies de revenu du Fonds indiciel plutôt que celui des actions canadiennes détenues par le Fonds BAI.

Risque

Les risques associés à un placement dans le Fonds BAI sont décrits dans le prospectus du fonds daté du 28 avril 2003, et aucun changement dans le Fonds BAI au cours de l'exercice n'a eu une incidence importante sur le niveau de risque du fonds. Le Fonds BAI fournit aux investisseurs une exposition indirecte au rendement et au risque d'un portefeuille diversifié de titres de fiducies de revenu canadiennes. Il s'adresse par conséquent aux investisseurs cherchant à réaliser un revenu et un potentiel de croissance du capital à long terme, et dont le niveau de tolérance du risque est moyen à élevé, car la valeur des titres de fiducies de revenu peut baisser et les placements du Fonds BAI sont concentrés dans ce secteur.

Résultats

L'actif du Fonds BAI a augmenté de 239 M$ au 31 décembre 2004 à 243 M$ au 31 décembre 2005. Cette variation de l'actif découle d'une baisse de 40 M$ attribuable aux rachats annuels, d'une diminution de 3 M$ attribuable aux rachats de parts sur le marché et d'une augmentation de 47 M$ attribuable à l'avance du marché.

Les charges du Fonds BAI ont atteint en moyenne 1,43 % de l'actif pour 2005, soit 3 504 752 $. Elles se répartissent comme suit : 1 444 126 $ en honoraires du fiduciaire, 1 838 082 $ en coûts d'emprunt de titres et en frais de contrats à terme, 17 216 $ en honoraires de vérification, 13 292 $ en frais de garde, 5 945 $ en coûts d'information aux porteurs de parts, et 186 091 $ en autres charges.

Pour l'exercice terminé le 31 décembre 2005, le Fonds BAI a enregistré un rendement de 29,31 %, comparativement à 30,97 % pour l'indice. L'écart de rendement entre le Fonds BAI et l'indice s'explique principalement par les charges du fonds (–1,43 %) et d'autres facteurs divers (–0,23 %). Le calcul du rendement du Fonds BAI est fondé sur les variations historiques de la valeur liquidative et suppose le réinvestissement de toutes les distributions dans des parts supplémentaires à la valeur liquidative par part à la date de la distribution.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Événements récents

Par suite du niveau plus élevé de la plus-value du capital et des rachats annuels, les distributions du Fonds BAI pour 2005 étaient composées, aux fins de l'impôt, d'une plus grande proportion de gains en capital qu'il ne l'était prévu.

Opérations entre apparentés

En 2005, le Fonds BAI a versé 1 444 126 $ à Barclays Canada en honoraires du fiduciaire. Il a retenu les services de Barclays Global Investors, N.A. (BGINA), société affiliée de Barclays Canada, en tant que prêteur de titres. Le Fonds BAI a reçu 359 041 $ de contreparties pour le prêt de titres et BGINA a reçu la même somme de contreparties pour ses services de prêt de titres. Le fonds n'a eu aucune dépense à engager pour gagner ce revenu, car BGINA paie toutes les charges liées au prêt de titres.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Faits saillants financiers

Les tableaux qui suivent présentent les principales données financières concernant le Fonds BAI et ont pour objet de vous aider à comprendre ses résultats financiers pour les cinq derniers exercices (ou moins, si un fonds est établi depuis moins de cinq ans). Ces renseignements proviennent des états financiers annuels vérifiés du Fonds BAI.

Valeur liquidative par part
Date du lancement du fonds : 14 mai 2003[1]

Valeur par part[2]	2005	2004	2003	2002	2001
Valeur liquidative en début de période	13,03 $	11,32 $	9,48 $	s.o.	s.o.
Augmentation (diminution) liée aux activités					
Total des produits	0,01 $	— $	— $	s.o.	s.o.
Total des charges	(0,14)	(0,13)	(0,14)	s.o.	s.o.
Gains (pertes) réalisés pour la période	2,34	0,20	0,22	s.o.	s.o.
Gains (pertes) non réalisés pour la période	1,55	2,49	2,34	s.o.	s.o.
Augmentation (diminution) totale liée aux activités	3,76 $	2,56 $	2,42 $	s.o.	s.o.
Distributions aux porteurs de parts[3]					
Revenu du placement (sauf les dividendes)	— $	— $	— $	s.o.	s.o.
Dividendes	—	—	—	s.o.	s.o.
Gains en capital	(0,46)	—	—	s.o.	s.o.
Rendement de capital	(0,51)	(0,90)	(0,50)	s.o.	s.o.
Distributions totales aux porteurs de parts	(0,97)$	(0,90)$	(0,50)$	s.o.	s.o.
Distributions payées en espèces	(0,97)$	(0,90)$	(0,50)$	s.o.	s.o.
Valeur liquidative en fin de période	15,75 $	13,03 $	11,32 $	s.o.	s.o.

[1] La date de lancement du fonds est la date de la première souscription de parts et du premier calcul de la valeur liquidative par part.

[2] La valeur liquidative et les distributions par part sont fonction du nombre réel de parts en circulation au moment considéré. L'augmentation (la diminution) liée aux activités, par part est fonction du nombre moyen pondéré de parts en circulation au cours de la période.

[3] Les caractéristiques fiscales des distributions sont déclarées chaque année par le Fonds BAI à La Caisse canadienne de dépôt de valeurs limitée (la « CDS »). La CDS fournit cette information aux courtiers, qui la transmettent à leur tour aux porteurs de parts au moyen des relevés fiscaux habituels.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Ratios et données supplémentaires
Date de lancement du fonds : 14 mai 2003[1]

	Exercices terminés les 31 décembre				
Ratios et données supplémentaires	**2005**	**2004**	**2003**	**2002**	**2001**
Actif net (en milliers de dollars)[2]	243 372 $	238 620 $	217 775 $	s.o.	s.o.
Nombre de parts en circulation	15 452 215	18 310 249	19 238 000	s.o.	s.o.
Ratio des frais de gestion (%)[3]	1,43 %	1,59 %	6,58 %	s.o.	s.o.
Taux de rotation du portefeuille (%)[4]	33,80 %	43,22 %	17,00 %	s.o.	s.o.
Ratio des frais d'opérations (%)[5]	—	—	—	s.o.	s.o.
Cours de clôture ($)[6]	15,31 $	13,22 $	11,25 $	s.o.	s.o.
Valeur liquidative par part à la clôture	15,75 $	13,03 $	11,32 $	s.o.	s.o.

[1] La date de lancement du fonds est la date de la première souscription de parts et du premier calcul de la valeur liquidative par part.

[2] Données au 31 décembre de l'exercice indiqué.

[3] Le ratio des frais de gestion est calculé en divisant le total des frais pour la période par la valeur liquidative moyenne quotidienne pour la période. Le ratio est annualisé pour les périodes de moins d'un an.

[4] Le taux de rotation du portefeuille est calculé en divisant le coût des achats ou le produit de la vente de titres, selon le moins élevé des deux, par la valeur moyenne du portefeuille du Fonds BAI pour la période.

[5] Le ratio des frais d'opérations est égal au total des courtages et des autres frais d'opérations, divisé par la valeur liquidative moyenne quotidienne pour la période. Le ratio est annualisé pour les périodes de moins de un an.

[6] Cours de clôture affiché à la Bourse de Toronto au dernier jour de Bourse de l'année.

Frais de gestion

Le Fonds BAI a versé des honoraires de gestion totalisant 1 444 126 $ à Barclays Canada pendant l'exercice 2005. Ces honoraires du fiduciaire représentent, en totalité, la rémunération versée pour la gestion du portefeuille, la maintenance des systèmes utilisés pour gérer le portefeuille du Fonds BAI, la maintenance du site Web barclaysfunds.ca, et la prestation de tous les autres services, y compris le soutien aux investisseurs.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Rendement passé

Les graphiques et les tableaux qui suivent présentent le rendement passé du Fonds BAI. Les taux de rendement indiqués correspondent aux rendements totaux annuels composés et tiennent compte des variations de la valeur des parts et supposent le réinvestissement de la totalité des distributions de la période sous forme de parts additionnelles à la valeur liquidative par part en vigueur au moment des distributions. Le réinvestissement des distributions accroît les rendements. Ces rendements ne tiennent pas compte des frais d'acquisition, de rachat, de distribution ou d'exploitation ni des impôts sur le revenu payables par les porteurs de parts, qui auraient réduit les rendements. Ces rendements ne sont pas nécessairement représentatifs des résultats futurs du Fonds BAI.

Rendements annuels

Date de lancement du fonds : 14 mai 2003[1]

Le graphique à barres ci-dessous montre le rendement annuel du Fonds BAI pour chacun des exercices indiqués ainsi que la variation du rendement du fonds d'un exercice à l'autre. Le graphique indique le pourcentage d'augmentation ou de diminution, au dernier jour de chaque exercice, d'un placement effectué dans le Fonds BAI le premier jour de cet exercice.


40 %
30 %
20 %
10 %
0 %
26,25 %2
24,38 %
29,31 %
2001
2002
2003
2004
2005

[1] La date de lancement du fonds est la date de la première souscription de parts et du premier calcul de la valeur liquidative par part.

[2] Rendement du 14 mai 2003 au 31 décembre 2003.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Rendements annuels composés
Date de lancement du fonds : 14 mai 2003[1]

Le tableau qui suit présente le rendement total annuel composé du Fonds BAI pour les périodes indiquées terminées le 31 décembre. Le rendement annuel composé est comparé au rendement de l'indice calculé de la même façon. La principale cause de l'écart entre les rendements du Fonds BAI et ceux de l'indice est les charges payées par le Fonds BAI.

Rendement annuel composé	**1 an**	**3 ans**	**5 ans**	**10 ans**	**Depuis le lancement[1]**
Fonds BAI	29,31 %	s.o.	s.o.	s.o.	30,85 %
Indice	30,97 %	s.o.	s.o.	s.o.	33,70 %
Écart	–1,66 %	s.o.	s.o.	s.o.	–2,85 %



40 %
30 %
20 %
10 %
0 %
1 an
3 ans
5 ans
10 ans
Depuis le lancement
Fonds BAI
Indice

[1] La date de lancement du fonds est la date de la première souscription de parts et du premier calcul de la valeur liquidative par part.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (Fonds BAI)
Rapport de la direction sur le rendement du fonds
Exercice terminé le 31 décembre 2005

Sommaire du portefeuille

Le portefeuille du Fonds BAI est composé à 85,9 % d'actions canadiennes et à 14,1 % de liquidités. Cependant, le rendement du Fonds BAI pour les investisseurs ne reflète pas le rendement de ces titres, mais plutôt celui du Fonds indiciel en vertu du contrat à terme. Le portefeuille du Fonds indiciel est composé à 98,8 % de titres de fiducies de revenu et de 1,2 % de liquidités. Le tableau suivant présente les 25 principaux titres (ou la totalité des titres s'il y en a moins de 25) détenus par le Fonds BAI et le Fonds indiciel en fonction de la valeur marchande. Ce sommaire peut changer en raison des opérations de portefeuille en cours du Fonds BAI. Les mises à jour trimestrielles du portefeuille de placement du Fonds BAI peuvent être consultées sur le site Internet www.barclaysfunds.ca.

Fonds BAI

Titre	% de l'actif net
Research In Motion, Ltd.	24,9 %
ATI Technologies, Inc.	8,8 %
Western Oil Sands, Inc., catégorie A	7,8 %
Inco Limitée	7,7 %
Corporation Nortel Networks	5,8 %
Kinross Gold Corp.	5,1 %
Patheon Inc.	5,0 %
Groupe CGI inc	4,6 %
Cognos Inc.	4,3 %
Canfor Corp.	4,2 %
Westjet Airlines, Ltd.	4,2 %
Angiotech Pharmaceuticals, Inc.	3,6 %

Fonds indiciel

Titre	% de l'actif net
Canadian Oil Sands Trust	9,4 %
Fonds de revenu Pages Jaunes	6,2 %
Enerplus Resources Fund	5,3 %
Fording Canadian Coal Trust	4,7 %
ARC Energy Trust	4,0 %
Fonds de placement immobilier RioCan	3,6 %
Pengrowth Energy Trust	2,9 %
Penn West Energy Trust	2,5 %
Bonavista Energy Trust	2,5 %
PrimeWest Energy Trust	2,3 %
Peyto Energy Trust	2,1 %
Petrofund Energy Trust	1,9 %
Precision Drilling Trust	1,9 %
H&R REIT	1,8 %
Provident Energy Trust	1,7 %
Acclaim Energy Trust	1,7 %
Superior Plus Income Fund	1,6 %
Shiningbank Energy Income Fund	1,6 %
Vermilion Energy Trust	1,5 %
Inter Pipeline Fund	1,5 %
Energy Savings Income Fund	1,5 %
Pembina Pipeline Income Fund	1,4 %
Summit REIT	1,3 %
Viking Energy Royalty Trust	1,3 %
CCS Income Trust	1,3 %

BARCLAYS *funds*

BARCLAYS GLOBAL INVESTORS
BCE PLACE, 161 BAY STREET, SUITE 2500
P.O. BOX 614 TORONTO, ON M5J 2S1

Les BARCLAYS*funds* sont gérés par Barclays Global Investors Canada Limited, filiale indirecte de Barclays PLC. Les placements dans les BARCLAYS*funds* peuvent être soumis à des commissions, à des frais de gestion et à des charges. Prière de lire le prospectus pertinent avant d'investir. Les BARCLAYS*funds* ne sont pas garantis, leur valeur varie fréquemment, et il se pourrait que leur rendement passé ne puisse être reproduit. Les investisseurs devraient consulter un professionnel compétent avant de prendre une décision fiscale, une décision de placement ou toute autre décision.

BARCLAYS

Geri James
Principal
Head of Canadian ETF Products and Administration

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street, Suite 2500
P.O. Box 614, Toronto, Ontario M5J 2S1
TEL +1 416 643 4060
FAX +1 416 643 4049
geri.james@barclaysglobal.com

BARCLAYS GLOBAL INVESTORS

VIA SEDAR

January 20, 2006

Ontario Securities Commission
Suite 1900
20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs/Mesdames,

Re: Barclays Advantaged S&P/TSX Income Trust Index Fund Third Quarter Report

We are re-filing the English version of the Third Quarter Report for Barclays Advantaged S&P/TSX Income Trust Index Fund (the "Fund") to reflect the following changes to the Fund's Statement of Portfolio Investments as at September 30, 2005:

- The line item called "Other Assets and Liabilities" has been changed to show a market value of $30,572,000; and
- The line item called "Percentage of net assets" represented by the Other Assets and Liabilities has been changed to 12.3%.

Sincerely,

Geraldine James



Amended Third Quarter Report (unaudited)

Period ending September 30, 2005

BARCLAYS *funds*

from BARCLAYS GLOBAL INVESTORS

BARCLAYS

Table of Contents

Notice of Amendments

This Amended Third Quarter Report reflects changes to the following statements:

- Barclays Advantaged S&P/TSX Income Trust Index Fund's Statement of Portfolio Investments as at September 30, 2005: The line item called "Other Assets and Liabilities" has been changed to show a market value of $30,572,000 and the "Percentage of net assets" represented by the Other Assets and Liabilities has been changed to 12.3%; and
- Barclays Equal Weighted Income Fund's Statement of Cash Flows of the nine months ended September 30, 2005: The line item called "Net cash provided by (used in) financing activities" has been changed to $(13,138,661) and the line item called "Increase (decrease) in cash during the period" has been changed to $(860,384).

Management Report on Fund Performance

Barclays Advantaged S&P/TSX Income Trust Index Fund*

For the periods ended September 30, 2005, December 31, 2004 and December 31, 2003 (unaudited)

Data per Unit	2005	2004	2003
Net Asset Value — beginning of period[1]	$ 13.03	$ 11.32	$ 9.48
Increase (decrease) from operations:[2]			
Total revenue	0.01	—	—
Total expenses	(0.10)	(0.13)	(0.14)
Realized gains (losses) for the period	2.03	0.20	0.22
Unrealized gains (losses) for the period	1.59	2.49	2.35
Total increase (decrease) from operations	$ 3.53	$ 2.56	$ 2.43
Distributions[1]	$ 0.79	$ (0.93)	$ (0.58)
Net Asset Value — end of period[1]	$ 15.87	$ 13.03	$ 11.32
Ratios/supplemental data			
Total Net Assets — end of period	$247,862,894	$238,620,073	$217,775,269
Number of Units outstanding	15,619,615	18,310,249	19,238,000
Management expense ratio[3]	0.98%	1.13%	2.21%
Portfolio turnover rate[4]	28.92%	43.22%	17.00%
Last sale price — TSX	$ 14.62	$ 13.22	$ 11.25

Barclays Canada S&P/TSX Institutional Index Fund

For the periods ended September 30, 2005, December 31, 2004 and December 31, 2003 (unaudited)

Data per Unit	2005	2004	2003
Net Asset Value — beginning of period[1]	$ 13.12	$ 11.41	$ 9.40
Increase (decrease) from operations:[2]			
Total revenue	0.63	0.75	0.46
Total expenses	(0.05)	(0.05)	(0.04)
Realized gains (losses) for the period	1.37	0.65	0.21
Unrealized gains (losses) for the period	1.68	1.34	1.92
Total increase (decrease) from operations	$ 3.63	$ 2.69	$ 2.57
Distributions[1]	$ (0.92)	$ (1.76)	$ (0.59)
Net Asset Value — end of period[1]	$ 15.94	$ 13.12	$ 11.41
Ratios/supplemental data			
Total Net Assets — end of period	$249,666,495	$240,177,176	$219,326,761
Number of Units outstanding	15,666,455	18,310,627	19,230,052
Management expense ratio[3]	0.46%	0.46%	0.55%
Portfolio turnover rate[4]	16.51%	42.02%	26.79%

* The values of the Barclays Advantaged S&P/TSX Income Trust Index Fund is derived from the returns of the index portfolio held by the Barclays Canada S&P/TSX Institutional Index Fund.

1 Net Asset Value and distributions are based on the actual number of units outstanding at the relevant time.

2 The increase (decrease) from operations is based on the weighted average number of units outstanding over the period.

3 Management expense ratio is calculated by dividing the total expense of the fund by the average net asset value of the fund. The management expense ratio is annualized for periods shorter than a full year.

4 Portfolio turnover rate is calculated by dividing the lesser of cost of purchases and proceeds of sales of securities, by the average value of the portfolio of securities held by the fund for the period.

Barclays Advantaged Equal Weighted Income Fund*

For the periods ended September 30, 2005, December 31, 2004 and December 31, 2003 (unaudited)

Data per Unit	2005	2004	2003
Net Asset Value — beginning of period[1]	$ 11.59	$ 10.31	$ 9.48
Increase (decrease) from operations:[2]			
Total expenses	(0.14)	(0.19)	(0.07)
Realized gains (losses) for the period	0.53	(0.07)	0.02
Unrealized gains (losses) for the period	1.53	2.39	1.06
Total increase (decrease) from operations	$ 1.92	$ 2.13	$ 1.01
Distributions[1]	$ (0.63)	$ (0.91)	$ (0.17)
Net Asset Value — end of period[1]	$ 12.89	$ 11.59	$ 10.31
Ratios/supplemental data			
Total Net Assets — end of period	$216,531,918	$194,897,938	$182,290,090
Number of Units outstanding	16,800,723	16,813,023	17,675,000
Management expense ratio[3]	1.56%	1.77%	3.62%
Portfolio turnover rate[4]	39.40%	58.04%	9.42%
Last sale price — TSX	$ 12.64	$ 11.75	$ 10.61

Barclays Equal Weighted Income Fund

For the periods ended September 30, 2005, December 31, 2004 and December 31, 2003

(unaudited)

Data per Unit	2005	2004	2003
Net Asset Value — beginning of period[1]	$ 11.69	$ 10.40	$ 9.43
Increase (decrease) from operations:[2]			
Total revenue	0.58	0.74	0.80
Total expenses	(0.06)	(0.08)	(0.02)
Realized gains (losses) for the period	0.74	0.47	0.10
Unrealized gains (losses) for the period	0.82	1.19	0.84
Total increase (decrease) from operations	$ 2.08	$ 2.32	$ 1.72
Distributions	$ (0.78)	$ (0.74)	$ (0.19)
Net Asset Value — end of period[1]	$ 12.99	$ 11.69	$ 10.40
Ratios/supplemental data			
Total Net Assets — end of period	$217,728,409	$196,133,690	$183,782,519
Number of Units outstanding	16,765,544	16,777,021	17,668,851
Management expense ratio[3]	0.69%	0.76%	1.28%
Portfolio turnover rate[4]	26.89%	53.41%	17.07%

* The value of the Barclays Advantaged Equal Weighted Income Fund is derived from the return of the index portfolio held by the Barclays Equal Weighted Income Fund.

1 Net Asset Value and distributions are based on the actual number of units outstanding at the relevant time.

2 The increase (decrease) from operations is based on the weighted average number of units outstanding over the period.

3 Management expense ratio is calculated by dividing the total expense of the fund by the average net asset value of the fund. The management expense ratio is annualized for periods shorter than a full year.

4 Portfolio turnover rate is calculated by dividing the lesser of cost of purchases and proceeds of sales of securities, by the average value of the portfolio of securities held by the fund for the period.

Management Report on Fund Performance — continued

Barclays Advantaged Corporate Bond Fund*

For the periods ended September 30, 2005 and December 31, 2004 (unaudited)

Data per Unit	2005	2004
Net Asset Value — beginning of period[1]	$ 9.28	$ 9.48
Increase (decrease) from operations:[2]		
Total expenses	(0.09)	(0.21)
Realized gains (losses) for the period	0.36	(0.69)
Unrealized gains (losses) for the period	(0.06)	1.12
Total increase (decrease) from operations	$ 0.21	$ 0.22
Distributions[1]	$ (0.47)	$ (0.42)
Net Asset Value — end of period[1]	$ 9.08	$ 9.28
Ratios/supplemental data		
Total Net Assets — end of period	$75,017,515	$106,879,603
Number of Units outstanding	8,261,529	11,520,300
Management expense ratio[3]	1.37%	2.66%
Portfolio turnover rate[4]	36.54%	42.30%
Last sale price — TSX	$ 8.77	$ 8.96

Barclays Corporate Bond Fund

For the periods ended September 30, 2005 and December 31, 2004 (unaudited)

Data per Unit	2005	2004
Net Asset Value — beginning of period[1]	$ 9.36	$ 9.40
Increase (decrease) from operations:[2]		
Total revenue	1.00	0.80
Total expenses	(0.05)	(0.07)
Realized gains (losses) for the period	(0.42)	(0.05)
Unrealized gains (losses) for the period	(0.23)	(0.25)
Total increase (decrease) from operations	$ 0.30	$ 0.43
Distributions[1]	$ (0.59)	$ (0.74)
Net Asset Value — end of period[1]	$ 9.15	$ 9.36
Ratios/supplemental data		
Total Net Assets — end of period	$75,408,854	$107,511,161
Number of Units outstanding	8,239,892	11,490,481
Management expense ratio[3]	0.74%	0.90%
Portfolio turnover rate[4]	65.26%	111.91%

* The value of the Barclays Advantaged Corporate Bond Fund is derived from the return of the index portfolio held by the Barclays Corporate Bond Fund.

1 Net Asset Value and distributions are based on the actual number of units outstanding at the relevant time.

2 The increase (decrease) from operations is based on the weighted average number of units outstanding over the period.

3 Management expense ratio is calculated by dividing the total expense of the fund by the average net asset value of the fund. The management expense ratio is annualized for periods shorter than a full year.

4 Portfolio turnover rate is calculated by dividing the lesser of cost of purchases and proceeds of sales of securities, by the average value of the portfolio of securities held by the fund for the period.

Barclays Income + Growth Split Trust
For the periods ended September 30, 2005 and December 31, 2004 (unaudited)

Data per Unit	2005	2004
Net Asset Value — beginning of period[1]	$ 11.08	$ 9.15
Increase (decrease) from operations:[2]		
Total revenue	0.78	0.76
Total expenses	(0.58)	(0.66)
Realized gains (losses) for the period	1.61	0.11
Unrealized gains (losses) for the period	1.01	2.21
Total increase (decrease) from operations	$ 2.82	$ 2.42
Distributions[1]	$ (0.67)	$ (0.48)
Net Asset Value — end of period[1]	$ 13.76	$ 11.08
Ratios/supplemental data		
Total Net Assets — end of period	$59,492,821	$69,279,082
Number of Units outstanding	4,322,466	6,250,000
Management expense ratio[3]	6.55%	9.98%
Portfolio turnover rate[4]	20.73%	32.47%
Last sale price — TSX	$ 11.59	$ 10.35

Barclays Top 100 Equal Weighted Income Fund
For the periods ended September 30, 2005 and December 31, 2004 (unaudited)

Data per Unit	2005	2004
Net Asset Value — beginning of period[1]	$ 10.00	$ 9.48
Increase (decrease) from operations:[2]		
Total revenue	0.50	0.11
Total expenses	(0.11)	(0.04)
Realized gains (losses) for the period	(0.02)	—
Unrealized gains (losses) for the period	1.45	0.56
Total increase (decrease) from operations	$ 1.82	$ 0.63
Distributions[1]	$ (0.62)	$ (0.13)
Net Asset Value — end of period[1]	$ 11.20	$ 10.00
Ratios/supplemental data		
Total Net Assets — end of period	$ 327,094,798	$292,019,682
Number of Units outstanding	29,200,000.00	29,200,000
Management expense ratio[3]	1.38%	3.43%
Portfolio turnover rate[4]	0.44%	0.49%
Last sale price — TSX	$ 10.60	$ 10.73

1 Net Asset Value and distributions are based on the actual number of units outstanding at the relevant time.

2 The increase (decrease) from operations is based on the weighted average number of units outstanding over the period.

3 Management expense ratio is calculated by dividing the total expense of the fund by the average net asset value of the fund. The management expense ratio is annualized for periods shorter than a full year.

4 Portfolio turnover rate is calculated by dividing the lesser of cost of purchases and proceeds of sales of securities, by the average value of the portfolio of securities held by the fund for the period.

Barclays Advantaged S&P/TSX Income Trust Index Fund*

Statement of Net Assets
As at September 30, 2005 and December 31, 2004
(unaudited)

	2005	2004
Assets		
Investments — at market value	$217,291,484	$274,850,562
Cash	94,746	182,073
Net unrealized gain on forward contracts (note 4)	32,375,011	—
Prepaid expenses	5,798	—
	249,767,039	275,032,635
Liabilities		
Net unrealized loss on forward contracts (note 4)	—	34,673,386
Accounts payable redemption of units	422,771	—
Trustee fees payable	32,244	31,605
Forward agreement fees payable (note 3)	55,152	74,718
Forward agreement stock borrowing cost payable (note 3)	18,522	32,500
Other expenses payable	157,532	231,753
Distributions payable	1,217,924	1,368,600
	1,904,145	36,412,562
Net Asset Value	$247,862,894	$238,620,073
Unitholders' equity		
Share capital	$147,995,852	$173,489,609
Retained earnings	99,867,042	65,130,464
	$247,862,894	$238,620,073
Number of Units issued and outstanding (note 8)	15,619,615	18,310,249
Net Asset Value per Unit	$ 15.87	$ 13.03
Average cost of investments	$129,596,206	$148,187,824

Statements of Operations
For the nine months ended September 30
(unaudited)

	2005	2004
Revenue		
Dividend income	$ 104,126	$ —
Interest income	27,377	2,577
	131,503	2,577
Expenses		
Trustee fees (note 3)	297,995	257,762
Forward agreement fees	1,026,667	891,103
Forward agreement stock borrowing cost	381,370	421,807
Audit fees	1,854	11,246
Legal fees	18,535	12,959
Custody fees	5,324	5,038
Recordkeeping expense	10,205	14,929
Other expenses	77,749	211,612
Unitholders communication cost	5,945	90,714
	1,825,644	1,917,170
Net investment income (loss) for the period	(1,694,141)	(1,914,593)
Gain (loss) on Investments		
Net realized gain (loss) on sale of investments	35,944,444	21,174,467
Change in unrealized appreciation (depreciation) in value of forwards	67,048,397	(19,151,598)
Change in unrealized appreciation (depreciation) in value of investments	(38,967,460)	25,314,643
Net gain (loss) on investments	64,025,381	27,337,512
Increase (decrease) in net assets from operations	$ 62,331,240	$ 25,422,919
Earnings (loss) per Unit**	$ 3.53	$ 1.34
Retained earnings		
Retained earnings (deficit) — beginning period	$ 65,130,464	$ 35,495,219
Increase (decrease) in net assets from operations	62,331,240	25,422,919
Distribution paid	(12,374,867)	(12,806,526)
Cost of shares repurchased below (in excess of) stated value	(15,219,795)	(1,609,857)
Retained earnings (deficit) — end of period	$ 99,867,042	$ 46,501,755

* The values of the Barclays Advantaged S&P/TSX Income Trust Index Fund is derived from the returns of the index portfolio held by the Barclays Canada S&P/TSX Institutional Index Fund.

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are integral part of the financial statements.

BARCLAYS *funds*

Statements of Changes in Net Assets
For the nine months ended September 30 (unaudited)

	2005	2004
Net assets — beginning of period	$ 238,620,073	$ 217,775,269
Increase in net assets from operations	62,331,240	25,422,919
Capital transactions		
Redemption of Units	(40,713,552)	(10,172,898)
Net capital transactions	(40,713,552)	(10,172,898)
Distributions (note 9)	(12,374,867)	(12,806,526)
Increase in net assets for the period	9,242,821	2,443,495
Net assets — end of period	$ 247,862,894	$ 220,218,764
Net realized gain (loss) on sale of investments		
Proceeds from sale of investments	$ 108,806,128	$ 82,541,337
Average cost of investments held — beginning of period	148,187,824	174,280,318
Plus: cost of investments purchased during the period	54,270,066	57,648,397
Less: average cost of investments held — end of period	(129,596,206)	(170,561,845)
Average cost of investments sold during the period	72,861,684	61,366,870
Net realized gain (loss) on sale of investments	$ 35,944,444	$ 21,174,467

Statement of Cash Flow
For the nine months ended September 30 (unaudited)

	2005	2004
Cash provided by (used in)		
Net investment income (loss) for the period	$ (1,694,141)	$ (1,914,593)
Operating		
Purchase of investments securities	(54,270,066)	(57,648,397)
Proceeds from disposition of investment securities	108,806,128	82,541,337
Increase (decrease) in distribution payable	(150,677)	(38,938)
Increase (decrease) in redemption of units payable	422,771	—
Decrease (increase) in other receivables	(5,798)	—
Increase (decrease) in other payables	(107,125)	101,397
Net cash provided by (used in) operating activities	**54,695,233**	**24,955,399**
Financing		
Unitholder redemptions	(40,713,552)	(10,172,898)
Distributions	(12,374,867)	(12,806,526)
Net cash provided by (used in) financing activities	(53,088,419)	(22,979,424)
Increase (decrease) in cash during the period	$ (87,327)	$ 61,382
Balance of cash beginning of period	$ 182,073	$ 177,589
Balance of cash end of period	$ 94,746	$ 238,971

Statement of Portfolio Investments
As at September 30, 2005 (unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian Common Stocks		(in $000s)	(in $000s)	%
Consumer Staples				
Alimentation Couche Tard, Inc. — Class B	598,021	9,823	12,319	
Cott Corp.	338,102	9,869	6,924	
		19,692	19,243	7.8
Energy				
Western Oil Sands, Inc. — Class A	701,857	9,861	19,336	
		9,861	19,336	7.8
Health Care				
Patheon, Inc.	2,231,940	15,021	16,338	
		15,021	16,338	6.6
Industrials				
Westjet Airlines, Ltd.	855,956	9,869	9,921	
		9,869	9,921	4.0
Information Technology				
ATI Technologies, Inc.	1,119,453	10,132	17,990	
CGI Group, Inc.	1,254,035	9,856	10,659	
Cognos, Inc.	264,453	10,037	11,892	
Nortel Networks Corp.	4,092,904	15,021	15,594	
Research In Motion, Ltd.	815,594	10,036	64,677	
		55,082	120,812	48.7
Materials				
Inco, Ltd.	383,455	10,037	21,086	
Kinross Gold Corp.	1,182,006	10,034	10,555	
		20,071	31,641	12.8
Total Canadian Common Stocks		129,596	217,291	87.7
Other Assets and Liabilities			30,572	12.3
Net Assets			247,863	100.0

The accompanying notes are integral part of the financial statements.

Barclays Canada S&P/TSX Institutional Index Fund

Statement of Net Assets

As at September 30, 2005 and December 31, 2004 (unaudited)

	2005	2004
Assets		
Investments — at market value	$247,004,215	$235,936,743
Cash	348,009	2,705,135
Securities lending receivable	14,560	—
Accounts receivable securities sold	420,004	—
Distributions receivable from underlying trust units	1,980,277	1,684,624
	249,767,065	240,326,502
Liabilities		
Accounts payable securities purchased	—	53,296
Trustee fees payable	86,442	84,836
Other expenses payable	14,128	11,194
	100,570	149,326
Net Asset Value	$249,666,495	$240,177,176
Unitholders' equity		
Share capital	$147,764,437	$172,704,126
Retained earnings	101,902,058	67,473,050
	$249,666,495	$240,177,176
Number of Units issued and outstanding (note 8)	15,666,455	18,310,627
Net Asset Value per Unit	$ 15.94	$ 13.12
Average cost of investments	$154,930,592	$173,533,869

Statement of Operations

For the nine months ended September 30 (unaudited)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 10,823,882	$10,240,285
Interest income	11,564	12,532
Securities lending income	285,795	165,424
	11,121,241	10,418,241
Expenses		
Trustee fees (note 3)	798,879	691,639
Audit fees	7,348	3,212
Custody fees	5,071	4,726
Recordkeeping expense	100	—
Other expenses	40,390	44,770
	851,788	744,347
Net investment income (loss) for the period	10,269,453	9,673,894
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	24,189,313	10,137,956
Change in unrealized appreciation (depreciation) in value of investments	29,670,749	7,525,663
Net gain (loss) on investments	53,860,062	17,663,619
Increase (decrease) in net assets from operations	$ 64,129,515	$27,337,513
Earnings (loss) per Unit**	$ 3.63	$ 1.44
Retained earnings		
Retained earnings (deficit) — beginning period	$ 67,473,050	$37,980,039
Increase (decrease) in net assets from operations	64,129,515	27,337,513
Distribution paid	(14,349,391)	(14,720,044)
Cost of shares repurchased below (in excess of) stated value	(15,351,116)	(1,715,669)
Retained Earnings (deficit) — end of period	$101,902,058	$48,881,839

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are integral part of the financial statements

Statement of Changes in Net Assets
For the nine months ended September 30
(unaudited)

	2005	2004
Net assets — beginning of period	$240,177,176	$ 219,326,761
Increase in net assets from operations	64,129,515	27,337,513
Capital transactions		
Redemption of Units	(40,290,805)	(10,172,898)
Net capital transactions	(40,290,805)	(10,172,898)
Distributions (note 9)	(14,349,391)	(14,720,044)
Increase in net assets for the period	9,489,319	2,444,571
Net assets — end of period	$249,666,495	$ 221,771,332
Net realized gain (loss) on sale of investments		
Proceeds from sale of investments	$ 73,592,469	$ 74,683,527
Average cost of investments held — beginning of period	173,533,869	180,048,926
Plus: cost of investments purchased during the period	30,799,879	58,220,502
Less: average cost of investments held — end of period	(154,930,592)	(173,723,857)
Average cost of investments sold during the period	49,403,156	64,545,571
Net realized gain (loss) on sale of investments	$ 24,189,313	$ 10,137,956

Statement of Cash Flow
For the nine months ended September 30
(unaudited)

	2005	2004
Cash provided by (used in)		
Net investment income (loss) for the period	$ 10,269,453	$ 9,673,894
Operating		
Purchase of investments securities	(30,799,879)	(58,220,502)
Increase (decrease) in amounts payable for investments purchased	(53,296)	
Proceeds from disposition of investment securities	73,592,469	74,683,527
Decrease (increase) in amounts receivable for investments sold	(420,004)	—
Decrease (increase) in other receivables	(310,212)	269,558
Increase (decrease) in other payables	4,539	(98,319)
Net cash provided by (used in) operating activities	42,013,617	16,634,264
Financing		
Unitholder redemptions	(40,290,805)	(10,172,898)
Distributions	(14,349,391)	(14,720,044)
Net cash provided by (used in) financing activities	(54,640,196)	(24,892,942)
Increase (decrease) in cash during the period	$ (2,357,126)	$ 1,415,216
Balance of cash beginning of period	$ 2,705,135	$ 545,345
Balance of cash end of period	$ 348,009	$ 1,960,561

Statement of Portfolio Investments
As at September 30, 2005
(unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Canadian Common Stocks				
Consumer Discretionary				
Consumers' Waterheater Income Fund (The)	85,764	1,156	1,381	
Gateway Casinos Income Fund	57,100	1,208	985	
UE Waterheater Income Fund	106,400	1,495	1,394	
Yellow Pages Income Fund	1,015,709	12,189	14,677	
		16,048	18,437	7.4
Consumer Staples				
Clearwater Seafoods Income Fund	63,500	700	382	
Connors Brothers Income Fund	111,190	1,825	1,606	
KCP Income Fund	78,013	773	815	
Rogers Sugar Income Fund	191,859	785	768	
		4,083	3,571	1.4
Energy				
Acclaim Energy Trust	233,138	1,767	4,779	
Advantage Energy Income Fund	123,879	1,733	2,625	
AltaGas Income Trust	112,400	2,256	3,136	
ARC Energy Trust	406,486	4,807	9,796	
Baytex Energy Trust	144,628	1,479	2,683	
Bonavista Energy Trust	167,711	3,138	6,239	
Canadian Oil Sands Trust	198,228	6,875	25,462	
CCS Income Trust	91,248	1,427	2,827	
Enerplus Resources Fund	252,159	7,997	13,846	
Focus Energy Trust	79,115	1,049	1,902	
Fort Chicago Energy Partners, LP	277,616	2,279	3,520	
Inter Pipeline Fund	395,834	2,442	3,958	
NAL Oil & Gas Trust	155,923	1,373	2,487	
Pembina Pipeline Income Fund	237,195	2,744	3,653	
Pengrowth Energy Trust	340,925	4,511	7,016	
Petrofund Energy Trust	225,170	2,597	5,138	
Peyto Energy Trust	219,626	3,056	6,688	
PrimeWest Energy Trust	166,496	3,852	6,061	
Progress Energy Trust	148,500	1,872	2,615	
Provident Energy Trust	351,701	3,496	4,973	
Shininghank Energy Income Fund	136,622	2,150	3,533	
Vermilion Energy Trust	134,160	1,945	3,904	
Viking Energy Royalty Trust	370,365	2,184	3,626	
		67,029	130,467	52.3
Financials				
Boardwalk REIT	105,242	1,562	2,252	
Calloway REIT	106,804	1,998	2,739	
Canadian Apartment Properties REIT	120,900	1,755	1,735	
Canadian REIT	122,667	1,502	2,674	
Chartwell Seniors Housing REIT	106,791	1,500	1,602	
Davis & Henderson Income Fund	81,947	1,119	1,737	
Dundee REIT	36,746	874	973	
H&R REIT	220,395	2,982	4,575	
InnVest REIT	102,700	1,070	1,307	
Legacy Hotels REIT	193,155	1,172	1,352	
Primaris Retail REIT	95,450	1,232	1,532	
Retirement Residences REIT	198,789	1,787	1,749	
RioCan REIT	419,114	5,234	9,434	
Summit REIT	145,002	1,986	3,306	
		25,773	36,967	14.8
Health Care				
CML Healthcare Income Fund	172,200	2,325	2,552	
		2,325	2,552	1.0
Industrials				
Atlas Cold Storage Income Trust	134,381	1,611	806	
BFI Canada Income Fund	107,772	2,302	3,123	
Newalta Income Fund	59,840	1,098	1,361	
Superior Plus Income Fund	170,144	3,672	4,471	
TransForce Income Fund	104,804	1,602	1,710	
Westshore Terminals, Inc.	152,100	2,149	2,084	
		12,434	13,555	5.4
Materials				
Chemtrade Logistics Income Fund	72,523	1,282	1,090	
Fording Canadian Coal Trust	316,619	5,245	15,695	
Great Lakes Carbon Income Fund	81,372	885	875	
Labrador Iron Ore Royalty Income Fund	69,100	1,946	1,854	
Noranda Income Fund	80,998	809	987	
SFK Pulp Fund	128,000	1,007	562	
Timberwest Forest Corp.	166,924	1,960	2,522	
		13,134	23,585	9.4
Telecommunication Services				
Bell Nordiq Income Fund	70,509	921	1,252	
		921	1,252	0.5
Utilities				
Algonquin Power Income Fund	150,569	1,126	1,506	
Boralex Power Income Fund	97,914	892	1,097	
Calpine Power Income Fund	133,408	1,229	1,328	
Clean Power Income Fund	76,407	651	454	
Energy Savings Income Fund	206,948	1,993	3,961	
GAZ Metro, LP	69,196	1,413	1,557	
Great Lakes Hydro Income Fund	52,171	719	1,010	
Northland Power Income Fund	106,300	1,442	1,539	
Transalta Power, LP	158,700	1,600	1,609	
Transcanada Power, LP	71,032	2,119	2,557	
		13,184	16,618	6.7
Total Canadian Common Stocks		154,931	247,004	98.9
Other Assets and Liabilities			2,662	1.1
Net Assets			249,666	100.0

The accompanying notes are an integral part of the financial statements

Barclays Advantaged Equal Weighted Income Fund*

Statement of Net Assets

As at September 30, 2005 and December 31, 2004 (unaudited)

	2005	2004
Assets		
Investments — at market value	$162,073,050	$165,614,342
Cash	302,687	293,206
Net unrealized gain on forward contracts (note 4)	55,655,359	30,519,348
Prepaid expenses	5,810	—
	218,036,906	196,426,896
Liabilities		
Trustee fees payable	70,048	49,768
Forward agreement fees payable (note 3)	52,975	61,318
Forward agreement stock borrowing cost payable (note 3)	17,313	21,545
Service fees payable	164,645	154,430
Issue expenses payable	—	2,680
Other expenses payable	46,369	57,362
Distributions payable	1,153,638	1,181,855
	1,504,988	1,528,958
Net Asset Value	$216,531,918	$194,897,938
Unitholders' Equity		
Share capital	$159,186,850	$159,303,393
Retained earnings	57,345,068	35,594,545
	$216,531,918	$194,897,938
Number of Units issued and outstanding (note 8)	16,800,723	16,813,023
Net Asset Value per Unit	$ 12.89	$ 11.59
Average cost of investments	$131,321,990	$135,476,932

Statement of Operations

For the nine months ended September 30 (unaudited)

	2005	2004
Revenue		
Dividend income	$ 69,091	$ —
Interest income	4,097	4,433
	73,188	4,433
Expenses		
Trustee fees (note 3)	647,388	582,463
Forward agreement fees	836,178	753,704
Forward agreement stock borrowing cost	245,065	269,460
Service fees (note 10)	485,541	449,429
Audit fees	1,854	14,268
Legal fees	15,262	6,476
Issue expenses	—	105,858
Custody fees	3,460	4,179
Recordkeeping expense	9,492	7,460
Other expenses	74,961	85,327
Unitholders communication cost	37,771	45,332
	2,356,972	2,323,956
Net investment income (loss) for the period	(2,283,784)	(2,319,523)
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	8,914,621	9,044,667
Change in unrealized appreciation (depreciation) in value of forwards	25,136,011	1,896,649
Change in unrealized appreciation (depreciation) in value of investments	613,650	11,541,722
Net gain (loss) on investments	34,664,282	22,483,038
Increase (decrease) in net assets from operations	$ 32,380,498	$ 20,163,515
Earnings (loss) per Unit**	$ 1.93	$ 1.14
Retained earnings		
Retained earnings (deficit) — beginning period	$ 35,594,545	$ 14,819,465
Increase (decrease) in net assets from operations	32,380,498	20,163,515
Distribution paid	(10,605,999)	(11,601,976)
Cost of shares repurchased below (in excess of) stated value	(23,976)	—
Retained earnings (deficit) — end of period	$ 57,345,068	$ 23,381,004

* The value of the Barclays Advantaged Equal Weighted Income Fund is derived from the return of the index portfolio held by the Barclays Equal Weighted Income Fund.

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are integral part of the financial statements

Statements of Changes in Net Assets
For the nine months ended September 30 (unaudited)

	2005	2004
Net assets — beginning of period	$ 194,897,938	$ 182,290,090
Increase in net assets from operations	32,380,498	20,163,515
Capital transactions		
Redemption of Units	(140,519)	—
Net capital transactions	(140,519)	—
Distributions (note 9)	(10,605,999)	(11,601,976)
Increase in net assets for the period	21,633,980	8,561,539
Net assets — end of period	$ 216,531,918	$ 190,851,629
Net realized gain (loss) on sale of investments		
Proceeds from sale of investments	$ 61,112,746	$ 62,097,660
Average cost of investments held — beginning of period		
Plus: cost of investments purchased during the period	135,476,931	165,074,428
Less: average cost of investments held — end of period	48,043,184	47,877,365
Average cost of investments sold during the period	(131,321,990)	(159,898,800)
	52,198,125	53,052,993
Net realized gain (loss) on sale of investments	$ 8,914,621	$ 9,044,667

Statement of Cash Flow
For the nine months ended September 30 (unaudited)

	2005	2004
Cash provided by (used in)		
Net investment income (loss) for the period	$ (2,283,784)	$ (2,319,523)
Operating		
Purchase of investments securities	(48,043,184)	(47,877,365)
Proceeds from disposition of investment securities	61,112,746	62,097,660
Increase (decrease) in distribution payable	(28,216)	(71,584)
Decrease (increase) in other receivables	(26,188)	—
Increase (decrease) in other payables	24,625	(252,039)
Net cash provided by (used in) operating activities	13,039,783	13,896,672
Financing		
Unitholder redemptions	(140,519)	—
Distributions	(10,605,999)	(11,601,976)
Net cash provided by (used in) financing activities	(10,746,518)	(11,601,976)
Increase (decrease) in cash during the period	$ 9,481	$ (24,827)
Balance of cash beginning of period	$ 293,206	$ 308,842
Balance of cash end of period	$ 302,687	$ 284,015

Statement of Portfolio Investments
As at September 30, 2005 (unaudited)

Security	Holdings	Average cost (in $000s)	Market value (in $000s)	Percentage of net assets %
Canadian Common Stocks				
Consumer Staples				
Alimentation Couche Tard, Inc. — Class B	588,153	9,640	12,116	
Cott Corp.	295,978	8,636	6,062	
		18,276	18,178	8.4
Energy				
Western Oil Sands, Inc. — Class A	682,228	9,640	18,795	
		9,640	18,795	8.7
Health Care				
Patheon, Inc.	2,139,078	14,909	15,658	
		14,909	15,658	7.2
Industrials				
Westjet Airlines, Ltd.	751,018	8,637	8,704	
		8,637	8,704	4.0
Information Technology				
ATI Technologies, Inc.	536,170	11,128	8,616	
CGI Group, Inc.	1,237,451	9,640	10,518	
Cognos, Inc.	241,273	11,060	10,850	
Nortel Networks Corp.	4,062,498	14,909	15,478	
Research In Motion, Ltd.	386,152	11,060	30,622	
		57,797	76,084	35.1
Materials				
Inco, Ltd.	274,622	11,003	15,102	
Kinross Gold Corp.	1,069,616	11,060	9,552	
		22,063	24,654	11.4
Total Canadian Common Stocks		131,322	162,073	74.8
Other Assets and Liabilities			54,459	25.2
Net Assets			216,532	100.0

The accompanying notes are integral part of the financial statements

Barclays Equal Weighted Income Fund

Statement of Net Assets
As at September 30, 2005 and December 31, 2004 (unaudited)

	2005	2004
Assets		
Investments — at market value	$233,546,367	$211,078,857
Cash	1,024,415	1,884,799
Deferred loan interest (note 6)	30,913	36,153
Securities lending receivable	11,846	—
Accounts receivable securities sold	—	505,083
Distributions receivable from underlying trust units	1,838,299	1,600,127
	236,451,840	215,105,019
Liabilities		
Accounts payable securities purchased	—	249,463
Trustee fees payable	26,527	26,050
Net unrealized loss on interest swap (note 6)	83,942	77,736
Other expenses payable	12,962	18,080
Loan (note 6)	18,600,000	18,600,000
	18,723,431	18,971,329
Net Asset Value	$217,728,409	$196,133,690
Unitholders' equity		
Share capital	$159,537,640	$159,646,853
Retained earnings	58,190,769	36,486,837
	$217,728,409	$196,133,690
Number of Units issued and outstanding (note 8)	16,765,544	16,777,021
Net Asset Value per Unit	$ 12.99	$ 11.69
Average cost of investments	$184,205,830	$175,417,553

Statement of Operations
For the nine months ended September 30 (unaudited)

	2005	2004
Revenue		
Distributions from underlying trust Units	$ 9,441,683	$ 9,615,567
Interest income	18,742	16,300
Securities lending income	217,538	66,003
	9,677,963	9,697,870
Expenses		
Trustee fees (note 3)	244,012	219,896
Audit fees	7,348	9,120
Interest expenses	367,203	356,860
Net realized loss on interest rate swap	362,559	380,860
Custody fees	4,359	4,351
Recordkeeping expense	402	—
Other expenses	52,132	50,379
	1,038,015	1,021,466
Net investment income (loss) for the period	8,639,948	8,676,404
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	12,420,405	5,283,561
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	(6,206)	(24,772)
Change in unrealized appreciation (depreciation) in value of investments	13,679,233	8,547,793
Net gain (loss) on investments	26,093,432	13,806,582
Increase (decrease) in net assets from operations	$ 34,733,380	$ 22,482,986
Earnings (loss) per Unit**	$ 2.07	$ 1.27
Retained earnings		
Retained earnings (deficit) — beginning period	$ 36,486,837	$ 15,725,710
Increase (decrease) in net assets from operations	34,733,380	22,482,986
Distribution paid	(12,998,142)	(13,898,244)
Cost of shares repurchased below (in excess of) stated value	(31,306)	(26,879)
Retained earnings (deficit) — end of period	$ 58,190,769	$ 24,283,573

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are integral part of the financial statements.

Statement of Changes in Net Assets
For the nine months ended September 30 (unaudited)

	2005	2004
Net assets — beginning of period	$ 196,133,690	$ 183,782,519
Increase in net assets from operations	34,733,380	22,482,986
Capital transactions		
Redemption of Units	(140,519)	(322,000)
Net capital transactions	(140,519)	(322,000)
Distributions (note 9)	(12,998,142)	(13,898,244)
Increase in net assets for the period	21,594,719	8,262,742
Net assets — end of period	$ 217,728,409	$ 192,045,261
Net realized gain (loss) on sale of investments		
Proceeds from sale of investments	$ 47,835,245	$ 78,173,538
Average cost of investments held — beginning of period	175,417,553	184,861,099
Plus: cost of investments purchased during the period	44,203,117	72,457,245
Less: average cost of investments held — end of period	(184,205,830)	(184,428,367)
Average cost of investments sold during the period	35,414,840	72,889,977
Net realized gain (loss) on sale of investments	$ 12,420,405	$ 5,283,561

Statement of Cash Flows
For the nine months ended September 30 (unaudited)

	2005	2004
Cash provided by (used in)		
Net investment income (loss) for the period	$ 8,639,948	$ 8,676,404
Operating		
Purchase of investments securities	(44,203,117)	(72,457,245)
Increase (decrease) in amounts payable for investments purchased	(249,463)	1,602,102
Proceeds from disposition of investment securities	47,835,245	78,173,538
Decrease (increase) in amounts receivable for investments sold	505,083	(251,659)
Decrease (increase) in amounts of deferred loan interest	5,240	6,419
Decrease (increase) in other receivables	(250,017)	103,694
Increase (decrease) in other payables	(4,642)	(194,321)
Net cash provided by (used in) operating activities	3,638,329	6,982,528
Unitholder redemptions	(140,519)	(322,000)
Distributions	(12,998,142)	(13,898,244)
Net cash provided by (used in) financing activities	(13,138,661)	(14,220,244)
Increase (decrease) in cash during the period	$ (860,384)	$ 1,438,688
Balance of cash beginning of period	$ 1,884,799	$ 1,110,210
Balance of cash end of period	$ 1,024,415	$ 2,548,898

Statement of Portfolio Investments
As at September 30, 2005 (unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Canadian Common Stocks				
Consumer Discretionary				
Consumers' Waterheater Income Fund (The)	198,166	2,679	3,190	
Gateway Casinos Income Fund	189,337	3,861	3,266	
UE Waterheater Income Fund	241,550	3,099	3,164	
Yellow Pages Income Fund	216,200	2,472	3,124	
		12,111	12,744	5.9
Consumer Staples				
Clearwater Seafoods Income Fund	551,256	4,991	3,319	
Connors Brothers Income Fund	228,297	3,606	3,297	
KCP Income Fund	307,901	2,943	3,218	
Rogers Sugar Income Fund	837,681	3,397	3,351	
		14,937	13,185	6.1
Energy				
Acclaim Energy Trust	174,855	1,483	3,585	
Advantage Energy Income Fund	167,569	2,463	3,551	
AltaGas Income Trust	119,050	2,317	3,321	
ARC Energy Trust	146,047	1,988	3,520	
Baytex Energy Trust	197,981	1,978	3,673	
Bonavista Energy Trust	95,382	1,717	3,548	
Canadian Oil Sands Trust	27,576	1,092	3,542	
CCS Income Trust	100,567	1,575	3,116	
Enerplus Resources Fund	67,563	2,456	3,710	
Focus Energy Trust	149,216	2,061	3,587	
Fort Chicago Energy Partners, LP	260,122	2,301	3,298	
Inter Pipeline Fund	331,863	2,132	3,319	
NAL Oil & Gas Trust	207,000	1,681	3,302	
Pembina Pipeline Income Fund	222,924	2,714	3,433	
Pengrowth Energy Trust	167,566	2,538	3,448	
Petrofund Energy Trust	156,996	2,382	3,583	
Peyto Energy Trust	106,024	1,427	3,228	
PrimeWest Energy Trust	96,929	2,209	3,528	
Progress Energy Trust	211,462	3,117	3,724	
Provident Energy Trust	244,620	2,463	3,459	
Shiningbank Energy Income Fund	137,041	2,162	3,544	
Vermilion Energy Trust	125,105	1,848	3,641	
Viking Energy Royalty Trust	394,663	2,216	3,864	
		48,320	80,524	37.0
Financials				
Boardwalk REIT	168,605	2,519	3,608	
Calloway REIT	135,550	2,227	3,475	
Canadian Apartment Properties REIT	233,283	3,287	3,348	
Canadian REIT	161,177	2,287	3,514	
Chartwell Seniors Housing REIT	209,016	2,838	3,135	
Davis & Henderson Income Fund	148,529	2,328	3,147	
Dundee REIT	129,020	3,115	3,418	
H&R REIT	166,285	2,486	3,452	
InnVest REIT	268,040	2,815	3,412	
Legacy Hotels REIT	481,436	3,231	3,370	
Primaris Retail REIT	217,714	2,648	3,494	
Retirement Residences REIT	376,832	3,683	3,316	
RioCan REIT	156,709	2,175	3,527	
Summit REIT	151,250	2,294	3,448	
		37,933	47,664	21.9
Health Care				
CML Healthcare Income Fund	227,912	3,270	3,378	
		3,270	3,378	1.5
Industrials				
BFI Canada Income Fund	111,722	2,013	3,238	
Newalta Income Fund	143,351	2,676	3,261	
Superior Plus Income Fund	118,710	2,861	3,120	
TransForce Income Fund	212,141	3,417	3,462	
Westshore Terminals, Inc.	236,504	3,132	3,240	
		14,099	16,321	7.5
Materials				
Chemtrade Logistics Income Fund	214,998	3,747	3,231	
Fording Canadian Coal Trust	68,371	848	3,389	
Great Lakes Carbon Income Fund	286,519	2,953	3,080	
Labrador Iron Ore Royalty Income Fund	123,850	3,288	3,323	
Noranda Income Fund	275,425	2,820	3,357	
SFK Pulp Fund	768,098	4,398	3,372	
Timberwest Forest Corp.	224,161	2,687	3,387	
		20,741	23,139	10.6
Telecommunication Services				
Bell Nordiq Income Fund	184,941	2,490	3,285	
		2,490	3,285	1.5
Utilities				
Algonquin Power Income Fund	338,431	2,969	3,384	
Boralex Power Income Fund	299,779	2,773	3,357	
Calpine Power Income Fund	320,374	3,042	3,188	
Clean Power Income Fund	545,134	4,158	3,238	
Energy Savings Income Fund	162,480	1,967	3,110	
GAZ Metro, LP	155,361	3,193	3,496	
Great Lakes Hydro Income Fund	175,683	2,525	3,399	
Northland Power Income Fund	230,825	3,175	3,342	
Transalta Power, LP	340,115	3,399	3,449	
Transcanada Power, LP	92,880	3,104	3,343	
		30,305	33,306	15.3
Total Canadian Common Stocks		184,206	233,546	107.3
Other Assets and Liabilities			(15,818)	(7.3)
Net Assets			217,728	100.0

The accompanying notes are an integral part of the financial statements

Barclays Advantaged Corporate Bond Fund*

Statement of Net Assets

As at September 30, 2005 and December 31, 2004 (unaudited)

	2005	2004
Assets		
Investments — at market value	$69,154,116	$ 94,792,900
Cash	57,553	47,147
Net unrealized gain on forward contracts (note 4)	6,254,738	12,718,261
	75,466,407	107,558,308
Liabilities		
Trustee fees payable	18,292	25,865
Forward agreement fees payable (note 3)	17,281	33,893
Forward agreement stock borrowing cost payable (note 3)	7,323	12,271
Service fees payable	46,055	56,900
Issue expenses payable	—	1,106
Other expenses payable	29,480	87,858
Distributions payable	330,461	460,812
	448,892	678,705
Net Asset Value	$75,017,515	$106,879,603
Unitholders' equity		
Share capital	$78,277,987	$109,154,843
Contributed surplus	64,191	68,597
Retained earnings	(3,324,663)	(2,343,837)
	$75,017,515	$106,879,603
Number of Units issued and outstanding (note 8)	8,261,529	11,520,300
Net Asset Value per Unit	$ 9.08	$ 9.28
Average cost of investments	$63,200,087	$ 94,645,899

Statement of Operations

For the nine months ended September 30 (note 1) (unaudited)

	2005	2004
Revenue		
Dividend income	$ 34,999	$ —
Interest income	19,462	44,335
	54,461	44,335
Expenses		
Trustee fees(note 3)	207,840	180,682
Forward agreement fees	413,837	358,856
Forward agreement stock borrowing cost	133,844	119,699
Service fees (note 10)	159,877	138,365
Audit fees	1,854	13,875
Legal fees	7,868	6,614
Issue expenses	—	874,197
Custody fees	1,776	1,769
Recordkeeping expense	9,492	7,620
Other expenses	46,082	58,936
Unitholders communication cost	22,520	46,301
	1,004,990	1,806,914
Net investment income (loss) for the period	(950,529)	(1,762,579)
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	3,823,464	41,260
Change in unrealized appreciation (depreciation) in value of forwards	(6,463,523)	9,380,265
Change in unrealized appreciation (depreciation) in value of investments	5,807,028	(8,496,975)
Net gain (loss) on investments	3,166,969	924,550
Increase (decrease) in net assets from operations	$ 2,216,440	$ (838,029)
Earnings (loss) per Unit**	$ 0.21	$ (0.07)
Retained earnings		
Retained earnings (deficit) — beginning period	$(2,343,837)	$ —
Increase (decrease) in net assets from operations	2,216,440	(838,029)
Distribution paid	(3,889,506)	(3,492,684)
Cost of shares repurchased below (in excess of) stated value	692,240	26,995
Retained earnings (deficit) — end of period	$(3,324,663)	$(4,303,718)

* The value of the Barclays Advantaged Corporate Bond Fund is derived from the return of the index portfolio held by the Barclays Corporate Bond Fund.

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinnery
Director

The accompanying notes are integral part of the financial statements.

Statement of Changes in Net Assets
For the nine months ended September 30 (note 1) (unaudited)

	2005	2004
Net assets — beginning of period	$106,879,603	$ —
Increase in net assets from operations	2,216,440	(838,029)
Capital transactions		
Proceeds from issue of Units	215,413	115,850,000
Commission paid on issued Units	—	(6,082,125)
Redemption of Units	(30,404,435)	(271,468)
Net capital transactions	(30,189,022)	109,496,407
Distributions (note 9)	(3,889,506)	(3,492,684)
Increase in net assets for the period	(31,862,088)	105,165,694
Net assets — end of period	$ 75,017,515	$ 105,165,694
Net realized gain (loss) on sale of investments		
Proceeds from sale of investments	$ 58,973,026	$ 13,207,784
Average cost of investments held — beginning of period	94,645,899	—
Plus: cost of investments purchased during the period	23,703,750	117,881,866
Less: average cost of investments held — end of period	(63,200,087)	(104,715,342)
Average cost of investments sold during the period	55,149,562	13,166,524
Net realized gain (loss) on sale of investments	$ 3,823,464	$ 41,260

Statement of Cash Flow
For the nine months ended September 30 (note 1) (unaudited)

	2005	2004
Cash provided by (used in)		
Net investment income (loss) for the period	$ (950,529)	$ (1,762,579)
Operating		
Purchase of investments securities	(23,703,750)	(117,881,866)
Proceeds from disposition of investment securities	58,973,026	13,207,784
Increase (decrease) in distribution payable	(130,351)	462,140
Decrease (increase) in other receivables	(6,715)	—
Increase (decrease) in other payables	(92,747)	285,093
Net cash provided by (used in) operating activities	35,039,463	(103,926,849)
Financing		
Proceeds from Units issued	215,413	115,850,000
Commission paid on issued Units	—	(6,082,125)
Unitholder redemptions	(30,404,435)	(271,468)
Distributions	(3,889,506)	(3,492,684)
Net cash provided by (used in) financing activities	(34,078,528)	106,003,723
Increase (decrease) in cash during the period	$ 10,406	$ 314,295
Balance of cash beginning of period	$ 47,147	$ —
Balance of cash end of period	$ 57,553	$ 314,295

Statement of Portfolio Investments
As at September 30, 2005 (unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian Common Stocks		(in $000s)	(in $000s)	%
Consumer Staples				
Alimentation Couche Tard, Inc. — Class B	273,391	4,481	5,632	
Cott Corp.	118,903	3,469	2,435	
		7,950	8,067	10.8
Energy				
Western Oil Sands, Inc. — Class A	317,116	4,481	8,736	
		4,481	8,736	11.6
Health Care				
Patheon, Inc.	976,174	6,804	7,146	
		6,804	7,146	9.5
Industrials				
Westjet Airlines, Ltd.	301,700	3,470	3,497	
		3,470	3,497	4.7
Information Technology				
ATI Technologies, Inc.	269,482	5,865	4,331	
CGI Group, Inc.	575,204	4,481	4,889	
Cognos, Inc.	139,464	5,836	6,272	
Nortel Networks Corp.	1,853,934	6,804	7,063	
Research In Motion, Ltd.	94,708	5,836	7,510	
		28,822	30,065	40.1
Materials				
Inco, Ltd.	115,953	5,837	6,376	
Kinross Gold Corp.	589,775	5,836	5,267	
		11,673	11,643	15.5
Total Canadian Common Stocks		63,200	69,154	92.2
Other Assets and Liabilities			5,864	7.8
Net Assets			75,018	100.0

The accompanying notes are integral part of the financial statements.

Barclays Corporate Bond Fund

Statement of Net Assets
As at September 30, 2005 and December 31,2004
(unaudited)

	2005	2004
Assets		
Investments — at market value	$ 77,391,414	$109,723,020
Cash	2,618,257	823,335
Net unrealized gain on forward foreign currency contracts (note 5)	6,131,075	7,655,671
Deferred loan interest (note 6)	22,909	52,093
Interest receivable	484,200	701,357
Distributions receivable from underlying trust Units	200,570	—
	86,848,425	118,955,476
Liabilities		
Trustee fees payable	5,278	8,354
Net unrealized loss on interest swap (note 6)	25,887	27,937
Other expenses payable	8,406	8,024
Loans (note 6)	11,400,000	11,400,000
	11,439,571	11,444,315
Net Asset Value	$ 75,408,854	$107,511,161
Unitholders' equity		
Share capital	$ 79,620,354	$111,030,214
Contributed surplus	22,857	22,857
Retained earnings	(4,234,357)	(3,541,910)
	$ 75,408,854	$107,511,161
Number of Units issued and outstanding (note 8)	8,239,892	11,490,491
Net Asset Value per Unit	$ 9.15	$ 9.36
Average cost of investments	$ 88,771,901	$120,187,519

Statements of Operations
For the nine months ended September 30 (note 1)
(unaudited)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 2,886,256	$ 2,310,875
Interest income	1,824,767	1,763,847
Net gain from foreign currency forward contracts	5,964,698	710,346
	10,675,721	4,785,068
Expenses		
Trustee fees(note 3)	68,262	62,288
Audit fees	7,350	3,964
Issue expenses	—	206,000
Interest expenses	227,661	184,689
Net realized loss on interest rate swap	214,243	149,882
Custody fees	2,049	2,023
Recordkeeping expense	402	—
Other expenses	35,914	26,342
	555,881	635,188
Net investment income (loss) for the period	10,119,840	4,149,880
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	(4,479,304)	(28,199)
Change in unrealized depreciation in value of forward foreign currency contracts	(1,524,596)	2,593,694
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	2,050	(31,609)
Change in unrealized appreciation (depreciation) in value of investments	(915,988)	(5,759,503)
Net gain (loss) on investments	(6,917,838)	(3,225,617)
Increase (decrease) in net assets from operations	$ 3,202,002	$ 924,263
Earnings (loss) per Unit**	$ 0.30	$ 0.08
Retained earnings		
Retained earnings (deficit) — beginning period	$(3,541,910)	$ —
Increase (decrease) in net assets from operations	3,202,002	924,263
Distribution paid	(4,899,874)	(3,798,536)
Cost of shares repurchased below (in excess of) stated value	1,005,425	—
Retained earnings (deficit) — end of period	$(4,234,357)	$(2,874,273)

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are integral part of the financial statements

Statement of Changes in Net Assets
For the nine months ended September 30 (note 1) (unaudited)

	2005	2004
Net assets — beginning of period	$ 107,511,161	$ —
Increase in net assets from operations	3,202,002	924,263
Capital transactions		
Proceeds from issue of Units	—	108,939,330
Redemption of Units	(30,404,435)	(466,425)
Net capital transactions	(30,404,435)	108,472,905
Distributions (note 9)	(4,899,874)	(3,798,536)
Increase in net assets for the period	(32,102,307)	105,598,632
Net assets — end of period	$ 75,408,854	$ 105,598,632
Net realized gain (loss) on sale of investments		
Proceeds from sale of investments	$ 76,457,627	$ 21,349,023
Average cost of investments held — beginning of period	120,187,519	—
Plus: cost of investments purchased during the period	49,521,313	138,924,108
Less: average cost of investments held — end of period	(88,771,901)	(117,546,886)
Average cost of investments sold during the period	80,936,931	21,377,222
Net realized gain (loss) on sale of investments	$ (4,479,304)	$ (28,199)

Statement of Cash Flow
For the nine months ended September 30 (note 1) (unaudited)

	2005	2004
Cash provided by (used in)		
Net investment income (loss) for the period	$ 10,119,840	$ 4,149,880
Operating		
Purchase of investments securities	(49,521,313)	(138,924,108)
Increase (decrease) in amounts payable for investments purchased	—	2,251,235
Proceeds from disposition of investment securities	76,457,627	21,349,023
Decrease (increase) in amounts of deferred loan interest	26,840	(43,806)
Decrease (increase) in other receivables	16,587	(677,863)
Increase (decrease) in other payables	(350)	19,440
Net cash provided by (used in) operating activities	26,979,391	(116,026,079)
Financing		
Proceeds from Units issued	—	108,939,330
Unitholder redemptions	(30,404,435)	(466,425)
Distributions	(4,899,874)	(3,798,536)
Proceeds from loan	—	11,400,000
Net cash provided by (used in) financing activities	(35,304,309)	116,074,369
Increase (decrease) in cash during the period	$ 1,794,922	$ 4,198,170
Balance of cash beginning of period	$ 823,335	$ —
Balance of cash end of period	$ 2,618,257	$ 4,198,170

Statement of Portfolio Investments
As at September 30, 2005 (unaudited)

Security	Holdings	Average cost (in $000s)	Market value (in $000s)	Percentage of net assets %
Exchange Traded Fund				
iShares GS $ Investop Corporate Bond Fund	423,672	62,590	53,103	70.4
Total Exchange Traded Fund		62,590	53,103	70.4
	Par			
US High Yield Corporate Bonds				
AES Corp. (The), Senior Secured Note 8.75% May 15, 2013	405,000	598	517	
Allied Waste North America, Senior Note 7.25% March 15, 2015	400,000	462	456	
American Tower Corp., Senior Note 7.13% October 15, 2012	400,000	527	490	
Arch Western Finance LLC, Guaranteed Senior Note 6.75% July 01, 2013	405,000	572	484	
AT&T Corp., Senior Note 9.05% November 15, 2011	410,000	560	538	
Cablevision Systems Corp., Series B, Senior Note 8.00% April 15, 2012	405,000	548	456	
Calpine Corp., Senior Secured Note 8.50% July 15, 2010	410,000	367	340	
Case New Holland, Inc., Senior Note 9.25% August 01, 2011	415,000	528	511	
Charter Communications Holdings II LLC/Charter Communications Holdings II Capital Corp., Senior Note 10.25% September 15, 2010	405,000	568	484	
Citizens Communications Co., Senior Note 6.25% January 15, 2013	400,000	475	448	
DaVita, Inc., Senior Subordinated Note 7.25% March 15, 2015	405,000	483	479	
Delhaize America, Inc., Note 8.13% April 15, 2011	410,000	545	520	
Dex Media West LLC/Dex Media Finance Co., Series B, Senior Subordinated Not 9.88% August 15, 2013	403,000	601	519	
DirecTV Holdings LLC, Senior Note 6.38% June 15, 2015	405,000	496	468	
Dynegy Holdings, Inc., Senior Secured Note 10.13% July 15, 2013	410,000	549	526	
Echostar DBS Corp., Senior Note 6.63% October 01, 2014	405,000	489	466	
El Paso Production Holding Co., Senior Note 7.75% June 01, 2013	405,000	511	498	
Equistar Chemicals, LP/Equistar Funding Corp., Senior Note 10.63% May 01, 2011	405,000	551	519	
Georgia-Pacific Corp., Senior Note 9.38% February 01, 2013	400,000	605	521	
Goodyear Tire & Rubber Co. (The), Senior Note 9.00% July 01, 2015	405,000	506	465	
HCA, Inc., Note 6.38% January 15, 2015	405,000	479	466	
Host Marriott, LP, Senior Note 7.13% November 01, 2013	410,000	512	489	
Huntsman International LLC, Senior Note 9.88% March 01, 2009	400,000	509	497	
International Steel Group, Inc., Senior Note 6.50% April 15, 2014	400,000	477	453	
JC Penney Corp., Inc., Note 8.00% March 01, 2010	410,000	536	520	
Jefferson Smurfit Corp. US, Senior Note 8.25% October 01, 2012	410,000	483	447	
L-3 Communications Corp., Senior Subordinated Note 5.88% January 15, 2015	405,000	479	456	
L-3 Communications Corp., Senior subordinated Note 6.38% October 15, 2015	415,000	503	489	
MCI, Inc., Note 7.69% May 01, 2009	400,000	499	484	
MGM Mirage, Senior Note 6.00% October 01, 2009	415,000	494	480	
Nalco Co., Senior Subordinated Note 8.88% November 15, 2013	410,000	528	502	
Nortek, Inc., Senior Subordinated Note 8.50% September 01, 2014	405,000	556	435	
Owens Brockway Glass Container, Inc., Senior Secured Note 8.88% February 15, 2009	410,000	518	502	
PanAmSat Corp., Senior Note 9.00% August 15, 2014	408,000	555	500	
Peabody Energy Corp., Senior Note 6.88% March 15, 2013	410,000	511	500	

Statement of Portfolio Investments
As at September 30, 2005
(unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Playtex Products, Inc., Senior Secured Note 8.00% March 01, 2011	405,000	558	494	
Qwest Services Corp., Senio Subordinated Note 13.50% December 15, 2010	400,000	633	535	
Reliant Energy, Inc., Senior Secured Note 6.75% December 15, 2014	405,000	487	463	
Six Flags, Inc., Senior Note 9.63% June 01, 2014	410,000	493	473	
Starwood Hotels & Resorts Worldwide, Inc., Senior Note 7.88% May 01, 2012	405,000	561	517	
Station Casinos, Inc., Senior Note 6.00% April 01, 2012	405,000	554	472	
Sungard Data Systems, Inc., Senior Note 9.13% August 15, 2013	415,000	518	498	
Tenet Healthcare Corp., Senior Note 9.88% July 01, 2014	405,000	554	494	
Texas Genco LLC/Texas Genco Financing Corp., Senior Note 6.88% December 15, 2014	405,000	509	484	
Triad Hospitals, Inc., Senior Subordinated Note 7.00% November 15, 2013	410,000	502	485	
TRW Automotive, Inc., Senior Note 9.38% February 15, 2013	410,000	547	528	
TXU Corp., Series P, Senior Note 5.55% November 15, 2014	410,000	477	454	
United Rentals North America, Inc., Senior Note 6.50% February 15, 2012	405,000	532	454	
Williams Cos., Inc., Note 8.13% March 15, 2012	410,000	547	528	
Xerox Corp., Senior Note 6.88% August 15, 2011	400,000	530	484	
Total High Yield Corporate Bonds		26,182	24,288	32.2
Total Fixed Income Investments		88,772	77,391	102.6
Other Assets and Liabilities			(1,982)	(2.6)
Net Assets			75,409	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Income + Growth Split Trust

Statement of Net Assets

As at September 30, 2005 and December 31, 2004 (unaudited)

	2005	2004
Assets		
Investments — at market value	$101,836,846	$130,125,592
Cash	1,023,271	1,684,500
Prepaid expenses	9,357	—
Securities lending receivable	3,440	—
Accounts receivable securities sold	—	233,751
Distributions receivable from underlying trust units	585,171	873,760
	103,458,085	132,917,603
Liabilities		
Accounts payable securities purchased	—	116,648
Trustee fees payable	40,963	59,013
Service fees payable	46,210	52,398
Other expenses payable	68,368	88,802
Preferred security	43,224,660	62,500,000
Accrued preferred security interest	331,231	478,941
Distributions payable	253,832	342,719
	43,965,264	63,638,521
Net Asset Value	$ 59,492,821	$ 69,279,082
Unitholders' equity		
Share capital	$ 39,550,564	$ 57,187,500
Retained earnings	19,942,257	12,091,582
	$ 59,492,821	$ 69,279,082
Number of Units issued and outstanding (note 8)	4,322,466	6,250,000
Net Asset Value per Unit	$ 13.76	$ 11.08
Average cost of investments	$ 82,618,972	$116,332,388

Statement of Operations

For the nine months ended September 30 (note 1) (unaudited)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 4,097,700	$ 3,060,965
Interest income	33,114	20,545
Securities lending income	85,317	24,561
	4,216,131	3,106,071
Expenses		
Trustee fees(note 3)	391,031	238,283
Service fees (note 10)	153,569	80,922
Audit fees	10,555	11,935
Legal fees	9,293	5,560
Issue expenses	—	798,730
Custody fees	2,299	1,288
Recordkeeping expense	9,307	15,127
Other expenses	99,984	66,560
Unitholders communication cost	27,824	32,131
Preferred securities fixed interest	2,426,050	1,714,384
	3,129,912	2,964,920
Net investment income (loss) for the period	1,086,219	141,151
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	8,648,151	(310,352)
Change in unrealized appreciation (depreciation) in value of investments	5,424,670	5,677,793
Net gain (loss) on investments	14,072,821	5,367,441
Increase (decrease) in net assets from operations	$15,159,040	$ 5,508,592
Earnings (loss) per Unit**	$ 2.82	$ 0.88
Retained earnings		
Retained earnings (deficit) — beginning period	$12,091,582	$ —
Increase (decrease) in net assets from operations	15,159,040	5,508,592
Distribution paid	(2,910,280)	(1,859,875)
Cost of shares repurchased in excess of stated value	(4,398,085)	—
Retained earnings (deficit) — end of period	$19,942,257	$ 3,648,717

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are integral part of the financial statements

Statements of Changes in Net Assets
For the nine months ended September 30 (note 1)
(unaudited)

	2005	2004
Net assets — beginning of period	$ 69,279,082	$ —
Increase in net assets from operations	15,159,040	5,508,592
Capital transactions		
Proceeds from issue of Units	—	62,500,000
Commission paid on issued Units		(5,312,500)
Redemption of Units	(22,035,021)	—
Net capital transactions	(22,035,021)	57,187,500
Distributions (note 9)	(2,910,280)	(1,859,875)
Increase in net assets for the period	(9,786,261)	60,836,217
Net assets — end of period	$ 59,492,821	$ 60,836,217
Net realized gain (loss) on sale of investments		
Proceeds from sale of investments	$ 60,453,770	$ 30,315,516
Average cost of investments held — beginning of period	116,332,388	—
Plus: cost of investments purchased during the period	18,092,203	147,567,775
Less: average cost of investments held — end of period	(82,618,972)	(116,941,907)
Average cost of investments sold during the period	51,805,619	30,625,868
Net realized gain (loss) on sale of investments	$ 8,648,151	$ (310,352)

Statement of Cash Flow
For the nine months ended September 30 (note 1)
(unaudited)

	2005	2004
Cash provided by (used in)		
Net investment income (loss) for the period	$ 1,086,219	$ 141,151
Operating		
Purchase of investments securities	(18,092,203)	(147,567,775)
Increase (decrease) in amounts payable for investments purchased	(116,648)	723,824
Proceeds from disposition of investment securities	60,453,770	30,315,516
Decrease (increase) in amounts receivable for investments sold	233,751	(112,256)
Increase (decrease) in distribution payable	(88,887)	389,956
Decrease (increase) in other receivables	285,149	(913,387)
Increase (decrease) in other payables	(201,739)	693,830
Net cash provided by (used in) operating activities	42,473,193	(116,470,292)
Financing		
Proceeds from Units issued	—	62,500,000
Commissions paid on Units issued	—	(5,312,500)
Proceeds from preferred Units issued	—	62,500,000
Unitholder redemptions	(22,035,021)	—
Preferred unitholder redemptions	(19,275,340)	—
Distributions	(2,910,280)	(1,859,875)
Net cash provided by (used in) financing activities	(44,220,641)	117,827,625
Increase (decrease) in cash during the period	$ (661,229)	$ 1,498,484
Balance of cash beginning of period	$ 1,684,500	$ —
Balance of cash end of period	$ 1,023,271	$ 1,498,484

Statement of Portfolio Investments
As at September 30, 2005
(unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Canadian Stock and Income Trust				
Exchange Traded Funds				
iUnits S&P/TSX 60 Index Fund	423,400	20,816	26,336	44.3
		20,816	26,336	44.3
Canadian Common Stocks				
Consumer Discretionary				
Consumers' Waterheater Income Fund (The)	64,350	869	1,036	
Gateway Casinos Income Fund	61,163	1,247	1,055	
UE Waterheater Income Fund	78,050	1,082	1,022	
Yellow Pages Income Fund	69,891	798	1,010	
		3,996	4,123	6.9
Consumer Staples				
Clearwater Seafoods Income Fund	178,244	1,620	1,073	
Connors Brothers Income Fund	73,813	1,166	1,066	
KCP Income Fund	99,566	951	1,040	
Rogers Sugar Income Fund	270,820	1,098	1,083	
		4,835	4,262	7.1
Energy				
Acclaim Energy Trust	56,479	585	1,158	
Advantage Energy Income Fund	54,184	942	1,148	
AltaGas Income Trust	38,450	748	1,073	
ARC Energy Trust	47,183	705	1,137	
Baytex Energy Trust	64,031	740	1,188	
Bonavista Energy Trust	30,867	664	1,148	
Canadian Oil Sands Trust	8,954	372	1,150	
CCS Income Trust	32,525	491	1,008	
Enerplus Resources Fund	21,951	759	1,205	
Focus Energy Trust	47,769	713	1,148	
Fort Chicago Energy Partners, LP	84,057	784	1,066	
Inter Pipeline Fund	106,773	788	1,068	
NAL Oil & Gas Trust	66,943	693	1,068	
Pembina Pipeline Income Fund	72,294	896	1,113	
Pengrowth Energy Trust	54,127	881	1,114	
Petrofund Energy Trust	50,757	836	1,158	
Peyto Energy Trust	34,490	504	1,050	
PrimeWest Energy Trust	31,590	762	1,150	
Progress Energy Trust	68,338	1,007	1,203	
Provident Energy Trust	79,100	856	1,118	
Shiningbank Energy Income Fund	44,537	753	1,152	
Vermilion Energy Trust	40,495	724	1,178	
Viking Energy Royalty Trust	127,537	689	1,249	
		16,892	26,050	43.8
Financials				
Boardwalk REIT	54,533	815	1,167	
Borealis Retail REIT	69,696	845	1,119	
Calloway REIT	43,845	720	1,124	
Canadian Apartment Properties REIT	75,417	1,063	1,082	
Canadian REIT	51,619	771	1,125	
Chartwell Seniors Housing REIT	67,535	920	1,013	
Davis & Henderson Income Fund	48,021	861	1,018	
Dundee REIT	41,694	1,007	1,105	
H&R REIT	53,735	806	1,116	
InnVest REIT	86,680	853	1,103	
Legacy Hotels REIT	155,587	1,045	1,089	
Retirement Residences REIT	121,810	1,292	1,072	

The accompanying notes are an integral part of the financial statements

Statement of Portfolio Investments
As at September 30, 2005
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
RioCan REIT	50,648	721	1,140	
Summit REIT	48,884	746	1,115	
		12,465	15,388	25.9
Health Care				
CML Healthcare Income Fund	73,688	981	1,092	
		981	1,092	1.8
Industrials				
BFI Canada Income Fund	36,126	650	1,047	
Newalta Income Fund	46,302	865	1,053	
Superior Plus Income Fund	38,411	993	1,009	
TransForce Income Fund	68,590	1,105	1,119	
Westshore Terminals, Inc.	76,496	1,013	1,048	
		4,626	5,276	8.9
Materials				
Chemtrade Logistics Income Fund	69,499	1,211	1,045	
Fording Canadian Coal Trust	22,123	436	1,097	
Great Lakes Carbon Income Fund	92,609	954	996	
Labrador Iron Ore Royalty Income Fund	40,050	1,059	1,075	
Noranda Income Fund	89,037	912	1,085	
SFK Pulp Fund	248,242	1,615	1,090	
Timberwest Forest Corp.	72,488	961	1,095	
		7,148	7,483	12.6
Telecommunication Services				
Bell Nordiq Income Fund	59,790	802	1,062	
		802	1,062	1.8
Utilities				
Algonquin Power Income Fund	109,389	975	1,094	
Boralex Power Income Fund	96,927	897	1,086	
Calpine Power Income Fund	103,538	956	1,030	
Clean Power Income Fund	176,239	1,344	1,047	
Energy Savings Income Fund	52,492	869	1,005	
GAZ Metro, LP	50,183	1,031	1,129	
Great Lakes Hydro Income Fund	56,757	909	1,098	
Northland Power Income Fund	74,575	1,026	1,080	
Transalta Power, LP	109,985	1,099	1,115	
Transcanada Power, LP	30,031	952	1,081	
		10,058	10,765	18.1
Total Canadian Common Stocks		61,803	75,501	126.9
Total Investments		82,619	101,837	171.2
Other Assets and Liabilities			(42,344)	(71.2)
Net Assets			59,493	100.0

The accompanying notes are an integral part of the financial statements

(This page intentionally left blank)

Barclays Top 100 Equal Weighted Income Fund

Statement of Net Assets

As at September 30, 2005 and December 31, 2004 (unaudited)

	2005	2004
Assets		
Investments — at market value	$354,898,834	$317,631,699
Cash	1,268,633	6,272,650
Deferred loan interest (note 6)	136,600	148,443
Prepaid expenses	15,578	—
Interest receivable	—	411
Securites lending receivable	25,332	—
Distributions receivable from underlying trust units	2,727,212	2,458,668
	359,072,189	326,511,871
Liabilities		
Accounts payable securities purchased	—	1,711,200
Trustee fees payable	127,917	116,404
Service fees payable	255,480	110,597
Net unrealized loss on interest swap (note 6)	61,813	81,082
Issue expenses payable	88,040	335,233
Other expenses payable	11,733	31,183
Loan (note 6)	29,400,000	29,400,000
Distributions payable	2,032,408	2,706,490
	31,977,391	34,492,189
Net Asset Value	$327,094,798	$292,019,682
Unitholders' equity		
Share capital	$276,670,388	$276,670,388
Retained earnings	50,424,410	15,349,294
	$327,094,798	$292,019,682
Number of Units issued and outstanding (note 8)	29,200,000	29,200,000
Net Asset Value per Unit	$ 11.20	$ 10.00
Average cost of investments	$296,422,715	$301,439,456

Statements of Operations

For the nine months ended September 30 (note 1) (unaudited)

	2005
Revenue	
Distributions from underlying trust units	$ 14,264,858
Interest income	29,548
Security lending income	339,883
	14,634,289
Expenses	
Trustee fees (note 3)	1,089,880
Service fees (note 10)	726,586
Audit fees	10,637
Legal fees	24,220
Interest expenses	604,983
Net realized loss on interest rate swap	552,003
Custody fees	6,736
Recordkeeping expense	10,998
Other expenses	74,538
Unitholders communication cost	35,222
	3,135,803
Net investment income (loss) for the period	11,498,486
Gain (loss) on investments	
Net realized gain (loss) on sale of investments	(544,317)
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	19,269
Change in unrealized appreciation (depreciation) in value of investments	42,283,876
Net gain (loss) on investments	41,758,828
Increase (decrease) in net assets from operations	$ 53,257,314
Earnings (loss) per Unit**	$ 1.82
Retained earnings	
Retained earnings (deficit) — beginning period	$ 15,349,294
Increase (decrease) in net assets from operations	53,257,314
Distribution paid	(18,182,198)
Retained earnings (deficit) — end of period	$ 50,424,410

** Earnings (loss) per Unit is calculated based on the average number of units outstanding during the period.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are integral part of the financial statements

Statement of Changes in Net Assets
For the nine months ended September 30 (note 1) (unaudited)

	2005
Net assets — beginning of period	$ 292,019,682
Increase in net assets from operations	53,257,314
Distributions (note 9)	(18,182,198)
Increase in net assets for the period	35,075,116
Net assets — end of period	$ 327,094,798
Net realized gain (loss) on sale of investments	
Proceeds from sale of investments	$ 5,577,661
Average cost of investments held — beginning of period	301,439,456
Plus: cost of investments purchased during the period	1,105,237
Less: average cost of investments held — end of period	(296,422,715)
Average cost of investments sold during the period	6,121,978
Net realized gain (loss) on sale of investments	$ (544,317)

Statement of Cash Flow
For the nine months ended September 30 (note 1) (unaudited)

	2005
Cash provided by (used in)	
Net investment income (loss) for the period	$ 11,498,486
Operating	
Purchase of investments securities	(1,105,237)
Increase (decrease) in amounts payable for investments purchased	(1,711,200)
Proceeds from disposition of investment securities	5,577,661
Decrease (increase) in amounts of deferred loan interest	11,843
Increase (decrease) in distribution payable	(674,082)
Decrease (increase) in other receivables	(293,877)
Increase (decrease) in other payables	(125,413)
Net cash provided by (used in) operating activities	1,679,695
Financing	
Distributions	(18,182,198)
Net cash provided by (used in) financing activities	(18,182,198)
Increase (decrease) in cash during the period	$ (5,004,017)
Balance of cash beginning of period	$ 6,272,650
Balance of cash end of period	$ 1,268,633

Statement of Portfolio Investments
As at September 30, 2005 (unaudited)

Security	Holdings	Average cost (in $000s)	Market value (in $000s)	Percentage of net assets %
Canadian Common Stocks				
Consumer Discretionary				
Brick Group Income Fund (The) — Class A	237,300	3,066	2,492	
Cineplex Galaxy Income Fund	206,600	2,993	3,180	
Consumers' Waterheater Income Fund (The)	206,900	3,069	3,331	
Gateway Casinos Income Fund	159,300	3,003	2,748	
Movie Distribution Income Fund	231,700	3,022	2,305	
North West Co. Fund	110,200	3,029	3,404	
Osprey Media Income Fund	347,900	3,144	2,696	
Sleep Country Canada Income Fund	140,500	3,071	2,566	
UE Waterheater Income Fund	233,900	3,029	3,064	
Yellow Pages Income Fund	233,973	2,934	3,381	
		30,360	29,167	8.9
Consumer Staples				
Arctic Glacier Income Fund	266,800	2,970	2,929	
Connors Brothers Income Fund	182,100	3,040	2,630	
KCP Income Fund	309,400	3,106	3,233	
Rogers Sugar Income Fund	794,000	3,030	3,176	
		12,146	11,968	3.7
Energy				
Acclaim Energy Trust	217,400	2,839	4,457	
Advantage Energy Income Fund	144,600	2,802	3,064	
AltaGas Income Trust	134,900	3,032	3,764	
ARC Energy Trust	182,200	3,003	4,391	
Baytex Energy Trust	235,700	3,000	4,372	
Bonavista Energy Trust	113,400	2,993	4,218	
Bonterra Energy Income Trust	155,400	3,405	3,775	
Canadian Oil Sands Trust	52,500	3,110	6,744	
CCS Income Trust	153,400	3,045	4,752	
Crescent Point Energy Trust	179,200	2,978	3,889	
Enbridge Income Fund	235,700	3,000	3,241	
Enerplus Resources Fund	78,200	3,064	4,294	
Enterra Energy Trust	148,900	2,910	4,281	
Focus Energy Trust	151,300	3,018	3,637	
Fort Chicago Energy Partners, LP	273,900	2,926	3,473	
Freehold Royalty Trust	171,600	2,904	3,205	
Harvest Energy Trust	143,255	3,048	5,444	
Inter Pipeline Fund	350,400	2,991	3,504	
Keyera Facilities Income Fund	214,900	2,758	4,053	
NAL Oil & Gas Trust	223,200	2,865	3,560	
NAV Energy Trust	293,300	2,714	2,889	
Paramount Energy Trust	199,700	2,860	4,653	
Pembina Pipeline Income Fund	232,200	3,039	3,576	
Pengrowth Energy Trust	167,500	2,895	3,447	
Penn West Energy Trust REIT	79,800	2,310	2,913	
Petrofund Energy Trust	201,100	2,981	4,589	
Peyto Energy Trust	142,200	3,033	4,330	
PrimeWest Energy Trust	113,400	2,865	4,128	
Progress Energy Trust	227,300	3,015	4,003	
Provident Energy Trust	273,200	2,887	3,863	
Shiningbank Energy Income Fund	138,600	2,925	3,584	
StarPoint Energy Trust	163,611	2,987	3,923	
Trinidad Energy Services Income Trust	316,400	3,042	5,037	

The accompanying notes are an integral part of the financial statements

Barclays Top 100 Equal Weighted Income Fund — continued

Statement of Portfolio Investments
As at September 30, 2005
(unaudited)

Security	Holdings	Average cost (in $000s)	Market value (in $000s)	Percentage of net assets %
Vermilion Energy Trust	158,900	2,974	4,624	
Viking Energy Royalty Trust	445,900	2,887	4,365	
Zargon Energy Trust	131,100	3,021	4,556	
		106,126	146,598	44.8
Financials				
Alexis Nihon REIT	231,300	3,047	3,123	
Boardwalk REIT	174,800	2,911	3,741	
Borealis Retail REIT	223,900	2,896	3,594	
Calloway REIT	172,300	2,924	4,418	
Canadian Apartment Properties REIT	215,100	2,844	3,087	
Canadian Hotel Income Properties Reit REIT	289,700	2,881	3,384	
Canadian REIT	168,100	2,923	3,665	
Chartwell Seniors Housing REIT	229,500	2,855	3,443	
Cominar REIT	173,700	2,938	3,372	
Davis & Henderson Income Fund	148,000	3,034	3,136	
Dundee REIT	121,100	2,951	3,208	
H&R REIT	164,800	2,925	3,421	
InnVest REIT	276,400	2,910	3,519	
IPC US REIT	303,200	2,952	3,456	
Legacy Hotels REIT	457,300	2,985	3,201	
Livingston International Income Fund	141,100	3,036	3,159	
Morguard REIT	315,200	2,883	3,357	
O&Y REIT	219,500	2,864	3,545	
Retirement Residences REIT	312,000	2,854	2,746	
RioCan REIT	170,300	2,918	3,833	
Summit REIT	162,400	2,799	3,703	
Sunrise Senior Living REIT	259,750	2,965	3,512	
		64,295	75,623	23.1
Health Care				
CML Healthcare Income Fund	238,900	3,035	3,540	
Medical Facilities Corp.	281,600	3,114	3,376	
		6,149	6,916	2.1
Industrials				
BFI Canada Income Fund	121,400	2,923	3,518	
Contrans Income Fund	233,400	3,027	3,249	
Newalta Income Fund	140,500	3,049	3,196	
Superior Plus Income Fund	104,600	2,944	2,749	
TransForce Income Fund	224,447	3,042	3,663	
Tree Island Wire Income Fund	196,500	2,996	2,496	
Westshore Terminals, Inc.	315,500	3,043	4,322	
		21,024	23,193	7.1
Materials				
Chemtrade Logistics Income Fund	158,500	3,061	2,382	
Fording Canadian Coal Trust	111,900	3,040	5,547	
Labrador Iron Ore Royalty Income Fund	150,200	3,037	4,030	
Noranda Income Fund	244,500	2,775	2,980	
SFK Pulp Fund	395,500	2,870	1,736	
Timberwest Forest Corp.	213,700	3,052	3,229	
		17,835	19,904	6.1
Telecommunication Services				
Bell Nordiq Income Fund	203,300	3,078	3,611	
		3,078	3,611	1.1
Utilities				
Algonquin Power Income Fund	306,000	2,896	3,060	
Boralex Power Income Fund	282,800	2,875	3,167	
Calpine Power Income Fund	279,000	2,807	2,776	
Clean Power Income Fund	483,500	3,043	2,872	
Energy Savings Income Fund	175,100	3,049	3,351	
GAZ Metro, LP	135,600	3,061	3,051	
Great Lakes Hydro Income Fund	165,300	2,947	3,199	
Innergex Power Income Fund	243,300	2,946	3,333	
Macquarie Power Income Fund	289,700	2,808	3,198	
Northland Power Income Fund	238,500	2,996	3,453	
Transalta Power, LP	321,800	3,042	3,263	
Transcanada Power, LP	88,800	2,940	3,196	
		35,410	37,919	11.6
Total Canadian Common Stocks		296,423	354,899	108.5
Other Assets and Liabilities			(27,804)	(8.5)
Net Assets			327,095	100

The accompanying notes are an integral part of the financial statements

1. The BARCLAYSfunds

The following Barclays Funds (the "Funds") are investment trusts established under the laws of Ontario by declaration of trust on the dates as noted below:

Fund Name	Short Name	Formation Date	Commencement Date	Termination Date
Dual Structure Funds				
Barclays Advantaged S&P/TSX Income Trust Index Fund	Advantaged Fund	28-Apr-03	14-May-03	15-Dec-10
Barclays Canada S&P/TSX Institutional Index Fund	Index Fund	28-Apr-03	14-May-03	N/A
Barclays Advantaged Equal Weighted Income Fund	Advantaged Equal Weighted Fund	26-Sep-03	16-Oct-03	15-Nov-10
Barclays Equal Weighted Income Fund	Equal Weighted Income Fund	26-Sep-03	16-Oct-03	N/A
Barclays Advantaged Corporate Bond Fund	Advantaged Corporate Bond Fund	29-Jan-04	18-Feb-04	15-Mar-14
Barclays Corporate Bond Fund	Corporate Bond Fund	29-Jan-04	18-Feb-04	N/A
Single Structure Fund				
Barclays Top 100 Equal Weighted Income Fund	Top 100 Equal Weighted Fund	28-Oct-04	17-Nov-04	30-Nov-14
Split Trust				
Barclays Income + Growth Split Trust	Split Trust Fund	29-Mar-04	16-Apr-04	31-May-09

The information provided in the financial statements and notes is as at and for the nine months ended September 30, 2005. The comparative information provided is as at December 31, 2004 and for the nine months ended September 30, 2004, except for the Funds established during the period, in which case the information provided relates to the period from date of commencement of the Fund.

Barclays Global Investors Canada Limited (Barclays), which acts as the trustee of the Funds, is responsible for the day-to-day administration of the Funds.

The units of Advantaged Fund (BAI.UN), Advantaged Equal Weighted Fund (BAE.UN), Advantaged Corporate Bond Fund (BAC.UN), Top 100 Equal Weighted Fund (BTH.UN), Split Trust Fund Capital Units (BDS.UN) and Split Trust Fund Preferred Securities (BDS.PR.A) are listed on the Toronto Stock Exchange.

Dual Structure Funds

The Advantaged Fund, Advantaged Equal Weighted Fund and Advantaged Corporate Bond Fund are dual structure Funds. The dual structure is created by a forward agreement in each of the Advantaged Fund, Advantaged Equal Weighted Fund and the Advantaged Corporate Bond Fund, providing the holders of each of these Funds with the returns of the Index Fund, Equal Weighted Income Fund and Corporate Bond Fund respectively.

Split Trust Fund

The beneficial interest in the net assets and net income of the Split Trust Fund is divided into trust units of equal value called "Capital Units". The Split Trust Fund has also issued "Preferred Securities" pursuant to a trust indenture between the Split Trust Fund and Computershare Investor Services Inc. Canada as indenture trustee.

Termination of Funds

Each Fund will terminate on its termination date unless terminated earlier in accordance with the terms of its declaration of trust or unless holders determine to terminate the Fund prior to the termination date or to continue beyond the termination date by extraordinary resolution at a meeting called for such purpose.

Upon termination, and after paying or making adequate provision for all of the Fund's liabilities, the Fund will distribute its net assets to unit holders, on a pro rata basis, as soon as practicable after the termination date.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles; include estimates and assumptions by the trustee that may affect the reported amounts of assets, liabilities, income and expenses during the reporting period. The following is a summary of significant accounting policies followed by the Funds:

Interim Financial Statements

These interim financial statements have been prepared by management and have not been reviewed by an independent auditor. Management has followed the same accounting policies and methods of application as the most recent audited annual financial statements.

Generally Accepted Accounting Principles

In October 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1100, "Generally Accepted Accounting Principles" (GAAP) of the *CICA Handbook — Accounting*, which establishes standards for financial reporting. Section 1100 applies to all entities, with the exception of rate-regulated operations, for fiscal years beginning on or after October 1, 2003.

This section primarily impacts the disclosure of an investment fund's financial statements, and accordingly, has no impact on the valuation of a fund or in the calculation of the net asset value per share of a fund. For financial statement reporting purposes, earnings (loss) per share is now included in the Statements of Operations in accordance with GAAP. Certain disclosures previously considered GAAP by virtue of general practice in the investment funds industry are not considered GAAP for purposes of inclusion in the funds' financial statements. As a result, financial information including certain performance measurements are now presented and defined in a separate report, Management's Report of Financial Highlights. They are not substitutions for GAAP measures, and accordingly, are not included as part of the financial statements of the Funds.

Valuation of Investments

Securities listed on an exchange are valued at the last reported sale prices of the exchange. Fixed income securities are valued based upon price quotes by a dealer, independent of Barclays. Short-term instruments are valued at market. The difference between the market value and the cost of short-term investments, excluding any foreign exchange gain (loss), is reported as interest income.

The Forward Agreements (note 4) are valued at amounts equal to the gains or losses that would be realized if the positions were to be closed out in accordance with their terms, in which case the fair values would be based on the current market values of the underlying interests. On cash settlement, the fair value of each of the Forward Agreements would equal the difference between the market value of each of the Common Share Portfolios (note 4) in the Advantaged Fund, the Advantaged Equal Weighted Fund and the Advantaged Corporate Bond Fund and the value of the securities held by the Index Fund, the Equal Weighted Income Fund and the Corporate Bond Fund respectively, net of expenses.

Preferred Securities

The Preferred Securities in the Split Trust Fund are classified as liabilities and payments to Preferred Securities holders are in the form of interest.

Investment Transactions and Income Recognition

Investment transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are calculated on an average cost basis. Interest is recognized as revenue on an accrual basis. Dividend income is recorded on the ex-dividend date. Distributions from the underlying income trusts are recorded on the ex-dividend date.

Forward Foreign Currency Contracts

The Barclays Corporate Bond Fund enters into forward foreign currency contracts to hedge U.S. dollar currency exposure for at least 90% of its portfolio. A forward foreign currency contract is an obligation to purchase or sell a currency against another currency, at a future date and price, which has been agreed upon by the two parties (the Fund and the Counterparty). The contract is traded over the counter and not on an organized commodities or securities exchange. The forward foreign currency contracts are valued using the relevant exchange rates of the underlying currency and any gains or losses are recorded for financial statement purposes as unrealized gains or losses until the contract settlement date. The gains and losses associated with the forward foreign currency contracts are calculated on a present value basis to account for future settlement dates. When the contracts are closed or delivered, gains and losses are recognized as realized foreign exchange gain on investments.

Interest Rate Swap

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund are permitted to engage in interest rate swap contracts with approved counterparties to hedge interest rate exposure to their loans. An interest rate swap is an agreement between two parties which involves the exchange of a floating rate and fixed rate interest payments for a specified period of time. The differential to be paid or received periodically on the swap contract is recognized as a realized gain or loss on the Statement of Operations. Swap contracts are stated at fair value. Unrealized gains are reported as an asset and unrealized losses are reported as a liability in the Statement of Net Assets. The Funds may be exposed to credit loss in the event of non-performance by the other party to the interest rate swap. The Funds manage these credit risks by engaging in contracts only with approved counterparties.

Securities Lending Income

The Funds, through their Trustee and manager, can lend securities to investment dealers and banks on a collateralized basis. Securities lending income is recognized on an accrual basis.

Translation of Foreign Currency

Foreign currency amounts are expressed in Canadian dollars as follows:

- Market value of investments and other assets at the rate of exchange on each valuation date; and
- Purchase and sale of investments, investment income and expenses at the rate of exchange prevailing on the respective trade dates of such transactions.

Income Taxes

The Funds are subject to applicable federal and provincial taxes on the amount of their net income for tax purposes for the year, including net realized taxable capital gains, to the extent such net income for tax purposes has not been paid or made payable to unit holders in the year. In accordance with the Funds' declarations of trust, the Funds pay to unit holders sufficient income and net taxable capital gains so that they will not be subject to income taxes. As a result, no provision for income taxes has been made in these financial statements.

The Advantaged Fund, the Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Split Trust, and the Top 100 Equal Weighted Fund qualify as mutual fund trusts, and the Index Fund, the Equal Weighted Income Fund, and the Corporate Bond Fund qualify as unit trusts under the Income Tax Act (Canada) (the

"Act"), and accordingly, are not taxed on that portion of taxable income that is paid to or allocated to unitholders. The Advantaged Fund, the Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, the Split Trust and Top 100 Equal weighted Fund have elected December 15 as the taxation year-end as allowed by the Act.

Net income and capital gains are distributed to unit holders as specified in the Funds' declarations of trust.

Earnings (Loss) per Unit

Earnings (loss) per unit is based on the increase (decrease) in net assets from operations divided by the average number of units outstanding during the period.

Issue Expenses

Issue expenses (note 3) are expensed on the commencement date of each Fund.

3. **Expenses**

Trustee Fees

In compensation for its services as trustee of the Funds, Barclays is entitled to receive fees, computed and accrued daily, at the following annual percentages of Net Asset Value, and paid monthly in arrears plus applicable taxes:

Advantaged Fund	0.15%
Advantaged Equal Weighted Fund	0.40%
Advantaged Corporate Bond Fund	0.26%
Index Fund	0.40%
Equal Weighted Income Fund	0.15%
Corporate Bond Fund	0.19%
Split Trust	0.45%
Top 100 Equal Weighted Fund	0.45%

Service Fee

The Advantaged Equal Weighted Fund, the Advantaged Corporate Bond Fund, the Split Trust, and the Top 100 Equal Weighted Fund will pay to Barclays a service fee, computed and accrued daily, at 0.30%, 0.20%, 0.30%, and 0.30% per annum, respectively, of the net asset value of the Fund. The service fee will be applied by Barclays to pay a service fee in an equivalent aggregate amount plus applicable taxes to dealers based on the number of units held by clients of such dealers at the end of each quarter.

Forward Agreement Fees and Stock Borrowing Cost

Under the Forward Agreement (note 4), the Advantaged Fund, Advantaged Equal Weighted Fund and Advantaged Corporate Bond Fund pay to the Counterparties, a fee, calculated daily and payable monthly, of approximately 0.55% per annum of the notional amount of the Forward Agreement, plus reimbursement for the stock borrowing costs incurred by dealers consistent with the Forward Agreement, which may vary based on the value of the Common Share Portfolios, calculated and payable monthly in arrears.

Issue Expenses

Each Fund's offering expenses, such as cost of creating and organizing the trust, cost of printing and preparing the prospectus, legal expenses, marketing and advertising expenses and other reasonable out-of-pocket from expenses incurred by the distributing agents and other incidental expenses, are paid the gross proceeds of the Fund's offering.

4. Forward Agreements

To provide the Advantaged Fund with the means to meet its investment objectives, the Advantaged Fund invested the net proceeds of its initial public offering in a portfolio of common shares of Canadian public companies (the "Common Share Portfolio") and entered into a forward purchase and sale agreement (the "Forward Agreement") with the Bank of Montreal (the "Counterparty"). The Counterparty has agreed to pay to the Advantaged Fund on or about the termination date as the purchase price for the Common Share Portfolio an amount equal to 100% of the redemption proceeds of a corresponding number of units of the Index Fund. The Advantaged Fund will partially settle the Forward Agreement prior to the termination date in order to fund monthly distributions, redemptions of units by unitholders from time to time and expenses of the Advantaged Fund.

The values of the Common Share Portfolios and their affiliated Funds are as follows for September 30, 2005:

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Fund	15-Dec-10	217,291,484	—	—
Index Fund		—	249,666,495	—
		217,291,484	249,666,495	32,375,011

The Advantaged Equal Weighted Fund has also invested the net proceeds of its initial public offering in a Common Share Portfolio and entered into forward purchase and sale agreements, with similar terms, with the Bank of Montreal, the Canadian Imperial Bank of Commerce and the Royal Bank of Canada as Counterparties.

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Equal Weighted Fund	15-Nov-10	162,073,050	—	—
Equal Weighted Income Fund		—	217,728,409	—
		162,073,050	217,728,409	55,655,359

The Advantaged Corporate Bond Fund has also invested the net proceeds of its initial public offering in Common Share Portfolios and entered into forward purchase and sale agreement, with similar terms, with the Bank of Montreal, the Canadian Imperial Bank of Commerce and the Royal Bank of Canada as Counterparties.

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Corporate Bond Fund	15-Mar-14	69,154,116	—	—
Corporate Bond Fund		—	75,408,854	—
		69,154,116	75,408,854	6,254,738

Counterparties	Credit Rating*
Bank of Montreal	Aa3
Canadian Imperial Bank of Commerce	Aa3
Royal Bank of Canada	Aa2

* Source: Moody's Investors Services, Inc

5. Forward Foreign Currency Contracts

The following forward foreign currency contracts were held by the Barclays Corporate Bond Fund at September 30, 2005:

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Buy	14,528,000	USD	Aa2	10/03/05	17,931,910	16,861,436	(1,070,474)
Buy	54,982,000	USD	Aa2	10/03/05	64,378,424	63,812,237	(566,187)
Buy	2,600,000	USD	Aa2	10/03/05	3,044,340	3,017,566	(26,774)
Sell	(69,510,000)	USD	Aa2	10/03/05	(84,461,601)	(80,674,154)	3,787,447
Buy	106,000	USD	Aa2	10/14/05	130,798	122,994	(7,804)
Buy	333,000	USD	Aa2	10/14/05	392,441	386,370	(6,071)
Sell	(439,000)	USD	Aa2	10/14/05	(583,365)	(509,427)	73,938
Sell	(54,000,000)	USD	Aa2	11/01/05	(63,179,460)	(62,623,757)	555,703
Sell	(333,000)	USD	Aa2	11/01/05	(392,244)	(386,186)	6,058
Sell	(2,600,000)	USD	Aa2	11/01/05	(3,041,948)	(3,015,218)	26,730
Buy	106,000	USD	Aa2	11/14/05	130,682	122,908	(7,774)
Sell	(439,000)	USD	Aa2	11/14/05	(583,585)	(509,172)	74,413
Buy	157,000	USD	Aa2	12/14/05	193,385	181,915	(11,470)
Sell	(439,000)	USD	Aa2	12/14/05	(583,804)	(508,925)	74,879
Sell	(51,000)	USD	Aa2	12/14/05	(68,100)	(59,125)	8,975
Buy	106,000	USD	Aa2	01/13/06	130,460	122,735	(7,725)
Sell	(439,000)	USD	Aa2	01/13/06	(583,980)	(508,681)	75,299
Buy	106,000	USD	Aa2	02/14/06	130,338	122,646	(7,692)
Sell	(439,000)	USD	Aa2	02/14/06	(584,111)	(508,445)	75,666
Buy	157,000	USD	Aa2	03/14/06	192,882	181,541	(11,341)
Sell	(439,000)	USD	Aa2	03/14/06	(584,155)	(508,247)	75,908
Sell	(51,000)	USD	Aa2	03/14/06	(68,136)	(59,048)	9,088
Buy	106,000	USD	Aa2	04/13/06	130,110	122,488	(7,622)
Sell	(439,000)	USD	Aa2	04/13/06	(584,199)	(508,043)	76,156
Buy	106,000	USD	Aa2	05/12/06	129,998	122,411	(7,587)
Sell	(439,000)	USD	Aa2	05/12/06	(584,243)	(507,855)	76,388
Buy	157,000	USD	Aa2	06/14/06	192,372	181,178	(11,194)
Sell	(439,000)	USD	Aa2	06/14/06	(584,287)	(507,648)	76,639
Sell	(51,000)	USD	Aa2	06/14/06	(68,218)	(58,983)	9,235
Buy	106,000	USD	Aa2	07/14/06	129,765	122,247	(7,518)
Sell	(439,000)	USD	Aa2	07/14/06	(584,375)	(507,476)	76,899
Buy	106,000	USD	Aa2	08/14/06	129,659	122,172	(7,487)
Sell	(439,000)	USD	Aa2	08/14/06	(584,419)	(507,319)	77,100
Buy	157,000	USD	Aa2	09/14/06	191,870	180,842	(11,028)
Sell	(439,000)	USD	Aa2	09/14/06	(584,506)	(507,170)	77,336
Sell	(51,000)	USD	Aa2	09/14/06	(68,294)	(58,932)	9,362
Buy	106,000	USD	Aa2	10/13/06	129,436	122,017	(7,419)
Sell	(439,000)	USD	Aa2	10/13/06	(584,550)	(506,991)	77,559
Buy	106,000	USD	Aa2	11/14/06	129,320	121,911	(7,409)
Sell	(439,000)	USD	Aa2	11/14/06	(584,594)	(506,711)	77,883
Buy	157,000	USD	Aa2	12/14/06	191,383	180,418	(10,965)
Sell	(439,000)	USD	Aa2	12/14/06	(584,682)	(506,455)	78,227
Sell	(51,000)	USD	Aa2	12/14/06	(68,370)	(58,854)	9,516
Buy	106,000	USD	Aa2	01/12/07	129,113	121,724	(7,389)
Sell	(439,000)	USD	Aa2	01/12/07	(584,726)	(506,249)	78,477
Buy	106,000	USD	Aa2	02/14/07	128,997	121,650	(7,347)
Sell	(439,000)	USD	Aa2	02/14/07	(584,770)	(506,117)	78,653
Buy	157,000	USD	Aa2	03/14/07	190,904	180,086	(10,818)
Sell	(439,000)	USD	Aa2	03/14/07	(584,902)	(506,013)	78,889
Sell	(51,000)	USD	Aa2	03/14/07	(68,442)	(58,809)	9,633
Buy	106,000	USD	Aa2	04/13/07	128,785	121,525	(7,260)
Sell	(439,000)	USD	Aa2	04/13/05	(585,033)	(505,928)	79,105
Buy	106,000	USD	Aa2	05/14/07	128,678	121,472	(7,206)
Sell	(439,000)	USD	Aa2	05/14/07	(585,165)	(505,894)	79,271
Buy	157,000	USD	Aa2	06/14/07	190,433	179,841	(10,592)

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Sell	(439,000)	USD	Aa2	06/14/07	(585,297)	(505,864)	79,433
Sell	(51,000)	USD	Aa2	06/14/07	(68,493)	(58,796)	9,697
Buy	106,000	USD	Aa2	07/13/07	128,467	121,372	(7,095)
Sell	(439,000)	USD	Aa2	07/13/07	(585,428)	(505,838)	79,590
Buy	106,000	USD	Aa2	08/14/07	128,371	121,319	(7,052)
Sell	(439,000)	USD	Aa2	08/14/07	(585,560)	(505,813)	79,747
Buy	157,000	USD	Aa2	09/14/07	190,025	179,616	(10,409)
Sell	(439,000)	USD	Aa2	09/14/07	(585,692)	(505,792)	79,900
Sell	(51,000)	USD	Aa2	09/14/07	(68,544)	(58,792)	9,752
Buy	106,000	USD	Aa2	10/12/07	128,234	121,224	(7,010)
Sell	(439,000)	USD	Aa2	10/12/07	(585,780)	(505,770)	80,010
Buy	106,000	USD	Aa2	11/14/07	128,149	121,167	(6,982)
Sell	(439,000)	USD	Aa2	11/14/07	(585,911)	(505,736)	80,175
Buy	157,000	USD	Aa2	12/14/07	189,695	179,387	(10,308)
Sell	(439,000)	USD	Aa2	12/14/07	(586,087)	(505,714)	80,373
Sell	(51,000)	USD	Aa2	12/14/07	(68,595)	(58,788)	9,807
Buy	106,000	USD	Aa2	01/14/08	128,000	121,062	(6,938)
Sell	(439,000)	USD	Aa2	01/14/08	(586,219)	(505,691)	80,528
Buy	106,000	USD	Aa2	02/14/08	127,926	121,009	(6,917)
Sell	(439,000)	USD	Aa2	02/14/08	(586,350)	(505,670)	80,680
Buy	157,000	USD	Aa2	03/14/08	189,366	179,158	(10,208)
Sell	(439,000)	USD	Aa2	03/14/08	(586,526)	(505,658)	80,868
Sell	(51,000)	USD	Aa2	03/14/08	(68,646)	(58,786)	9,860
Buy	106,000	USD	Aa2	04/14/08	127,778	120,908	(6,870)
Sell	(439,000)	USD	Aa2	04/14/08	(586,701)	(505,647)	81,054
Buy	106,000	USD	Aa2	05/14/08	127,703	120,856	(6,847)
Sell	(439,000)	USD	Aa2	05/14/08	(586,877)	(505,642)	81,235
Buy	157,000	USD	Aa2	06/13/08	189,036	178,929	(10,107)
Sell	(439,000)	USD	Aa2	06/13/08	(587,053)	(505,639)	81,414
Sell	(51,000)	USD	Aa2	06/13/08	(68,717)	(58,788)	9,929
Buy	106,000	USD	Aa2	07/14/08	127,545	120,753	(6,792)
Sell	(439,000)	USD	Aa2	07/14/08	(587,272)	(505,643)	81,629
Buy	106,000	USD	Aa2	08/14/08	127,481	120,701	(6,780)
Sell	(439,000)	USD	Aa2	08/14/08	(587,448)	(505,647)	81,801
Buy	157,000	USD	Aa2	09/12/08	188,738	178,705	(10,033)
Sell	(439,000)	USD	Aa2	09/12/08	(587,624)	(505,655)	81,969
Sell	(51,000)	USD	Aa2	09/12/05	(68,789)	(58,796)	9,993
Buy	106,000	USD	Aa2	10/14/08	127,364	120,607	(6,757)
Sell	(439,000)	USD	Aa2	10/14/08	(587,755)	(505,684)	82,071
Buy	106,000	USD	Aa2	11/14/08	127,311	120,574	(6,737)
Sell	(439,000)	USD	Aa2	11/14/08	(587,975)	(505,769)	82,206
Buy	157,000	USD	Aa2	12/12/08	188,486	178,540	(9,946)
Sell	(439,000)	USD	Aa2	12/12/08	(588,106)	(505,840)	82,266
Sell	(51,000)	USD	Aa2	12/12/08	(68,855)	(58,823)	10,032
Buy	106,000	USD	Aa2	01/14/09	127,195	120,507	(6,688)
Sell	(439,000)	USD	Aa2	01/14/09	(588,326)	(505,935)	82,391
Buy	124,000	USD	Aa2	02/13/09	148,719	140,931	(7,788)
Sell	(457,000)	USD	Aa2	02/13/09	(634,636)	(529,283)	105,353
Buy	122,000	USD	Aa2	03/13/09	146,259	138,622	(7,637)
Sell	(455,000)	USD	Aa2	03/13/09	(629,128)	(526,771)	102,357
Buy	123,000	USD	Aa2	04/14/09	147,397	139,720	(7,677)
Sell	(456,000)	USD	Aa2	04/14/09	(623,831)	(527,265)	96,566
Buy	157,000	USD	Aa2	05/14/09	188,047	178,292	(9,755)
Sell	(490,000)	USD	Aa2	05/14/09	(593,145)	(557,220)	35,925
Buy	106,000	USD	Aa2	06/12/09	126,908	120,344	(6,564)
Sell	(439,000)	USD	Aa2	06/12/09	(539,267)	(500,123)	39,144
Buy	106,000	USD	Aa2	07/14/09	126,856	120,311	(6,545)
Sell	(439,000)	USD	Aa2	07/14/05	(563,193)	(503,129)	60,064
Buy	106,000	USD	Aa2	08/14/09	126,802	120,277	(6,525)

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Sell	(439,000)	USD	Aa2	08/14/09	(531,541)	(498,971)	32,570
Buy	157,000	USD	Aa2	09/14/09	187,733	178,099	(9,634)
Sell	(490,000)	USD	Aa2	09/14/09	(593,880)	(556,920)	36,960
Sell	(333,000)	USD	Aa2	10/14/09	(387,762)	(376,251)	11,511
Buy	106,000	USD	Aa2	11/13/09	126,697	120,202	(6,495)
Sell	(439,000)	USD	Aa2	11/13/09	(520,215)	(497,183)	23,032
					(87,974,717)	(81,843,642)	6,131,075

6. Borrowings and Related Interest Rate Swap

Credit Facility

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund have entered into borrowing arrangements with 364 days revolving credit facilities with the Royal Bank of Canada. It is the intention of BGI to renew each of the revolving credit facilities, to the termination dates of each of the Advantaged Equal Weighted Fund, Advantage Corporate Bond Fund and the Top 100 Equal Weighted Fund respectively. Under the terms of the credit facilities, each respective Fund pays a floating rate of interest.

The credit facilities are collateralized by all of the assets of each of the Funds respectively.

Interest Rate Swap

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund have also entered into interest rate swap agreements which settle on or around the termination dates of each of the Funds, as described below, with the Royal Bank of Canada. Under the terms of the agreements, the Funds receive a floating rate of interest and pay a fixed rate of interest based upon the notional amounts set forth below. The notional amounts, described below, represents 100% of the total loans outstanding throughout the period.

Fund	Counterparty*	Termination Date	Notional Amount	Fixed Rate	Floating Rate	Unrealized Loss on Interest Rate Swap
Equal Weighted Income Fund	Royal Bank	Nov 15, 2010	$18,600,000	5.4650%	CDOR + 50bps	$83,942
Corporate Bond Fund	Royal Bank	Mar 17, 2014	$11,400,000	5.3175%	CDOR + 50bps	$25,887
Top 100 Equal Weighted Fund	Royal Bank	Dec 1, 2014	$29,400,000	5.1870%	CDOR + 37.5bps	$61,813

* Counterparty credit rating for Royal Bank of Canada, Aa2, per Moody's Investors Services Inc

The Funds pay the swap payment approximately every quarter.

7. Taxation

Suspended Losses

Mutual fund trusts and unit trusts are subject to suspended loss rules contained in subsections 40(3.3) and 40(3.4) of the Income Tax Act (The Act). A loss on a disposition of capital property is considered a suspended loss when the trust acquires a property, that is the same or identical to the property sold ("substituted property"), within 30 days before and 30 days after the disposition and the trust still owns the substituted property 30 days after the original disposition. If a loss is suspended, the loss cannot be deducted against other capital gains. Instead it is deferred until the substituted property is sold and is not reacquired within 30 days before and after the sale.

The suspended losses are calculated as at the year end of the respective Funds. The suspended losses balances as at December 31, 2004 and December 31, 2003 were as follows:

	2004	2003
Advantaged Fund	$ 61,158	$ —
Advantaged Equal Weighted Fund	33,581	—
Advantaged Corporate Bond Fund	804	—
Index Fund	182,712	51,092
Equal Weighted Income Fund	58,439	—
Split Trust Fund	938,358	—

Capital Loss Carry-forwards

The following Funds had capital loss carry-forwards for income tax purposes as at December 31, 2004. The capital losses may be carried forward indefinitely to be applied against future capital gains.

Funds	2004	2003
Advantaged Equal Weighted Fund	$2,637,650	$ —
Corporate Bond Fund	541,746	—
Advantaged Corporate Bond Fund	8,594,047	—

Non-capital loss carry-forwards

There are non-capital loss carry-forwards as at December 31, 2004, which may be applied against future taxable income. These non-capital losses will expire December 31 of the year indicated unless previously applied.

In accordance with the proposed changes to The Act, the Funds will be permitted to be carried forward for 10 years rather than 7 years. The non capital losses available to be carried forward are as follows;

	Year of expiration	
Funds	2014	2010
Advantaged Fund	$1,856,958	$ 46,811
Advantaged Equal Weighted Fund	3,706,836	439,661
Advantaged Corporate Bond Fund	1,742,965	—

8. Units Issued and Outstanding

The Funds are authorized to issue an unlimited number of redeemable, transferable units of one class, each of which represents an equal, undivided interest in the net assets of the relevant Funds.

The Split Trust Fund is also authorized to issue an unlimited number of additional Preferred Securities, which will be accounted for as direct unsecured debt obligations.

For the nine months period ended September 30, 2005 and September 30, 2004, the Funds issued and redeemed the following units:

	Advantaged Fund		Advantaged Equal Weighted Fund		Advantaged Corporate Bond Fund		Split Trust Fund	
	2005	2004	2005	2004	2005	2004	2005	2004
Balance — Beginning of Period	18,310,249	19,238,000	16,813,023	17,675,000	11,520,300	—	6,250,000	—
Issued								
At Commencement	—	—	—	—	—	11,000,000	—	6,000,000
At Over allotment	—	—	—	—	—	585,000	—	250,000
For payment of management fee	—	—	—	—	23,200	—	—	—
Redeemed								
From annual redemption	(2,649,834)	(903,751)	—	—	(3,281,971)	—	—	—
From market repurchase	(40,800)	—	(12,300)	—	—	(31,500)	(1,927,534)	—
Balance — End of Period	15,619,615	18,334,249	16,800,723	17,675,000	8,261,529	11,553,500	4,322,466	6,250,000

	Top 100 Equal Weighted Fund	Index Fund		Equal Weighted Fund		Corporate Bond Fund	
	2005	2005	2004	2005	2004	2005	2004
Balance — Beginning of Period	29,200,000	18,310,627	19,230,052	16,777,021	17,668,851	11,490,481	—
Issued							
At Commencement	—	—	—	—	—	—	11,000,000
At Over allotment	—	—	—	—	—	—	595,079
Redeemed							
From annual redemption	—	(2,634,385)	(896,662)	—	(31,013)	(3,250,589)	(50,941)
From market repurchase	—	(9,787)	—	(11,477)	—	—	—
Balance — End of Period	29,200,000	15,666,455	18,333,390	16,765,544	17,637,838	8,239,892	11,544,138

9. Distributions

In accordance with each Fund's declaration of trust, unit holders may receive the following distributions:

i) income, representing dividend income, interest income, securities lending income, net income from settlement of forward contracts, net income from settlement of foreign exchange contracts, after provisions are made for all expenses for the Funds;

ii) capital gains, representing the net realized capital gains on sale of investments and adjusted by losses suspended under the Act;

iii) return of capital, arising primarily from circumstances where the distribution exceeds the net investment income and net realized capital gains. A return of capital reduces the adjusted cost base of the unit holder.

If distributions are reinvested in additional units, these units will be immediately consolidated such that the number of outstanding units following the distribution will equal the number of units outstanding prior to the distribution. Such distributions increase the adjusted cost base of the unit holder.

10. Related Party Transactions

Trustee Fees

In accordance with the Funds' declarations of trust, Barclays is paid fees, in its capacity as trustee (note 3). For the Advantaged Corporate Bond Fund, the trustee fees are paid in units.

Service Fees

During the period, the Funds paid Barclays for service fees (note 3).

Securities Lending

The Funds may lend investments, either directly, or through an agent, to brokers, dealers and other financial institutions desiring to borrow securities. Securities lending enables the Funds to earn additional income. By using such income to offset expenses, the Funds will be able to reduce the effect such expenses have on the Funds' ability to provide investment results that more closely correspond to the performance of the benchmark.

The Funds have entered into securities lending authorization agreements with Barclays Global Investors, N.A. (BGI) and Barclays Global Investors Limited (BGIL), as lending agents, subject to the overriding authority of Barclays. BGI is a national bank association under the laws of the United States of America and BGIL is an investment manager regulated by the Financial Services Authority in the United Kingdom. Both BGI and BIL have considerable experience and expertise in securities lending.

The Funds require collateral in the form of cash and obligations of, or guaranteed by, the Government of Canada or a province thereof or of the United States Government or its agencies or instrumentalities that have an aggregate value of not less than 102% of the market value of the loaned securities. The outstanding loans are

currently collaterized at 105% of the market value of the loaned securities. The trustee assesses the creditworthiness of each borrower, and acts promptly to demand payment from any borrower in realizing any collateral. During the period the Funds received bonds and money market securities as collateral. The market value of securities owned by the Funds that have been loaned and market value of associated collateral at September 30, 2005 were:

Fund	Market Value of Securities on Loan September 30, 2005	Market Value of Collateral September 30, 2005
Index Fund	$67,320,357	$70,817,811
Equal Weighted Income Fund	50,877,655	53,582,052
Split Trust Fund	10,480,642	11,023,386
Top 100 Equal Weighted Fund	86,066,197	90,606,789

11. Brokers' Commission

Commission paid to brokers for portfolio transactions for the nine months period ended September 30, were as follows:

Fund	Commission 2005	Commission 2004
Advantaged Fund	$ —	$ —
Advantaged Equal Weighted Fund	—	—
Advantage Corporate Bond Fund	—	—
Index Fund	201,628	152,523
Equal Weighted Income Fund	240,454	138,603
Corporate Bond Fund	—	—
Split Trust Fund	230,591	61,047
Top 100 Equal Weighted Fund	46,151	—

12. Comparative Figures

Certain comparative figures have been restated to conform to current year's presentation.

13. Statement of Portfolio Transactions

An unaudited statement of portfolio transactions for the Funds for the nine months period ended September 30, 2005 may be obtained without charge by writing to Barclays at:

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street
Suite 2500, P.O. Box 614
Toronto, Ontario
M5J 2S1

ATTN: Investment Services Dept.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces February Distributions for BARCLAYSfunds

Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN

TORONTO, Jan. 20 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on February 15, 2006 to unitholders of record on January 31, 2006:

<<

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$0.10406
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$0.10092
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$0.03473
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$0.08346
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$0.08671

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $11 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at December 31, 2005, Barclays Canada managed over $62 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

>>
%SEDAR: 00019129E

/For further information: please contact: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 1-877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces November Distributions For Preferred Unit of the Barclays Income + Growth Split Trust

Listing: TSX (Toronto Stock Exchange)
Symbol: BDS.PR.A

TORONTO, Jan. 20 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on February 15, 2006 to unitholders of record on February 6, 2006:

<<

Fund	Distribution per unit
Preferred Unit of the Barclays Income + Growth Split Trust	$0.150000

Further information on the above Funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $11 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at December 31, 2005, Barclays Canada managed over $62 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

>>
%SEDAR: 00019129E

/For further information: please contact: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 1-877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BDS.PR.A.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 15:51e 20-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces March Distributions for BARCLAYSfunds



Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN

TORONTO, Feb. 17 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on March 15, 2006 to unitholders of record on February 28, 2006:

<<

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$ 0.10025
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$ 0.10288
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$ 0.03599
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$ 0.09120
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$ 0.08559

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $12 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at December 31, 2005, Barclays Canada managed over $62 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

>>
%SEDAR: 00019129E

/For further information: please contact: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 1-877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces April Distributions for BARCLAYSfunds

Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN

TORONTO, March 22 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on April 17, 2006 to unitholders of record on March 31, 2006:

<<

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$ 0.09495
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$ 0.07975
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$ 0.04158
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$ 0.07411
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$ 0.08056

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $12 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at December 31, 2005, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

>>

%SEDAR: 00019129E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 1-877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 10:05e 22-MAR-06

RAPPORT annuel



BARCLAYS *funds*

de BARCLAYS GLOBAL INVESTORS

Table des matières

Fonds avantageux Barclays indice des fiducies de revenu S&P[MD]/TSX[MD]

Bilans
31 décembre (note 1)

	2005	2004
Actif		
Placements, à la valeur marchande	209 157 528 $	274 850 562 $
Encaisse	104 361	182 073
Gain net non réalisé sur les contrats à terme de gré à gré (note 4)	35 739 640	—
	245 001 529	275 032 635
Passif		
Perte nette non réalisée sur les contrats à terme de gré à gré (note 4)	—	34 673 386
Honoraires du fiduciaire à payer	33 488	31 605
Honoraires à payer liés au contrat à terme de gré à gré (note 3)	59 012	74 718
Coûts d'emprunt d'actions à payer aux termes des contrats à terme de gré à gré (note 3)	17 991	32 500
Autres charges à payer	159 506	231 753
Distributions à payer	1 359 486	1 368 600
	1 629 483	36 412 562
Valeur de l'actif net	243 372 046 $	238 620 073 $
Capitaux propres		
Capital social	146 409 737 $	173 489 609 $
Bénéfices non répartis	96 962 309	65 130 464
	243 372 046 $	238 620 073 $
Nombre de parts émises et en circulation (note 8)	15 452 215	18 310 249
Valeur liquidative par part	15,75 $	13,03 $
Coût moyen des placements	126 422 297 $	148 187 824 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Dividendes	147 720 $	— $
Intérêts créditeurs	26 778	3 992
	174 498	3 992
Charges		
Honoraires du fiduciaire	392 249	349 640
Honoraires liés au contrat à terme de gré à gré	1 351 782	1 208 847
Coûts d'emprunt d'actions aux termes des contrats à terme de gré à gré	486 300	563 577
Honoraires de vérification	4 783	31 102
Frais juridiques	17 380	13 398
Frais d'émission	—	68 183
Frais de garde	6 700	6 843
Frais de tenue de livres	14 991	15 980
Autres charges	101 629	108 910
Coûts des communications aux porteurs de parts	5 945	93 782
	2 381 759	2 460 262
Perte nette de placement de l'exercice	(2 207 261)	(2 456 270)
Gain sur les placements		
Gain net réalisé à la vente de placements	40 132 065	3 841 165
Variation de la plus-value non réalisée des contrats à terme de gré à gré	70 413 026	1 364 582
Variation de la plus-value (moins-value) non réalisée des placements	(43 927 507)	45 578 327
Gain net sur les placements	66 617 584	50 784 074
Augmentation de l'actif net liée aux opérations de placement	64 410 323 $	48 327 804 $
Augmentation de l'actif net liée aux opérations de placement par part	3,76 $	2,56 $
Bénéfices non répartis		
Bénéfices non répartis au début de l'exercice	65 130 464 $	35 495 219 $
Augmentation de l'actif net liée aux opérations de placement	64 410 323	48 327 804
Distributions versées	(16 692 808)	(17 029 193)
Excédent du coût des parts rachetées sur la valeur attribuée	(15 885 670)	(1 663 366)
Bénéfices non répartis à la fin de l'exercice	96 962 309 $	65 130 464 $

* La valeur du Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX est liée au rendement du portefeuille indiciel détenu par le Fonds indiciel institutionnel S&P/TSX de Barclays Canada.

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Ltée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	238 620 073 $	217 775 269 $
Augmentation de l'actif net liée aux opérations de placement	64 410 323	48 327 804
Opérations sur les capitaux propres		
Rachat de parts	(42 965 542)	(10 453 807)
Opérations sur les capitaux propres, montant net	(42 965 542)	(10 453 807)
Distributions (note 9)		
Gains en capital	(7 965 767)	(2 137 944)
Remboursement de capital	(8 727 041)	(14 891 249)
Total des distributions	(16 692 808)	(17 029 193)
Augmentation de l'actif net liée aux opérations de placement	4 751 973	20 844 804
Actif net à la fin de l'exercice	243 372 046 $	238 620 073 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands, Inc., catégorie A	679 936	9 553	18 909	
		9 553	18 909	7,8
Soins de santé				
Angiotech Pharmaceuticals Inc.	563 301	9 953	8 641	
Patheon Inc.	2 162 232	14 552	12 130	
		24 505	20 771	8,5
Biens industriels				
Westjet Airlines Ltd.	829 222	9 561	10 166	
		9 561	10 166	4,2
Technologies de l'information				
ATI Technologies Inc.	1 086 767	9 859	21 518	
Groupe CGI Inc.	1 214 868	9 549	11 298	
Cognos Inc.	256 193	9 723	10 389	
Corporation Nortel Networks	3 965 073	14 552	14 076	
Research In Motion Ltd.	790 121	9 722	60 642	
		53 405	117 923	48,4
Matières				
Canfor Corp.	769 207	9 954	10 331	
Inco Limitée	371 479	9 723	18 760	
Kinross Gold Corp.	1 145 090	9 721	12 298	
		29 398	41 389	17,0
Total des actions ordinaires canadiennes		126 422	209 158	85,9
Autres actifs et passifs			34 214	14,1
Actif net			243 372	100,0

Les notes ci-jointes font partie intégrante des états financiers.

Fonds indiciel institutionnel S&P/TSX de Barclays Canada

Bilans
31 décembre

	2005	2004
Actif		
Placements, à la valeur marchande	241 952 506 $	235 936 743 $
Encaisse	1 255 418	2 705 135
Revenu à recevoir pour prêts de titres	19 724	—
Montant à recevoir pour titres vendus	318 184	—
Distributions à recevoir des parts de fonds sous-jacents	2 168 870	1 684 624
	245 714 702	240 326 502
Passif		
Montant à payer pour titres achetés	717 307	53 296
Honoraires du fiduciaire à payer	89 799	84 836
Autres charges à payer	10 428	11 194
	817 534	149 326
Valeur de l'actif net	244 897 168 $	240 177 176 $
Capitaux propres		
Capital social	170 490 395 $	172 704 126 $
Bénéfices non répartis	74 406 773	67 473 050
	244 897 168 $	240 177 176 $
Nombre de parts émises et en circulation (note 8)	15 484 130	18 310 627
Valeur liquidative par part	15,82 $	13,12 $
Coût moyen des placements	155 955 335 $	173 533 869 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Distributions des parts de fonds sous-jacents	14 792 094 $	13 816 251 $
Intérêts créditeurs	13 967	20 367
Revenu tiré du prêt de titres	359 041	230 470
	15 165 102	14 067 088
Charges		
Honoraires du fiduciaire	1 051 877	938 097
Honoraires de vérification	12 433	14 246
Frais de garde	6 592	6 260
Frais de tenue de livres	100	—
Autres charges	51 991	56 137
	1 122 993	1 014 740
Revenu net de placement de l'exercice	14 042 109	13 052 348
Gain sur les placements		
Gain net réalisé à la vente de placements	29 128 913	12 358 717
Variation de la plus-value non réalisée des placements	23 594 297	25 373 005
Gain net sur les placements	52 723 210	37 731 722
Augmentation de l'actif net liée aux opérations de placement	66 765 319 $	50 784 070 $
Augmentation de l'actif net liée aux opérations de placement par part	3,89 $	2,69 $
Bénéfices non répartis		
Bénéfices non répartis au début de l'exercice	67 473 050 $	37 980 039 $
Augmentation de l'actif net liée aux opérations de placement	66 765 319	50 784 070
Distributions versées	(43 523 946)	(19 479 848)
Excédent du coût des parts rachetées sur la valeur attribuée	(16 307 650)	(1 811 211)
Bénéfices non répartis à la fin de l'exercice	74 406 773 $	67 473 050 $

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Ltée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	240 177 176 $	219 326 761 $
Augmentation de l'actif net liée aux opérations de placement	66 765 319	50 784 070
Opérations sur les capitaux propres		
Rachat de parts	(42 967 011)	(10 453 807)
Réinvestissement des distributions	24 445 630	—
Opérations sur les capitaux propres, montant net	(18 521 381)	(10 453 807)
Distributions (note 9)		
Gains en capital	(29 162 660)	(6 529 689)
Revenu net	(14 361 286)	(12 950 159)
Total des distributions	(43 523 946)	(19 479 848)
Augmentation de l'actif net pour l'exercice	4 719 992	20 850 415
Actif net à la fin de l'exercice	244 897 168 $	240 177 176 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
The Consumers' Waterheater Income Fund	78 064	1 053	1 222	
UE Waterheater Income Fund	96 873	1 361	1 337	
Fonds de revenu Pages Jaunes	929 209	11 145	15 146	
		13 559	17 705	7,2
Produits essentiels				
Connors Brothers Income Fund	101 301	1 656	1 088	
KCP Income Fund	39 426	391	363	
		2 047	1 451	0,6
Énergie				
Acclaim Energy Trust	215 124	1 597	4 077	
Advantage Energy Income Fund	113 350	1 544	2 542	
AltaGas Income Trust	102 891	2 065	2 876	
ARC Energy Trust	372 777	4 449	9 875	
Baytex Energy Trust	134 791	1 379	2 386	
Bonavista Energy Trust	157 638	2 975	6 006	
Canadian Oil Sands Trust	182 088	6 284	22 943	
CCS Income Trust	83 416	1 322	3 086	
Crescent Point Energy Trust	40 370	859	835	
Daylight Energy Trust	58 800	766	731	
Enerplus Resources Fund	230 713	7 334	12 888	
Esprit Energy Trust	64 000	824	861	
Fairborne Energy Trust	44 800	758	739	
Focus Energy Trust	71 392	946	1 836	
Fort Chicago Energy Partners, LP	254 916	2 093	3 056	
Freehold Royalty Trust	37 900	701	713	
Harvest Energy Trust	49 299	1 821	1 833	
Inter Pipeline Fund	361 796	2 218	3 636	
Ketch Resources Trust	54 000	612	607	
Keyera Facilities Income Fund	58 907	1 314	1 281	
NAL Oil & Gas Trust	144 080	1 238	2 605	
Paramount Energy Trust	60 106	1 361	1 333	
Pembina Pipeline Income Fund	220 977	2 564	3 525	
Pengrowth Energy Trust	313 667	4 053	7 105	
Penn West Energy Trust	160 600	6 004	6 101	
Petrofund Energy Trust	229 870	2 691	4 710	
Peyto Energy Trust	200 802	2 819	5 098	
Precision Drilling Trust	121 900	4 527	4 678	
PrimeWest Energy Trust	155 525	3 537	5 583	
Progress Energy Trust	138 360	1 744	2 376	
Provident Energy Trust	327 601	3 217	4 111	
Shiningbank Energy Income Fund	133 267	2 088	3 885	
StarPoint Energy Trust	91 077	2 062	2 077	
Trilogy Energy Trust	32 300	797	769	
Trinidad Energy Services Income Trust	60 187	970	952	
True Energy Trust	34 756	739	723	
Vermilion Energy Trust	122 645	1 767	3 647	
Viking Energy Royalty Trust	350 677	2 023	3 226	
		86 062	145 311	59,3
Services financiers				
Boardwalk Real Estate Investment Trust	94 978	1 388	2 013	
Calloway Real Estate Investment Trust	108 492	2 030	2 576	
Fonds de placement immobilier d'immeubles résidentiels canadiens	109 125	1 557	1 762	
Canadian Real Estate Investment Trust	112 440	1 358	2 533	
Chartwell Seniors Housing Real Estate Investment Trust	96 918	1 340	1 551	
Fonds de revenu Davis + Henderson	74 647	1 024	1 731	
Fiducie de placement immobilier Dundee	21	1	1	
Fonds de placement immobilier H&R	217 295	2 924	4 520	
Fonds de placement immobilier InnVest	94 253	970	1 182	
Fiducie de placement immobilier constituée d'hôtels Legacy	174 768	1 055	1 398	
Primaris Retail Real Estate Investment Trust	98 350	1 271	1 607	
Fonds de placement immobilier — Résidences pour retraités	179 453	1 579	1 570	
Fonds de placement immobilier RioCan	384 014	4 782	8 752	
Summit Real Estate Investment Trust	132 273	1 767	3 250	
		23 046	34 446	14,1
Soins de santé				
CML Healthcare Income Fund	156 660	2 115	2 256	
		2 115	2 256	0,9
Biens industriels				
Fonds de revenu BFI Canada	98 160	2 070	2 757	
Mullen Group Income Fund	27 300	856	892	
Newalta Income Fund	56 902	1 050	1 660	
Superior Plus Income Fund	167 844	3 615	3 944	
TransForce Income Fund	96 344	1 523	1 644	
Westshore Terminals, Inc.	138 479	1 946	1 656	
		11 060	12 553	5,1

Les notes ci-jointes font partie intégrante des états financiers.

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen (en milliers de dollars)	Valeur marchande (en milliers de dollars)	Pourcentage de l'actif net %
Matières				
Fiducie houillère canadienne Fording	289 219	4 834	11 632	
Labrador Iron Ore Royalty Income Fund	63 853	1 798	1 709	
Fonds de revenu Noranda	17 401	169	208	
Timberwest Forest Corp	152 180	1 793	2 344	
		8 594	15 893	6,5
Services de télécommunications				
Fonds de Revenu Bell Nordiq	67 452	878	1 201	
		878	1 201	0,5
Services publics				
Algonquin Power Income Fund	137 113	1 010	1 433	
Calpine Power Income Fund	120 259	1 079	966	
Energy Savings Income Fund	188 612	1 817	3 582	
EPCOR Power LP	64 732	1 915	2 282	
Northland Power Income Fund	97 011	1 305	1 446	
Transalta Power, LP	145 736	1 468	1 428	
		8 594	11 137	4,6
Total des fiducies de revenu canadiennes		155 955	241 953	98,8
Autres actifs et passifs			2 944	1,2
Actif net			244 897	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds de revenu avantageux Barclays à pondération égale*

Bilans
31 décembre

	2005	2004
Actif		
Placements, à la valeur marchande	121 477 782 $	165 614 342 $
Encaisse	329 444	293 206
Gain net non réalisé sur les contrats à terme de gré à gré (note 4)	40 750 104	30 519 348
	162 557 330	196 426 896
Passif		
Honoraires du fiduciaire à payer	53 424	49 768
Honoraires à payer liés au contrat à terme de gré à gré (note 3)	82 635	61 318
Coûts d'emprunt d'actions à payer aux termes des contrats à terme de gré à gré (note 3)	25 561	21 545
Frais de service à payer	132 422	154 430
Frais d'émission à payer	—	2 680
Autres charges à payer	49 523	57 362
Distributions à payer	774 117	1 181 855
	1 117 682	1 528 958
Valeur de l'actif net	161 439 648 $	194 897 938 $
Capitaux propres		
Capital social	120 756 610 $	159 303 393 $
Bénéfices non répartis	40 683 038	35 594 545
	161 439 648 $	194 897 938 $
Nombre de parts émises et en circulation (note 8)	12 744 761	16 813 023
Valeur liquidative par part	12,67 $	11,59 $
Coût moyen des placements	100 477 344 $	135 476 932 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Dividendes	100 642 $	— $
Intérêts créditeurs	5 507	5 838
	106 149	5 838
Charges		
Honoraires du fiduciaire	839 662	788 371
Honoraires liés au contrat à terme de gré à gré	1 090 770	1 020 475
Coûts d'emprunt d'actions aux termes des contrats à terme de gré à gré	317 953	357 542
Frais de service (note 10)	629 747	609 996
Honoraires de vérification	4 783	19 529
Frais juridiques	20 069	18 376
Frais d'émission	—	229 135
Frais de garde	4 662	5 321
Frais de tenue de livres	12 728	11 319
Autres charges	102 307	126 536
Coûts des communications aux porteurs de parts	49 870	68 778
	3 072 551	3 255 378
Perte nette de placement de l'exercice	(2 966 402)	(3 249 540)
Gain sur les placements		
Gain net réalisé (perte) à la vente de placements	27 993 780	(1 296 872)
Variation de la plus-value non réalisée des contrats à terme de gré à gré	10 230 755	17 699 445
Variation de la plus-value (moins-value) non réalisée des placements	(9 136 972)	24 249 222
Gain net sur les placements	29 087 563	40 651 795
Augmentation de l'actif net liée aux opérations de placement	26 121 161 $	37 402 255 $
Augmentation de l'actif net liée aux opérations de placement par part	1,61 $	2,13 $
Bénéfices non répartis		
Bénéfices non répartis au début de l'exercice	35 594 545 $	14 819 465 $
Augmentation de l'actif net liée aux opérations de placement	26 121 161	37 402 255
Distributions versées	(13 620 085)	(15 312 251)
Excédent du coût des parts rachetées sur la valeur attribuée	(7 412 583)	(1 314 924)
Bénéfices non répartis à la fin de l'exercice	40 683 038 $	35 594 545 $

* La valeur du Fonds de revenu avantageux Barclays à pondération égale est liée au rendement du portefeuille indiciel détenu par le Fonds de revenu Barclays à pondération égale.

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Ltée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	194 897 938 $	182 290 090 $
Augmentation de l'actif net liée aux opérations de placement	26 121 161	37 402 255
Opérations sur les capitaux propres		
Rachat de parts	(45 959 366)	(9 482 156)
Opérations sur les capitaux propres, montant net	(45 959 366)	(9 482 156)
Distributions (note 9)		
Remboursement de capital	(13 620 085)	(15 312 251)
Total des distributions	(13 620 085)	(15 312 251)
Augmentation (diminution) de l'actif net pour l'exercice	(33 458 290)	12 607 848
Actif net à la fin de l'exercice	161 439 648 $	194 897 938 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands, Inc., catégorie A	517 679	7 315	14 397	
		7 315	14 397	8,9
Soins de santé				
Angiotech Pharmaceuticals Inc.	416 897	7 333	6 395	
Patheon Inc.	1 623 144	11 313	9 106	
		18 646	15 501	9,6
Biens industriels				
Westjet Airlines Ltd.	569 877	6 553	6 987	
		6 553	6 987	4,3
Technologies de l'information				
ATI Technologies Inc.	408 495	8 475	8 088	
Groupe CGI Inc.	938 985	7 315	8 733	
Cognos Inc.	183 079	8 392	7 424	
Corporation Nortel Networks	3 082 645	11 314	10 943	
Research In Motion Ltd.	293 015	8 392	22 489	
		43 888	57 677	35,7
Matières				
Canfor Corp.	571 567	7 333	7 676	
Inco Limitée	208 385	8 349	10 523	
Kinross Gold Corp.	811 630	8 393	8 717	
		24 075	26 916	16,7
Total des actions ordinaires canadiennes		100 477	121 478	75,2
Autres actifs et passifs			39 962	24,8
Actif net			161 440	100,0

Les notes ci-jointes font partie intégrante des états financiers.

Fonds de revenu Barclays à pondération égale

Bilans
31 décembre

	2005	2004
Actif		
Placements, à la valeur marchande	176 806 391 $	211 078 857 $
Encaisse	1 459 421	1 884 799
Intérêts reportés sur prêts (note 6)	34 974	36 153
Revenu à recevoir pour prêts de titres	10 871	—
Montant à recevoir pour titres vendus	3 675 666	505 083
Distributions à recevoir des parts de fonds sous-jacents	1 593 512	1 600 127
	183 580 835	215 105 019
Passif		
Montant à payer pour titres achetés	2 661 196	249 463
Honoraires du fiduciaire à payer	20 265	26 050
Perte nette non réalisée sur swap de taux d'intérêt (note 6)	66 645	77 736
Autres charges à payer	4 843	18 080
Emprunts (note 6)	18 600 000	18 600 000
	21 352 949	18 971 329
Valeur de l'actif net	162 227 886 $	196 133 690 $
Capitaux propres		
Capital social	136 343 083 $	159 646 853 $
Bénéfices non répartis	25 884 803	36 486 837
	162 227 886 $	196 133 690 $
Nombre de parts émises et en circulation (note 8)	13 003 674	16 777 021
Valeur liquidative par part	12,48 $	11,69 $
Coût moyen des placements	141 407 864 $	175 417 553 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Distributions des parts sous-jacentes	12 541 497 $	12 826 075 $
Intérêts créditeurs	63 429	23 269
Revenu tiré du prêt de titres	271 806	113 691
	12 876 732	12 963 035
Charges		
Honoraires du fiduciaire	318 307	297 532
Honoraires de vérification	12 433	4 406
Intérêts débiteurs	575 605	533 691
Perte nette réalisée sur swap de taux d'intérêt	424 863	492 585
Frais de garde	5 597	5 832
Autres charges	68 701	74 515
Retenues d'impôts	—	2 283
	1 405 506	1 410 844
Revenu net de placement de l'exercice	11 471 226	11 552 191
Gain sur les placements		
Gain net réalisé à la vente de placements	17 968 684	8 239 705
Variation de la plus-value non réalisée des swaps de taux d'intérêt	11 091	8 133
Variation de la plus-value (moins-value) non réalisée des placements	(262 777)	20 851 674
Gain net sur les placements	17 716 998	29 099 512
Augmentation de l'actif net liée aux opérations de placement	29 188 224 $	40 651 703 $
Augmentation de l'actif net liée aux opérations de placement par part	1,78 $	2,32 $
Bénéfices non répartis		
Bénéfices non répartis au début de l'exercice	36 486 837 $	15 725 710 $
Augmentation de l'actif net liée aux opérations de placement	29 188 224	40 651 703
Distributions versées	(29 737 288)	(18 496 374)
Excédent du coût des parts rachetées sur la valeur attribuée	(10 052 970)	(1 394 202)
Bénéfices non répartis à la fin de l'exercice	25 884 803 $	36 486 837 $

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	196 133 690 $	183 782 519 $
Augmentation de l'actif net liée aux opérations de placement	29 188 224	40 651 703
Opérations sur les capitaux propres		
Rachat de parts	(45 959 395)	(9 804 158)
Réinvestissement des distributions	12 602 655	—
Opérations sur les capitaux propres, montant net	(33 356 740)	(9 804 158)
Distributions (note 9)		
Gains en capital	(18 102 503)	(6 927 963)
Revenu net	(11 634 785)	(11 568 411)
Total des distributions	(29 737 288)	(18 496 374)
Augmentation (diminution) de l'actif net pour l'exercice	(33 905 804)	12 351 171
Actif net à la fin de l'exercice	162 227 886 $	196 133 690 $

États des flux de trésorerie
Exercices terminés les 31 décembre (note 1)

	2005	2004
Flux de trésorerie liés aux activités suivantes		
Activités de fonctionnement		
Revenu net de placement de l'exercice	11 471 226 $	11 552 191 $
Achat de titres de placement	(67 062 643)	(89 751 497)
Produit de la vente de titres de placement	118 282 166	107 179 128
Diminution du montant des intérêts reportés sur les prêts	1 179	2 610
Diminution (augmentation) des autres montants à recevoir	(4 256)	270 711
Diminution des autres charges à payer	(19 022)	(178 022)
Flux de trésorerie liés aux activités de fonctionnement	62 668 650	29 075 121
Activités de financement		
Rachat de parts	(45 959 395)	(9 804 158)
Distributions	(17 134 633)	(18 496 374)
Flux de trésorerie liés aux activités de financement	(63 094 028)	(28 300 532)
Augmentation (diminution) de l'encaisse au cours de l'exercice	(425 378)$	774 589 $
Encaisse au début de l'exercice	1 884 799 $	1 110 210 $
Encaisse à la fin de l'exercice	1 459 421 $	1 884 799 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen (en milliers de dollars)	Valeur marchande (en milliers de dollars)	Pourcentage de l'actif net %
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
The Consumers' Waterheater Income Fund	156 623	2 121	2 451	
Gateway Casinos Income Fund	52 628	1 073	840	
UE Waterheater Income Fund	174 040	2 233	2 402	
Fonds de revenu Pages Jaunes	154 900	1 764	2 525	
		7 191	8 218	5,1
Produits essentiels				
Clearwater Seafoods Income Fund	243 456	2 204	913	
Connors Brothers Income Fund	243 821	3 467	2 619	
KCP Income Fund	142 090	1 358	1 307	
Rogers Sugar Income Fund	329 712	1 327	1 220	
		8 356	6 059	3,7
Énergie				
Acclaim Energy Trust	133 255	1 093	2 525	
Advantage Energy Income Fund	110 369	1 573	2 476	
AltaGas Income Trust	88 105	1 715	2 462	
ARC Energy Trust	93 470	1 269	2 476	
Baytex Energy Trust	142 733	1 417	2 526	
Bonavista Energy Trust	66 488	1 194	2 533	
Canadian Oil Sands Trust	18 976	751	2 391	
CCS Income Trust	74 329	1 164	2 750	
Crescent Point Energy Trust	53 898	1 136	1 115	
Daylight Energy Trust	173 246	2 204	2 153	
Enerplus Resources Fund	43 463	1 569	2 428	
Esprit Energy Trust	92 984	1 200	1 252	
Fairborne Energy Trust	78 784	1 281	1 300	
Focus Energy Trust	99 480	1 373	2 559	
Fort Chicago Energy Partners, LP	202 522	1 784	2 428	
Freehold Royalty Trust	57 599	1 063	1 083	
Harvest Energy Trust	34 816	1 289	1 295	
Inter Pipeline Fund	246 063	1 561	2 473	
Ketch Resources Trust	119 385	1 339	1 342	
Keyera Facilities Income Fund	63 300	1 422	1 377	
NAL Oil & Gas Trust	136 765	1 082	2 473	
Paramount Energy Trust	55 272	1 257	1 225	
Pembina Pipeline Income Fund	159 370	1 940	2 542	
Pengrowth Energy Trust	108 828	1 604	2 465	
Penn West Energy Trust	20 700	771	786	
Petrofund Energy Trust	119 686	1 806	2 452	
Peyto Energy Trust	91 073	1 340	2 312	
Precision Drilling Trust	66 300	2 462	2 545	
PrimeWest Energy Trust	68 429	1 530	2 457	
Progress Energy Trust	147 434	2 167	2 531	
Provident Energy Trust	189 220	1 878	2 375	
Shiningbank Energy Income Fund	93 116	1 448	2 714	
StarPoint Energy Trust	47 895	1 081	1 092	
Trilogy Energy Trust	96 480	2 378	2 296	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds de revenu Barclays à pondération égale — suite

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Trinidad Energy Services Income Trust	134 471	2 167	2 127	
True Energy Trust	54 536	1 157	1 134	
Vermilion Energy Trust	83 552	1 227	2 485	
Viking Energy Royalty Trust	270 070	1 473	2 485	
		56 165	79 440	49,0
Services financiers				
Boardwalk Real Estate Investment Trust	122 249	1 800	2 590	
Calloway Real Estate Investment Trust	107 616	1 766	2 555	
Fonds de placement immobilier d'immeubles résidentiels canadiens	157 838	2 182	2 549	
Canadian Real Estate Investment Trust	117 710	1 651	2 652	
Chartwell Seniors Housing Real Estate Investment Trust	161 616	2 158	2 586	
Fonds de revenu Davis + Henderson	112 529	1 760	2 609	
Fiducie de placement immobilier Dundee	29 992	717	771	
Fonds de placement immobilier H&R	122 185	1 807	2 541	
Fonds de placement immobilier InnVest	199 416	2 065	2 501	
Fiducie de placement immobilier constituée d'hôtels Legacy	342 862	2 288	2 743	
Primaris Retail Real Estate Investment Trust	156 114	1 872	2 551	
Fonds de placement immobilier — Résidences pour retraités	288 232	2 763	2 522	
Fonds de placement immobilier RioCan	113 709	1 561	2 591	
Summit Real Estate Investment Trust	103 696	1 538	2 548	
		25 928	34 309	21,1
Soins de santé				
CML Healthcare Income Fund	174 512	2 503	2 513	
		2 503	2 513	1,6
Biens industriels				
Fonds de revenu BFI Canada	88 769	1 587	2 493	
Mullen Group Income Fund	59 500	1 864	1 945	
Newalta Income Fund	95 440	1 781	2 785	
Superior Plus Income Fund	102 029	2 458	2 398	
TransForce Income Fund	152 929	2 540	2 609	
Westshore Terminals, Inc.	212 283	2 752	2 539	
		12 982	14 769	9,1
Matières				
Chemtrade Logistics Income Fund	35 423	615	379	
Fiducie houillère canadienne Fording	56 066	782	2 255	
Labrador Iron Ore Royalty Income Fund	93 914	2 493	2 513	
Fonds de revenu Noranda	162 730	1 627	1 945	
Fonds SFK Pâte	51 527	294	232	
Timberwest Forest Corp	165 461	1 989	2 548	
		7 800	9 872	6,1
Services de télécommunications				
Fonds de Revenu Bell Nordiq	140 959	1 892	2 509	
		1 892	2 509	1,5
Services publics				
Algonquin Power Income Fund	243 231	2 098	2 542	
Boralex Power Income Fund	102 851	933	1 031	
Calpine Power Income Fund	306 323	2 774	2 460	
Clean Power Income Fund	303 446	2 287	1 350	
Energy Savings Income Fund	127 848	1 557	2 428	
EPCOR Power LP	69 180	2 290	2 439	
Société en commandite Gaz Métropolitain	62 127	1 277	1 216	
Fonds de revenu Great Lakes Hydro	27 377	389	497	
Northland Power Income Fund	172 722	2 356	2 575	
Transalta Power, LP	263 215	2 630	2 579	
		18 591	19 117	11,8
Total des fiducies de revenu canadiennes		141 408	176 806	109,0
Autres actifs et passifs			(14 578)	(9,0)
Actif net			162 228	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds avantageux d'obligations de sociétés Barclays*

Bilans
31 décembre

	2005	2004
Actif		
Placements, à la valeur marchande	67 481 840 $	94 792 900 $
Encaisse	83 637	47 147
Gain net non réalisé sur les contrats à terme de gré à gré (note 4)	7 018 058	12 718 261
	74 583 535	107 558 308
Passif		
Honoraires du fiduciaire à payer	18 152	25 865
Honoraires à payer liés au contrat à terme de gré à gré (note 3)	34 866	33 893
Coûts d'emprunt d'actions à payer aux termes des contrats à terme de gré à gré (note 3)	13 085	12 271
Frais de service à payer	38 367	56 900
Frais d'émission à payer	—	1 106
Autres charges à payer	36 835	87 858
Montant à payer pour les parts rachetées	606 251	—
Distributions à payer	330 347	460 812
	1 077 903	678 705
Valeur de l'actif net	73 505 632 $	106 879 603 $
Capitaux propres		
Capital social	77 550 307 $	109 154 843 $
Surplus d'apport	61 247	68 597
Déficit non réparti	(4 105 922)	(2 343 837)
	73 505 632 $	106 879 603 $
Nombre de parts émises et en circulation (note 8)	8 184 729	11 520 300
Valeur liquidative par part	8,98 $	9,28 $
Coût moyen des placements	62 789 089 $	94 645 899 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Distributions des parts de fonds sous-jacents	48 380 $	— $
Intérêts créditeurs	19 828	45 002
	68 208	45 002
Charges		
Honoraires du fiduciaire	259 711	254 652
Honoraires liés au contrat à terme de gré à gré	516 954	506 275
Coûts d'emprunt d'actions aux termes des contrats à terme de gré à gré	167 616	168 537
Frais de service (note 10)	199 778	195 546
Honoraires de vérification	4 783	19 136
Frais juridiques	9 864	10 955
Frais d'émission	—	1 104 797
Frais de garde	2 274	2 706
Frais de tenue de livres	12 728	12 629
Autres charges	61 853	85 304
Coûts des communications aux porteurs de parts	28 821	68 947
	1 264 382	2 429 484
Perte nette de placement de l'exercice	(1 196 174)	(2 384 482)
Gain sur les placements		
Gain net réalisé (perte) à la vente de placements	4 694 453	(7 949 162)
Variation de la plus-value (moins-value) non réalisée des contrats à terme de gré à gré	(5 700 204)	12 718 261
Variation de la plus-value non réalisée des placements	4 545 750	147 001
Gain net sur les placements	3 539 999	4 916 100
Augmentation de l'actif net liée aux opérations de placement	2 343 825 $	2 531 618 $
Augmentation de l'actif net liée aux opérations de placement par part	0,23 $	0,22 $
Déficit non réparti		
Déficit non réparti au début de l'exercice	(2 343 837)$	— $
Augmentation de l'actif net liée aux opérations de placement	2 343 825	2 531 618
Distributions versées	(4 881 012)	(4 875 455)
Excédent du coût des parts rachetées sur la valeur attribuée	775 102	—
Déficit non réparti à la fin de l'exercice	(4 105 922)$	(2 343 837)$

* La valeur du Fonds avantageux d'obligations de sociétés Barclays est liée au rendement du portefeuille indiciel détenu par le Fonds d'obligations de sociétés Barclays.

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Ltée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	106 879 603 $	— $
Augmentation de l'actif net liée aux opérations de placement	2 343 825	2 531 618
Opérations sur les capitaux propres		
Produit de l'émission de parts	267 424	109 989 607
Rachat de parts	(31 104 208)	(766 167)
Opérations sur les capitaux propres, montant net	(30 836 784)	109 223 440
Distributions (note 9)		
Remboursement de capital	(4 881 012)	(4 875 455)
Total des distributions	(4 881 012)	(4 875 455)
Augmentation (diminution) de l'actif net pour l'exercice	(33 373 971)	106 879 603
Actif net à la fin de l'exercice	73 505 632 $	106 879 603 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands, Inc., catégorie A	311 629	4 403	8 666	
		4 403	8 666	11,8
Soins de santé				
Angiotech Pharmaceuticals Inc.	241 114	4 241	3 699	
Patheon Inc.	959 282	6 686	5 382	
		10 927	9 081	12,4
Biens industriels				
Westjet Airlines Ltd.	296 479	3 410	3 635	
		3 410	3 635	4,9
Technologies de l'information				
ATI Technologies Inc.	265 517	5 777	5 257	
Groupe CGI Inc.	565 251	4 403	5 257	
Cognos Inc.	137 050	5 736	5 557	
Corporation Nortel Networks	1 821 854	6 686	6 468	
Research In Motion Ltd.	93 068	5 735	7 143	
		28 337	29 682	40,4
Matières				
Canfor Corp.	330 566	4 241	4 439	
Inco Limitée	113 946	5 736	5 754	
Kinross Gold Corp.	579 569	5 735	6 225	
		15 712	16 418	22,3
Total des actions ordinaires canadiennes		62 789	67 482	91,8
Autres actifs et passifs			6 024	8,2
Actif net			73 506	100,0

Les notes ci-jointes font partie intégrante des états financiers.

Fonds d'obligations de sociétés Barclays

Bilans
31 décembre

	2005	2004
Actif		
Placements, à la valeur marchande	80 371 063 $	109 723 020 $
Encaisse	1 088 525	823 335
Gain net non réalisé sur contrats de change à terme (note 5)	3 670 382	7 655 671
Intérêts reportés sur prêts (note 6)	62 279	52 093
Intérêts à recevoir	527 568	701 357
Dividendes à recevoir	213 199	—
	85 933 016	118 955 476
Passif		
Honoraires du fiduciaire à payer	5 282	8 354
Perte nette non réalisée sur swap de taux d'intérêt (note 6)	17 823	27 937
Autres charges à payer	10 013	8 024
Emprunts (note 6)	11 400 000	11 400 000
	11 433 118	11 444 315
Valeur de l'actif net	74 499 898 $	107 511 161 $
Capitaux propres		
Capital social	86 179 057 $	111 030 214 $
Surplus d'apport	22 857	22 857
Déficit non réparti	(11 702 016)	(3 541 910)
	74 499 898 $	107 511 161 $
Nombre de parts émises et en circulation (note 8)	8 229 509	11 490 481
Valeur liquidative par part	9,05 $	9,36 $
Coût moyen des placements	91 328 595 $	120 187 519 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Intérêts créditeurs	5 937 649 $	5 623 190 $
Gain net sur contrats de change à terme	7 627 485	3 499 141
Autres revenus	204 789	—
	13 769 923	9 122 331
Charges		
Honoraires du fiduciaire	85 674	84 672
Honoraires de vérification	13 436	7 191
Frais d'émission	—	206 000
Intérêts débiteurs	356 510	266 118
Perte nette réalisée sur swap de taux d'intérêt	241 155	225 360
Frais de garde	2 551	2 801
Autres charges	49 342	35 880
	748 668	828 022
Revenu net de placement de l'exercice	13 021 255	8 294 309
Perte sur les placements		
Perte nette réalisée à la vente de placements	(4 964 642)	(541 746)
Variation de la plus-value (moins-value) non réalisée des contrats de change à terme	(3 985 288)	7 655 671
Variation de la plus-value (moins-value) non réalisée des swaps de taux d'intérêt	10 114	(27 937)
Variation de la moins-value non réalisée des placements	(493 033)	(10 464 499)
Perte nette sur les placements	(9 432 849)	(3 378 511)
Augmentation de l'actif net liée aux opérations de placement	3 588 406 $	4 915 798 $
Augmentation de l'actif net liée aux opérations de placement par part	0,36 $	0,43 $
Déficit non réparti		
Déficit non réparti au début de l'exercice	(3 541 910)$	— $
Augmentation de l'actif net liée aux opérations de placement	3 588 406	4 915 798
Distributions versées	(12 760 747)	(8 457 708)
Excédent du coût des parts rachetées sur la valeur attribuée	1 012 235	—
Déficit non réparti à la fin de l'exercice	(11 702 016)$	(3 541 910)$

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	107 511 161 $	— $
Augmentation de l'actif net liée aux opérations de placement	3 588 406	4 915 798
Opérations sur les capitaux propres		
Produit de l'émission de parts	—	108 939 332
Rachat de parts	(30 497 957)	(960 341)
Réinvestissement des distributions	6 659 035	3 074 080
Opérations sur les capitaux propres, montant net	(23 838 922)	111 053 071
Distributions (note 9)		
Revenu net	4 226 966	—
Remboursement de capital	8 533 781	8 457 708
Total des distributions	(12 760 747)	(8 457 708)
Augmentation (diminution) de l'actif net pour l'exercice	(33 011 263)	107 511 161
Actif net à la fin de l'exercice	74 499 898 $	107 511 161 $

États des flux de trésorerie
Exercices terminés les 31 décembre (note 1)

	2005	2004
Flux de trésorerie liés aux activités suivantes		
Activités de fonctionnement		
Revenu net de placement de l'exercice	13 021 255 $	8 294 309 $
Achat de titres de placement	(49 609 009)	(248 497 904)
Produit de la vente de titres de placement	73 503 292	127 768 639
Augmentation du montant des intérêts reportés sur les prêts	(10 186)	(52 093)
Augmentation des autres montants à recevoir	(39 410)	(701 357)
Augmentation (diminution) des autres charges à payer	(1 083)	16 378
Flux de trésorerie liés aux activités de fonctionnement	36 864 859	(113 172 028)
Activités de financement		
Produit de l'émission de parts	—	108 939 332
Rachat de parts	(30 497 957)	(960 341)
Réinvestissement des distributions	6 659 035	3 074 080
Distributions	(12 760 747)	(8 457 708)
Produit de prêts	—	11 400 000
Flux de trésorerie liés aux activités de financement	(36 599 669)	113 995 363
Augmentation de l'encaisse au cours de l'exercice	265 190 $	823 335 $
Encaisse au début de l'exercice	823 335 $	— $
Encaisse à la fin de l'exercice	1 088 525 $	823 335 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre/ Valeur nominale	Coût moyen	Valeur marchande	Pourcentage de l'actif net
	(en milliers)	(en milliers de dollars)	(en milliers de dollars)	%
Fonds négociables en Bourse				
iShares GS $ Investop Corporate Bond Fund	446 672	65 504	55 849	
Total des fonds négociables en Bourse		65 504	55 849	75,0
Obligations à haut rendement de sociétés américaines				
AES Corp. (The), billet garanti de premier rang 8,75 %, 15 mai 2013	405	598	518	
Allied Waste North America, billet de premier rang 7,25 %, 15 mars 2015	400	462	472	
American Cellular Corp., série B, billet de premier rang 10,00 %, 1er août 2011	425	540	540	
American Tower Corp., billet de premier rang 7,13 %, 15 octobre 2012	400	527	484	
Arch Western Finance LLC, billet garanti de premier rang 6,75 %, 1er juillet 2013	505	691	604	
Cablevision Systems Corp., série B, billet de premier rang 8,00 %, 15 avril 2012	405	548	446	
Calpine Corp., billet garanti de premier rang 8,50 %, 15 juillet 2010	410	367	388	
Case New Holland Inc., billet de premier rang 9,25 %, 1er août 2011	415	528	516	
CCH I LLC, billet garanti cautionné de premier rang 11,00 %, 1er octobre 2015	475	506	463	
Citizens Communications Co., billet de premier rang 6,25 %, 15 janvier 2013	400	475	454	
DaVita Inc., billet subordonné de premier rang 7,25 %, 15 mars 2015	405	483	483	
Delhaize America Inc., billet 8,13 %, 15 avril 2011	410	545	525	
Dex Media West LLC/Dex Media Finance Co., série B, billet subordonné de premier rang 9,88 %, 15 août 2013	503	730	652	
DirecTV Holdings LLC, billet de premier rang 6,38 %, 15 juin 2015	405	496	465	
Dynegy Holdings Inc., billet garanti de premier rang 10,13 %, 15 juillet 2013	410	549	539	
Echostar DBS Corp., billet de premier rang 6,63 %, 1er octobre 2014	405	489	457	
El Paso Production Holding Co., billet de premier rang 7,75 %, 1er juin 2013	505	633	610	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds d'obligations de sociétés Barclays — suite

État des titres en portefeuille
31 décembre 2005

Titres	Nombre/ Valeur nominale	Coût moyen	Valeur marchande	Pourcentage de l'actif net
	(en milliers)	(en milliers de dollars)	(en milliers de dollars)	%
Equistar Chemicals, LP/Equistar Funding Corp., billet de premier rang 10,63 %, 1er mai 2011	405	551	523	
Fisher Scientific International Inc., billet subordonné de premier rang 6,13 %, 1er juillet 2015	425	499	494	
General Motors Acceptance Corp., billet mondial 6,75 %, 1er décembre 2014	500	508	530	
Goodyear Tire & Rubber Co. (The), billet de premier rang 9,00 %, 1er juillet 2015	405	506	468	
HCA Inc., billet 6,38 %, 15 janvier 2015	505	594	596	
Host Marriott, LP, billet de premier rang 7,13 %, 1er novembre 2013	410	512	501	
International Steel Group Inc., billet de premier rang 6,50 %, 15 avril 2014	400	477	470	
KB Home, billet de premier rang 6,25 %, 15 juin 2015	425	474	483	
L-3 Communications Corp., billet subordonné de premier rang 6,38 %, 15 octobre 2015	515	620	599	
MCI Inc., billet 7,69 %, 1er mai 2009	400	499	485	
MGM Mirage, billet de premier rang 6,00 %, 1er octobre 2009	415	494	485	
Nalco Co., billet subordonné de premier rang 8,88 %, 15 novembre 2013	410	528	500	
Nortek Inc., billet subordonné de premier rang 8,50 %, 1er septembre 2014	405	556	458	
PanAmSat Corp., billet de premier rang 9,00 %, 15 août 2014	508	678	626	
Reliant Energy Inc., billet garanti de premier rang 6,75 %, 15 décembre 2014	405	487	414	
RH Donnelley Inc., billet subordonné de premier rang 10,88 %, 15 décembre 2012	475	623	624	
Select Medical Corp., billet subordonné de premier rang 7,63 %, 1er février 2015	450	495	492	
Six Flags Inc., billet de premier rang 9,63 %, 1er juin 2014	410	493	469	
Smithfield Foods Inc., billet de premier rang 7,00 %, 1er août 2011	450	541	539	
Starwood Hotels & Resorts Worldwide Inc., billet de premier rang 7,88 %, 1er mai 2012	405	561	520	
Station Casinos Inc., billet de premier rang 6,00 %, 1er avril 2012	505	670	591	
Sungard Data Systems Inc., billet de premier rang 9,13 %, 15 août 2013	415	518	503	
Tenet Healthcare Corp., billet de premier rang 9,88 %, 1er juillet 2014	405	554	488	
Texas Genco LLC/Texas Genco Financing Corp., billet de premier rang 6,88 %, 15 décembre 2014	405	509	514	
Triad Hospitals Inc., billet subordonné de premier rang 7,00 %, 15 novembre 2013	410	502	486	
TRW Automotive Inc., billet de premier rang 9,38 %, 15 février 2013	410	547	520	
TXU Corp., série P, billet de premier rang 5,55 %, 15 novembre 2014	510	588	569	
United Rentals North America Inc., billet de premier rang 6,50 %, 15 février 2012	405	532	464	
Warner Chilcott Corp., billet subordonné de premier rang 8,75 %, 1er février 2015	475	511	513	
Williams Cos. Inc., billet 6,38 %, 1er octobre 2010	425	501	500	
Xerox Corp., billet de premier rang 6,88 %, 15 août 2011	400	530	482	
Total des obligations à haut rendement de sociétés américaines		25 825	24 522	32,9
Total des placements		91 329	80 371	107,9
Autres actifs et passifs			(5 871)	(7,9)
Actif net			74 500	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds mixte de revenu et de croissance Barclays

Bilans
31 décembre

	2005	2004
Actif		
Placements, à la valeur marchande	101 569 772 $	130 125 592 $
Encaisse	28 090	1 684 500
Revenu à recevoir pour prêts de titres	3 506	—
Montant à recevoir pour titres vendus	1 101 758	233 751
Distributions à recevoir des parts de fonds sous-jacents	684 345	873 760
	103 387 471	132 917 603
Passif		
Montant à payer pour titres achetés	830 959	116 648
Honoraires du fiduciaire à payer	42 201	59 013
Frais de service à payer	45 602	52 398
Autres charges à payer	90 360	88 802
Titres privilégiés	43 224 660	62 500 000
Intérêts courus sur titres privilégiés	331 230	478 941
Distributions à payer	269 074	342 719
	44 834 086	63 638 521
Valeur de l'actif net	58 553 385 $	69 279 082 $
Capitaux propres		
Capital social	39 550 564 $	57 187 500 $
Bénéfices non répartis	19 002 821	12 091 582
	58 553 385 $	69 279 082 $
Nombre de parts émises et en circulation (note 8)	4 322 466	6 250 000
Valeur liquidative par part	13,55 $	11,08 $
Coût moyen des placements	82 480 670 $	116 332 388 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Distributions des parts de fonds sous-jacents	5 401 915 $	4 653 223 $
Intérêts créditeurs	38 641	26 330
Revenu tiré du prêt de titres	99 715	46 763
	5 540 271	4 726 316
Charges		
Honoraires du fiduciaire	499 512	383 529
Frais de service (note 10)	197 679	132 827
Honoraires de vérification	16 720	18 023
Frais juridiques	11 938	8 605
Frais d'émission	—	743 744
Frais de garde	2 956	2 183
Frais de tenue de livres	11 576	23 415
Autres charges	135 295	104 475
Coûts des communications aux porteurs de parts	36 142	49 735
Intérêts sur titres privilégiés	3 074 419	2 651 885
	3 986 237	4 118 421
Revenu net de placement de l'exercice	1 554 034	607 895
Gain sur les placements		
Gain net réalisé à la vente de placements	8 202 728	696 183
Variation de la plus-value non réalisée des placements	5 295 898	13 793 204
Gain net sur les placements	13 498 626	14 489 387
Augmentation de l'actif net liée aux opérations de placement	15 052 660 $	15 097 282 $
Augmentation de l'actif net liée aux opérations de placement par part	2,94 $	2,42 $
Bénéfices non répartis		
Bénéfices non répartis au début de l'exercice	12 091 582 $	— $
Augmentation de l'actif net liée aux opérations de placement	15 052 660	15 097 282
Distributions versées	(3 743 336)	(3 005 700)
Excédent du coût des parts rachetées sur la valeur attribuée	(4 398 085)	—
Bénéfices non répartis à la fin de l'exercice	19 002 821 $	12 091 582 $

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	69 279 082 $	— $
Augmentation de l'actif net liée aux opérations de placement	15 052 660	15 097 282
Opérations sur les capitaux propres		
Produit de l'émission de parts	—	57 187 500
Rachat de parts	(22 035 021)	—
Opérations sur les capitaux propres, montant net	(22 035 021)	57 187 500
Distributions (note 9)		
Gains en capital	—	(1 661 994)
Revenu net	(569 669)	—
Remboursement de capital	(3 173 667)	(1 343 706)
Total des distributions	(3 743 336)	(3 005 700)
Augmentation (diminution) de l'actif net pour l'exercice	(10 725 697)	69 279 082
Actif net à la fin de l'exercice	58 553 385 $	69 279 082 $

États des flux de trésorerie
Exercices terminés les 31 décembre (note 1)

	2005	2004
Flux de trésorerie liés aux activités suivantes		
Activités de fonctionnement		
Revenu net de placement de l'exercice	1 554 034 $	607 895 $
Achat de titres de placement	(31 359 528)	(154 539 600)
Produit de la vente de titres de placement	73 260 278	38 786 292
Augmentation (diminution) des distributions à payer	(73 645)	342 719
Diminution (augmentation) des autres montants à recevoir	185 909	(873 760)
Augmentation (diminution) des autres charges à payer	(169 761)	679 154
Flux de trésorerie liés aux activités de fonctionnement	43 397 287	(114 997 300)
Activités de financement		
Produit de l'émission de parts	—	57 187 500
Produit de l'émission de titres privilégiés	—	62 500 000
Rachats des porteurs de parts	(22 035 021)	—
Rachats des porteurs de parts privilégiées	(19 275 340)	—
Distributions	(3 743 336)	(3 005 700)
Flux de trésorerie liés aux activités de financement	(45 053 697)	116 681 800
Augmentation (diminution) de l'encaisse pour l'exercice	(1 656 410)$	1 684 500 $
Encaisse au début de l'exercice	1 684 500 $	— $
Encaisse à la fin de l'exercice	28 090 $	1 684 500 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers)	(en milliers)	%
Fonds cotés en Bourse				
iUnits Fonds indiciel S&P/TSX 60	400 900	19 952	25 489	
Total des fonds cotés en Bourse		19 952	25 489	43,5
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
The Consumers' Waterheater Income Fund	67 460	925	1 056	
Gateway Casinos Income Fund	11 900	243	190	
UE Waterheater Income Fund	73 188	1 014	1 010	
Fonds de revenu Pages Jaunes	65 141	742	1 062	
		2 924	3 318	5,7
Produits essentiels				
Connors Brothers Income Fund	103 297	1 442	1 109	
KCP Income Fund	53 122	507	489	
Rogers Sugar Income Fund	138 444	557	512	
		2 506	2 110	3,6
Énergie				
Acclaim Energy Trust	55 189	574	1 046	
Advantage Energy Income Fund	46 121	781	1 035	
AltaGas Income Trust	36 730	715	1 027	
ARC Energy Trust	39 574	589	1 048	
Baytex Energy Trust	60 462	695	1 070	
Bonavista Energy Trust	27 914	599	1 064	
Canadian Oil Sands Trust	7 954	329	1 002	
CCS Income Trust	31 045	469	1 149	
Crescent Point Energy Trust	48 732	1 036	1 008	
Daylight Energy Trust	76 194	978	947	
Enerplus Resources Fund	18 451	635	1 031	
Esprit Energy Trust	45 196	582	608	
Fairborne Energy Trust	39 953	657	659	
Focus Energy Trust	42 146	629	1 084	
Fort Chicago Energy Partners, LP	85 270	804	1 022	
Freehold Royalty Trust	33 495	619	630	
Harvest Energy Trust	17 325	641	644	
Inter Pipeline Fund	105 106	769	1 056	
Ketch Resources Trust	56 255	632	632	
Keyera Facilities Income Fund	29 031	655	631	
NAL Oil & Gas Trust	57 989	588	1 048	
Paramount Energy Trust	28 102	639	623	
Pembina Pipeline Income Fund	66 980	830	1 068	
Pengrowth Energy Trust	46 140	733	1 045	
Penn West Energy Trust	28 000	1 047	1 064	
Petrofund Energy Trust	50 758	838	1 040	
Peyto Energy Trust	38 567	644	979	
Precision Drilling Trust	28 100	1 044	1 078	
PrimeWest Energy Trust	28 798	683	1 034	
Progress Energy Trust	62 518	919	1 073	
Provident Energy Trust	79 592	859	999	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds mixte de revenu et de croissance Barclays — suite

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers)	(en milliers)	%
Shiningbank Energy Income Fund	38 224	638	1 114	
StarPoint Energy Trust	24 236	547	553	
Trilogy Energy Trust	41 630	1 027	991	
Trinidad Energy Services Income Trust	57 938	934	917	
True Energy Trust	24 232	515	504	
Vermilion Energy Trust	35 411	630	1 053	
Viking Energy Royalty Trust	114 471	600	1 053	
		27 103	35 629	60.9
Services financiers				
Boardwalk Real Estate Investment Trust	51 824	763	1 098	
Calloway Real Estate Investment Trust	45 656	765	1 084	
Fonds de placement immobilier d'immeubles résidentiels canadiens	66 937	925	1 081	
Canadian Real Estate Investment Trust	49 118	725	1 107	
Chartwell Seniors Housing Real Estate Investment Trust	68 003	916	1 088	
Fonds de revenu Davis + Henderson	47 321	847	1 097	
Fiducie de placement immobilier Dundee	12 833	306	330	
Fonds de placement immobilier H&R	51 423	765	1 070	
Fonds de placement immobilier InnVest	84 651	821	1 062	
Fiducie de placement immobilier constituée d'hôtels Legacy	144 265	963	1 154	
Primaris Retail Real Estate Investment Trust	65 696	786	1 073	
Fonds de placement immobilier — Résidences pour retraités	121 321	1 262	1 062	
Fonds de placement immobilier RioCan	47 848	674	1 090	
Summit Real Estate Investment Trust	43 926	656	1 079	
		11 174	14 475	24,7
Soins de santé				
CML Healthcare Income Fund	73 688	980	1 061	
		980	1 061	1,8

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers)	(en milliers)	%
Biens industriels				
Fonds de revenu BFI Canada	37 578	681	1 056	
Mullen Group Income Fund	31 100	976	1 017	
Newalta Income Fund	40 037	747	1 168	
Superior Plus Income Fund	42 880	1 091	1 008	
TransForce Income Fund	65 101	1 082	1 111	
Westshore Terminals Inc.	90 007	1 169	1 077	
		5 746	6 437	11,0
Matières				
Chemtrade Logistics Income Fund	15 558	270	166	
Fiducie houillère canadienne Fording	23 815	509	958	
Labrador Iron Ore Royalty Income Fund	39 499	1 045	1 057	
Fonds de revenu Noranda	64 889	649	775	
Timberwest Forest Corp	70 788	942	1 090	
		3 415	4 046	6,9
Services de télécommunications				
Fonds de Revenu Bell Nordiq	58 884	788	1 048	
		788	1 048	1,8
Services publics				
Algonquin Power Income Fund	101 240	887	1 058	
Fonds de revenu Boralex énergie	44 592	404	447	
Calpine Power Income Fund	128 941	1 117	1 035	
Clean Power Income Fund	120 571	909	537	
Energy Savings Income Fund	53 800	902	1 022	
EPCOR Power LP	29 145	919	1 027	
Société en commandite Gaz Métropolitain	23 071	474	452	
Fonds de revenu Great Lakes Hydro	11 831	187	215	
Northland Power Income Fund	72 129	984	1 075	
Transalta Power, LP	111 073	1 110	1 089	
		7 893	7 957	13,6
Total des fiducies de revenu canadiennes		62 529	76 081	130,0
Total des placements		82 481	101 570	173,5
Autres actifs et passifs			(43 017)	(73,5)
Actif net			58 553	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds de revenu à pondération égale Barclays des 100 principaux fonds de revenu

Bilans
31 décembre

	2005	2004
Actif		
Placements, à la valeur marchande	348 411 195 $	317 631 699 $
Encaisse	1 898 718	6 272 650
Intérêts reportés sur prêts (note 6)	157 941	148 443
Revenu à recevoir pour prêts de titres	26 519	—
Montant à recevoir pour titres vendus	5 097 959	—
Distributions à recevoir des parts sous-jacentes	3 144 756	2 459 079
	358 737 088	326 511 871
Passif		
Montant à payer pour titres achetés	5 965 825	1 711 200
Honoraires du fiduciaire à payer	131 143	116 404
Frais de service à payer	247 747	110 597
Perte nette non réalisée sur swap de taux d'intérêt (note 6)	45 792	81 082
Frais d'émission à payer	—	335 233
Autres charges à payer	21 137	31 183
Emprunts (note 6)	29 400 000	29 400 000
Distributions à payer	2 174 681	2 706 490
	37 986 325	34 492 189
Valeur de l'actif net	320 750 763 $	292 019 682 $
Capitaux propres		
Capital social	275 838 095 $	276 670 388 $
Bénéfices non répartis	44 912 668	15 349 294
	320 750 763 $	292 019 682 $
Nombre de parts émises et en circulation (note 8)	29 112 200	29 200 000
Valeur liquidative par part	11,02 $	10,00 $
Coût moyen des placements	301 090 826 $	301 439 456 $

États des résultats
Exercices terminés les 31 décembre (note 1)

	2005	2004
Revenus		
Distributions des parts de fonds sous-jacents	19 987 836 $	2 933 431 $
Intérêts créditeurs	35 188	185 226
Revenu tiré du prêt de titres	459 082	2 517
	20 482 106	3 121 174
Charges		
Honoraires du fiduciaire	1 461 500	165 896
Frais de service (note 10)	974 333	110 597
Honoraires de vérification	13 873	3 074
Frais juridiques	9 142	3 687
Frais d'émission	—	781 727
Intérêts débiteurs	935 124	94 014
Perte nette réalisée sur swap de taux d'intérêt	620 497	—
Frais de garde	8 923	922
Frais de tenue de livres	14 235	131
Autres charges	111 806	19 082
Coûts des communications aux porteurs de parts	64 220	4 918
	4 213 653	1 184 048
Revenu net de placement de l'exercice	16 268 453	1 937 126
Gain sur les placements		
Gain net réalisé à la vente de placements	6 902 564	7 497
Variation de la plus-value (moins-value) non réalisée des swaps de taux d'intérêt	35 290	(81 082)
Variation de la plus-value non réalisée des placements	31 128 126	16 192 243
Gain net sur les placements	38 065 980	16 118 658
Augmentation de l'actif net liée aux opérations de placement	54 334 433 $	18 055 784 $
Augmentation de l'actif net liée aux opérations de placement par part	1,86 $	0,63 $
Bénéfices non répartis		
Bénéfices non répartis au début de l'exercice	15 349 294 $	— $
Augmentation de l'actif net liée aux opérations de placement	54 334 433	18 055 784
Distributions versées	(24 751 540)	(2 706 490)
Excédent du coût des parts rachetées sur la valeur attribuée	(19 519)	—
Bénéfices non répartis à la fin de l'exercice	44 912 668 $	15 349 294 $

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

États de l'évolution de l'actif net
Exercices terminés les 31 décembre (note 1)

	2005	2004
Actif net au début de l'exercice	292 019 682 $	— $
Augmentation de l'actif net liée aux opérations de placement	54 334 433	18 055 784
Opérations sur les capitaux propres		
Produit de l'émission de parts	—	276 670 388
Rachat de parts	(851 812)	—
Opérations sur les capitaux propres, montant net	(851 812)	276 670 388
Distributions (note 9)		
Gains en capital	(21 992)	(14 232)
Revenu net	(12 044 015)	(770 500)
Remboursement de capital	(12 685 533)	(1 921 758)
Total des distributions	(24 751 540)	(2 706 490)
Augmentation de l'actif net pour l'exercice	28 731 081	292 019 682
Actif net à la fin de l'exercice	320 750 763 $	292 019 682 $

États des flux de trésorerie
Exercices terminés les 31 décembre (note 1)

	2005	2004
Flux de trésorerie liés aux activités suivantes		
Activités de fonctionnement		
Revenu net de placement de l'exercice	16 268 453 $	1 937 126 $
Achat de titres de placement	(39 849 447)	(301 293 913)
Produit de la vente de titres de placement	46 257 307	1 573 154
Augmentation du montant des intérêts reportés sur les prêts	(9 498)	(148 443)
Augmentation (diminution) des distributions à payer	(531 809)	2 706 490
Augmentation des autres montants à recevoir	(712 196)	(2 459 079)
Augmentation (diminution) des autres charges à payer	(193 390)	593 417
Flux de trésorerie liés aux activités de fonctionnement	21 229 420	(297 091 248)
Activités de financement		
Produit de l'émission de parts	—	276 670 388
Rachat de parts	(851 812)	—
Distributions	(24 751 540)	(2 706 490)
Produit de prêts	—	29 400 000
Flux de trésorerie liés aux activités de financement	(25 603 352)	303 363 898
Augmentation (diminution) de l'encaisse pour l'exercice	(4 373 932)$	6 272 650 $
Encaisse au début de l'exercice	6 272 650 $	— $
Encaisse à la fin de l'exercice	1 898 718 $	6 272 650 $

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
Brick Group Income Fund (The), catégorie A	151 500	1 957	1 410	
CanWest MediaWorks Income Fund	51 300	478	472	
Cineplex Galaxy Income Fund	210 300	3 040	3 070	
The Consumers' Waterheater Income Fund	223 063	3 317	3 491	
Gateway Casinos Income Fund	224 800	4 017	3 588	
Movie Distribution Income Fund	140 400	1 830	1 243	
North West Co. Fund	110 200	3 022	3 967	
Osprey Media Income Fund	325 600	2 942	2 051	
Sleep Country Canada Income Fund	41 300	902	878	
UE Waterheater Income Fund	239 200	3 103	3 301	
Fonds de revenu Pages Jaunes	216 473	2 710	3 529	
		27 318	27 000	8,4
Produits essentiels				
Arctic Glacier Income Fund	228 100	2 517	2 463	
Connors Brothers Income Fund	341 627	4 641	3 669	
KCP Income Fund	363 200	3 617	3 341	
Rogers Sugar Income Fund	497 837	1 884	1 842	
		12 659	11 315	3,5
Énergie				
Acclaim Energy Trust	182 500	2 333	3 458	
Advantage Energy Income Fund	151 678	2 900	3 402	
AltaGas Income Trust	122 667	2 757	3 429	
ARC Energy Trust	130 895	2 152	3 467	
Avenir Diversified Income Trust, LP	41 300	520	530	
Baytex Energy Trust	199 854	2 530	3 537	
Bonavista Energy Trust	93 321	2 459	3 556	
Bonterra Energy Income Trust	155 400	3 405	3 667	
Canadian Oil Sands Trust	26 300	1 553	3 314	
CCS Income Trust	125 050	2 482	4 627	
Crescent Point Energy Trust	161 200	2 655	3 334	
Daylight Energy Trust	256 760	3 314	3 192	
Enbridge Income Fund	192 900	2 446	2 793	
Enerplus Resources Fund	60 900	2 376	3 402	
Enterra Energy Trust	166 500	3 199	3 190	
Esprit Energy Trust	88 320	1 144	1 189	
Fairborne Energy Trust	149 563	2 485	2 468	
Focus Energy Trust	139 282	2 777	3 582	
Fort Chicago Energy Partners, LP	276 922	2 951	3 320	
Freehold Royalty Trust	178 406	2 999	3 356	
Harvest Energy Trust	93 254	1 984	3 468	
Inter Pipeline Fund	344 700	2 915	3 464	
Ketch Resources Trust	141 760	1 591	1 593	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds de revenu à pondération égale Barclays des 100 principaux fonds de revenu — suite

État des titres en portefeuille

31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Keyera Facilities Income Fund	153 001	1 910	3 328	
NAL Oil & Gas Trust	191 532	2 417	3 463	
NAV Energy Trust	127 200	1 139	1 201	
Paramount Energy Trust	151 300	2 115	3 354	
Pembina Pipeline Income Fund	218 886	2 864	3 491	
Pengrowth Energy Trust	152 483	2 574	3 454	
Penn West Energy Trust	92 600	2 790	3 518	
Petrofund Energy Trust	167 700	2 462	3 436	
Peyto Energy Trust	127 600	2 742	3 240	
Precision Drilling Trust	92 900	3 451	3 565	
PrimeWest Energy Trust	95 000	2 359	3 410	
Progress Energy Trust	206 589	2 731	3 547	
Provident Energy Trust	262 400	2 734	3 293	
Sequoia Oil & Gas Trust	36 000	748	730	
Shiningbank Energy Income Fund	123 292	2 575	3 594	
StarPoint Energy Trust	152 911	2 792	3 486	
Thunder Energy Trust	57 000	682	684	
Total Energy Services Trust, LP	51 300	878	871	
Trilogy Energy Trust	136 632	3 369	3 252	
Trinidad Energy Services Income Trust	213 400	2 048	3 376	
True Energy Trust	59 876	1 263	1 245	
Vault Energy Trust	294 100	3 318	3 353	
Vermilion Energy Trust	116 952	2 179	3 478	
Viking Energy Royalty Trust	378 247	2 388	3 480	
Zargon Energy Trust	129 600	2 987	4 115	
		113 442	145 302	45,3
Services financiers				
Fonds de placement immobilier Alexis Nihon	168 100	2 214	2 236	
Boardwalk Real Estate Investment Trust	171 229	2 814	3 628	
Calloway Real Estate Investment Trust	149 500	2 516	3 549	
Fonds de placement immobilier d'immeubles résidentiels canadiens	221 200	2 882	3 572	
Fonds de placement immobilier constitué d'hôtels canadiens	289 700	2 836	3 389	
Canadian Real Estate Investment Trust	161 294	2 778	3 634	
Chartwell Seniors Housing Real Estate Investment Trust	224 400	2 741	3 590	
Fonds de placement immobilier Cominar	173 700	2 911	3 347	
Fonds de revenu Davis + Henderson	151 709	3 112	3 518	
Fiducie de placement immobilier Dundee	122 900	2 970	3 159	
GMP Capital Trust	34 700	631	622	
Fonds de placement immobilier H&R	166 165	2 927	3 456	
Fonds de placement immobilier InnVest	279 400	2 907	3 504	
Fonds de placement immobilier commercial — Revenu américain de IPC	305 200	2 921	3 467	
Fiducie de placement immobilier constituée d'hôtels Legacy	453 172	2 940	3 625	
Livingston International Income Fund	104 500	2 243	2 351	
Morguard Real Estate Investment Trust	315 200	2 820	3 467	
Primaris Retail Real Estate Investment Trust	216 700	2 766	3 541	
Fonds de placement immobilier — Résidences pour retraités	340 223	3 022	2 977	
Fonds de placement immobilier RioCan	157 900	2 682	3 599	
Summit Real Estate Investment Trust	145 241	2 455	3 569	
Sunrise Senior Living Real Estate Investment Trust	270 550	3 064	3 642	
		59 152	71 442	22,3
Soins de santé				
CML Healthcare Income Fund	240 800	3 059	3 468	
Medical Facilities Corp.	212 800	2 353	2 437	
		5 412	5 905	1,8
Biens industriels				
Fonds de revenu BFI Canada	121 977	2 928	3 426	
Contrans Income Fund	211 600	2 735	2 975	
Mullen Group Income Fund	55 200	1 732	1 804	
Newalta Income Fund	128 914	2 797	3 762	
Superior Plus Income Fund	142 632	3 846	3 352	
TransForce Income Fund	211 709	2 977	3 612	
Tree Island Wire Income Fund	66 900	1 016	610	
Wajax Income Fund	30 700	940	943	
Westshore Terminals Inc.	297 400	2 855	3 557	
		21 826	24 041	7,5
Matières				
Chemtrade Logistics Income Fund	326 706	4 831	3 492	
Fiducie houillère canadienne Fording	78 600	2 151	3 161	
Great Lakes Carbon Income Fund	346 700	3 450	3 502	
Labrador Iron Ore Royalty Income Fund	136 134	2 753	3 643	
Fonds de revenu Noranda	292 000	3 281	3 489	
Fonds SFK Pâte	28 473	206	128	
Taylor NGL, LP	31 000	310	312	

Les notes ci-jointes font partie intégrante des états financiers.

État des titres en portefeuille
31 décembre 2005

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Timberwest Forest Corp . .	233 946	3 358	3 603	
		20 340	21 330	6,7
Services de télécommunications				
Fonds de Revenu Bell Nordiq	197 545	2 983	3 516	
		2 983	3 516	1,1
Services publics				
Algonquin Power Income Fund	327 439	3 076	3 422	
Atlantic Power Corp., LP	158 800	1 639	1 652	
Fonds de revenu Boralex énergie	348 100	3 468	3 488	
Calpine Power Income Fund	328 177	3 142	2 635	
Clean Power Income Fund	356 448	2 211	1 586	
Energy Savings Income Fund	179 048	3 125	3 400	
EPCOR Power LP	93 031	3 064	3 279	
Société en commandite Gaz Métropolitain	177 700	3 865	3 478	
Fonds de revenu Great Lakes Hydro	191 515	3 397	3 476	
Innergex Power Income Fund	200 000	2 382	2 640	
Macquarie Power Income Fund	270 600	2 558	2 782	
Northland Power Income Fund	234 039	2 913	3 490	
Transalta Power, LP	329 762	3 119	3 232	
		37 959	38 560	12,0
Total des fiducies de revenu canadiennes . . .		301 091	348 411	108,6
Autres actifs et passifs . .			(27 660)	(8,6)
Actif net			320 751	100,0

Les notes ci-jointes font partie intégrante des états financiers.

1. Les Fonds BARCLAYS

Les Fonds Barclays figurant dans le tableau ci-dessous (les « Fonds ») sont des fiducies de placement créées sous le régime des lois de l'Ontario aux termes de déclarations de fiducie datées comme suit :

Dénomination du Fonds	Dénomination abrégée	Date d'établissement	Date du début des activités	Date de dissolution
Fonds à structure double				
Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX	Fonds avantageux	28 avr. 2003	14 mai 2003	15 déc. 2010
Fonds indiciel institutionnel S&P/TSX de Barclays Canada	Fonds indiciel	28 avr. 2003	14 mai 2003	s.o.
Fonds de revenu avantageux Barclays à pondération égale . .	Fonds avantageux à pondération égale	26 sept. 2003	16 oct. 2003	15 nov. 2010
Fonds de revenu Barclays à pondération égale	Fonds de revenu à pondération égale	26 sept. 2003	16 oct. 2003	s.o.
Fonds avantageux d'obligations de sociétés Barclays	Fonds avantageux d'obligations de sociétés	29 janv. 2004	18 févr. 2004	15 mars 2014
Fonds d'obligations de sociétés Barclays	Fonds d'obligations de sociétés	29 janv. 2004	18 févr. 2004	s.o.
Fonds à structure simple				
Fonds de revenu à pondération égale Barclays des 100 principaux fonds de revenu	Fonds à pondération égale des 100 principaux fonds de revenu	28 oct. 2004	17 nov. 2004	30 nov. 2014
Fonds mixte				
Fonds mixte de revenu et de croissance Barclays	Fonds mixte	29 mars 2004	16 avril 2004	31 mai 2009

L'information fournie dans les états financiers et les notes y afférentes est présentée aux 31 décembre 2005 et 2004 et pour les exercices terminés à ces dates, sauf pour ce qui est des Fonds qui ont été établis au cours d'un exercice. L'information fournie à l'égard de ces Fonds porte sur la période allant de la date de début des activités jusqu'au 31 décembre de l'exercice au cours duquel les Fonds ont été établis.

Investisseurs globaux Barclays Canada Ltée (« Barclays Canada »), qui agit à titre de fiduciaire des Fonds, est responsable de l'administration quotidienne des Fonds.

Les parts du Fonds avantageux (BAI.UN), du Fonds avantageux à pondération égale (BAE.UN), du Fonds avantageux d'obligations de sociétés (BAC.UN) et du Fonds à pondération égale des 100 principaux fonds de revenu (BTH.UN), les parts de capital du Fonds mixte (BDS.UN) et les titres privilégiés du Fonds mixte (BDS.PR.A) sont inscrits à la cote de la Bourse de Toronto.

Fonds à structure double

Le Fonds avantageux, le Fonds avantageux à pondération égale et le Fonds avantageux d'obligations de sociétés sont des fonds à structure double. Cette structure double découle de la conclusion d'un contrat à terme de gré à gré par le Fonds avantageux, le Fonds avantageux à pondération égale et le Fonds avantageux d'obligations de sociétés, contrat en vertu duquel les porteurs de parts de chacun de ces Fonds obtiendront respectivement le rendement dégagé par le Fonds indiciel, le Fonds de revenu à pondération égale et le Fonds d'obligations de sociétés.

Fonds mixte

L'intérêt bénéficiaire dans l'actif net et le revenu net du Fonds mixte est divisé en parts de fiducie de valeur égale appelées « parts de capital ». Le Fonds mixte a également émis des « titres privilégiés » aux termes d'un acte de fiducie intervenu entre le Fonds mixte et Services aux investisseurs Computershare Inc., fiduciaire désigné dans l'acte de fiducie.

Dissolution des Fonds

Chaque Fonds sera dissous à la date de dissolution, à moins qu'il ne soit dissous auparavant conformément aux modalités de sa déclaration de fiducie, ou à moins que les porteurs de parts ne décident de le dissoudre avant la date de dissolution ou de le prolonger au-delà de cette date au moyen d'une résolution spéciale adoptée à une assemblée convoquée à cette fin.

Après sa dissolution et après avoir réglé son passif ou constitué une provision suffisante à l'égard de celui-ci, le Fonds distribuera son actif net aux porteurs de parts, de façon proportionnelle, dès que cela sera possible après la date de dissolution.

2. Principales conventions comptables

Les présents états financiers, établis selon les principes comptables généralement reconnus du Canada, comprennent des estimations et des hypothèses formulées par le fiduciare qui peuvent toucher les montants constatés de l'actif, du passif, des revenus et des charges de la période visée par les états financiers. Les principales conventions comptables suivies par les Fonds sont résumées ci-dessous.

Évaluation des placements

Les titres cotés en Bourse sont évalués au cours de clôture affiché. Les titres à revenu fixe sont évalués en fonction des cours donnés par un courtier indépendant de Barclays Canada. Les instruments à court terme sont évalués à la valeur marchande. L'écart entre la valeur marchande et le coût des placements à court terme, à l'exclusion de tout gain ou de toute perte de change, est présenté à titre d'intérêts créditeurs.

Les contrats à terme de gré à gré (note 4) sont évalués à un montant égal aux gains ou aux pertes qui seraient réalisés si les positions étaient liquidées selon leurs conditions, auquel cas la juste valeur serait fondée sur la valeur marchande courante des participations sous-jacentes. Au moment du règlement au comptant, la juste valeur de chaque contrat à terme de gré à gré sera égale à l'écart entre la valeur marchande du portefeuille d'actions ordinaires (note 4) du Fonds avantageux, du Fonds avantageux à pondération égale et du Fonds avantageux d'obligations de sociétés et la valeur de l'actif net du Fonds indiciel, du Fonds de revenu à pondération égale et du Fonds d'obligations de sociétés, respectivement.

Titres privilégiés

Les titres privilégiés du Fonds mixte sont classés dans le passif, et les paiements effectués aux porteurs de ces titres sont sous forme d'intérêts.

Opérations de placement et constatation des revenus

Les opérations de placement sont comptabilisées à la date de l'opération. Les gains et les pertes réalisés découlant des opérations sont calculés en fonction du coût moyen. Les intérêts créditeurs sont constatés à titre de revenus selon la méthode de la comptabilité d'exercice. Le revenu de dividendes et les distributions des fiducies de revenu sous-jacentes sont comptabilisés à la date ex-dividende.

Contrats de change à terme

Le Fonds d'obligations de sociétés Barclays conclut des contrats de change à terme afin de couvrir le risque de fluctuation du dollar américain à l'égard d'au moins 90 % de son portefeuille. Un contrat de change à terme consiste en une obligation d'acheter ou de vendre une monnaie en échange d'une autre monnaie, à une date et à un prix futurs convenus par les deux parties (le Fonds et la contrepartie). Le contrat est négocié hors cote et non sur une Bourse de marchandises ou de valeurs mobilières organisée. Les contrats de change à terme sont évalués selon les cours du change pertinents de la monnaie sous-jacente et actualisés pour tenir compte des dates de règlement futures. Les gains ou les pertes sont inscrits dans les états financiers comme gains ou pertes non réalisés jusqu'à la date de règlement des contrats. Les gains ou les pertes sont constatés dans le revenu de placement au dénouement du contrat ou à la livraison du sous-jacent.

Swaps de taux d'intérêt

Le Fonds de revenu à pondération égale, le Fonds d'obligations de sociétés et le Fonds à pondération égale des 100 principaux fonds de revenu sont autorisés à conclure des swaps de taux d'intérêt avec des contreparties approuvées afin de couvrir le risque de taux d'intérêt auquel sont exposés leurs emprunts. Un swap de taux d'intérêt est un accord intervenu entre deux parties faisant intervenir l'échange de paiements d'intérêt à taux variable et à taux fixe pendant une période donnée. L'écart à payer ou à recevoir périodiquement sur le swap est comptabilisé à titre de gain ou de perte réalisé dans l'état des résultats. Les swaps sont inscrits à la juste valeur. Les gains non réalisés sont comptabilisés à titre d'actif et les pertes non réalisées, à titre de passif, dans le bilan. Les Fonds peuvent être exposés à une perte sur créance en cas d'inexécution par la contrepartie à un swap de taux d'intérêt. Les Fonds gèrent ces risques de crédit en concluant des contrats uniquement avec des contreparties approuvées.

Revenu tiré du prêt de titres

Les Fonds, par l'intermédiaire de leur fiduciaire et de leur gérant, peuvent prêter des titres à des courtiers en valeurs mobilières et à des banques moyennant garantie. Le revenu tiré du prêt de titres est constaté selon la méthode de la comptabilité d'exercice.

Conversion des devises

Les montants en devises sont convertis en dollars canadiens comme suit :

- la valeur de marché des placements et des autres actifs, au cours du change en vigueur à chaque date d'évaluation;
- les achats et les ventes de placements ainsi que les revenus et les charges de placement, au cours du change en vigueur aux dates respectives des opérations.

Impôts sur le revenu

Les Fonds sont assujettis aux impôts fédéral et provinciaux applicables sur leur revenu net annuel à des fins fiscales, y compris les gains en capital imposables réalisés nets, dans la mesure où ce revenu net à des fins fiscales n'a pas été versé ou n'est pas à verser aux porteurs de parts au cours de l'année. Conformément aux déclarations de fiducie des Fonds, les Fonds versent aux porteurs de parts une partie suffisante de leur revenu et de leurs gains

en capital imposables nets pour ne pas être assujettis aux impôts sur le revenu. Par conséquent, aucune charge d'impôts n'a été inscrite dans les états financiers.

Le Fonds avantageux, le Fonds avantageux à pondération égale, le Fonds avantageux d'obligations de sociétés, le Fonds mixte et le Fonds à pondération égale des 100 principaux fonds de revenu sont admissibles à titre de fiducies de fonds communs de placement, et le Fonds indiciel, le Fonds de revenu à pondération égale et le Fonds d'obligations de sociétés sont admissibles à titre de fiducies d'investissement à participation unitaire au sens de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi »). Ces Fonds ne sont pas assujettis à l'impôt sur la partie du revenu imposable qui est versée ou attribuée aux porteurs de parts. Le Fonds avantageux, le Fonds avantageux à pondération égale, le Fonds avantageux d'obligations de sociétés, le Fonds mixte et le Fonds à pondération égale des 100 principaux fonds de revenu ont choisi le 15 décembre comme date de fin d'année d'imposition, tel qu'il est autorisé par la Loi.

Le revenu net est versé aux porteurs de parts selon les modalités précisées dans les déclarations de fiducie des Fonds.

Augmentation (diminution) de l'actif net liée aux opérations de placement

L'augmentation (la diminution) de l'actif net liée aux opérations de placement par part est fondée sur l'augmentation (la diminution) de l'actif net liée aux opérations de placement divisée par le nombre moyen de parts en circulation au cours de l'exercice.

Frais d'émission

Les frais d'émission (note 3) sont passés en charges à la date du début des activités de chaque Fonds.

Mise en œuvre de la Norme canadienne 81-106

Le 1er juin 2005, les Autorités canadiennes en valeurs mobilières (les « ACVM ») ont publié la Norme canadienne 81-106 (la « NC 81-106 »), qui établit un ensemble de normes canadiennes harmonisées sur l'information continue des fonds d'investissement. La NC 81-106 s'applique aux états financiers annuels de tous les fonds d'investissement pour les exercices clos à compter du 30 juin 2005.

La NC 81-106 a une incidence sur la présentation des états financiers d'un fonds d'investissement et, par conséquent, n'a aucun effet sur l'évaluation d'un Fonds. En outre, une analyse de la situation et des résultats financiers et les faits saillants financiers du Fonds, y compris certaines mesures du rendement, sont présentés dans un nouveau rapport intitulé « Rapport de la direction sur le rendement du Fonds ».

3. **Charges**

Honoraires du fiduciaire

En contrepartie de ses services à titre de fiduciaire des Fonds, Barclays Canada a le droit de recevoir des honoraires, calculés et comptabilisés quotidiennement aux pourcentages annuels suivants de la valeur liquidative et versés mensuellement à terme échu, majorés des taxes applicables.

Fonds avantageux	0,15 %
Fonds avantageux à pondération égale	0,40 %
Fonds avantageux d'obligations de sociétés	0,26 %
Fonds indiciel	0,40 %
Fonds de revenu à pondération égale	0,15 %
Fonds d'obligations de sociétés	0,19 %
Fonds mixte	0,45 %
Fonds à pondération égale des 100 principaux fonds de revenu	0,45 %

Frais de service

Le Fonds avantageux à pondération égale, le Fonds avantageux d'obligations de sociétés, les titres de capital du Fonds mixte et le Fonds à pondération égale des 100 principaux fonds de revenu versent à Barclays Canada des frais de service calculés et comptabilisés quotidiennement aux taux annuels respectifs de 0,30 %, de 0,20 %, de 0,30 % et de 0,30 % de la valeur de l'actif net de chaque Fonds. Les frais de service sont affectés aux courtiers par Barclays Canada selon le nombre de parts détenues par les courtiers à la fin de chaque trimestre.

Honoraires et coûts d'emprunt d'actions liés au contrat à terme de gré à gré

Aux termes du contrat à terme de gré à gré (note 4), le Fonds avantageux, le Fonds avantageux à pondération égale et le Fonds avantageux d'obligations de sociétés versent aux contreparties des honoraires annuels, calculés quotidiennement et payables mensuellement, d'environ 0,55 % du montant notionnel du contrat à terme de gré à gré, ainsi qu'un remboursement des coûts d'emprunt d'actions liés à ce contrat engagés par les courtiers conformément aux modalités du contrat, qui peuvent varier selon la valeur du portefeuille d'actions ordinaires, calculés et payables mensuellement à terme échu.

Frais d'émission

Les frais d'émission de chaque Fonds, tels que le coût d'établissement et d'organisation de la fiducie, le coût de l'impression et de la préparation du prospectus, les frais juridiques, les frais de commercialisation et de publicité ainsi que les autres débours raisonnables engagés par les placeurs et les autres frais accessoires, sont réglés à même le produit brut du placement du Fonds.

4. Contrats à terme de gré à gré

Pour respecter ses objectifs de placement, le Fonds avantageux a investi le produit net de son premier appel public à l'épargne dans un portefeuille d'actions ordinaires de sociétés ouvertes canadiennes (le « portefeuille d'actions ordinaires ») et a conclu une convention de rachat d'actions à terme (le « contrat à terme ») avec la Banque de Montréal (la « contrepartie »). La contrepartie a accepté de verser au Fonds avantageux, à la date de dissolution ou vers cette date, un montant équivalant à 100 % du produit du rachat d'un nombre correspondant de parts du Fonds indiciel à titre de prix d'achat du portefeuille d'actions ordinaires. Le Fonds avantageux réglera en partie le contrat à terme avant la date de dissolution afin de financer ses distributions mensuelles, les rachats occasionnels de parts au gré des porteurs et ses charges.

Les valeurs des portefeuilles d'actions ordinaires et de leurs Fonds affiliés se présentent comme suit au 31 décembre 2005 :

Fonds	Date de dissolution	Valeur des actions ordinaires	Valeur du fonds sous-jacent	Gain non réalisé sur le contrat à terme
Fonds avantageux	15 déc. 2010	209 157 528 $	—	—
Fonds indiciel		—	244 897 168 $	—
		209 157 528 $	244 897 168 $	35 739 640 $

Le Fonds avantageux à pondération égale a également investi le produit net de son premier appel public à l'épargne dans un portefeuille d'actions ordinaires et conclu des conventions de rachat d'actions à terme comportant des modalités similaires avec la Banque de Montréal, la Banque Canadienne Impériale de Commerce et la Banque Royale du Canada en tant que contreparties.

Fonds	Date de dissolution	Valeur des actions ordinaires	Valeur du fonds sous-jacent	Gain non réalisé sur le contrat à terme
Fonds avantageux à pondération égale ...	15 nov. 2010	121 477 782 $	—	—
Fonds à pondération égale		—	162 227 886 $	—
		121 477 782 $	162 227 886 $	40 750 104 $

Le Fonds avantageux d'obligations de sociétés a aussi investi le produit net de son premier appel public à l'épargne dans des portefeuilles d'actions ordinaires et conclu une convention de rachat d'actions à terme comportant des modalités similaires avec la Banque de Montréal, la Banque Canadienne Impériale de Commerce et la Banque Royale du Canada en tant que contreparties.

Fonds	Date de dissolution	Valeur des actions ordinaires	Valeur du fonds sous-jacent	Gain non réalisé sur le contrat à terme
Fonds avantageux d'obligations de sociétés	15 mars 2014	67 481 840 $	—	—
Fonds d'obligations de sociétés...........		—	74 499 898 $	—
		67 481 840 $	74 499 898 $	7 018 058 $

Contrepartie	Notation*
Banque de Montréal	Aa3
Banque Canadienne Impériale de Commerce	Aa3
Banque Royale du Canada	Aa2

* Source : Moody's Investors Services, Inc.

5. Contrats de change à terme

Le tableau ci-dessous présente les contrats de change à terme détenus par le Fonds d'obligations de sociétés Barclays au 31 décembre 2005 :

Contrat	Valeur nominale en devises	Devise	Notation de la contrepartie	Date de règlement	Coût (CAD)	Valeur marchande (CAD)	Gain non réalisé (perte) (CAD)
Achat	940 000	USD	Aa2	01/04/06	1 095 692	1 098 027	2 335
Achat	56 419 000	USD	Aa2	01/04/06	66 182 308	65 904 011	(278 297)
Vente	1 150 000	USD	Aa2	01/04/06	(1 356 736)	(1 343 339)	13 397
Vente	56 209 000	USD	Aa2	01/04/06	(66 313 692)	(65 658 872)	654 820
Achat	106 000	USD	Aa2	01/13/06	130 459	123 795	(6 664)
Achat	333 000	USD	Aa2	01/13/06	390 509	388 880	(1 629)
Vente	439 000	USD	Aa2	01/13/06	(583 980)	(512 754)	71 226
Vente	333 000	USD	Aa2	02/03/06	(390 266)	(388 639)	1 627
Vente	56 419 000	USD	Aa2	02/03/06	(66 124 196)	(65 845 808)	278 388
Achat	106 000	USD	Aa2	02/14/06	130 338	123 698	(6 640)
Vente	439 000	USD	Aa2	02/14/06	(584 111)	(512 482)	71 629
Achat	157 000	USD	Aa2	03/14/06	192 882	183 094	(9 788)
Vente	439 000	USD	Aa2	03/14/06	(584 155)	(512 275)	71 880
Vente	51 000	USD	Aa2	03/14/06	(68 136)	(59 515)	8 621
Achat	106 000	USD	Aa2	04/13/06	130 110	123 545	(6 565)
Vente	439 000	USD	Aa2	04/13/06	(584 199)	(512 116)	72 083
Achat	106 000	USD	Aa2	05/12/06	129 998	123 490	(6 508)
Vente	439 000	USD	Aa2	05/12/06	(584 243)	(512 037)	72 206
Achat	157 000	USD	Aa2	06/14/06	192 372	182 816	(9 556)
Vente	439 000	USD	Aa2	06/14/06	(584 287)	(511 960)	72 327
Vente	51 000	USD	Aa2	06/14/06	(68 218)	(59 482)	8 736

Notes afférentes aux états financiers — suite
31 décembre 2005

Contrat	Valeur nominale en devises	Devise	Notation de la contrepartie	Date de règlement	Coût (CAD)	Valeur marchande (CAD)	Gain non réalisé (perte) (CAD)
Achat	106 000	USD	Aa2	07/14/06	129 765	123 380	(6 385)
Vente	439 000	USD	Aa2	07/14/06	(584 375)	(511 919)	72 456
Achat	106 000	USD	Aa2	08/14/06	129 659	123 343	(6 316)
Vente	439 000	USD	Aa2	08/14/06	(584 419)	(511 934)	72 485
Achat	157 000	USD	Aa2	09/14/06	191 870	182 632	(9 238)
Vente	439 000	USD	Aa2	09/14/06	(584 507)	(511 956)	72 551
Vente	51 000	USD	Aa2	09/14/06	(68 294)	(59 486)	8 808
Achat	106 000	USD	Aa2	10/13/06	129 437	123 269	(6 168)
Vente	439 000	USD	Aa2	10/13/06	(584 550)	(511 975)	72 575
Achat	106 000	USD	Aa2	11/14/06	129 320	123 227	(6 093)
Vente	439 000	USD	Aa2	11/14/06	(584 594)	(511 995)	72 599
Achat	157 000	USD	Aa2	12/14/06	191 383	182 456	(8 927)
Vente	439 000	USD	Aa2	12/14/06	(584 682)	(512 022)	72 660
Vente	51 000	USD	Aa2	12/14/06	(68 371)	(59 500)	8 871
Achat	106 000	USD	Aa2	01/12/07	129 113	123 141	(5 972)
Vente	439 000	USD	Aa2	01/12/07	(584 726)	(512 011)	72 715
Achat	106 000	USD	Aa2	02/14/07	128 997	123 071	(5 926)
Vente	439 000	USD	Aa2	02/14/07	(584 770)	(511 914)	72 856
Achat	157 000	USD	Aa2	03/14/07	190 904	182 193	(8 711)
Vente	439 000	USD	Aa2	03/14/07	(584 902)	(511 839)	73 063
Vente	51 000	USD	Aa2	03/14/07	(68 442)	(59 485)	8 957
Achat	106 000	USD	Aa2	04/13/07	128 785	122 958	(5 827)
Vente	439 000	USD	Aa2	04/13/07	(585 033)	(511 813)	73 220
Achat	106 000	USD	Aa2	05/14/07	128 679	122 931	(5 748)
Vente	439 000	USD	Aa2	05/14/07	(585 165)	(511 899)	73 266
Achat	157 000	USD	Aa2	06/14/07	190 433	182 036	(8 397)
Vente	439 000	USD	Aa2	06/14/07	(585 297)	(511 986)	73 311
Vente	51 000	USD	Aa2	06/14/07	(68 493)	(59 507)	8 986
Achat	106 000	USD	Aa2	07/13/07	128 467	122 877	(5 590)
Vente	439 000	USD	Aa2	07/13/07	(585 428)	(512 067)	73 361
Achat	106 000	USD	Aa2	08/14/07	128 371	122 847	(5 524)
Vente	439 000	USD	Aa2	08/14/07	(585 560)	(512 157)	73 403
Achat	157 000	USD	Aa2	09/14/07	190 025	181 912	(8 113)
Vente	439 000	USD	Aa2	09/14/07	(585 692)	(512 246)	73 446
Vente	51 000	USD	Aa2	09/14/07	(68 544)	(59 542)	9 002
Achat	106 000	USD	Aa2	10/12/07	128 233	122 795	(5 438)
Vente	439 000	USD	Aa2	10/12/07	(585 780)	(512 325)	73 455
Achat	106 000	USD	Aa2	11/14/07	128 149	122 765	(5 384)
Vente	439 000	USD	Aa2	11/14/07	(585 911)	(512 421)	73 490
Achat	157 000	USD	Aa2	12/14/07	189 695	181 791	(7 904)
Vente	439 000	USD	Aa2	12/14/07	(586 087)	(512 515)	73 572
Vente	51 000	USD	Aa2	12/14/07	(68 595)	(59 579)	9 016
Achat	106 000	USD	Aa2	01/14/08	128 000	122 703	(5 297)
Vente	439 000	USD	Aa2	01/14/08	(586 219)	(512 584)	73 635
Achat	106 000	USD	Aa2	02/14/08	127 926	122 657	(5 269)
Vente	439 000	USD	Aa2	02/14/08	(586 350)	(512 606)	73 744
Achat	157 000	USD	Aa2	03/14/08	189 366	181 607	(7 759)
Vente	439 000	USD	Aa2	03/14/08	(586 526)	(512 635)	73 891
Vente	51 000	USD	Aa2	03/14/08	(68 646)	(59 597)	9 049
Achat	106 000	USD	Aa2	04/14/08	127 778	122 567	(5 211)
Vente	439 000	USD	Aa2	04/14/08	(586 702)	(512 667)	74 035
Achat	106 000	USD	Aa2	05/14/08	127 703	122 522	(5 181)
Vente	439 000	USD	Aa2	05/14/08	(586 877)	(512 700)	74 177
Achat	157 000	USD	Aa2	06/13/08	189 036	181 405	(7 631)
Vente	439 000	USD	Aa2	06/13/08	(587 053)	(512 736)	74 317
Vente	51 000	USD	Aa2	06/13/08	(68 717)	(59 614)	9 103
Achat	106 000	USD	Aa2	07/14/08	127 544	122 429	(5 115)
Vente	439 000	USD	Aa2	07/14/08	(587 272)	(512 779)	74 493
Achat	106 000	USD	Aa2	08/14/08	127 481	122 384	(5 097)
Vente	439 000	USD	Aa2	08/14/08	(587 448)	(512 820)	74 628

Contrat	Valeur nominale en devises	Devise	Notation de la contrepartie	Date de règlement	Coût (CAD)	Valeur marchande (CAD)	Gain non réalisé (perte) (CAD)
Achat	157 000	USD	Aa2	09/12/08	188 738	181 206	(7 532)
Vente	439 000	USD	Aa2	09/12/08	(587 623)	(512 862)	74 761
Vente	51 000	USD	Aa2	09/12/08	(68 789)	(59 635)	9 154
Achat	106 000	USD	Aa2	10/14/08	127 364	122 296	(5 068)
Vente	439 000	USD	Aa2	10/14/08	(587 755)	(512 905)	74 850
Achat	106 000	USD	Aa2	11/14/08	127 311	122 251	(5 060)
Vente	439 000	USD	Aa2	11/14/08	(587 975)	(512 959)	75 016
Achat	157 000	USD	Aa2	12/12/08	188 486	181 011	(7 475)
Vente	439 000	USD	Aa2	12/12/08	(588 106)	(513 000)	75 106
Vente	51 000	USD	Aa2	12/12/08	(68 855)	(59 657)	9 198
Achat	106 000	USD	Aa2	01/14/09	127 195	122 165	(5 030)
Vente	439 000	USD	Aa2	01/14/09	(588 326)	(513 065)	75 261
Achat	124 000	USD	Aa2	02/13/09	148 719	142 862	(5 857)
Vente	457 000	USD	Aa2	02/13/09	(634 636)	(536 784)	97 852
Achat	122 000	USD	Aa2	03/13/09	146 260	140 516	(5 744)
Vente	455 000	USD	Aa2	03/13/09	(629 129)	(534 212)	94 917
Achat	123 000	USD	Aa2	04/14/09	147 397	141 620	(5 777)
Vente	456 000	USD	Aa2	04/14/09	(623 831)	(534 670)	89 161
Achat	157 000	USD	Aa2	05/14/09	188 047	180 708	(7 339)
Vente	490 000	USD	Aa2	05/14/09	(593 145)	(564 789)	28 356
Achat	106 000	USD	Aa2	06/12/09	126 909	121 969	(4 940)
Vente	439 000	USD	Aa2	06/12/09	(539 268)	(506 918)	32 350
Achat	106 000	USD	Aa2	07/14/09	126 856	121 928	(4 928)
Vente	439 000	USD	Aa2	07/14/09	(563 193)	(510 013)	53 180
Achat	106 000	USD	Aa2	08/14/09	126 803	121 888	(4 915)
Vente	439 000	USD	Aa2	08/14/09	(531 541)	(505 672)	25 869
Achat	157 000	USD	Aa2	09/14/09	187 733	180 473	(7 260)
Vente	490 000	USD	Aa2	09/14/09	(593 880)	(564 371)	29 509
Vente	333 000	USD	Aa2	10/14/09	(387 762)	(381 204)	6 558
Achat	106 000	USD	Aa2	11/13/09	126 697	121 779	(4 918)
Vente	439 000	USD	Aa2	11/13/09	(520 215)	(503 691)	16 524
					(87 798 973)	(84 128 591)	3 670 382

6. Emprunts et swaps de taux d'intérêt connexes

Facilité de crédit

Le Fonds de revenu à pondération égale, le Fonds d'obligations de sociétés et le Fonds à pondération égale des 100 principaux fonds de revenu ont conclu avec la Banque Royale du Canada des accords d'emprunt visant des facilités de crédit renouvelable à 364 jours. BGI a l'intention de reconduire chaque facilité de crédit renouvelable jusqu'à la date de dissolution du Fonds avantageux à pondération égale, du Fonds avantageux d'obligations de sociétés et du Fonds à pondération égale des 100 principaux fonds de revenu, respectivement. Selon les modalités des facilités de crédit, chaque Fonds verse des intérêts à taux variable.

Les facilités de crédit sont garanties par la totalité des actifs de chacun des Fonds.

Swaps de taux d'intérêt

Le Fonds de revenu à pondération égale, le Fonds d'obligations de sociétés et le Fonds à pondération égale des 100 principaux fonds de revenu ont également conclu avec la Banque Royale du Canada des swaps de taux d'intérêt dont la date de règlement coïncide plus ou moins avec la date de dissolution de chaque Fonds. Ces swaps sont décrits ci-dessous. Selon les modalités de ces swaps, les Fonds reçoivent des montants à des taux d'intérêt variables et versent des montants à des taux d'intérêt fixes, qui sont calculés en fonction des montants notionnels présentés ci-dessous. Les montants notionnels indiqués ci-dessous correspondent à 100 % du montant des emprunts en cours pour l'ensemble de la période.

Fonds	Contrepartie*	Date de dissolution	Montant notionnel	Taux fixe	Taux variable	Perte non réalisée sur les swaps de taux d'intérêt
Fonds de revenu à pondération égale	Banque Royale	15 nov. 2010	18 600 000 $	5,4650 %	CDOR + 50 pb	66 645
Fonds d'obligations de sociétés	Banque Royale	17 mars 2014	11 400 000 $	5,3175 %	CDOR + 50 pb	17 823
Fonds à pondération égale des 100 principaux fonds de revenu	Banque Royale	1er déc. 2014	29 400 000 $	5,1870 %	CDOR + 37.5 pb	45 792

* La notation de la Banque Royale du Canada est Aa2, selon Moody's Investors Services Inc.

Les Fonds effectuent le paiement relatif au swap environ tous les trimestres.

7. Impôts

Pertes suspendues

Les fiducies de fonds communs de placement et les fiducies d'investissement à participation unitaire sont assujetties aux règles relatives aux pertes suspendues énoncées aux paragraphes 40(3.3) et 40(3.4) de la Loi. Une perte à la cession d'une immobilisation est considérée comme une perte suspendue lorsque la fiducie acquiert un bien qui est le même que le bien vendu ou identique à celui-ci (le « bien de remplacement ») dans un délai de 30 jours avant et de 30 jours après la cession et que la fiducie détient toujours le bien de remplacement 30 jours après la cession initiale. Si une perte est suspendue, elle ne peut être déduite d'autres gains en capital. Elle est plutôt reportée tant que le bien de remplacement n'est pas vendu et qu'il n'est pas acquis de nouveau dans un délai de 30 jours avant et après la vente.

Les pertes suspendues aux 31 décembre 2005 et 2004 pour les Fonds suivants s'établissaient comme suit :

	2005	2004
Fonds avantageux	— $	61 158 $
Fonds avantageux à pondération égale	—	33 581
Fonds avantageux d'obligations de sociétés	6 154	804
Fonds indiciel	219 077	182 712
Fonds de revenu à pondération égale	115 453	58 439
Fonds mixte	1 115 146	938 358

Pertes en capital reportées

Les Fonds suivants disposaient de pertes en capital reportées à des fins fiscales aux 31 décembre 2005 et 2004. Ces pertes peuvent être reportées indéfiniment et être portées en diminution de gains en capital futurs.

Fonds	2005	2004
Fonds avantageux à pondération égale	1 161 294 $	2 637 650 $
Fonds avantageux d'obligations de sociétés	4 584 200	8 594 047

Pertes autres qu'en capital reportées

Au 31 décembre 2005, certains Fonds disposaient également de pertes autres qu'en capital reportées pouvant être portées en diminution du revenu imposable futur. Ces pertes autres qu'en capital expirent le 31 décembre de l'année indiquée ci-dessous si elles ne sont pas portées en diminution du revenu imposable.

	Année d'expiration	
Fonds	2014	2010
Fonds avantageux à pondération égale	3 706 836 $	439 661 $
Fonds avantageux d'obligations de sociétés	1 742 965	—

8. Parts émises et en circulation

Les Fonds sont autorisés à émettre un nombre illimité de parts rachetables et cessibles d'une catégorie, chacune représentant une participation égale et indivise dans l'actif net du Fonds correspondant.

Le Fonds mixte est également autorisé à émettre un nombre illimité de titres privilégiés supplémentaires, lesquels seront comptabilisés à titre d'emprunts directs non garantis.

Pour les exercices terminés les 31 décembre 2005 et 2004, les Fonds ont émis et racheté les parts suivantes :

	Fonds avantageux		Fonds avantageux à pondération égale		Fonds avantageux d'obligations de sociétés		Fonds mixte	
	2005	2004	2005	2004	2005	2004	2005	2004
Solde au début de l'exercice	18 310 249	19 238 000	16 813 023	17 675 000	11 520 300	—	6 250 000	—
Parts émises								
Au début des activités	—	—	—	—	—	11 000 000	—	6 000 000
À l'exercice de l'option pour attributions excédentaires	—	—	—	—	—	585 000	—	250 000
En guise de paiement des honoraires de gestion	—	—	—	—	29 000	24 200	—	—
Parts rachetées								
Rachat annuel	(2 649 834)	(903 751)	(4 055 962)	(861 977)	(3 281 971)	—	(1 927 534)	—
Rachat sur le marché	(208 200)	(24 000)	(12 300)	—	(82 600)	(88 900)	—	—
Solde à la fin de l'exercice	15 452 215	18 310 249	12 744 761	16 813 023	8 184 729	11 520 300	4 322 466	6 250 000

Notes afférentes aux états financiers — suite
31 décembre 2005

	Fonds à pondération égale des 100 principaux fonds de revenu		Fonds indiciel		Fonds à pondération égale		Fonds d'obligations de sociétés	
	2005	2004	2005	2004	2005	2004	2005	2004
Solde au début de l'exercice	29 200 000	—	18 310 627	19 230 052	16 777 021	17 668 851	11 490 481	—
Parts émises								
Au début des activités	—	28 000 000	—	—	—	—	—	11 000 000
À l'exercice de l'option pour attributions excédentaires	—	1 200 000	—	—	—	—	—	595 079
Au réinvestissement des distributions	—	—	1 545 626	—	1 046 019	—	735 579	338 219
Parts rachetées								
Rachat annuel	—	—	(2 634 385)	(896 662)	(3 759 628)	(891 830)	(3 250 590)	—
Rachat sur le marché	(87 800)	—	(192 112)	(22 763)	(13 719)	—	(10 382)	(104 598)
Réduction par suite de regroupement	—	—	(1 545 626)	—	(1 046 019)	—	(735 579)	(338 219)
Solde à la fin de l'exercice	29 112 200	29 200 000	15 484 130	18 310 627	13 003 674	16 777 021	8 229 509	11 490 481

Rachats annuels

Les porteurs de parts peuvent remettre leurs parts en vue de leur rachat au cours de la période de rachat annuel tel qu'il est précisé dans le prospectus respectif du Fonds avantageux, du Fonds avantageux à pondération égale, du Fonds avantageux d'obligations de sociétés, du Fonds à pondération égale des 100 principaux fonds de revenu et du Fonds mixte. Le prix de rachat par part est égal au montant qui est décrit dans chacun des prospectus des Fonds.

Pour les exercices terminés les 31 décembre 2005 et 2004, les parts suivantes ont été remises aux fin de rachat par les porteurs de parts des Fonds :

	Nombre de parts rachetées		Prix de rachat par part	
	2005	2004	2005	2004
Fonds avantageux	2 649 834	903 751	15,15 $	11,26 $
Fonds avantageux à pondération égale	4 055 962	861 977	11,30	11,00
Fonds avantageux d'obligations de sociétés	3 281 971	—	9,27	—
Fonds mixte	1 927 534	—	11,43	—

Programme de rachats sur le marché

Afin d'augmenter la liquidité et de soutenir le cours des parts du Fonds avantageux, du Fonds avantageux à pondération égale, du Fonds avantageux d'obligations de sociétés et du Fonds à pondération égale des 100 principaux fonds de revenu, ces Fonds se sont dotés d'un programme de rachats obligatoires sur le marché. Si, un jour ouvrable donné, le cours de clôture des parts est inférieur au montant correspondant à 95 % de la valeur liquidative par part du Fonds, le Fonds sera obligé de racheter en vue d'annulation, le ou vers le jour ouvrable suivant, toutes les parts offertes sur le marché au cours correspondant tout au plus au cours de clôture du marché du jour précédent, sauf certaines exceptions, tel qu'il est précisé dans le prospectus de chaque Fonds.

En outre, les Fonds peuvent, en tout temps, racheter en vue de leur annulation des parts sur le marché.

Pour les exercices terminés les 31 décembre 2005 et 2004, les Fonds ont racheté le nombre suivant de parts en vue de leur annulation :

	Nombre de parts rachetées		Prix moyen de rachat par part	
	2005	2004	2005	2004
Fonds avantageux	208 200	24 000	13,52 $	11,70 $
Fonds avantageux à pondération égale	12 300	—	11,42	—
Fonds avantageux d'obligations de sociétés	82 600	88 900	8,47	8,62
Fonds à pondération égale des 100 principaux fonds de revenu	87 800	—	9,70	—

9. Distributions

Conformément à la déclaration de fiducie de chaque Fonds, les porteurs de parts peuvent recevoir les distributions suivantes :

i) des distributions de revenu, se composant du revenu de dividendes, des intérêts créditeurs, du revenu tiré du prêt de titres, du revenu net réalisé au règlement de contrats à terme de gré à gré et du revenu net réalisé au règlement de contrats de change à terme après la constitution d'une provision pour toutes les charges des Fonds;

ii) des distributions de gains en capital, correspondant aux gains en capital nets réalisés à la cession de placements, ajustés pour tenir compte des pertes suspendues en vertu de la Loi;

iii) des remboursements de capital, survenant surtout dans les cas où la distribution est supérieure au revenu net de placement et au montant net des gains en capital réalisés. Un remboursement de capital réduit le prix de base rajusté des parts détenues par le porteur de parts.

Si les distributions sont réinvesties en parts supplémentaires, ces dernières seront immédiatement regroupées de sorte que le nombre de parts en circulation après la distribution sera égal au nombre de parts en circulation avant la distribution. De telles distributions augmentent le prix de base rajusté des parts détenues par le porteur de parts.

10. Opérations entre apparentés

Honoraires du fiduciaire

Conformément aux déclarations de fiducie des Fonds, Barclays reçoit des honoraires en sa qualité de fiduciaire (note 3). Le Fonds avantageux d'obligations de sociétés a réglé les honoraires du fiduciaire au moyen de l'émission de parts.

Frais de service

Au cours de l'exercice, les Fonds ont versé des frais de service à Barclays Canada (note 3).

Titres d'apparentés

Afin d'atteindre leurs objectifs de placement, le Fonds mixte et le Fonds d'obligations de sociétés ont détenu des parts de iUnits Fonds indiciel S&P/TSX 60 et de iShares $ Corporate Bond Fund, respectivement, tout au long de l'exercice.

Prêts de titres

Les Fonds peuvent prêter des titres, soit directement, soit par l'entremise d'un mandataire, à des courtiers et à d'autres institutions financières qui souhaitent emprunter des titres. Le prêt de titres constitue une source de revenu additionnel pour les Fonds. En compensant les charges par de tels revenus, les Fonds seront en mesure d'atténuer l'incidence de leurs charges sur leur capacité de dégager un rendement qui correspond plus étroitement au rendement des fonds ou indices de référence.

Les Fonds ont conclu des conventions d'autorisation de prêt de titres avec Barclays Global Investors, N.A. (« BGI ») et Barclays Global Investors Limited (« BGIL »), qui agiront en qualité de mandataires des opérations de prêt, sous réserve de l'autorité suprême de Barclays Canada. BGI est une association bancaire nationale constituée sous le régime des lois des États-Unis d'Amérique, et BGIL est un gestionnaire en placement régi par la Financial Services Authority du Royaume-Uni. Tant BGI que BGIL possèdent une expérience et une expertise considérables en prêt de titres.

Les Fonds exigent une garantie, sous forme d'espèces et d'obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou par le gouvernement des États-Unis ou ses agences ou intermédiaires, d'une valeur globale correspondant à au moins 102 % de la valeur de marché des titres prêtés. Les prêts actuellement en cours sont garantis par une sûreté dont la valeur équivaut à 105 % de la valeur de marché des titres prêtés. Le fiduciaire évalue la solvabilité de chaque emprunteur et exige rapidement le remboursement par un emprunteur dans le cadre de la réalisation d'une garantie. Au cours de l'exercice, les Fonds ont reçu en garantie des obligations et des titres du marché monétaire. Le tableau suivant présente la valeur de marché des titres prêtés par les Fonds et la valeur de marché des garanties connexes au 31 décembre 2005.

Fonds	Valeur de marché des titres prêtés	Valeur de marché des garanties
Fonds indiciel	60 791 302 $	63 916 255 $
Fonds de revenu à pondération égale	22 779 533	24 096 821
Fonds mixte	7 504 970	7 923 381
Fonds à pondération égale des 100 principaux fonds de revenu	57 675 664	60 784 115

11. Courtage

Le courtage versé aux courtiers pour les opérations de portefeuille survenues au cours des exercices terminés les 31 décembre 2005 et 2004 a été le suivant :

Fonds	2005	2004
Fonds indiciel	164 993 $	173 742 $
Fonds de revenu à pondération égale	310 748	236 756
Fonds mixte	160 473	90 267
Fonds à pondération égale des 100 principaux fonds de revenu	105 812	233 498

12. Chiffres correspondants

Certains chiffres correspondants de 2004 ont été reclassés selon la présentation des états financiers de l'exercice écoulé.

Le 3 mars 2006

Rapport des vérificateurs

Aux porteurs de parts et au fiduciaire de

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX
Fonds indiciel institutionnel S&P/TSX de Barclays Canada
Fonds de revenu avantageux Barclays à pondération égale
Fonds de revenu Barclays à pondération égale
Fonds avantageux d'obligations de sociétés Barclays
Fonds d'obligations de sociétés Barclays
Fonds mixte de revenu et de croissance Barclays
Fonds de revenu à pondération égale Barclays des 100 principaux fonds de revenu
(appelés collectivement les « Fonds »)

Nous avons vérifié les états des titres en portefeuille de chacun des Fonds au 31 décembre 2005, les bilans de chacun des Fonds aux 31 décembre 2005 et 2004 et les états des résultats et de l'évolution de l'actif net et, le cas échéant, les états des flux de trésorerie des exercices indiqués à la note 1. La responsabilité de ces états financiers incombe au fiduciaire. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière de chacun des Fonds aux 31 décembre 2005 et 2004, ainsi que des résultats de leurs activités, de l'évolution de leur actif net et, le cas échéant, de leurs flux de trésorerie pour les exercices indiqués à la note 1 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

PricewaterhouseCoopers s.r.l.

Toronto (Ontario)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces May Distributions for BARCLAYSfunds

<<
Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN
>>

TORONTO, April 19 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on May 15, 2006 to unitholders of record on April 28, 2006:

<<

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$ 0.10193
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$ 0.08320
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$ 0.04010
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$ 0.07695
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$ 0.07917

>>

Further information on the above funds can be found at www.barclaysfunds.ca.

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $12 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at December 31, 2005, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

%SEDAR: 00019129E

/For further information: please contact: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 13:54e 19-APR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces May Distributions For Preferred Unit of the Barclays Income + Growth Split Trust

<<
Listing: TSX (Toronto Stock Exchange)

Symbol: BDS.PR.A
>>

TORONTO, April 19 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on May 15, 2006 to unitholders of record on May 4, 2006:

<<

Fund	Distribution per unit
Preferred Unit of the Barclays Income + Growth Split Trust	$0.15000

>>

Further information on the above Funds can be found at www.barclaysfunds.ca.

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $13 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at December 31, 2005, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

%SEDAR: 00019129E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BDS.PR.A.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 13:58e 19-APR-06

BARCLAYS *funds*™

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND

April 28, 2006

TABLE OF CONTENTS

Unless otherwise indicated, the information in this Annual Information Form is given as of December 31, 2005 and all dollar amounts are stated in Canadian currency.

THE TRUST

Barclays Advantaged S&P®/TSX® Income Trust Index Fund (the "Trust") is an investment trust established under the laws of Ontario pursuant to a declaration of trust dated as of April 28, 2003 (the "Declaration of Trust") by Barclays Global Investors Canada Limited as trustee ("Barclays Canada" or the "Trustee"). Barclays Canada was incorporated under the *Business Corporations Act* (Ontario) by articles of amalgamation on January 1, 2001. The principal place of business of the Trust and the registered office of Barclays Canada is BCE Place, 161 Bay Street, Suite 2500, Toronto, Ontario M5J 2S1.

The Trust closed its initial public offering (together with the issuance of Units described in the following sentence, the "Offering") on May 14, 2003, issuing 18,000,000 redeemable, transferable Series 1 Units of the Trust (the "Units"). A further issuance of 1,238,000 Units was completed on May 27, 2003 following the exercise of the over-allotment option granted to the agents who offered the Units for sale. The Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol BAI.UN.

INVESTMENT GUIDELINES

Investment Objectives

The Trust's investment objectives (the "Investment Objectives") are to provide holders of Units ("Holders") with:

(i) regular, levelled, stable, tax-efficient monthly distributions consisting of capital gains and return of capital in an amount which equals, to the extent possible, the amount of monthly distributions paid on the securities which make up the Index (as defined below); and

(ii) exposure to the returns of the S&P®/TSX® Capped Income Trust Index (the "Index").

A return of capital is not subject to tax (but reduces a Holder's adjusted cost base of Units). Distributions out of the Trust's capital gains are generally taxed at a lower rate than distributions out of interest, dividends and other investment income. Accordingly, Units are intended to provide tax efficient distributions as compared to units of a trust that pays distributions out of such other types of investment income.

A resolution passed by an affirmative vote of Holders of not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of the Holders duly convened for the consideration of such matter is required for a change to the Investment Guidelines (as defined below), unless such changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed by applicable regulatory authorities from time to time. See "Declaration of Trust and Description of Units — Meetings of Holders and Amendments to the Declaration of Trust".

The Trust is not a mutual fund and therefore not subject to National Instrument 81-102 – *Mutual Funds* ("NI 81-102") and the investment restrictions that are contained in that instrument.

Investment Strategy

To provide the Trust with the means to meet its Investment Objectives, the Trust used the net proceeds of the Offering to acquire a portfolio consisting primarily of common shares of Canadian public companies (the "Common Share Portfolio"). The Trust then entered into a forward purchase and sale agreement (the "Forward Agreement") with the Bank of Montreal (hereinafter referred to as the "Counterparty"), pursuant to which the Counterparty agreed to pay to the Trust on or about the Termination Date (as defined below), as the purchase price for the Common Share Portfolio, an amount equal to 100% of the redemption proceeds of a corresponding number of units of the Barclays Canada S&P®/TSX® Institutional Index Fund (the "Index Fund"). This amount may be more or less than the original subscription price of the Units. The Trust partially settles the Forward Agreement prior to the Termination Date in order to fund monthly distributions as well as redemptions of Units by Holders from time to time, payment for purchases of Units in the market by the Trust and expenses of the Trust. Under the terms of the Forward Agreement, the long-term debt of the Counterparty must be rated at least A by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), or have an equivalent rating from Dominion Bond Rating Service Limited, Moody's Investors Service, Inc., Fitch Ratings or any of their respective successors.

The Index Fund is an investment trust that was established prior to the closing of the Offering under the laws of Ontario pursuant to a declaration of trust by Barclays Canada, as trustee. The Index Fund was established for the purpose of acquiring units of the income trusts which make up the Index in the same proportion as they are reflected in the Index. The initial holder of units of the Index Fund is the Counterparty. On the closing of the Offering, the Counterparty subscribed for units of the Index Fund with an aggregate net asset value equal to the net asset value of the Common Share Portfolio. After the closing of the Offering, the Index Fund used the subscription proceeds to acquire units of the income trusts that make up the Index in the same proportion as they were then reflected in the Index. This investment approach is designed to permit the Index Fund to replicate the return of the Index. Under this strategy, the Index Fund holds small amounts of cash and cash equivalents and will monitor daily all positions. The Index Fund adjusts its portfolio of income trust securities as changes are made to the Index and as changes with respect to the Index constituents occur. The Index Fund uses sophisticated proprietary trading techniques and an integrated systems structure in order to minimize the trading costs and the market impact of required trades.

This indexing strategy with respect to the income trust sector offers a number of benefits such as (i) lower costs, as compared to active management strategies, in the form of both lower management fees and lower trading costs; (ii) diversification; and (iii) transparency, as information about the Index is publicly available and the Index Fund makes its holdings available daily at *www.barclaysfunds.ca*.

Neither the Trust nor the Holders has or will have any ownership interest in the Index Fund. If the Forward Agreement is terminated prior to the Termination Date for any reason and no substitute counterparty is available, the Trust will not be able to carry out its Investment Objectives. In such case, the Trustee will call a meeting of Holders to consider one or more proposals which may include a change in the Investment Objectives, investment strategy or investment restrictions of the Trust (collectively, the "Investment Guidelines") or the termination of the Trust.

The return to the Holders and the Trust is dependent upon the return on the Index Fund by virtue of the Forward Agreement.

There can be no assurance that the Trust will be able to pay a distribution in any given month.

Investment Restrictions

In purchasing and holding the Common Share Portfolio, the Trust is subject to, among other things, the following investment restrictions:

(i) ***Investment in Canadian Securities.*** In respect of the Common Share Portfolio, the Trust will restrict its investments to common shares of Canadian public companies that are "Canadian securities" for the purposes of the *Income Tax Act* (Canada) (the "Tax Act").

(ii) ***Concentration.*** The Trust will restrict its investments in any one issuer to no more than 10% of its total assets at the time of investment in such issuer.

(iii) ***Mutual Fund Trust.*** The Trust will manage its investments and affairs to ensure that it will be a "unit trust" and a "mutual fund trust" for purposes of the Tax Act.

The Trust may hold cash, and may invest excess cash in cash equivalents. The Trust has entered into the Forward Agreement and may engage in securities lending.

MANAGEMENT OF THE TRUST AND THE INDEX FUND

Barclays Canada

Barclays Canada is the trustee and manager of the Trust and the Index Fund. As trustee, Barclays Canada is responsible for the operations of the Trust and the Index Fund, including the management of their investment portfolios and the valuation of their assets. Barclays Canada has exclusive authority to manage the operations and affairs of the Trust and the Index Fund, to make all decisions regarding the business of the Trust and the Index Fund and to bind the Trust and the Index Fund. Among other restrictions imposed on Barclays Canada, it may not dissolve the Trust or Index Fund or wind up the affairs of the Trust or Index Fund except in accordance with the provisions of their respective declarations of trust. Barclays Canada makes available daily on *www.barclaysfunds.ca*, the net asset value per Unit of the Trust (the "NAV per Unit") and the portfolio holdings of the Index Fund.

Barclays Canada is an investment counsel and portfolio manager which offers investment management and advisory services primarily to institutional investors, including pension funds, mutual funds, endowments and charities, and which manages institutional and publicly offered investment funds. Among other things, Barclays Canada acts as the trustee and manager of the TSX-listed iShares™ family of index-linked funds and the TSX-listed BARCLAYS*funds*™ which, together, as at December 31, 2005, had approximately $12.8 billion in assets. Barclays Canada specializes in managing funds which track various recognized indexes and in applying quantitative techniques to manage funds with the objective of generating performance which exceeds that of recognized indexes or with the objective of generating returns that are not exposed to overall market returns. Barclays Canada carries on business at BCE Place, 161 Bay Street, Suite 2500, Toronto, Ontario M5J 2S1.

Barclays Canada, together with its affiliates, form Barclays Global Investors, a division of Barclays PLC, which, as at December 31, 2005, is among the world's largest institutional money managers and is the world's largest index manager, in each case as measured by assets under management.

As at December 31, 2005, Barclays Canada managed in excess of $60 billion in Canadian assets and in other assets for Canadian clients and Barclays Global Investors managed over $1.7 trillion in assets worldwide.

Barclays Canada, as trustee of each of the Trust and the Index Fund, is responsible for their respective governance. Barclays Canada has established appropriate policies, contained in a policy manual, designed to recognize its obligation to act in the best interests of the Trust and the Index Fund and their holders and to place their interests ahead of the personal interest of the officers and employees of Barclays Canada. These policies include: a personal trading policy; an insider trading policy; a confidentiality policy; a trade allocation and brokerage allocation policy; and a Code of Ethics and Conduct governing business conduct. In addition, each officer and employee of Barclays Canada is required to certify annually that such person has read and complied with the policy manual.

Barclays Canada has implemented an appropriate system of procedures and internal controls, including designation of employees responsible for monitoring and complying with regulatory and corporate requirements.

Barclays Canada may resign as trustee of the Trust upon 60 days' written notice to Holders, provided, however, that any such resignation will become effective only on the acceptance of appointment by a successor trustee. If Barclays Canada resigns, its successor must be approved by Holders. Barclays Canada may nominate a successor trustee for appointment but if, after the resignation of Barclays Canada, no successor has been appointed within 45 days, any Holder may apply to a court of competent jurisdiction for the appointment of a successor trustee.

Forward Agreement

On the closing of the Offering, the Trust entered into the Forward Agreement, which is intended to provide the Trust with a payment on or about the Termination Date of an amount equal to the redemption proceeds of a corresponding number of units of the Index Fund, in exchange for the Common Share Portfolio.

Under the terms of the Forward Agreement, the Trust and the Counterparty have agreed that their settlement obligations under the Forward Agreement with respect to the Common Share Portfolio securities will be discharged, at the election of the Trust, either by physical delivery of the Common Share Portfolio securities by the Trust to the Counterparty against cash payment or by the making of a net cash payment to the appropriate party. The amount payable by the Counterparty for physical delivery of the Common Share Portfolio may be more or less than the original subscription price of the Units. If the Trust elects for physical delivery of the Common Share Portfolio under the Forward Agreement, the Counterparty will pay to the Trust on or about the Termination Date as the purchase price for the Common Share Portfolio an amount equal to the redemption proceeds for a corresponding number of units of the Index Fund. Prior to the Termination Date, Common Share Portfolio securities or other acceptable securities will be pledged to and may be held by the Counterparty as security for the obligations of the Trust under the Forward Agreement.

Under the Forward Agreement, the forward purchase price may be reduced for all dividends and distributions, including extraordinary distributions, declared on the Common Share Portfolio securities effective the date such securities begin to trade on an ex-dividend basis. If any such dividends or distributions are to be received by the Trust, the Forward Agreement provides that replacement securities acceptable to the Counterparty may, at the Trust's option, be substituted for securities in respect of which the dividend or distribution has been declared prior to the record date for such dividend or distribution to preserve the value of the forward transaction. In the event that such replacement securities are not available, the Trust may consider contributing additional securities to the Common Share Portfolio or entering into additional forward, derivative or other transactions. The Forward Agreement contains similar provisions designed to avoid adjustments of the amount to be paid on or about the Termination Date which might otherwise be required if the Trust receives consideration as a consequence of a merger transaction involving any of the securities in the Common Share Portfolio. The Trust may also reinvest

cash from time to time by contributing additional securities to the Common Share Portfolio and/or entering into additional forward, derivative or other transactions.

The obligations of the Counterparty to the Trust under the Forward Agreement will be determined by reference to the performance of the Index Fund. The Counterparty may choose to enter into transactions in order to hedge its exposure under the terms of the Forward Agreement to the economic performance of the Index Fund. There is no assurance that the Counterparty or its affiliates will maintain a hedge with respect to the full amount or term of the Forward Agreement. The Trust is exposed to the credit risk associated with the Counterparty in respect of the Forward Agreement.

Under the terms of the Forward Agreement, the long-term debt of the Counterparty must be rated at least A by S&P or have an equivalent rating from Dominion Bond Rating Service Limited, Moody's Investors Service, Inc., Fitch Ratings or any of their respective successors (the "Approved Rating"). If the long-term debt of the Counterparty is no longer so rated, the Trustee may require the Counterparty to post collateral acceptable to the Trustee to secure the Counterparty's obligations under the Forward Agreement. If the Counterparty fails to post such collateral, the Counterparty may, within 30 days of such rating change, arrange for a substitute counterparty that is a financial institution with long-term debt rated at the Approved Rating and acceptable to the Trustee, to assume the obligations of the Counterparty under the Forward Agreement (the "Substitute Counterparty Arrangement"). The Trustee will not approve any such Substitute Counterparty Arrangement if to do so would result in a material increase in the fees payable under the Forward Agreement. If a Substitute Counterparty Arrangement cannot be entered into within the 30 day period, the Trustee will have the right to terminate the Forward Agreement.

The Forward Agreement may also be terminated prior to the Termination Date in other circumstances, including: (i) at the option of the Trustee, provided that Holder approval by Extraordinary Resolution (as defined below) is obtained; or (ii) by the Counterparty if it determines in its sole discretion that it is unable to hedge its position under the Forward Agreement on commercially reasonable terms; or (iii) by the Counterparty if the Trust fails to pay the monthly fee under the Forward Agreement.

If, at any time, the mark-to-market value of the Trust's exposure under the Forward Agreement exceeds 30% of the Trust's net assets for a period of more than 60 days, the Trustee may require the Counterparty to post collateral acceptable to it. If the Counterparty fails to post such collateral, the Trustee may seek to amend the terms of the Forward Agreement by entering into forward or other derivative transactions with such Counterparty or one or more other counterparties in order to preserve the original objectives of the Forward Agreement. The Trustee may agree to amend the existing forward arrangements to substitute replacement securities for securities subject to the Forward Agreement or the Trustee may enter into additional forward transactions in respect of securities that the parties agree may be used in circumstances similar to the existing forward arrangements.

The Trust exercises its right to partially settle the Forward Agreement prior to the Termination Date in order to permit the Trust to fund monthly distributions as well as redemptions of Units by Holders from time to time, payment for purchases of Units in the market by the Trust and expenses of the Trust.

If the Forward Agreement is terminated prior to the Termination Date for any reason and no Substitute Counterparty Arrangement is available, the Forward Agreement will be settled, at the Trust's election, either by physical delivery of the Common Share Portfolio securities by the Trust to the Counterparty against cash payment or by the making of a net cash payment to the appropriate party. The Trustee will call a meeting of the Holders to consider one or more proposals which may include a change in the Investment Guidelines or the termination of the Trust and the Trustee may take such other action as the Trustee considers necessary under the circumstances.

Securities Lending

In order to generate additional returns, the Trust may lend Common Share Portfolio securities itself or through an agent to brokers, dealers, financial institutions and other borrowers acceptable to the Trust pursuant to the terms of a securities lending agreement between the Trust and any such borrower. The Index Fund may also lend its securities. The Trust and the Index Fund have engaged Barclays Global Investors, N.A. ("BGINA") and Barclays Global Investors Limited ("BGIL"), affiliates of Barclays Canada, as lending agents, subject to the overriding authority of Barclays Canada. BGINA is a national bank association under the laws of the United States of America. BGIL is incorporated under the laws of England and Wales and is regulated by the Financial Services Authority. Both BGINA and BGIL have considerable experience and expertise in securities lending.

As lending agents, BGINA and BGIL, subject to the overriding discretion of Barclays Canada, will assess the credit-worthiness of, and approve, each borrower. BGINA and BGIL will maintain appropriate internal controls and procedures and records relating to the securities lending activities it undertakes on behalf of the Trust and the Index Fund and Barclays Canada will review these controls and procedures to ensure they continue to be appropriate. In engaging in securities lending, the Trust and the Index Fund will bear the risk of loss of any collateral they invest, as well as the risk of loss should a borrower default on its obligations to return the borrowed securities.

Directors and Senior Officers

The Trust has no officers or directors. Disclosure under this item is for Barclays Canada.

The name, municipality of residence, position with Barclays Canada and principal occupation of each of the directors and senior officers of Barclays Canada are as follows:

Name and Municipality	Position with Barclays Canada	Principal Occupation
Rajiv Silgardo Toronto, Ontario	Chief Executive Officer, President, Chief Investment Officer and Director	Chief Executive Officer, President, Chief Investment Officer and Director, Barclays Canada
William Chinery Toronto, Ontario	Manager, Business Development and Client Services and Director	Manager, Business Development and Client Services and Director, Barclays Canada
Warren Collier Bayham, Ontario	Chief Operating Officer & Head of Legal	Chief Operating Officer & Head of Legal, Barclays Canada
Subhas Sen Mississauga, Ontario	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer, Barclays Canada
Margaret Gunawan Toronto, Ontario	Assistant Corporate Secretary	Counsel, Barclays Canada

All directors and officers listed above held their current position or other positions with Barclays Canada during the past five years except as follows:

Margaret Gunawan has been counsel at Barclays Canada since February 2005. Prior to joining Barclays Canada, Ms. Gunawan was employed as counsel at Royal Bank of Canada from January 2000 to January 2005 and, prior to that time, Ms. Gunawan practised law as an associate at Ogilvy Renault LLP.

The directors and senior officers of Barclays Canada collectively owned 1,179 Units as of March 31, 2006, which represents approximately 0.008% of the number of outstanding Units.

Advisory Board

The Trust has established an advisory board (the "Advisory Board") consisting of two members appointed by Barclays Canada to provide independent advice to Barclays Canada to assist Barclays Canada in performing its services under the Declaration of Trust. All fees and expenses of the Advisory Board are paid by the Trust and have been included in the Trust's estimated annual operating expenses. The Advisory Board members were paid $8,280 in aggregate by the Trust for their services in such capacity during the year ended December 31, 2005. The following are the members of the Advisory Board:

Paul Halpern is a Professor of Finance and the Toronto Stock Exchange Chair in Capital Markets at the Rotman School of Management, University of Toronto. He is Chair of the Advisory Board of the *Canadian Investment Review*, a Board member of the Canadian Foundation for Investor Education and the Director of the Capital Markets Institute at the University of Toronto. Professor Halpern holds a Bachelor of Commerce from the University of Toronto, as well as MBA and Ph.D. degrees from the University of Chicago in Finance.

Connie Roveto is an independent consultant with over 20 years experience in the investment and financial services business. Ms. Roveto was President and Chief Operating Officer of Elliott & Page Limited from December 2000 to December 2001. From June 1996 to November 2000, Ms. Roveto was the Chief Operating Officer of The Trust Company of Bank of Montreal and was a Senior Vice President of the Bank of Montreal. Ms. Roveto holds Bachelor of Arts (Honours) and Bachelor of Education degrees from the University of Toronto. Ms. Roveto is one of the first individuals in Canada to receive the certification of ICD.D from the Institute of Corporate Directors. She has served on the boards of directors of numerous private and public sector organizations and is currently Chair of the Board of Management of the Canada Revenue Agency.

These individuals are also members of the advisory boards which advise the other TSX-listed BARCLAYS*funds*™.

Conflicts of Interest

The services of Barclays Canada and its officers and directors are not exclusive to the Trust or the Index Fund. Barclays Canada or any of its affiliates and associates may, at any time, engage in the promotion, management or investment management of any other fund or trust which invests primarily in securities in the Common Share Portfolio and the Index Fund portfolio, and provide similar services to other investment funds and other clients and engage in other activities. Investment decisions for the Trust will be made independently of those made for other clients and independently of investments of Barclays Canada. On occasion, however, Barclays Canada may make the same investment for the Trust and for one or more of its other clients. If the Trust and one or more of the other clients of Barclays Canada are engaged in the purchase or sale of the same security, the transactions will be effected on an equitable basis.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

General

The Trust is an investment trust created pursuant to the Declaration of Trust and governed by the laws of the Province of Ontario. The Declaration of Trust provides that the Trust is restricted to:

(i) investing in, holding and selling securities for the Common Share Portfolio;

(ii) entering into and performing its obligations under the Forward Agreement with the Counterparty and other documentation relating thereto;

(iii) lending Common Share Portfolio securities; and

(iv) holding cash or cash equivalents.

The Units

The Trust is authorized to issue an unlimited number of redeemable, transferable Units of one class, each of which represents an equal, undivided interest in the net assets of the Trust. 15,452,215 Units were outstanding as at December 31, 2005. Subject to obtaining any required regulatory approvals and in accordance with the provisions of the Declaration of Trust, the Trust may issue additional Units from time to time.

Each Unit entitles a Holder to the same rights and obligations as a Holder of any other Unit and no Holder is entitled to any privilege, priority or preference in relation to any other Holder. Each Holder is entitled to one vote for each Unit held and is entitled to participate equally with respect to any and all distributions made by the Trust. On termination of the Trust, all Holders of record holding outstanding Units are entitled to receive any assets of the Trust remaining after payment of all debts, liabilities and liquidation expenses of the Trust.

Registration of the interests in and transfer of the Units will be made through the book-entry only system of The Canadian Depository for Services Limited ("CDS"). No Holder will be entitled to a certificate or other instrument from the transfer agent for Units or CDS evidencing that person's interest in or ownership of Units.

Non-Residents

Non-residents of Canada (within the meaning of the Tax Act) may not beneficially own in the aggregate more than 49% of the outstanding Units at any time. The Trust will not accept any subscription for Units from any person, issue any Units to any person or register or otherwise recognize the transfer of any Units to any person if, after giving effect thereto, more than 49% of the outstanding Units, as applicable, would be held or beneficially owned, directly or indirectly, by persons who are non-residents of Canada. The Declaration of Trust includes a mechanism to permit the Trust to sell any Units which result in contravention of this restriction.

Market Purchases

To enhance liquidity and to provide market support for the Units, the Trust has a mandatory market purchase program under which the Trust will, subject to certain exceptions contained in the Declaration of Trust (as described below) and in compliance with any applicable regulatory requirements, be obligated to purchase Units for cancellation, on and subject to the terms described below. If, on any Business Day (any day on which the TSX is open for trading hereinafter referred to as a "Business Day")

following the closing of the Offering, the closing price of Units is less than the amount which is 95% of the NAV per Unit of the Trust determined as at the close of business in Toronto, Ontario on that day (the "Reference Closing Price"), the Trust will purchase for cancellation any Units offered in the market at prices at or below the Reference Closing Price on or about the succeeding Business Day; provided, however, that the maximum number of Units to be purchased in any three month period (commencing with the three month period that began on the first day of the month following the closing date of the Offering) will be 1.25% of the number of Units outstanding at the beginning of such period. The Declaration of Trust provides that the Trust will not be obligated to make such purchases if, among other things, (i) the Trustee reasonably believes that the Trust would be required to make an additional distribution in respect of the year to Holders of record on December 15th in order that the Trust will generally not be liable to pay income tax after the making of such purchase, (ii) the Trust lacks the cash, debt capacity or other resources to make such purchases, or (iii) in the opinion of the Trustee, such market purchases would adversely affect the on-going activities of the Trust.

In addition, the Declaration of Trust provides that the Trust has the right exercisable in its sole discretion, at any time, to purchase for cancellation Units in the market, subject to any applicable regulatory requirements and limitations. It is expected that such purchases, if made, will be made as normal course issuer bids through the facilities and under the rules of the exchange or market on which the Units are listed, if applicable, as provided for in the Declaration of Trust or as otherwise permitted by applicable securities laws.

Meetings of Holders and Amendments to the Declaration of Trust

The Trustee may, at any time, convene a meeting of the Holders and will be required to convene a meeting on receipt of a request in writing of Holders holding not less than 10% of Units then outstanding. Each Holder is entitled to one vote for each Unit held. A quorum for meetings of Holders will consist of two or more Holders present in person or by proxy and representing not less than 5% of Units outstanding. If a quorum is not present at a meeting within 30 minutes after the time fixed for the meeting, the meeting, if convened pursuant to a request of Holders, will be cancelled, but, in any other case, will be adjourned to a day not less than 14 days later, selected by the Trustee. The Holders present at any such adjourned meeting will constitute a quorum.

Certain matters will require the approval of Holders by extraordinary resolution (an "Extraordinary Resolution"). An Extraordinary Resolution will be a resolution passed by an affirmative vote of Holders of not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of the Holders duly convened for the consideration of such matter. The matters which require Holder approval by Extraordinary Resolution include: (i) the sale of all or substantially all of the assets of the Trust other than in the ordinary course; (ii) the liquidation, dissolution or termination of the Trust (except on the Termination Date, or in the circumstances in which S&P ceases to calculate the Index, in which case the Trustee may elect to change the Investment Guidelines of the Trust to replicate the return of an alternative index (subject to Holder approval by Extraordinary Resolution) or terminate the Trust on 60 days' notice to Holders); (iii) a change to the Investment Guidelines, unless such changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed by applicable regulatory authorities from time to time; (iv) a determination by the Trustee, at its option (other than to fund monthly distributions, redemptions, purchases of Units or expenses of the Trust or in circumstances in which no Substitute Counterparty Arrangement is available or in certain other circumstances), to settle or terminate the Forward Agreement in whole or in part; (v) any increase in the fees paid to the Trustee for its services as trustee; (vi) the acceptance of appointment of a successor trustee upon the resignation of Barclays Canada as Trustee; (vii) any amendment, modification or variation in the provisions or rights attaching to the Units except amendments increasing the permitted frequency of redemptions; (viii) any issue of Units for net proceeds per Unit less than the most recently calculated NAV per Unit prior to the date of the setting of the subscription price by the Trust; and (ix) any change in the frequency of calculating NAV per Unit to less often than daily. However, no amendment can be made to the Declaration of Trust which

would have the effect of reducing the interest in the Trust of Holders unless all Holders consent thereto. No amendment can be made to the Declaration of Trust which would have the effect of reducing the fees payable to the Trustee for its services as trustee unless the Trustee, in its sole discretion, consents.

The Trustee and affiliates of the Trustee, in respect of any Units which may be held by them from time to time and any director or officer of such persons who hold Units, will not be entitled to vote on any Extraordinary Resolution to be adopted by Holders.

Notwithstanding the foregoing, the Trustee is entitled, without the consent of, or notice to, Holders, to make certain amendments to the Declaration of Trust to: (i) ensure compliance with applicable laws, regulations or requirements of any governmental authority having jurisdiction over the Trust; (ii) maintain the status of the Trust as a "unit trust" and "mutual fund trust" under the Tax Act; (iii) make any changes or corrections which counsel to the Trust advises are necessary or desirable for the correction of typographical mistakes or are required for the purpose of curing any ambiguity or defective or inconsistent provisions or omissions or manifest error; or (iv) provide added protection to Holders upon the advice of counsel to the Trust. Such amendments may be made only if they do not in the opinion of the Trustee adversely affect the pecuniary value of the interest of the Holders, materially adversely affect the interests of any Holder or restrict any protection for the Trust.

The Trust, subject to obtaining all necessary regulatory approvals and to applicable law and the rules of the TSX, does not intend to hold annual meetings of Holders.

NET ASSET VALUE

Valuation of Assets

Barclays Canada will cause the value of the Trust's and the Index Fund's respective assets to be calculated on each Business Day (except in any circumstances in which redemptions have been suspended).

The total assets of the Trust consist of the aggregate value of the assets of the Common Share Portfolio and the Forward Agreement. Since the value of the Trust's rights and obligations under the Forward Agreement is determined by reference to the value of the Index Fund, the net asset value of the Trust (the "Trust's NAV") is linked to the value of the Index Fund. The total value of the Index Fund will be equal to the aggregate value of the investments held by the Index Fund, and other net assets.

Net Asset Value

The Trust's NAV and the net asset value of the Index Fund (the "Index Fund's NAV") (each referred to as the "NAV" in this section) are calculated on each Business Day (except in any circumstances in which redemptions have been suspended). These amounts will be calculated by subtracting the aggregate amount of the liabilities of the Trust or the Index Fund from the total assets of the Trust or the Index Fund, as applicable. The total assets of the Trust and the Index Fund will be valued as follows:

(a) the value of any security which is listed or dealt with on a stock exchange will be (i) in the case of a security which was traded on the day as of which the NAV is being determined, the closing sale price, or (ii) in the case of a security which was not traded on the day as of which the NAV is being determined, the price last determined for such security for the purpose of calculating the NAV, as applicable;

(b) dividend income will be recognized on the ex-dividend date and interest income will be accrued;

(c) the value of a forward contract will be the gain or loss with respect thereto that would be realized if, on the date on which the NAV is being determined, the position in the forward contract were to be closed out in accordance with its terms;

(d) short-term investments, including notes and money market instruments, will be valued at cost plus accrued interest; and

(e) the value of any security held by the Trust or Index Fund for which a market quotation is not readily available will be its market value as determined by the Trustee in such manner as the Trustee will from time to time provide.

The NAV per Unit is the amount obtained by dividing the Trust's NAV on a particular Business Day by the total number of Units outstanding on that date. It will be displayed at *www.barclaysfunds.ca*. The NAV per Unit determined on any Business Day remains in effect until the next time NAV per Unit is determined.

DISTRIBUTIONS AND REDEMPTIONS

Distributions

The Trust endeavours to provide Holders with a regular, levelled, stable stream of tax-efficient monthly distributions consisting of capital gains and returns of capital in an amount which equals, to the extent possible, the amount of distributions paid on securities which make up the Index. A return of capital is not subject to tax (but reduces a Holder's adjusted cost base of Units). Distributions out of the Trust's capital gains are generally taxed at a lower rate than distributions out of interest, dividends and other investment income. Accordingly, Units are intended to provide tax efficient distributions as compared to units of a trust that pays distributions out of such other types of investment income.

Distributions will be payable to Holders of record on the last Business Day of each month (each, a "Record Date"). The Trust intends to pay distributions to Holders within 15 days after the Record Date (the "Payment Date"). There can be no assurance that the Trust will be able to make distributions on any Payment Date. The Trust will make distributions to Holders that correspond with distributions made on units of the Index Fund. Under the Forward Agreement, if the Index Fund suspends redemptions or fails to pay distributions on its units, the Counterparty will suspend payment in respect of a partial settlement until such time as such redemptions and distributions are reinstated. In such circumstances, the Trust would be unable to pay distributions.

If, in any year after such distributions, there would otherwise remain in the Trust additional net income or net realized capital gains, the Trust intends to make, on or before December 15th of that year, a special distribution of such portion of the remaining net income and net realized capital gains as is necessary to ensure that the Trust will not be liable for income tax thereon under the Tax Act.

The amount of distributions in any particular calendar month will be determined by Barclays Canada, having regard to the Investment Objectives of the Trust, the net realized capital gains and net income of the Trust, if any, during the calendar month and in the year to date, the net realized capital gains and net income of the Trust anticipated in the balance of the year and distributions made in previous months.

Monthly cash distributions over the life of the Trust will be derived from payments received by the Trust from the Counterparty under the Forward Agreement in respect of Common Share Portfolio securities.

The Trust intends that the aggregate distributions of net income and net realized capital gains made in each year will be sufficient to ensure that the Trust will not be liable for ordinary income tax thereon under the Tax Act, except to the extent that any tax payable on net realized capital gains of the Trust for a year that are retained by the Trust would be recoverable by it in such year.

Distributions will be payable to Holders of record at 5:00 p.m. (Toronto time) on the Record Date. All distributions will be paid to Holders proportionately based on their respective holdings of Units.

In addition to monthly distributions payable in cash, the Trust may, at its option, make a distribution of any net income or net realized capital gains in Units and/or in cash that will automatically be reinvested in Units. Immediately following any such distribution of Units or automatic reinvestment of distributions in Units, the number of Units outstanding will automatically be consolidated such that the number of Units outstanding after such distribution will be equal in number to the number of Units outstanding immediately prior to the distribution. Any such distribution, reinvestment and consolidation will increase the aggregate adjusted cost base of Units to Holders.

2005 and 2004 Distributions

The Trust declared distributions totalling $0.97 per Unit to Holders during the year ended December 31, 2005 and $0.90 per Unit during the year ended December 31, 2004.

Redemption of Units

Units may be surrendered for redemption at any time between June 15th and July 15th in any year to Computershare Investor Services Inc. (the "Transfer Agent and Registrar") for redemption on the second last Business Day of July in that year (a "Redemption Date"). The redemption price per Unit will be equal to the NAV per Unit determined on the Redemption Date less redemption costs. If July 15th is not a Business Day, Units may be surrendered for redemption until the next succeeding Business Day. Units surrendered for redemption by a Holder in this manner will be redeemed on such Redemption Date (unless the Trust elects to recirculate those Units and the Holder has not withheld its consent to such recirculation.) (See "Resale of Units Tendered for Redemption".) A Holder who redeems Units will receive payment in respect of any Units surrendered for redemption on or before the tenth Business Day following such Redemption Date (the "Redemption Payment Date"). The NAV per Unit will vary depending on the performance of the Index Fund, which depends on a number of factors, including the value of the securities in the Index Fund, the impact of leverage, performance of the equity and income fund markets generally and interest rates.

Holders whose Units are redeemed on the Redemption Date in each year will be entitled to receive a redemption price per Unit (the "Unit Redemption Price") equal to the NAV per Unit determined as at such Redemption Date less redemption costs. Any unpaid distribution payable on or before a Redemption Date in respect of Units tendered for redemption on such Redemption Date will also be paid on the Redemption Payment Date.

The Trustee may, without the approval of Holders (but subject to regulatory approval in respect of additional redemption rights based on a redemption price determined with reference to the Trust's NAV), change the redemption rights attached to the Units on not less than 30 days' notice to Holders by increasing the number of times in each year that Units may be redeemed by Holders, provided that no such change may be made without Holder approval if it would eliminate the rights of Holders to redeem their Units on the Redemption Date in any year at a Unit Redemption Price equal to the NAV per Unit or if it would result in the Trust being a mutual fund for securities law purposes. Any redemptions based on a redemption price determined with reference to the Trust's NAV more frequently than once a year would, based on the views of the securities regulatory authorities, make the Trust a mutual fund for

securities law purposes (as a result of which the Trust would be subject to the investment restrictions of NI 81-102).

In order to permit the Trust to fund distributions as well as redemptions of Units by Holders from time to time, payment for purchases of Units in the market and expenses of the Trust, the terms of the Forward Agreement provide that the Forward Agreement may be partially settled prior to the Termination Date by the Trust tendering to the Counterparty securities of the Common Share Portfolio.

A Holder who desires to exercise Unit redemption privileges must do so by causing a participant in the depository service of CDS (a "CDS Participant") to deliver to CDS (at its office in the City of Toronto) on behalf of the Holder a written notice of the Holder's intention to redeem Units, no later than 5:00 p.m. (Toronto time) on the relevant notice date. A Holder who desires to redeem Units should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption right sufficiently in advance of the relevant notice date so as to permit the CDS Participant to deliver a notice to CDS by the required time.

By causing a CDS Participant to deliver to CDS a notice of a Holder's intention to redeem Units, the Holder will be deemed to have irrevocably surrendered his or her Units for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any redemption notice that CDS determines to be incomplete, not in proper form or not duly executed will, for all purposes, be void and of no effect, and the redemption privilege to which it relates will be considered, for all purposes, not to have been exercised thereby. A failure by a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with a Holder's instructions will not give rise to any obligations or liability on the part of the Trust or Barclays Canada to the CDS Participant or the Holder.

Suspension of Redemptions

The Trustee may suspend the redemption of Units or postpone payment of redemption proceeds for the whole or any part of a period during which normal trading is suspended on the TSX or with the prior approval of the Ontario Securities Commission, for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Trust or the Index Fund or which impair the Trustee's ability to determine the value of the assets of the Trust and the Index Fund. The suspension or postponement may, at the sole discretion of the Trustee, apply to all requests for redemption received prior to the suspension but as for which payment has not been made, as well as to all requests received while the suspension is in effect. All Holders making such requests will be advised of the suspension and postponement and of their right to withdraw their request for redemption. Redemptions so suspended will be effected at a redemption price equal to the NAV per Unit next calculated following the termination of the suspension. The suspension will terminate on the first day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Trust, any declaration of suspension made by the Trustee will be conclusive.

Resale of Units Tendered for Redemption

The Trust has entered into an agreement (the "Recirculation Agreement") with BMO Nesbitt Burns Inc. (the "Recirculation Agent") whereby the Recirculation Agent will, at the request of the Trustee, agree to use commercially reasonable efforts to find purchasers for any Units tendered for redemption prior to the relevant Redemption Date, provided that the Holder of Units so tendered has not

withheld consent thereto. In such event, the amount to be paid to the Holder on the Redemption Payment Date will be an amount equal to the proceeds of the sale of Units less any applicable commission. Such amount will not be less than the Unit Redemption Price described above. Holders are free to withhold their consent to any proposed resale and to require the Trust to redeem their Units in accordance with their terms.

Purchase for Cancellation

Subject to applicable law and regulatory requirements, the Trust has a mandatory market purchase program and may, at any time and from time to time, purchase Units for cancellation at prices not exceeding the NAV per Unit on the Business Day on which the Trust's NAV was calculated immediately prior to such purchase. See "Declaration of Trust and Description of Units — Market Purchases".

TERMINATION OF THE TRUST

The Trust will terminate on December 15, 2010 (the "Termination Date") unless terminated earlier in accordance with the terms of the Declaration of Trust or unless Holders determine to terminate the Trust prior to the Termination Date or to continue the Trust beyond the Termination Date by an Extraordinary Resolution at a meeting called for such purpose. The Trust will, after liquidation, after settlement of the Forward Agreement, and after paying or making adequate provision for all of the Trust's liabilities, distribute the net assets of the Trust to Holders, on a *pro rata* basis, as soon as practicable after the Termination Date. The payment of the net assets of the Trust to the Holders after the Termination Date is expected, subject to performance of the Index Fund and the Counterparty, to consist of an amount equal to the redemption proceeds of a corresponding number of units of the Index Fund.

Not less than six months nor more than 12 months prior to the Termination Date, Barclays Canada may present a proposal to the Holders providing for a deferral of the termination of the Trust to a date that is later than the Termination Date. Such proposal may include, without limitation, a proposal: (i) to continue the Trust beyond the Termination Date; or (ii) to exchange Units for securities of one or more mutual funds or closed-end investment funds on or after the Termination Date.

In the event of the approval of the proposal referred to above, any dissenting Holder may require the Trustee to redeem all (but not less than all) of his or her Units on the Termination Date at a price per Unit equal to the NAV per Unit on the Termination Date.

FEES AND EXPENSES

Trustee Fees

As compensation for its services rendered to the Trust, Barclays Canada is entitled to receive an annual trustee fee in an amount equal to 0.15% of the Trust's NAV calculated and payable monthly in arrears plus applicable taxes. As compensation for its services rendered to the Index Fund, Barclays Canada is entitled to receive an annual trustee fee in an amount equal to 0.40% of the Index Fund's NAV calculated and payable monthly in arrears, plus applicable taxes.

On-Going Expenses

The Trust will pay to the Counterparty a fee under the Forward Agreement, calculated daily and payable monthly, of approximately 0.55% per annum of the notional amount of the Forward Agreement, being the value of the securities upon which the payment obligation of the Counterparty under the Forward Agreement is based, plus a fee, which may vary based on the value of the Common Share Portfolio, calculated and payable monthly in arrears. The fee which may vary is intended to compensate

the Counterparty for the costs of hedging its exposure under the Forward Agreement, if it chooses to do so, and will equal the fees that would be charged to the Counterparty for borrowing securities matching the securities in the Common Share Portfolio.

Each of the Trust and the Index Fund will also pay for all expenses incurred in connection with its operation and administration. It is expected that these expenses will include, without limitation: mailing and printing expenses for periodic reports to Holders; fees payable to the custodian for acting as custodian of the assets of the Trust and the Index Fund; fees payable to the Transfer Agent and Registrar for performing certain financial, record-keeping, reporting and general administrative services; fees payable to the auditors and legal advisors; on-going regulatory filing fees and other fees; any reasonable out-of-pocket expenses incurred by Barclays Canada or its agents in connection with their on-going obligations to the Trust or the Index Fund; any taxes payable by the Trust or the Index Fund or to which the Trust or the Index Fund may be subject; interest expenses; expenses relating to portfolio transactions; the fees and expenses of the Advisory Board; and any expenditures which may be incurred upon the termination of the Trust or the Index Fund.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Barclays Canada is the Trustee of the Trust and the Index Fund and earns fees in these capacities. Barclays Canada or its affiliates may also earn fees as a result of the securities lending activities of the Trust or the Index Fund. Barclays Canada and investment funds managed by it may also earn fees as a result of lending securities to the Counterparty and its affiliates from time to time, under the terms of securities lending arrangements established in the ordinary course of business. Certain of the securities lent by Barclays Canada or its affiliates or funds managed by Barclays Canada may be sold by the Counterparty or its affiliates to the Trust on normal commercial terms. Affiliates of Barclays Canada may also earn fees as a result of the trading activities of the Trust and the Index Fund from time to time. Barclays Canada and its affiliates may from time to time own Units.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Units by a Holder who, for purposes of the Tax Act is an individual (other than a trust) resident in Canada, deals at arm's length with the Trust and holds the Units as capital property. Generally, Units will be considered to be capital property to a Holder provided that the Holder does not hold the Units in the course of carrying on a business of trading or dealing in securities and has not acquired the Units in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election in accordance with the Tax Act with respect to all Canadian securities held by the Holder.

This summary is based on the current provisions of the Tax Act, an understanding of the current published administrative and assessing practices of the Canada Revenue Agency and all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). The summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the federal income tax considerations discussed below.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder of Units, but is of a general nature only and is not intended to be legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to the income tax treatment of their investment in Units.

Status of the Trust

This summary is based on the assumption that the Trust is and at all relevant times will continue to be a mutual fund trust within the meaning of the Tax Act. If the Trust were not to qualify as a mutual fund trust, the income tax considerations described below would in some respects be materially different.

Taxation of the Trust

The Trust will be subject to tax in each taxation year under Part I of the Tax Act on the amount of its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amount paid or payable to Holders in the year. The Trust intends to deduct, in computing its income in each taxation year, the full amount available for deduction in each year and, therefore, provided the Trust makes distributions in each year of its net income and net realized capital gains, it will generally not be liable in such year for income tax under Part I of the Tax Act.

The Trust may generally deduct its expenses in computing income. Certain Tax Proposals that were announced October 31, 2003 might restrict a taxpayer's deduction of expenses if the taxpayer does not earn income (and for this purpose capital gains would not be considered to be income). However, the Department of Finance has indicated that it is engaged in consultations with respect to these Tax Proposals and it is not expected that any amendments will be made to the Tax Act that will restrict the Trust's ability to deduct its expenses. The Trust will monitor its activities in this respect as well as developments relating to the Tax Proposals.

The Trust may deduct rateably over a five-year period (subject to reduction in any taxation year that is less than 365 days) the agents' fees and other expenses of the Offering that were paid by the Trust and not reimbursed, subject to the Tax Proposals.

The Trust has elected in accordance with the Tax Act to have each of its "Canadian securities" treated as capital property. Therefore, gains and losses realized by the Trust on the sale of the Common Share Portfolio will be taxed as capital gains and capital losses. If the obligations of the Trust and the Counterparty under the Forward Agreement are settled by making cash payments, a payment made or received by the Trust may be treated as an income outlay or receipt, as applicable. If the Trust delivers securities in the Common Share Portfolio to the Counterparty in satisfaction of its obligations under the Forward Agreement and receives a payment from the Counterparty equal to the price stipulated in the Forward Agreement, the Trust will realize capital gains (capital losses) equal to the amount by which such purchase price (less reasonable costs of disposition) exceeds (or is less than) the aggregate adjusted cost base of such securities.

Taxation of Holders

A Holder will generally be required to include in computing income for a taxation year the amount of the Trust's net income for the taxation year, including net realized taxable capital gains that is paid or payable to the Holder in the taxation year whether or not such amount is paid by the issuance of additional Units or is reinvested in additional Units. The non-taxable portion of the Trust's net realized capital gains paid or payable (whether in cash or in Units) to a Holder in a taxation year will not be included in the Holder's income for the year. Any other amount in excess of the Trust's net income for a taxation year paid or payable to the Holder in the year will not generally be included in the Holder's income. Such amount, however, will generally reduce the adjusted cost base of the Holder's Units.

Provided that appropriate designations are made by the Trust, such portion of (i) the net realized taxable capital gains of the Trust, and (ii) the taxable dividends received or deemed to be received by the Trust on shares of taxable Canadian corporations, as is paid or payable to a Holder, will effectively retain its character and be treated as such in the hands of the Holder for purposes of the Tax Act. To the extent

that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit rules will apply.

Under the Tax Act, the Trust is permitted to deduct in computing its income for a taxation year an amount which is less than the amount of its distributions for the year. This will enable the Trust to utilize, in a taxation year, losses from prior years without affecting the ability of the Trust to distribute its income annually. The amount distributed to a Holder but not deducted by the Trust will not be included in the Holder's income. However, the adjusted cost base of the Holder's Units will be reduced by such amount.

To the extent that the adjusted cost base of a Unit becomes less than zero, the negative amount will be deemed to be a capital gain realized by the Unitholder and the Unitholder's adjusted cost base will be increased by the amount of such deemed capital gain.

The NAV per Unit will reflect any income and gains of the Trust that have accrued at the time Units are acquired. Accordingly, a Holder who acquires Units may become taxable on the Holder's share of income and gains of the Trust that accrued before the Units were acquired even though it was reflected in the price paid for the Units. The purchase price for the Common Share Portfolio under the Forward Agreement from time to time may significantly exceed the aggregate adjusted cost base of the securities comprising the Common Share Portfolio. Therefore, there may be significant accrued gains in the Trust prior to the settlement of the Forward Agreement on or about the Termination Date.

On the disposition or deemed disposition of a Unit, the Holder will realize a capital gain (or capital loss) to the extent that the Holder's proceeds of disposition, less any amount that is considered to be paid out of the income or capital gains of the Trust, exceed (or are less than) the aggregate of the adjusted cost base of Units and any reasonable costs of disposition. If the Trust distributes property *in specie* on the termination of the Trust, a Holder's proceeds of disposition would generally be equal to the aggregate of the fair market value of the distributed property and the amount of any cash received, less any gain realized by the Trust on the disposition by it of the property.

For the purpose of determining the adjusted cost base of Units to a Holder, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all other Units owned by the Holder as capital property at that time. For this purpose the cost of Units that have been issued as a distribution or on the automatic reinvestment of a distribution will generally be equal to the amount of such distribution.

One-half of any capital gain ("taxable capital gain") realized by a Holder on the disposition of Units will be included in the Holder's income and one-half of any capital loss realized may be deducted from taxable capital gains in accordance with the provisions of the Tax Act.

In computing a Holder's income for purposes of the Tax Act, any net taxable capital gain designated to the Holder in accordance with the provisions of the Tax Act, arising from the settlement of the Forward Agreement (or otherwise), may be netted against any allowable capital loss realized by the Holder, including any allowable capital loss realized on the disposition of Units to the Trust on redemption, in accordance with the detailed rules in the Tax Act.

In general terms, net income of the Trust paid or payable to a Holder that is designated as dividends from taxable Canadian corporations or as net realized taxable capital gains and taxable capital gains realized on the disposition of Units may increase the Holder's liability for alternative minimum tax.

PROXY VOTING POLICY

Barclays Canada has established proxy voting guidelines (the "Proxy Guidelines") applicable to Canadian securities held by the Trust. In the event that the Trust holds U.S. securities, Barclays Canada

will follow the BGINA proxy voting guidelines which are similar in all material respects to the Proxy Guidelines. The Trust will not vote the securities of any iShares Funds, U.S.-based iShares funds or any other securities of a mutual fund that are managed by Barclays Canada, BGINA or any other affiliate or associate of Barclays Canada that may be held by the Trust from time to time.

The Proxy Guidelines provide that Barclays Canada votes (or refrains from voting) the Trust's securities in a manner that Barclays Canada, in the exercise of its independent business judgment, concludes is in the best economic interests of the Trust on whose behalf it is authorized to vote. Pursuant to the Proxy Guidelines, Barclays Canada will generally cause the Trust to vote on the following matters as described below:

1. Board of Directors – Barclays Canada generally supports the board's nominees in most elections. However, Barclays Canada may withhold votes from the entire board in certain situations, including, but not limited to: (i) the failure of the board to implement shareholder proposals that receive a majority of votes cast at a prior shareholder meeting; and (ii) the implementation by the board of a shareholder rights plan without seeking shareholder approval beforehand or within a reasonable period of time after implementation. Barclays Canada may also withhold votes from members (or prior members) of particular board committees including, but not limited to, non-independent directors or directors representing affiliated entities who sit on any of the board's key committees (i.e. audit, compensation, nominating and corporate governance) because, in its view, such committees should be entirely independent. However, Barclays Canada will examine a board's complete profile when questions of independence arise prior to casting a withhold vote for any director.

2. Audit Committee – Barclays Canada recognizes the critical importance to shareholders of financial statements that provide a complete and accurate portrayal of the issuer's financial condition, and executes proxy votes accordingly. Barclays Canada withholds approval in the election of directors from nominees who are on the audit committee during a period when the board failed to facilitate quality, independent auditing or where the fees for non-audit services exceed those for audit and related services.

3. Equity Compensation Plans – Barclays Canada believes that employee stock purchase plans ("ESPPs") can provide performance incentives and help align employees' interests with those of shareholders. Barclays Canada typically support ESPPs that: (i) satisfy the requirements of the Tax Act; (ii) result in voting power dilution of ten percent or less; and (iii) provide for offering periods of 27 months or less. Barclays Canada also supports option plans that align the economic interests of directors, managers and other employees with those of the shareholders as well as those that limit dilution and the transfer of wealth out of the company. Barclays Canada works with consultants to evaluate the cost of ESPPs to shareholders and compares this with the company's peers and performance.

4. Management Compensation – Unless there is clear evidence of excess or abuse, Barclays Canada generally approves "golden parachutes", which provide for compensation to management upon a change of control, because this encourages management to consider proposals that might benefit shareholders.

The Proxy Guidelines also include policies and procedures pursuant to which Barclays Canada will determine how to cause the Trust to vote on other non-routine matters, including corporate governance proposals, anti-takeover measures, corporate restructurings and social issues.

The Proxy Guidelines provide that, in certain circumstances, Barclays Canada may engage an independent fiduciary to vote proxies as a safeguard to avoid the influence of a potential conflict of interest or as otherwise required by applicable law.

The Proxy Guidelines are available on request, at no cost, by calling 1-866-486-4874 or by writing to BCE Place 161 Bay Street, Suite 2500, Toronto, Ontario, M5J 2S1.

The Trust's proxy voting record for the most recent period ended June 30 of each year is available free of charge to any Holders upon request at any time after August 31 of that year. The proxy voting record is also available on the Trust's website at *www.barclaysfunds.ca*.

RISK FACTORS

An investment in Units is subject to certain risk factors, including:

(i) there is no guarantee that the Index Fund will earn any return and no assurance that the Trust will be able to pay monthly distributions; as a consequence of entering into the Forward Agreement, the Trust will forego the benefits of any increase in the value of the Common Share Portfolio;

(ii) there is a risk that Barclays Canada may not be able to wholly replicate the return of the Index in the Index Fund;

(iii) the NAV per Unit will vary according to, among other things, distributions paid on the Units and the value of the securities in the Index Fund;

(iv) Units may trade in the market at a premium or a discount to the NAV per Unit and there can be no assurance that Units will trade at a price equal to the NAV per Unit;

(v) the risks of investing in income trust securities, including the general risks of equity investments as well as risks associated with interest rates and commodity prices;

(vi) the returns on the Index may change as the composition of the Index changes;

(vii) counterparty risks associated with the Forward Agreement;

(viii) counterparty risks associated with securities lending;

(ix) the Trust's limited operating history and the lack of assurance that an active trading market for the Units will be sustainable;

(x) the fact that if, contrary to the advice of counsel or as a result of a change of law, upon physical settlement of the Forward Agreement the character and timing of the gain under the Forward Agreement were other than a capital gain on the sale of the securities thereunder, after-tax returns to Holders could be reduced and the Trust could be subject to non-refundable income tax from such transactions;

(xi) potential conflicts of interest;

(xii) status of the Trust and the Index Fund for securities law purposes;

(xiii) S&P may cease to calculate the Index;

(xiv) possible changes in tax or other legislation including possible changes to the taxation of income trusts;

(xv) legal and statutory rights;

(xvi) deductibility of interest and expenses described in "Canadian Federal Income Tax Considerations – Taxation of the Trust"; and

(xvii) the Trust may hold units of an income trust governed by a jurisdiction other than Ontario, Alberta and Quebec, which have enacted legislation that limits the liability of unitholders of a trust that is a reporting issuer and created in those jurisdictions. There is a risk, which many income trusts state is remote, that unitholders, including the Trust, could be liable for the obligations of such income trust to the extent that claims are not satisfied out of the assets of the income trust.

MATERIAL CONTRACTS

Material contracts which have been entered into by the Trust since its formation, other than contracts entered into in the ordinary course of business, are as follows:

(i) the Declaration of Trust made by Barclays Canada;

(ii) the Agency Agreement made between Barclays Canada on behalf of the Trust, Barclays Canada and the agents who offered the Units;

(iii) the Custodial Agreement made between Barclays Canada on behalf of the Trust, Barclays Canada and the IBT Trust Company (Canada);

(iv) the Registrar, Transfer Agency and Distribution Agency Agreement made between Barclays Canada on behalf of the Trust, Barclays Canada and Computershare Investor Services Inc.; and

(v) the Forward Agreement made between Barclays Canada on behalf of the Trust and the Counterparty.

AUDITORS, TRANSFER AGENT, REGISTRAR AND CUSTODIAN

The auditors of the Trust are PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario M5K 1G8.

Barclays Canada is the trustee of the Trust pursuant to the Declaration of Trust. Computershare Investor Services Inc. acts as Transfer Agent and Registrar for the Trust at its principal office in Toronto. In addition to performing registrar and transfer agency services, the Transfer Agent and Registrar provides certain record-keeping, Holder reporting and general administration services pursuant to the Registrar, Transfer Agency and Distribution Agency Agreement dated as of May 14, 2003.

IBT Trust Company (Canada) ("IBT"), a subsidiary of Investors Bank and Trust Company, a U.S. Bank, serves as custodian of the Trust at its principal office in Toronto, Ontario pursuant to a Master Custody Agreement dated July 31, 2003. However, the custodian will not hold Common Share Portfolio

securities owned by the Trust and pledged to the Counterparty. The custodian also provides certain administrative services to the Trust, including the calculation of the NAV per Unit. In order to secure IBT's obligations under the arrangements described above, Investors Bank & Trust Company, the U.S.-based controlling shareholder of IBT, entered into a guarantee and support agreement on July 31, 2003 pursuant to which Investors Bank & Trust Company guarantees IBT's obligations to the Trust under the Master Custody Agreement and will covenant to cause IBT to perform such obligations.

S&P AND THE TSX

The Trust is not sponsored, endorsed, sold or promoted by S&P or the TSX. S&P and the TSX make no representation, condition or warranty, express or implied, to the owners of the Units of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Units of the Trust particularly or the ability of the Index to track general stock market performance or any other economic factors. S&P's only relationship to Barclays Canada is the licensing of certain trademarks and trade names of S&P and the TSX and/or of the Index which are determined, composed and calculated by S&P without regard to Barclays Canada or the Trust. S&P and the TSX have no obligation to take the needs of Barclays Canada or the owners of the Units of the Trust into consideration in determining, composing or calculating the Index. S&P and the TSX are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. S&P and the TSX have no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P AND THE TSX DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P AND THE TSX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE TSX MAKE NO WARRANTY, CONDITION OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS CANADA, OWNERS OF THE UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE TSX MAKE NO EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS AND EXPRESSLY DISCLAIM ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY, MERCHANTABLE QUALITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR THE TSX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Additional information is provided in the Trust's 2005 (i) annual report, which includes the Trust's audited comparative financial statements; and (ii) management report of fund performance. Copies of all of these documents may be obtained from Barclays Canada upon request to:

Barclays Advantaged S&P® /TSX® Income Trust Index Fund
BCE Place
161 Bay Street, Suite 2500
Toronto, Ontario
M5J 2S1
(416) 416-643-4000

Copies of these documents can also be obtained at no cost by calling 1-866-486-4874, or from your dealer or by e-mail at barclaysfunds@barclaysglobal.com. These documents and other information about the Trust, such as information circulars and materials contracts, are also available at *www.barclaysfunds.ca* or at *www.sedar.com*.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces June Distributions for BARCLAYSfunds

<<
Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN
>>

TORONTO, May 19 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on June 15, 2006 to unitholders of record on May 31, 2006:

<<

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$ 0.09621
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$ 0.07944
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$ 0.03753
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$ 0.07144
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$ 0.07929

>>

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $13 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at March 31, 2006, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

%SEDAR: 00019129E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 10:34e 19-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Barclays Canada Announces Call for cash redemption of Preferred Securities of Barclays Income + Growth Split Trust

Listing: TSX (Toronto Stock Exchange)
Symbol: BDS.PR.A

TORONTO, May 25 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the Barclays Income + Growth Split Trust, today announced that as a result of the annual redemption of Capital Units the Trust intends to call for cash redemption and in accordance with the prospectus 1,191,372 Preferred Securities. The proceeds of the call of Preferred Securities will be paid by the Trust on May 31, 2006.

The call of Preferred Securities represents approximately 28.6% of the outstanding Preferred Securities. The Preferred Securities will be called on a pro rata basis so that each holder of Preferred Securities of record on May 30, 2006, as per the records of the Canadian Depository for Securities Limited (CDS), has approximately 28.6% of their Preferred Securities redeemed. The redemption amount for the Preferred Securities will be $10.326301 per security, which represents a price of $10.30 plus interest from the date of the last distribution to May 30, 2006. From and after May 31, 2006 the holders of Preferred Securities that have been called for redemption will not be entitled to interest or to exercise any right in respect of such securities except to receive the amount due on redemption.

Securities of Barclays Income + Growth Split Trust are listed for trading on the Toronto Stock Exchange under the symbols BDS.UN for the Capital Units and BDS.PR.A for the Preferred Securities.

Further information on the above Funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds and exchange traded funds (ETFs). BGI leads the world in ETFs, with over 125 iShares Funds covering a wide range of asset classes and currency exposures. As at December 31, 2005, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients, including over $13 billion in the TSX-listed iShares Funds. Barclays Canada has offices in Toronto, Montreal and Vancouver.

%SEDAR: 00019129E

/For further information: please contact: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BDS.PR.A. BDS.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 17:01e 25-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Barclays Global Investors Canada Limited and Brompton Funds LP enter into negotiations

TORONTO, June 16 /CNW/ - (TSX: BAC.UN, BAE.UN, BAI.UN, BDS.PR.A, BDS.UN, BTH.UN) - Barclays Global Investors Canada Limited (Barclays Canada) announced today that the firm has entered into negotiations pursuant to a letter of intent to transfer the trusteeship and management of the BARCLAYSfunds closed-end fund business to Brompton Funds LP (Brompton). The BARCLAYSfunds closed-end fund business includes the following, TSX listed, closed-end funds:

<<
- Barclays Advantaged Corporate Bond Fund (BAC.UN)
- Barclays Advantaged Equal Weighted Income Fund (BAE.UN)
- Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI.UN)
- Barclays Income + Growth Split Trust (BDS.UN; BDS.PR.A)
- Barclays Top 100 Equal Weighted Income Fund (BTH.UN)

>>

"We're proud of the investment solutions that we have provided to BARCLAYSfunds investors," says Rajiv Silgardo, Chief Executive Officer for Barclays Canada. "However, we're equally proud of the wider array of investment solutions we provide for investors through our iShares family of exchange traded funds and we've decided to focus our resources on meeting the needs of *iShares investors* going forward."

The transfer of the trusteeship and management of the funds from Barclays Canada to Brompton is subject to regulatory and unitholder approval and the negotiation and completion of a definitive agreement. "We're particularly pleased that we have found in Brompton a manager for the BARCLAYSfunds who will continue to provide investors with high-quality investment products and who will adhere to the highest standards of business practice to ensure the interests of investors are protected," says Rajiv Silgardo. "We are confident that investors will appreciate the value of the transfer of BARCLAYSfunds to Brompton."

Brompton is a leader in Canada's structured products market with 14 TSX listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, such as a tax-advantaged structures similar to Barclays Advantaged series of funds and split share structures similar to the Barclays Income + Growth Split Trust. Mark Caranci, President of Brompton Funds LP states, "We are excited to add Barclays' five funds to the Brompton family of 14 closed-end funds. We will manage these funds with the same high standards of care and corporate governance as we do for our other Brompton funds."

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC. BGI leads the world in exchange traded funds, with over 150 iShares Funds covering a wide range of asset classes and currency exposures. As at March 31, 2006, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients, including over $13 billion in the TSX-listed iShares Funds.

%SEDAR: 00019129E

/For further information: Rajiv Silgardo, Chief Executive Officer, Barclays Global Investors Canada Limited, (416) 643-4010; Mark Caranci President Brompton Funds LP, (416) 642-6004/
(BAC.UN. BAE.UN. BAI.UN. BDS.PR.A. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds); Brompton Funds LP

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged S&P/TSX Income Trust Index Fund
Barclays Canada S&P/TSX Institutional Index Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund

c/o Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street
Suite 2500, P.O. Box 614
Toronto, Ontario
M5J 2SY

2. **Date of Material Change**

The material change occurred on June 16, 2006.

3. **News Release**

A news release disclosing the material change was issued in Toronto, Ontario on June 16, 2006.

4. **Summary of Material Change**

Barclays Global Investors Canada Limited ("Barclays Canada") announced that it has entered into negotiations pursuant to a letter of intent to transfer the trusteeship and management of the BARCLAYS*funds* closed-end fund business to Brompton Funds LP ("Brompton").

5. **Full Description of Material Change**

Barclays Canada announced that it has entered into negotiations pursuant to a letter of intent to transfer the trusteeship and management of the BARCLAYS*funds* closed-end fund business to Brompton.

The transfer of the trusteeship and management of the funds from Barclays Canada to Brompton is subject to regulatory and unitholder approval and the negotiation and completion of a definitive agreement.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

For further information, please contact Geri James, Head of Canadian ETF Products and Administration, Barclays Global Investors Canada Limited at (416) 643-4060.

9. **Date of Report**

June 20, 2006.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces July Distributions for BARCLAYSfunds

<<
Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN

TORONTO, June 21 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on July 17, 2006 to unitholders of record on June 30, 2006:

Fund	Distribution per unit
Barclays Advantaged S&P(R)/ TSX(R) Income Trust Index Fund (BAI.UN)	$0.10054
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$0.08296
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$0.05328
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$0.08606
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$0.07894

>>

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $13 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at March 31, 2006, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

%SEDAR: 00019129E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: (877) 464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces August Distributions for BARCLAYSfunds

<<
Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN
>>

TORONTO, July 20 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on August 15, 2006 to unitholders of record on July 31, 2006:

<<

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$0.09250
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$0.07761
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$0.03989
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$0.06791
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$0.07647

>>

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages over $13 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at March 31, 2006, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.
%SEDAR: 00019178E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: 877-464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited

CNW 12:09e 20-JUL-06

AMENDMENT NO. 1 TO THE MASTER CUSTODY AGREEMENT

This Amendment No. 1 to the Master Custody Agreement (as defined below) ("**Amendment No. 1**") is made as of October 16, 2003, between **BARCLAYS GLOBAL INVESTORS CANADA LIMITED**, a corporation incorporated under the laws of Ontario ("**Barclays**") and **IBT TRUST COMPANY (CANADA)**, a trust company continued under the *Trust and Loan Companies Act* (Canada) ("**IBTC**").

RECITALS:

A. A master custody agreement was entered into as of July 31, 2003 (the "**Master Custody Agreement**") between Barclays, in its capacity as trustee with respect to each ETF and Structured Product (as those terms are defined in the Master Custody Agreement) and IBTC, pursuant to which IBTC was appointed custodian of each ETF and Structured Product existing on July 31, 2003.

B. Further to section 6.2 of the services agreement entered into between the parties dated as of July 31, 2003 (the "**Services Agreement**"), Barclays and IBTC wish to amend the Master Custody Agreement to appoint IBTC as custodian of certain New Structured Products (as defined in the Services Agreement).

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Amendment No. 1 and other good and valuable consideration (receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

Unless otherwise specified herein, capitalized terms used in this Amendment No. 1 will have the meanings given in the Master Custody Agreement.

1.2 Interpretation

In this Amendment No. 1, except where otherwise provided or where the context expressly otherwise requires:

1.2.1 words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

1.2.2 the words "including", "includes" and "included" and similar words will mean "including (or includes or included, as the case may be) without limitation"; and

1.2.3 any reference to an "Article", "Section" or "Schedule" is a reference to the specified article, section or schedule of this Amendment No. 1.

1.3 Headings

The division of this Amendment No. 1 into separate articles, sections and schedules, and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Amendment No. 1.

1.4 Governing Law

This Amendment No. 1 will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.5 Severability

If any provision of this Amendment No. 1 is held invalid or unenforceable for any reason, such invalidity shall not affect the validity of the remaining provisions of this Amendment No. 1, and the parties shall substitute for the invalid provision a valid provision which most closely approximates the intent and economic effect of the invalid provision.

1.6 Entire Agreement

This Amendment No. 1 constitutes the entire agreement between the parties pertaining to its subject matter and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with its subject matter except as specifically set forth in this Amendment No. 1. No supplement, modification, amendment or waiver of this Amendment No. 1 will be binding unless executed in writing by the party to be bound thereby.

ARTICLE 2
AMENDMENT AND RESTATEMENT OF SCHEDULE "A" OF THE MASTER CUSTODY AGREEMENT

2.1 Appointment as Custodian

Barclays, as trustee of the Barclays Advantaged Equal Weighted Income Fund and the Barclays Equal Weighted Income Fund hereby appoints IBTC, and IBTC hereby accepts appointment, as the custodian of all Fund Property of the Barclays Advantaged Equal Weighted Income Fund and the Barclays Equal Weighted Income Fund, subject to the terms and conditions of the Master Custody Agreement.

2.2 Amendment and Restatement of Schedule "A" of the Master Custody Agreement

Schedule "A" of the Master Custody Agreement is hereby amended and restated as set out in Schedule 2.1.

ARTICLE 3
CONFIRMATION

3.1 Confirmation

Except as amended above, the parties hereby confirm all of the terms and conditions of the Master Custody Agreement.

IN WITNESS WHEREOF the parties have executed this Amendment No. 1 as of the date first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED

By: *"Gerry Rocchi"*
Name: Gerry Rocchi
Title: President and Chief Executive Officer

By: *"Warren Collier"*
Name: Warren Collier
Title: Counsel and Secretary

IBT TRUST COMPANY (CANADA)

By: *"Michael Rogers"*
Name: Michael F. Rogers
Title: EVP

Schedule 2.1

Amended and Restated Schedule "A" to the Master Custody Agreement

SCHEDULE "A"

Funds

ETFs

iUnits S&P/TSX 60 Index Fund
iUnits S&P/TSX 60 Capped Index Fund
iUnits S&P/TSX Canadian MidCap Index Fund
iUnits S&P/TSX Canadian Energy Index Fund
iUnits S&P/TSX Canadian Information Technology Index Fund
iUnits S&P/TSX Canadian Gold Index Fund
iUnits S&P/TSX Canadian Financials Index Fund
iUnits S&P/TSX Canadian REIT Index Fund
iUnits Government of Canada 5 - Year Bond Fund
iUnits Government of Canada 10 - Year Bond Fund
iUnits S&P 500 Index RSP Fund
iUnits MSCI International Equity Index RSP Fund

Structured Products

Barclays Advantaged S&P®/TSXTM Income Trust Index Fund
Barclays Canada S&P®/TSXTM Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund

AMENDMENT NO. 2 TO THE MASTER CUSTODY AGREEMENT

This Amendment No. 2 to the Master Custody Agreement (as defined below) (**"Amendment No. 2"**) is made as of February 18, 2004, between **BARCLAYS GLOBAL INVESTORS CANADA LIMITED**, a corporation incorporated under the laws of Ontario, in its capacity as trustee of Barclays Advantaged Corporate Bond Fund and as trustee of Barclays Corporate Bond Fund (**"Barclays"**), and **IBT TRUST COMPANY (CANADA)**, a trust company continued under the *Trust and Loan Companies Act* (Canada) (**"IBTC"**).

RECITALS:

A. A master custody agreement was entered into as of July 31, 2003 (the **"Master Custody Agreement"**) between Barclays, in its capacity as trustee with respect to each ETF and Structured Product (as those terms are defined in the Master Custody Agreement) and IBTC, pursuant to which IBTC was appointed custodian of each ETF and Structured Product existing on July 31, 2003.

B. Further to section 6.2 of the services agreement entered into between the parties dated as of July 31, 2003 (the **"Services Agreement"**), Barclays and IBTC wish to amend the Master Custody Agreement to appoint IBTC as custodian of certain New Structured Products (as defined in the Services Agreement).

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Amendment No. 2 and other good and valuable consideration (receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

ARTICLE 1.

INTERPRETATION

1.1. Defined Terms

Unless otherwise specified herein, capitalized terms used in this Amendment No. 2 will have the meanings given to them in the Master Custody Agreement.

1.2. Interpretation

In this Amendment No. 2, except where otherwise provided or where the context otherwise requires:

1.2.1. words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

1.2.2. the words "including", "includes" and "included" and similar words will mean "including (or includes or included, as the case may be) without limitation"; and

1.2.3. any reference to an "Article", "Section" or "Schedule" is a reference to the specified article, section or schedule of this Amendment No. 2.

1.3. Headings

The division of this Amendment No. 2 into separate articles, sections and schedules, and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Amendment No. 2.

1.4. Governing Law

This Amendment No. 2 will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.5. Severability

If any provision of this Amendment No. 2 is held invalid or unenforceable for any reason, such invalidity shall not affect the validity of the remaining provisions of this Amendment No. 2, and the parties shall substitute for the invalid provision a valid provision which most closely approximates the intent and economic effect of the invalid provision.

1.6. Entire Agreement

This Amendment No. 2 constitutes the entire agreement between the parties pertaining to its subject matter and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with its subject matter except as specifically set forth in this Amendment No. 2. No supplement, modification, amendment or waiver of this Amendment No. 2 will be binding unless executed in writing by the party to be bound thereby.

ARTICLE 2.

AMENDMENT AND RESTATEMENT OF SCHEDULE "A" OF THE MASTER CUSTODY AGREEMENT

2.1. Appointment as Custodian

Barclays, as trustee of the Barclays Advantaged Corporate Bond Fund and as trustee of the Barclays Corporate Bond Fund, hereby appoints IBTC, and IBTC hereby accepts appointment, as the custodian of all Fund Property of the Barclays Advantaged Corporate Bond Fund and the Barclays Corporate Bond Fund, subject to the terms and conditions of the Master Custody Agreement.

2.2. Amendment and Restatement of Schedule "A" of the Master Custody Agreement

Schedule "A" of the Master Custody Agreement is hereby amended and restated as set out in Schedule 2.1.

ARTICLE 3.

CONFIRMATION

3.1. Confirmation

Except as amended above, the parties hereby confirm all of the terms and conditions of the Master Custody Agreement.

IN WITNESS WHEREOF the parties have executed this Amendment No. 2 as of the date first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, as trustee of Barclays Advantaged Corporate Bond Fund and as trustee of Barclays Corporate Bond Fund

By: Gerry Rocchi
Gerry Rocchi
President and Chief Executive Officer

By: [signature]
Warren Collier
Counsel and Secretary

INVESTORS LEGAL APPROVED

IBT TRUST COMPANY (CANADA)

By: [signature]
Name:
Title: Executive Vice President

ARTICLE 3.

CONFIRMATION

3.1. Confirmation

Except as amended above, the parties hereby confirm all of the terms and conditions of the Master Custody Agreement.

IN WITNESS WHEREOF the parties have executed this Amendment No. 2 as of the date first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, as trustee of Barclays Advantaged Corporate Bond Fund and as trustee of Barclays Corporate Bond Fund

By: ______________________
Gerry Rocchi
President and Chief Executive Officer

By: ______________________
Warren Collier
Counsel and Secretary

IBT TRUST COMPANY (CANADA)

By: ______________________
Name:
Title:

Schedule 2.1

Amended and Restated Schedule "A" to the Master Custody Agreement

SCHEDULE "A"

Funds

ETFs

iUnits S&P/TSX 60 Index Fund
iUnits S&P/TSX 60 Capped Index Fund
iUnits S&P/TSX Canadian MidCap Index Fund
iUnits S&P/TSX Canadian Energy Index Fund
iUnits S&P/TSX Canadian Information Technology Index Fund
iUnits S&P/TSX Canadian Gold Index Fund
iUnits S&P/TSX Canadian Financials Index Fund
iUnits S&P/TSX Canadian REIT Index Fund
iUnits Government of Canada 5 - Year Bond Fund
iUnits Government of Canada 10 - Year Bond Fund
iUnits S&P 500 Index RSP Fund
iUnits MSCI International Equity Index RSP Fund

Structured Products

Barclays Advantaged S&P®/TSX™ Income Trust Index Fund
Barclays Canada S&P®/TSX™ Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund

AMENDMENT NO. 3 TO THE MASTER CUSTODY AGREEMENT

This Amendment No. 3 to the Master Custody Agreement (as defined below) (**"Amendment No. 3"**) is made as of April 16, 2004, between **BARCLAYS GLOBAL INVESTORS CANADA LIMITED** (**"Barclays"**), a corporation incorporated under the laws of Ontario, in its capacity as trustee of Barclays Income + Growth Split Trust, and **IBT TRUST COMPANY (CANADA)**, a trust company continued under the *Trust and Loan Companies Act* (Canada) (**"IBTC"**).

RECITALS:

A. A master custody agreement was entered into as of July 31, 2003 (the **"Master Custody Agreement"**) between Barclays, in its capacity as trustee with respect to each ETF and Structured Product (as those terms are defined in the Master Custody Agreement) and IBTC, pursuant to which IBTC was appointed custodian of each ETF and Structured Product existing on July 31, 2003.

B. Further to section 6.2 of the services agreement entered into between the parties dated as of July 31, 2003 (the **"Services Agreement"**), Barclays and IBTC wish to amend the Master Custody Agreement to appoint IBTC as custodian of certain New Structured Products (as defined in the Services Agreement).

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Amendment No. 3 and other good and valuable consideration (receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

ARTICLE 1.

INTERPRETATION

1.1. Defined Terms

Unless otherwise specified herein, capitalized terms used in this Amendment No. 3 will have the meanings given to them in the Master Custody Agreement.

1.2. Interpretation

In this Amendment No. 3, except where otherwise provided or where the context otherwise requires:

1.2.1. words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

1.2.2. the words "including", "includes" and "included" and similar words will mean "including (or includes or included, as the case may be) without limitation"; and

1.2.3. any reference to an "Article", "Section" or "Schedule" is a reference to the specified article, section or schedule of this Amendment No. 3.

1.3. Headings

The division of this Amendment No. 3 into separate articles, sections and schedules, and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Amendment No. 3.

1.4. Governing Law

This Amendment No. 3 will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.5. Severability

If any provision of this Amendment No. 3 is held invalid or unenforceable for any reason, such invalidity shall not affect the validity of the remaining provisions of this Amendment No. 3, and the parties shall substitute for the invalid provision a valid provision which most closely approximates the intent and economic effect of the invalid provision.

1.6. Entire Agreement

This Amendment No. 3 constitutes the entire agreement between the parties pertaining to its subject matter and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with its subject matter except as specifically set forth in this Amendment No. 3. No supplement, modification, amendment or waiver of this Amendment No. 3 will be binding unless executed in writing by the party to be bound thereby.

ARTICLE 2.

AMENDMENT AND RESTATEMENT OF SCHEDULE "A" OF THE MASTER CUSTODY AGREEMENT

2.1. Appointment as Custodian

Barclays, as trustee of Barclays Income + Growth Split Trust, hereby appoints IBTC, and IBTC hereby accepts appointment, as the custodian of all Fund Property of Barclays Income + Growth Split Trust, subject to the terms and conditions of the Master Custody Agreement.

2.2. Amendment and Restatement of Schedule "A" of the Master Custody Agreement

Schedule "A" of the Master Custody Agreement is hereby amended and restated as set out in Schedule 2.1.

ARTICLE 3.

CONFIRMATION

3.1. Confirmation

Except as amended above, the parties hereby confirm all of the terms and conditions of the Master Custody Agreement.

IN WITNESS WHEREOF the parties have executed this Amendment No. 3 as of the date first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, as trustee of Barclays Income + Growth Split Trust

By: ______________________________
Gerry Rocchi
President and Chief Executive Officer

By: ______________________________
Warren Collier
Counsel and Secretary

IBT TRUST COMPANY (CANADA)

By: ______________________________
Name:
Title:

ARTICLE 3.

CONFIRMATION

3.1. Confirmation

Except as amended above, the parties hereby confirm all of the terms and conditions of the Master Custody Agreement.

IN WITNESS WHEREOF the parties have executed this Amendment No. 3 as of the date first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, as trustee of Barclays Income + Growth Split Trust

By: ______________________________
Gerry Rocchi
President and Chief Executive Officer

By: ______________________________
Warren Collier
Counsel and Secretary

IBT TRUST COMPANY (CANADA)

By: ______________________________
Name: John N Spinney Jr
Title: Treasurer

Schedule 2.1

Amended and Restated Schedule "A" to the Master Custody Agreement

SCHEDULE "A"

Funds

ETFs

iUnits S&P/TSX 60 Index Fund
iUnits S&P/TSX 60 Capped Index Fund
iUnits S&P/TSX Canadian MidCap Index Fund
iUnits S&P/TSX Canadian Energy Index Fund
iUnits S&P/TSX Canadian Information Technology Index Fund
iUnits S&P/TSX Canadian Gold Index Fund
iUnits S&P/TSX Canadian Financials Index Fund
iUnits S&P/TSX Canadian REIT Index Fund
iUnits Government of Canada 5 - Year Bond Fund
iUnits Government of Canada 10 - Year Bond Fund
iUnits S&P 500 Index RSP Fund
iUnits MSCI International Equity Index RSP Fund

Structured Products

Barclays Advantaged S&P®/TSX™ Income Trust Index Fund
Barclays Canada S&P®/TSX™ Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Income + Growth Split Trust

AMENDMENT NO. 4 TO THE MASTER CUSTODY AGREEMENT

This Amendment No. 4 to the Master Custody Agreement (as defined below) ("**Amendment No. 4**") is made as of November 17, 2004, between **BARCLAYS GLOBAL INVESTORS CANADA LIMITED** ("**Barclays**"), a corporation incorporated under the laws of Ontario, in its capacity as trustee of Barclays Top 100 Equal Weighted Income Fund, and **IBT TRUST COMPANY (CANADA)**, a trust company continued under the *Trust and Loan Companies Act* (Canada) ("**IBTC**").

RECITALS:

A. A master custody agreement was entered into as of July 31, 2003 (the "**Master Custody Agreement**") between Barclays, in its capacity as trustee with respect to each ETF and Structured Product (as those terms are defined in the Master Custody Agreement) and IBTC, pursuant to which IBTC was appointed custodian of each ETF and Structured Product existing on July 31, 2003.

B. Further to section 6.2 of the services agreement entered into between the parties dated as of July 31, 2003 (the "**Services Agreement**"), Barclays and IBTC wish to amend the Master Custody Agreement to appoint IBTC as custodian of a certain New Structured Product (as defined in the Services Agreement).

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment No. 4 and other good and valuable consideration (receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

ARTICLE 1.

INTERPRETATION

1.1. Defined Terms

Unless otherwise specified herein, capitalized terms used in this Amendment No. 4 will have the meanings given to them in the Master Custody Agreement.

1.2. Interpretation

In this Amendment No. 4, except where otherwise provided or where the context otherwise requires:

1.2.1. words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

1.2.2. the words "including", "includes" and "included" and similar words will mean "including (or includes or included, as the case may be) without limitation"; and

1.2.3. any reference to an "Article", "Section" or "Schedule" is a reference to the specified article, section or schedule of this Amendment No. 4.

1.3. Headings

The division of this Amendment No. 4 into separate articles, sections and schedules, and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Amendment No. 4.

1.4. Governing Law

This Amendment No. 4 will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.5. Severability

If any provision of this Amendment No. 4 is held invalid or unenforceable for any reason, such invalidity shall not affect the validity of the remaining provisions of this Amendment No. 4, and the parties shall substitute for the invalid provision a valid provision which most closely approximates the intent and economic effect of the invalid provision.

1.6. Entire Agreement

This Amendment No. 4 constitutes the entire agreement between the parties pertaining to its subject matter and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with its subject matter except as specifically set forth in this Amendment No. 4. No supplement, modification, amendment or waiver of this Amendment No. 4 will be binding unless executed in writing by the party to be bound thereby.

ARTICLE 2.

AMENDMENT AND RESTATEMENT OF SCHEDULE "A" OF THE MASTER CUSTODY AGREEMENT

2.1. Appointment as Custodian

Barclays, as trustee of Barclays Top 100 Equal Weighted Income Fund, hereby appoints IBTC, and IBTC hereby accepts appointment, as the custodian of all Fund Property of Barclays Top 100 Equal Weighted Income Fund, subject to the terms and conditions of the Master Custody Agreement.

2.2. Amendment and Restatement of Schedule "A" of the Master Custody Agreement

Schedule "A" of the Master Custody Agreement is hereby amended and restated as set out in Schedule 2.2.

ARTICLE 4.

CONFIRMATION

3.1. Confirmation

Except as amended above, the parties hereby confirm all of the terms and conditions of the Master Custody Agreement.

IN WITNESS WHEREOF the parties have executed this Amendment No. 4 as of the date first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, as trustee of Barclays Top 100 Equal Weighted Income Fund

By: ______________________
Gerry Rocchi
President and Chief Executive Officer

By: ______________________
Warren Collier
Counsel and Secretary

IBT TRUST COMPANY (CANADA)

By: ______________________
Name:
Title:

ARTICLE 4.

CONFIRMATION

3.1. Confirmation

Except as amended above, the parties hereby confirm all of the terms and conditions of the Master Custody Agreement.

IN WITNESS WHEREOF the parties have executed this Amendment No. 4 as of the date first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, as trustee of Barclays Top 100 Equal Weighted Income Fund

By: ______________________________
Gerry Rocchi
President and Chief Executive Officer

By: ______________________________
Warren Collier
Counsel and Secretary

IBT TRUST COMPANY (CANADA)

By: ______________________________
Name: Carlo Spagnuolo
Title: CEO.

Schedule 2.2

Amended and Restated Schedule "A" to the Master Custody Agreement

SCHEDULE "A"

Funds

ETFs

iUnits S&P/TSX 60 Index Fund
iUnits S&P/TSX 60 Capped Index Fund
iUnits S&P/TSX Canadian MidCap Index Fund
iUnits S&P/TSX Canadian Energy Index Fund
iUnits S&P/TSX Canadian Information Technology Index Fund
iUnits S&P/TSX Canadian Gold Index Fund
iUnits S&P/TSX Canadian Financials Index Fund
iUnits S&P/TSX Canadian REIT Index Fund
iUnits Government of Canada 5 - Year Bond Fund
iUnits Government of Canada 10 - Year Bond Fund
iUnits S&P 500 Index RSP Fund
iUnits MSCI International Equity Index RSP Fund

Structured Products

Barclays Advantaged S&P®/TSX™ Income Trust Index Fund
Barclays Canada S&P®/TSX™ Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund



BARCLAYS GLOBAL INVESTORS CANADA LIMITED

- and -

IBT TRUST COMPANY (CANADA)

MASTER CUSTODY AGREEMENT

Dated as of the 31st day of July, 2003

TABLE OF CONTENTS

MASTER CUSTODY AGREEMENT

THIS MASTER CUSTODY AGREEMENT is made and entered into as of the 31st day of July, 2003,

BETWEEN:

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, a company incorporated under the laws of Ontario and having its head office at Suite 2500, 161 Bay Street, BCE Place, Toronto, Ontario, M5J 2S1, as Trustee of those investment funds listed in Schedule "A" to this Agreement

(the "**Trustee**")

- and -

IBT TRUST COMPANY (CANADA), a trust company organized under the laws of Canada, and authorised to carry on business as a trustee in Ontario, having an office at First Canadian Place, 100 King Street West, Suite 2800, Toronto, Ontario, M5X 1C8

(the "**Custodian**")

WITNESS THAT:

A. The Trustee desires to appoint the Custodian to act as custodian for the Funds, including without limitation, to provide safekeeping and custodial services with respect to all cash, securities and other assets of the Funds.

B. The Custodian has agreed to act as custodian for the Funds, and the parties desire to set forth certain terms relating to the activities of the Trustee and the Custodian.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Master Custody Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Master Custody Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the following meanings:

1.1.1 "**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario), as the same may be amended from time to time.

1.1.2 "**Applicable Law**" means, unless the context otherwise dictates, Securities Laws, Privacy Laws and any other law, statute, regulation, rule, order, judgement, decree, treaty, directive or other requirement or policy in effect from time to time and applicable to any Fund, the Custodian, and any activity, event or other matter related to this Agreement.

1.1.3 "**Authorised Persons**" means those individuals authorised in writing by the Trustee, as contemplated in Section 2.5, to give instructions to the Custodian, which may include, without limitation, directors, officers or employees of the Trustee or of any Investment Manager or of any securities lending agent appointed by a Fund.

1.1.4 "**Beneficial Ownership Determination Date**" means, in respect of a meeting of holders of any Voting Portfolio Securities, the record date for voting or, in the absence of a record date for voting, the date established by the applicable issuer for the determination of the registered holders of Voting Portfolio Securities that are entitled receive notice of the meeting.

1.1.5 "**Book-Based System**" means a system for the central handling of securities or equivalent book-based entries pursuant to which system all securities of any particular class or series of any issuer deposited within the system are treated as fungible and may be transferred or pledged by book-keeping entry without physical delivery of such securities.

1.1.6 "**Business Day**" means a day that is not a Saturday, Sunday or a holiday in the Province of Ontario.

1.1.7 "**Confidential Information**" means all information of a party that is not generally known to the public, whether of a technical, business or other nature (including all trade secrets, business processes, investment management strategies, investment programs, investment portfolios, know-how, designs, Unitholder Information, Personal Information, business plans, promotional and marketing activities, product plans, fee schedules, information relating to management fee distributions of any Fund, finances and other business affairs of the party), that is disclosed by the party or by a Representative of the party or an Affiliate of the party (collectively, the "**Disclosing Party**") to the other party (the "**Receiving Party**") or that is otherwise learned by the Receiving Party in the course of its discussions or business dealings with, or its physical or electronic access to the premises of, the Disclosing Party, and that has either been identified as being proprietary and/or confidential by the Disclosing Party or that by the nature of the circumstances surrounding the disclosure or receipt ought to be treated as proprietary and confidential.

1.1.8 "**Depository**" means The Canadian Depository for Securities Limited, the Depository Trust Company or any domestic or foreign depository or clearing agency which is incorporated or organized under the laws of a country or a political subdivision of a country that does, and is duly authorised to, operate a Book-Based System in that country or does, and is duly authorised to, operate a transnational Book-Based System.

1.1.9 "**Fed Funds Rate**" means, with respect to any date on which interest is to be calculated, the rate that appears, at 11:00 a.m. (Eastern time) on such date, on the display page designated as "Page 120" (or any successor page) provided by Bridge Telerate Capital Markets (Telerate page 120) under the caption "FED FUNDS EFFECTIVE" and the Column heading "EFF" for the Business Day preceding such date; provided, however, that if a rate does not so appear or if Telerate page 120 is not available, then the Fed Funds Rate shall be the rate determined in accordance with the foregoing on the immediately preceding date on which interest was calculated for the purposes of this Agreement.

1.1.10 "**Federal Reserve System**" means the Federal Reserve – Treasury Department Book Entry System for United States government, instrumentality and agency securities operated by the Federal Reserve Bank, its successor or successors and its nominee or nominees.

1.1.11 "**Funds**" means the investment funds listed in Schedule "A" to this Agreement, each established pursuant to a declaration of trust, as the same may hereafter be amended, the particulars of which are listed in Schedule "A" attached hereto which forms part of this Master Custody Agreement as the same may be constituted and amended from time to time, and "**Fund**" means any one of them.

1.1.12 "**Fund Property**" at any time, means, in respect of a Fund, any and all moneys, securities, property, assets and investments transferred, conveyed or paid to the Custodian, including all income which may thereafter accumulate thereon and all moneys, securities, property, assets or investments substituted for or representing all or any part of the foregoing.

1.1.13 "**Investment Manager**" means the Person or entity, or Persons or entities appointed by the Trustee from time to time (and may include the Trustee) pursuant to the provisions of the declaration of trust governing any Fund, to determine, in its discretion which security shall be purchased, held or sold for a Fund and to execute or cause the execution of purchase and sale orders in respect of such determinations.

1.1.14 "**National Instruments**" means National Instrument 81-102, as amended or restated from time to time, and any additional rule or instrument adopted by the Canadian Securities Administrators which governs the affairs and operations of mutual funds or non-redeemable investment funds which offer their securities to the public in Canada.

1.1.15 "**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

1.1.16 "**Personal Information**" means information about an identifiable individual.

1.1.17 "**Portfolio Securities**" means all securities, together with all commodity futures contracts and commodity futures options, acquired, owned or disposed of, as the case may be, by a Fund.

1.1.18 "**Prime Rate**" means, for any day the annual rate of interest equal to the rate that the Royal Bank of Canada establishes at its principal office in Toronto as the reference rate of interest to determine the interest rates it will charge on that day for commercial loans in Canadian dollars made to its customers in Canada and that it refers to as its "prime rate of interest".

1.1.19 "**Privacy Law**" means any federal, provincial, municipal or other applicable statute, law, regulation, order or rule, common law or mandatory policy or guideline of any governmental or regulatory body or agency applicable to a Fund or the Custodian relating to the collection, use and/or disclosure of Personal Information, including the *Personal Information and Electronic Documents Act* (Canada) and equivalent provincial legislation.

1.1.20 "**Proper Instructions**" means (i) instructions regarding the purchase or sale of Portfolio Securities, and payments and deliveries in connection therewith, given by an Authorised Person, such instructions to be given in such form and manner as the Trustee and the Custodian shall agree upon from time to time in a services agreement or otherwise, and (ii) instructions (which may be continuing instructions) regarding other matters signed or initialled by an Authorised Person.

1.1.21 "**Prospectus**" means, in the case of a Fund which is a mutual fund, the most recent final prospectus of a Fund pursuant to which its securities are being continuously distributed or which has been filed by the Fund as a non-offering prospectus under Securities Laws and, in the case of any Fund which is a non-redeemable investment fund, means its most recent final prospectus or annual information form, whichever is later dated.

1.1.22 "**Representative**" means, with respect to a Person, an officer, director, employee, contractor, agent, advisor or other representative of that Person.

1.1.23 "**Securities Laws**" means the laws, statutes, regulations, rules, orders, instruments (including any National Instrument), requirements and policies of Canada or a province or territory thereof or any governmental or regulatory body or agency having jurisdiction over a Fund and any stock exchange on which the units of any Fund are listed for trading.

1.1.24 "**Unitholder Information**" means any and all information related to a unitholder of a Fund, including such Person's name, address, e-mail address, telephone number, demographic information, passwords, financial information, account information, information about transactions effected by the Person and, in the case of an individual, any and all Personal Information pertaining to that individual.

1.1.25 "**Vote-Eligible Unitholder**" means a unitholder of a Fund who has satisfied the applicable provisions of the declaration of trust of such Fund entitling such unitholder to vote Voting Portfolio Securities owned by such Fund at any meeting of the holders of such Voting Portfolio Securities and in respect of whose request the Trustee is required to act.

1.1.26 "**Vote-Eligible Voting Portfolio Securities**" means, in respect of any Vote-Eligible Unitholder and an annual or special meeting of the holders of Voting Portfolio Securities of an issuer, the number of Voting Portfolio Securities calculated as the product

of X and Y, disregarding any fractional amount, for a Fund, where X is equal to the percentage ownership interest of the Vote-Eligible Unitholder in the Fund on the Beneficial Ownership Determination Date, calculated in the manner set forth in the declaration of trust for the Fund, and Y is equal to, in respect of the Fund, the number of Voting Portfolio Securities beneficially owned by the Fund on the Beneficial Ownership Determination Date.

1.1.27 "**Voting Portfolio Security**" means any share, stock, bond, debenture, unit of any trust or limited partnership, convertible or exchangeable share, stock, bond, debenture or unit or warrant or other similar property or security of any issuer which carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.1.28 "**Master Custody Agreement**", "**this Agreement**", "**hereof**", "**hereby**", "**herein**", "**hereto**", "**hereunder**" and similar expressions, means this master custody agreement made and entered into as of this 30th day of June, 2003, as it may be amended, supplemented, replaced or restated from time to time.

1.2 Terms Defined under Applicable Law

The terms "clearing agency", "mutual fund", "non-redeemable investment fund" and "securities" have the respective meanings attributed thereto under the *Securities Act* (Ontario), as amended from time to time, and the rules and regulations thereto, including, without limitation, any National Instrument.

1.3 Singular/Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and *vice versa*, and words importing the masculine gender include the feminine.

1.4 Headings

The headings of all the Articles and Sections hereof and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.6 Statute References

Any reference herein to a statute, regulations or rules promulgated thereunder shall be deemed to be a reference to such statute, regulations or rules as amended, re-enacted or replaced from time to time and references to specific parts, paragraphs or sections thereof shall include all amendments, re-enactments or replacements thereof.

1.7 References to Acts Performed by the Fund

For greater certainty, unless this Agreement provides otherwise, where any reference is made in this Agreement to an act to be performed by a Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Fund or by such other Person to whom authority to act has been lawfully delegated.

1.8 Trustee's Capacity

For greater certainty, unless this Agreement or Applicable Law provides otherwise, it is understood that the Trustee is acting in its capacity as Trustee on behalf of each Fund. To the extent that an amount payable hereunder to the Custodian or to any other Person is in respect of a debt, liability, obligation, demand, judgment, cost, charge or expense which is permitted by a Fund's declaration of trust to be borne by or paid by the Fund, the Trustee shall not be subject to any personal liability for any or all of the same and resort shall be had hereunder solely to the assets of the Funds for the payment or performance thereof.

1.9 Unitholders of Funds

It is expressly understood that no unitholder of a Fund shall be held to have any personal liability as such, and no resort shall be had to his or her private property, for satisfaction of any obligation or claim arising out of or in connection with this Agreement or any obligation of a Fund or of the Trustee hereunder, but rather that the Fund Property only is intended to be liable and subject to levy or execution for such satisfaction.

ARTICLE 2
APPOINTMENT OF CUSTODIAN AND SUB-CUSTODIANS

2.1 Appointment as Custodian

The Trustee, on behalf of each Fund, hereby appoints the Custodian, and the Custodian hereby accepts appointment, as the custodian of all Fund Property, subject to the terms and conditions hereinafter set forth. As custodian, the Custodian shall have general responsibility for the safekeeping of only such Fund Property that is delivered to it or to its sub-custodians appointed in accordance with this Agreement. The Custodian shall act in accordance with the standard of care set forth in Section 6.1.1, and in accordance with certain procedures agreed between the Trustee and the Custodian in a services agreement.

2.2 No Investment Discretion

Notwithstanding anything set forth in this Agreement, the Custodian shall have no responsibility for the investment management of the Fund Property or for the investment decisions of the Fund save and except for carrying out the Proper Instructions given to it pursuant to this Agreement or as expressly contemplated under the terms of the services agreement entered into between the Trustee and the Custodian and the Custodian shall not be liable for investment choices made by or on behalf of the Funds.

2.3 Maintaining Qualifications

The Custodian shall at all times maintain at least the minimum qualifications required by any National Instrument or otherwise by Applicable Law in order to act as a Custodian of mutual funds which offer their securities to the public in Canada.

2.4 Appointment of Sub-Custodians

2.4.1 Except as otherwise provided in this Agreement, the Fund Property of each Fund shall be held in Canada by the Custodian or its sub-custodian, or outside Canada, by its sub-custodians, if appropriate to facilitate portfolio transactions of the Fund outside Canada.

2.4.2 The Custodian may appoint sub-custodians (who may be affiliated with or otherwise related to the Custodian) and enter sub-custodianship agreements on terms and conditions that are substantially consistent with the terms and conditions of this Agreement, provided, however, that written consent to such appointment has been provided by each Fund. The Trustee hereby consents, on behalf of each Fund, to the appointment of The Royal Trust Company in respect of Fund Property to be held in Canada, and Investors Bank & Trust Company and Barclays Global Investors, N.A., with respect to Fund Property to be held outside Canada. Consent is also hereby given with respect to Fund Property to be held outside Canada by those sub-custodians which are part of the Investors Bank & Trust Company's international network of sub-custodians. The Custodian shall provide to each Fund a list of the aforesaid international network of sub-custodians and will further provide updated lists when any sub-custodian is added or deleted. Upon notice to each Fund of the appointment of any additional sub-custodians by the Custodian, the Funds will be deemed to have consented to such appointment if the sub-custodian appointed by the Custodian is part of the aforesaid international network of sub-custodians maintained by Investors Bank & Trust Company.

2.4.3 A sub-custodian appointed by the Custodian shall be permitted to appoint a sub-custodian only upon the prior written consent of the Custodian and each Fund. The arrangement under which any sub-custodian is appointed shall provide that a Fund, acting directly or through the Custodian or the sub-custodian, may enforce its rights in respect of all Fund Property which is held by the sub-custodian, it being acknowledged that the Custodian enters into such arrangement on its own behalf as well as on behalf of each of its clients.

2.4.4 Any sub-custodian appointed by or under the authority of the Custodian or its sub-custodians shall be a Person eligible to act as a sub-custodian under the provisions of the National Instruments, and shall execute an agreement on terms and conditions substantially consistent with the terms and conditions of this Agreement, in accordance with the rules, policies and guidelines under Applicable Law in effect from time to time and, further, in accordance with the laws of the country where the sub-custodian is located, to the extent required or necessary. The Custodian shall annually review this Custodian Agreement and all sub-custodian agreements to determine if those Agreements are in compliance with Applicable Law, and shall also make reasonable enquiries as to whether

each sub-custodian is a permitted custodian under the National Instruments. The Custodian shall, not less frequently than annually, make or cause to be made any changes as may be necessary to ensure that this Agreement and all sub-custodian agreements are in compliance with the National Instruments, and that all sub-custodians of the Fund are qualified sub-custodians under the National Instruments.

2.4.5 Where required under Applicable Law, including, without limitation, the National Instruments, the Custodian shall, within 60 days following the end of each financial year of each Fund, advise the Trustee in writing of the names and addresses of all sub-custodians of each Fund, whether this Custodian Agreement and the sub-custodian agreements comply with the National Instruments, and whether, to the best of the knowledge and belief of the Custodian, each sub-custodian satisfies the requirements of the National Instruments. The Custodian acknowledges and agrees that copies of the aforementioned reports may be filed by each Fund with the Canadian securities regulatory authorities from time to time.

2.4.6 Notwithstanding any other provision of this Agreement, it is acknowledged that in certain designated markets where the Custodian is providing custodial services (whether directly or through a sub-custodian) in respect of a Fund, the Custodian may not be able to accept some of the liabilities or responsibilities, including liabilities for the acts of its agents, which are otherwise contemplated by this Agreement. Accordingly, the Custodian shall, through a side letter or letters, and in relation to facts and circumstances disclosed by the Custodian to the Fund in the ordinary course, specify the particular responsibilities of the Custodian which apply to the designated market or markets in question. The terms of such side letter, as agreed to in writing by the Fund, shall be deemed to amend the related provisions of this Agreement.

2.5 Proper Instructions and Certification as to Authorised Persons

2.5.1 Each Fund authorizes the Custodian to act upon and rely on, and directs it to accept and act upon, Proper Instructions received by the Custodian except where, prior to acting on such Proper Instructions, the Custodian has received proper notification that the individual who purported to give the Proper Instructions is no longer an Authorised Person of the Fund. Proper Instructions shall include communication effected in writing or directly between electro-mechanical or electronic devices or such other means of communication as agreed between the Trustee and the Custodian, including information transmitted by the underwriters of any Fund. Each Fund hereby authorizes such use of electro-mechanical or electronic communication and the Trustee and the Custodian will agree under the terms of a services agreement as to procedures which shall afford adequate safeguards for Fund Property. Oral instructions will be considered Proper Instructions if the Custodian reasonably believes them to have been given by an Authorised Person. The Trustee shall use its best efforts to cause all oral instructions to be promptly confirmed in writing. The Custodian shall make reasonable efforts to detect any discrepancy between an oral instruction and any confirmation in writing and shall report any such discrepancy to the Fund. The Custodian shall act upon and comply with any Proper Instruction that modifies a prior Proper Instruction. With regard to the correction of any error revealed by a discrepancy or otherwise, the Fund shall give the Custodian detailed Proper Instructions

as to the corrective actions required, and shall be responsible for all expenses incurred by the Custodian in correcting the error. The Trustee shall ensure that any Proper Instruction given to the Custodian or any sub-custodian shall comply with Applicable Law.

2.5.2 Each Fund will at all times maintain on file with the Custodian a certificate, to be updated no less frequently than annually, in such form as may be acceptable to the Custodian, and signed by the authorised officers of the Trustee, setting out (i) the names and titles of the authorised (officers) of the Fund and of any other person(s) or representative(s), including any Investment Manager or securities lending agent appointed by the Fund and authorised to act on behalf of the Fund at the time specified in such certificate, together with specimen signatures of all such officers, Persons or representatives, and the Custodian shall be entitled to rely upon the identification of such Persons as specified in such certificate as the Person(s) entitled to act on behalf of the Fund, Investment Manager, or securities lending agent for the purposes of this Agreement until such later time as a new or amended certification is delivered to the Custodian. The Custodian will be entitled to rely and act upon any such certificate given to it by the Fund which has been signed by the Authorised Persons named in the most recent certificate of the Fund received by the Custodian.

ARTICLE 3
CUSTODY OF FUND PROPERTY

3.1 Separate Accounts

The Custodian (but not a sub-custodian) shall at all times keep Fund Property of each Fund held pursuant hereto distinct from the Fund Property of each other Fund. The Custodian (and, for greater certainty, any sub-custodian) shall at all times keep Fund Property distinct from its own assets and distinguishable in the registers and other books of account kept by the Custodian from those of any other Person, until disbursed or otherwise applied in accordance with the provisions of this Agreement. Unless the context otherwise requires, any reference in this Agreement to any actions to be taken by the Fund shall be deemed to refer only to the Fund Property of that Fund, and any duty or obligation of the Custodian hereunder to the Fund shall be deemed to refer to duties and obligations with respect to such Fund and any obligation or liability of the Custodian hereunder shall be binding only with respect to such Fund and shall be discharged only out of the assets of such Fund.

3.2 Segregation

Except as otherwise permitted by this Section 3.2or Section 4.2, all Fund Property shall be held by the Custodian in its own name or in the name of a sub-custodian, or their respective nominee or nominees, with an account number or other designation in the records of the Custodian, the sub-custodian or nominee, as the case may be, sufficient to establish that the beneficial ownership of the Fund Property of each Fund is vested in that Fund. Where Portfolio Securities are issued in bearer form, they may be held in bearer form and shall be segregated or designated by the Custodian or a sub-custodian, or their respective nominees, so as to establish that the beneficial ownership of such securities is vested in the relevant Fund. Consistent provisions shall be included in any sub-custodian agreement entered into by or under the

authority of the Custodian. For greater certainty, property of a Fund transferred by the Custodian or a sub-custodian to a counterparty as margin pursuant to the Proper Instructions of an Authorised Person in connection with derivative transactions, may be registered in the name of the counterparty, and the Custodian agrees to co-operate in transferring legal title from its name to the counterparty's name when directed to do so by the Trustee.

3.3 Registration

Unless Fund Property is in bearer form, the Custodian shall register Fund Property in the name of the Custodian or in the name or names of nominees, including The Canadian Depository for Securities Limited, and The Depository Trust Company. The Custodian is hereby expressly empowered to keep the same wholly or partly, in its principal office or in any one or more of its branches in any province of Canada or at the office of, or any branch of any sub-custodian, including itself or its Affiliates, and to hold securities through the facilities of The Canadian Depository for Securities Limited or the Depository Trust Company, or any other domestic or foreign Depository, all as the Custodian may determine; provided that, where Fund Property is held by a Depository, the records of the Custodian and any sub-custodian shall, as regards such Fund Property, contain an account number or other designation sufficient to show that the beneficial ownership of such Fund Property is vested in the Fund. For purposes of this Agreement, any Book-Based System in which the Custodian or any sub-custodian holds Fund Property shall not be considered to be a custodian or sub-custodian of a Fund.

3.4 Federal Reserve –Treasury Department Book-Entry System

3.4.1 The Custodian may keep Portfolio Securities in the Federal Reserve System provided that such Portfolio Securities are represented in an account ("**Account**") of the Custodian or a sub-custodian (or its agent) in such System which shall not include any assets of the Custodian or a sub-custodian (or such agent) other than assets held as a fiduciary, custodian or otherwise for customers.

3.4.2 The records of the Custodian or a sub-custodian (and any such agent) with respect to each Fund's participation in the Federal Reserve System through the Custodian or a sub-custodian (or any such agent) will identify by book entry the Portfolio Securities which are included with other securities deposited in the Account and shall at all times during the regular business hours of the Custodian or a sub-custodian (or such agent) be open for inspection by duly authorised officers, employees or agents of the Fund. Where securities are transferred to the Fund's account, the Custodian or a sub-custodian shall also, by book entry or otherwise, identify as belonging to the Fund a quantity of securities in a fungible bulk of securities (i) registered in the name of the Custodian or a sub-custodian or its nominee, or (ii) shown on the account of the Custodian or a sub-custodian on the books of the Federal Reserve Bank.

3.4.3 In accordance with Proper Instructions, the Custodian or a sub-custodian (or its agent) shall pay for securities purchased for the account of the Fund or shall pay cash collateral against the return of Portfolio Securities loaned by the Fund upon (i) receipt of advice from the Federal Reserve System that such Securities have been transferred to the Account, and (ii) the making of an entry on the records of the Custodian or a sub-custodian

(or its agent) to reflect such payment and transfer for the account of the Fund. In accordance with Proper Instructions, the Custodian or a sub-custodian (or its agent) shall transfer securities sold or loaned for the account of the Fund upon:

3.4.3.1 receipt of advice from the Federal Reserve System that payment for securities sold or payment of the initial cash collateral against the delivery of securities loaned by the Fund has been transferred to the account of the Fund; and

3.4.3.2 the making of an entry on the records of the Custodian or a sub-custodian (or its agent) to reflect such transfer and payment for the account of the Fund. Copies of all advices from the Federal Reserve System of transfers of securities for the account of the Fund shall identify the Fund, be maintained for the Fund by the Custodian or a sub-custodian and shall be provided to the Fund at its request. The Custodian or a sub-custodian, as applicable, shall send the Fund a confirmation of any transfers to or from the account of the Fund.

3.4.4 The Custodian shall promptly provide the Fund with any report obtained by the Custodian, a sub-custodian or its agent on the Federal Reserve System's accounting system, internal accounting control and procedures for safeguarding securities deposited in the Federal Reserve System.

3.5 Cash

3.5.1 The Custodian or its sub-custodians may open and maintain a separate and segregated bank account or accounts in the name of the Custodian or sub-custodian, as applicable, for the benefit of any Fund, in such Canadian chartered banks or such other deposit-taking institution in any jurisdiction, (including the Custodian or any sub-custodian or their Affiliates) as they may, in their discretion, deem advisable, so long as the Fund, on the records of the Custodian, is shown to have beneficial ownership of such balances, and shall hold in such account or accounts, subject to provisions hereof, cash received by or from, or for the account of any Fund. Such funds shall be deposited by the Custodian or its sub-custodians in their capacity as Custodian or sub-custodian and, except as otherwise provided in this Agreement, shall be withdrawable by the Custodian or its sub-custodian only in that capacity.

3.5.2 The Trustee acknowledges that, unless otherwise directed in writing by the Trustee, the Custodian or its sub-custodians may enter into cash management arrangements with a Canadian chartered bank or other deposit-taking institution which maintains such an account to which such funds are deposited, pursuant to which the amount in such account may be, for the purposes only of computing the rate of interest payable on such amount, aggregated with other amounts and accounts maintained by the Custodian or its sub-custodians for its or their own account or for the account of others with such bank or deposit-taking institution.

3.6 Advances and Overdrafts

The Custodian may, in its sole discretion, advance money to any Fund for the purposes of settlement of transactions upon receipt of Proper Instructions. Should such payment

or payments with advanced funds result in an overdraft or related indebtedness (due to insufficiencies of such Fund's account with the Custodian, or for any other reason) this Agreement deems any such overdraft or related indebtedness, together with any accrued interest on such overdraft, a loan (an "**Overdraft Loan**") made by the Custodian to the relevant Fund payable on demand. Such loan shall bear interest at (i) in the case of loans denominated in Canadian dollars, at the Prime Rate minus 100 basis points, (ii) in the case of loans denominated in U.S. dollars, at the RTUSOVDR plus two percent (2%), and (iii) in the case of loans denominated in other than Canadian or U.S. dollars, at the then current rate charged by the Custodian. The Custodian shall have a security interest on the Fund Property (whether in its custody or the custody of a sub-custodian appointed in accordance with this Agreement) in an amount not to exceed the greater of (i) the amount of the Overdraft Loan, and (ii) the amount required by Applicable Law. Each Fund hereby authorizes the Custodian in its reasonable judgment to charge any Overdraft Loan (together with any unpaid interest thereon accrued pursuant to this Section 3.6) against any balance of account standing to the credit of a Fund on the Custodian's books in accordance with the procedures set out in a services agreement between the Fund and the Custodian.

3.7 Liens

Unless the Trustee shall otherwise direct the Custodian through the delivery of Proper Instructions, the Portfolio Securities of a Fund held by the Custodian or any sub-custodian under the terms of this Agreement shall not be subject to any mortgage, pledge, hypothec, charge, lien, security interest or any other encumbrance of any nature or kind except in respect of a good faith claim for the payment of fees or expenses of the Custodian or a sub-custodian in connection with acting in such capacity or to secure the obligations of a Fund to repay borrowings by the Fund from a Custodian or a sub-custodian for the purpose of settling portfolio transactions.

3.8 Communications with Issuers of Voting Portfolio Securities

Unless the Custodian shall receive Proper Instructions to the contrary, or, as may be required by Applicable Law, or as otherwise contemplated herein or in the services agreement, the Custodian and any sub-custodian shall not advise or inform any Person (other than the Trustee, the Custodian, a sub-custodian or any service provider of the Custodian or a sub-custodian) that a Fund is the beneficial owner of Portfolio Securities of any issuer.

ARTICLE 4
CONCERNING THE CUSTODIAN

4.1 Surrender of Fund Property

Except as otherwise permitted by this Agreement, all Fund Property held by the Custodian or a sub-custodian shall be surrendered only in accordance with Proper Instructions (which may be continuing Proper Instructions).

4.1.1 Without limiting the generality of the foregoing, upon receipt by the Custodian of Proper Instructions (which may be continuing Proper Instructions) or in the case of payments for redemptions, repurchases or exchanges of outstanding units of a Fund,

notification from the Fund's transfer agent, as provided in Section 4.6, requesting such payment, designating the payee or the account or accounts to which the Custodian will release funds for payment, the Custodian will make payments for the account of a Fund as permitted below:

4.1.1.1 upon the purchase of securities for the Fund, against contemporaneous receipt of such securities by the Custodian or against delivery of securities to the Custodian in accordance with generally accepted settlement practices and customs in the jurisdiction or market in which the transaction occurs, registered in the name of the Fund or in the name of, or properly endorsed and in form for transfer to, the Custodian, a sub-custodian or a nominee of the Custodian or sub-custodian, or receipt for the account of the Custodian pursuant to the provisions of Article 3, each such payment to be made at the purchase price shown on a broker's or dealer's confirmation of purchase of the securities received by the Custodian or sub-custodian before such payment is made, as confirmed in the Proper Instructions received by the Custodian before such payment is made;

4.1.1.2 in such amount as may be necessary in connection with the exchange or redemption of units of a Fund offered for exchange or redemption in accordance with Section 4.6 of this Agreement;

4.1.1.3 for the payment on the account of the Fund of distributions to unitholders as may from time to time be declared by the Fund and any expenses of the Fund permitted by its declaration of trust to be paid by the Fund;

4.1.1.4 for payments in connection with the conversion, exchange or surrender of Portfolio Securities or securities subscribed to by the Fund held by or to be delivered to the Custodian or a sub-custodian;

4.1.1.5 to repay loans of money made to the Fund, but, in the case of final payment, only upon redelivery to the Custodian or any sub-custodian of any Portfolio Securities pledged or hypothecated therefor upon surrender of documents evidencing the loan;

4.1.1.6 to repay the cash delivered to the Fund for the purpose of collateralizing the obligation to return to the Fund Portfolio Securities borrowed from the Fund, but only upon redelivery to the Custodian of such borrowed certificates;

4.1.1.7 for payments in connection with foreign exchange contracts or options to purchase and sell foreign currencies for spot and future delivery which may be entered into by the Custodian or any sub-custodian on behalf of the Fund upon the receipt of Proper Instructions, such Proper Instructions to specify the currency broker or banking institution (which may be the Custodian, a sub-custodian, or any Affiliate or agent, acting as principal) with which the contract or option is made, and the Custodian shall have no duty with respect to the selection of

currency brokers or banking institutions with which the Fund deals or for their failure to comply with the terms of any contract or option;

4.1.1.8 for other authorised transactions of the Fund, or other obligations of the Fund incurred for proper purposes of the Fund, all as may be permitted in the Prospectus or declaration of trust for the Fund; provided that before making any such payment the Custodian will also receive a certificate of the Trustee either describing the transaction for which payment is to be made and declaring it to be an authorised transaction of the Fund, or specifying the amount of the obligation for which payment is to be made, setting forth the purpose for which such obligation was incurred and declaring the same to be permitted by the Fund's declaration of trust; and

4.1.1.9 upon the termination of this Agreement in respect of a Fund or all Funds as hereinafter set forth pursuant to Sections 4.12 and 7.1 of this Agreement.

4.1.2 The Custodian and any sub-custodian will transfer, exchange, deliver or release Portfolio Securities held by it hereunder, insofar as such Portfolio Securities are available for such purpose, upon receipt of Proper Instructions which describe the transaction with sufficient particularity. Without limiting the generality of the foregoing, after receipt of such Proper Instructions, the Custodian will transfer, exchange, deliver or release Portfolio Securities in the following circumstances:

4.1.2.1 upon sales of Portfolio Securities for the account of the Fund, against contemporaneous receipt by the Custodian of payment therefor in full, or against payment to the Custodian in accordance with generally accepted settlement practices and customs in the jurisdiction or market in which the transaction occurs, each such payment to be in the amount of the sale price shown in a dealer's or broker's confirmation of sale received by the Custodian before such payment is made, as confirmed in the Proper Instruction received by the Custodian before such payment is made;

4.1.2.2 in exchange for or upon conversion into other securities or other securities and cash pursuant to any plan of merger, consolidation, arrangement, reorganization, share split, change in par value, recapitalization or readjustment or otherwise, upon exercise of subscription, purchase or sale or other similar rights represented by such Portfolio Securities, or for the purpose of tendering securities in the event of a take-over bid, tender offer, or insider bid therefor;

4.1.2.3 upon conversion or exchange of Portfolio Securities pursuant to their terms into or for other securities;

4.1.2.4 for the purpose of redeeming or exchanging units of a Fund on and subject to the rights of exchange or redemption set out in the Fund's declaration of trust, and as described in its Prospectus;

4.1.2.5 in the case of option contracts owned by the Fund, for presentation to the endorsing broker;

4.1.2.6 when such Portfolio Securities are called, redeemed or retired or otherwise become payable;

4.1.2.7 for the purpose of effectuating the pledge of Portfolio Securities held by the Custodian in order collateralize loans made to the Fund by any counterparty under the terms of a securities lending program authorised by Section 4.5;

4.1.2.8 for the purpose of releasing certificates representing Portfolio Securities, against contemporaneous receipt by the Custodian of the fair market value of such Security as set forth in the Proper Instructions received by the Custodian before such payment is made;

4.1.2.9 for the purpose of delivering securities lent by the Fund to any counterparty on and subject to the terms of a securities lending program authorised pursuant to Section 4.5;

4.1.2.10 for other authorised transactions of the Fund or for other proper purposes; provided that before making such transfer, the Custodian shall also receive a certificate of the Trustee specifying the Portfolio Securities to be delivered, setting forth the transaction in or purpose for which such delivery is to be made, declaring such transaction to be an authorised transaction of the Fund within the meaning of its declaration of trust, and naming the Person or Persons to whom delivery of such securities shall be made; and

4.1.2.11 upon termination of this Agreement as hereinafter set forth pursuant to Sections 4.12 or 7.1 of this Agreement.

4.2 Authorised Actions

Notwithstanding anything herein to the contrary, unless the Custodian receives Proper Instructions to the contrary, the Custodian and any sub-custodian is specifically authorised and empowered, but only to the extent required to fulfil its obligations hereunder:

4.2.1 to endorse for collection and collect on behalf of and in the name of a Fund all cheques, drafts or other negotiable or transferable instruments or other orders for the payment of money received by it for the account of the Fund;

4.2.2 to take all reasonable steps to collect, receive and hold in custody all income, principal, dividends, interest and other payments and distributions when due in respect of any Fund Property in its custody and promptly credit all cash receipts received by it for the account of the Fund; if Portfolio Securities upon which such income is payable are in default or payment is refused after due demand or presentation, the Custodian shall notify the Fund in writing of any default or refusal to pay in accordance with the procedures prescribed in a services agreement entered into between the Custodian and the Fund;

4.2.3 to process on behalf of a Fund such ownership and such other documents as may be required to obtain payment of income, principal, dividends, interest or other distributions with respect to Fund Property in its custody;

4.2.4 to execute or cause to be executed ownership and other certificates and affidavits for all tax and other purposes in connection with the collection of all proceeds from the ownership of Portfolio Securities of a Fund;

4.2.5 receive and hold for the account of the Fund all securities received as a distribution on Portfolio Securities as a result of a stock dividend, share split, subdivision, consolidation, reorganization, recapitalization, merger, amalgamation, arrangement, readjustment, distribution of rights and similar securities issued with respect to any Portfolio Securities or other Fund Property held by it hereunder;

4.2.6 present for payment all Portfolio Securities which are called, redeemed, retired or otherwise become payable, and hold cash received by it upon payment for the account of the Fund;

4.2.7 exchange certificates for Portfolio Securities when such exchange is purely ministerial in nature (including, without limitation, the exchange of certificates in interim form for certificates in definitive form, or temporary Portfolio Securities for Portfolio Securities in definitive form), and the exchange of warrants or other documents of entitlement for the Portfolio Securities themselves;

4.2.8 pay or cause to be paid, any and all taxes and levies in the nature of taxes imposed on Portfolio Securities or other Fund Property by any governmental authority in connection with custody and transactions in such Portfolio Securities or other Fund Property; and

4.2.9 attend to all non-discretionary details in connection with the custody, sale, purchase, transfer and other dealings with Fund Property.

4.3 Corporate Actions

4.3.1 If at any time the Custodian is notified that an issuer of any Portfolio Security or any other Person has taken or intends to take an action (the "**Corporate Action**") that affects the rights, privileges, powers, preferences, qualification or ownership of a Portfolio Security, including without limitation, any rights offering, takeover bid, tender offer, issuer bid, merger, consolidation, subdivision, reorganization, liquidation, combination, arrangement, amalgamation, asset spin-off, receivership, bankruptcy or insolvency proceedings, compromise or arrangement, or requiring the deposit of securities or the withdrawal, transfer, assignment or exchange of securities, or any stock split, stock dividend, dividend in specie, other dividend or distribution on Portfolio Securities, or any other action which would require an affirmative response, action or other decision on the part of the holder of any Portfolio Security (a "**Response**"), the Custodian shall notify the Fund promptly of the Corporate Action, the Response required in connection with the Corporate Action and the Custodian's deadline for receipt from the Fund of Proper Instructions regarding the Response (the "**Response Deadline**"), all in accordance with the

procedures set forth in the services agreement between the Custodian and the Fund for this purpose. The Custodian shall forward or make available to the Trustee via telecopier, overnight courier or any other manner agreed to by the Fund and the Custodian, in the services agreement or otherwise, all notices, information statements, or other materials relating to the Corporate Action promptly after receipt of such materials by the Custodian.

4.3.2 Except as provided below, the Custodian shall act upon a required Response only after receipt by the Custodian of Proper Instructions from the Fund no later than 5:00 p.m. (Eastern time) on the date specified as the Response Deadline and only if the Custodian (or its agent or any subcustodian hereunder) has actual possession of all necessary Portfolio Securities, consents and other materials no later than 5:00 p.m. (Eastern time) on the date specified as the Response Deadline.

4.3.3 The Custodian shall have no duty to act upon a required Response if Proper Instructions relating to such Response and all necessary Portfolio Securities, consents and other materials are not received by and in the custody of the Custodian (including, without limitation, in one of the manners specified in Section 4.3.1) by no later than 5:00 p.m. (Eastern time) on the date specified as the Response Deadline, provided the Custodian has acted in accordance with the procedures set forth in this Agreement and the services agreement between the Custodian and Fund regarding such Corporate Action. Notwithstanding the foregoing, the Custodian may, in its reasonable discretion, use its best efforts to act upon a Response for which Proper Instructions and/or necessary Portfolio Securities, consents or other materials are received by the Custodian after 5:00 p.m. (Eastern time) on the date specified as the Response Deadline, it being acknowledged and agreed by the Fund and the Custodian that any undertaking by the Custodian to use its best efforts in such circumstances shall in no way create any duty upon the Custodian to complete such Response prior to its expiration. Notwithstanding the foregoing sentence, if the Custodian has, by reason of a breach of its standard of care set out in Section 6.1.1, or its negligence or failure to act in accordance with the procedures set forth in this Agreement or the aforesaid services agreement, caused the Fund to provide a Response on a Corporate Action after 5:00 p.m. (Eastern time) on the date specified as the Response Deadline for such Corporate Action, the Custodian will use its best efforts to act upon such Response.

4.4 Voting and Proxies

4.4.1 If at any time the Custodian is notified that an issuer of any Voting Portfolio Security intends to hold a meeting of the holders of such Voting Portfolio Securities, the Custodian shall notify the Fund promptly of the same in accordance with the procedures set forth in the services agreement between the Custodian and the Fund established in respect of this Agreement. Forthwith thereafter, upon receipt of Proper Instructions from a Fund specifying the name or names of Vote-Eligible Unitholders, the Custodian shall take such steps as may be required to determine the Beneficial Ownership Determination Date in respect of such meeting, and request the registrar and transfer agent of the Fund to provide to it such information with respect to the holdings of each Vote-Eligible Unitholder in such Fund on the Beneficial Ownership Determination Date as it may require

for the purpose of calculating the Vote-Eligible Voting Portfolio Securities of each Vote-Eligible Unitholder in respect of such meeting.

4.4.2 As soon as reasonably practicable upon the receipt of the information requested under Section 4.4.1, the Custodian shall calculate the Vote-Eligible Voting Portfolio Securities of each Vote-Eligible Unitholder and take all such steps and action as may be required to facilitate the deliveries required to be made to Vote-Eligible Unitholders as set forth in Section 4.4.3.

4.4.3 The Custodian shall deliver promptly to the Trustee or to a duly authorised Investment Manager, or as the Fund may otherwise direct by Proper Instructions, including, without limitation, to Vote-Eligible Unitholders, all forms of proxies, proxy circulars, information circulars and voting instructions, such proxies or voting instructions to be duly executed as applicable by the Custodian, sub-custodian or its nominee or otherwise as the Trustee may direct in Proper Instructions.

4.5 Securities Lending Program

The Custodian shall, on receipt of Proper Instructions (which may be continuing instructions) participate on behalf of a Fund in a securities lending program in any jurisdiction in which Portfolio Securities are held hereunder and, in connection therewith, release and deliver Portfolio Securities and return collateral received as security for the return of securities on loan in accordance with the provisions of such securities lending program.

4.6 Redemptions

The Custodian shall, upon receipt of notification and instructions by a Fund's transfer agent of a receipt of a request for a redemption of units of the Fund in proper form, make cash and any applicable Portfolio Securities available for payment to, or in accordance with the instructions of, the relevant party specified in the notification and instructions. The Custodian shall transfer the cash and any applicable Portfolio Securities to or on the order of the relevant party as specified in the notification and instructions. All transfers and payments (less any applicable administrative or other charges) shall be effected in such manner as set out in the services agreement to be entered into between the Custodian and the Fund.

4.7 Derivatives Transactions

4.7.1 Upon receipt of Proper Instructions, the Custodian shall purchase, hold, sell or exercise calls or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts, or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a recognized exchange.

4.7.2 Upon the receipt of Proper Instructions, the Custodian shall arrange for futures margin accounts to be maintained with investment dealers or futures brokers and, upon the receipt of Proper Instructions, cause initial margin or variation margin to be transferred to the clearing house of various futures exchanges.

4.8 Legal Actions

On receipt of Proper Instructions, the Custodian or any sub-custodian shall, at the expense of the Fund, appear in, prosecute or defend any legal or equitable proceeding, either in its own name or in the name of its nominee, including, without limitation, any class action affecting Portfolio Securities of the Fund in the custody of the Custodian or sub-custodian, or securities formerly owned by the Fund and at one time under the custody of the Custodian, sub-custodian or any prior custodian or sub-custodian of the Fund; provided that any Custodian or sub-custodian of the Fund, as the case may be, shall be indemnified by the Fund in the manner permitted pursuant to Section 6.2 of this Agreement in connection with any and all such actions taken in connection with Proper Instructions. It is understood that the Custodian shall not be obliged to comply with this Section 4.8 to the extent that information regarding the holdings or activities of a Fund prior to the date of this Agreement is not available to the Custodian.

4.9 Contractual Settlement

The Custodian and any sub-custodian, in jurisdictions where settlement practices permit, shall credit a Fund, in connection with a receipt by the Fund of interest or dividends or the sale or redemption of any security held by a Fund, and debit that Fund, in connection with the purchase of any security by that Fund, on the Contract Date (as defined below) with respect thereto, whether or not such monies have been received, or payment made, by the Contract Date; provided, however, that if after a reasonable time (as determined by the Custodian or sub-custodian as applicable) following the Contract Date any such payment or receipt shall fail to take place for any reason other than the failure of the Custodian or sub-custodian to make payment against delivery or delivery against payment, all related credits and debits shall be reversed and adjusted to reflect the failure of the transaction to take place. For the purpose of the foregoing, the term "Contract Date" means:

4.9.1 with respect to the purchase or sale of any Portfolio Securities, the contractual settlement date;

4.9.2 with respect to the maturity of a Portfolio Security, the maturity date; and

4.9.3 with respect to interest and dividend payments, the due date established by the payor.

4.10 Dealing with Underwriters

The Custodian or any sub-custodian shall be authorised, upon Proper Instructions, to act as the agent of the underwriters of a Fund pursuant to the terms of the initial or continuous distribution underwriting agreements entered into between the Fund, those underwriters and the Custodian or sub-custodian, for the purpose of facilitating the issuances of additional units of any Fund.

4.11 Merger

In the event that a Fund merges, amalgamates, sells substantially all of its assets, reorganizes or enters into any similar transaction in which another Person continues as the

successor to the Fund, the Custodian and any sub-custodian will deliver Fund Property held by it under this Agreement and disburse cash upon receipt of Proper Instructions.

4.12 Termination of a Fund

Upon the termination of a Fund in accordance with its declaration of trust, the Custodian will deliver Fund Property held by it under this Agreement and disburse cash upon receipt of Proper Instructions.

4.13 Tax Obligations and Claims

The Custodian shall have no responsibility or liability for any obligation now or hereafter imposed on the Trustee, a Fund or the Custodian as custodian of a Fund by the tax laws of Canada or any province or political sub-division of such country. With respect to jurisdictions other than Canada, the responsibility of the Custodian with regards to the tax law of any such jurisdiction shall be to use reasonable efforts and due care to notify the Trustee of the obligations imposed on the Fund or the Trustee by the tax law of such jurisdictions, including responsibility for withholding and other taxes, assessment or other governmental charges, certifications and government reportings and, where requested by the Trustee, perform such specified administrative steps as are required to collect any tax refund, to ascertain the appropriate rate of tax withholding and to provide such documents as may be required to enable each Fund to receive appropriate tax treatment under applicable tax laws and any applicable treaty provisions.

4.14 Maintenance of Records

4.14.1 The Custodian shall maintain books and records with respect to transactions for which the Custodian is responsible, pursuant to the terms and conditions of this Agreement and in compliance with Applicable Law. Such books and records shall be the property of the Fund. The books and records of the Custodian pertaining to its actions under this Agreement and reports by the Custodian or its independent accountants concerning its accounting system, procedures for safeguarding securities, and internal accounting controls will be open to inspection and audit at reasonable times by the Trustee, auditors employed by the Fund, and employees and agents of regulatory or governmental bodies as required by Securities Laws, and will be preserved by the Custodian in accordance with Applicable Law.

4.14.2 The Custodian shall furnish to the Fund, on a monthly basis or such other basis as may be agreed under the terms of any services agreement entered into between the Custodian and the Fund, and, in any event within sixty (60) days after the termination of this Agreement with respect of any Fund, a written statement of account setting forth all investments, receipts, disbursements and other transactions effected by the Custodian during such period.

4.14.3 If, upon the expiration of 90 days from the date of delivery of such statements to the Fund, the Fund has not given the Custodian written notice of any exception or objection thereto, such statements shall be deemed to have been approved, by the Fund, and, in such case, the Custodian shall not be liable for any errors or omissions in such statements.

4.14.4 The Custodian and each sub-custodian shall maintain appropriate internal control procedures to ensure appropriate review and supervision in maintaining its records with respect to each Fund, including adequate segregation of duties by employees, which procedures are supported by secure access to data and applications and steps to ensure the continuity of service. The Custodian shall provide the Fund with such information as it may reasonably request from time to time in connection with its internal control procedures, including, without limitation, such information or certificate as the Fund may reasonably request in order to facilitate the ability of the Trustee or any of its officers to make any filing required by Applicable Law.

4.15 Fees and Expenses of the Custodian

The Trustee shall pay to the Custodian such fees in consideration of its services hereunder and shall reimburse the Custodian for such expenses as may be agreed to in writing from time to time between them, in a services agreement or otherwise.

ARTICLE 5
CONFIDENTIALITY

5.1 Scope of Confidentiality Obligations

This Article 5 will apply to any and all Confidential Information disclosed by the Trustee as Disclosing Party to the Custodian as Receiving Party, and to any and all Confidential Information disclosed by the Custodian as Disclosing Party to the Trustee as Receiving Party, in each case both prior and subsequent to the date of this Master Custody Agreement. This Article 5 will not apply to any Confidential Information disclosed by the Trustee to the Custodian or by the Custodian to the Trustee after the termination or expiry of this Master Custody Agreement. The obligations of the parties with respect to Confidential Information disclosed prior to termination of this Master Custody Agreement for any reason will survive such termination.

5.2 Use of Confidential Information

The Receiving Party will not use, or permit others to use, Confidential Information for any purpose except the performance of the Receiving Party's obligations under this Agreement. Except as permitted by this Agreement, the Receiving Party agrees, and agrees to cause its Representatives, not to disclose, disseminate or use the Confidential Information of the Disclosing Party without the Disclosing Party's prior written consent.

5.3 Exception

The provisions of Section 5.1 will not apply to any information that:

5.3.1 at the time of disclosure, is already known by the Receiving Party without any other obligation of confidentiality;

5.3.2 is or becomes publicly known through no wrongful act of the Receiving Party or any other Person subject to a confidentiality agreement with respect to such information;

5.3.3 is rightfully received from a third party without similar restriction provided that the third party did not come into possession of the Confidential Information as a result, directly or indirectly, of a breach of an obligation of confidentiality owed by any person to the Disclosing Party or any other Person; or

5.3.4 is independently and rightfully developed by or on behalf of the Receiving Party without recourse to the Confidential Information.

5.4 Disclosure of Representatives

The Receiving Party may disclose or allow disclosure of the Confidential Information to its Affiliates, to its Representatives and to the Representatives of its Affiliates, provided that such disclosure is permitted only to the extent necessary for the Receiving Party to exercise its rights and/or perform its obligations under this Agreement. The Receiving Party will ensure that all Persons to whom disclosure is made pursuant to this Section 5.4 are bound by confidentiality obligations not less stringent than those set out in this Article 5 and that all such Persons comply with this Article 5. Any breach of this Article 5 by a Person to whom this Section 5.4 applies will be deemed a material breach of this Master Custody Agreement by the Receiving Party.

5.5 Required Disclosure

If the Receiving Party becomes legally obligated to disclose Confidential Information, the Receiving Party will, if not prohibited by law, give the Disclosing Party prompt written notice sufficient to allow the Disclosing Party to seek a protective order or other appropriate remedy, and will, to the extent practicable, consult with Disclosing Party in an attempt to agree on the form, content, and timing of such disclosure. The Receiving Party will disclose only such information as is required, in the opinion of its counsel, and will use commercially reasonable efforts, at the expense of the Disclosing Party, to obtain confidential treatment for any Confidential Information that is so disclosed.

5.6 Irreparable Harm

The Receiving Party acknowledges that disclosure or use of Confidential Information in violation of this Agreement could cause irreparable harm to the Disclosing Party for which monetary damages may be difficult to ascertain or be an inadequate remedy. The Receiving Party therefore agrees that the Disclosing Party will have the right, in addition to its other rights and remedies, to seek injunctive relief for any violation of this Article 5.

5.7 Ownership of Confidential Information

All Confidential Information will remain the exclusive property of the Disclosing Party, and the Receiving Party will have no rights, by license or otherwise, to use the Confidential Information except as otherwise expressly provided herein.

ARTICLE 6
INDEMNIFICATION AND LIMITATION OF LIABILITY

6.1 Standard of Care; Duties of the Custodian; Liability

6.1.1 The Custodian shall exercise: (i) the degree of care, diligence and skill that a reasonably prudent Person would exercise in the circumstances, or (ii) at least the same degree of care as the Custodian exercises with respect to its own property of a similar kind, if this is a higher degree of care than the degree of care referred to in (i). The Custodian shall assume responsibility for any loss, damage, or expense suffered or incurred by the Fund to the extent such loss, damage or expense arises from the (i) negligence, fraud, bad faith or wilful default of the Custodian and its directors, officers or employees in the performance under this Agreement, (ii) breach of the Custodian's standard of care provided in this section 6.1, or (iii) breach of the Custodian's duties under the terms of this Agreement. The Custodian shall not be liable for any loss, damage or expense relating to any matter regarding the Fund, including any loss or diminution in the value of a Fund or Fund Property, except to the extent such loss, damage, or expense arises from (i) negligence, fraud, bad faith or wilful default on the part of the Custodian or its directors, officers or employees, (ii) breach of the Custodian's duties set forth in this Agreement or (iii) the Custodian's failure to act in compliance with the standard of care set out above.

6.1.2 In performing its duties hereunder, the Custodian shall be entitled to receive and act upon the advice of counsel of its own selection, including, without limitation, counsel to the Trustee or to the Fund.

6.1.3 The Custodian shall not be under any duty in inquire into and will not be liable for:

6.1.3.1 the validity of the issue of any Portfolio Securities purchased by or for the Fund, the legality of the purchases thereof or the propriety of the price incurred therefor;

6.1.3.2 the legality of any sale of any Portfolio Securities by or for the Fund or the propriety of the amount for which the same are sold;

6.1.3.3 the legality of the issuance of any securities of the Fund or the sufficiency of the amount to be received therefor;

6.1.3.4 the legality of the redemption by a unitholder of a Fund or the propriety of the amount to be paid therefor;

6.1.3.5 the legality of the declaration of any distribution by the Fund, the legality of the distribution of any Portfolio Securities in connection therewith, or the reinvestment of such distribution in any additional securities of the Fund;

6.1.3.6 any Fund Property, unless and until received by the Custodian;

6.1.3.7 the status of any Fund under the *Income Tax Act* (Canada) or for the consequences of attaining or failing to attain such status;

6.1.3.8 the legality of the issuance of any units of any Fund;

6.1.3.9 the accuracy of any information provided to the Custodian by the Trustee; or

6.1.3.10 any losses arising directly from inaccurate information provided to, or the failure to provide information to, the Custodian, by any sub-custodian other than a subcustodian appointed under the terms of this Agreement, or any agent of the Custodian other than an agent selected by the Custodian.

6.1.4 The Custodian may rely upon and shall not be liable for any action taken pursuant to any Proper Instruction that it reasonably believes to be genuine and to be signed or presented by any Authorised Person. The Custodian shall not be held to have notice of any changes of authority of any Authorised Person until receipt of appropriate written notice as provided in Article 8 hereof.

6.2 Indemnification

6.2.1 The Custodian, its Affiliates and its agents, and each of their respective directors, officers and employees (each an "**Indemnified Party**") shall at all times be indemnified and saved harmless by a Fund out of Fund Property from and against all demands, actions or causes of action, assessments, losses, damages, expenses, penalties, liabilities, taxes and all claims whatsoever, including costs, charges and expenses in connection therewith (collectively, "**Claims**"), arising in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted by it in relation to the execution of its duties under the terms of this Agreement and also from any and all other costs, charges and expenses which it or they sustain or incur in or about or in relation to this Agreement, including legal fees or any amount paid to settle an action or to satisfy a judgment reasonably incurred by an Indemnified Party in connection with services provided by it to the Fund under this Agreement in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Party is a party. The foregoing shall not apply to the extent that such Claims arise from: (i) failure by an Indemnified Party to act in compliance with the standard of care set out in Section 6.1, or (ii) negligence, fraud, wilful default, bad faith or breach of the Custodian's duties as set forth in this Agreement. In the case of legal fees, judgements and amounts paid in settlement of any civil, criminal or administrative proceeding as contemplated herein, the foregoing shall not apply to the extent such fees, judgements and amounts were incurred as a result of a breach of the standard of care described in Section 6.1.1.

6.2.2 The Custodian shall indemnify and hold the Fund, the Trustee and its Affiliates and their respective directors, officers, employees and agents, harmless from and against any and all Claims including legal fees, to the extent that any of the foregoing arises out of (i) a breach by the Custodian of the standard of care set forth in Section 6.1 hereof, (ii) a breach of Custodian's duties as set forth in this Agreement, or (iii) the negligence, fraud,

bad faith, or wilful default by the Custodian, or its directors, officers and employees or any of its agents or sub-custodians in connection with the activities undertaken pursuant to this Agreement.

6.2.3 In order that the indemnification provisions contained in this Article 6 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking the indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party seeking indemnification shall give the indemnifying party full and complete authority, information and assistance to defend such claim or proceeding, and the indemnifying party shall have, at its option, sole control of the defence of such claim or proceeding and all negotiations for its compromise or settlement. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party shall be required to indemnify it, except with the other party's prior written consent, which consent shall not be unreasonably withheld.

6.3 Force Majeure

6.3.1 The Custodian shall not be liable to a Fund for losses resulting from:

6.3.1.1 any acts of God, fires, floods or other disturbances of nature, epidemics, strikes, riots, wars, acts of terrorism, nationalization, expropriation, currency restrictions, insurrection; and

6.3.1.2 other happenings or events beyond the reasonable control of the Custodian;

provided that the Custodian has in place appropriate business resumption procedures, systems and facilities and the Custodian uses its best efforts to avoid or remove the cause of such losses.

6.3.2 Notwithstanding anything to the contrary in this Agreement, the Trustee shall not be liable to the Custodian for losses resulting from any of the events described in Section 6.3.1.1 or 6.3.1.2 provided that the Trustee has in place appropriate business resumption procedures, systems and facilities and the Trustee uses its best efforts to avoid or remove the cause of such losses.

ARTICLE 7
TERMINATION

7.1 Term of this Agreement

7.1.1 The term of this Agreement shall be five (5) years commencing upon the date hereof (the "**Initial Term**") unless earlier terminated as provided herein. After the expiration of the Initial Term, the term of this Agreement shall automatically renew for successive three-year terms (each a "**Renewal Term**") unless written Proper Instructions containing a notice of non-renewal are delivered by either party to the other party no later

than one hundred and twenty (120) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.

7.1.2 The Trustee may terminate this Agreement prior to the expiration of the Term or any Renewal Term:

> 7.1.2.1 at any time, upon notice in writing by the Trustee, specifying the date upon which termination is to occur, if, in the sole discretion of the Trustee, acting reasonably, it believes that the continuing appointment of the Custodian hereunder would not be consistent with the standard of care required by the Trustee in respect of the Funds in accordance with Applicable Law and/or that, in its sole discretion, acting reasonably, the Custodian is not complying with the standard of care set out in Section 6.1 and, without limiting the generality of the foregoing, the Trustee may terminate this Agreement if the Custodian breaches any material term of this Agreement; provided that the Trustee shall advise the Custodian of any practice, policy, circumstance or any breach by the Custodian of which it becomes aware from time to time that, if unaddressed, would permit the termination of the Agreement under any of the foregoing bases and the Trustee shall not exercise its rights under this Section 7.1.2.1 unless, where the adverse practice, policy, circumstance or breach is capable of remedy or cure, the Custodian: (i) does not present a plan to remedy or cure the practice, policy, circumstance or breach that is acceptable to the Trustee, acting reasonably, which plan will be provided as soon as practicable, and in any event not later than ten (10) days after, the Custodian becomes aware of the practice, policy, circumstance or breach, and (ii) has not made substantial progress toward curing or remedying that practice, policy, circumstance or breach in all material respects to the satisfaction of the Trustee, acting reasonably, within thirty (30) days of presenting such plan to the Trustee;
>
> 7.1.2.2 upon 90 days notice, by notice in writing by the Trustee, in the event that the Trustee is advised that Barclays Global Investors, N.A. has delivered a notice of termination to Investors Bank & Trust Company in respect of its arrangements for custodial and fund accounting services in the United States of America;
>
> 7.1.2.3 in the event that the Custodian undertakes the sale, lease, transfer or other disposition of all or substantially all of its assets; or
>
> 7.1.2.4 in the event that a transaction occurs as a result of which a Person other than Investors Bank & Trust Company acquires beneficial ownership (within the meaning of Securities Laws) of voting securities of the Custodian carrying more than 50% of the votes for the election of directors of the Custodian, and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the Custodian.

7.1.3 The Trustee may also terminate this Agreement with respect to a Fund prior to the expiration of the Term or any Renewal Term in the event that the Trustee determines to

terminate the Fund or the existence of the Fund is otherwise terminated in accordance with the provisions of its declaration of trust, or the Fund is terminated for any other reason.

7.1.4 The Custodian may terminate this Agreement prior to the expiration of the Term or any Renewal Term if:

7.1.4.1 an order is made or a resolution passed or other proceedings taken for the dissolution of the Trustee, except in the context of any transaction in which the Trustee may be merged or consolidated into any other corporation which succeeds to its obligations hereunder;

7.1.4.2 the Trustee consents to or makes a general assignment for the benefit of creditors, or makes a proposal to creditors under any insolvency law, or is declared bankrupt or if a liquidator, trustee in bankruptcy, custodian or receiver or receiver and manager or interim receiver or other officer with similar powers is appointed in respect of the Trustee; or

7.1.4.3 the Trustee materially breaches this Agreement.

7.1.5 In the event of the termination of this Agreement, the Custodian will immediately, upon receipt or transmittal, as the case may be, of notice of termination, commence and proceed diligently to complete the transfer of all cash and the delivery of all Portfolio Securities and other Fund Property, as the case may be, duly endorsed, and all records maintained under Section 4.14 to the successor Custodian when appointed by the Fund (the "**Transfer**"). The obligation of the Custodian to deliver and transfer over the Fund Property directly to such successor Custodian will commence as soon as such successor Custodian is appointed and will continue until completed as aforesaid.

7.1.6 The Custodian shall co-operate in good faith with the successor Custodian before, during and after the Transfer and shall use its best efforts to provide for an orderly transition of the Fund Property from the custody of the Custodian to the custody of the successor Custodian. Notwithstanding anything to the contrary in this Agreement, each party's obligations under Article 6 hereof shall continue and remain in full force and effect after the termination of this Agreement.

ARTICLE 8
NOTICE

8.1 Notices

8.1.1 Any notice or other instrument in writing authorised or required by this Agreement to be given hereunder shall be addressed as set forth below, namely:

(a) in the case of the Fund:

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street, Suite 2500

P.O. Box 614
Toronto, Ontario M5J 2S1

Attention: Gerry Rocchi, President and CEO
Telephone: (416) 643-4030
Facsimile: (416) 643-4039

with a copy to:

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street, Suite 2500
P.O. Box 614
Toronto, Ontario M5J 2S1

Attention: Warren V. Collier, Principal/Counsel
Telephone: (416) 643-4075
Facsimile: (416) 643-4076

(b) in the case of the Custodian:

IBT Trust Company (Canada)
First Canadian Place
100 King Street West, Suite 2800
Toronto, Ontario
M5X 1C8

Attention: Arthur Galloway, Senior Account Manager
Telephone: (416) 216-3169
Facsimile: (416) 216-4289

with a copy to:

Investors Bank & Trust Company
200 Clarendon Street
Boston, MA 02116

Attention: Michael F. Rogers, President
Telephone: (617) 937-6106
Facsimile: (617) 937-1929

and a copy to:

Investors Bank & Trust Company
200 Clarendon Street
Boston, MA 02116

Attention: John E. Henry, Senior Vice-President and General Counsel
Telephone: (617) 937-6404

Facsimile: (617) 351-4282

or at such other address and number as such party from time to time may designate in writing.

8.1.2 Any notice or other instrument (other than Proper Instructions) delivered personally shall be deemed to have been given and received on the day it is so delivered (or if that day is not a Business Day, on the next succeeding Business Day); subject to disruptions in the postal service, any communication mailed shall be deemed to have been given and received on the second Business Day following the date of mailing. Any notice or other instrument given by facsimile shall be deemed to have been given and received on the Business Day it is transmitted provided that confirmation of transmission is available from the party giving the communication.

ARTICLE 9
MISCELLANEOUS

9.1 Amendments

This Agreement may be amended, modified or supplemented from time to time by a written instrument duly executed by the Custodian and the Trustee, including for the purpose of adding another Fund to this Agreement. The parties agree that if, at any time, there shall be changes made to any Applicable Law, which conflicts with any provisions of this Agreement (a "**Change in Law**"), such Change in Law shall be deemed to override any provision of this Agreement that conflicts with such Change in Law and the parties hereby consent to all such further amendments as may be required to give effect to such Change in Law under this Agreement. In the event that an amendment to this Agreement would require approval under Applicable Law, such amendment shall not be deemed to be effective unless and until such approval has been received. To the extent that Applicable Law would require the approval of unitholders of a Fund for a proposed amendment, as determined by counsel to the Fund, such meeting of the unitholders of the Fund shall be called by the Trustee in accordance with the applicable declaration of trust for such Fund and Applicable Law.

9.2 Parties

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Fund without the written consent of the Custodian, or by the Custodian without the written consent of the Fund, authorised and approved by the Trustee; and provided further that termination proceedings pursuant to Section 4.12 will not be deemed to be an assignment within the meaning of this provision.

9.3 Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

9.4 Entire Agreement

This Agreement, together with: (i) its schedules, (ii) the services agreement referred to herein and any schedules thereto, (iii) Proper Instructions, (iv) the guarantee and support entered into by Investors Bank & Trust Company in favour of the Funds dated as of June 30, 2003, and (v) other documents contemplated by this Agreement, constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter, except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party or its Affiliates, except to the extent that the same has been reduced to writing and included as a term of this Agreement or the services agreement contemplated to be entered into by the Custodian and the Fund in connection herewith.

9.5 Waiver

No provision of this Agreement will be waived or be construed to be waived by a party unless the waiver is in writing and signed by the party to be bound by the waiver. No failure on the party of a party to exercise any of the rights or remedies provided in this Agreement, or to insist upon strict compliance by the other party, and no custom or practice with a party's variance with the terms of this Agreement will constitute any waiver of a party's rights to demand exact compliance under the terms of this Agreement. A waiver by a party with respect of any specific default hereunder will not affect or impair the rights of a party with respect to any delay or omission to exercise any right arising from subsequent or other default of the other parties hereunder.

9.6 Several Obligations of the Fund

This Agreement is an agreement entered into between the Custodian and each Fund. With respect to any obligation of each Fund arising under this Agreement, the Custodian shall look for payment or satisfaction of such obligation solely to the Fund Property of the Fund to which such obligation relates as though the Custodian had separately contracted with said Fund by separate instrument with respect to each Fund.

9.7 Remedies Cumulative

Except as otherwise expressly stated herein, all rights and remedies of any party under this Agreement are in addition to such party's other rights and remedies and are cumulative, not alternative.

9.8 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable. If any provision of this Agreement or part thereof is declared invalid or unenforceable by a court of competent jurisdiction or if the parties agree that such provision or part thereof is in conflict with any Applicable Law, the conflicting provision will be deemed severed from this Agreement and will not affect the validity and enforceability of the remaining provisions of this Agreement. The parties will engage in good faith negotiations to replace any provisions which is severed as

described above with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

9.9 Use of Name

A party shall not use the name of another party or any of its Affiliates in any prospectus, sales literature or other material relating to the Fund in a manner not approved by the other party prior thereto in writing; provided, however, that such approval shall not be required for any use of its name which merely refers in accurate and factual terms to the Custodian's appointment hereunder or which is required by the securities regulatory authorities in Canada or in any other jurisdiction in which securities of the Funds may be offered or sold; provided further that in no event shall such approval be unreasonably withheld or delayed. The parties hereto acknowledge that this Agreement, together with the letter of guarantee and support entered into by Investors Bank & Trust Company referred to under Section 9.4 may be filed with Canadian securities regulatory authorities under the requirements of Securities Laws, and that the material terms of each shall be described in the Prospectus for each Fund, to the extent that a Fund is in distribution at any time on or after the date of this Agreement.

WITNESS WHEREOF the Trustee and Custodian have executed this Agreement as of the day and year first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED in its capacity as Trustee of the Funds

By: *"Gerry Rocchi"*
Name: Gerry Rocchi
Title: President and Chief Executive Officer

IBT TRUST COMPANY (CANADA)

By: *"Michael Rogers"*
Name: Michael F. Rogers
Title: EVP

SCHEDULE "A"

Funds

ETFs

iUnits S&P/TSX 60 Index Fund
iUnits S&P/TSX 60 Capped Index Fund
iUnits S&P/TSX Canadian MidCap Index Fund
iUnits S&P/TSX Canadian Energy Index Fund
iUnits S&P/TSX Canadian Information Technology Index Fund
iUnits S&P/TSX Canadian Gold Index Fund
iUnits S&P/TSX Canadian Financials Index Fund
iUnits S&P/TSX Canadian REIT Index Fund
iUnits Government of Canada 5 - Year Bond Fund
iUnits Government of Canada 10 - Year Bond Fund
iUnits S&P 500 Index RSP Fund
iUnits MSCI International Equity Index RSP Fund

Structured Products

Barclays Advantaged S&P®/TSX™ Income Trust Index Fund
Barclays Canada S&P®/TSX™ Institutional Index Fund

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Barclays Canada Announces Results of Annual Redemption for Barclays Advantaged Corporate Bond Fund and Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund

<<
Listing: TSX (Toronto Stock Exchange)

Symbols: BAC.UN
BAI.UN
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TORONTO, Aug. 11 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the Barclays Advantaged Corporate Bond Fund and the Barclays Advantaged S&P/TSX Income Trust Index Fund, today announced the results of the Annual Redemption of Units. As a result of the Annual Redemption, the Barclays Advantaged Corporate Bond Fund redeemed 2,634,147 units or 32% of the fund and the Barclays Advantaged S&P/TSX Income Trust Index Fund redeemed 2,047,968 units or 13% of the fund. The proceeds of the redemptions are expected to be paid by each of the funds on August 14, 2006.

The units were redeemed at a net asset value per unit of $8.517106 and $16.313500 for the Barclays Advantaged Corporate Bond Fund and the Barclays Advantaged S&P/TSX Income Trust Fund respectively. The net asset values were calculated, in accordance with the prospectus, as of the close of business on July 28, 2006.

Units of Barclays Advantaged Corporate Bond Fund and Barclays Advantaged S&P/TSX Income Trust Index Fund are listed for trading on the Toronto Stock Exchange under the symbols BAC.UN and BAI.UN respectively.

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs globally, including 16 iShares funds in Canada representing over $12 billion in assets. As at March 31, 2006, Barclays Canada managed over $63 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

%SEDAR: 00019178E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: (877) 464-8648, barclaysfunds(at)barclaysglobal.com/
(BAC.UN. BAI.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 10:28e 11-AUG-06



Investor Services Inc.
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

August 11, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Barclays Advantaged S&P/TSX Income Trust Index Fund
2.	Date Fixed for the Meeting	:	September 22, 2006
3.	Record Date for Notice	:	August 18, 2006
4.	Record Date for Voting	:	August 18, 2006
5.	Beneficial Ownership Determination Date	:	August 18, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Units
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Units
8.	ISIN / CUSIP	:	CA0673861021/067386102

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC.
Agent for Barclays Advantaged S&P/TSX Income Trust
(416)263-9410
(416)981-9800

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1B8
416.362.2111 MAIN
416.862.6666 FACSIMILE

OSLER

Toronto

Montréal

Ottawa

Calgary

New York

Shannon Macri
Direct Dial: (416) 862-4274
Internet: smacri@osler.com
Our Matter No. 1058419

August 14, 2006

FILED VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Securities Division, Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
New Brunswick Securities Commission
Department of Justice, Corporations Division, Prince Edward Island
The Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Canadian Depository for Securities Limited
The Toronto Stock Exchange

RE: BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND
BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND
BARCLAYS ADVANTAGED CORPORATE BOND FUND
BARCLAYS INCOME + GROWTH SPLIT TRUST
BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND
(each a "Fund and collectively, the "Funds ")

On behalf of Barclays Global Investors Canada Limited, notice is hereby given pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, that special meetings of the unitholders of the Funds will be held on September 22, 2006. The record date for notice of and to vote at the meetings and the beneficial ownership determination date of each of the Funds has been set at August 18, 2006 (the "Record Date"). The holders of trust units of each of the Funds as of the Record Date will be entitled to receive notice of and to vote at the special meetings.

Should you require any additional information, please do not hesitate to contact me at the number noted above.

Yours truly,

"Shannon Macri"

Shannon Macri
Securities Law Clerk

TOR_H2O:2012627.2

États financiers semestriels (non vérifiés)

Période terminée le 30 juin 2006

BARCLAYS *funds*

de BARCLAYS GLOBAL INVESTORS

Table des matières

Avis — Les états financiers intermédiaires n'ont pas fait l'objet d'un examen par un vérificateur

Investisseurs globaux Barclays Canada Limitée, gérant des Fonds Barclays (les « Fonds ») nomme des vérificateurs indépendants pour vérifier les états financiers annuels des Fonds. Les lois sur les valeurs mobilières applicables exigent que les états financiers intermédiaires des Fonds qui n'ont pas fait l'objet d'un examen par un vérificateur soient accompagnés d'un avis indiquant ce fait.

Les vérificateurs indépendants des Fonds n'ont pas examiné les états financiers intermédiaires.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX*

État de l'actif net
Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	202 670 987 $	209 157 528 $
Encaisse	64 533	104 361
Intérêts	363	—
Gain net non réalisé sur les contrats à terme (note 4)	50 687 044	35 739 640
	253 422 927	245 001 529
Passif		
Honoraires du fiduciaire	65 807	33 488
Honoraires liés aux contrats à terme (note 3)	20 138	59 012
Coûts d'emprunt d'actions liés aux contrats à terme (note 3)	15 762	17 991
Autres charges	111 671	159 506
Distributions	1 550 318	1 359 486
	1 763 696	1 629 483
Valeur liquidative	251 659 231 $	243 372 046 $
Capitaux propres		
Capital sous forme de parts	146 103 694 $	146 409 737 $
Bénéfices non répartis	105 555 537	96 962 309
	251 659 231 $	243 372 046 $
Nombre de parts émises et en circulation (note 8)	15 419 915	15 452 215
Valeur liquidative par part	16,32 $	15,75 $
Coût moyen des placements	120 920 381 $	126 422 297 $

État des résultats
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Dividendes	102 309 $	57 807 $
Intérêts créditeurs**	990	1 734
	103 299	59 541
Charges		
Honoraires du fiduciaire	199 034	197 338
Honoraires liés aux contrats à terme	686 189	679 991
Coûts d'emprunt liés aux contrats à terme	214 918	261 886
Honoraires de vérification	6 308	1 154
Frais juridiques	13 268	11 826
Droits de garde	2 943	3 659
Frais de tenue de livres	6 368	6 968
Autres charges	49 686	52 797
Coûts des communications aux porteurs de parts	—	5 945
	1 178 714	1 221 564
Perte nette de placement pour le semestre	(1 075 415)	(1 162 023)
Gain (perte) sur les placements		
Gain net réalisé à la vente de placements	5 122 363	3 806 616
Variation de la plus-value non réalisée des contrats à terme	14 947 404	39 921 866
Variation de la moins-value non réalisée des placements	(984 625)	(15 023 541)
Gain net sur les placements	19 085 142	28 704 941
Augmentation de l'actif net liée aux activités de placement	18 009 727 $	27 542 918 $
Augmentation de l'actif net liée aux activités de placement par part	1,17 $	1,50 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	96 962 309 $	65 130 464 $
Augmentation de l'actif net liée aux activités de placement	18 009 727	27 542 918
Distribution versée	(9 224 016)	(8 356 799)
Coût des actions rachetées supérieur à la valeur attribuée	(192 483)	(24 985)
Bénéfices non répartis à la fin du semestre	105 555 537 $	84 291 598 $

* La valeur du Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX est tirée des rendements du portefeuille indiciel détenu par le Fonds indiciel institutionnel S&P/TSX de Barclays Canada.

** Déduction faite des intérêts débiteurs liés aux courtiers.

Approuvé au nom du fiduciaire
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	243 372 046 $	238 620 073 $
Augmentation de l'actif net liée aux activités de placement	18 009 727	27 542 918
Opérations sur capitaux propres		
Rachat de parts	(498 526)	(91 309)
Opérations sur capitaux propres — montant net	(498 526)	(91 309)
Distributions (note 9)		
Remboursement de capital	(9 224 016)	(8 356 799)
Total des distributions	(9 224 016)	(8 356 799)
Augmentation de l'actif net pour le semestre	8 287 185	19 094 810
Actif net à la fin du semestre	251 659 231 $	257 714 883 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands Inc., catégorie A	651 389	9 152	20 154	
		9 152	20 154	8,0
Soins de santé				
Angiotech Pharmaceuticals, Inc.	539 652	9 535	7 026	
Patheon Inc.	2 071 455	13 941	16 468	
		23 476	23 494	9,3
Biens industriels				
WestJet Airlines Ltd.	794 409	9 159	8 723	
		9 159	8 723	3,5
Technologies de l'information				
ATI Technologies Inc.	1 046 641	9 545	16 977	
Groupe CGI inc., catégorie A	1 163 863	9 148	8 100	
Cognos, Inc.	245 438	9 315	7 709	
Corporation Nortel Networks	3 798 606	13 941	9 421	
Research In Motion, Ltd.	756 950	9 315	58 891	
		51 264	101 098	40,2
Matières				
Glamis Gold Ltd.	229 075	9 241	9 694	
Inco Limitée	355 884	9 315	26 157	
Kinross Gold Corp.	1 097 015	9 313	13 351	
		27 869	49 202	19,5
Total des actions ordinaires canadiennes		120 920	202 671	80,5
Autres actifs et passifs			48 988	19,5
Actif net			251 659	100,0

Les notes ci-jointes font partie intégrante des états financiers.

Fonds indiciel institutionnel S&P/TSX de Barclays Canada

État de l'actif net
Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	251 442 858 $	241 952 506 $
Encaisse	197 549	1 255 418
Intérêts	3 099	—
Revenu tiré du prêt de titres	11 096	19 724
Comptes débiteurs — titres vendus	1 066 350	318 184
Distributions des parts de fonds sous-jacents	1 807 599	2 168 870
	254 528 551	245 714 702
Passif		
Comptes créditeurs — titres achetés	1 066 351	717 307
Honoraires du fiduciaire	85 612	89 799
Autres charges	18 557	10 428
	1 170 520	817 534
Valeur liquidative	253 358 031 $	244 897 168 $
Capitaux propres		
Capital sous forme de parts	170 151 197 $	170 490 395 $
Bénéfices non répartis	83 206 834	74 406 773
	253 358 031 $	244 897 168 $
Nombre de parts émises et en circulation (note 8)	15 453 329	15 484 130
Valeur liquidative par part	16,40 $	15,82 $
Coût moyen des placements	170 712 565 $	155 955 335 $

État des résultats
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Distributions des parts de fonds sous-jacents	8 808 612 $	7 146 151 $
Intérêts créditeurs	18 658	8 763
Revenu tiré du prêt de titres	114 979	206 360
	8 942 249	7 361 274
Charges		
Honoraires du fiduciaire	533 969	529 102
Honoraires de vérification	8 006	4 490
Droits de garde	3 372	3 334
Frais de tenue de comptes	178	100
Autres charges	28 957	26 416
	574 482	563 442
Revenu net de placement pour le semestre	8 367 767	6 797 832
Gain (perte) sur les placements		
Gain net réalisé à la vente de placements	16 086 545	7 334 026
Variation de la plus-value (moins-value) non réalisée des placements	(5 266 878)	14 630 886
Gain net sur les placements	10 819 667	21 964 912
Augmentation de l'actif net liée aux activités de placement	19 187 434 $	28 762 744 $
Augmentation de l'actif net liée aux activités de placement par part	1,24 $	1,57 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	74 406 773 $	67 473 050 $
Augmentation de l'actif net liée aux activités de placement	19 187 434	28 762 744
Distribution versée	(10 226 906)	(9 532 578)
Coût des parts rachetées supérieur à la valeur attribuée	(160 467)	(29 613)
Bénéfices non répartis à la fin du semestre	83 206 834 $	86 673 603 $

Approuvé au nom du fiduciaire
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	244 897 168 $	240 177 176 $
Augmentation de l'actif net liée aux activités de placement	19 187 434	28 762 744
Opérations sur capitaux propres		
Rachat de parts	(499 665)	(91 309)
Opérations sur capitaux propres — montant net	(499 665)	(91 309)
Distributions (note 9)		
Bénéfice net	(8 367 768)	(6 797 832)
Remboursement de capital	(1 859 138)	(2 734 746)
Total des distributions	(10 226 906)	(9 532 578)
Augmentation de l'actif net pour le semestre	8 460 863	19 138 857
Actif net à la fin du semestre	253 358 031 $	259 316 033 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
Cinram International Income Fund	87 700	2 566	2 289	
The Consumers' Waterheater Income Fund	66 564	897	907	
UE Waterheater Income Fund	82 573	1 156	1 193	
Fonds de revenu Pages Jaunes	817 509	9 791	13 162	
		14 410	17 551	6,9
Produits essentiels				
Connors Brothers Income Fund	86 301	1 410	1 001	
		1 410	1 001	0,4
Énergie				
Advantage Energy Income Fund	153 815	2 322	2 998	
AltaGas Income Trust	88 991	1 755	2 581	
ARC Energy Trust	337 177	4 017	9 441	
Baytex Energy Trust	121 491	1 223	2 940	
Bonavista Energy Trust	141 238	2 697	4 943	
Canadian Oil Sands Trust	781 940	5 380	28 150	
Canetic Resources Trust	338 540	8 044	7 820	
CCS Income Trust	83 316	1 525	3 083	
Crescent Point Energy Trust	102 570	2 262	2 239	
Daylight Energy Trust	106 300	1 296	1 169	
Fonds Enerplus Resources	205 213	6 567	12 928	
Esprit Energy Trust	111 400	1 370	1 293	
Fairborne Energy Trust	79 100	1 259	1 036	
Focus Energy Trust	61 692	824	1 459	
Fort Chicago Energy Partners, LP	218 516	1 779	2 548	
Freehold Royalty Trust	65 300	1 272	1 371	
Harvest Energy Trust	169 769	6 109	5 638	
Inter Pipeline Fund	336 196	1 978	3 332	
Keyera Facilities Income Fund	101 507	2 247	2 203	
NAL Oil & Gas Trust	126 380	1 086	2 528	
Paramount Energy Trust	105 306	2 260	1 948	
Pembina Pipeline Income Fund	201 977	2 341	3 282	
Pengrowth Energy Trust	269 167	3 403	7 012	
Penn West Energy Trust	275 000	10 965	12 347	
Petrofund Energy Trust	196 670	2 302	5 261	
Peyto Energy Trust	175 202	2 423	4 149	
Precision Drilling Trust	210 400	7 739	7 806	
PrimeWest Energy Trust	135 725	3 015	4 547	
Progress Energy Trust	125 760	1 580	2 050	
Provident Energy Trust	318 701	3 087	4 347	
Shiningbank Energy Income Fund	114 667	1 769	2 431	
Trilogy Energy Trust	76 100	1 611	1 438	
Trinidad Energy Services Income Trust	137 387	2 344	2 440	
True Energy Trust	61 656	1 145	847	
Vermilion Energy Trust	106 945	1 526	3 695	
		102 522	163 300	64,4

Les notes ci-jointes font partie intégrante des états financiers.

Fonds indiciel institutionnel S&P/TSX de Barclays Canada

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Services financiers				
Boardwalk REIT	86 778	1 270	2 226	
Calloway REIT	111 292	2 121	2 721	
Fonds de placement immobilier d'immeubles résidentiels canadiens	94 025	1 311	1 543	
Canadian REIT	96 340	1 134	2 322	
Chartwell Seniors Housing REIT	108 018	1 456	1 505	
Fonds de revenu Davis + Henderson	73 647	1 041	1 304	
GMP Capital Trust	63 300	1 424	1 489	
Fonds de placement immobilier H&R	196 595	2 612	4 518	
Fonds de placement immobilier InnVest	91 753	931	1 123	
Fiducie de placement immobilier constituée d'hôtels Legacy	149 868	895	1 274	
Primaris Retail REIT	85 550	1 078	1 390	
Fonds de placement immobilier — Résidences pour retraités	155 353	1 303	1 188	
Fonds de placement immobilier RioCan	331 514	4 050	7 174	
Summit REIT	114 973	1 460	2 943	
		22 086	32 720	12,9
Soins de santé				
CML Healthcare Income Fund	133 660	1 804	1 945	
		1 804	1 945	0,8
Biens industriels				
Fonds de revenu BFI Canada	89 960	1 887	2 600	
Mullen Group Income Fund	102 600	3 358	2 965	
Newalta Income Fund	61 002	1 182	1 994	
Superior Plus Income Fund	143 444	3 082	1 578	
Fonds de revenu TransForce	120 544	1 985	2 043	
Westshore Terminals, Inc.	117 979	1 652	1 260	
		13 146	12 440	4,9
Matières				
Fiducie houillère canadienne Fording	246 519	3 969	8 690	
Labrador Iron Ore Royalty Income Fund	53 653	1 511	1 279	
TimberWest Forest Corp.	129 980	1 531	1 864	
		7 011	11 833	4,7
Services de télécommunications				
Fonds de revenu Bell Nordiq	54 852	711	1 005	
		711	1 005	0,4
Services publics				
Algonquin Power Income Fund	116 913	833	1 116	
Calpine Power Income Fund	103 559	889	1 010	
Energy Savings Income Fund	161 612	1 550	2 990	
Société en commandite EPCOR Power	58 032	1 693	1 915	
Northland Power Income Fund	104 011	1 396	1 507	
S.E.C. Transalta Énergie	126 136	1 252	1 101	
		7 613	9 639	3,8
Total des fiducies de revenu canadiennes		170 713	251 434	99,2
Bons de souscription				
Horizon North Logistics, Inc.	10 833	0	9	
Total des bons de souscription		0	9	0,0
Total des placements		170 713	251 443	99,2
Autres actifs et passifs			1 915	0,8
Actif net			253 358	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds de revenu avantageux Barclays à pondération égale*

État de l'actif net

Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	116 055 217 $	121 477 782 $
Encaisse	234 009	329 444
Gain net non réalisé sur les contrats à terme (note 4)	42 166 030	40 750 104
Intérêts	554	—
	158 455 810	162 557 330
Passif		
Honoraires du fiduciaire	48 111	53 424
Honoraires liés aux contrats à terme (note 3)	37 532	82 635
Coûts d'emprunt d'actions liés aux contrats à terme (note 3)	9 654	25 561
Frais de service	114 054	132 422
Autres charges	48 124	49 523
Distributions	1 048 595	774 117
	1 306 070	1 117 682
Valeur liquidative	157 149 740 $	161 439 648 $
Capitaux propres		
Capital sous forme de parts	119 761 735 $	120 756 610 $
Bénéfices non répartis	37 388 005	40 683 038
	157 149 740 $	161 439 648 $
Nombre de parts émises et en circulation (note 8)	12 639 761	12 744 761
Valeur liquidative par part	12,43 $	12,67 $
Coût moyen des placements	94 911 881 $	100 477 344 $

État des résultats

Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Dividendes	56 888 $	35 897 $
Intérêts créditeurs**	1 131	2 595
	58 019	38 492
Charges		
Honoraires du fiduciaire	339 565	419 678
Honoraires liés aux contrats à terme	439 321	542 193
Coûts d'emprunt d'actions liés aux contrats à terme	124 133	161 782
Frais de service (note 10)	254 674	314 760
Honoraires de vérification	6 303	1 154
Frais juridiques	8 489	9 569
Droits de garde	1 182	2 207
Frais de tenue de livres	6 595	6 255
Autres charges	50 469	50 035
Coûts des communications aux porteurs de parts	23 803	25 672
	1 254 534	1 533 305
Perte nette de placement pour le semestre	(1 196 515)	(1 494 813)
Gain (perte) sur les placements		
Gain net réalisé (perte) à la vente de placements	3 341 278	(592 934)
Variation de la plus-value non réalisée des contrats à terme	1 415 926	12 984 061
Variation de la plus-value non réalisée des placements	142 898	2 786 126
Gain net sur les placements	4 900 102	15 177 253
Augmentation de l'actif net liée aux activités de placement	3 703 587 $	13 682 440 $
Augmentation de l'actif net liée aux activités de placement par part	0,29 $	0,81 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	40 683 038 $	35 594 545 $
Augmentation de l'actif net liée aux activités de placement	3 703 587	13 682 440
Distribution versée	(6 709 970)	(7 074 403)
Coût des actions rachetées supérieur à la valeur attribuée	(288 650)	(23 030)
Bénéfices non répartis à la fin du semestre	37 388 005 $	42 179 552 $

* La valeur du Fonds de revenu avantageux Barclays à pondération égale est tirée des rendements du portefeuille indiciel détenu par le Fonds de revenu Barclays à pondération égale.

** Déduction faite des intérêts débiteurs liés aux courtiers.

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	161 439 648 $	194 897 938 $
Augmentation de l'actif net liée aux activités de placement	3 703 587	13 682 440
Opérations sur capitaux propres		
Rachat de parts	(1 283 525)	(140 519)
Opérations sur capitaux propres — montant net	(1 283 525)	(140 519)
Distributions (note 9)		
Remboursement de capital	(6 709 970)	(7 074 403)
Total des distributions	(6 709 970)	(7 074 403)
Augmentation (diminution) de l'actif net pour le semestre	(4 289 908)	6 467 518
Actif net à la fin du semestre	157 149 740 $	201 365 456 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands Inc., catégorie A	489 497	6 917	15 145	
		6 917	15 145	9,6
Soins de santé				
Angiotech Pharmaceuticals, Inc.	394 202	6 934	5 132	
Patheon Inc.	1 534 784	10 697	12 201	
		17 631	17 333	11,0
Biens industriels				
WestJet Airlines, Ltd.	538 854	6 197	5 917	
		6 197	5 917	3,8
Technologies de l'information				
ATI Technologies, Inc.	389 322	8 069	6 315	
Groupe CGI inc., catégorie A	887 870	6 917	6 180	
Cognos, Inc.	173 112	7 935	5 437	
Corporation Nortel Networks	2 914 835	10 698	7 229	
Research In Motion, Ltd.	277 065	7 935	21 556	
		41 554	46 717	29,7
Matières				
Glamis Gold, Ltd.	168 263	6 783	7 121	
Inco Limitée	197 041	7 895	14 482	
Kinross Gold Corp.	767 448	7 935	9 340	
		22 613	30 943	19,7
Total des actions ordinaires canadiennes		94 912	116 055	73,8
Autres actifs et passifs			41 095	26,2
Actif net			157 150	100,0

Les notes ci-jointes font partie intégrante des états financiers.

Fonds de revenu Barclays à pondération égale

État de l'actif net

Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	174 936 804 $	176 806 391 $
Encaisse	616 961	1 459 421
Intérêts sur emprunt reportés (note 6)	45 641	34 974
Intérêts	5 521	—
Revenus tirés du prêt de titres	7 838	10 871
Comptes débiteurs — titres vendus	763 580	3 675 666
Distributions des parts de fonds sous-jacents	1 485 558	1 593 512
	177 861 903	183 580 835
Passif		
Comptes créditeurs — titres achetés	972 638	2 661 196
Honoraires du fiduciaire	18 281	20 265
Perte nette non réalisée sur les contrats de swap de taux d'intérêt *(note 6)*	34 622	66 645
Autres charges	15 115	4 843
Emprunts (note 6)	18 600 000	18 600 000
	19 640 656	21 352 949
Valeur liquidative	158 221 247 $	162 227 886 $
Capitaux propres		
Capital sous forme de parts	135 264 953 $	136 343 083 $
Bénéfices non répartis	22 956 294	25 884 803
	158 221 247 $	162 227 886 $
Nombre de parts émises et en circulation (note 8)	12 900 848	13 003 674
Valeur liquidative par part	12,26 $	12,48 $
Coût moyen des placements	146 193 033 $	141 407 864 $

État des résultats

Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Distributions des parts de fonds sous-jacents	6 348 364 $	6 227 604 $
Intérêts créditeurs	34 288	12 697
Revenu tiré du prêt de titres	62 732	157 588
	6 445 384	6 397 889
Charges		
Honoraires du fiduciaire	128 202	158 222
Honoraires de vérification	8 128	4 490
Intérêts débiteurs	378 379	270 348
Perte nette réalisée sur les contrats de swap de taux d'intérêt	122 285	207 189
Droits de garde	2 432	2 867
Frais de tenue de livres	578	577
Autres charges	32 328	35 866
	672 332	679 559
Revenu net de placement pour le semestre	5 773 052	5 718 330
Gain (perte) sur les placements		
Gain net réalisé à la vente de placements	5 828 061	8 499 603
Variation de la plus-value (moins-value) non réalisée des contrats de swap de taux d'intérêt	10 667	(6 455)
Variation de la plus-value (moins-value) non réalisée des placements	(6 654 756)	1 001 670
Gain (perte) net sur les placements	(816 028)	9 494 818
Augmentation de l'actif net liée aux activités de placement	4 957 024 $	15 213 148 $
Augmentation de l'actif net liée aux activités de placement par part	0,38 $	0,91 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	25 884 803 $	36 486 837 $
Augmentation de l'actif net liée aux activités de placement	4 957 024	15 213 148
Distribution versée	(7 677 442)	(8 620 273)
Coût des parts rachetées supérieur à la valeur attribuée	(208 091)	(32 289)
Bénéfices non répartis à la fin du semestre	22 956 294 $	43 047 423 $

Approuvé au nom du fiduciaire
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	162 227 886 $	196 133 690 $
Augmentation de l'actif net lié aux activités de placement	4 957 024	15 213 148
Opérations sur capitaux propres		
Rachat de parts	(1 286 221)	(140 519)
Opérations sur capitaux propres	(1 286 221)	(140 519)
Distributions (note 9)		
Bénéfice net	(5 783 719)	(5 711 874)
Remboursement de capital	(1 893 723)	(2 908 399)
Total des distributions	(7 677 442)	(8 620 273)
Augmentation (diminution) de l'actif net pour le semestre	(4 006 639)	6 452 356
Actif net à la fin du semestre	158 221 247 $	202 586 046 $

État des flux de trésorerie
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Flux de trésorerie liés aux activités d'exploitation		
Revenu net de placement pour le semestre	5 773 052 $	5 718 330 $
Achat de titres de placement	(36 016 846)	(35 329 279)
Produit de la vente de titres de placement	38 283 266	37 795 999
Diminution (augmentation) du montant des intérêts sur emprunt reportés	(10 667)	6 455
Diminution (augmentation) des autres débiteurs	105 466	(144 288)
Diminution des autres créditeurs	(13 068)	(8 451)
Flux de trésorerie provenant des activités d'exploitation	8 121 203	8 038 766
Activités de financement		
Rachats des porteurs de parts	(1 286 221)	(140 519)
Distributions	(7 677 442)	(8 620 273)
Flux de trésorerie affectés aux activités de financement	(8 963 663)	(8 760 792)
Diminution des flux de trésorerie pour le semestre	(842 460)$	(722 026)$
Flux de trésorerie au début du semestre	1 459 421 $	1 884 799 $
Flux de trésorerie à la fin du semestre	616 961 $	1 162 773 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	*Coût moyen*	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
Cinram International Income Fund	91 000	2 643	2 375	
The Consumers' Waterheater Income Fund	167 123	2 280	2 276	
UE Waterheater Income Fund	168 940	2 173	2 441	
Fonds de revenu Pages Jaunes	150 200	1 741	2 418	
		8 837	9 510	6,0
Produits essentiels				
Connors Brothers Income Fund	223 321	3 129	2 591	
		3 129	2 591	1,6
Énergie				
Advantage Energy Income Fund	121 294	2 151	2 364	
AltaGas Income Trust	84 705	1 655	2 456	
ARC Energy Trust	90 770	1 297	2 542	
Baytex Energy Trust	102 433	1 052	2 479	
Bonavista Energy Trust	71 388	1 367	2 499	
Canadian Oil Sands Trust	75 980	725	2 735	
Canetic Resources Trust	108 220	2 564	2 500	
CCS Income Trust	65 229	1 092	2 413	
Crescent Point Energy Trust	108 198	2 253	2 362	
Daylight Energy Trust	212 400	2 584	2 336	
Fonds Enerplus Resources	40 263	1 485	2 537	
Esprit Energy Trust	208 974	2 629	2 426	
Fairborne Energy Trust	180 355	2 883	2 363	
Focus Energy Trust	107 480	1 665	2 542	
Fiducie houillère canadienne Fording	64 166	1 244	2 262	
Fort Chicago Energy Partners, LP	210 946	1 893	2 460	
Freehold Royalty Trust	125 386	2 384	2 633	
GMP Capital Trust	105 100	2 365	2 473	
Harvest Energy Trust	73 433	2 662	2 439	
Inter Pipeline Fund	249 163	1 553	2 469	
Keyera Facilities Income Fund	117 211	2 566	2 544	
NAL Oil & Gas Trust	124 065	1 039	2 481	
Paramount Energy Trust	131 684	2 877	2 436	
Pembina Pipeline Income Fund	147 370	1 819	2 395	
Pengrowth Energy Trust	99 128	1 504	2 582	
Penn West Energy Trust	59 300	2 400	2 663	
Petrofund Energy Trust	93 986	1 457	2 514	
Peyto Energy Trust	100 573	1 610	2 382	
Precision Drilling Trust	68 200	2 519	2 530	
PrimeWest Energy Trust	71 029	1 655	2 379	
Progress Energy Trust	151 434	2 236	2 468	
Provident Energy Trust	175 620	1 735	2 395	
Shiningbank Energy Income Fund	114 477	1 939	2 427	
Trilogy Energy Trust	126 800	2 941	2 397	
Trinidad Energy Services Income Trust	147 279	2 365	2 616	
True Energy Trust	167 672	3 205	2 304	
Vermilion Energy Trust	75 552	1 108	2 610	
		72 478	91 413	57,8

Les notes ci-jointes font partie intégrante des états financiers.

Fonds de revenu Barclays à pondération égale — suite

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Services financiers				
Boardwalk REIT	91 549	1 329	2 348	
Calloway REIT	100 016	1 662	2 445	
Fonds de placement immobilier d'immeubles résidentiels canadiens	153 438	2 089	2 518	
Canadian REIT	107 161	1 517	2 583	
Chartwell Seniors Housing REIT	170 116	2 218	2 370	
Fonds de revenu Davis + Henderson	131 129	2 114	2 321	
Fonds de placement immobilier H&R	114 785	1 680	2 638	
Fonds de placement immobilier InnVest	202 716	2 077	2 481	
Fiducie de placement immobilier constituée d'hôtels Legacy	324 662	2 156	2 760	
Primaris Retail REIT	152 914	1 833	2 485	
Fonds de placement immobilier — Résidences pour retraités	308 832	2 780	2 363	
Fonds de placement immobilier RioCan	115 709	1 610	2 504	
Summit REIT	101 396	1 482	2 596	
		24 547	32 412	20,5
Soins de santé				
CML Healthcare Income Fund	167 012	2 390	2 430	
		2 390	2 430	1,5
Biens industriels				
Fonds de revenu BFI Canada	90 769	1 680	2 623	
Mullen Group Income Fund	82 600	2 548	2 387	
Newalta Income Fund	76 140	1 474	2 488	
Superior Plus Income Fund	203 029	3 871	2 233	
Fonds de revenu TransForce	141 429	2 353	2 397	
Westshore Terminals, Inc.	221 483	2 832	2 365	
		14 758	14 493	9,2
Matières				
Labrador Iron Ore Royalty Income Fund	100 314	2 643	2 391	
TimberWest Forest Corp.	169 661	2 090	2 433	
		4 733	4 824	3,1
Services de télécommunications				
Fonds de revenu Bell Nordiq	139 959	1 900	2 565	
		1 900	2 565	1,6
Services publics				
Algonquin Power Income Fund	249 231	2 104	2 380	
Calpine Power Income Fund	254 023	2 209	2 477	
Energy Savings Income Fund	142 448	1 814	2 635	
Société en commandite EPCOR Power	71 180	2 329	2 349	
Northland Power Income Fund	164 522	2 215	2 384	
S.E.C. Transalta Énergie	281 915	2 750	2 461	
		13 421	14 686	9,3
Total des fiducies de revenu canadiennes		146 193	174 924	110,6
Bons de souscription				
Horizon North Logistics, Inc.	15 653	0	13	
Total des bons de souscription		0	13	0,0
Total des placements		146 193	174 937	110,6
Autres actifs et passifs			(16 716)	(10,6)
Actif net			158 221	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds avantageux d'obligations de sociétés Barclays*

État de l'actif net

Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	65 036 232 $	67 481 840 $
Encaisse	45 837	83 637
Gain net non réalisé sur les contrats à terme (note 4)	5 159 644	7 018 058
Intérêts	137	—
	70 241 850	74 583 535
Passif		
Honoraires du fiduciaire	15 990	18 152
Honoraires liés aux contrats à terme (note 3)	15 968	34 866
Coûts d'emprunt d'actions liés aux contrats à terme (note 3)	7 185	13 085
Frais de service	36 213	38 367
Autres charges	19 957	36 835
Parts rachetées	—	606 251
Distributions	436 082	330 347
	531 395	1 077 903
Valeur liquidative	69 710 455 $	73 505 632 $
Capitaux propres		
Capital sous forme de parts	77 550 307 $	77 550 307 $
Surplus d'apport	61 247	61 247
Déficit non réparti	(7 901 099)	(4 105 922)
	69 710 455 $	73 505 632 $
Nombre de parts émises et en circulation (note 8)	8 184 729	8 184 729
Valeur liquidative par part	8,52 $	8,98 $
Coût moyen des placements	60 189 561 $	62 789 089 $

État des résultats

Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Dividendes	31 274 $	21 009 $
Intérêts créditeurs**	(736)	210
	30 538	21 219
Charges		
Honoraires du fiduciaire	99 125	147 602
Honoraires liés aux contrats à terme	197 091	293 323
Coûts d'emprunt d'actions liés aux contrats à terme	68 983	93 848
Frais de service (note 10)	76 249	113 538
Honoraires de vérification	6 192	1 154
Frais juridiques	3 812	5 552
Droits de garde	778	1 265
Frais de tenue de livres	6 368	6 255
Autres charges	29 433	31 965
Coûts des communications aux porteurs de parts	12 397	16 219
	500 428	710 721
Perte nette de placement pour le semestre	(469 890)	(689 502)
Gain (perte) sur les placements		
Gain net (perte) réalisé à la vente de placements	368 248	(4 340 249)
Variation de la plus-value (moins-value) non réalisée des contrats à terme	(1 858 414)	3 571 817
Variation de la plus-value non réalisée des placements	153 920	5 351 898
Gain net (perte) sur les placements	(1 336 246)	4 583 466
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 806 136)$	3 893 964 $
Augmentation (diminution) de l'actif net liée aux activités de placement par part	(0,22)$	0,34 $
Déficit non réparti		
Déficit non réparti au début du semestre	(4 105 922)$	(2 343 837)$
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 806 136)	3 893 964
Distribution versée	(1 989 041)	(2 767 108)
Déficit non réparti à la fin du semestre	(7 901 099)$	(1 216 981)$

* La valeur du Fonds avantageux d'obligations de sociétés Barclays est tirée du rendement du portefeuille indiciel détenu par le Fonds d'obligations de sociétés Barclays.

** Déduction faite des intérêts débiteurs liés aux contiers.

Approuvé par le fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	73 505 632 $	106 879 603 $
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 806 136)	3 893 964
Opérations sur capitaux propres		
Produit de l'émission de parts	—	148 685
Opérations sur capitaux propres — montant net	—	148 685
Distributions (note 9)		
Remboursement de capital	(1 989 041)	(2 767 108)
Total des distributions	(1 989 041)	(2 767 108)
Augmentation (diminution) de l'actif net pour le semestre	(3 795 177)	1 275 541
Actif net à la fin du semestre	69 710 455 $	108 155 144 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen (en milliers de dollars)	Valeur marchande (en milliers de dollars)	Pourcentage de l'actif net
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands, Inc., catégorie A	299 015	4 225	9 251	
		4 225	9 251	13,3
Soins de santé				
Angiotech Pharmaceuticals, Inc.	231 354	4 069	3 012	
Patheon, Inc.	920 453	6 416	7 318	
		10 485	10 330	14,8
Biens industriels				
WestJet Airlines, Ltd.	284 478	3 272	3 124	
		3 272	3 124	4,5
Technologies de l'information				
ATI Technologies, Inc.	256 470	5 574	4 160	
Groupe CGI inc., catégorie A	542 371	4 225	3 775	
Cognos, Inc.	131 502	5 503	4 130	
Corporation Nortel Networks	1 748 112	6 416	4 335	
Research In Motion, Ltd.	89 301	5 503	6 948	
		27 221	23 348	33,5
Matières				
Glamis Gold, Ltd.	98 751	3 981	4 179	
Inco Limitée	109 334	5 503	8 036	
Kinross Gold Corp.	556 110	5 503	6 768	
		14 987	18 983	27,2
Total des actions ordinaires canadiennes		60 190	65 036	93,3
Autres actifs et passifs			4 674	6,7
Actif net			69 710	100,0

Les notes ci-jointes font partie intégrante des états financiers.

Fonds d'obligations de sociétés Barclays

État de l'actif net

Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	76 147 751 $	80 371 063 $
Encaisse	1 677 399	1 088 525
Gain net non réalisé sur les contrats de change à terme (note 5)	2 944 315	3 670 382
Intérêts sur emprunt reportés (note 6)	75 953	62 279
Intérêts	558 920	527 568
Dividendes	214 249	213 199
Comptes débiteurs — titres vendus	505 675	—
	82 124 262	85 933 016
Passif		
Comptes créditeurs — titres achetés	505 675	—
Frais du fiduciaire	4 847	5 282
Perte nette non réalisée sur les contrats de swap de taux d'intérêt (note 6)	6 809	17 823
Autres charges	11 055	10 013
Emprunts (note 6)	11 400 000	11 400 000
	11 928 386	11 433 118
Valeur liquidative	70 195 876 $	74 499 898 $
Capitaux propres		
Capital sous forme de parts	85 475 718 $	86 179 057 $
Surplus d'apport	22 857	22 857
Déficit non réparti	(15 302 699)	(11 702 016)
	70 195 876 $	74 499 898 $
Nombre de parts émises et en circulation (note 8)	8 162 345	8 229 509
Valeur liquidative par part	8,60 $	9,05 $
Coût moyen des placements	93 430 844 $	91 328 595 $

État des résultats

Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Intérêts créditeurs	2 401 779 $	3 490 490 $
Gain net sur les contrats de change à terme	4 215 240	291 241
	6 617 019	3 781 731
Charges		
Honoraires du fiduciaire	33 356	48 317
Honoraires de vérification	8 193	4 493
Intérêts débiteurs	232 599	166 143
Perte nette réalisée sur les contrats de swap de taux d'intérêt	73 631	122 153
Droits de garde	1 013	1 467
Frais de tenue de livres	266	269
Autres charges	25 006	23 748
	374 064	366 590
Revenu net de placement pour le semestre	6 242 955	3 415 141
Gain (perte) sur les placements		
Perte nette réalisée à la vente de placements	(509 992)	(1 794 269)
Variation de la plus-value (moins-value) non réalisée des contrats de change à terme	(726 067)	134 144
Variation de la plus-value (moins-value) non réalisée des contrats de swap de taux d'intérêt	13 674	(2 344)
Variation de la plus-value (moins-value) non réalisée des placements	(6 325 561)	2 851 821
Gain net (perte) sur les placements	(7 547 946)	1 189 352
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 304 991)$	4 604 493 $
Augmentation (diminution) de l'actif net liée aux activités de placement par part	(0,16)$	0,40 $
Déficit non réparti		
Déficit non réparti au début du semestre	(11 702 016)$	(3 541 910)$
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 304 991)	4 604 493
Distribution versée	(2 391 206)	(3 401 125)
Coût des parts rachetées inférieur à la valeur attribuée	95 514	—
Déficit non réparti à la fin du semestre	(15 302 699)$	(2 338 542)$

Approuvé au nom du fiduciaire
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	74 499 898 $	107 511 161 $
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 304 991)	4 604 493
Opérations sur capitaux propres		
Rachat de parts	(607 825)	—
Opérations sur capitaux propres — montant net	(607 825)	—
Distributions (note 9)		
Bénéfice net	(2 391 206)	(3 401 125)
Total des distributions	(2 391 206)	(3 401 125)
Augmentation (diminution) de l'actif net pour le semestre	(4 304 022)	1 203 368
Actif net à la fin du semestre	70 195 876 $	108 714 529 $

État des flux de trésorerie
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Flux de trésorerie liés aux activités d'exploitation		
Revenu net de placement pour le semestre	6 242 955 $	3 415 141 $
Achat de titres de placement	(11 703 848)	(34 094 032)
Produit de la vente de titres de placement	9 094 267	34 647 447
Diminution (augmentation) du montant des intérêts sur emprunt reportés	(13 674)	2 344
Augmentation des autres débiteurs	(32 402)	(322 845)
Augmentation (diminution) des autres créditeurs	607	(1 449)
Flux de trésorerie provenant des activités d'exploitation	3 587 905	3 646 606
Activités de financement		
Rachats des porteurs de parts	(607 825)	—
Distributions	(2 391 206)	(3 401 125)
Flux de trésorerie affectés aux activités de financement	(2 999 031)	(3 401 125)
Augmentation des flux de trésorerie pour le semestre	588 874 $	245 481 $
Flux de trésorerie au début du semestre	1 088 525 $	823 335 $
Flux de trésorerie à la fin du semestre	1 677 399 $	1 068 816 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Fonds négociables en Bourse				
iShares GS $ Investop Corporate Bond Fund	460 672	67 105	52 400	
Total des fonds négociables en Bourse		67 105	52 400	74,7
Obligations de sociétés américaines à rendement élevé				
AES Corp. (The), billet garanti de premier rang 8,75 %, 15 mai 2013	405	598	483	
Allied Waste North America, billet de premier rang 7,25 %, 15 mars 2015	450	520	479	
American Cellular Corp., série B, billet de premier rang 10,00 %, 1er août 2011	425	540	501	
American Tower Corp., billet de premier rang 7,13 %, 15 octobre 2012	450	583	513	
Arch Western Finance LLC, billet garanti de premier rang 6,75 %, 1er juillet 2013	450	602	483	
Cablevision Systems Corp., série B, billet de premier rang 8,00 %, 15 avril 2012	500	642	550	
Case New Holland, Inc., billet de premier rang 9,25 %, 1er août 2011	415	528	488	
CCH II LLC/CCH II CAP CO 10,25 %, 15 septembre 2010	450	515	504	
Chesapeake Energy Corp., billet de premier rang 6,50 %, 15 août 2017	400	470	411	
Citizens Communications Co., billet de premier rang 6,25 %, 15 janvier 2013	450	528	474	
Crown Americas, Inc., billet garanti de premier rang 7,75 %, 15 novembre 2015	450	535	493	
DaVita, Inc., billet subordonné de premier rang 7,25 %, 15 mars 2015	405	483	435	
DirecTV Holdings LLC, billet de premier rang 6,38 %, 15 juin 2015	450	538	466	
Dynegy Holdings, Inc., billet de premier rang, 144A 8,38 %, 1er mai 2016	450	504	495	
Echostar DBS Corp., billet de premier rang 7,13 %, 1er février 2016	425	479	456	
El Paso Production Holding Co., billet de premier rang 7,75 %, 1er juin 2013	450	558	509	
Equistar Chemicals, LP/ Equistar Funding Corp., billet de premier rang 10,63 %, 1er mai 2011	405	551	484	
Ford Motor Credit Co., Note 7,25 %, 25 octobre 2011	450	470	444	
General Motors Acceptance Corp., Global Note 6,75 %, 1er décembre 2014	450	456	464	
Goodyear Tire & Rubber Co. (The), billet de premier rang 9,00 %, 1er juillet 2015	405	506	429	
HCA, Inc., Note 6,50 %, 15 février 2016	425	483	439	
Hertz Corp., billet de premier rang 8,88 %, 1er janvier 2014	450	532	516	
Host Marriott, LP REIT, billet de premier rang, 144A 6,75 %, 1er juin 2016	450	500	478	
KB Home, billet de premier rang 6,25 %, 15 juin 2015	425	474	423	
L-3 Communications Corp., billet subordonné de premier rang 5,88 %, 15 janvier 2015	450	498	468	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds d'obligations de sociétés Barclays — suite

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Level 3 Communications, Inc., billet de premier rang 11,50 %, 1er mars 2010	450	472	500	
Liberty Media Corp., billet de premier rang 5,70 %, 15 mai 2013	425	455	437	
Massey Energy Co., billet de premier rang 6,88 %, 15 décembre 2013	450	516	468	
MGM Mirage, billet de premier rang 6,63 %, 15 juillet 2015	450	514	469	
Nalco Co., billet subordonné de premier rang 8,88 %, 15 novembre 2013	410	528	464	
Nortek, Inc., billet subordonné de premier rang 8,50 %, 1er septembre 2014	405	556	430	
NRG Energy, Inc., billet de premier rang 7,38 %, 1er février 2016	425	499	461	
Omnicare, Inc., billet subordonné de premier rang 6,88 %, 15 décembre 2015	425	496	454	
PanAmSat Corp., billet de premier rang 9,00 %, 15 août 2014	408	544	465	
Qwest Corp., Note 8,88 %, 15 mars 2012	450	582	533	
Reliant Energy, Inc., billet garanti de premier rang 6,75 %, 15 décembre 2014	405	487	417	
RH Donnelley Corp., Note 8,88 %, 15 janvier 2016	500	591	567	
Select Medical Corp., billet subordonné de premier rang 7,63 %, 1er février 2015	450	489	449	
Six Flags, Inc., billet de premier rang 9,63 %, 1er juin 2014	410	493	417	
Smithfield Foods, Inc., billet de premier rang 7,00 %, 1er août 2011	450	536	488	
Starwood Hotels & Resorts Worldwide, Inc., billet de premier rang 7,88 %, 1er mai 2012	405	560	497	
Station Casinos, Inc., billet de premier rang 6,00 %, 1er avril 2012	450	584	474	
Sungard Data Systems, Inc., billet de premier rang 9,13 %, 15 août 2013	415	518	483	
Tenet Healthcare Corp., billet de premier rang 9,88 %, 1er juillet 2014	405	554	450	
TRW Automotive, Inc., billet de premier rang 9,38 %, 15 février 2013	410	547	487	
TXU Corp., Series P, billet de premier rang 5,55 %, 15 novembre 2014	450	512	455	
United Rentals North America, Inc., billet de premier rang 6,50 %, 15 février 2012	450	570	474	
Warner Chilcott Corp., billet subordonné de premier rang 8,75 %, 1er février 2015	500	543	559	
Williams Cos., Inc. (The), Note 6,38 %, 1er octobre 2010	425	501	465	
Xerox Corp., billet de premier rang 6,88 %, 15 août 2011	450	586	500	
Total des obligations de sociétés américaines à rendement élevé		26 326	23 748	33,8
Total des placements		93 431	76 148	108,5
Autres actifs et passifs			(5 952)	(8,5)
Actif net			70 196	100,0

Les contrats de change à terme que détenait le Fonds au 30 juin 2006 sont présentés à la note 5.

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds mixte de revenu et de croissance Barclays

État de l'actif net
Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	69 565 828 $	101 569 772 $
Encaisse	799 415	28 090
Intérêts	1 921	—
Revenu tiré du prêt de titres	1 701	3 506
Comptes débiteurs — titres vendus	220 676	1 101 758
Distributions des parts de fonds sous-jacents	428 315	684 345
	71 017 856	103 387 471
Passif		
Comptes créditeurs — titres achetés	306 017	830 959
Honoraires du fiduciaire	28 892	42 201
Frais de service	44 012	45 602
Autres charges	81 178	90 360
Titres privilégiés	29 808 100	43 224 660
Intérêts courus sur les titres privilégiés	223 561	331 230
Distributions	256 528	269 074
	30 748 288	44 834 086
Valeur liquidative	40 269 568 $	58 553 385 $
Capitaux propres		
Capital sous forme de parts	27 274 412 $	39 550 564 $
Bénéfices non répartis	12 995 156	19 002 821
	40 269 568 $	58 553 385 $
Nombre de parts émises et en circulation (note 8)	2 980 810	4 322 466
Valeur liquidative par part	13,51 $	13,55 $
Coût moyen des placements	57 877 575 $	82 480 670 $

État des résultats
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Distributions des parts de fonds sous-jacents	2 732 957 $	2 954 127 $
Intérêts créditeurs	28 200	28 970
Revenu tiré du prêt de titres	17 826	65 669
	2 778 983	3 048 766
Charges		
Honoraires du fiduciaire	214 035	279 901
Frais de service (note 10)	90 517	107 846
Honoraires de vérification	8 778	6 618
Frais juridiques	5 209	6 595
Droits de garde	1 304	1 718
Frais de tenue de livres	4 464	7 039
Autres charges	62 321	69 038
Coûts des communications aux porteurs de parts	16 364	19 507
Intérêts sur les titres privilégiés	1 227 755	1 777 681
	1 630 747	2 275 943
Revenu net de placement pour le semestre	1 148 236	772 823
Gain (perte) sur les placements		
Gain net réalisé à la vente de placements	7 953 930	7 567 369
Variation de la moins-value non réalisée des placements	(7 400 849)	(1 612 140)
Gain net sur les placements	553 081	5 955 229
Augmentation de l'actif net liée aux activités de placement	1 701 317 $	6 728 052 $
Augmentation de l'actif net liée aux activités de placement par part	0,42 $	1,14 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	19 002 821 $	12 091 582 $
Augmentation de l'actif net liée aux activités de placement	1 701 317	6 728 052
Distribution versée	(1 973 239)	(2 127 581)
Coût des parts rachetées supérieur à la valeur attribuée	(5 735 743)	(4 398 085)
Bénéfices non répartis à la fin du semestre	12 995 156 $	12 293 968 $

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	58 553 385 $	69 279 082 $
Augmentation de l'actif net liée aux activités de placement	1 701 317	6 728 052
Opérations sur capitaux propres		
Rachat de parts	(18 011 895)	(22 035 021)
Opérations sur capitaux propres — montant net	(18 011 895)	(22 035 021)
Distributions (note 9)		
Bénéfice net	(1 148 235)	(772 824)
Remboursement de capital	(825 004)	(1 354 757)
Total des distributions	(1 973 239)	(2 127 581)
Diminution de l'actif net pour le semestre	(18 283 817)	(17 434 550)
Actif net à la fin du semestre	40 269 568 $	51 844 532 $

État des flux de trésorerie
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Flux de trésorerie liés aux activités d'exploitation		
Revenu net de placement pour le semestre	1 148 236 $	772 823 $
Achat de titres de placement	(12 739 135)	(15 318 450)
Produit de la vente de titres de placement	45 652 300	57 332 125
Diminution de la distribution à payer	(12 546)	(77 713)
Diminution des autres débiteurs	255 914	299 056
Diminution des autres créditeurs	(131 750)	(169 517)
Flux de trésorerie provenant des activités d'exploitation	34 173 019	42 838 324
Activités de financement		
Rachats des porteurs de parts	(18 011 895)	(22 035 021)
Rachats des porteurs de titres privilégiés	(13 416 560)	(19 275 340)
Distributions	(1 973 239)	(2 127 581)
Flux de trésorerie affectés aux activités de financement	(33 401 694)	(43 437 942)
Augmentation (diminution) des flux de trésorerie pour le semestre	771 325 $	(599 618)$
Flux de trésorerie au début du semestre	28 090 $	1 684 500 $
Flux de trésorerie à la fin du semestre	799 415 $	1 084 882 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen (en milliers de dollars)	Valeur marchande (en milliers de dollars)	Pourcentage de l'actif net %
Fonds négociables en Bourse				
iShares CDN S&P/TSX 60 Index Fund	279 100	14 000	18 379	
Total des fonds négociables en Bourse		14 000	18 379	45,6
Fonds de revenu canadiens				
Produits de consommation discrétionnaire				
Cinram International Income Fund	26 600	775	694	
The Consumers' Waterheater Income Fund	49 060	676	668	
UE Waterheater Income Fund	49 588	686	717	
Fonds de revenu Pages Jaunes	43 941	507	707	
		2 644	2 786	6,9
Produits essentiels				
Connors Brothers Income Fund	65 397	904	759	
		904	759	1,9
Énergie				
Advantage Energy Income Fund	36 103	666	704	
AltaGas Income Trust	24 830	485	720	
ARC Energy Trust	26 474	402	741	
Baytex Energy Trust	29 962	354	725	
Bonavista Energy Trust	20 814	476	729	
Canadian Oil Sands Trust	22 170	211	798	
Canetic Resources Trust	31 725	752	733	
CCS Income Trust	18 977	310	702	
Crescent Point Energy Trust	31 732	670	693	
Daylight Energy Trust	62 100	762	683	
Fonds Enerplus Resources	11 751	411	740	
Esprit Energy Trust	60 960	766	708	
Fairborne Energy Trust	52 600	844	689	
Focus Energy Trust	31 546	526	746	
Fort Chicago Energy Partners, LP	61 870	592	721	
Freehold Royalty Trust	36 608	691	769	
Harvest Energy Trust	21 443	775	712	
Inter Pipeline Fund	73 306	522	726	
Keyera Facilities Income Fund	34 282	753	744	
NAL Oil & Gas Trust	36 389	383	728	
Paramount Energy Trust	38 490	842	712	
Pembina Pipeline Income Fund	43 180	544	702	
Pengrowth Energy Trust	28 940	463	754	
Penn West Energy Trust	17 300	650	777	
Petrofund Energy Trust	27 458	472	735	
Peyto Energy Trust	29 367	511	695	
Precision Drilling Trust	20 000	738	742	
PrimeWest Energy Trust	20 798	511	697	
Progress Energy Trust	44 218	653	721	
Provident Energy Trust	51 592	557	704	
Shiningbank Energy Income Fund	33 582	607	712	
Trilogy Energy Trust	37 000	844	699	
Trinidad Energy Services Income Trust	43 330	698	770	
True Energy Trust	49 209	935	676	
Vermilion Energy Trust	22 011	395	760	
		20 771	25 367	63,0

Les notes ci-jointes font partie intégrante des états financiers.

Fonds mixte de revenu et de croissance Barclays — suite

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Services financiers				
Boardwalk REIT	26 724	392	685	
Calloway REIT	29 256	492	715	
Fonds de placement immobilier d'immeubles résidentiels canadiens	45 037	613	739	
Canadian REIT	31 230	462	753	
Chartwell Seniors Housing REIT	49 703	654	692	
Fonds de revenu Davis + Henderson	38 421	695	680	
GMP Capital Trust	30 800	693	725	
Fonds de placement immobilier H&R	33 523	497	770	
Fonds de placement immobilier InnVest	59 151	570	724	
Fiducie de placement immobilier constituée d'hôtels Legacy	94 965	631	807	
Primaris Retail REIT	44 596	535	725	
Fonds de placement immobilier — Résidences pour retraités	89 821	871	687	
Fonds de placement immobilier RioCan	33 848	491	732	
Summit REIT	29 826	440	764	
		8 036	10 198	25,3
Soins de santé				
CML Healthcare Income Fund	48 888	654	711	
		654	711	1,8
Biens industriels				
Fonds de revenu BFI Canada	26 678	503	771	
Mullen Group Income Fund	24 100	748	696	
Newalta Income Fund	22 322	431	729	
Superior Plus Income Fund	59 280	1 165	652	
Fonds de revenu TransForce	41 288	688	700	
Westshore Terminals, Inc.	64 407	829	688	
		4 364	4 236	10,5
Matières				
Fiducie houillère canadienne Fording	18 715	452	660	
Labrador Iron Ore Royalty Income Fund	29 299	770	698	
TimberWest Forest Corp.	49 688	664	713	
		1 886	2 071	5,1
Services de télécommunications				
Fonds de revenu Bell Nordiq	41 284	563	757	
		563	757	1,9
Services publics				
Algonquin Power Income Fund	72 889	631	696	
Calpine Power Income Fund	74 241	618	724	
Energy Savings Income Fund	41 800	704	773	
Société en commandite EPCOR Power	20 845	653	688	
Northland Power Income Fund	48 029	645	696	
S.E.C. Transalta Énergie	82 573	805	721	
		4 056	4 298	10,7
Total des fiducies de revenu canadiennes		43 878	51 183	127,1
Bons de souscription				
Horizon North Logistics, Inc.	4 596	0	4	
Total des bons de souscription		0	4	0,0
Total des placements		57 878	69 566	172,7
Autres actifs et passifs			(29 296)	(72,7)
Actif net			40 270	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds de revenu à pondération égale Barclays des 100 principaux fonds de revenu

État de l'actif net
Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	310 477 090 $	348 411 195 $
Encaisse	751 846	1 898 718
Intérêts sur emprunt reportés (note 6)	195 880	157 941
Intérêts	2 752	—
Revenu tiré du prêt de titres	17 786	26 519
Comptes débiteurs — titres vendus	2 821 723	5 097 959
Distributions des parts de fonds sous-jacents	2 513 336	3 144 756
	316 780 413	358 737 088
Passif		
Comptes créditeurs — titres achetés	2 821 723	5 965 825
Honoraires du fiduciaire	108 845	131 143
Frais de service	228 273	247 747
Perte nette réalisée sur les contrats de swap de taux d'intérêt (note 6)	17 385	45 792
Autres charges	16 359	21 137
Emprunts (note 6)	29 400 000	29 400 000
Distributions	2 049 790	2 174 681
	34 642 375	37 986 325
Valeur liquidative	282 138 038 $	320 750 763 $
Capitaux propres		
Capital sous forme de parts	246 031 896 $	275 838 095 $
Bénéfices non répartis	36 106 142	44 912 668
	282 138 038 $	320 750 763 $
Nombre de parts émises et en circulation (note 8)	25 966 427	29 112 200
Valeur liquidative par part	10,87 $	11,02 $
Coût moyen des placements	272 427 206 $	301 090 826 $

État des résultats
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Distributions des parts de fonds sous-jacents	10 758 363 $	9 329 088 $
Intérêts créditeurs	39 128	23 643
Revenu tiré du prêt de titres	169 938	233 888
	10 967 429	9 586 619
Charges		
Honoraires du fiduciaire	698 817	706 660
Frais de service (note 10)	465 873	471 106
Honoraires de vérification	7 069	7 400
Frais juridiques	15 529	15 704
Intérêts débiteurs	599 861	439 410
Perte nette réalisée sur les contrats de swap de taux d'intérêt	189 088	314 220
Droits de garde	4 298	4 350
Frais de tenue de livres	6 368	7 761
Autres charges	54 650	69 914
Coûts des communications aux porteurs de parts	30 803	23 122
	2 072 356	2 059 647
Revenu net de placement pour le semestre	8 895 073	7 526 972
Gain (perte) sur les placements		
Gain net (perte) réalisé à la vente de placements	8 893 695	(598 090)
Variation de la plus-value non réalisée des contrats de swap de taux d'intérêt	37 939	20 142
Variation de la plus-value (moins-value) non réalisée des placements	(9 270 485)	14 510 807
Gain net (perte) sur les placements	(338 851)	13 932 859
Augmentation de l'actif net liée aux activités de placement	8 556 222 $	21 459 831 $
Augmentation de l'actif net liée aux activités de placement par part	0,32 $	0,73 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	44 912 668 $	15 349 294 $
Augmentation de l'actif net liée aux activités de placement	8 556 222	21 459 831
Distribution versée	(12 833 919)	(12 072 098)
Coût des parts rachetées supérieur à la valeur attribuée	(4 528 829)	—
Bénéfices non répartis à la fin du semestre	36 106 142 $	24 737 027 $

Approuvé au nom du fiduciaire
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	320 750 763 $	292 019 682 $
Augmentation de l'actif net liée aux activités de placement	8 556 222	21 459 831
Opérations sur capitaux propres		
Rachat de parts	(34 335 028)	—
Opérations sur capitaux propres	(34 335 028)	—
Distributions (note 9)		
Bénéfice net	(8 936 410)	(7 548 071)
Remboursement de capital	(3 897 509)	(4 524 027)
Total des distributions	(12 833 919)	(12 072 098)
Augmentation (diminution) de l'actif net pour le semestre	(38 612 725)	9 387 733
Actif net à la fin du semestre	282 138 038 $	301 407 415 $

État des flux de trésorerie
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Flux de trésorerie liés aux activités d'exploitation		
Revenu net de placement pour le semestre	8 895 073 $	7 526 972 $
Achat de titres de placement	(38 079 463)	(577 677)
Produit de la vente de titres de placement	74 768 912	869 639
Diminution (augmentation) du montant des intérêts sur emprunt reportés	(37 939)	20 142
Diminution de la distribution	(124 891)	(711 925)
Diminution (augmentation) des autres débiteurs	637 401	(78 580)
Diminution des autres créditeurs	(37 018)	(126 789)
Flux de trésorerie provenant des activités d'exploitation	46 022 075	6 921 782
Activités de financement		
Rachats des porteurs de parts	(34 335 028)	—
Distributions	(12 833 919)	(12 072 098)
Flux de trésorerie affectés aux activités de financement	(47 168 947)	(12 072 098)
Diminution des flux de trésorerie pour le semestre	(1 146 872)$	(5 150 316)$
Flux de trésorerie au début du semestre	1 898 718 $	6 272 650 $
Flux de trésorerie à la fin du semestre	751 846 $	1 122 334 $

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen (en milliers de dollars)	Valeur marchande (en milliers de dollars)	Pourcentage de l'actif net %
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
Brick Group Income Fund (The), catégorie A	318 000	3 298	3 088	
CanWest MediaWorks Income Fund	331 700	3 064	2 736	
Cineplex Galaxy Income Fund	211 400	3 013	2 860	
The Consumers' Waterheater Income Fund	204 163	3 032	2 781	
Gateway Casinos Income Fund	204 900	3 661	3 104	
North West Co. Fund	84 700	2 333	3 799	
UE Waterheater Income Fund	224 100	2 920	3 238	
Fonds de revenu Pages Jaunes	197 773	2 456	3 184	
		23 777	24 790	8,8
Produits essentiels				
Connors Brothers Income Fund	314 327	4 261	3 646	
KCP Income Fund	330 400	3 290	3 254	
		7 551	6 900	2,4
Énergie				
Advantage Energy Income Fund	206 706	3 940	4 029	
AltaGas Income Trust	107 167	2 382	3 108	
ARC Energy Trust	118 595	1 942	3 321	
Avenir Diversified Income Trust	376 200	3 718	2 961	
Baytex Energy Trust	182 354	2 279	4 413	
Bonavista Energy Trust	82 821	2 182	2 899	
Bonterra Energy Income Trust	130 800	2 866	4 207	
Canadian Oil Sands Trust	121 200	1 456	4 363	
Canetic Resources Trust	139 123	3 295	3 214	
CCS Income Trust	86 950	1 741	3 217	
Crescent Point Energy Trust	147 200	2 380	3 213	
Daylight Energy Trust	243 800	2 901	2 682	
Fonds Enerplus Resources	55 500	2 154	3 496	
Enterra Energy Trust	153 500	2 851	2 315	
Esprit Energy Trust	245 306	3 128	2 848	
Fairborne Energy Trust	186 394	3 089	2 442	
Focus Energy Trust	127 182	2 533	3 008	
Fort Chicago Energy Partners, LP	268 022	2 756	3 125	
Freehold Royalty Trust	171 306	2 860	3 597	
Harvest Energy Trust	166 391	4 770	5 526	
Inter Pipeline Fund	314 300	2 607	3 115	
Keyera Facilities Income Fund	140 939	1 670	3 058	
NAL Oil & Gas Trust	174 632	2 204	3 493	
Paramount Energy Trust	138 800	1 849	2 568	
Pembina Pipeline Income Fund	202 386	2 665	3 289	
Pengrowth Energy Trust	140 283	2 264	3 654	
Penn West Energy Trust	85 200	2 573	3 825	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds de revenu à pondération égale Barclays des 100 principaux fonds de revenu — suite

État des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Petrofund Energy Trust	154 300	2 235	4 127	
Peyto Energy Trust	117 400	2 524	2 780	
Precision Drilling Trust	84 500	3 138	3 135	
PrimeWest Energy Trust	85 500	2 078	2 864	
Progress Energy Trust	190 089	2 502	3 098	
Provident Energy Trust	240 000	2 459	3 274	
Sequoia Oil & Gas Trust	152 700	3 096	2 484	
Shiningbank Energy Income Fund	105 992	2 169	2 247	
Thunder Energy Trust	265 000	3 111	2 207	
Total Energy Services Trust	183 400	3 134	2 942	
Trilogy Energy Trust	128 800	3 168	2 434	
Trinidad Energy Services Income Trust	194 900	1 862	3 461	
True Energy Trust	147 076	3 050	2 021	
Vault Energy Trust	270 600	3 051	2 300	
Vermilion Energy Trust	106 052	1 957	3 664	
		110 589	134 024	47,5
Services financiers				
Boardwalk REIT	157 529	2 529	4 041	
Calloway REIT	137 500	2 281	3 362	
Fonds de placement immobilier d'immeubles résidentiels canadiens	201 400	2 551	3 305	
Canadian Hotel Income Properties REIT	273 000	2 610	3 560	
Canadian REIT	146 094	2 485	3 521	
Chartwell Seniors Housing REIT	210 200	2 492	2 928	
Fonds de placement immobilier Cominar	163 800	2 712	3 171	
Fonds de revenu Davis + Henderson	140 609	2 876	2 489	
Fiducie de placement immobilier Dundee	124 100	2 989	3 500	
GMP Capital Trust	169 700	3 461	3 993	
Fonds de placement immobilier H&R	157 465	2 750	3 619	
Fonds de placement immobilier InnVest	257 000	2 601	3 146	
IPC US REIT	283 900	2 632	2 819	
Fiducie de placement immobilier constituée d'hôtels Legacy	414 972	2 665	3 527	
Morguard REIT	293 500	2 532	3 096	
Primaris Retail REIT	196 700	2 454	3 196	
Fonds de placement immobilier — Résidences pour retraités	390 023	3 411	2 984	
Fiducie de placement immobilier RioCan	147 200	2 477	3 185	
Summit REIT	132 641	2 154	3 396	
Sunrise Senior Living Real Estate Investment Trust	246 850	2 723	2 530	
		53 385	65 368	23,2
Soins de santé				
CML Healthcare Income Fund	230 900	2 954	3 360	
		2 954	3 360	1,2
Biens industriels				
Fonds de revenu BFI Canada	113 177	2 706	3 271	
Mullen Group Income Fund	101 200	3 137	2 925	
Newalta Income Fund	114 214	2 477	3 732	
Superior Plus Income Fund	131 332	3 477	1 445	
Fonds de revenu TransForce	184 109	2 592	3 121	
Fonds de revenu Wajax	102 400	3 192	4 128	
Westshore Terminals, Inc.	270 500	2 575	2 889	
		20 156	21 511	7,6
Matières				
Chemtrade Logistics Income Fund	295 606	4 346	3 039	
Fiducie houillère canadienne Fording	72 300	1 980	2 549	
Great Lakes Carbon Income Fund	319 000	3 172	3 062	
Labrador Iron Ore Royalty Income Fund	119 134	2 414	2 839	
Fonds de revenu Noranda	264 749	2 851	3 150	
Taylor NGL, LP	312 500	3 210	3 125	
TimberWest Forest Corp.	215 246	3 089	3 087	
		21 062	20 851	7,4
Services de télécommunications				
Fonds de revenu Bell Nordiq	174 145	2 615	3 192	
		2 615	3 192	1,1
Services publics				
Algonquin Power Income Fund	300 639	2 736	2 871	
Atlantic Power Corp.	309 700	3 210	2 973	
Fonds de revenu Boralex énergie	317 700	3 051	3 279	
Calpine Power Income Fund	384 777	3 370	3 752	
Energy Savings Income Fund	163 648	2 856	3 027	
Société en commandite EPCOR Power	86 731	2 806	2 862	
Société en commandite GAZ Métro	166 400	3 607	2 696	
Fonds de revenu Great Lakes Hydro	172 715	3 009	3 076	
Northland Power Income Fund	213 939	2 625	3 100	
S.E.C. Transalta Énergie	323 962	3 068	2 828	
		30 338	30 464	10,8
Total des fiducies de revenu canadiennes		272 427	310 460	110,0
Bons de souscription				
Horizon North Logistics, Inc.	20 250	0	17	—
Total des bons de souscription		0	17	0,0
Total des placements		272 427	310 477	110,0
Autres actifs et passifs			(28 339)	(10,0)
Actif net			282 138	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX

État consolidé de l'actif net
Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	454 113 845 $	451 110 034 $
Encaisse	262 082	1 359 779
Intérêts	3 462	—
Revenu tiré du prêt de titres	11 096	19 724
Comptes débiteurs — titres vendus	1 066 350	318 184
Distributions des parts de fonds sous-jacents	1 807 599	2 168 870
	457 264 434	454 976 591
Passif		
À payer à une contrepartie en vertu d'un contrat à terme	202 670 987	209 157 528
Comptes créditeurs — titres achetés	1 066 351	717 307
Honoraires du fiduciaire	151 419	123 287
Honoraires liés aux contrats à terme (note 3)	20 138	59 012
Coûts d'emprunt d'actions liés aux contrats à terme (note 3)	15 762	17 991
Autres charges	130 228	169 934
Distributions	1 550 318	1 359 486
	205 605 203	211 604 545
Valeur liquidative	251 659 231 $	243 372 046 $
Capitaux propres		
Capital sous forme de parts	146 103 694 $	146 409 737 $
Bénéfices non répartis	105 555 537	96 962 309
	251 659 231 $	243 372 046 $
Nombre de parts émises et en circulation (note 8)	15 419 915	15 452 215
Valeur liquidative par part	16,32 $	15,75 $
Coût moyen des placements	291 632 946 $	282 377 632 $

État consolidé des résultats
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Distributions des parts de fonds sous-jacents	8 808 612 $	7 146 151 $
Intérêts créditeurs	19 665	10 501
Revenu tiré du prêt de titres	114 979	206 360
	8 943 256	7 363 012
Charges		
Honoraires du fiduciaire	733 003	726 440
Honoraires liés aux contrats à terme	686 189	679 991
Coûts d'emprunt d'actions liés aux contrats à terme	214 918	261 886
Honoraires de vérification	14 314	5 644
Frais juridiques	13 268	11 826
Droits de garde	6 315	6 993
Frais de tenue de livres	6 546	7 068
Autres charges	78 643	79 213
Coûts des communications aux porteurs de parts	—	5 945
	1 753 196	1 785 006
Revenu net de placement pour le semestre	7 190 060	5 578 006
Gain sur les placements		
Gain net réalisé à la vente de placements	16 086 545	7 334 026
Variation de la plus-value (moins-value) non réalisée des placements	(5 266 878)	14 630 886
Gain net sur les placements	10 819 667	21 964 912
Augmentation de l'actif net liée aux activités de placement	18 009 727 $	27 542 918 $
Augmentation de l'actif net liée aux activités de placement par part	1,17 $	1,50 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	96 962 309 $	65 130 464 $
Augmentation de l'actif net liée aux activités de placement	18 009 727	27 542 918
Distribution versée	(9 224 016)	(8 356 799)
Coût des parts rachetées supérieur à la valeur attribuée	(192 483)	(24 985)
Bénéfices non répartis à la fin du semestre	105 555 537 $	84 291 598 $

* La valeur du Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX est tirée du rendement du portefeuille indiciel du Fonds indiciel institutionnel S&P/TSX de Barclays Canada.

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État consolidé de l'évolution de l'actif net Semestre terminé le 30 juin (non vérifié)

	2006	2005
Actif net au début du semestre	243 372 046 $	238 620 073 $
Augmentation de l'actif net liée aux activités de placement	18 009 727	27 542 918
Opérations sur capitaux propres		
Rachat de parts	(498 526)	(91 309)
Opérations sur capitaux propres — montant net	(498 526)	(91 309)
Distributions (note 9)		
Remboursement de capital	(9 224 016)	(8 356 799)
Total des distributions	(9 224 016)	(8 356 799)
Augmentation de l'actif net pour le semestre	8 287 185	19 094 810
Actif net à la fin du semestre	251 659 231 $	257 714 883 $

État consolidé des titres en portefeuille Au 30 juin 2006 (non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Portefeuille géré				
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
Cinram International Income Fund	87 700	2 566	2 289	
The Consumers' Waterheater Income Fund	66 564	897	907	
UE Waterheater Income Fund	82 573	1 156	1 193	
Fonds de revenu Pages Jaunes	817 509	9 791	13 162	
		14 410	17 551	7,0
Produits essentiels				
Connors Brothers Income Fund	86 301	1 410	1 001	
		1 410	1 001	0,4
Énergie				
Advantage Energy Income Fund	153 815	2 322	2 998	
AltaGas Income Trust	88 991	1 755	2 581	
ARC Energy Trust	337 177	4 017	9 441	
Baytex Energy Trust	121 491	1 223	2 940	
Bonavista Energy Trust	141 238	2 697	4 943	
Canadian Oil Sands Trust	781 940	5 380	28 150	
Canetic Resources Trust	338 540	8 044	7 820	
CCS Income Trust	83 316	1 525	3 083	
Crescent Point Energy Trust	102 570	2 262	2 239	
Daylight Energy Trust	106 300	1 296	1 169	
Fonds Enerplus Resources	205 213	6 567	12 928	
Esprit Energy Trust	111 400	1 370	1 293	
Fairborne Energy Trust	79 100	1 259	1 036	
Focus Energy Trust	61 692	824	1 459	
Fort Chicago Energy Partners, LP	218 516	1 779	2 548	
Freehold Royalty Trust	65 300	1 272	1 371	
Harvest Energy Trust	169 769	6 109	5 638	
Inter Pipeline Fund	336 196	1 978	3 332	
Keyera Facilities Income Fund	101 507	2 247	2 203	
NAL Oil & Gas Trust	126 380	1 086	2 528	
Paramount Energy Trust	105 306	2 260	1 948	
Pembina Pipeline Income Fund	201 977	2 341	3 282	
Pengrowth Energy Trust	269 167	3 403	7 012	
Penn West Energy Trust	275 000	10 965	12 347	
Petrofund Energy Trust	196 670	2 302	5 261	
Peyto Energy Trust	175 202	2 423	4 149	
Precision Drilling Trust	210 400	7 739	7 806	
PrimeWest Energy Trust	135 725	3 015	4 547	
Progress Energy Trust	125 760	1 580	2 050	
Provident Energy Trust	318 701	3 087	4 347	
Shiningbank Energy Income Fund	114 667	1 769	2 431	
Trilogy Energy Trust	76 100	1 611	1 438	
Trinidad Energy Services Income Trust	137 387	2 344	2 440	
True Energy Trust	61 656	1 145	847	
Vermilion Energy Trust	106 945	1 526	3 695	
		102 522	163 300	64,9

Les notes ci-jointes font partie intégrante des états financiers.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX — suite

État consolidé des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Services financiers				
Boardwalk REIT	86 778	1 270	2 226	
Calloway REIT	111 292	2 121	2 721	
Fonds de placement immobilier d'immeubles résidentiels canadiens	94 025	1 311	1 543	
Canadian REIT	96 340	1 134	2 322	
Chartwell Seniors Housing REIT	108 018	1 456	1 505	
Fonds de revenu Davis + Henderson	73 647	1 041	1 304	
GMP Capital Trust	63 300	1 424	1 489	
Fonds de placement immobilier H&R	196 595	2 612	4 518	
Fonds de placement immobilier InnVest	91 753	931	1 123	
Fiducie de placement immobilier constituée d'hôtels Legacy	149 868	895	1 274	
Primaris Retail REIT	85 550	1 078	1 390	
Fonds de placement immobilier — Résidences pour retraités	155 353	1 303	1 188	
Fonds de placement immobilier RioCan	331 514	4 050	7 174	
Summit REIT	114 973	1 460	2 943	
		22 086	32 720	13,0
Soins de santé				
CML Healthcare Income Fund	133 660	1 804	1 945	
		1 804	1 945	0,8
Biens industriels				
Fonds de revenu BFI Canada	89 960	1 887	2 600	
Mullen Group Income Fund	102 600	3 358	2 965	
Newalta Income Fund	61 002	1 182	1 994	
Superior Plus Income Fund	143 444	3 082	1 578	
Fonds de revenu TransForce	120 544	1 985	2 043	
Westshore Terminals, Inc.	117 979	1 652	1 260	
		13 146	12 440	4,9
Matières				
Fiducie houillère canadienne Fording	246 519	3 969	8 690	
Labrador Iron Ore Royalty Income Fund	53 653	1 511	1 279	
TimberWest Forest Corp.	129 980	1 531	1 864	
		7 011	11 833	4,7
Services de télécommunications				
Fonds de revenu Bell Nordiq	54 852	711	1 005	
		711	1 005	0,4
Services publics				
Algonquin Power Income Fund	116 913	833	1 116	
Calpine Power Income Fund	103 559	889	1 010	
Energy Savings Income Fund	161 612	1 550	2 990	
Société en commandite EPCOR Power	58 032	1 693	1 915	
Northland Power Income Fund	104 011	1 396	1 507	
S.E.C. Transalta Énergie	126 136	1 252	1 101	
		7 613	9 639	3,8
Total des fiducies de revenu canadiennes		170 713	251 434	99,9
Bons de souscription				
Horizon North Logistics, Inc.	10 833	0	9	
Total des bons de souscription		0	9	0,0
Portefeuille donné en garantie				
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands Inc., catégorie A	651 389	9 152	20 154	
		9 152	20 154	8,0
Soins de santé				
Angiotech Pharmaceuticals, Inc.	539 652	9 535	7 026	
Patheon Inc.	2 071 455	13 941	16 468	
		23 476	23 494	9,3
Biens industriels				
WestJet Airlines Ltd.	794 409	9 159	8 723	
		9 159	8 723	3,5
Technologies de l'information				
ATI Technologies Inc.	1 046 641	9 545	16 977	
Groupe CGI inc., catégorie A	1 163 863	9 148	8 100	
Cognos, Inc.	245 438	9 315	7 709	
Corporation Nortel Networks	3 798 606	13 941	9 421	
Research In Motion, Ltd.	756 950	9 315	58 891	
		51 264	101 098	40,2
Matières				
Glamis Gold Ltd.	229 075	9 241	9 694	
Inco Limitée	355 884	9 315	26 157	
Kinross Gold Corp.	1 097 015	9 313	13 351	
		27 869	49 202	19,6
Total des actions ordinaires canadiennes		120 920	202 671	80,5
Total des placements		291 633	454 114	180,4
Autres actifs et passifs			(202 455)	(80,4)
Actif net			251 659	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds de revenu avantageux Barclays à pondération égale*

État consolidé de l'actif net

Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	290 992 021 $	298 284 173 $
Encaisse	850 970	1 788 865
Intérêts sur emprunt reportés (note 6)	45 641	34 974
Intérêts	6 075	—
Revenu tiré du prêt de titres	7 838	10 871
Comptes débiteurs — titre vendus	763 580	3 675 666
Distributions des parts de fonds sous-jacents	1 485 558	1 593 512
	294 151 683	305 388 061
Passif		
À payer à une contrepartie en vertu d'un contrat à terme	116 055 217	121 477 782
Comptes créditeurs — titres achetés	972 638	2 661 196
Honoraires du fiduciaire	66 392	73 689
Honoraires liés aux contrats à terme (note 3)	37 532	82 635
Coûts d'emprunt d'actions liés aux contrats à terme (note 3)	9 654	25 561
Frais de service	114 054	132 422
Perte nette non réalisée sur les swaps de taux d'intérêt (note 6)	34 622	66 645
Autres charges	63 239	54 366
Emprunts (note 6)	18 600 000	18 600 000
Distributions	1 048 595	774 117
	137 001 943	143 948 413
Valeur liquidative	157 149 740 $	161 439 648 $
Capitaux propres		
Capital sous forme de parts	119 761 735 $	120 756 610 $
Bénéfices non répartis	37 388 005	40 683 038
	157 149 740 $	161 439 648 $
Nombre de parts émises et en circulation (note 8)	12 639 761	12 744 761
Valeur liquidative par action	12,43 $	12,67 $
Coût moyen des placements	241 104 914 $	241 885 208 $

État consolidé des résultats

Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Distributions des parts de fonds sous-jacents	6 348 364 $	6 227 604 $
Intérêts créditeurs	35 385	15 294
Revenu tiré du prêt de titres	62 732	157 588
	6 446 481	6 400 486
Charges		
Honoraires du fiduciaire	467 767	577 900
Honoraires liés aux contrats à terme	439 321	542 193
Coûts d'emprunt d'actions liés aux contrats à terme	124 133	161 782
Frais de service (note 10)	254 674	314 760
Honoraires de vérification	14 431	5 644
Frais juridiques	8 489	9 569
Intérêts débiteurs	378 379	270 348
Perte nette réalisée sur les contrats de swap de taux d'intérêt	122 285	207 189
Droits de garde	3 614	5 074
Frais de tenue de livres	7 173	6 832
Autres charges	82 797	85 901
Coûts des communications aux porteurs de parts	23 803	25 672
	1 926 866	2 212 864
Revenu net de placement pour le semestre	4 519 615	4 187 622
Gain (perte) sur les placements		
Gain net réalisé à la vente de placements	5 828 061	8 499 603
Variation de la plus-value (moins-value) non réalisée des contrats de swap de taux d'intérêt	10 667	(6 455)
Variation de la plus-value (moins-value) non réalisée des placements	(6 654 756)	1 001 670
Gain (perte) net sur les placements	(816 028)	9 494 818
Augmentation de l'actif net liée aux activités de placement	3 703 587 $	13 682 440 $
Augmentation de l'actif net liée aux activités de placement	0,29 $	0,81 $
Bénéfices non répartis		
Bénéfices non répartis au début du semestre	40 683 038 $	35 594 545 $
Augmentation de l'actif net liée aux activités de placement	3 703 587	13 682 440
Distribution versée	(6 709 970)	(7 074 403)
Coût des parts rachetées supérieur à la valeur attribuée	(288 650)	(23 030)
Bénéfices non répartis à la fin du semestre	37 388 005 $	42 179 552 $

* La valeur du Fonds de revenu avantageux Barclays à pondération égale est tirée du rendement du portefeuille indiciel détenu par le Fonds de revenu Barclays à pondération égale.

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État consolidé de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	161 439 648 $	194 897 938 $
Augmentation de l'actif net liée aux activités de placement	3 703 587	13 682 440
Opérations sur capitaux propres		
Rachat de parts	(1 283 525)	(140 519)
Opérations sur capitaux propres	(1 283 525)	(140 519)
Distributions (note 9)		
Remboursement de capital	(6 709 970)	(7 074 403)
Total des distributions	(6 709 970)	(7 074 403)
Augmentation (diminution) de l'actif net pour le semestre	(4 289 908)	6 467 518
Actif net à la fin du semestre	157 149 740 $	201 365 456 $

État consolidé des flux de trésorerie
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Flux de trésorerie liés aux activités d'exploitation		
Gain de placement net pour le semestre	4 519 615 $	4 187 622 $
Achat de titres de placement	(36 016 846)	(35 329 279)
Produit de la vente de titres de placement	38 283 266	37 795 999
Diminution (augmentation) du montant des intérêts sur emprunt reportés	(10 667)	6 455
Diminution de la distribution à payer	274 478	2 798
Diminution (augmentation) des autres débiteurs	104 912	(156 571)
Diminution des autres créditeurs	(99 158)	(619)
Flux de trésorerie provenant des activités d'exploitation	7 055 600	6 506 405
Activités de financement		
Rachats des porteurs de parts	(1 283 525)	(140 519)
Distribution	(6 709 970)	(7 074 403)
Flux de trésorerie affectés aux activités de financement	(7 993 495)	(7 214 922)
Diminution des flux de trésorerie pour le semestre	(937 895)$	(708 517)$
Flux de trésorerie au début du semestre	1 788 865 $	2 178 005 $
Flux de trésorerie à la fin du semestre	850 970 $	1 469 488 $

État consolidé des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Portefeuille géré				
Fiducies de revenu canadiennes				
Produits de consommation discrétionnaire				
Cinram International Income Fund	91 000	2 643	2 375	
The Consumers' Waterheater Income Fund	167 123	2 280	2 276	
UE Waterheater Income Fund	168 940	2 173	2 441	
Fonds de revenu Pages Jaunes	150 200	1 741	2 418	
		8 837	9 510	6,1
Produits essentiels				
Connors Brothers Income Fund	223 321	3 129	2 591	
		3 129	2 591	1,6
Énergie				
Advantage Energy Income Fund	121 294	2 151	2 364	
AltaGas Income Trust	84 705	1 655	2 456	
ARC Energy Trust	90 770	1 297	2 542	
Baytex Energy Trust	102 433	1 052	2 479	
Bonavista Energy Trust	71 388	1 367	2 499	
Canadian Oil Sands Trust	75 980	725	2 735	
Canetic Resources Trust	108 220	2 564	2 500	
CCS Income Trust	65 229	1 092	2 413	
Crescent Point Energy Trust	108 198	2 253	2 362	
Daylight Energy Trust	212 400	2 584	2 336	
Fonds Enerplus Resources	40 263	1 485	2 537	
Esprit Energy Trust	208 974	2 629	2 426	
Fairborne Energy Trust	180 355	2 883	2 363	
Focus Energy Trust	107 480	1 665	2 542	
Fiducie houillère canadienne Fording	64 166	1 244	2 262	
Fort Chicago Energy Partners, LP	210 946	1 893	2 460	
Freehold Royalty Trust	125 386	2 384	2 633	
GMP Capital Trust	105 100	2 365	2 473	
Harvest Energy Trust	73 433	2 662	2 439	
Inter Pipeline Fund	249 163	1 553	2 469	
Keyera Facilities Income Fund	117 211	2 566	2 544	
NAL Oil & Gas Trust	124 065	1 039	2 481	
Paramount Energy Trust	131 684	2 877	2 436	
Pembina Pipeline Income Fund	147 370	1 819	2 395	
Pengrowth Energy Trust	99 128	1 504	2 582	
Penn West Energy Trust	59 300	2 400	2 663	
Petrofund Energy Trust	93 986	1 457	2 514	
Peyto Energy Trust	100 573	1 610	2 382	
Precision Drilling Trust	68 200	2 519	2 530	
PrimeWest Energy Trust	71 029	1 655	2 379	
Progress Energy Trust	151 434	2 236	2 468	
Provident Energy Trust	175 620	1 735	2 395	
Shiningbank Energy Income Fund	114 477	1 939	2 427	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds de revenu avantageux Barclays à pondération égale — suite

État consolidé des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Trilogy Energy Trust	126 800	2 941	2 397	
Trinidad Energy Services Income Trust	147 279	2 365	2 616	
True Energy Trust	167 672	3 205	2 304	
Vermilion Energy Trust	75 552	1 108	2 610	
		72 478	91 413	58,2
Services financiers				
Boardwalk REIT	91 549	1 329	2 348	
Calloway REIT	100 016	1 662	2 445	
Fonds de placement immobilier d'immeubles résidentiels canadiens	153 438	2 089	2 518	
Canadian REIT	107 161	1 517	2 583	
Chartwell Seniors Housing REIT	170 116	2 218	2 370	
Fonds de revenu Davis + Henderson	131 129	2 114	2 321	
Fonds de placement immobilier H&R	114 785	1 680	2 638	
Fonds de placement immobilier InnVest	202 716	2 077	2 481	
Fiducie de placement immobilier constituée d'hôtels Legacy	324 662	2 156	2 760	
Primaris Retail REIT	152 914	1 833	2 485	
Fonds de placement immobilier — Résidences pour retraités	308 832	2 780	2 363	
Fonds de placement immobilier RioCan	115 709	1 610	2 504	
Summit REIT	101 396	1 482	2 596	
		24 547	32 412	20,6
Soins de santé				
CML Healthcare Income Fund	167 012	2 390	2 430	
		2 390	2 430	1,5
Biens industriels				
Fonds de revenu BFI Canada	90 769	1 680	2 623	
Mullen Group Income Fund	82 600	2 548	2 387	
Newalta Income Fund	76 140	1 474	2 488	
Superior Plus Income Fund	203 029	3 871	2 233	
Fonds de revenu TransForce	141 429	2 353	2 397	
Westshore Terminals, Inc.	221 483	2 832	2 365	
		14 758	14 493	9,2
Matières				
Labrador Iron Ore Royalty Income Fund	100 314	2 643	2 391	
TimberWest Forest Corp.	169 661	2 090	2 433	
		4 733	4 824	3,1
Services de télécommunications				
Fonds de revenu Bell Nordiq	139 959	1 900	2 565	
		1 900	2 565	1,6
Services publics				
Algonquin Power Income Fund	249 231	2 104	2 380	
Calpine Power Income Fund	254 023	2 209	2 477	
Energy Savings Income Fund	142 448	1 814	2 635	
Société en commandite EPCOR Power	71 180	2 329	2 349	
Northland Power Income Fund	164 522	2 215	2 384	
S.E.C. Transalta Énergie	281 915	2 750	2 461	
		13 421	14 686	9,3
Total des fiducies de revenu canadiennes		146 193	174 924	111,3
Bons de souscription				
Horizon North Logistics, Inc.	15 653	0	13	—
Total des bons de souscription		0	13	0,0
Portefeuille donné en garantie				
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands Inc., catégorie A	489 497	6 917	15 145	
		6 917	15 145	9,6
Soins de santé				
Angiotech Pharmaceuticals, Inc.	394 202	6 934	5 132	
Patheon Inc.	1 534 784	10 697	12 201	
		17 631	17 333	11,0
Biens industriels				
WestJet Airlines Ltd.	538 854	6 197	5 917	
		6 197	5 917	3,8
Technologies de l'information				
ATI Technologies Inc.	389 322	8 069	6 315	
Groupe CGI inc., catégorie A	887 870	6 917	6 180	
Cognos, Inc.	173 112	7 935	5 437	
Corporation Nortel Networks	2 914 835	10 698	7 229	
Research In Motion, Ltd.	277 065	7 935	21 556	
		41 554	46 717	29,7
Matières				
Glamis Gold Ltd.	168 263	6 783	7 121	
Inco Limitée	197 041	7 895	14 482	
Kinross Gold Corp.	767 448	7 935	9 340	
		22 613	30 943	19,7
Total des actions ordinaires canadiennes		94 912	116 055	73,8
Total des placements		241 105	290 992	185,2
Autres actifs et passifs			(133 842)	(85,2)
Actif net			157 150	100,0

Les notes ci-jointes font partie intégrante des états financiers.

(Cette page est intentionnellement laissée en blanc)

Fonds avantageux d'obligations de sociétés Barclays*

État consolidé de l'actif net

Au 30 juin 2006 et au 31 décembre 2005
(non vérifié)

	2006	2005
Actif		
Placements, à la valeur marchande	141 183 983 $	147 852 903 $
Encaisse	1 723 236	1 172 162
Gain net non réalisé sur les contrats de change à terme (note 4)	2 944 315	3 670 382
Intérêts sur emprunt reportés (note 6)	75 953	62 279
Intérêts	559 057	527 568
Dividendes	214 249	213 199
Comptes débiteurs — titres vendus	505 675	—
	147 206 468	153 498 493
Passif		
À payer à une contrepartie en vertu d'un contrat à terme	65 036 232	67 481 840
Comptes créditeurs — titres achetés	505 675	—
Honoraires du fiduciaire	20 837	23 434
Honoraires liés aux contrats à terme (note 3)	15 968	34 866
Coûts d'emprunt d'actions liés aux contrats à terme (note 3)	7 185	13 085
Frais de service	36 213	38 367
Perte nette non réalisée sur les contrats de swap de taux d'intérêt (note 6)	6 809	17 823
Autres charges	31 012	46 848
Emprunts (note 6)	11 400 000	11 400 000
Parts rachetées	—	606 251
Distributions	436 082	330 347
	77 496 013	79 992 861
Valeur liquidative	69 710 455 $	73 505 632 $
Capitaux propres		
Capital sous forme de parts	77 550 307 $	77 550 307 $
Surplus d'apport	61 247	61 247
Déficit non réparti	(7 901 099)	(4 105 922)
	69 710 455 $	73 505 632 $
Nombre de parts émises et en circulation (note 8)	8 184 729	8 184 729
Valeur liquidative par part	8,52 $	8,98 $
Coût moyen des placements	153 620 405 $	154 117 684 $

État consolidé des résultats

Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Revenus		
Intérêts créditeurs	2 401 062 $	3 490 682 $
Gain net sur les contrats de change à terme	4 215 240	291 241
	6 616 302	3 781 923
Charges		
Honoraires du fiduciaire	132 481	195 919
Honoraires liés aux contrats à terme	197 091	293 323
Coûts d'emprunt d'actions liés aux contrats à terme	68 983	93 848
Frais de service (note 10)	76 249	113 538
Honoraires de vérification	14 385	5 647
Frais juridiques	3 812	5 552
Intérêts débiteurs	232 599	166 143
Perte nette réalisée sur les contrats de swap de taux d'intérêt	73 631	122 153
Droits de garde	1 791	2 732
Frais de tenue de livres	6 634	6 524
Autres charges	54 439	55 713
Coûts des communications aux porteurs de parts	12 397	16 219
	874 492	1 077 311
Revenu net de placement pour le semestre	5 741 810	2 704 612
Gain (perte) sur les placements		
Perte nette réalisée à la vente de placements	(509 992)	(1 794 269)
Variation de la plus-value (moins-value) non réalisée des contrats de change à terme	(726 067)	134 144
Variation de la plus-value (moins-value) non réalisée des contrats de swap de taux d'intérêt	13 674	(2 344)
Variation de la plus-value (moins-value) non réalisée des placements	(6 325 561)	2 851 821
Gain net (perte) sur les placements	(7 547 946)	1 189 352
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 806 136)$	3 893 964 $
Augmentation (diminution) de l'actif net liée aux activités de placement par part	(0,22)$	0,34 $
Déficit non réparti		
Déficit non réparti au début du semestre	(4 105 922)$	(2 343 837)$
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 806 136)	3 893 964
Distribution versée	(1 989 041)	(2 767 108)
Déficit non réparti à *la fin du semestre*	(7 901 099)$	(1 216 981)$

* La valeur du Fonds avantageux d'obligations de sociétés Barclays est tirée du rendement du portefeuille indiciel détenu par le Fonds d'obligations de sociétés Barclays.

Approuvé au nom du fiduciaire,
Investisseurs globaux Barclays Canada Limitée

Rajiv Silgardo
Administrateur

William Chinery
Administrateur

Les notes ci-jointes font partie intégrante des états financiers.

État consolidé de l'évolution de l'actif net
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Actif net au début du semestre	73 505 632 $	106 879 603 $
Augmentation (diminution) de l'actif net liée aux activités de placement	(1 806 136)	3 893 964
Opérations sur capitaux propres		
Produit de l'émission de parts	—	148 685
Opérations sur capitaux propres — montant net	—	148 685
Distributions (note 9)		
Remboursement de capital	(1 989 041)	(2 767 108)
Total des distributions	(1 989 041)	(2 767 108)
Augmentation (diminution) de l'actif net pour le semestre	(3 795 177)	1 275 541
Actif net à la fin du semestre	69 710 455 $	108 155 144 $

État consolidé des flux de trésorerie
Semestre terminé le 30 juin
(non vérifié)

	2006	2005
Flux de trésorerie liés aux activités d'exploitation		
Revenu net de placement pour le semestre	5 741 810 $	2 704 612 $
Achat de titres de placement	(11 703 848)	(34 094 032)
Produit de la vente de titres de placement	9 094 267	34 647 447
Diminution (augmentation) du montant des intérêts sur emprunt reportés	(13 674)	2 344
Augmentation de la distribution à payer	105 735	640
Augmentation des autres débiteurs	(32 539)	(331 324)
Diminution des autres créditeurs	(651 636)	(31 855)
Flux de trésorerie provenant des activités d'exploitation	2 540 115	2 897 832
Activités de financement		
Produit de l'émission de parts	—	148 685
Distributions	(1 989 041)	(2 767 108)
Flux de trésorerie affectés aux activités de financement	(1 989 041)	(2 618 423)
Augmentation des flux de trésorerie pour le semestre	551 074 $	279 409 $
Flux de trésorerie au début du semestre	1 172 162 $	870 482 $
Flux de trésorerie à la fin du semestre	1 723 236 $	1 149 891 $

État consolidé des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
Portefeuille géré				
Fonds négociables en bourse				
iShares GS $ Investop Corporate Bond Fund	460 672	67 104	52 400	
Total des fonds négociables en bourse		67 104	52 400	75,2
Obligations de sociétés américaines à rendement élevé				
AES Corp. (The), billet garanti de premier rang 8,75 %, 15 mai 2013	405	598	483	
Allied Waste North America, billet de premier rang 7,25 %, 15 mars 2015	450	520	479	
American Cellular Corp., série B, billet de premier rang 10,00 %, 1er août 2011	425	540	501	
American Tower Corp., billet de premier rang 7,13 %, 15 octobre 2012	450	583	513	
Arch Western Finance LLC, billet garanti de premier rang 6,75 %, 1er juillet 2013	450	602	483	
Cablevision Systems Corp., série B, billet de premier rang 8,00 %, 15 avril 2012	500	642	550	
Case New Holland, Inc., billet de premier rang 9,25 %, 1er août 2011	415	528	488	
CCH II LLC/CCH II CAP CO 10,25 %, 15 septembre 2010	450	515	504	
Chesapeake Energy Corp., billet de premier rang 6,50 %, 15 août 2017	400	470	411	
Citizens Communications Co., billet de premier rang 6,25 %, 15 janvier 2013	450	528	474	
Crown Americas, Inc., billet garanti de premier rang 7,75 %, 15 novembre 2015	450	535	493	
DaVita, Inc., billet subordonné de premier rang 7,25 %, 15 mars 2015	405	483	435	
DirecTV Holdings LLC, billet de premier rang 6,38 %, 15 juin 2015	450	538	466	
Dynegy Holdings, Inc., billet de premier rang, 144A 8,38 %, 1er mai 2016	450	504	495	
Echostar DBS Corp., billet de premier rang 7,13 %, 1er février 2016	425	479	456	

Les notes ci-jointes font partie intégrante des états financiers.

Fonds avantageux d'obligations de sociétés Barclays — suite

État consolidé des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen	Valeur marchande	Pourcentage de l'actif net
		(en milliers de dollars)	(en milliers de dollars)	%
El Paso Production Holding Co., billet de premier rang 7,75 %, 1er juin 2013	450	558	509	
Equistar Chemicals, LP/Equistar Funding Corp., billet de premier rang 10,63 %, 1er mai 2011	405	551	484	
Ford Motor Credit Co., Note 7,25 %, 25 octobre 2011	450	470	444	
General Motors Acceptance Corp., Global Note 6,75 %, 1er décembre 2014	450	456	464	
Goodyear Tire & Rubber Co. (The), billet de premier rang 9,00 %, 1er juillet 2015	405	506	429	
HCA, Inc., Note 6,50 %, 15 février 2016	425	483	439	
Hertz Corp., billet de premier rang 8,88 %, 1er janvier 2014	450	532	516	
Host Marriott, LP REIT, billet de premier rang, 144A 6,75 %, 1er juin 2016	450	500	478	
KB Home, billet de premier rang 6,25 %, 15 juin 2015	425	474	423	
L-3 Communications Corp., billet subordonné de premier rang 5,88 %, 15 janvier 2015	450	498	468	
Level 3 Communications, Inc., billet de premier rang 11,50 %, 1er mars 2010	450	472	500	
Liberty Media Corp., billet de premier rang 5,70 %, 15 mai 2013	425	455	437	
Massey Energy Co., billet de premier rang 6,88 %, 15 décembre 2013	450	516	468	
MGM Mirage, billet de premier rang 6,63 %, 15 juillet 2015	450	514	469	
Nalco Co., billet subordonné de premier rang 8,88 %, 15 novembre 2013	410	528	464	
Nortek, Inc., billet subordonné de premier rang 8,50 %, 1er septembre 2014	405	556	430	
NRG Energy, Inc., billet de premier rang 7,38 %, 1er février 2016	425	499	461	
Omnicare, Inc., billet subordonné de premier rang 6,88 %, 15 décembre 2015	425	496	454	
PanAmSat Corp., billet de premier rang 9,00 %, 15 août 2014	408	544	465	
Qwest Corp., Note 8,88 %, 15 mars 2012	450	582	533	
Reliant Energy, Inc., billet garanti de premier rang 6,75 %, 15 décembre 2014	405	487	417	
RH Donnelley Corp., Note 8,88 %, 15 janvier 2016	500	591	567	
Select Medical Corp., billet subordonné de premier rang 7,63 %, 1er février 2015	450	489	449	
Six Flags, Inc., billet de premier rang 9,63 %, 1er juin 2014	410	493	417	
Smithfield Foods, Inc., billet de premier rang 7,00 %, 1er août 2011	450	536	488	
Starwood Hotels & Resorts Worldwide, Inc., billet de premier rang 7,88 %, 1er mai 2012	405	560	497	
Station Casinos, Inc., billet de premier rang 6,00 %, 1er avril 2012	450	584	474	
Sungard Data Systems, Inc., billet de premier rang 9,13 %, 15 août 2013	415	518	483	
Tenet Healthcare Corp., billet de premier rang 9,88 %, 1er juillet 2014	405	554	450	
TRW Automotive, Inc., billet de premier rang 9,38 %, 15 février 2013	410	547	487	
TXU Corp., série P, billet de premier rang 5,55 %, 15 novembre 2014	450	512	455	
United Rentals North America, Inc., billet de premier rang 6,50 %, 15 février 2012	450	570	474	
Warner Chilcott Corp., billet subordonné de premier rang 8,75 %, 1er février 2015	500	543	559	
Williams Cos., Inc. (The), Note 6,38 %, 1er octobre 2010	425	501	465	
Xerox Corp., billet de premier rang 6,88 %, 15 août 2011	450	586	500	
Total des obligations de sociétés américaines à rendement élevé		26 326	23 748	34,1

Les notes ci-jointes font partie intégrante des états financiers.

État consolidé des titres en portefeuille
Au 30 juin 2006
(non vérifié)

Titres	Nombre	Coût moyen (en milliers de dollars)	Valeur marchande (en milliers de dollars)	Pourcentage de l'actif net %
Portefeuille donné en garantie				
Actions ordinaires canadiennes				
Énergie				
Western Oil Sands Inc., catégorie A	299 015	4 225	9 251	
		4 225	9 251	13,3
Soins de santé				
Angiotech Pharmaceuticals, Inc.	231 354	4 069	3 012	
Patheon Inc.	920 453	6 416	7 318	
		10 485	10 330	14,8
Biens industriels				
WestJet Airlines Ltd.	284 478	3 272	3 124	
		3 272	3 124	4,5
Technologies de l'information				
ATI Technologies Inc.	256 470	5 574	4 160	
Groupe CGI inc., catégorie A	542 371	4 225	3 775	
Cognos, Inc.	131 502	5 503	4 130	
Corporation Nortel Networks	1 748 112	6 416	4 335	
Research In Motion, Ltd.	89 301	5 503	6 948	
		27 221	23 348	33,5
Matières				
Glamis Gold Ltd.	98 751	3 981	4 179	
Inco Limitée	109 334	5 503	8 036	
Kinross Gold Corp.	556 110	5 503	6 768	
		14 987	18 983	27,2
Total des actions ordinaires canadiennes		60 190	65 036	93,3
Total des placements		153 620	141 184	202,5
Autres actifs et passifs			(71 474)	(102,5)
Actif net			69 710	100,0

Les contrats de change à terme que détenait le Fonds au 30 juin 2006 sont présentés à la note 5.

Les notes ci-jointes font partie intégrante des états financiers.

1. Les Fonds BARCLAYS

Les Fonds Barclays figurant dans le tableau ci-dessous (les « Fonds ») sont des fiducies de placement créées sous le régime des lois de l'Ontario aux termes de déclarations de fiducie datées comme suit :

Dénomination du Fonds	Abréviation	Date d'établissement	Date du début des activités	Date de dissolution
Fonds à structure double				
Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX	Fonds avantageux	28 avr. 2003	14 mai 2003	15 déc. 2010
Fonds indiciel institutionnel S&P/TSX de Barclays Canada	Fonds indiciel	28 avr. 2003	14 mai 2003	s.o.
Fonds de revenu avantageux Barclays à pondération égale	Fonds avantageux à pondération égale	26 sept. 2003	16 oct. 2003	15 nov. 2010
Fonds de revenu Barclays à pondération égale	Fonds de revenu à pondération égale	26 sept. 2003	16 oct. 2003	s.o.
Fonds avantageux d'obligations de sociétés Barclays	Fonds avantageux d'obligations de sociétés	29 janv. 2004	18 févr. 2004	15 mars 2014
Fonds d'obligations de sociétés Barclays	Fonds d'obligations de sociétés	29 janv. 2004	18 févr. 2004	s.o.
Fonds à structure simple				
Fonds de revenu à pondération égale Barclays des 100 principaux fonds de revenu	Fonds à pondération égale des 100 principaux fonds de revenu	28 oct. 2004	17 nov. 2004	30 nov. 2014
Fonds mixte				
Fonds mixte de revenu et de croissance Barclays	Fonds mixte	29 mars 2004	16 avr. 2004	31 mai 2009

L'information fournie dans les états financiers et les notes y afférentes est au 30 juin 2006 et pour le semestre terminé à cette date. Les données comparatives présentées sont au 31 décembre 2005 et pour le semestre terminé le 30 juin 2005.

Investisseurs globaux Barclays Canada Ltée (« Barclays Canada »), qui agit à titre de fiduciaire des Fonds, est responsable de l'administration quotidienne des Fonds.

Les parts du Fonds avantageux (BAI.UN), du Fonds avantageux à pondération égale (BAE.UN), du Fonds avantageux d'obligations de sociétés (BAC.UN) et du Fonds à pondération égale des 100 principaux fonds de revenu (BTH.UN), les parts de capital du Fonds mixte (BDS.UN) et les titres privilégiés du Fonds mixte (BDS.PR.A) sont inscrits à la cote de la Bourse de Toronto.

Fonds à structure double

Le Fonds avantageux, le Fonds avantageux à pondération égale et le Fonds avantageux d'obligations de sociétés sont des fonds à structure double. Cette structure double découle de la conclusion d'un contrat à terme de gré à gré par le Fonds avantageux, le Fonds avantageux à pondération égale et le Fonds avantageux d'obligations de

sociétés, contrat en vertu duquel les porteurs de parts de chacun de ces Fonds obtiendront respectivement le rendement dégagé par le Fonds indiciel, le Fonds de revenu à pondération égale et le Fonds d'obligations de sociétés.

Fonds mixte

L'intérêt bénéficiaire dans l'actif net et le revenu net du Fonds mixte est divisé en parts de fiducie de valeur égale appelées « parts de capital ». Le Fonds mixte a également émis des « titres privilégiés » aux termes d'un acte de fiducie intervenu entre le Fonds mixte et Services aux investisseurs Computershare Inc., fiduciaire désigné dans l'acte de fiducie.

Dissolution des Fonds

Chaque Fonds sera dissous à la date de dissolution, à moins qu'il ne soit dissous auparavant conformément aux modalités de sa déclaration de fiducie, ou à moins que les porteurs de parts ne décident de le dissoudre avant la date de dissolution ou de le prolonger au-delà de cette date au moyen d'une résolution spéciale adoptée à une assemblée convoquée à cette fin.

Après sa dissolution et après avoir réglé son passif ou constitué une provision suffisante à l'égard de celui-ci, le Fonds distribuera son actif net aux porteurs de parts, de façon proportionnelle, dès que cela sera possible après la date de dissolution.

2. Principales conventions comptables

Les présents états financiers, établis selon les principes comptables généralement reconnus du Canada, comprennent des estimations et des hypothèses formulées par le fiduciaire qui peuvent toucher les montants constatés de l'actif, du passif, des revenus et des charges de la période visée par les états financiers. Les principales conventions comptables suivies par les Fonds sont résumées ci-dessous.

Évaluation des placements

Les titres cotés en Bourse sont évalués au cours de clôture affiché. Les titres à revenu fixe sont évalués en fonction des cours donnés par un courtier indépendant de Barclays Canada. Les instruments à court terme sont évalués à la valeur marchande. L'écart entre la valeur marchande et le coût des placements à court terme, à l'exclusion de tout gain ou de toute perte de change, est présenté à titre d'intérêts créditeurs.

Les contrats à terme de gré à gré (note 4) sont évalués à un montant égal aux gains ou aux pertes qui seraient réalisés si les positions étaient liquidées selon leurs conditions, auquel cas la juste valeur serait fondée sur la valeur marchande courante des participations sous-jacentes. Au moment du règlement au comptant, la juste valeur de chaque contrat à terme de gré à gré sera égale à l'écart entre la valeur marchande du portefeuille d'actions ordinaires (note 4) du Fonds avantageux, du Fonds avantageux à pondération égale et du Fonds avantageux d'obligations de sociétés et la valeur de l'actif net du Fonds indiciel, du Fonds de revenu à pondération égale et du Fonds d'obligations de sociétés, respectivement.

Titres privilégiés

Les titres privilégiés du Fonds mixte sont classés dans le passif, et les paiements effectués aux porteurs de ces titres sont sous forme d'intérêts.

Activités de placement et constatation des revenus

Les activités de placement sont comptabilisées à la date de l'opération. Les gains et les pertes réalisés découlant des opérations sont calculés en fonction du coût moyen. Les intérêts créditeurs sont constatés à titre de revenus

selon la méthode de la comptabilité d'exercice. Le revenu de dividendes et les distributions des fiducies de revenu sous-jacentes sont comptabilisés à la date ex-dividende.

Contrats de change à terme

Le Fonds d'obligations de sociétés Barclays conclut des contrats de change à terme afin de couvrir le risque de fluctuation du dollar américain à l'égard d'au moins 90 % de son portefeuille. Un contrat de change à terme consiste en une obligation d'acheter ou de vendre une monnaie en échange d'une autre monnaie, à une date et à un prix futurs convenus par les deux parties (le Fonds et la contrepartie). Le contrat est négocié hors cote et non sur une Bourse de marchandises ou de valeurs mobilières organisée. Les contrats de change à terme sont évalués selon les cours du change pertinents de la monnaie sous-jacente et actualisés pour tenir compte des dates de règlement futures. Les gains ou les pertes sont inscrits dans les états financiers comme gains ou pertes non réalisés jusqu'à la date de règlement des contrats. Lorsque les contrats sont liquidés ou livrés, le gain ou la perte est constaté à titre de revenu de placement.

Swaps de taux d'intérêt

Le Fonds de revenu à pondération égale, le Fonds d'obligations de sociétés et le Fonds à pondération égale des 100 principaux fonds de revenu sont autorisés à conclure des swaps de taux d'intérêt avec des contreparties approuvées afin de couvrir le risque de taux d'intérêt auquel sont exposés leurs emprunts. Un swap de taux d'intérêt est un accord intervenu entre deux parties faisant intervenir l'échange de paiements d'intérêt à taux variable et à taux fixe pendant une période donnée. L'écart à payer ou à recevoir périodiquement sur le swap est comptabilisé à titre de gain ou de perte réalisé dans l'état des résultats. Les swaps sont inscrits à la juste valeur. Les gains non réalisés sont comptabilisés à titre d'actif et les pertes non réalisées, à titre de passif, dans le bilan. Les Fonds peuvent être exposés à une perte sur créance en cas d'inexécution par la contrepartie à un swap de taux d'intérêt. Les Fonds gèrent ces risques de crédit en concluant des contrats uniquement avec des contreparties approuvées.

Revenu tiré du prêt de titres

Les Fonds, par l'intermédiaire de leur fiduciaire et de leur gérant, peuvent prêter des titres à des courtiers en valeurs mobilières et à des banques moyennant garantie. Le revenu tiré du prêt de titres est constaté selon la méthode de la comptabilité d'exercice.

Conversion des devises

Les montants en devises sont convertis en dollars canadiens comme suit :

- La valeur de marché des placements et des autres actifs, au cours du change en vigueur à chaque date d'évaluation;
- Les achats et les ventes de placements ainsi que les revenus et les charges de placement, au cours du change en vigueur à la date de transaction de chaque opération.

Impôts sur le revenu

Les Fonds sont assujettis aux impôts fédéral et provinciaux applicables sur leur revenu net annuel à des fins fiscales, y compris les gains en capital imposables réalisés nets, dans la mesure où ce revenu net à des fins fiscales n'a pas été versé ou n'est pas à verser aux porteurs de parts au cours de l'année. Conformément aux déclarations de fiducie des Fonds, les Fonds versent aux porteurs de parts une partie suffisante de leur revenu et de leurs gains en capital imposables nets pour ne pas être assujettis aux impôts sur le revenu. Par conséquent, aucune charge d'impôts sur le revenu n'a été inscrite dans les états financiers.

Le Fonds avantageux, le Fonds avantageux à pondération égale, le Fonds avantageux d'obligations de sociétés, le Fonds mixte et le Fonds à pondération égale des 100 principaux fonds de revenu sont admissibles à titre de fiducies de fonds communs de placement, et le Fonds indiciel, le Fonds de revenu à pondération égale et le Fonds d'obligations de sociétés sont admissibles à titre de fiducies d'investissement à participation unitaire au sens de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi »). Ces Fonds ne sont pas assujettis à l'impôt sur la partie du revenu imposable qui est versée ou attribuée aux porteurs de parts. Le Fonds avantageux, le Fonds avantageux à pondération égale, le Fonds avantageux d'obligations de sociétés, le Fonds mixte et le Fonds à pondération égale des 100 principaux fonds de revenu ont choisi le 15 décembre comme date de fin d'année d'imposition, tel qu'il est autorisé par la Loi.

Le revenu net est versé aux porteurs de parts selon les modalités précisées dans les déclarations de fiducie des Fonds.

Augmentation (diminution) de l'actif net liée aux activités de placement

L'augmentation (la diminution) de l'actif net liée aux activités de placement par part est fondée sur l'augmentation (la diminution) de l'actif net liée aux activités de placement divisée par le nombre moyen de parts en circulation au cours de l'exercice.

Frais d'émission

Les frais d'émission (note 3) sont passés en charges à la date du début des activités de chaque Fonds.

Mise en œuvre de la Norme canadienne 81-106

Le 1er juin 2005, les Autorités canadiennes en valeurs mobilières (les « ACVM ») ont publié la Norme canadienne 81-106 (la « NC 81-106 »), qui établit un ensemble de normes canadiennes harmonisées sur l'information continue des fonds d'investissement. La NC 81-106 s'applique aux états financiers de tous les fonds d'investissement pour les exercices clos à compter du 30 juin 2005.

La NC 81-106 a une incidence sur la présentation des états financiers d'un fonds d'investissement et, par conséquent, n'a aucun effet sur l'évaluation d'un fonds. En outre, une analyse de la situation et des résultats financiers et les faits saillants financiers du Fonds, y compris certaines mesures du rendement, sont présentés dans un nouveau rapport intitulé « Rapport de la direction sur le rendement du Fonds ».

Périmètre de consolidation

Le Fonds avantageux, le Fonds avantageux à pondération égale et le Fonds avantageux d'obligations de sociétés (les « principaux fonds ») ont adopté la note d'orientation concernant la comptabilité n° 15 (la « NOC-15 ») publiée par l'Institut Canadien des Comptables Agréés. Les états financiers intermédiaires non vérifiés comprennent les états financiers consolidés des principaux fonds, du Fonds indiciel, du Fonds de revenu à pondération égale et du Fonds d'obligations de sociétés. Ces états financiers ont été consolidés aux fins de présentation de l'information financière étant donné que les activités du Fonds indiciel, du Fonds de revenu à pondération égale et du Fonds d'obligations de sociétés sont considérées comme un prolongement des activités des principaux fonds. Par conséquent, elles font partie intégrante des activités des principaux fonds.

Bien qu'ils ne partagent pas de droits de propriété, le Fonds indiciel, le Fonds de revenu à pondération égale et le Fonds d'obligations de sociétés pourraient exercer une influence commune sur la gestion de leurs activités respectives.

3. Charges

Honoraires du fiduciaire

En contrepartie de ses services à titre de fiduciaire des Fonds, Barclays Canada a le droit de recevoir des honoraires, calculés et comptabilisés quotidiennement aux pourcentages annuels suivants de la valeur liquidative et versés mensuellement à terme échu, majorés des taxes applicables.

Fonds	
Fonds avantageux	0,15 %
Fonds avantageux à pondération égale	0,40 %
Fonds avantageux d'obligations de sociétés	0,26 %
Fonds indiciel	0,40 %
Fonds de revenu à pondération égale	0,15 %
Fonds d'obligations de sociétés	0,19 %
Fonds mixte	0,45 %
Fonds à pondération égale des 100 principaux fonds de revenu	0,45 %

Frais de service

Le Fonds avantageux à pondération égale, le Fonds avantageux d'obligations de sociétés, les titres de capital du Fonds mixte et le Fonds à pondération égale des 100 principaux fonds de revenu versent à Barclays Canada des frais de service calculés et comptabilisés quotidiennement aux taux annuels respectifs de 0,30 %, de 0,20 %, de 0,30 % et de 0,30 % de la valeur de l'actif net de chaque Fonds. Les frais de service sont affectés aux courtiers par Barclays Canada selon le nombre de parts détenues par les courtiers à la fin de chaque trimestre.

Honoraires et coûts d'emprunt d'actions liés au contrat à terme de gré à gré

Aux termes du contrat à terme de gré à gré (note 4), le Fonds avantageux, le Fonds avantageux à pondération égale et le Fonds avantageux d'obligations de sociétés versent aux contreparties des honoraires annuels, calculés quotidiennement et payables mensuellement, d'environ 0,55 % du montant notionnel du contrat à terme de gré à gré, ainsi qu'un remboursement des coûts d'emprunt d'actions liés à ce contrat engagés par les courtiers conformément aux modalités du contrat, qui peuvent varier selon la valeur du portefeuille d'actions ordinaires, calculés et payables mensuellement à terme échu.

Frais d'émission

Les frais d'émission de chaque Fonds, tels que le coût d'établissement et d'organisation de la fiducie, le coût de l'impression et de la préparation du prospectus, les frais juridiques, les frais de commercialisation et de publicité ainsi que les autres débours raisonnables engagés par les placeurs et les autres frais accessoires, sont réglés à même le produit brut du placement du Fonds.

4. Contrats à terme de gré à gré

Pour respecter ses objectifs de placement, le Fonds avantageux a investi le produit net de son premier appel public à l'épargne dans un portefeuille d'actions ordinaires de sociétés ouvertes canadiennes (le « portefeuille d'actions ordinaires ») et a conclu une convention de rachat d'actions à terme (le « contrat à terme ») avec la Banque de Montréal (la « contrepartie »). La contrepartie a accepté de verser au Fonds avantageux, à la date de dissolution ou vers cette date, un montant équivalant à 100 % du produit du rachat d'un nombre correspondant de parts du Fonds indiciel à titre de prix d'achat du portefeuille d'actions ordinaires. Le Fonds avantageux réglera en partie le contrat à livrer avant la date de dissolution afin de financer ses distributions mensuelles, les rétrocessions de parts par leurs porteurs et ses charges.

Les valeurs des portefeuilles d'actions ordinaires et de leurs Fonds affiliés se présentent comme suit au 30 juin 2006 :

Fonds	Date de dissolution	Valeur des actions ordinaires	Valeur du fonds sous-jacent	Gain non réalisé sur le contrat à terme
Fonds avantageux	15 déc. 2010	202 670 987 $	—	—
Fonds indiciel	—	—	253 358 031 $	—
		202 670 987 $	253 358 031 $	50 687 044 $

Le Fonds avantageux à pondération égale a également investi le produit net de son premier appel public à l'épargne dans un portefeuille d'actions ordinaires et conclu des conventions de rachat d'actions à terme comportant des modalités similaires avec la Banque de Montréal, la Banque Canadienne Impériale de Commerce et la Banque Royale du Canada en tant que contreparties.

Fonds	Date de dissolution	Valeur des actions ordinaires	Valeur du fonds sous-jacent	Gain non réalisé sur le contrat à terme
Fonds avantageux à pondération égale	15 nov. 2010	116 055 217 $	—	—
Fonds à pondération égale	—	—	158 221 247 $	—
		116 055 217 $	158 221 247 $	42 166 030 $

Le Fonds avantageux d'obligations de sociétés a aussi investi le produit net de son premier appel public à l'épargne dans des portefeuilles d'actions ordinaires et conclu une convention de rachat d'actions à terme comportant des modalités similaires avec la Banque de Montréal, la Banque Canadienne Impériale de Commerce et la Banque Royale du Canada en tant que contreparties.

Fonds	Date de dissolution	Valeur des actions ordinaires	Valeur du fonds sous-jacent	Gain non réalisé sur le contrat à terme
Fonds avantageux d'obligations de sociétés	15 mars 2014	65 036 232 $	—	—
Fonds d'obligations de sociétés	—	—	70 195 876 $	—
		65 036 232 $	70 195 876 $	5 159 644 $

Contreparties	Cote*
Banque de Montréal	Aa3
Banque Canadienne Impériale de Commerce	Aa3
Banque Royale du Canada	Aa2

* Source : Moody's Investors Services, Inc.

5. Contrats de change à terme

Le tableau ci-dessous présente les contrats de change à terme détenus par le Fonds d'obligations de sociétés Barclays au 30 juin 2006 :

Contrat	Valeur nominale en monnaie locale	Devise	Cote de la contrepartie	Date de règlement	Coût (CAD)	Valeur marchande (CAD)	Gain non réalisé (perte) (CAD)
Achat	58 042 000	USD	Aa2	07/06/06	64 187 778	64 546 434	358 656
Vente	333 000	USD	Aa2	07/06/06	(374 763)	(370 322)	4 441

Notes afférentes aux états financiers — suite
30 juin 2006
(non vérifié)

Contrat	Valeur nominale en monnaie locale	Devise	Cote de la contrepartie	Date de règlement	Coût (CAD)	Valeur marchande (CAD)	Gain non réalisé (perte) (CAD)
Vente	55 909 000	USD	Aa2	07/06/06	(61 787 273)	(62 174 372)	(387 099)
Vente	1 800 000	USD	Aa2	07/06/06	(1 996 515)	(2 001 719)	(5 204)
Achat	106 000	USD	Aa2	07/14/06	129 765	117 872	(11 893)
Achat	333 000	USD	Aa2	07/14/06	370 349	370 235	(114)
Vente	439 000	USD	Aa2	07/14/06	(584 375)	(488 242)	96 133
Vente	333 000	USD	Aa2	08/03/06	(370 126)	(370 025)	101
Vente	58 042 000	USD	Aa2	08/03/06	(64 137 861)	(64 494 119)	(356 258)
Achat	106 000	USD	Aa2	08/14/06	129 659	117 809	(11 850)
Vente	439 000	USD	Aa2	08/14/06	(584 419)	(488 155)	96 264
Achat	157 000	USD	Aa2	09/14/06	191 870	174 385	(17 485)
Vente	439 000	USD	Aa2	09/14/06	(584 507)	(488 042)	96 465
Vente	51 000	USD	Aa2	09/14/06	(68 294)	(56 700)	11 594
Achat	106 000	USD	Aa2	10/13/06	129 437	117 679	(11 758)
Vente	439 000	USD	Aa2	10/13/06	(584 550)	(487 977)	96 573
Achat	106 000	USD	Aa2	11/14/06	129 320	117 622	(11 698)
Vente	439 000	USD	Aa2	11/14/06	(584 594)	(487 940)	96 654
Achat	157 000	USD	Aa2	12/14/06	191 383	174 136	(17 247)
Vente	439 000	USD	Aa2	12/14/06	(584 682)	(487 915)	96 767
Vente	51 000	USD	Aa2	12/14/06	(68 371)	(56 692)	11 679
Achat	106 000	USD	Aa2	01/12/07	129 113	117 519	(11 594)
Vente	439 000	USD	Aa2	01/12/07	(584 726)	(487 893)	96 833
Achat	106 000	USD	Aa2	02/14/07	128 997	117 461	(11 536)
Vente	439 000	USD	Aa2	02/14/07	(584 770)	(487 873)	96 897
Achat	157 000	USD	Aa2	03/14/07	190 904	173 903	(17 001)
Vente	439 000	USD	Aa2	03/14/07	(584 902)	(487 864)	97 038
Vente	51 000	USD	Aa2	03/14/07	(68 442)	(56 692)	11 750
Achat	106 000	USD	Aa2	04/13/07	128 785	117 364	(11 421)
Vente	439 000	USD	Aa2	04/13/07	(585 033)	(487 875)	97 158
Achat	106 000	USD	Aa2	05/14/07	128 679	117 326	(11 353)
Vente	439 000	USD	Aa2	05/14/07	(585 165)	(487 939)	97 226
Achat	157 000	USD	Aa2	06/14/07	190 433	173 718	(16 715)
Vente	439 000	USD	Aa2	06/14/07	(585 297)	(488 008)	97 289
Vente	51 000	USD	Aa2	06/14/07	(68 493)	(56 715)	11 778
Achat	106 000	USD	Aa2	07/13/07	128 467	117 256	(11 211)
Vente	439 000	USD	Aa2	07/13/07	(585 428)	(488 093)	97 335
Achat	106 000	USD	Aa2	08/14/07	128 371	117 234	(11 137)
Vente	439 000	USD	Aa2	08/14/07	(585 560)	(488 237)	97 323
Achat	157 000	USD	Aa2	09/14/07	190 025	173 610	(16 415)
Vente	439 000	USD	Aa2	09/14/07	(585 692)	(488 380)	97 312
Vente	51 000	USD	Aa2	09/14/07	(68 544)	(56 764)	11 780
Achat	106 000	USD	Aa2	10/12/07	128 234	117 195	(11 039)
Vente	439 000	USD	Aa2	10/12/07	(585 780)	(488 500)	97 280
Achat	106 000	USD	Aa2	11/14/07	128 149	117 164	(10 985)
Vente	439 000	USD	Aa2	11/14/07	(585 911)	(488 620)	97 291
Achat	157 000	USD	Aa2	12/14/07	189 695	173 494	(16 201)
Vente	439 000	USD	Aa2	12/14/07	(586 087)	(488 734)	97 353
Vente	51 000	USD	Aa2	12/14/07	(68 595)	(56 810)	11 785
Achat	106 000	USD	Aa2	01/14/08	128 000	117 106	(10 894)
Vente	439 000	USD	Aa2	01/14/08	(586 219)	(488 845)	97 374
Achat	106 000	USD	Aa2	02/14/08	127 926	117 070	(10 856)
Vente	439 000	USD	Aa2	02/14/08	(586 350)	(488 939)	97 411
Achat	157 000	USD	Aa2	03/14/08	189 366	173 347	(16 019)
Vente	439 000	USD	Aa2	03/14/08	(586 526)	(489 033)	97 493
Vente	51 000	USD	Aa2	03/14/08	(68 646)	(56 852)	11 794
Achat	106 000	USD	Aa2	04/14/08	127 778	117 003	(10 775)
Vente	439 000	USD	Aa2	04/14/08	(586 702)	(489 136)	97 566

Contrat	Valeur nominale en monnaie locale	Devise	Cote de la contrepartie	Date de règlement	Coût (CAD)	Valeur marchande (CAD)	Gain non réalisé (perte) (CAD)
Achat	106 000	USD	Aa2	05/14/08	127 704	116 968	(10 736)
Vente	439 000	USD	Aa2	05/14/08	(586 877)	(489 239)	97 638
Achat	157 000	USD	Aa2	06/13/08	189 036	173 194	(15 842)
Vente	439 000	USD	Aa2	06/13/08	(587 053)	(489 345)	97 708
Vente	51 000	USD	Aa2	06/13/08	(68 717)	(56 894)	11 823
Achat	106 000	USD	Aa2	07/14/08	127 545	116 897	(10 648)
Vente	439 000	USD	Aa2	07/14/08	(587 272)	(489 461)	97 811
Achat	106 000	USD	Aa2	08/14/08	127 481	116 863	(10 618)
Vente	439 000	USD	Aa2	08/14/08	(587 448)	(489 574)	97 874
Achat	157 000	USD	Aa2	09/12/08	188 737	173 042	(15 695)
Vente	439 000	USD	Aa2	09/12/08	(587 623)	(489 685)	97 938
Vente	51 000	USD	Aa2	09/12/08	(68 789)	(56 939)	11 850
Achat	106 000	USD	Aa2	10/14/08	127 364	116 796	(10 568)
Vente	439 000	USD	Aa2	10/14/08	(587 755)	(489 804)	97 951
Achat	106 000	USD	Aa2	11/14/08	127 311	116 762	(10 549)
Vente	439 000	USD	Aa2	11/14/08	(587 975)	(489 932)	98 043
Achat	157 000	USD	Aa2	12/12/08	188 486	172 895	(15 591)
Vente	439 000	USD	Aa2	12/12/08	(588 107)	(490 044)	98 063
Vente	51 000	USD	Aa2	12/12/08	(68 855)	(56 987)	11 868
Achat	106 000	USD	Aa2	01/14/09	127 195	116 696	(10 499)
Vente	439 000	USD	Aa2	01/14/09	(588 326)	(490 185)	98 141
Achat	124 000	USD	Aa2	02/13/09	148 719	136 474	(12 245)
Vente	457 000	USD	Aa2	02/13/09	(634 636)	(512 958)	121 678
Achat	122 000	USD	Aa2	03/13/09	146 260	134 237	(12 023)
Vente	455 000	USD	Aa2	03/13/09	(629 129)	(510 568)	118 561
Achat	123 000	USD	Aa2	04/14/09	147 397	135 299	(12 098)
Vente	456 000	USD	Aa2	04/14/09	(623 831)	(511 069)	112 762
Achat	157 000	USD	Aa2	05/14/09	188 047	172 650	(15 397)
Vente	490 000	USD	Aa2	05/14/09	(593 145)	(539 632)	53 513
Achat	106 000	USD	Aa2	06/12/09	126 909	116 535	(10 374)
Vente	439 000	USD	Aa2	06/12/09	(539 268)	(484 402)	54 866
Achat	106 000	USD	Aa2	07/14/09	126 856	116 504	(10 352)
Vente	439 000	USD	Aa2	07/14/09	(563 193)	(487 531)	75 662
Achat	106 000	USD	Aa2	08/14/09	126 803	116 476	(10 327)
Vente	439 000	USD	Aa2	08/14/09	(531 541)	(483 258)	48 283
Achat	157 000	USD	Aa2	09/14/09	187 733	172 475	(15 258)
Vente	490 000	USD	Aa2	09/14/09	(593 880)	(539 412)	54 468
Vente	333 000	USD	Aa2	10/14/09	(387 762)	(364 266)	23 496
Achat	106 000	USD	Aa2	11/13/09	126 697	116 401	(10 296)
Vente	439 000	USD	Aa2	11/13/09	(520 215)	(481 416)	38 799
					(82 655 832)	(79 711 517)	2 944 315

6. Emprunts et swaps de taux d'intérêt connexes

Facilité de crédit

Le Fonds de revenu à pondération égale, le Fonds d'obligations de sociétés et le Fonds à pondération égale des 100 principaux fonds de revenu ont conclu avec la Banque Royale du Canada des accords d'emprunt visant des facilités de crédit renouvelable à 364 jours. BGI a l'intention de reconduire chaque facilité de crédit renouvelable jusqu'à la date de dissolution du Fonds avantageux à pondération égale, du Fonds avantageux d'obligations de sociétés et du Fonds à pondération égale des 100 principaux fonds de revenu, respectivement. Selon les modalités des facilités de crédit, chaque Fonds verse des intérêts à taux variable.

Les facilités de crédit sont garanties par la totalité des actifs de chacun des Fonds.

Swaps de taux d'intérêt

Le Fonds de revenu à pondération égale, le Fonds d'obligations de sociétés et le Fonds à pondération égale des 100 principaux fonds de revenu ont également conclu avec la Banque Royale du Canada des swaps de taux d'intérêt dont la date de règlement coïncide plus ou moins avec la date de dissolution de chaque Fonds. Ces swaps sont décrits ci-dessous. Selon les modalités de ces swaps, les Fonds reçoivent des montants à des taux d'intérêt variables et versent des montants à des taux d'intérêt fixes, qui sont calculés en fonction des montants notionnels présentés ci-dessous. Les montants notionnels indiqués ci-dessous correspondent à 100 % du montant des emprunts en cours pour l'ensemble de la période.

Fonds	Contrepartie*	Date de dissolution	Montant notionnel	Taux fixe	Taux variable	Perte non réalisée sur les swaps de taux d'intérêt
Fonds de revenu à pondération égale	Banque Royale	15 nov. 2010	18 600 000 $	5,4650 %	CDOR + 50 bp	34 622
Fonds d'obligations de sociétés	Banque Royale	17 mars 2014	11 400 000	5,3175 %	CDOR + 50 bp	6 809
Fonds à pondération égale des 100 principaux fonds de revenu	Banque Royale	1er déc. 2014	29 400 000	5,1870 %	CDOR + 37,5 bp	17 385

* La notation de la Banque Royale du Canada est Aa2, selon Moody's Investors Services Inc.

Les Fonds effectuent le paiement relatif au swap environ tous les trimestres.

7. Impôts

Pertes suspendues

Les fiducies de fonds communs de placement et les fiducies d'investissement à participation unitaire sont assujetties aux règles relatives aux pertes suspendues énoncées aux paragraphes 40(3.3) et 40(3.4) de la Loi. Une perte à la cession d'une immobilisation est considérée comme une perte suspendue lorsque la fiducie acquiert un bien qui est le même que le bien vendu ou identique à celui-ci (le « bien de remplacement ») dans un délai de 30 jours avant et de 30 jours après la cession et que la fiducie détient toujours le bien de remplacement 30 jours après la cession initiale. Si une perte est suspendue, elle ne peut être déduite d'autres gains en capital. Elle est plutôt reportée tant que le bien de remplacement n'est pas vendu et qu'il n'est pas acquis de nouveau dans un délai de 30 jours avant et après la vente.

Les pertes suspendues aux 31 décembre 2005 et 2004 pour les Fonds suivants s'établissaient comme suit :

Fonds	2005	2004
Fonds avantageux	— $	61 158 $
Fonds avantageux à pondération égale	—	33 581
Fonds avantageux d'obligations de sociétés	6 154	804
Fonds indiciel	219 077	182 712
Fonds de revenu à pondération égale	115 453	58 439
Fonds mixte	1 115 146	938 358

Pertes en capital reportées

Les Fonds suivants disposaient de pertes en capital reportées à des fins fiscales aux 31 décembre 2005 et 2004. Ces pertes peuvent être reportées indéfiniment et être portées en diminution de gains en capital futurs.

Fonds	2005	2004
Fonds avantageux à pondération égale	1 161 294 $	2 637 650 $
Fonds avantageux d'obligations de sociétés	4 584 200	8 594 047

Pertes autres qu'en capital reportées

Au 31 décembre 2005, certains Fonds disposaient également de pertes autres qu'en capital reportées pouvant être portées en diminution du revenu imposable futur. Ces pertes autres qu'en capital expirent le 31 décembre de l'année indiquée ci-dessous si elles ne sont pas portées en diminution du revenu imposable.

	Exercice d'expiration	
Fonds	2014	2010
Fonds avantageux à pondération égale	3 706 836 $	439 661 $
Fonds avantageux d'obligations de sociétés	1 742 965	—

8. Parts émises et en circulation

Les Fonds sont autorisés à émettre un nombre illimité de parts rachetables et cessibles d'une catégorie, chacune représentant une participation égale et indivise dans l'actif net du Fonds correspondant.

Le Fonds mixte est également autorisé à émettre un nombre illimité de titres privilégiés supplémentaires, lesquels seront comptabilisés à titre d'emprunts directs non garantis.

Au cours des semestres terminés les 30 juin 2006 et 2005, les Fonds ont émis et racheté des parts, comme suit :

	Fonds avantageux		Fonds avantageux à pondération égale		Fonds avantageux d'obligations de sociétés		Fonds mixte	
	2006	2005	2006	2005	2006	2005	2006	2005
Solde au début du semestre	15 452 215	18 310 249	12 744 761	16 813 023	8 184 729	11 520 300	4 322 466	6 250 000
Parts émises								
En guise de paiement des honoraires de gestion	—	—	—	—	—	16 000	—	—
Parts rachetées								
Rachat annuel	—	—	—	—	—	—	(1 341 656)	(1 927 534)
Rachat sur le marché	(32 300)	(7 000)	(105 000)	(12 300)	—	—		
Solde à la fin du semestre	15 419 915	18 303 249	12 639 761	16 800 723	8 184 729	11 536 300	2 980 810	4 322 466

	Fonds à pondération égale des 100 principaux fonds de revenu		Fonds indiciel		Fonds à pondération égale		Fonds d'obligations de sociétés	
	2006	2005	2006	2005	2006	2005	2006	2005
Solde au début du semestre	29 112 200	29 200 000	15 484 130	18 310 627	13 003 674	16 777 021	8 229 509	11 490 481
Parts rachetées								
Rachat annuel	(2 770 073)	—	—	—	—	—	—	—
Rachat sur le marché	(375 700)		(30 801)	(6 563)	(102 826)	(11 477)	(67 164)	
Solde à la fin du semestre	25 966 427	29 200 000	15 453 329	18 304 064	12 900 848	16 765 544	8 162 345	11 490 481

Rachats annuels

Les porteurs de parts peuvent remettre leurs parts en vue de leur rachat au cours de la période de rachat annuel tel qu'il est précisé dans le prospectus respectif du Fonds avantageux, du Fonds avantageux à pondération égale, du Fonds avantageux d'obligations de sociétés, du Fonds à pondération égale des 100 principaux fonds de

revenu et du Fonds mixte. Le prix de rachat par part est égal au montant qui est décrit dans chacun des prospectus des Fonds.

Pour les semestres terminés les 30 juin 2006 et 2005, les parts suivantes ont été remises aux fins de rachat par les porteurs de parts des Fonds :

Fonds	Nombre de parts rachetées		Prix de rachat par part	
	2006	2005	2006	2005
Fonds mixte	1 341 656	1 927 534	13,43 $	11,45 $
Fonds à pondération égale des 100 principaux fonds de revenu	2 770 073	—	10,95	—

Programme de rachats sur le marché

Afin d'augmenter la liquidité et de soutenir le cours des parts du Fonds avantageux, du Fonds avantageux à pondération égale, du Fonds avantageux d'obligations de sociétés et du Fonds à pondération égale des 100 principaux fonds de revenu, ces Fonds se sont dotés d'un programme de rachats obligatoires sur le marché. Si, un jour ouvrable donné, le cours de clôture des parts est inférieur au montant correspondant à 95 % de la valeur liquidative par part du Fonds, le Fonds sera obligé de racheter en vue d'annulation, le ou vers le jour ouvrable suivant, toutes les parts offertes sur le marché au cours correspondant tout au plus au cours de clôture du marché du jour précédent, sauf certaines exceptions, tel qu'il est précisé dans le prospectus de chaque Fonds.

En outre, les Fonds peuvent, en tout temps, racheter en vue de leur annulation des parts sur le marché.

Pour les semestres terminés les 30 juin 2006 et 2005, les Fonds ont racheté le nombre suivant de parts en vue de leur annulation :

Fonds	Nombre de parts rachetées		Prix de rachat moyen par part	
	2006	2005	2006	2005
Fonds avantageux	32 300	7 000	15,43 $	13,04 $
Fonds avantageux à pondération égale	105 000	12 300	12,22	11,42
Fonds à pondération égale des 100 principaux fonds de revenu	375 700	—	10,68	—

9. Distributions

Conformément à la déclaration de fiducie de chaque Fonds, les porteurs de parts peuvent recevoir les distributions suivantes :

i) Des distributions de revenu, se composant du revenu de dividendes, des intérêts créditeurs, du revenu tiré du prêt de titres, du revenu net réalisé au règlement de contrats à terme de gré à gré et du revenu net réalisé au règlement de contrats de change à terme après la constitution d'une provision pour toutes les charges des Fonds;

ii) Des distributions de gains en capital, correspondant aux gains en capital nets réalisés à la cession de placements, ajustés pour tenir compte des pertes suspendues en vertu de la Loi;

iii) Des remboursements de capital, survenant principalement lorsque le montant d'une distribution dépasse le revenu net de placement et les gains en capital nets réalisés. Un remboursement de capital réduit le prix de base rajusté des parts détenues par le porteur de parts.

Si les distributions sont réinvesties en parts supplémentaires, ces dernières seront immédiatement regroupées de sorte que le nombre de parts en circulation après la distribution sera égal au nombre de parts en circulation avant la distribution. De telles distributions augmentent le prix de base rajusté des parts détenues par le porteur de parts.

10. Opérations entre apparentés

Honoraires du fiduciaire

Conformément aux déclarations de fiducie des Fonds, Barclays reçoit des honoraires en sa qualité de fiduciaire (note 3).

Frais de service

Au cours de la période, les Fonds ont versé des frais de service à Barclays Canada (note 3).

Titres d'apparentés

Afin d'atteindre leurs objectifs de placement, le Fonds mixte et le Fonds d'obligations de sociétés ont détenu des parts de iUnits Fonds indiciel S&P/TSX 60 et de iShares GS $ Investop Corporate Bond Fund, respectivement, tout au long de l'exercice.

Prêts de titres

Les Fonds peuvent prêter des titres, soit directement, soit par l'entremise d'un mandataire, à des courtiers et à d'autres institutions financières qui souhaitent emprunter des titres. Le prêt de titres constitue une source de revenu additionnel pour les Fonds. En utilisant ce revenu pour réduire les charges, les Fonds seront en mesure d'atténuer l'incidence de ces charges sur leur capacité de dégager un rendement de placement qui correspond plus étroitement au rendement de l'indice de référence.

Les Fonds ont conclu des conventions d'autorisation de prêt de titres avec Barclays Global Investors, N.A. (« BGI ») et Barclays Global Investors Limited (« BGIL »), qui agiront en qualité de mandataires des opérations de prêt, sous réserve de l'autorité suprême de Barclays Canada. BGI est une association bancaire nationale constituée sous le régime des lois des États-Unis d'Amérique, et BGIL est un gestionnaire en placement régi par la Financial Services Authority du Royaume-Uni. Tant BGI que BGIL possèdent une expérience et une expertise considérables en prêt de titres.

Les Fonds exigent une garantie, sous forme d'espèces et d'obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou par le gouvernement des États-Unis ou ses agences ou intermédiaires, d'une valeur globale correspondant à au moins 102 % de la valeur de marché des titres prêtés. Les prêts actuellement en cours sont garantis par une sûreté dont la valeur équivaut à 105 % de la valeur de marché des titres prêtés. Le fiduciaire évalue la solvabilité de chaque emprunteur et exige rapidement le remboursement par un emprunteur dans le cadre de la réalisation d'une garantie. Au cours de l'exercice, les Fonds ont reçu en garantie des obligations et des titres du marché monétaire. Le tableau suivant présente la valeur de marché des titres prêtés par les Fonds et la valeur de marché des garanties connexes au 30 juin 2006.

Fonds	Valeur de marché des titres prêtés	Valeur de marché des garanties
Fonds indiciel	27 662 549 $	29 074 856 $
Fonds de revenu à pondération égale	12 695 989	13 343 314
Fonds mixte	2 574 794	2 705 886
Fonds à pondération égale des 100 principaux fonds de revenu	32 399 256	34 064 944

11. Courtage

Le courtage versé aux courtiers pour les opérations de portefeuille survenues au cours des semestres terminés les 30 juin 2006 et 2005 a été le suivant :

Fonds	2006	2005
Fonds indiciel	7 155 $	125 818 $
Fonds de revenu à pondération égale	86 496	194 051
Fonds mixte	31 820	215 702
Fonds à pondération égale des 100 principaux fonds de revenu	215 291	44 989

12. Chiffres correspondants

Certains des chiffres correspondants ont été retraités selon la présentation du semestre écoulé.

Semi-Annual Financial Statements (unaudited)

For the period ending June 30, 2006

BARCLAYS *funds*

from BARCLAYS GLOBAL INVESTORS

Table of Contents

Notice of No Auditor Review of Interim Financial Statements

Barclays Global Investors Canada Limited, the manager of the BARCLAYSfunds (the "Funds") appoints independent auditors to audit the Funds' annual financial statements. In accordance with applicable securities laws, if an auditor has not reviewed the Funds' interim financial statements, this must be disclosed in an accompanying notice.

The Funds' independent auditors have not performed a review of the interim financial statements.

Barclays Advantaged S&P/TSX Income Trust Index Fund*

Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$202,670,987	$209,157,528
Cash	64,533	104,361
Interest receivable	363	—
Net unrealized gain on forward contracts (note 4)	50,687,044	35,739,640
	253,422,927	245,001,529
Liabilities		
Trustee fees payable	65,807	33,488
Forward agreement fees payable (note 3)	20,138	59,012
Forward agreement stock borrowing cost payable (note 3)	15,762	17,991
Other expenses payable	111,671	159,506
Distributions payable	1,550,318	1,359,486
	1,763,696	1,629,483
Net asset value	$251,659,231	$243,372,046
Unitholders' equity		
Share capital	$146,103,694	$146,409,737
Retained earnings	105,555,537	96,962,309
	$251,659,231	$243,372,046
Number of units issued and outstanding (note 8)	15,419,915	15,452,215
Net asset value per unit	$ 16.32	$ 15.75
Average cost of investments	$120,920,381	$126,422,297

Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Dividend income	$ 102,309	$ 57,807
Interest income**	990	1,734
	103,299	59,541
Expenses		
Trustee fees	199,034	197,338
Forward agreement fees	686,189	679,991
Forward agreement stock borrowing costs	214,918	261,886
Audit fees	6,308	1,154
Legal fees	13,268	11,826
Custody fees	2,943	3,659
Recordkeeping expenses	6,368	6,968
Other expenses	49,686	52,797
Unitholders communication costs	—	5,945
	1,178,714	1,221,564
Net investment loss for the period	(1,075,415)	(1,162,023)
Gain (loss) on investments		
Net realized gain on sale of investments	5,122,363	3,806,616
Change in unrealized appreciation in value of forwards	14,947,404	39,921,866
Change in unrealized depreciation in value of investments	(984,625)	(15,023,541)
Net gain on investments	19,085,142	28,704,941
Increase in net assets from operations	$ 18,009,727	$ 27,542,918
Increase in net assets from operations per unit	$ 1.17	$ 1.50
Retained earnings		
Retained earnings — beginning period	$ 96,962,309	$ 65,130,464
Increase in net assets from operations	18,009,727	27,542,918
Distribution paid	(9,224,016)	(8,356,799)
Cost of shares repurchased in excess of stated value	(192,483)	(24,985)
Retained earnings — end of period	$105,555,537	$ 84,291,598

* The values of the Barclays Advantaged S&P/TSX Income Trust Index Fund is derived from the returns of the index portfolio held by the Barclays Canada S&P/TSX Institutional Index Fund.

** Net of broker interest expenses.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$243,372,046	$238,620,073
Increase in net assets from operations	18,009,727	27,542,918
Capital transactions		
Redemption of units	(498,526)	(91,309)
Net capital transactions	(498,526)	(91,309)
Distributions (note 9)		
Return of capital	(9,224,016)	(8,356,799)
Total distributions	(9,224,016)	(8,356,799)
Increase in net assets for the period	8,287,185	19,094,810
Net assets — end of period	$251,659,231	$257,714,883

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian common stocks		(in $000s)	(in $000s)	%
Energy				
Western Oil Sands, Inc. — Class A	651,389	9,152	20,154	
		9,152	20,154	8.0
Health Care				
Angiotech Pharmaceuticals, Inc.	539,652	9,535	7,026	
Patheon, Inc.	2,071,455	13,941	16,468	
		23,476	23,494	9.3
Industrials				
Westjet Airlines, Ltd.	794,409	9,159	8,723	
		9,159	8,723	3.5
Information Technology				
ATI Technologies, Inc.	1,046,641	9,545	16,977	
CGI Group, Inc. — Class A	1,163,863	9,148	8,100	
Cognos, Inc.	245,438	9,315	7,709	
Nortel Networks Corp.	3,798,606	13,941	9,421	
Research In Motion, Ltd.	756,950	9,315	58,891	
		51,264	101,098	40.2
Materials				
Glamis Gold, Ltd.	229,075	9,241	9,694	
Inco, Ltd.	355,884	9,315	26,157	
Kinross Gold Corp.	1,097,015	9,313	13,351	
		27,869	49,202	19.5
Total Canadian common stocks		120,920	202,671	80.5
Other assets and liabilities			48,988	19.5
Net assets			251,659	100.0

The accompanying notes are an integral part of the financial statements.

Barclays Canada S&P/TSX Institutional Index Fund

Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$251,442,858	$241,952,506
Cash	197,549	1,255,418
Interest receivable	3,099	—
Securities lending income receivable	11,096	19,724
Accounts receivable securities sold	1,066,350	318,184
Distributions receivable from underlying trust units	1,807,599	2,168,870
	254,528,551	245,714,702
Liabilities		
Accounts payable securities purchased	1,066,351	717,307
Trustee fees payable	85,612	89,799
Other expenses payable	18,557	10,428
	1,170,520	817,534
Net asset value	$253,358,031	$244,897,168
Unitholders' equity		
Unit capital	$170,151,197	$170,490,395
Retained earnings	83,206,834	74,406,773
	$253,358,031	$244,897,168
Number of units issued and outstanding (note 8)	15,453,329	15,484,130
Net asset value per unit	$ 16.40	$ 15.82
Average cost of investments	$170,712,565	$155,955,335

Statements of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Distributions from underlying trust units	$ 8,808,612	$ 7,146,151
Interest income	18,658	8,763
Securities lending income	114,979	206,360
	8,942,249	7,361,274
Expenses		
Trustee fees	533,969	529,102
Audit fees	8,006	4,490
Custody fees	3,372	3,334
Recordkeeping expenses	178	100
Other expenses	28,957	26,416
	574,482	563,442
Net investment income for the period	8,367,767	6,797,832
Gain (loss) on investments		
Net realized gain on sale of investments	16,086,545	7,334,026
Change in unrealized appreciation (depreciation) in value of investments	(5,266,878)	14,630,886
Net gain on investments	10,819,667	21,964,912
Increase in net assets from operations	$ 19,187,434	$ 28,762,744
Increase in net assets from operations per unit	$ 1.24	$ 1.57
Retained earnings		
Retained earnings — beginning of period	$ 74,406,773	$ 67,473,050
Increase in net assets from operations	19,187,434	28,762,744
Distribution paid	(10,226,906)	(9,532,578)
Cost of units repurchased in excess of stated value	(160,467)	(29,613)
Retained earnings — end of period	$ 83,206,834	$ 86,673,603

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$244,897,168	$240,177,176
Increase in net assets from operations	19,187,434	28,762,744
Capital transactions		
Redemption of units	(499,665)	(91,309)
Net capital transactions	(499,665)	(91,309)
Distributions (note 9)		
Net income	(8,367,768)	(6,797,832)
Return of capital	(1,859,138)	(2,734,746)
Total distributions	(10,226,906)	(9,532,578)
Increase in net assets for the period	8,460,863	19,138,857
Net assets — end of period	$253,358,031	$259,316,033

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Canadian income trusts				
Consumer Discretionary				
Cinram International Income Fund	87,700	2,566	2,289	
Consumers' Waterheater Income Fund (The)	66,564	897	907	
UE Waterheater Income Fund	82,573	1,156	1,193	
Yellow Pages Income Fund	817,509	9,791	13,162	
		14,410	17,551	6.9
Consumer Staples				
Connors Brothers Income Fund	86,301	1,410	1,001	
		1,410	1,001	0.4
Energy				
Advantage Energy Income Fund	153,815	2,322	2,998	
AltaGas Income Trust	88,991	1,755	2,581	
ARC Energy Trust	337,177	4,017	9,441	
Baytex Energy Trust	121,491	1,223	2,940	
Bonavista Energy Trust	141,238	2,697	4,943	
Canadian Oil Sands Trust	781,940	5,380	28,150	
Canetic Resources Trust	338,540	8,044	7,820	
CCS Income Trust	83,316	1,525	3,083	
Crescent Point Energy Trust	102,570	2,262	2,239	
Daylight Energy Trust	106,300	1,296	1,169	
Enerplus Resources Fund	205,213	6,567	12,928	
Esprit Energy Trust	111,400	1,370	1,293	
Fairborne Energy Trust	79,100	1,259	1,036	
Focus Energy Trust	61,692	824	1,459	
Fort Chicago Energy Partners, LP	218,516	1,779	2,548	
Freehold Royalty Trust	65,300	1,272	1,371	
Harvest Energy Trust	169,769	6,109	5,638	
Inter Pipeline Fund	336,196	1,978	3,332	
Keyera Facilities Income Fund	101,507	2,247	2,203	
NAL Oil & Gas Trust	126,380	1,086	2,528	
Paramount Energy Trust	105,306	2,260	1,948	
Pembina Pipeline Income Fund	201,977	2,341	3,282	
Pengrowth Energy Trust	269,167	3,403	7,012	
Penn West Energy Trust	275,000	10,965	12,347	
Petrofund Energy Trust	196,670	2,302	5,261	
Peyto Energy Trust	175,202	2,423	4,149	
Precision Drilling Trust	210,400	7,739	7,806	
PrimeWest Energy Trust	135,725	3,015	4,547	
Progress Energy Trust	125,760	1,580	2,050	
Provident Energy Trust	318,701	3,087	4,347	
Shiningbank Energy Income Fund	114,667	1,769	2,431	
Trilogy Energy Trust	76,100	1,611	1,438	
Trinidad Energy Services Income Trust	137,387	2,344	2,440	
True Energy Trust	61,656	1,145	847	
Vermilion Energy Trust	106,945	1,526	3,695	
		102,522	163,300	64.4

The accompanying notes are an integral part of the financial statements.

Barclays Canada S&P/TSX Institutional Index Fund

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost (in $000s)	Market value (in $000s)	Percentage of net assets %
Financials				
Boardwalk REIT	86,778	1,270	2,226	
Calloway REIT	111,292	2,121	2,721	
Canadian Apartment Properties REIT	94,025	1,311	1,543	
Canadian REIT	96,340	1,134	2,322	
Chartwell Seniors Housing REIT	108,018	1,456	1,505	
Davis + Henderson Income Fund	73,647	1,041	1,304	
GMP Capital Trust	63,300	1,424	1,489	
H&R REIT	196,595	2,612	4,518	
InnVest REIT	91,753	931	1,123	
Legacy Hotels REIT	149,868	895	1,274	
Primaris Retail REIT	85,550	1,078	1,390	
Retirement Residences REIT	155,353	1,303	1,188	
RioCan REIT	331,514	4,050	7,174	
Summit REIT	114,973	1,460	2,943	
		22,086	32,720	12.9
Health Care				
CML Healthcare Income Fund	133,660	1,804	1,945	
		1,804	1,945	0.8
Industrials				
BFI Canada Income Fund	89,960	1,887	2,600	
Mullen Group Income Fund	102,600	3,358	2,965	
Newalta Income Fund	61,002	1,182	1,994	
Superior Plus Income Fund	143,444	3,082	1,578	
TransForce Income Fund	120,544	1,985	2,043	
Westshore Terminals, Inc.	117,979	1,652	1,260	
		13,146	12,440	4.9
Materials				
Fording Canadian Coal Trust	246,519	3,969	8,690	
Labrador Iron Ore Royalty Income Fund	53,653	1,511	1,279	
Timberwest Forest Corp.	129,980	1,531	1,864	
		7,011	11,833	4.7
Telecommunication Services				
Bell Nordiq Income Fund	54,852	711	1,005	
		711	1,005	0.4
Utilities				
Algonquin Power Income Fund	116,913	833	1,116	
Calpine Power Income Fund	103,559	889	1,010	
Energy Savings Income Fund	161,612	1,550	2,990	
EPCOR Power, LP	58,032	1,693	1,915	
Northland Power Income Fund	104,011	1,396	1,507	
Transalta Power, LP	126,136	1,252	1,101	
		7,613	9,639	3.8
Total Canadian income trusts		170,713	251,434	99.2
Warrants				
Horizon North Logistics, Inc.	10,833	0	9	
Total warrants		0	9	0.0
Total investments		170,713	251,443	99.2
Other assets and liabilities			1,915	0.8
Net assets			253,358	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Advantaged Equal Weighted Income Fund*

Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$116,055,217	$121,477,782
Cash	234,009	329,444
Net unrealized gain on forward contracts (note 4)	42,166,030	40,750,104
Interest receivable	554	—
	158,455,810	162,557,330
Liabilities		
Trustee fees payable	48,111	53,424
Forward agreement fees payable (note 3)	37,532	82,635
Forward agreement stock borrowing cost payable (note 3)	9,654	25,561
Service fees payable	114,054	132,422
Other expenses payable	48,124	49,523
Distributions payable	1,048,595	774,117
	1,306,070	1,117,682
Net asset value	$157,149,740	$161,439,648
Unitholders' equity		
Share capital	$119,761,735	$120,756,610
Retained earnings	37,388,005	40,683,038
	$157,149,740	$161,439,648
Number of units issued and outstanding (note 8)	12,639,761	12,744,761
Net asset value per unit	$ 12.43	$ 12.67
Average cost of investments	$ 94,911,881	$100,477,344

Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Dividend income	$ 56,888	$ 35,897
Interest income**	1,131	2,595
	58,019	38,492
Expenses		
Trustee fees	339,565	419,678
Forward agreement fees	439,321	542,193
Forward agreement stock borrowing costs	124,133	161,782
Service fees (note 10)	254,674	314,760
Audit fees	6,303	1,154
Legal fees	8,489	9,569
Custody fees	1,182	2,207
Recordkeeping expenses	6,595	6,255
Other expenses	50,469	50,035
Unitholders communication costs	23,803	25,672
	1,254,534	1,533,305
Net investment loss for the period	(1,196,515)	(1,494,813)
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	3,341,278	(592,934)
Change in unrealized appreciation in value of forward contracts	1,415,926	12,984,061
Change in unrealized appreciation in value of investments	142,898	2,786,126
Net gain on investments	4,900,102	15,177,253
Increase in net assets from operations	$ 3,703,587	$ 13,682,440
Increase in net assets from operations per unit	$ 0.29	$ 0.81
Retained earnings		
Retained earnings — beginning period	$ 40,683,038	$ 35,594,545
Increase in net assets from operations	3,703,587	13,682,440
Distribution paid	(6,709,970)	(7,074,403)
Cost of shares repurchased in excess of stated value	(288,650)	(23,030)
Retained earnings — end of period	$ 37,388,005	$ 42,179,552

* The value of the Barclays Advantaged Equal Weighted Income Fund is derived from the return of the index portfolio held by the Barclays Equal Weighted Income Fund.

** Net of broker interest expenses.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$161,439,648	$194,897,938
Increase in net assets from operations	3,703,587	13,682,440
Capital transactions		
Redemption of units	(1,283,525)	(140,519)
Net capital transactions	(1,283,525)	(140,519)
Distributions (note 9)		
Return of capital	(6,709,970)	(7,074,403)
Total distributions	(6,709,970)	(7,074,403)
Increase (decrease) in net assets for the period	(4,289,908)	6,467,518
Net assets — end of period	$157,149,740	$201,365,456

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian common stocks		(in $000s)	(in $000s)	%
Energy				
Western Oil Sands, Inc. — Class A	489,497	6,917	15,145	
		6,917	15,145	9.6
Health Care				
Angiotech Pharmaceuticals, Inc.	394,202	6,934	5,132	
Patheon, Inc.	1,534,784	10,697	12,201	
		17,631	17,333	11.0
Industrials				
Westjet Airlines, Ltd.	538,854	6,197	5,917	
		6,197	5,917	3.8
Information Technology				
ATI Technologies, Inc.	389,322	8,069	6,315	
CGI Group, Inc. — Class A	887,870	6,917	6,180	
Cognos, Inc.	173,112	7,935	5,437	
Nortel Networks Corp.	2,914,835	10,698	7,229	
Research In Motion, Ltd.	277,065	7,935	21,556	
		41,554	46,717	29.7
Materials				
Glamis Gold, Ltd.	168,263	6,783	7,121	
Inco, Ltd.	197,041	7,895	14,482	
Kinross Gold Corp.	767,448	7,935	9,340	
		22,613	30,943	19.7
Total Canadian common stocks		94,912	116,055	73.8
Other assets and liabilities			41,095	26.2
Net assets			157,150	100.0

The accompanying notes are an integral part of the financial statements.

Barclays Equal Weighted Income Fund

Statement of Financial Position

As at June 30 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$174,936,804	$176,806,391
Cash	616,961	1,459,421
Deferred loan interest (note 6)	45,641	34,974
Interest receivable	5,521	—
Securities lending income receivable	7,838	10,871
Accounts receivable securities sold	763,580	3,675,666
Distributions receivable from underlying trust units	1,485,558	1,593,512
	177,861,903	183,580,835
Liabilities		
Accounts payable securities purchased	972,638	2,661,196
Trustee fees payable	18,281	20,265
Net unrealized loss on interest rate swap (note 6)	34,622	66,645
Other expenses payable	15,115	4,843
Loans (note 6)	18,600,000	18,600,000
	19,640,656	21,352,949
Net asset value	$158,221,247	$162,227,886
Unitholders' equity		
Share capital	$135,264,953	$136,343,083
Retained earnings	22,956,294	25,884,803
	$158,221,247	$162,227,886
Number of units issued and outstanding (note 8)	12,900,848	13,003,674
Net asset value per unit	$ 12.26	$ 12.48
Average cost of investments	$146,193,033	$141,407,864

Statement of Operations

For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Distributions from underlying trust units	$ 6,348,364	$ 6,227,604
Interest income	34,288	12,697
Securities lending income	62,732	157,588
	6,445,384	6,397,889
Expenses		
Trustee fees	128,202	158,222
Audit fees	8,128	4,490
Interest expenses	378,379	270,348
Net realized loss on interest rate swap	122,285	207,189
Custody fees	2,432	2,867
Recordkeeping expenses	578	577
Other expenses	32,328	35,866
	672,332	679,559
Net investment income for the period	5,773,052	5,718,330
Gain (loss) on investments		
Net realized gain on sale of investments	5,828,061	8,499,603
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	10,667	(6,455)
Change in unrealized appreciation (depreciation) in value of investments	(6,654,756)	1,001,670
Net gain (loss) on investments	(816,028)	9,494,818
Increase in net assets from operations	$ 4,957,024	$ 15,213,148
Increase in net assets from operations per unit	$ 0.38	$ 0.91
Retained earnings		
Retained earnings — beginning period	$ 25,884,803	$ 36,486,837
Increase in net assets from operations	4,957,024	15,213,148
Distribution paid	(7,677,442)	(8,620,273)
Cost of shares repurchased in excess of stated value	(208,091)	(32,289)
Retained earnings — end of period	$ 22,956,294	$ 43,047,423

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

BARCLAYS *funds*

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$162,227,886	$196,133,690
Increase in net assets from operations	4,957,024	15,213,148
Capital transactions		
Redemption of units	(1,286,221)	(140,519)
Net capital transactions	(1,286,221)	(140,519)
Distributions (note 9)		
Net income	(5,783,719)	(5,711,874)
Return of capital	(1,893,723)	(2,908,399)
Total distributions	(7,677,442)	(8,620,273)
Increase (decrease) in net assets for the period	(4,006,639)	6,452,356
Net assets — end of period	$158,221,247	$202,586,046

Statement of Cash Flow
For the six months ended June 30
(Unaudited)

	2006	2005
Cash provided by (used in)		
Operating		
Net investment income for the period	$ 5,773,052	$ 5,718,330
Purchase of investment securities	(36,016,846)	(35,329,279)
Proceeds from disposition of investment securities	38,283,266	37,795,999
Decrease (increase) in amounts of deferred loan interest	(10,667)	6,455
Decrease (increase) in other receivables	105,466	(144,288)
Decrease in other payables	(13,068)	(8,451)
Net cash provided by operating activities	8,121,203	8,038,766
Financing		
Unitholder redemptions	(1,286,221)	(140,519)
Distributions	(7,677,442)	(8,620,273)
Net cash used in financing activities	(8,963,663)	(8,760,792)
Decrease in cash during the period	$ (842,460)	$ (722,026)
Balance of cash beginning of period	$ 1,459,421	$ 1,884,799
Balance of cash end of period	$ 616,961	$ 1,162,773

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian income trusts		(in $000s)	(in $000s)	%
Consumer Discretionary				
Cinram International Income Fund	91,000	2,643	2,375	
Consumers' Waterheater Income Fund (The)	167,123	2,280	2,276	
UE Waterheater Income Fund	168,940	2,173	2,441	
Yellow Pages Income Fund	150,200	1,741	2,418	
		8,837	9,510	6.0
Consumer Staples				
Connors Brothers Income Fund	223,321	3,129	2,591	
		3,129	2,591	1.6
Energy				
Advantage Energy Income Fund	121,294	2,151	2,364	
AltaGas Income Trust	84,705	1,655	2,456	
ARC Energy Trust	90,770	1,297	2,542	
Baytex Energy Trust	102,433	1,052	2,479	
Bonavista Energy Trust	71,388	1,367	2,499	
Canadian Oil Sands Trust	75,980	725	2,735	
Canetic Resources Trust	108,220	2,564	2,500	
CCS Income Trust	65,229	1,092	2,413	
Crescent Point Energy Trust	108,198	2,253	2,362	
Daylight Energy Trust	212,400	2,584	2,336	
Enerplus Resources Fund	40,263	1,485	2,537	
Esprit Energy Trust	208,974	2,629	2,426	
Fairborne Energy Trust	180,355	2,883	2,363	
Focus Energy Trust	107,480	1,665	2,542	
Fording Canadian Coal Trust	64,166	1,244	2,262	
Fort Chicago Energy Partners, LP	210,946	1,893	2,460	
Freehold Royalty Trust	125,386	2,384	2,633	
GMP Capital Trust	105,100	2,365	2,473	
Harvest Energy Trust	73,433	2,662	2,439	
Inter Pipeline Fund	249,163	1,553	2,469	
Keyera Facilities Income Fund	117,211	2,566	2,544	
NAL Oil & Gas Trust	124,065	1,039	2,481	
Paramount Energy Trust	131,684	2,877	2,436	
Pembina Pipeline Income Fund	147,370	1,819	2,395	
Pengrowth Energy Trust	99,128	1,504	2,582	
Penn West Energy Trust	59,300	2,400	2,663	
Petrofund Energy Trust	93,986	1,457	2,514	
Peyto Energy Trust	100,573	1,610	2,382	
Precision Drilling Trust	68,200	2,519	2,530	
PrimeWest Energy Trust	71,029	1,655	2,379	
Progress Energy Trust	151,434	2,236	2,468	
Provident Energy Trust	175,620	1,735	2,395	
Shiningbank Energy Income Fund	114,477	1,939	2,427	
Trilogy Energy Trust	126,800	2,941	2,397	
Trinidad Energy Services Income Trust	147,279	2,365	2,616	
True Energy Trust	167,672	3,205	2,304	
Vermilion Energy Trust	75,552	1,108	2,610	
		72,478	91,413	57.8

The accompanying notes are an integral part of the financial statements.

Barclays Equal Weighted Income Fund — continued

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Financials				
Boardwalk REIT	91,549	1,329	2,348	
Calloway REIT	100,016	1,662	2,445	
Canadian Apartment Properties REIT	153,438	2,089	2,518	
Canadian REIT	107,161	1,517	2,583	
Chartwell Seniors Housing REIT	170,116	2,218	2,370	
Davis + Henderson Income Fund	131,129	2,114	2,321	
H&R REIT	114,785	1,680	2,638	
InnVest REIT	202,716	2,077	2,481	
Legacy Hotels REIT	324,662	2,156	2,760	
Primaris Retail REIT	152,914	1,833	2,485	
Retirement Residences REIT	308,832	2,780	2,363	
RioCan REIT	115,709	1,610	2,504	
Summit REIT	101,396	1,482	2,596	
		24,547	32,412	20.5
Health Care				
CML Healthcare Income Fund	167,012	2,390	2,430	
		2,390	2,430	1.5
Industrials				
BFI Canada Income Fund	90,769	1,680	2,623	
Mullen Group Income Fund	82,600	2,548	2,387	
Newalta Income Fund	76,140	1,474	2,488	
Superior Plus Income Fund	203,029	3,871	2,233	
TransForce Income Fund	141,429	2,353	2,397	
Westshore Terminals, Inc.	221,483	2,832	2,365	
		14,758	14,493	9.2
Materials				
Labrador Iron Ore Royalty Income Fund	100,314	2,643	2,391	
Timberwest Forest Corp.	169,661	2,090	2,433	
		4,733	4,824	3.1
Telecommunication Services				
Bell Nordiq Income Fund	139,959	1,900	2,565	
		1,900	2,565	1.6
Utilities				
Algonquin Power Income Fund	249,231	2,104	2,380	
Calpine Power Income Fund	254,023	2,209	2,477	
Energy Savings Income Fund	142,448	1,814	2,635	
EPCOR Power, LP	71,180	2,329	2,349	
Northland Power Income Fund	164,522	2,215	2,384	
Transalta Power, LP	281,915	2,750	2,461	
		13,421	14,686	9.3
Total Canadian income *trusts*		146,193	174,924	110.6
Warrants				
Horizon North Logistics, Inc.	15,653	0	13	
Total warrants		0	13	0.0
Total investments		146,193	174,937	110.6
Other assets and liabilities			(16,716)	(10.6)
Net assets			158,221	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Advantaged Corporate Bond Fund*

Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$65,036,232	$67,481,840
Cash	45,837	83,637
Net unrealized gain on forward contracts (note 4)	5,159,644	7,018,058
Interest receivable	137	—
	70,241,850	74,583,535
Liabilities		
Trustee fees payable	15,990	18,152
Forward agreement fees payable (note 3)	15,968	34,866
Forward agreement stock borrowing cost payable (note 3)	7,185	13,085
Service fees payable	36,213	38,367
Other expenses payable	19,957	36,835
Units redeemed payable	—	606,251
Distributions payable	436,082	330,347
	531,395	1,077,903
Net asset value	$69,710,455	$73,505,632
Unitholders' equity		
Share capital	$77,550,307	$77,550,307
Contributed surplus	61,247	61,247
Retained deficit	(7,901,099)	(4,105,922)
	$69,710,455	$73,505,632
Number of units issued and outstanding (note 8)	8,184,729	8,184,729
Net asset value per unit	$ 8.52	$ 8.98
Average cost of investments	$60,189,561	$62,789,089

Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Dividend income	$ 31,274	$ 21,009
Interest income**	(736)	210
	30,538	21,219
Expenses		
Trustee fees	99,125	147,602
Forward agreement fees	197,091	293,323
Forward agreement stock borrowing costs	68,983	93,848
Service fees (note 10)	76,249	113,538
Audit fees	6,192	1,154
Legal fees	3,812	5,552
Custody fees	778	1,265
Recordkeeping expenses	6,368	6,255
Other expenses	29,433	31,965
Unitholders communication costs	12,397	16,219
	500,428	710,721
Net investment loss for the period	*(469,890)*	*(689,502)*
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	368,248	(4,340,249)
Change in unrealized appreciation (depreciation) in value of forwards	(1,858,414)	3,571,817
Change in unrealized appreciation in value of investments	153,920	5,351,898
Net gain (loss) on investments	(1,336,246)	4,583,466
Increase (decrease) in net assets from operations	$(1,806,136)	$ 3,893,964
Increase (decrease) in net assets from operations per unit	$ (0.22)	$ 0.34
Retained deficit		
Retained deficit — beginning period	$(4,105,922)	$(2,343,837)
Increase (decrease) in net assets from operations	(1,806,136)	3,893,964
Distribution paid	(1,989,041)	(2,767,108)
Retained deficit — end of period	$(7,901,099)	$(1,216,981)

* The value of the Barclays Advantaged Corporate Bond Fund is derived from the return of the index portfolio held by the Barclays Corporate Bond Fund.

** Net of broker interest expenses.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$ 73,505,632	$ 106,879,603
Increase (decrease) in net assets from operations	(1,806,136)	3,893,964
Capital transactions		
Proceeds from issue of units	—	148,685
Net capital transactions	—	148,685
Distributions (note 9)		
Return of capital	(1,989,041)	(2,767,108)
Total distributions	(1,989,041)	(2,767,108)
Increase (decrease) in net assets for the period	(3,795,177)	1,275,541
Net assets — end of period	$ 69,710,455	$ 108,155,144

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian common stocks		(in $000s)	(in $000s)	%
Energy				
Western Oil Sands, Inc. — Class A	299,015	4,225	9,251	
		4,225	9,251	13.3
Health Care				
Angiotech Pharmaceuticals, Inc.	231,354	4,069	3,012	
Patheon, Inc.	920,453	6,416	7,318	
		10,485	10,330	14.8
Industrials				
Westjet Airlines, Ltd.	284,478	3,272	3,124	
		3,272	3,124	4.5
Information Technology				
ATI Technologies, Inc.	256,470	5,574	4,160	
CGI Group, Inc. — Class A	542,371	4,225	3,775	
Cognos, Inc.	131,502	5,503	4,130	
Nortel Networks Corp.	1,748,112	6,416	4,335	
Research In Motion, Ltd.	89,301	5,503	6,948	
		27,221	23,348	33.5
Materials				
Glamis Gold, Ltd.	98,751	3,981	4,179	
Inco, Ltd.	109,334	5,503	8,036	
Kinross Gold Corp.	556,110	5,503	6,768	
		14,987	18,983	27.2
Total Canadian common stocks		60,190	65,036	93.3
Other assets and liabilities			4,674	6.7
Net assets			69,710	100.0

The accompanying notes are an integral part of the financial statements.

Barclays Corporate Bond Fund

Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$ 76,147,751	$ 80,371,063
Cash	1,677,399	1,088,525
Net unrealized gain on forward currency contracts (note 5)	2,944,315	3,670,382
Deferred loan interest (note 6)	75,953	62,279
Interest receivable	558,920	527,568
Dividend receivable	214,249	213,199
Accounts receivable securities sold	505,675	—
	82,124,262	85,933,016
Liabilities		
Accounts payable securities purchased	505,675	—
Trustee fees payable	4,847	5,282
Net unrealized loss on interest swap (note 6)	6,809	17,823
Other expenses payable	11,055	10,013
Loans (note 6)	11,400,000	11,400,000
	11,928,386	11,433,118
Net asset value	$ 70,195,876	$ 74,499,898
Unitholders' equity		
Unit capital	$ 85,475,718	$ 86,179,057
Contributed surplus	22,857	22,857
Retained deficit	(15,302,699)	(11,702,016)
	$ 70,195,876	$ 74,499,898
Number of units issued and outstanding (note 8)	8,162,345	8,229,509
Net asset value per unit	$ 8.60	$ 9.05
Average cost of investments	$ 93,430,844	$ 91,328,595

Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Interest income	$ 2,401,779	$ 3,490,490
Net gain from forward currency contracts	4,215,240	291,241
	6,617,019	3,781,731
Expenses		
Trustee fees	33,356	48,317
Audit fees	8,193	4,493
Interest expenses	232,599	166,143
Net realized loss on interest rate swap	73,631	122,153
Custody fees	1,013	1,467
Recordkeeping expenses	266	269
Other expenses	25,006	23,748
	374,064	366,590
Net investment income for the period	6,242,955	3,415,141
Gain (loss) on Investments		
Net realized loss on sale of investments	(509,992)	(1,794,269)
Change in unrealized appreciation (depreciation) in value of forward currency contracts	(726,067)	134,144
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	13,674	(2,344)
Change in unrealized appreciation (depreciation) in value of investments	(6,325,561)	2,851,821
Net gain (loss) on investments	(7,547,946)	1,189,352
Increase (decrease) in net assets from operations	$ (1,304,991)	$ 4,604,493
Increase (decrease) in net assets from operations per unit	$ (0.16)	$ 0.40
Retained deficit		
Retained deficit — beginning period	$(11,702,016)	$(3,541,910)
Increase (decrease) in net assets from operations	(1,304,991)	4,604,493
Distribution paid	(2,391,206)	(3,401,125)
Cost of units repurchased below stated value	95,514	—
Retained deficit — end of period	$(15,302,699)	$(2,338,542)

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$74,499,898	$107,511,161
Increase (decrease) in net assets from operations	(1,304,991)	4,604,493
Capital transactions		
Redemption of units	(607,825)	—
Net capital transactions	(607,825)	—
Distributions (note 9)		
Net income	(2,391,206)	(3,401,125)
Total distributions	(2,391,206)	(3,401,125)
Increase (decrease) in net assets for the period	(4,304,022)	1,203,368
Net assets — end of period	$70,195,876	$108,714,529

Statement of Cash Flow
For the six months ended June 30
(Unaudited)

	2006	2005
Cash provided by (used in)		
Operating		
Net investment income for the period	$ 6,242,955	$ 3,415,141
Purchase of investment securities	(11,703,848)	(34,094,032)
Proceeds from disposition of investment securities	9,094,267	34,647,447
Decrease (increase) in amounts of deferred loan interest	(13,674)	2,344
Increase in other receivables	(32,402)	(322,845)
Increase (decrease) in other payables	607	(1,449)
Net cash provided by operating activities	3,587,905	3,646,606
Financing		
Unitholder redemptions	(607,825)	—
Distributions	(2,391,206)	(3,401,125)
Net cash used in financing activities	(2,999,031)	(3,401,125)
Increase in cash during the period	$ 588,874	$ 245,481
Balance of cash beginning of period	$ 1,088,525	$ 823,335
Balance of cash end of period	$ 1,677,399	$ 1,068,816

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Exchange Traded Fund				
iShares GS $ Investop Corporate Bond Fund	460,672	67,105	52,400	
Total exchange traded fund		67,105	52,400	74.7

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
U.S. High Yield Corporate Bonds				
AES Corp. (The), Senior Secured Note 8.75% May 15, 2013	405	598	483	
Allied Waste North America, Senior Note 7.25% March 15, 2015	450	520	479	
American Cellular Corp., Series B, Senior Note 10.00% August 01, 2011	425	540	501	
American Tower Corp., Senior Note 7.13% October 15, 2012	450	583	513	
Arch Western Finance LLC, Guaranteed Senior Note 6.75% July 01, 2013	450	602	483	
Cablevision Systems Corp., Series B, Senior Note 8.00% April 15, 2012	500	642	550	
Case New Holland, Inc., Senior Note 9.25% August 01, 2011	415	528	488	
CCH II LLC/CCH II CAP CO 10.25% September 15, 2010	450	515	504	
Chesapeake Energy Corp., Senior Note 6.50% August 15, 2017	400	470	411	
Citizens Communications Co., Senior Note 6.25% January 15, 2013	450	528	474	
Crown Americas, Inc., Guaranteed Senior Note 7.75% November 15, 2015	450	535	493	
DaVita, Inc., Senior Subordinated Note 7.25% March 15, 2015	405	483	435	
DirecTV Holdings LLC, Senior Note 6.38% June 15, 2015	450	538	466	
Dynegy Holdings, Inc., Senior Note, 144A 8.38% May 01, 2016	450	504	495	
Echostar DBS Corp., Senior Note 7.13% February 01, 2016	425	479	456	
El Paso Production Holding Co., Senior Note 7.75% June 01, 2013	450	558	509	
Equistar Chemicals, LP/Equistar Funding Corp., Senior Note 10.63% May 01, 2011	405	551	484	
Ford Motor Credit Co., Note 7.25% October 25, 2011	450	470	444	
General Motors Acceptance Corp., Global Note 6.75% December 01, 2014	450	456	464	
Goodyear Tire & Rubber Co. (The), Senior Note 9.00% July 01, 2015	405	506	429	
HCA, Inc., Note 6.50% February 15, 2016	425	483	439	
Hertz Corp., Senior Note 8.88% January 01, 2014	450	532	516	
Host Marriott, LP REIT, Senior Note, 144A 6.75% June 01, 2016	450	500	478	
KB Home, Senior Note 6.25% June 15, 2015	425	474	423	
L-3 Communications Corp., Senior Subordinated Note 5.88% January 15, 2015	450	498	468	
Level 3 Communications, Inc., Senior Note 11.50% March 01, 2010	450	472	500	
Liberty Media Corp., Senior Note 5.70% May 15, 2013	425	455	437	
Massey Energy Co., Senior Note 6.88% December 15, 2013	450	516	468	

The accompanying notes are an integral part of the financial statements.

Barclays Corporate Bond Fund — continued

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
MGM Mirage, Senior Note 6.63% July 15, 2015	450	514	469	
Nalco Co., Senior Subordinated Note 8.88% November 15, 2013	410	528	464	
Nortek, Inc., Senior Subordinated Note 8.50% September 01, 2014	405	556	430	
NRG Energy, Inc., Senior Note 7.38% February 01, 2016	425	499	461	
Omnicare, Inc., Senior Subordinated Note 6.88% December 15, 2015	425	496	454	
PanAmSat Corp., Senior Note 9.00% August 15, 2014	408	544	465	
Qwest Corp., Note 8.88% March 15, 2012	450	582	533	
Reliant Energy, Inc., Senior Secured Note 6.75% December 15, 2014	405	487	417	
RH Donnelley Corp., Note 8.88% January 15, 2016	500	591	567	
Select Medical Corp., Senior Subordinated Note 7.63% February 01, 2015	450	489	449	
Six Flags, Inc., Senior Note 9.63% June 01, 2014	410	493	417	
Smithfield Foods, Inc., Senior Note 7.00% August 01, 2011	450	536	488	
Starwood Hotels & Resorts Worldwide, Inc., Senior Note 7.88% May 01, 2012	405	560	497	
Station Casinos, Inc., Senior Note 6.00% April 01, 2012	450	584	474	
Sungard Data Systems, Inc., Senior Note 9.13% August 15, 2013	415	518	483	
Tenet Healthcare Corp., Senior Note 9.88% July 01, 2014	405	554	450	
TRW Automotive, Inc., Senior Note 9.38% February 15, 2013	410	547	487	
TXU Corp., Series P, Senior Note 5.55% November 15, 2014	450	512	455	
United Rentals North America, Inc., Senior Note 6.50% February 15, 2012	450	570	474	
Warner Chilcott Corp., Senior Subordinated Note 8.75% February 01, 2015	500	543	559	
Williams Cos., Inc. (The), Note 6.38% October 01, 2010	425	501	465	
Xerox Corp., Senior Note 6.88% August 15, 2011	450	586	500	
Total U.S. high yield corporate bonds		26,326	23,748	33.8
Total investments		93,431	76,148	108.5
Other assets and liabilities			(5,952)	(8.5)
Net assets			70,196	100.0

Forward currency contracts held by the Fund as at June 30, 2006 are shown in Note 5.

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Income + Growth Split Trust

Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$69,565,828	$101,569,772
Cash	799,415	28,090
Interest receivable	1,921	—
Securities lending income receivable	1,701	3,506
Accounts receivable securities sold	220,676	1,101,758
Distributions receivable from underlying trust units	428,315	684,345
	71,017,856	103,387,471
Liabilities		
Accounts payable securities purchased	306,017	830,959
Trustee fees payable	28,892	42,201
Service fees payable	44,012	45,602
Other expenses payable	81,178	90,360
Preferred securities	29,808,100	43,224,660
Accrued preferred securities interest	223,561	331,230
Distributions payable	256,528	269,074
	30,748,288	44,834,086
Net asset value	$40,269,568	$ 58,553,385
Unitholders' equity		
Share capital	$27,274,412	$ 39,550,564
Retained earnings	12,995,156	19,002,821
	$40,269,568	$ 58,553,385
Number of units issued and outstanding (note 8)	2,980,810	4,322,466
Net asset value per unit	$ 13.51	$ 13.55
Average cost of investments	$57,877,575	$ 82,480,670

Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Distributions from underlying trust units	$ 2,732,957	$ 2,954,127
Interest income	28,200	28,970
Securities lending income	17,826	65,669
	2,778,983	3,048,766
Expenses		
Trustee fees	214,035	279,901
Service fees (note 10)	90,517	107,846
Audit fees	8,778	6,618
Legal fees	5,209	6,595
Custody fees	1,304	1,718
Recordkeeping expenses	4,464	7,039
Other expenses	62,321	69,038
Unitholders communication costs	16,364	19,507
Preferred securities interest	1,227,755	1,777,681
	1,630,747	2,275,943
Net investment income for the period	1,148,236	772,823
Gain (loss) on investments		
Net realized gain on sale of investments	7,953,930	7,567,369
Change in unrealized depreciation in value of investments	(7,400,849)	(1,612,140)
Net gain on investments	553,081	5,955,229
Increase in net assets from operations	$ 1,701,317	$ 6,728,052
Increase in net assets from operations per unit	$ 0.42	$ 1.14
Retained earnings		
Retained earnings — beginning period	$19,002,821	$12,091,582
Increase in net assets from operations	1,701,317	6,728,052
Distribution paid	(1,973,239)	(2,127,581)
Cost of shares repurchased in excess of stated value	(5,735,743)	(4,398,085)
Retained earnings — end of period	$12,995,156	$12,293,968

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$ 58,553,385	$ 69,279,082
Increase in net assets from operations	1,701,317	6,728,052
Capital transactions		
Redemption of units	(18,011,895)	(22,035,021)
Net capital transactions	(18,011,895)	(22,035,021)
Distributions (note 9)		
Net income	(1,148,235)	(772,824)
Return of capital	(825,004)	(1,354,757)
Total distributions	(1,973,239)	(2,127,581)
Decrease in net assets for the period	(18,283,817)	(17,434,550)
Net assets — end of period	$ 40,269,568	$ 51,844,532

Statement of Cash Flow
For the six months ended June 30
(Unaudited)

	2006	2005
Cash provided by (used in)		
Operating		
Net investment income for the period	$ 1,148,236	$ 772,823
Purchase of investment securities	(12,739,135)	(15,318,450)
Proceeds from disposition of investment securities	45,652,300	57,332,125
Decrease in distribution payable	(12,546)	(77,713)
Decrease in other receivables	255,914	299,056
Decrease in other payables	(131,750)	(169,517)
Net cash provided by operating activities	34,173,019	42,838,324
Financing		
Unitholder redemptions	(18,011,895)	(22,035,021)
Preferred unitholder redemptions	(13,416,560)	(19,275,340)
Distributions	(1,973,239)	(2,127,581)
Net cash used in financing activities	(33,401,694)	(43,437,942)
Increase (decrease) in cash during the period	$ 771,325	$ (599,618)
Balance of cash beginning of period	$ 28,090	$ 1,684,500
Balance of cash end of period	$ 799,415	$ 1,084,882

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Exchange Traded Fund				
iShares CDN S&P/TSX 60 Index Fund	279,100	14,000	18,379	
Total exchange traded fund		14,000	18,379	45.6
Canadian income trusts				
Consumer Discretionary				
Cinram International Income Fund	26,600	775	694	
Consumers' Waterheater Income Fund (The)	49,060	676	668	
UE Waterheater Income Fund	49,588	686	717	
Yellow Pages Income Fund	43,941	507	707	
		2,644	2,786	6.9
Consumer Staples				
Connors Brothers Income Fund	65,397	904	759	
		904	759	1.9
Energy				
Advantage Energy Income Fund	36,103	666	704	
AltaGas Income Trust	24,830	485	720	
ARC Energy Trust	26,474	402	741	
Baytex Energy Trust	29,962	354	725	
Bonavista Energy Trust	20,814	476	729	
Canadian Oil Sands Trust	22,170	211	798	
Canetic Resources Trust	31,725	752	733	
CCS Income Trust	18,977	310	702	
Crescent Point Energy Trust	31,732	670	693	
Daylight Energy Trust	62,100	762	683	
Enerplus Resources Fund	11,751	411	740	
Esprit Energy Trust	60,960	766	708	
Fairborne Energy Trust	52,600	844	689	
Focus Energy Trust	31,546	526	746	
Fort Chicago Energy Partners, LP	61,870	592	721	
Freehold Royalty Trust	36,608	691	769	
Harvest Energy Trust	21,443	775	712	
Inter Pipeline Fund	73,306	522	726	
Keyera Facilities Income Fund	34,282	753	744	
NAL Oil & Gas Trust	36,389	383	728	
Paramount Energy Trust	38,490	842	712	
Pembina Pipeline Income Fund	43,180	544	702	
Pengrowth Energy Trust	28,940	463	754	
Penn West Energy Trust	17,300	650	777	
Petrofund Energy Trust	27,458	472	735	
Peyto Energy Trust	29,367	511	695	
Precision Drilling Trust	20,000	738	742	
PrimeWest Energy Trust	20,798	511	697	
Progress Energy Trust	44,218	653	721	
Provident Energy Trust	51,592	557	704	
Shiningbank Energy Income Fund	33,582	607	712	
Trilogy Energy Trust	37,000	844	699	
Trinidad Energy Services Income Trust	43,330	698	770	
True Energy Trust	49,209	935	676	
Vermilion Energy Trust	22,011	395	760	
		20,771	25,367	63.0
Financials				
Boardwalk REIT	26,724	392	685	
Calloway REIT	29,256	492	715	
Canadian Apartment Properties REIT	45,037	613	739	

The accompanying notes are an integral part of the financial statements.

Barclays Income + Growth Split Trust — continued

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Canadian REIT	31,230	462	753	
Chartwell Seniors Housing REIT	49,703	654	692	
Davis + Henderson Income Fund..................	38,421	695	680	
GMP Capital Trust	30,800	693	725	
H&R REIT..............	33,523	497	770	
InnVest REIT............	59,151	570	724	
Legacy Hotels REIT	94,965	631	807	
Primaris Retail REIT	44,596	535	725	
Retirement Residences REIT	89,821	871	687	
RioCan REIT............	33,848	491	732	
Summit REIT	29,826	440	764	
		8,036	10,198	25.3
Health Care				
CML Healthcare Income Fund..................	48,888	654	711	
		654	711	1.8
Industrials				
BFI Canada Income Fund	26,678	503	771	
Mullen Group Income Fund	24,100	748	696	
Newalta Income Fund.....	22,322	431	729	
Superior Plus Income Fund	59,280	1,165	652	
TransForce Income Fund ..	41,288	688	700	
Westshore Terminals, Inc.	64,407	829	688	
		4,364	4,236	10.5
Materials				
Fording Canadian Coal Trust	18,715	452	660	
Labrador Iron Ore Royalty Income Fund...........	29,299	770	698	
Timberwest Forest Corp. ..	49,688	664	713	
		1,886	2,071	5.1
Telecommunication Services				
Bell Nordiq Income Fund ..	41,284	563	757	
		563	757	1.9
Utilities				
Algonquin Power Income Fund..................	72,889	631	696	
Calpine Power Income Fund..................	74,241	618	724	
Energy Savings Income Fund..................	41,800	704	773	
EPCOR Power, LP	20,845	653	688	
Northland Power Income Fund..................	48,029	645	696	
Transalta Power, LP	82,573	805	721	
		4,056	4,298	10.7
Total Canadian income trusts		43,878	51,183	127.1
Warrants				
Horizon North Logistics, Inc.	4,596	0	4	
Total warrants		0	4	0.0
Total investments.........		57,878	69,566	172.7
Other assets and liabilities			(29,296)	(72.7)
Net assets			40,270	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Top 100 Equal Weighted Income Fund

Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$310,477,090	$348,411,195
Cash	751,846	1,898,718
Deferred loan interest (note 6)	195,880	157,941
Interest receivable	2,752	—
Securities lending income receivable	17,786	26,519
Accounts receivable securities sold	2,821,723	5,097,959
Distributions receivable from underlying trust units	2,513,336	3,144,756
	316,780,413	358,737,088
Liabilities		
Accounts payable securities purchased	2,821,723	5,965,825
Trustee fees payable	108,845	131,143
Service fees payable	228,273	247,747
Net unrealized loss on interest rate swap (note 6)	17,385	45,792
Other expenses payable	16,359	21,137
Loans (note 6)	29,400,000	29,400,000
Distributions payable	2,049,790	2,174,681
	34,642,375	37,986,325
Net asset value	$282,138,038	$320,750,763
Unitholders' equity		
Share capital	$246,031,896	$275,838,095
Retained earnings	36,106,142	44,912,668
	$282,138,038	$320,750,763
Number of units issued and outstanding (note 8)	25,966,427	29,112,200
Net asset value per unit	$ 10.87	$ 11.02
Average cost of investments	$272,427,206	$301,090,826

Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Distributions from underlying trust units	$ 10,758,363	$ 9,329,088
Interest income	39,128	23,643
Securities lending income	169,938	233,888
	10,967,429	9,586,619
Expenses		
Trustee fees	698,817	706,660
Service fees (note 10)	465,873	471,106
Audit fees	7,069	7,400
Legal fees	15,529	15,704
Interest expenses	599,861	439,410
Net realized loss on interest rate swap	189,088	314,220
Custody fees	4,298	4,350
Recordkeeping expenses	6,368	7,761
Other expenses	54,650	69,914
Unitholders communication costs	30,803	23,122
	2,072,356	2,059,647
Net investment income for the period	8,895,073	7,526,972
Gain (loss) on investments		
Net realized gain (loss) on sale of investments	8,893,695	(598,090)
Change in unrealized appreciation in value of interest rate swap contracts	37,939	20,142
Change in unrealized appreciation (depreciation) in value of investments	(9,270,485)	14,510,807
Net gain (loss) on investments	(338,851)	13,932,859
Increase in net assets from operations	$ 8,556,222	$ 21,459,831
Increase in net assets from operations per unit	$ 0.32	$ 0.73
Retained Earnings		
Retained Earnings — beginning period	$ 44,912,668	$ 15,349,294
Increase in net assets from operations	8,556,222	21,459,831
Distribution paid	(12,833,919)	(12,072,098)
Cost of shares repurchased in excess of stated value	(4,528,829)	—
Retained Earnings — end of period	$ 36,106,142	$ 24,737,027

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$ 320,750,763	$ 292,019,682
Increase in net assets from operations	8,556,222	21,459,831
Capital transactions		
Redemption of units	(34,335,028)	—
Net capital transactions	(34,335,028)	—
Distributions (note 9)		
Net income	(8,936,410)	(7,548,071)
Return of capital	(3,897,509)	(4,524,027)
Total distributions	(12,833,919)	(12,072,098)
Increase (Decrease) in net assets for the period	(38,612,725)	9,387,733
Net assets — end of period	$ 282,138,038	$ 301,407,415

Statement of Cash Flow
For the six months ended June 30
(Unaudited)

	2006	2005
Cash provided by (used in)		
Operating		
Net investment gain for the period	$ 8,895,073	$ 7,526,972
Purchase of investments securities	(38,079,463)	(577,677)
Proceeds from disposition of investment securities	74,768,912	869,639
Decrease (increase) in amounts of deferred loan interest	(37,939)	20,142
Decrease in distribution payable	(124,891)	(711,925)
Decrease (increase) in other receivables	637,401	(78,580)
Decrease in other payables	(37,018)	(126,789)
Net cash provided by operating activities	46,022,075	6,921,782
Financing		
Unitholder redemptions	(34,335,028)	—
Distributions	(12,833,919)	(12,072,098)
Net cash used in financing activities	(47,168,947)	(12,072,098)
Decrease in cash during the period	(1,146,872)	(5,150,316)
Balance of cash beginning of period	1,898,718	6,272,650
Balance of cash end of period	$ 751,846	$ 1,122,334

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian income trusts		(in $000s)	(in $000s)	%
Consumer Discretionary				
Brick Group Income Fund (The) — Class A	318,000	3,298	3,088	
CanWest MediaWorks Income Fund	331,700	3,064	2,736	
Cineplex Galaxy Income Fund	211,400	3,013	2,860	
Consumers' Waterheater Income Fund (The)	204,163	3,032	2,781	
Gateway Casinos Income Fund	204,900	3,661	3,104	
North West Co. Fund	84,700	2,333	3,799	
UE Waterheater Income Fund	224,100	2,920	3,238	
Yellow Pages Income Fund	197,773	2,456	3,184	
		23,777	24,790	8.8
Consumer Staples				
Connors Brothers Income Fund	314,327	4,261	3,646	
KCP Income Fund	330,400	3,290	3,254	
		7,551	6,900	2.4
Energy				
Advantage Energy Income Fund	206,706	3,940	4,029	
AltaGas Income Trust	107,167	2,382	3,108	
ARC Energy Trust	118,595	1,942	3,321	
Avenir Diversified Income Trust	376,200	3,718	2,961	
Baytex Energy Trust	182,354	2,279	4,413	
Bonavista Energy Trust	82,821	2,182	2,899	
Bonterra Energy Income Trust	130,800	2,866	4,207	
Canadian Oil Sands Trust	121,200	1,456	4,363	
Canetic Resources Trust	139,123	3,295	3,214	
CCS Income Trust	86,950	1,741	3,217	
Crescent Point Energy Trust	147,200	2,380	3,213	
Daylight Energy Trust	243,800	2,901	2,682	
Enerplus Resources Fund	55,500	2,154	3,496	
Enterra Energy Trust	153,500	2,851	2,315	
Esprit Energy Trust	245,306	3,128	2,848	
Fairborne Energy Trust	186,394	3,089	2,442	
Focus Energy Trust	127,182	2,533	3,008	
Fort Chicago Energy Partners, LP	268,022	2,756	3,125	
Freehold Royalty Trust	171,306	2,860	3,597	
Harvest Energy Trust	166,391	4,770	5,526	
Inter Pipeline Fund	314,300	2,607	3,115	
Keyera Facilities Income Fund	140,939	1,670	3,058	
NAL Oil & Gas Trust	174,632	2,204	3,493	
Paramount Energy Trust	138,800	1,849	2,568	
Pembina Pipeline Income Fund	202,386	2,665	3,289	
Pengrowth Energy Trust	140,283	2,264	3,654	
Penn West Energy Trust	85,200	2,573	3,825	
Petrofund Energy Trust	154,300	2,235	4,127	

The accompanying notes are an integral part of the financial statements.

Barclays Top 100 Equal Weighted Income Fund — continued

Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Peyto Energy Trust	117,400	2,524	2,780	
Precision Drilling Trust	84,500	3,138	3,135	
PrimeWest Energy Trust	85,500	2,078	2,864	
Progress Energy Trust	190,089	2,502	3,098	
Provident Energy Trust	240,000	2,459	3,274	
Sequoia Oil & Gas Trust	152,700	3,096	2,484	
Shiningbank Energy Income Fund	105,992	2,169	2,247	
Thunder Energy Trust	265,000	3,111	2,207	
Total Energy Services Trust	183,400	3,134	2,942	
Trilogy Energy Trust	128,800	3,168	2,434	
Trinidad Energy Services Income Trust	194,900	1,862	3,461	
True Energy Trust	147,076	3,050	2,021	
Vault Energy Trust	270,600	3,051	2,300	
Vermilion Energy Trust	106,052	1,957	3,664	
		110,589	134,024	47.5
Financials				
Boardwalk REIT	157,529	2,529	4,041	
Calloway REIT	137,500	2,281	3,362	
Canadian Apartment Properties REIT	201,400	2,551	3,305	
Canadian Hotel Income Properties REIT	273,000	2,610	3,560	
Canadian REIT	146,094	2,485	3,521	
Chartwell Seniors Housing REIT	210,200	2,492	2,928	
Cominar REIT	163,800	2,712	3,171	
Davis + Henderson Income Fund	140,609	2,876	2,489	
Dundee REIT	124,100	2,989	3,500	
GMP Capital Trust	169,700	3,461	3,993	
H&R REIT	157,465	2,750	3,619	
InnVest REIT	257,000	2,601	3,146	
IPC US REIT	283,900	2,632	2,819	
Legacy Hotels REIT	414,972	2,665	3,527	
Morguard REIT	293,500	2,532	3,096	
Primaris Retail REIT	196,700	2,454	3,196	
Retirement Residences REIT	390,023	3,411	2,984	
RioCan REIT	147,200	2,477	3,185	
Summit REIT	132,641	2,154	3,396	
Sunrise Senior Living REIT	246,850	2,723	2,530	
		53,385	65,368	23.2
Health Care				
CML Healthcare Income Fund	230,900	2,954	3,360	
		2,954	3,360	1.2
Industrials				
BFI Canada Income Fund	113,177	2,706	3,271	
Mullen Group Income Fund	101,200	3,137	2,925	
Newalta Income Fund	114,214	2,477	3,732	
Superior Plus Income Fund	131,332	3,477	1,445	
TransForce Income Fund	184,109	2,592	3,121	
Wajax Income Fund	102,400	3,192	4,128	
Westshore Terminals, Inc.	270,500	2,575	2,889	
		20,156	21,511	7.6
Materials				
Chemtrade Logistics Income Fund	295,606	4,346	3,039	
Fording Canadian Coal Trust	72,300	1,980	2,549	
Great Lakes Carbon Income Fund	319,000	3,172	3,062	
Labrador Iron Ore Royalty Income Fund	119,134	2,414	2,839	
Noranda Income Fund	264,749	2,851	3,150	
Taylor NGL, LP	312,500	3,210	3,125	
Timberwest Forest Corp.	215,246	3,089	3,087	
		21,062	20,851	7.4
Telecommunication Services				
Bell Nordiq Income Fund	174,145	2,615	3,192	
		2,615	3,192	1.1
Utilities				
Algonquin Power Income Fund	300,639	2,736	2,871	
Atlantic Power Corp.	309,700	3,210	2,973	
Boralex Power Income Fund	317,700	3,051	3,279	
Calpine Power Income Fund	384,777	3,370	3,752	
Energy Savings Income Fund	163,648	2,856	3,027	
EPCOR Power, LP	86,731	2,806	2,862	
GAZ Metro, LP	166,400	3,607	2,696	
Great Lakes Hydro Income Fund	172,715	3,009	3,076	
Northland Power Income Fund	213,939	2,625	3,100	
Transalta Power, LP	323,962	3,068	2,828	
		30,338	30,464	10.8
Total Canadian income trusts		272,427	310,460	110.0
Warrants				
Horizon North Logistics, Inc.	20,250	0	17	
Total warrants		0	17	0.0
Total investments		272,427	310,477	110.0
Other assets and liabilities			(28,339)	(10.0)
Net assets			282,138	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Advantaged S&P/TSX Income Trust Index Fund*

Consolidated Statement of Financial Position

As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at *market* value	$454,113,845	$451,110,034
Cash	262,082	1,359,779
Interest receivable	3,462	—
Securities lending income receivable	11,096	19,724
Accounts receivable securities sold	1,066,350	318,184
Distributions receivable from underlying trust units	1,807,599	2,168,870
	457,264,434	454,976,591
Liabilities		
Payable to counterparty under forward agreement	202,670,987	209,157,528
Accounts payable securities purchased	1,066,351	717,307
Trustee fees payable	151,419	123,287
Forward agreement fees payable (note 3)	20,138	59,012
Forward agreement stock borrowing costs payable (note 3)	15,762	17,991
Other expenses payable	130,228	169,934
Distributions payable	1,550,318	1,359,486
	205,605,203	211,604,545
Net asset value	$251,659,231	$243,372,046
Unitholders' equity		
Share capital	$146,103,694	$146,409,737
Retained earnings	105,555,537	96,962,309
	$251,659,231	$243,372,046
Number of units issued and outstanding (note 8)	15,419,915	15,452,215
Net asset value per unit	$ 16.32	$ 15.75
Average cost of investments	$291,632,946	$282,377,632

Consolidated Statement of Operations

For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Distributions from underlying trust units	$ 8,808,612	$ 7,146,151
Interest income	19,665	10,501
Securities lending income	114,979	206,360
	8,943,256	7,363,012
Expenses		
Trustee fees	733,003	726,440
Forward agreement fees	686,189	679,991
Forward agreement stock borrowing costs	214,918	261,886
Audit fees	14,314	5,644
Legal fees	13,268	11,826
Custody fees	6,315	6,993
Recordkeeping expenses	6,546	7,068
Other expenses	78,643	79,213
Unitholders communication costs	—	5,945
	1,753,196	1,785,006
Net investment income for the period	7,190,060	5,578,006
Gain on investments		
Net realized gain on sale of investments	16,086,545	7,334,026
Change in unrealized appreciation (depreciation) in value of investments	(5,266,878)	14,630,886
Net gain on investments	10,819,667	21,964,912
Increase in net assets from operations	$ 18,009,727	$ 27,542,918
Increase in net assets from operations per unit	$ 1.17	$ 1.50
Retained earnings		
Retained earnings — beginning period	$ 96,962,309	$ 65,130,464
Increase in net assets from operations	18,009,727	27,542,918
Distribution paid	(9,224,016)	(8,356,799)
Cost of shares repurchased in excess of stated value	(192,483)	(24,985)
Retained earnings — end of period	$105,555,537	$ 84,291,598

* The values of the Barclays Advantaged S&P/TSX Income Trust Index Fund is derived from the returns of the index portfolio held by the Barclays Canada S&P/TSX Institutional Index Fund.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$243,372,046	$238,620,073
Increase in net assets from operations	18,009,727	27,542,918
Capital transactions		
Redemption of units	(498,526)	(91,309)
Net capital transactions	(498,526)	(91,309)
Distributions (note 9)		
Return of capital	(9,224,016)	(8,356,799)
Total distributions	(9,224,016)	(8,356,799)
Increase in net assets for the period	8,287,185	19,094,810
Net assets — end of period	$251,659,231	$257,714,883

Consolidated Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Managed Portfolio		(in $000s)	(in $000s)	%
Canadian income trusts				
Consumer Discretionary				
Cinram International Income Fund	87,700	2,566	2,289	
Consumers' Waterheater Income Fund (The)	66,564	897	907	
UE Waterheater Income Fund	82,573	1,156	1,193	
Yellow Pages Income Fund	817,509	9,791	13,162	
		14,410	17,551	7.0
Consumer Staples				
Connors Brothers Income Fund	86,301	1,410	1,001	
		1,410	1,001	0.4
Energy				
Advantage Energy Income Fund	153,815	2,322	2,998	
AltaGas Income Trust	88,991	1,755	2,581	
ARC Energy Trust	337,177	4,017	9,441	
Baytex Energy Trust	121,491	1,223	2,940	
Bonavista Energy Trust	141,238	2,697	4,943	
Canadian Oil Sands Trust	781,940	5,380	28,150	
Canetic Resources Trust	338,540	8,044	7,820	
CCS Income Trust	83,316	1,525	3,083	
Crescent Point Energy Trust	102,570	2,262	2,239	
Daylight Energy Trust	106,300	1,296	1,169	
Enerplus Resources Fund	205,213	6,567	12,928	
Esprit Energy Trust	111,400	1,370	1,293	
Fairborne Energy Trust	79,100	1,259	1,036	
Focus Energy Trust	61,692	824	1,459	
Fort Chicago Energy Partners, LP	218,516	1,779	2,548	
Freehold Royalty Trust	65,300	1,272	1,371	
Harvest Energy Trust	169,769	6,109	5,638	
Inter Pipeline Fund	336,196	1,978	3,332	
Keyera Facilities Income Fund	101,507	2,247	2,203	
NAL Oil & Gas Trust	126,380	1,086	2,528	
Paramount Energy Trust	105,306	2,260	1,948	
Pembina Pipeline Income Fund	201,977	2,341	3,282	
Pengrowth Energy Trust	269,167	3,403	7,012	
Penn West Energy Trust	275,000	10,965	12,347	
Petrofund Energy Trust	196,670	2,302	5,261	
Peyto Energy Trust	175,202	2,423	4,149	
Precision Drilling Trust	210,400	7,739	7,806	
PrimeWest Energy Trust	135,725	3,015	4,547	
Progress Energy Trust	125,760	1,580	2,050	
Provident Energy Trust	318,701	3,087	4,347	
Shiningbank Energy Income Fund	114,667	1,769	2,431	
Trilogy Energy Trust	76,100	1,611	1,438	
Trinidad Energy Services Income Trust	137,387	2,344	2,440	
True Energy Trust	61,656	1,145	847	
Vermilion Energy Trust	106,945	1,526	3,695	
		102,522	163,300	64.9

The accompanying notes are an integral part of the financial statements.

Barclays Advantaged S&P/TSX Income Trust Index Fund — continued

Consolidated Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Financials				
Boardwalk REIT	86,778	1,270	2,226	
Calloway REIT	111,292	2,121	2,721	
Canadian Apartment Properties REIT	94,025	1,311	1,543	
Canadian REIT	96,340	1,134	2,322	
Chartwell Seniors Housing REIT	108,018	1,456	1,505	
Davis + Henderson Income Fund	73,647	1,041	1,304	
GMP Capital Trust	63,300	1,424	1,489	
H&R REIT	196,595	2,612	4,518	
InnVest REIT	91,753	931	1,123	
Legacy Hotels REIT	149,868	895	1,274	
Primaris Retail REIT	85,550	1,078	1,390	
Retirement Residences REIT	155,353	1,303	1,188	
RioCan REIT	331,514	4,050	7,174	
Summit REIT	114,973	1,460	2,943	
		22,086	32,720	13.0
Health Care				
CML Healthcare Income Fund	133,660	1,804	1,945	
		1,804	1,945	0.8
Industrials				
BFI Canada Income Fund	89,960	1,887	2,600	
Mullen Group Income Fund	102,600	3,358	2,965	
Newalta Income Fund	61,002	1,182	1,994	
Superior Plus Income Fund	143,444	3,082	1,578	
TransForce Income Fund	120,544	1,985	2,043	
Westshore Terminals, Inc.	117,979	1,652	1,260	
		13,146	12,440	4.9
Materials				
Fording Canadian Coal Trust	246,519	3,969	8,690	
Labrador Iron Ore Royalty Income Fund	53,653	1,511	1,279	
Timberwest Forest Corp.	129,980	1,531	1,864	
		7,011	11,833	4.7
Telecommunication Services				
Bell Nordiq Income Fund	54,852	711	1,005	
		711	1,005	0.4
Utilities				
Algonquin Power Income Fund	116,913	833	1,116	
Calpine Power Income Fund	103,559	889	1,010	
Energy Savings Income Fund	161,612	1,550	2,990	
EPCOR Power, LP	58,032	1,693	1,915	
Northland Power Income Fund	104,011	1,396	1,507	
Transalta Power, LP	126,136	1,252	1,101	
		7,613	9,639	3.8
Total canadian income trusts		170,713	251,434	99.9
Warrants				
Horizon North Logistics, Inc.	10,833	0	9	
Total warrants		0	9	0.0
Pledged Portfolio				
Canadian common stocks				
Energy				
Western Oil Sands, Inc. — Class A	651,389	9,152	20,154	
		9,152	20,154	8.0
Health Care				
Angiotech Pharmaceuticals, Inc.	539,652	9,535	7,026	
Patheon, Inc.	2,071,455	13,941	16,468	
		23,476	23,494	9.3
Industrials				
Westjet Airlines, Ltd.	794,409	9,159	8,723	
		9,159	8,723	3.5
Information Technology				
ATI Technologies, Inc.	1,046,641	9,545	16,977	
CGI Group, Inc. — Class A	1,163,863	9,148	8,100	
Cognos, Inc.	245,438	9,315	7,709	
Nortel Networks Corp.	3,798,606	13,941	9,421	
Research In Motion, Ltd.	756,950	9,315	58,891	
		51,264	101,098	40.2
Materials				
Glamis Gold, Ltd.	229,075	9,241	9,694	
Inco, Ltd.	355,884	9,315	26,157	
Kinross Gold Corp.	1,097,015	9,313	13,351	
		27,869	49,202	19.6
Total Canadian common stocks		120,920	202,671	80.5
Total investments		291,633	454,114	180.4
Other assets and liabilities			(202,455)	(80.4)
Net assets			251,659	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Advantaged Equal Weighted Income Fund*

Consolidated Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$290,992,021	$298,284,173
Cash	850,970	1,788,865
Deferred loan interest (note 6)	45,641	34,974
Interest receivable	6,075	—
Securities lending income receivable	7,838	10,871
Accounts receivable securities sold	763,580	3,675,666
Distributions receivable from underlying trust units	1,485,558	1,593,512
	294,151,683	305,388,061
Liabilities		
Payable to counterparty under forward agreement	116,055,217	121,477,782
Accounts payable securities purchased	972,638	2,661,196
Trustee fees payable	66,392	73,689
Forward agreement fees payable (note 3)	37,532	82,635
Forward agreement stock borrowing costs payable (note 3)	9,654	25,561
Service fees payable	114,054	132,422
Net unrealized loss on interest swap (note 6)	34,622	66,645
Other expenses payable	63,239	54,366
Loans (note 6)	18,600,000	18,600,000
Distributions payable	1,048,595	774,117
	137,001,943	143,948,413
Net asset value	$157,149,740	$161,439,648
Unitholders' equity		
Unit capital	$119,761,735	$120,756,610
Retained earnings	37,388,005	40,683,038
	$157,149,740	$161,439,648
Number of units issued and outstanding (note 8)	12,639,761	12,744,761
Net asset value per unit	$ 12.43	$ 12.67
Average cost of investments	$241,104,914	$241,885,208

Consolidated Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Distributions from underlying trust units	$ 6,348,364	$ 6,227,604
Interest income	35,385	15,294
Securities lending income	62,732	157,588
	6,446,481	6,400,486
Expenses		
Trustee fees	467,767	577,900
Forward agreement fees	439,321	542,193
Forward agreement stock borrowing costs	124,133	161,782
Service fees (note 10)	254,674	314,760
Audit fees	14,431	5,644
Legal fees	8,489	9,569
Interest expenses	378,379	270,348
Net realized loss on interest rate swap	122,285	207,189
Custody fees	3,614	5,074
Recordkeeping expenses	7,173	6,832
Other expenses	82,797	85,901
Unitholders communication costs	23,803	25,672
	1,926,866	2,212,864
Net investment income for the period	4,519,615	4,187,622
Gain (loss) on investments		
Net realized gain on sale of investments	5,828,061	8,499,603
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	10,667	(6,455)
Change in unrealized appreciation (depreciation) in value of investments	(6,654,756)	1,001,670
Net gain (loss) on investments	(816,028)	9,494,818
Increase in net assets from operations	$ 3,703,587	$ 13,682,440
Increase in net assets from operations per unit	$ 0.29	$ 0.81
Retained earnings		
Retained earnings — beginning period	$ 40,683,038	$ 35,594,545
Increase in net assets from operations	3,703,587	13,682,440
Distribution paid	(6,709,970)	(7,074,403)
Cost of units repurchased in excess of stated value	(288,650)	(23,030)
Retained earnings — end of period	$ 37,388,005	$ 42,179,552

* The value of the Barclays Advantaged Equal Weighted Income Fund is derived from the return of the index portfolio held by the Barclays Equal Weighted Income Fund.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$ 161,439,648	$ 194,897,938
Increase in net assets from operations	3,703,587	13,682,440
Capital transactions		
Redemption of units	(1,283,525)	(140,519)
Net capital transactions	(1,283,525)	(140,519)
Distributions (note 9)		
Return of capital	(6,709,970)	(7,074,403)
Total distributions	(6,709,970)	(7,074,403)
Increase (decrease) in net assets for the period	(4,289,908)	6,467,518
Net assets — end of period	$ 157,149,740	$ 201,365,456

Consolidated Statement of Cash Flow
For the six months ended June 30
(Unaudited)

	2006	2005
Cash provided by (used in)		
Operating		
Net investment gain for the period	$ 4,519,615	$ 4,187,622
Purchase of investment securities	(36,016,846)	(35,329,279)
Proceeds from disposition of investment securities	38,283,266	37,795,999
Decrease (increase) in amounts of deferred loan interest	(10,667)	6,455
Decrease in distribution payable	274,478	2,798
Decrease (increase) in other receivables	104,912	(156,571)
Decrease in other payables	(99,158)	(619)
Net cash provided by operating activities	7,055,600	6,506,405
Financing		
Unitholder redemptions	(1,283,525)	(140,519)
Distributions	(6,709,970)	(7,074,403)
Net cash used in financing activities	(7,993,495)	(7,214,922)
Decrease in cash during the period	$ (937,895)	$ (708,517)
Balance of cash beginning of period	$ 1,788,865	$ 2,178,005
Balance of cash end of period	$ 850,970	$ 1,469,488

Consolidated Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Managed Portfolio		(in $000s)	(in $000s)	%
Canadian income trusts				
Consumer Discretionary				
Cinram International Income Fund	91,000	2,643	2,375	
Consumers' Waterheater Income Fund (The)	167,123	2,280	2,276	
UE Waterheater Income Fund	168,940	2,173	2,441	
Yellow Pages Income Fund	150,200	1,741	2,418	
		8,837	9,510	6.1
Consumer Staples				
Connors Brothers Income Fund	223,321	3,129	2,591	
		3,129	2,591	1.6
Energy				
Advantage Energy Income Fund	121,294	2,151	2,364	
AltaGas Income Trust	84,705	1,655	2,456	
ARC Energy Trust	90,770	1,297	2,542	
Baytex Energy Trust	102,433	1,052	2,479	
Bonavista Energy Trust	71,388	1,367	2,499	
Canadian Oil Sands Trust	75,980	725	2,735	
Canetic Resources Trust	108,220	2,564	2,500	
CCS Income Trust	65,229	1,092	2,413	
Crescent Point Energy Trust	108,198	2,253	2,362	
Daylight Energy Trust	212,400	2,584	2,336	
Enerplus Resources Fund	40,263	1,485	2,537	
Esprit Energy Trust	208,974	2,629	2,426	
Fairborne Energy Trust	180,355	2,883	2,363	
Focus Energy Trust	107,480	1,665	2,542	
Fording Canadian Coal Trust	64,166	1,244	2,262	
Fort Chicago Energy Partners, LP	210,946	1,893	2,460	
Freehold Royalty Trust	125,386	2,384	2,633	
GMP Capital Trust	105,100	2,365	2,473	
Harvest Energy Trust	73,433	2,662	2,439	
Inter Pipeline Fund	249,163	1,553	2,469	
Keyera Facilities Income Fund	117,211	2,566	2,544	
NAL Oil & Gas Trust	124,065	1,039	2,481	
Paramount Energy Trust	131,684	2,877	2,436	
Pembina Pipeline Income Fund	147,370	1,819	2,395	
Pengrowth Energy Trust	99,128	1,504	2,582	
Penn West Energy Trust	59,300	2,400	2,663	
Petrofund Energy Trust	93,986	1,457	2,514	
Peyto Energy Trust	100,573	1,610	2,382	
Precision Drilling Trust	68,200	2,519	2,530	
PrimeWest Energy Trust	71,029	1,655	2,379	
Progress Energy Trust	151,434	2,236	2,468	
Provident Energy Trust	175,620	1,735	2,395	
Shiningbank Energy Income Fund	114,477	1,939	2,427	
Trilogy Energy Trust	126,800	2,941	2,397	
Trinidad Energy Services Income Trust	147,279	2,365	2,616	
True Energy Trust	167,672	3,205	2,304	
Vermilion Energy Trust	75,552	1,108	2,610	
		72,478	91,413	58.2

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost (in $000s)	Market value (in $000s)	Percentage of net assets %
Financials				
Boardwalk REIT	91,549	1,329	2,348	
Calloway REIT	100,016	1,662	2,445	
Canadian Apartment Properties REIT	153,438	2,089	2,518	
Canadian REIT	107,161	1,517	2,583	
Chartwell Seniors Housing REIT	170,116	2,218	2,370	
Davis + Henderson Income Fund	131,129	2,114	2,321	
H&R REIT	114,785	1,680	2,638	
InnVest REIT	202,716	2,077	2,481	
Legacy Hotels REIT	324,662	2,156	2,760	
Primaris Retail REIT	152,914	1,833	2,485	
Retirement Residences REIT	308,832	2,780	2,363	
RioCan REIT	115,709	1,610	2,504	
Summit REIT	101,396	1,482	2,596	
		24,547	32,412	20.6
Health Care				
CML Healthcare Income Fund	167,012	2,390	2,430	
		2,390	2,430	1.5
Industrials				
BFI Canada Income Fund	90,769	1,680	2,623	
Mullen Group Income Fund	82,600	2,548	2,387	
Newalta Income Fund	76,140	1,474	2,488	
Superior Plus Income Fund	203,029	3,871	2,233	
TransForce Income Fund	141,429	2,353	2,397	
Westshore Terminals, Inc.	221,483	2,832	2,365	
		14,758	14,493	9.2
Materials				
Labrador Iron Ore Royalty Income Fund	100,314	2,643	2,391	
Timberwest Forest Corp.	169,661	2,090	2,433	
		4,733	4,824	3.1
Telecommunication Services				
Bell Nordiq Income Fund	139,959	1,900	2,565	
		1,900	2,565	1.6
Utilities				
Algonquin Power Income Fund	249,231	2,104	2,380	
Calpine Power Income Fund	254,023	2,209	2,477	
Energy Savings Income Fund	142,448	1,814	2,635	
EPCOR Power, LP	71,180	2,329	2,349	
Northland Power Income Fund	164,522	2,215	2,384	
Transalta Power, LP	281,915	2,750	2,461	
		13,421	14,686	9.3
Total Canadian income trusts		146,193	174,924	111.3
Warrants				
Horizon North Logistics, Inc.	15,653	0	13	
Total warrants		0	13	0.0
Pledged Portfolio				
Canadian common stocks				
Energy				
Western Oil Sands, Inc. — Class A	489,497	6,917	15,145	
		6,917	15,145	9.6
Health Care				
Angiotech Pharmaceuticals, Inc.	394,202	6,934	5,132	
Patheon, Inc.	1,534,784	10,697	12,201	
		17,631	17,333	11.0
Industrials				
Westjet Airlines, Ltd.	538,854	6,197	5,917	
		6,197	5,917	3.8
Information Technology				
ATI Technologies, Inc.	389,322	8,069	6,315	
CGI Group, Inc. — Class A	887,870	6,917	6,180	
Cognos, Inc.	173,112	7,935	5,437	
Nortel Networks Corp.	2,914,835	10,698	7,229	
Research In Motion, Ltd.	277,065	7,935	21,556	
		41,554	46,717	29.7
Materials				
Glamis Gold, Ltd.	168,263	6,783	7,121	
Inco, Ltd.	197,041	7,895	14,482	
Kinross Gold Corp.	767,448	7,935	9,340	
		22,613	30,943	19.7
Total Canadian common stocks		94,912	116,055	73.8
Total investments		241,105	290,992	185.2
Other assets and liabilities			(133,842)	(85.2)
Net assets			157,150	100.0

The accompanying notes are an integral part of the financial statements.

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Barclays Advantaged Corporate Bond Fund*

Consolidated Statement of Financial Position
As at June 30, 2006 and December 31, 2005
(Unaudited)

	2006	2005
Assets		
Investments — at market value	$141,183,983	$147,852,903
Cash	1,723,236	1,172,162
Net unrealized gain on forward currency contracts (note 4)	2,944,315	3,670,382
Deferred loan interest (note 6)	75,953	62,279
Interest receivable	559,057	527,568
Dividend receivable	214,249	213,199
Accounts receivable securities sold	505,675	—
	147,206,468	153,498,493
Liabilities		
Payable to counterparty under forward agreement	65,036,232	67,481,840
Accounts payable securities purchased	505,675	—
Trustee fees payable	20,837	23,434
Forward agreement fees payable (note 3)	15,968	34,866
Forward agreement stock borrowing costs payable (note 3)	7,185	13,085
Service fees payable	36,213	38,367
Net unrealized loss on interest swap (note 6)	6,809	17,823
Other expenses payable	31,012	46,848
Loans (note 6)	11,400,000	11,400,000
Units redeemed payable	—	606,251
Distributions payable	436,082	330,347
	77,496,013	79,992,861
Net asset value	$ 69,710,455	$ 73,505,632
Unitholders' equity		
Share capital	$ 77,550,307	$ 77,550,307
Contributed surplus	61,247	61,247
Retained deficit	(7,901,099)	(4,105,922)
	$ 69,710,455	$ 73,505,632
Number of units issued and outstanding (note 8)	8,184,729	8,184,729
Net asset value per unit	$ 8.52	$ 8.98
Average cost of investments	$153,620,405	$154,117,684

Consolidated Statement of Operations
For the six months ended June 30
(Unaudited)

	2006	2005
Revenue		
Interest income	$ 2,401,062	$ 3,490,682
Net gain from forward currency contracts	4,215,240	291,241
	6,616,302	3,781,923
Expenses		
Trustee fees	132,481	195,919
Forward agreement fees	197,091	293,323
Forward agreement stock borrowing costs	68,983	93,848
Service fees (note 10)	76,249	113,538
Audit fees	14,385	5,647
Legal fees	3,812	5,552
Interest expenses	232,599	166,143
Net realized loss on interest rate swap	73,631	122,153
Custody fees	1,791	2,732
Recordkeeping expenses	6,634	6,524
Other expenses	54,439	55,713
Unitholders communication costs	12,397	16,219
	874,492	1,077,311
Net investment income for the period	5,741,810	2,704,612
Gain (loss) on investments		
Net realized loss on sale of investments	(509,992)	(1,794,269)
Change in unrealized appreciation (depreciation) in value of forward currency contracts	(726,067)	134,144
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	13,674	(2,344)
Change in unrealized appreciation (depreciation) in value of investments	(6,325,561)	2,851,821
Net gain (loss) on investments	(7,547,946)	1,189,352
Increase (decrease) in net assets from operations	$(1,806,136)	$ 3,893,964
Increase (decrease) in net assets from operations per unit	$ (0.22)	$ 0.34
Retained deficit		
Retained deficit — beginning period	$(4,105,922)	$(2,343,837)
Increase (decrease) in net assets from operations	(1,806,136)	3,893,964
Distribution paid	(1,989,041)	(2,767,108)
Retained deficit — end of period	$(7,901,099)	$(1,216,981)

* The value of the Barclays Advantaged Corporate Bond Fund is derived from the return of the index portfolio held by the Barclays Corporate Bond Fund.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited

Rajiv Silgardo
Director

William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Changes in Net Assets
For the six months ended June 30
(Unaudited)

	2006	2005
Net assets — beginning of period	$73,505,632	$106,879,603
Increase (decrease) in net assets from operations	(1,806,136)	3,893,964
Capital transactions		
Proceeds from issue of units	—	148,685
Net capital transactions	—	148,685
Distributions (note 9)		
Return of capital	(1,989,041)	(2,767,108)
Total distributions	(1,989,041)	(2,767,108)
Increase (decrease) in net assets for the period	(3,795,177)	1,275,541
Net assets — end of period	$69,710,455	$108,155,144

Consolidated Statement of Cash Flow
For the six months ended June 30
(Unaudited)

	2006	2005
Cash provided by (used in)		
Operating		
Net investment income for the period	$ 5,741,810	$ 2,704,612
Purchase of investments securities	(11,703,848)	(34,094,032)
Proceeds from disposition of investment securities	9,094,267	34,647,447
Decrease (increase) in amounts of deferred loan interest	(13,674)	2,344
Increase in distribution payable	105,735	640
Increase in other receivables	(32,539)	(331,324)
Decrease in other payables	(651,636)	(31,855)
Net cash provided by operating activities	2,540,115	2,897,832
Financing		
Proceeds from units issued	—	148,685
Distributions	(1,989,041)	(2,767,108)
Net cash used in financing activities	(1,989,041)	(2,618,423)
Increase in cash during the period	$ 551,074	$ 279,409
Balance of cash beginning of period	$ 1,172,162	$ 870,482
Balance of cash end of period	$ 1,723,236	$ 1,149,891

Consolidated Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
Managed Portfolio		(in $000s)	(in $000s)	%
Exchange Traded Fund				
iShares GS $ Investop Corporate Bond Fund	460,672	67,104	52,400	
Total exchange traded fund		67,104	52,400	75.2
U.S. High Yield Corporate Bonds				
AES Corp. (The), Senior Secured Note 8.75% May 15, 2013	405	598	483	
Allied Waste North America, Senior Note 7.25% March 15, 2015	450	520	479	
American Cellular Corp., Series B, Senior Note 10.00% August 01, 2011	425	540	501	
American Tower Corp., Senior Note 7.13% October 15, 2012	450	583	513	
Arch Western Finance LLC, Guaranteed Senior Note 6.75% July 01, 2013	450	602	483	
Cablevision Systems Corp., Series B, Senior Note 8.00% April 15, 2012	500	642	550	
Case New Holland, Inc., Senior Note 9.25% August 01, 2011	415	528	488	
CCH II LLC/CCH II CAP CO 10.25% September 15, 2010	450	515	504	
Chesapeake Energy Corp., Senior Note 6.50% August 15, 2017	400	470	411	
Citizens Communications Co., Senior Note 6.25% January 15, 2013	450	528	474	
Crown Americas, Inc., Guaranteed Senior Note 7.75% November 15, 2015	450	535	493	
DaVita, Inc., Senior Subordinated Note 7.25% March 15, 2015	405	483	435	
DirecTV Holdings LLC, Senior Note 6.38% June 15, 2015	450	538	466	
Dynegy Holdings, Inc., Senior Note, 144A 8.38% May 01, 2016	450	504	495	
Echostar DBS Corp., Senior Note 7.13% February 01, 2016	425	479	456	
El Paso Production Holding Co., Senior Note 7.75% June 01, 2013	450	558	509	

The accompanying notes are an integral part of the financial statements.

Barclays Advantaged Corporate Bond Fund — continued

Consolidated Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Equistar Chemicals, LP/Equistar Funding Corp., Senior Note 10.63% May 01, 2011	405	551	484	
Ford Motor Credit Co., Note 7.25% October 25, 2011	450	470	444	
General Motors Acceptance Corp., Global Note 6.75% December 01, 2014	450	456	464	
Goodyear Tire & Rubber Co. (The), Senior Note 9.00% July 01, 2015	405	506	429	
HCA, Inc., Note 6.50% February 15, 2016	425	483	439	
Hertz Corp., Senior Note 8.88% January 01, 2014	450	532	516	
Host Marriott, LP REIT, Senior Note, 144A 6.75% June 01, 2016	450	500	478	
KB Home, Senior Note 6.25% June 15, 2015	425	474	423	
L-3 Communications Corp., Senior Subordinated Note 5.88% January 15, 2015	450	498	468	
Level 3 Communications, Inc., Senior Note 11.50% March 01, 2010	450	472	500	
Liberty Media Corp., Senior Note 5.70% May 15, 2013	425	455	437	
Massey Energy Co., Senior Note 6.88% December 15, 2013	450	516	468	
MGM Mirage, Senior Note 6.63% July 15, 2015	450	514	469	
Nalco Co., Senior Subordinated Note 8.88% November 15, 2013	410	528	464	
Nortek, Inc., Senior Subordinated Note 8.50% September 01, 2014	405	556	430	
NRG Energy, Inc., Senior Note 7.38% February 01, 2016	425	499	461	
Omnicare, Inc., Senior Subordinated Note 6.88% December 15, 2015	425	496	454	
PanAmSat Corp., Senior Note 9.00% August 15, 2014	408	544	465	
Qwest Corp., Note 8.88% March 15, 2012	450	582	533	
Reliant Energy, Inc., Senior Secured Note 6.75% December 15, 2014	405	487	417	
RH Donnelley Corp., Note 8.88% January 15, 2016	500	591	567	
Select Medical Corp., Senior Subordinated Note 7.63% February 01, 2015	450	489	449	
Six Flags, Inc., Senior Note 9.63% June 01, 2014	410	493	417	
Smithfield Foods, Inc., Senior Note 7.00% August 01, 2011	450	536	488	
Starwood Hotels & Resorts Worldwide, Inc., Senior Note 7.88% May 01, 2012	405	560	497	
Station Casinos, Inc., Senior Note 6.00% April 01, 2012	450	584	474	
Sungard Data Systems, Inc., Senior Note 9.13% August 15, 2013	415	518	483	
Tenet Healthcare Corp., Senior Note 9.88% July 01, 2014	405	554	450	
TRW Automotive, Inc., Senior Note 9.38% February 15, 2013	410	547	487	
TXU Corp., Series P, Senior Note 5.55% November 15, 2014	450	512	455	
United Rentals North America, Inc., Senior Note 6.50% February 15, 2012	450	570	474	
Warner Chilcott Corp., Senior Subordinated Note 8.75% February 01, 2015	500	543	559	
Williams Cos., Inc. (The), Note 6.38% October 01, 2010	425	501	465	
Xerox Corp., Senior Note 6.88% August 15, 2011	450	586	500	
Total U.S. high yield corporate bonds		26,326	23,748	34.1
Pledged Portfolio				
Canadian common stocks				
Energy				
Western Oil Sands, Inc. — Class A	299,015	4,225	9,251	
		4,225	9,251	13.3
Health Care				
Angiotech Pharmaceuticals, Inc.	231,354	4,069	3,012	
Patheon, Inc.	920,453	6,416	7,318	
		10,485	10,330	14.8
Industrials				
Westjet Airlines, Ltd.	284,478	3,272	3,124	
		3,272	3,124	4.5

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Portfolio Investments
As at June 30, 2006
(Unaudited)

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Information Technology				
ATI Technologies, Inc. ..	256,470	5,574	4,160	
CGI Group, Inc. — Class A	542,371	4,225	3,775	
Cognos, Inc.	131,502	5,503	4,130	
Nortel Networks Corp. ..	1,748,112	6,416	4,335	
Research In Motion, Ltd.	89,301	5,503	6,948	
		27,221	23,348	33.5
Materials				
Glamis Gold, Ltd.	98,751	3,981	4,179	
Inco, Ltd.	109,334	5,503	8,036	
Kinross Gold Corp.	556,110	5,503	6,768	
		14,987	18,983	27.2
Total Canadian common stocks		60,190	65,036	93.3
Total investments		153,620	141,184	202.5
Other assets and liabilities			(71,474)	(102.5)
Net assets			69,710	100.0

Forward currency contracts held by the Fund as at June 30, 2006 are shown in Note 5.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
June 30, 2006
(Unaudited)

1. The BARCLAYSfunds

The following Barclays Funds (the "Funds") are investment trusts established under the laws of Ontario by declarations of trust on the dates as noted below:

Fund Name	Short Name	Formation Date	Commencement Date	Termination Date
Dual Structure Funds				
Barclays Advantaged S&P/TSX Income Trust Index Fund	Advantaged Fund	28-Apr-03	14-May-03	15-Dec-10
Barclays Canada S&P/TSX Institutional Index Fund..........	Index Fund	28-Apr-03	14-May-03	N/A
Barclays Advantaged Equal Weighted Income Fund	Advantaged Equal Weighted Fund	26-Sep-03	16-Oct-03	15-Nov-10
Barclays Equal Weighted Income Fund	Equal Weighted Income Fund	26-Sep-03	16-Oct-03	N/A
Barclays Advantaged Corporate Bond Fund	Advantaged Corporate Bond Fund	29-Jan-04	18-Feb-04	15-Mar-14
Barclays Corporate Bond Fund	Corporate Bond Fund	29-Jan-04	18-Feb-04	N/A
Single Structure Fund				
Barclays Top 100 Equal Weighted Income Fund	Top 100 Equal Weighted Fund	28-Oct-04	17-Nov-04	30-Nov-14
Split Trust				
Barclays Income + Growth Split Trust	Split Trust Fund	29-Mar-04	16-Apr-04	31-May-09

The information provided in the financial statements and notes thereto is as at and for the six months ended June 30, 2006. The comparative information provided is as at December 31, 2005 and for the six months ended June 30, 2005.

Barclays Global Investors Canada Limited (Barclays Canada), which acts as the trustee of the Funds, is responsible for the day-to-day administration.

The units of Advantaged Fund (BAI.UN), Advantaged Equal Weighted Fund (BAE.UN), Advantaged Corporate Bond Fund (BAC.UN), Top 100 Equal Weighted Fund (BTH.UN), Split Trust Fund Capital Units (BDS.UN) and Split Trust Fund Preferred Securities (BDS.PR.A) are listed on the Toronto Stock Exchange.

Dual Structure Funds

The Advantaged Fund, Advantaged Equal Weighted Fund and Advantaged Corporate Bond Fund are dual structure Funds. The dual structure is created by a forward agreement in each of the Advantaged Fund, Advantaged Equal Weighted Fund and the Advantaged Corporate Bond Fund, providing the holders of each of these Funds with the returns of the Index Fund, Equal Weighted Income Fund and Corporate Bond Fund respectively.

Split Trust Fund

The beneficial interest in the net assets and net income of the Split Trust Fund is divided into trust units of equal value called "Capital Units". The Split Trust Fund has also issued "Preferred Securities" pursuant to a

trust indenture between the Split Trust Fund and Computershare Investor Services Inc. Canada as indenture trustee.

Termination of Funds

Each Fund will terminate on its termination date unless terminated earlier in accordance with the terms of its declaration of trust or unless holders determine to terminate the Fund prior to the termination date or to continue beyond the termination date by extraordinary resolution at a meeting called for such purpose.

Upon termination, and after paying or making adequate provision for all of the Fund's liabilities, the Fund will distribute its net assets to unit holders, on a pro rata basis, as soon as practicable after the termination date.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles; include estimates and assumptions by the trustee that may affect the reported amounts of assets, liabilities, income and expenses during the reporting period. The following is a summary of significant accounting policies followed by the Funds:

Valuation of Investments

Securities listed on an exchange are valued at the closing prices of the exchange. Fixed income securities are valued based upon price quotes by a dealer, independent of Barclays Canada. Short-term instruments are valued at market. The difference between the market value and the cost of short-term investments, excluding any foreign exchange gain (loss), is reported as interest income.

The Forward Agreements (note 4) are valued at amounts equal to the gains or losses that would be realized if the positions were to be closed out in accordance with their terms, in which case the fair values would be based on the current market values of the underlying interests. On cash settlement, the fair value of each of the Forward Agreements would equal the difference between the market value of each of the Common Share Portfolios (note 4) in the Advantaged Fund, the Advantaged Equal Weighted Fund and the Advantaged Corporate Bond Fund and the net asset value of the Index Fund, the Equal Weighted Income Fund and the Corporate Bond Fund respectively.

Preferred Securities

The Preferred Securities in the Split Trust Fund are classified as liabilities and payments to Preferred Securities holders are in the form of interest.

Investment Transactions and Income Recognition

Investment transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are calculated on an average cost basis. Interest is recognized as revenue on an accrual basis. Dividend income and distributions from the underlying income trusts are recorded on the ex-dividend date.

Forward Currency Contracts

The Barclays Corporate Bond Fund enters into forward currency contracts to hedge U.S. dollar currency exposure for at least 90% of its portfolio. A forward currency contract is an obligation to purchase or sell a currency against another currency, at a future date and price, which has been agreed upon by the two parties (the Fund and the Counterparty). The contract is traded over the counter and not on an organized commodities or securities exchange. The forward currency contracts are valued using the relevant exchange rates of the underlying currency present valued to account for future settlement dates and any gains or losses

recorded for financial statement purposes as unrealized gains or losses until the contract settlement date. When the contracts are closed or delivered, gains and losses are recognized as investment income.

Interest Rate Swap

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund are permitted to engage in interest rate swap contracts with approved counterparties to hedge interest rate exposure to their loans. An interest rate swap is an agreement between two parties which involves the exchange of a floating rate and fixed rate interest payments for a specified period of time. The differential to be paid or received periodically on the swap contract is recognized as a realized gain or loss on the Statement of Operations. Swap contracts are stated at fair value. Unrealized gains are reported as an asset and unrealized losses are reported as a liability in the Statement of Financial Position. The Funds may be exposed to credit loss in the event of non-performance by the other party to the interest rate swap. The Funds manage these credit risks by engaging in contracts only with approved counterparties.

Securities Lending Income

The Funds, through their trustee and manager, can lend securities to investment dealers and banks on a collateralized basis. Securities lending income is recognized on an accrual basis.

Translation of Foreign Currency

Foreign currency amounts are expressed in Canadian dollars as follows:

- Market value of investments and other assets at the rate of exchange on each valuation date; and
- Purchase and sale of investments, investment income and expenses at the rate of exchange prevailing on the respective trade dates of such transactions.

Income Taxes

The Funds are subject to applicable federal and provincial taxes on the amount of their net income for tax purposes for the year, including net realized taxable capital gains, to the extent such net income for tax purposes has not been paid or made payable to unit holders in the year. In accordance with the Funds' declarations of trust, the Funds pay to unit holders sufficient income and net taxable capital gains so that they will not be subject to income taxes. As a result, no provision for income taxes has been made in these financial statements.

The Advantaged Fund, the Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Split Trust, and the Top 100 Equal Weighted Fund qualify as mutual fund trusts, and the Index Fund, the Equal Weighted Income Fund, and the Corporate Bond Fund qualify as unit trusts under the Income Tax Act (Canada) (the "Act"). These Funds are not taxed on that portion of taxable income that is paid to or allocated to unitholders. The Advantaged Fund, the Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Split Trust Fund and the Top 100 Equal Weighted Fund have elected December 15 as the taxation year-end as allowed by the Act.

Net income is paid to unitholders as specified in the Funds' declarations of trust.

Increase (Decrease) in Net Assets from Operations

Increase (decrease) in net assets from operations per unit is based on the increase (decrease) in net assets from operations divided by the average number of units outstanding during the period.

Issue Expenses

Issue expenses (note 3) are expensed on the commencement date of each Fund.

Implementation of National Instrument 81-106

The Canadian Securities Administrators ("CSA") issued National Instrument 81-106 ("NI 81-106") on June 1, 2005 which establishes a nationally harmonized set of continuous disclosure standards for investments funds. NI 81-106 applies to the financial statements of all investment funds for fiscal years ended on or after June 30, 2005.

NI 81-106 impacts the disclosure of an investment fund's financial statements, and accordingly, has no impact on the valuation of a fund. In addition, a discussion of the fund's position and financial results as well as financial highlights, including certain performance measurements, are disclosed in a new report, Management Report of Fund Performance.

Principles of Consolidation

The Advantaged Fund, Advantaged Equal Weighted Fund and Advantaged Corporate Bond Fund (the "Top Funds") have adopted the provision of Accounting Guideline 15 ("AcG-15") issued by Canadian Institute of Chartered Accountants. The unaudited interim financial statements include the consolidated financial statement of accounts of the Top Funds, Index Fund, Equal Weighted Fund, and Corporate Bond Fund. These financial statements have been consolidated for financial reporting purposes by virtue of the fact that the activities of the Index Fund, Equal Weighted Fund and the Corporate Bond Fund are considered to be an extension of the operations of the Top Funds and as such, form an integral part of the business activities of the Top Funds.

Although not sharing common ownership, the Index Fund, Equal Weighted Fund and Corporate Bond Fund may be subject to common influence over the management of their individual respective operations.

3. Expenses

Trustee Fees

In compensation for its services as trustee of the Funds, Barclays Canada is entitled to receive fees, computed and accrued daily, at the following annual percentages of net asset value, and paid monthly in arrears plus applicable taxes:

Fund	
Advantaged Fund	0.15%
Advantaged Equal Weighted Fund	0.40%
Advantage Corporate Bond Fund	0.26%
Index Fund	0.40%
Equal Weighted Income Fund	0.15%
Corporate Bond Fund	0.19%
Split Trust Fund	0.45%
Top 100 Equal Weighted Fund	0.45%

Service Fees

The Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Split Trust Fund Capital Units, and the Top 100 Equal Weighted Fund will pay to Barclays Canada a service fee, computed and accrued daily, at 0.30%, 0.20%, 0.30%, and 0.30% per annum, respectively, of the net asset value of the Fund. The service fee

will be applied by Barclays Canada to dealers based on the number of units held by such dealers at the end of each quarter.

Forward Agreement Fees and Forward Agreement Stock Borrowing Cost

Under the Forward Agreement (note 4), the Advantaged Fund, Advantaged Equal Weighted Fund and Advantaged Corporate Bond Fund pay a fee to the Counterparties, calculated daily and payable monthly, of approximately 0.55% per annum of the notional amount of the Forward Agreement, plus reimbursement for the Forward Agreement stock borrowing costs incurred by dealers consistent with the Forward Agreement, which may vary based on the value of the Common Share Portfolios, calculated and payable monthly in arrears.

Issue Expenses

Each Fund's offering expenses, such as cost of creating and organizing the trust, cost of printing and preparing the prospectus, legal expenses, marketing and advertising expenses and other reasonable out-of-pocket expenses incurred by the distributing agents and other incidental expenses, are paid out of the gross proceeds of the Fund's offering.

4. **Forward Agreements**

To provide the Advantaged Fund with the means to meet its investment objectives, the Advantaged Fund invested the net proceeds of its initial public offering in a portfolio of common shares of Canadian public companies (the "Common Share Portfolio") and entered into a forward purchase and sale agreement (the "Forward Agreement") with the Bank of Montreal (the "Counterparty"). The Counterparty has agreed to pay to the Advantaged Fund on or about the termination date as the purchase price for the Common Share Portfolio an amount equal to 100% of the redemption proceeds of a corresponding number of units of the Index Fund. The Advantaged Fund will partially settle the Forward Agreement prior to the termination date in order to fund monthly distributions, redemptions of units by unitholders from time to time and expenses of the Advantaged Fund.

The values of the Common Share Portfolios and their affiliated Funds are as follows at June 30, 2006:

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Fund	15-Dec-10	$202,670,987	—	—
Index Fund	—	—	$253,358,031	—
		$202,670,987	$253,358,031	$50,687,044

The Advantaged Equal Weighted Fund has also invested its net proceeds of the initial public offering in a Common Share Portfolio and entered into forward purchase and sale agreements, with similar terms, with the Bank of Montreal, the Canadian Imperial Bank of Commerce and the Royal Bank of Canada as Counterparties.

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Equal Weighted Fund	15-Nov-10	$116,055,217	—	—
Equal Weighted Fund	—	—	$158,221,247	—
		$116,055,217	$158,221,247	$42,166,030

The Advantaged Corporate Bond Fund has also invested the net proceeds of its initial public offering in Common Share Portfolios and entered into forward purchase and sale agreement, with similar terms, with the

Bank of Montreal, the Canadian Imperial Bank of Commerce and the Royal Bank of Canada as Counterparties.

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Corporate Bond Fund	15-Mar-14	$65,036,232	—	—
Corporate Bond Fund	—	—	$70,195,876	—
		$65,036,232	$70,195,876	$5,159,644

Counterparties	Credit Rating*
Bank of Montreal	Aa3
Canadian Imperial Bank of Commerce	Aa3
Royal Bank of Canada	Aa2

* Source: Moody's Investors Services, Inc

5. Forward Currency Contracts

The following forward currency contracts were held by the Barclays Corporate Bond Fund at June 30, 2006:

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Buy	58,042,000	USD	Aa2	07/06/06	64,187,778	64,546,434	358,656
Sell	333,000	USD	Aa2	07/06/06	(374,763)	(370,322)	4,441
Sell	55,909,000	USD	Aa2	07/06/06	(61,787,273)	(62,174,372)	(387,099)
Sell	1,800,000	USD	Aa2	07/06/06	(1,996,515)	(2,001,719)	(5,204)
Buy	106,000	USD	Aa2	07/14/06	129,765	117,872	(11,893)
Buy	333,000	USD	Aa2	07/14/06	370,349	370,235	(114)
Sell	439,000	USD	Aa2	07/14/06	(584,375)	(488,242)	96,133
Sell	333,000	USD	Aa2	08/03/06	(370,126)	(370,025)	101
Sell	58,042,000	USD	Aa2	08/03/06	(64,137,861)	(64,494,119)	(356,258)
Buy	106,000	USD	Aa2	08/14/06	129,659	117,809	(11,850)
Sell	439,000	USD	Aa2	08/14/06	(584,419)	(488,155)	96,264
Buy	157,000	USD	Aa2	09/14/06	191,870	174,385	(17,485)
Sell	439,000	USD	Aa2	09/14/06	(584,507)	(488,042)	96,465
Sell	51,000	USD	Aa2	09/14/06	(68,294)	(56,700)	11,594
Buy	106,000	USD	Aa2	10/13/06	129,437	117,679	(11,758)
Sell	439,000	USD	Aa2	10/13/06	(584,550)	(487,977)	96,573
Buy	106,000	USD	Aa2	11/14/06	129,320	117,622	(11,698)
Sell	439,000	USD	Aa2	11/14/06	(584,594)	(487,940)	96,654
Buy	157,000	USD	Aa2	12/14/06	191,383	174,136	(17,247)
Sell	439,000	USD	Aa2	12/14/06	(584,682)	(487,915)	96,767
Sell	51,000	USD	Aa2	12/14/06	(68,371)	(56,692)	11,679
Buy	106,000	USD	Aa2	01/12/07	129,113	117,519	(11,594)
Sell	439,000	USD	Aa2	01/12/07	(584,726)	(487,893)	96,833
Buy	106,000	USD	Aa2	02/14/07	128,997	117,461	(11,536)
Sell	439,000	USD	Aa2	02/14/07	(584,770)	(487,873)	96,897
Buy	157,000	USD	Aa2	03/14/07	190,904	173,903	(17,001)
Sell	439,000	USD	Aa2	03/14/07	(584,902)	(487,864)	97,038
Sell	51,000	USD	Aa2	03/14/07	(68,442)	(56,692)	11,750
Buy	106,000	USD	Aa2	04/13/07	128,785	117,364	(11,421)
Sell	439,000	USD	Aa2	04/13/07	(585,033)	(487,875)	97,158
Buy	106,000	USD	Aa2	05/14/07	128,679	117,326	(11,353)
Sell	439,000	USD	Aa2	05/14/07	(585,165)	(487,939)	97,226

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Buy	157,000	USD	Aa2	06/14/07	190,433	173,718	(16,715)
Sell	439,000	USD	Aa2	06/14/07	(585,297)	(488,008)	97,289
Sell	51,000	USD	Aa2	06/14/07	(68,493)	(56,715)	11,778
Buy	106,000	USD	Aa2	07/13/07	128,467	117,256	(11,211)
Sell	439,000	USD	Aa2	07/13/07	(585,428)	(488,093)	97,335
Buy	106,000	USD	Aa2	08/14/07	128,371	117,234	(11,137)
Sell	439,000	USD	Aa2	08/14/07	(585,560)	(488,237)	97,323
Buy	157,000	USD	Aa2	09/14/07	190,025	173,610	(16,415)
Sell	439,000	USD	Aa2	09/14/07	(585,692)	(488,380)	97,312
Sell	51,000	USD	Aa2	09/14/07	(68,544)	(56,764)	11,780
Buy	106,000	USD	Aa2	10/12/07	128,234	117,195	(11,039)
Sell	439,000	USD	Aa2	10/12/07	(585,780)	(488,500)	97,280
Buy	106,000	USD	Aa2	11/14/07	128,149	117,164	(10,985)
Sell	439,000	USD	Aa2	11/14/07	(585,911)	(488,620)	97,291
Buy	157,000	USD	Aa2	12/14/07	189,695	173,494	(16,201)
Sell	439,000	USD	Aa2	12/14/07	(586,087)	(488,734)	97,353
Sell	51,000	USD	Aa2	12/14/07	(68,595)	(56,810)	11,785
Buy	106,000	USD	Aa2	01/14/08	128,000	117,106	(10,894)
Sell	439,000	USD	Aa2	01/14/08	(586,219)	(488,845)	97,374
Buy	106,000	USD	Aa2	02/14/08	127,926	117,070	(10,856)
Sell	439,000	USD	Aa2	02/14/08	(586,350)	(488,939)	97,411
Buy	157,000	USD	Aa2	03/14/08	189,366	173,347	(16,019)
Sell	439,000	USD	Aa2	03/14/08	(586,526)	(489,033)	97,493
Sell	51,000	USD	Aa2	03/14/08	(68,646)	(56,852)	11,794
Buy	106,000	USD	Aa2	04/14/08	127,778	117,003	(10,775)
Sell	439,000	USD	Aa2	04/14/08	(586,702)	(489,136)	97,566
Buy	106,000	USD	Aa2	05/14/08	127,704	116,968	(10,736)
Sell	439,000	USD	Aa2	05/14/08	(586,877)	(489,239)	97,638
Buy	157,000	USD	Aa2	06/13/08	189,036	173,194	(15,842)
Sell	439,000	USD	Aa2	06/13/08	(587,053)	(489,345)	97,708
Sell	51,000	USD	Aa2	06/13/08	(68,717)	(56,894)	11,823
Buy	106,000	USD	Aa2	07/14/08	127,545	116,897	(10,648)
Sell	439,000	USD	Aa2	07/14/08	(587,272)	(489,461)	97,811
Buy	106,000	USD	Aa2	08/14/08	127,481	116,863	(10,618)
Sell	439,000	USD	Aa2	08/14/08	(587,448)	(489,574)	97,874
Buy	157,000	USD	Aa2	09/12/08	188,737	173,042	(15,695)
Sell	439,000	USD	Aa2	09/12/08	(587,623)	(489,685)	97,938
Sell	51,000	USD	Aa2	09/12/08	(68,789)	(56,939)	11,850
Buy	106,000	USD	Aa2	10/14/08	127,364	116,796	(10,568)
Sell	439,000	USD	Aa2	10/14/08	(587,755)	(489,804)	97,951
Buy	106,000	USD	Aa2	11/14/08	127,311	116,762	(10,549)
Sell	439,000	USD	Aa2	11/14/08	(587,975)	(489,932)	98,043
Buy	157,000	USD	Aa2	12/12/08	188,486	172,895	(15,591)
Sell	439,000	USD	Aa2	12/12/08	(588,107)	(490,044)	98,063
Sell	51,000	USD	Aa2	12/12/08	(68,855)	(56,987)	11,868
Buy	106,000	USD	Aa2	01/14/09	127,195	116,696	(10,499)
Sell	439,000	USD	Aa2	01/14/09	(588,326)	(490,185)	98,141
Buy	124,000	USD	Aa2	02/13/09	148,719	136,474	(12,245)
Sell	457,000	USD	Aa2	02/13/09	(634,636)	(512,958)	121,678
Buy	122,000	USD	Aa2	03/13/09	146,260	134,237	(12,023)
Sell	455,000	USD	Aa2	03/13/09	(629,129)	(510,568)	118,561
Buy	123,000	USD	Aa2	04/14/09	147,397	135,299	(12,098)
Sell	456,000	USD	Aa2	04/14/09	(623,831)	(511,069)	112,762
Buy	157,000	USD	Aa2	05/14/09	188,047	172,650	(15,397)
Sell	490,000	USD	Aa2	05/14/09	(593,145)	(539,632)	53,513
Buy	106,000	USD	Aa2	06/12/09	126,909	116,535	(10,374)
Sell	439,000	USD	Aa2	06/12/09	(539,268)	(484,402)	54,866

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Buy	106,000	USD	Aa2	07/14/09	126,856	116,504	(10,352)
Sell	439,000	USD	Aa2	07/14/09	(563,193)	(487,531)	75,662
Buy	106,000	USD	Aa2	08/14/09	126,803	116,476	(10,327)
Sell	439,000	USD	Aa2	08/14/09	(531,541)	(483,258)	48,283
Buy	157,000	USD	Aa2	09/14/09	187,733	172,475	(15,258)
Sell	490,000	USD	Aa2	09/14/09	(593,880)	(539,412)	54,468
Sell	333,000	USD	Aa2	10/14/09	(387,762)	(364,266)	23,496
Buy	106,000	USD	Aa2	11/13/09	126,697	116,401	(10,296)
Sell	439,000	USD	Aa2	11/13/09	(520,215)	(481,416)	38,799
					(82,655,832)	(79,711,517)	2,944,315

6. Borrowings and Related Interest Rate Swap

Credit Facility

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund have entered into borrowing arrangements with 364 days revolving credit facilities with the Royal Bank of Canada. It is the intention of BGI to renew each of the revolving credit facilities, to the termination dates of each of the Advantaged Equal Weighted Fund, Advantage Corporate Bond Fund and the Top 100 Equal Weighted Fund respectively. Under the terms of the credit facilities, each respective Fund pays a floating rate of interest.

The credit facilities are collateralized by all of the assets of each of the Funds respectively.

Interest Rate Swap

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund have also entered into interest rate swap agreements which settle on or around the termination dates of each of the Funds, as described below, with the Royal Bank of Canada. Under the terms of the agreements, the Funds receive a floating rate of interest and pay a fixed rate of interest based upon the notional amounts set forth below. The notional amounts, described below, represents 100% of the total loans outstanding throughout the period.

Fund	Counterparty*	Termination Date	Notional Amount	Fixed Rate	Floating Rate	Unrealized Loss on Interest Rate Swap
Equal Weighted Income Fund	Royal Bank	Nov 15, 2010	$18,600,000	5.4650%	CDOR + 50bps	34,622
Corporate Bond Fund	Royal Bank	Mar 17, 2014	11,400,000	5.3175%	CDOR + 50 bps	6,809
Top 100 Equal Weighted Fund	Royal Bank	Dec 1, 2014	29,400,000	5.1870%	CDOR + 37.5bps	17,385

* Counterparty credit rating for Royal Bank of Canada, Aa2, per Moody's Investors Services Inc

The Funds pay the swap payment approximately every quarter.

7. Taxation

Suspended Losses

Mutual fund trusts and unit trusts are subject to suspended loss rules contained in subsections 40(3.3) and 40(3.4) of the the Act). A loss on a disposition of capital property is considered a suspended loss when the trust acquires a property, that is the same or identical to the property sold ("substituted property"), within 30 days before and 30 days after the disposition and the trust still owns the substituted property 30 days after the original disposition. If a loss is suspended, the loss cannot be deducted against other capital gains. Instead it is deferred until the substituted property is sold and is not reacquired within 30 days before and after the sale.

The suspended losses as at December 31, 2005 and 2004 for the following funds are:

Fund	2005	2004
Advantaged Fund	$ —	$ 61,158
Advantaged Equal Weighted Fund	—	33,581
Advantaged Corporate Bond Fund	6,154	804
Index Fund	219,077	182,712
Equal Weighted Income Fund	115,453	58,439
Split Trust Fund	1,115,146	938,358

Capital Loss Carry-Forwards

The following Funds had capital loss carry-forwards for income tax purposes as at December 31, 2005 and 2004. The capital losses may be carried forward indefinitely to be applied against future capital gains.

Funds	2005	2004
Advantaged Equal Weighted Fund	$1,161,294	$2,637,650
Advantaged Corporate Bond Fund	4,584,200	8,594,047

Non-Capital Loss Carry-Forwards

There are also non-capital loss carry-forwards as at December 31, 2005, which may be used to apply against future taxable income. These non-capital losses will expire on December 31 of the year indicated below unless they are used to apply against taxable income.

Funds	Year of expiration	
	2014	2010
Advantaged Equal Weighted Fund	$3,706,836	$439,661
Advantaged Corporate Bond Fund	1,742,965	—

8. Units Issued and Outstanding

The Funds are authorized to issue an unlimited number of redeemable, transferable units of one class, each of which represents an equal, undivided interest in the net assets of the relevant Funds.

The Split Trust Fund is also authorized to issue an unlimited number of additional Preferred Securities, which will be accounted for as direct unsecured debt obligations.

For the six months ended June 30, 2006 and 2005, the Funds issued and redeemed the following units:

	Advantaged Fund		Advantaged Equal Weighted Fund		Advantaged Corporate Bond Fund		Split Trust Fund	
	2006	2005	2006	2005	2006	2005	2006	2005
Balance — Beginning of Period	15,452,215	18,310,249	12,744,761	16,813,023	8,184,729	11,520,300	4,322,466	6,250,000
Issued								
For payment of management fee	—	—	—	—	—	16,000	—	—
Redeemed								
From annual redemption	—	—	—	—	—	—	(1,341,656)	(1,927,534)
From market repurchase	(32,300)	(7,000)	(105,000)	(12,300)	—	—		
Balance — End of Period	15,419,915	18,303,249	12,639,761	16,800,723	8,184,729	11,536,300	2,980,810	4,322,466

	Top 100 Equal Weighted Fund		Index Fund		Equal Weighted Fund		Corporate Bond Fund	
	2006	2005	2006	2005	2006	2005	2006	2005
Balance — Beginning of Period	29,112,200	29,200,000	15,484,130	18,310,627	13,003,674	16,777,021	8,229,509	11,490,481
Redeemed								
From annual redemption	(2,770,073)	—	—	—	—	—	—	—
From market repurchase	(375,700)		(30,801)	(6,563)	(102,826)	(11,477)	(67,164)	
Balance — End of Period	25,966,427	29,200,000	15,453,329	18,304,064	12,900,848	16,765,544	8,162,345	11,490,481

Annual Redemptions

Unit holders may surrender their units for redemption during the annual redemption period as stated in the prospectus of each of the Advantaged Fund, Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Top 100 Equal Weighted Fund and Split Trust Fund. The redemption price per unit is equal the amount as described by each of the prospectuses of the Funds.

For the six months ended June 30, 2006 and 2005, the following units were submitted for redemption by the unit holders of the Funds:

Fund	Number of Units Redeemed		Redemption Price Per Unit	
	2006	2005	2006	2005
Split Trust Fund	1,341,656	1,927,534	$13.43	$11.45
Top 100 Equal Weighted Fund	2,770,073	—	10.95	—

Market Repurchase Program

To enhance liquidity and to provide market support for the units of the Advantaged Fund, Advantaged Equal Weighted Fund, and the Top 100 Equal Weighted Fund, these Funds have implemented a mandatory market purchase program. If, on any business day the market closing price of the units is less than 95% of the net asset value per unit of the Fund, the Fund will be obligated to purchase for cancellation on or about the succeeding business day, any units offered in the market at prices at or below the prior day's market closing price based on certain exceptions as noted in prospectuses of each Fund.

In addition, the Funds may at any time, purchase for cancellation units in the market.

For the six months ended June 30, 2006 and 2005, the Funds repurchased the following number of units for cancellation.

Fund	Number of Units Repurchased		Average Repurchase Price Per Unit	
	2006	2005	2006	2005
Advantaged Fund	32,300	7,000	$15.43	$13.04
Advantaged Equal Weighted Fund	105,000	12,300	12.22	11.42
Top 100 Equal Weighted Fund	375,700	—	10.68	—

9. Distributions

In accordance with each Fund's declaration of trust, unit holders may receive the following distributions:

i) income, representing dividend income, interest income, securities lending income, net income from settlement of forward contracts, net income from settlement of forward currency contracts, after provisions are made for all expenses for the Funds;

ii) capital gains, representing the net realized capital gains on sale of investments and adjusted by losses suspended under the Act;

iii) return of capital, arising primarily from circumstances where the distribution exceeds the net investment income and net realized capital gains. A return of capital reduces the adjusted cost base of the unit holder.

If distributions are reinvested in additional units, these units will be immediately consolidated such that the number of outstanding units following the distribution will equal the number of units outstanding prior to the distribution. Such distributions increase the adjusted cost base of the unit holder.

10. Related Party Transactions

Trustee Fees

In accordance with the Funds' declarations of trust, Barclays is paid fees, in its capacity as trustee (note 3).

Service Fees

During the period, the Funds paid Barclays Canada for service fees (note 3).

Related Party Holdings

To achieve its investment objectives, the Split Trust Fund and the Corporate Bond Fund held iShares CDN S&P/TSX 60 Index Fund and iShares GS $ Investop Corporate Bond Fund respectively, throughout the period.

Securities Lending

The Funds may lend investments, either directly, or through an agent, to brokers, dealers and other financial institutions desiring to borrow securities. Securities lending enables the Funds to earn additional income. By using such income to offset expenses, the Funds will be able to reduce the effect such expenses have on the Funds' ability to provide investment results that more closely correspond to the performance of the benchmark.

The Funds have entered into securities lending authorization agreements with Barclays Global Investors, N.A. (BGI) and Barclays Global Investors Limited (BGIL), as lending agents, subject to the overriding authority of Barclays Canada. BGI is a national bank association under the laws of the United States of America and BGIL is an investment manager regulated by the Financial Services Authority in the United Kingdom. Both BGI and BGIL have considerable experience and expertise in securities lending.

The Funds require collateral in the form of cash and obligations of, or guaranteed by, the Government of Canada or a province thereof or of the United States Government or its agencies or instrumentalities that have an aggregate value of not less than 102% of the market value of the loaned securities. The outstanding loans are currently collaterized at 105% of the market value of the loaned securities. The trustee assesses the creditworthiness of each borrower, and acts promptly to demand payment from any borrower in realizing any collateral. During the period the Funds received bonds and money market securities as collateral. The market value of securities owned by the Funds that have been loaned and market value of associated collateral at June 30, 2006 were as follows:

Fund	Market Value of Securities on Loan	Market Value of Collateral
Index Fund	$27,662,549	$29,074,856
Equal Weighted Income Fund	12,695,989	13,343,314
Split Trust Fund	2,574,794	2,705,886
Top 100 Equal Weighted Fund	32,399,256	34,064,944

11. Brokers' Commission

Commission paid to brokers for portfolio transactions for the six months ended June 30, 2006 and 2005 were as follows:

Fund	2006	2005
Index Fund	$ 7,155	$125,818
Equal Weighted Income Fund	86,496	194,051
Split Trust Fund	31,820	215,702
Top 100 Equal Weighted Fund	215,291	44,989

12. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

Rapport intermédiaire de la direction sur le rendement du (des) fonds

Période terminée le 30 juin 2006

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (BAI)

www.barclaysfunds.ca

BARCLAYS*funds*

Le présent rapport intermédiaire de la direction sur le rendement du (des) fonds contient les faits saillants financiers, mais non les états financiers intermédiaires ou annuels complets du (des) fonds d'investissement. Vous pouvez obtenir les états financiers intermédiaires ou annuels gratuitement, sur demande, en appelant au 1 866 486-4874, en consultant notre site Web (www.barclaysfunds.ca) ou le site Web de SEDAR (www.sedar.com) ou en nous écrivant à BARCLAYS*funds*, c/o Barclays Global Investors Canada Limited, BCE Place, 161 Bay Street, Suite 2500, P.O. Box 614, Toronto, ON M5J 2S1.

Vous pouvez également obtenir de cette façon les politiques et procédures de vote par procuration, le dossier de vote par procuration et l'information trimestrielle.



Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (BAI)
Rapport intermédiaire de la direction sur le rendement du fonds
Pour le semestre terminé le 30 juin 2006

Analyse du rendement par la direction

Investisseurs globaux Barclays Canada Ltée (Barclays Canada) est heureuse de vous présenter le Rapport intermédiaire de la direction sur le rendement du fonds relatif au Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (le « Fonds BAI »), pour le semestre terminé le 30 juin 2006. Vous et votre conseiller financier pouvez utiliser la présente information, avec les états financiers annuels et intermédiaires du Fonds BAI, afin d'évaluer le rendement et les perspectives du Fonds BAI ainsi que l'évolution de votre placement dans ce fonds par rapport à votre plan financier général.

Le Fonds BAI est un fonds d'investissement à capital fixe coté à la Bourse de Toronto. En règle générale, les investisseurs achètent et vendent des parts de ce fonds au moyen d'un compte de courtage. Son symbole boursier est BAI.UN. Le Fonds BAI devrait pour l'instant être dissous le 15 décembre 2010, date à laquelle l'actif net sera distribué aux porteurs de parts.

Le présent rapport du Fonds BAI comprend les rubriques suivantes :

- Résultats
- Événements récents
- Opérations entre apparentés
- Faits saillants financiers
- Frais de gestion
- Rendement passé
- Aperçu du portefeuille

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (BAI)
Rapport intermédiaire de la direction sur le rendement du fonds
Pour le semestre terminé le 30 juin 2006

Résultats

L'actif net du Fonds BAI a augmenté, passant de 243 M$ au 31 décembre 2005 à 252 M$ au 30 juin 2006. Cette variation de l'actif découle d'une baisse de 0,5 M$ attribuable aux rachats de parts sur le marché et d'une augmentation de 9,5 M$ attribuable à l'amélioration du marché.

Au cours du semestre terminé le 30 juin 2006, les charges du Fonds BAI ont atteint en moyenne 0,70 % (1,41 % sur l'année) de l'actif net, soit 1 753 196 $. Elles se répartissent comme suit : 733 003 $ en honoraires du fiduciaire, 901 107 $ en coûts d'emprunt de titres et en frais de contrats à terme, 14 314 $ en honoraires de vérification, 6 315 $ en frais de garde et 98 457 $ en autre charges.

Au cours du semestre terminé le 30 juin 2006, le Fonds BAI a affiché un rendement de 7,45 %, contre 8,19 % pour l'indice plafonné des fiducies de revenu S&P/TSX (l'« indice »). L'écart de rendement de 0,74 % entre le Fonds BAI et l'indice s'explique principalement par les charges du fonds (–0,70 %) et d'autres facteurs divers (–0,04 %). Le rendement du Fonds BAI est calculé d'après les variations historiques de la valeur liquidative et suppose le réinvestissement de toutes les distributions dans des parts supplémentaires à la valeur liquidative par part à la date de la distribution.

Événements récents

Le 16 juin 2006, Barclays Canada a annoncé qu'elle a entamé des négociations en vertu d'une lettre d'intention visant le transfert du mandat de fiduciaire et de la gestion de l'activité des fonds d'investissement à capital fixe de BARCLAYSfunds à Brompton Funds LP (Brompton). Le transfert du mandat de fiduciaire et de la gestion des fonds de Barclays Canada à Brompton est assujetti à l'approbation des organismes de réglementation et des porteurs de parts ainsi qu'à la négociation et à la conclusion d'une entente définitive.

Opérations entre apparentés

Au cours du semestre terminé le 30 juin 2006, le Fonds BAI a versé 733 003 $ à Barclays Canada à titre d'honoraires du fiduciaire.

Il a retenu les services de Barclays Global Investors, N.A. (BGINA), société affiliée de Barclays Canada, en tant que prêteur de titres. Au cours du semestre terminé le 30 juin 2006, le Fonds BAI a reçu 114 979 $ de contreparties pour le prêt de titres et BGINA a reçu la même somme de contreparties pour ses services de prêt de titres. Le fonds n'a eu aucune dépense à engager pour gagner ce revenu, car BGINA paie toutes les charges liées au prêt de titres.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (BAI)
Rapport intermédiaire de la direction sur le rendement du fonds

Pour le semestre terminé le 30 juin 2006

Faits saillants financiers

Les tableaux suivants présentent des renseignements financiers clés sur le Fonds BAI et doivent vous aider à comprendre le rendement financier du fonds au cours du semestre terminé le 30 juin 2006 ainsi qu'au cours des cinq derniers exercices (ou de tous les exercices depuis le lancement du fonds si le fonds a moins de cinq ans). Ces renseignements proviennent des états financiers intermédiaires non vérifiés et des états financiers annuels vérifiés du Fonds BAI.

Valeur liquidative par part

Date de lancement du fonds : 14 mai 2003[1]

	30 juin	31 décembre				
Valeur par part[2]	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**
Valeur liquidative par part — début de la période	15,75 $	13,03 $	11,32 $	9,48 $	s.o.	s.o.
Augmentation (diminution) liée aux activités :						
Total des produits	0,01 $	0,01 $	— $	— $	s.o.	s.o.
Total des charges	(0,08)	(0,14)$	(0,13)$	(0,14)$	s.o.	s.o.
Gains (pertes) réalisés pour la période	0,33	2,34	0,20	0,22	s.o.	s.o.
Gains (pertes) non réalisés pour la période	0,91	1,55	2,49	2,34	s.o.	s.o.
Augmentation (diminution) totale liée aux activités	1,17 $	3,76 $	2,56 $	2,42 $	s.o.	s.o.
Distributions aux porteurs de parts[3] :						
Revenu de placement (sauf les dividendes)	— $	— $	— $	— $	s.o.	s.o.
Dividendes	—	—	—	—	s.o.	s.o.
Gains en capital	—	(0,46)	—	—	s.o.	s.o.
Remboursement de capital	(0,60)	(0,51)	(0,90)	(0,50)	s.o.	s.o.
Distributions totales aux porteurs de parts	(0,60)$	(0,97)$	(0,90)$	(0,50)$	s.o.	s.o.
Distributions payées en espèces	(0,60)$	(0,97)$	(0,90)$	(0,50)$	s.o.	s.o.
Valeur liquidative par part — fin de la période	16,32 $	15,75 $	13,03 $	11,32$	s.o.	s.o.

[1] La date de lancement du fonds est la date de la première souscription de parts et du premier calcul de la valeur liquidative par part.

[2] La valeur liquidative et les distributions par part sont fonction du nombre réel de parts en circulation au moment considéré. L'augmentation (la diminution) liée aux activités, par part, est fonction du nombre moyen pondéré de parts en circulation au cours de la période.

[3] Les caractéristiques fiscales des distributions sont déclarées chaque année par le Fonds BAI à la Caisse canadienne de dépôt de valeurs limitée (la « CDS »). La CDS fournit cette information aux courtiers, qui la transmettent à leur tour aux porteurs de parts au moyen des relevés fiscaux habituels.

Ratios et données supplémentaires

Date de lancement du fonds : 14 mai 2003[1]

	30 juin			31 décembre		
Ratios et données supplémentaires	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**
Actif net (en milliers $)[2]	251 659 $	243 372 $	238 620 $	217 775 $	s.o.	s.o.
Nombre de parts en circulation[2]	15 419 915	15 452 215	18 310 249	19 238 000	s.o.	s.o.
Ratio des frais de gestion (%)[3]	1,41 %	1,43 %	1,59 %	6,58 %	s.o.	s.o.
Taux de rotation du portefeuille (%)[4]	4,35 %	33,80 %	43,22 %	17,00 %	s.o.	s.o.
Ratio des frais d'opérations[5]	—	—	—	—	s.o.	s.o.
Cours de clôture ($)[6]	16,06 $	15,31 $	13,22 $	11,25 $	s.o.	s.o.
Valeur liquidative par part à la clôture ($)	16,32 $	15,75 $	13,03 $	11,32 $	s.o.	s.o.

[1] La date de lancement du fonds est la date de la première souscription de parts et du premier calcul de la valeur liquidative par part.

[2] Données au 30 juin 2006 et au 31 décembre pour les exercices antérieurs à 2006.

[3] Le ratio des frais de gestion est calculé en divisant le total des frais pour la période par la valeur liquidative moyenne quotidienne pour la période. Le ratio est annualisé pour les périodes de moins de un an.

[4] Le taux de rotation du portefeuille est calculé en divisant le coût des achats ou le produit de la vente de titres, selon le moins élevé des deux, par la valeur moyenne du portefeuille du Fonds BAI pour la période.

[5] Le ratio des frais d'opérations est égal au total des commissions et des autres frais d'opérations, divisé par la valeur liquidative moyenne quotidienne pour la période. Le ratio est annualisé pour les périodes de moins de un an.

[6] Cours de clôture affiché à la Bourse de Toronto au dernier jour de Bourse de l'année ou de la période (selon le cas).

Frais de gestion

Le Fonds BAI a versé des honoraires du fiduciaire de 733 003 $ à Barclays Canada au cours du semestre terminé le 30 juin 2006. Ils représentent, en totalité, la rémunération versée à Barclays Canada pour la gestion du portefeuille, la mise à jour des systèmes utilisés pour gérer le portefeuille du Fonds BAI, la mise à jour du site Web barclaysfunds.ca et la prestation de tous les autres services, y compris le soutien aux investisseurs.

Rendement passé

Le graphique qui suit présente le rendement passé du Fonds BAI. Les taux de rendement indiqués a) correspondent aux rendements historiques totaux et tiennent compte des variations de la valeur des parts et b) supposent le réinvestissement de la totalité des distributions de la période sous forme de parts supplémentaires à la valeur liquidative par part en vigueur au moment des distributions. Le réinvestissement des distributions accroît les rendements. Ces rendements ne tiennent pas compte des frais d'acquisition, de rachat, de distribution ou d'exploitation ni des impôts sur le revenu payables par les porteurs de parts, qui auraient réduit les rendements. Ces rendements ne sont pas nécessairement représentatifs des résultats futurs du Fonds BAI.

Rendements annuels

Date de lancement du fonds : 14 mai 2003[1]

Le graphique ci-dessous présente le rendement annuel du Fonds BAI pour tous les exercices indiqués et illustre son évolution dans le temps. Le rendement pour 2006, toutefois, est le rendement réel (non annualisé) pour le semestre terminé le 30 juin. Le graphique indique le pourcentage d'augmentation ou de diminution, au dernier jour de chaque exercice, d'un placement effectué dans le Fonds BAI le premier jour de cet exercice.


40 %
30 %
20 %
10 %
0 %
26,25 %
24,38 %
29,31 %
7,45 %
2001
2002
2003
2004
2005
2006

[1] La date de lancement du fonds est la date de la première souscription de parts et du premier calcul de la valeur liquidative par part.

Fonds avantageux Barclays indice des fiducies de revenu S&P/TSX (BAI)
Rapport intermédiaire de la direction sur le rendement du fonds

Pour le semestre terminé le 30 juin 2006

Aperçu du portefeuille

Au 30 juin 2006, le portefeuille du Fonds BAI était composé de 80,5 % d'actions canadiennes et de 19,5 % d'autres actifs. Cependant, le rendement du Fonds BAI pour les investisseurs ne reflète pas le rendement de ces titres, mais plutôt celui du Fonds indiciel institutionnel S&P/TSX de Barclays Canada (le « Fonds indiciel ») en vertu d'un contrat à terme conclu par le Fonds BAI et d'autres parties. Aux termes de ce contrat à terme, le Fonds BAI vend les actions canadiennes à la contrepartie et reçoit des montants correspondant au rendement du Fonds indiciel. Le portefeuille du Fonds indiciel est composé à 99,2 % de titres de fiducies de revenu et à 0,8 % de liquidités.

Le tableau suivant présente les 25 principaux titres (ou la totalité des titres s'il y en a moins de 25) détenus par le Fonds BAI et le Fonds indiciel en fonction de la valeur marchande. Cet aperçu peut changer en raison des opérations de portefeuille en cours du Fonds BAI et du Fonds indiciel. Les mises à jour trimestrielles du portefeuille de placement du Fonds BAI peuvent être consultées sur le site Internet www.barclaysfunds.ca.

Fonds BAI

Titres	% de l'actif net
Research In Motion, Ltd.	23,4 %
Inco Limitée	10,4 %
Western Oil Sands, Inc. — catégorie A	8,0 %
ATI Technologies, Inc.	6,7 %
Patheon, Inc.	6,5 %
Kinross Gold Corp.	5,3 %
Glamis Gold, Ltd.	3,9 %
Corporation Nortel Networks	3,7 %
Westjet Airlines, Ltd.	3,5 %
Groupe CGI Inc. — catégorie A	3,2 %
Cognos, Inc.	3,1 %
Angiotech Pharmaceuticals, Inc.	2,8 %

Fonds indiciel

Titres	% de l'actif net
Canadian Oil Sands Trust	11,1 %
Fonds de revenu Pages Jaunes	5,2 %
Enerplus Resources Fund	5,1 %
Penn West Energy Trust	4,9 %
ARC Energy Trust	3,7 %
Fording Canadian Coal Trust	3,4 %
Canetic Resources Trust	3,1 %
Precision Drilling Trust	3,1 %
FPI RioCan	2,8 %
Pengrowth Energy Trust	2,8 %
Harvest Energy Trust	2,2 %
Petrofund Energy Trust	2,1 %
Bonavista Energy Trust	2,0 %
PrimeWest Energy Trust	1,8 %
FPI H&R	1,8 %
Provident Energy Trust	1,7 %
Peyto Energy Trust	1,6 %
Vermilion Energy Trust	1,5 %
Inter Pipeline Fund	1,3 %
Pembina Pipeline Income Fund	1,3 %
CCS Income Trust	1,2 %
Advantage Energy Income Fund	1,2 %
Energy Savings Income Fund	1,2 %
Mullen Group Income Fund	1,2 %
Summit REIT	1,2 %

BARCLAYS *funds*

BARCLAYS

Interim Management Report of Fund Performance

For the period ended June 30, 2006

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)

www.barclaysfunds.ca

BARCLAYS *funds*

This interim management report of fund performance contains financial highlights but does not contain either interim or annual financial statements of the investment fund(s). You can get a copy of the interim or annual financial statements at your request, and at no cost, by calling 1-866-486-4874, by visiting our website at www.barclaysfunds.ca or SEDAR at www.sedar.com or by writing to us at BARCLAYS*funds*, c/o Barclays Global Investors Canada Limited, BCE Place, 161 Bay Street, Suite 2500, P.O. Box 614, Toronto, ON M5J 2S1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Interim Management Report of Fund Performance

For the period ended June 30, 2006

Management Discussion of Fund Performance

Barclays Global Investors Canada Limited (Barclays Canada) is pleased to provide you with the Interim Management Report of Fund Performance (MRFP) for the Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI) for the six-month period ended June 30, 2006. You and your financial advisor can use this information along with the annual and interim financial statements of BAI to assess BAI's performance and future prospects and how your investment in BAI aligns with your overall financial plan.

BAI is a closed end fund which trades on the Toronto Stock Exchange (TSX). Investors typically buy and sell BAI through a brokerage account. The ticker symbol is BAI.UN. BAI is currently expected to terminate on December 15, 2010 at which time BAI will distribute its assets, net of any liabilities, to unitholders.

This report for BAI includes:

- Results of operations
- Recent developments
- Related party transactions
- Financial highlights
- Management fees
- Past performance
- Summary of investment portfolio

Results of Operations

BAI's net assets increased from $243 million at December 31, 2005 to $252 million at June 30, 2006. This change in assets resulted from a decrease of $0.5 million from market repurchases of units and an increase of $9.5 million due to market appreciation.

BAI paid expenses averaging 0.70% (1.41% annualized) of the net assets or $1,753,196 for the six-month period ended June 30, 2006. These expenses consisted of trustee fees of $733,003, forward agreement fees and forward agreement stock borrowing cost of $901,107, audit fees of $14,314, custody fees of $6,315 and other expenses of $98,457.

For the six-month period ended June 30, 2006, BAI returned 7.45% versus the S&P/TSX Capped Income Trust Index (the "Index") return of 8.19%. The main reasons for the difference in performance by 0.74% between BAI and the Index were: fund expenses (–0.70%); and other miscellaneous factors (–0.04%). The performance of BAI was calculated using historical changes in net asset values and assumes all distributions are reinvested in additional units at the net asset value per unit at the time of the distribution.

Recent Developments

On June 16, 2006, Barclays Canada announced that the firm entered into negotiations pursuant to a letter of intent to transfer the trusteeship and management of the BARCLAYSfunds closed-end fund business to Brompton Funds LP (Brompton). The transfer of the trusteeship and management of the funds from Barclays Canada to Brompton is subject to regulatory and unitholder approval and the negotiation and completion of a definitive agreement.

Related Party Transactions

For the six-month period ended June 30, 2006, BAI paid $733,003 to Barclays Canada for trustee fees.

BAI has engaged Barclays Global Investors, N.A. (BGINA), an affiliate of Barclays Canada, as securities lending agent. For the six-month period ended June 30, 2006, BAI earned $114,979 from counterparties in securities lending income and BGINA received the same amount as BAI from counterparties for its role as lending agent. BAI did not pay any expenses to earn this securities lending income, as BGINA paid all expenses related to securities lending.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Interim Management Report of Fund Performance
For the period ended June 30, 2006

Financial Highlights

The following tables show selected key financial information about BAI and are intended to help you understand BAI's financial performance for the six-month period ended June 30, 2006 and for the past five fiscal years (or for the number of years since fund commencement if less than five years). This information is derived from BAI's unaudited interim financial statements and audited annual financial statements.

Net Asset Value (NAV) per Unit
Fund commencement: May 14, 2003[1]

	June 30	December 31				
Value per Unit[2]	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$15.75	$13.03	$11.32	$ 9.48	n/a	n/a
Increase (decrease) from operations:						
Total revenue	$ 0.01	$ 0.01	$ —	$ —	n/a	n/a
Total expenses	(0.08)	(0.14)	(0.13)	(0.14)	n/a	n/a
Realized gains (losses) for the period	0.33	2.34	0.20	0.22	n/a	n/a
Unrealized gains (losses) for the period	0.91	1.55	2.49	2.34	n/a	n/a
Total increase (decrease) from operations	$ 1.17	$ 3.76	$ 2.56	$ 2.42	n/a	n/a
Distributions to unitholders:[3]						
From income (excluding dividends)	$ —	$ —	$ —	$ —	n/a	n/a
From dividends	—	—	—	—	n/a	n/a
From capital gains	—	(0.46)	—	—	n/a	n/a
From return of capital	(0.60)	(0.51)	(0.90)	(0.50)	n/a	n/a
Total distributions to unitholders	$ (0.60)	$ (0.97)	$ (0.90)	$ (0.50)	n/a	n/a
Distributions paid in cash	$ (0.60)	$ (0.97)	$ (0.90)	$ (0.50)	n/a	n/a
Net asset value, end of period	$16.32	$15.75	$13.03	$11.32	n/a	n/a

[1] Fund commencement is the date of the closing of the initial public offering of units and the first calculation of net asset value per unit.

[2] Net asset value and distribution per unit are based on the actual number of units outstanding at the relevant time. The per unit increase (decrease) from operations is based on the weighted average number of units outstanding over the period.

[3] The tax characteristics of distributions are reported annually by BAI to The Canadian Depository for Securities Limited (CDS). CDS makes this information available to brokers who provide it to unitholders through standard tax reporting.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Interim Management Report of Fund Performance

For the period ended June 30, 2006

Ratios and Supplemental Data

Fund commencement: May 14, 2003[1]

Ratios and Supplemental Data	June 30 2006	2005	2004	December 31 2003	2002	2001
Net assets ($000's)[2]	$ 251,659	$ 243,372	$ 238,620	$ 217,775	n/a	n/a
Number of units outstanding[2]	15,419,915	15,452,215	18,310,249	19,238,000	n/a	n/a
Management expense ratio (%)[3]	1.41%	1.43%	1.59%	6.58%	n/a	n/a
Portfolio turnover rate (%)[4]	4.35%	33.80%	43.22%	17.00%	n/a	n/a
Trading expense ratio (%)[5]	—	—	—	—	n/a	n/a
Closing market price ($)[6]	$ 16.06	$ 15.31	$ 13.22	$ 11.25	n/a	n/a
Closing net asset value per unit ($)	$ 16.32	$ 15.75	$ 13.03	$ 11.32	n/a	n/a

[1] Fund commencement is the date of the closing of the initial public offering of units and the first calculation of net asset value per unit.

[2] The information is provided as at June 30, 2006 and December 31 for the years shown prior to 2006.

[3] Management expense ratio is calculated by dividing the total expenses for the period by the average daily net asset value for the period. The ratio is annualized for periods less than one year.

[4] Portfolio turnover rate is calculated by dividing the lesser of cost of purchases and proceeds of sales of securities by the average value of the portfolio of securities held by BAI for the period.

[5] Trading expense ratio is calculated by dividing the total commissions and other portfolio transaction costs for the period by the average daily net asset value for the period. The ratio is annualized for periods less than one year.

[6] Closing market price on the last trading day of the year or period (as applicable) as reported on the TSX.

Management Fees

BAI paid trustee fees to Barclays Canada of $733,003 during the six-month period ended June 30, 2006. These trustee fees were 100% received by Barclays Canada for managing the portfolio, maintaining systems used to manage the BAI portfolio, maintaining the www.barclaysfunds.ca website, and providing all other services including investor support.

Past Performance

The following chart shows past performance for BAI. The indicated rates of return (a) are the historical total returns, including changes in unit values, and (b) assume that all distributions during the period are reinvested in additional units at the net asset value per unit at the time of the distribution. The reinvestment of distributions increases returns. These returns do not take into account sales, redemption, distribution or operational charges or income taxes payable by any unitholder that would have reduced returns. These returns do not necessarily indicate how BAI will perform in the future.

Year by Year Returns

Fund commencement: May 14, 2003[1]

The bar chart below shows BAI's annual performance for each of the years shown and illustrates how BAI's performance has changed from year to year, with the exception of 2006, which shows the actual (not annualized) six month return ended June 30. The chart shows, in percentage terms, how much an investment made in BAI on the first day of each period would have grown or decreased by the last day of the period.


40%
30%
20%
10%
0%
26.25%
24.38%
29.31%
7.45%
2001
2002
2003
2004
2005
2006

[1] Fund commencement is the date of the closing of the initial public offering of units and the first calculation of net asset value per unit.

Summary of Investment Portfolio

As at June 30, 2006, the entire portfolio of BAI consisted of 80.5% in Canadian equities and 19.5% in other assets. However, the returns to BAI investors do not reflect the returns of these securities, but rather the returns of the Barclays Canada S&P/TSX Institutional Index Fund (the "Index Fund") through a forward agreement (the "Forward Agreement") entered into by BAI and a counterparty. Under the Forward Agreement, BAI sells the Canadian equities to the counterparty and receives amounts reflecting the returns of the Index Fund. The entire portfolio of the Index Fund consisted of 99.2% in Canadian income trusts and 0.8% in cash.

The following shows the top 25 positions (or all positions if total is less than 25) held by each of BAI and the Index Fund based on market value. This summary may change due to the ongoing portfolio transactions of BAI and/or the Index Fund. Quarterly updates of BAI's investment portfolio are available on the internet at www.barclaysfunds.ca.

BAI

Security	% of Net Assets
Research In Motion, Ltd.	23.4%
Inco, Ltd.	10.4%
Western Oil Sands, Inc.-Class A	8.0%
ATI Technologies, Inc.	6.7%
Patheon, Inc.	6.5%
Kinross Gold Corp.	5.3%
Glamis Gold, Ltd.	3.9%
Nortel Networks Corp.	3.7%
Westjet Airlines, Ltd.	3.5%
CGI Group, Inc.-Class A	3.2%
Cognos, Inc.	3.1%
Angiotech Pharmaceuticals, Inc.	2.8%

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Interim Management Report of Fund Performance

For the period ended June 30, 2006

Index Fund

Security	% of Net Assets
Canadian Oil Sands Trust	11.1%
Yellow Pages Income Fund	5.2%
Enerplus Resources Fund	5.1%
Penn West Energy Trust	4.9%
ARC Energy Trust	3.7%
Fording Canadian Coal Trust	3.4%
Canetic Resources Trust	3.1%
Precision Drilling Trust	3.1%
RioCan REIT	2.8%
Pengrowth Energy Trust	2.8%
Harvest Energy Trust	2.2%
Petrofund Energy Trust	2.1%
Bonavista Energy Trust	2.0%
PrimeWest Energy Trust	1.8%
H&R REIT	1.8%
Provident Energy Trust	1.7%
Peyto Energy Trust	1.6%
Vermilion Energy Trust	1.5%
Inter Pipeline Fund	1.3%
Pembina Pipeline Income Fund	1.3%
CCS Income Trust	1.2%
Advantage Energy Income Fund	1.2%
Energy Savings Income Fund	1.2%
Mullen Group Income Fund	1.2%
Summit REIT	1.2%

BARCLAYS *funds*

BARCLAYS

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Barclays Global Investors Canada Limited and Brompton Funds LP sign definitive agreement

TORONTO, Aug. 18 /CNW/ - (TSX: BAC.UN, BAE.UN, BAI.UN, BDS.UN, BDS.PR.A, BTH.UN) - Barclays Global Investors Canada Limited (Barclays Canada) and Brompton Funds LP (Brompton) are pleased to announce today that they have signed a definitive agreement to transfer the trusteeship and management of the BARCLAYSfunds(TM) closed-end fund business (the "Funds") from Barclays Canada to Brompton. The BARCLAYSfunds closed-end fund business includes the following, TSX-listed, closed-end funds:

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- Barclays Advantaged Corporate Bond Fund (BAC.UN)
- Barclays Advantaged Equal Weighted Income Fund (BAE.UN)
- Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)
- Barclays Income + Growth Split Trust (BDS.UN; BDS.PR.A)
- Barclays Top 100 Equal Weighted Income Fund (BTH.UN)

>>

Barclays Canada has agreed to transfer the Funds to Brompton as part of a strategic decision to focus its resources on its iShares(TM) family of exchange-traded funds. Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC.

Barclays Canada believes that transferring the Funds to Brompton is in the best long-term interests of unitholders. Brompton is a leader in the management of closed-end funds in Canada with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance. "Transferring the Funds to Brompton will allow Barclays Canada to focus on its iShares funds and will provide investors with continued access to high-quality investment products while ensuring their interests will be protected; therefore we encourage unitholders to vote in favour of the transfer," explains Rajiv Silgardo, Chief Executive Officer for Barclays Canada.

The transfer of the trusteeship and management of the Funds is subject to regulatory and unitholder approvals. To seek unitholder approval for the transfer, Barclays Canada will hold special meetings of unitholders of each of the Funds at 9:00 a.m. (Toronto time) on September 22, 2006. Unitholder materials, including the notice of special meetings of unitholders and a joint management information circular containing important information relating to the transfer of trusteeship and management of the Funds and proposed amendments to the declarations of trust of the Funds, will be mailed on or about August 25, 2006 to all unitholders of record as of August 18, 2006. If all necessary approvals are obtained, Barclays Canada anticipates that the transfer will be implemented on or about September 29, 2006.

%SEDAR: 00019129E

/For further information: Rajiv Silgardo, Chief Executive Officer, Barclays Global Investors Canada Limited, (416) 643-4010; Mark Caranci, President, Brompton Funds LP, (416) 642-6004/
(BAC.UN. BAE.UN. BAI.UN. BDS.UN. BDS.PR.A. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 16:59e 18-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces September Distributions for BARCLAYSfunds

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Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN
>>

TORONTO, Aug. 22 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on September 15, 2006 to unitholders of record on August 31, 2006:

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Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$0.09884
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$0.08227
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$0.04649
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$0.07572
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$0.07861

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Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages $13 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at June 30, 2006, Barclays Canada managed $66 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

%SEDAR: 00019129E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: (877) 464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged S&P®/TSX® Income Trust Index Fund
Barclays Canada S&P®/TSX® Institutional Index Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund

c/o Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street
Suite 2500, P.O. Box 614
Toronto, Ontario
M5J 2S1

2. **Date of Material Change**

The material change occurred on August 18, 2006.

3. **News Release**

A news release disclosing the material change was issued in Toronto, Ontario on August 18, 2006.

4. **Summary of Material Change**

Barclays Global Investors Canada Limited ("Barclays Canada") and Brompton Funds LP ("Brompton") announced that they have signed a definitive agreement to transfer the trusteeship and management of the BARCLAYS*funds*™ closed-end fund business (the "Funds") from Barclays Canada to Brompton.

5. **Full Description of Material Change**

Barclays Canada and Brompton announced that they have signed a definitive agreement to transfer the trusteeship and management of the Funds from Barclays Canada to Brompton.

Barclays Canada has agreed to transfer the Funds to Brompton as part of a strategic decision to focus its resources on its iShares™ family of exchange-traded funds. Brompton is a leader in the management of closed-end funds in Canada with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance.

The transfer of the trusteeship and management of the Funds is subject to regulatory and unitholder approvals. To seek unitholder approval for the transfer, Barclays Canada will hold special meetings of unitholders of each of the Funds at 9:00 a.m. (Toronto time) on September 22, 2006. Unitholder materials, including the notice of special meetings of

unitholders and a joint management information circular containing important information relating to the transfer of trusteeship and management of the Funds and proposed amendments to the declarations of trust of the Funds, will be mailed on or about August 25, 2006 to all unitholders of record as of August 18, 2006. If all necessary approvals are obtained, Barclays Canada anticipates that the transfer will be implemented on or about September 29, 2006.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

For further information, please contact Geri James, Head of Canadian ETF Products and Administration, Barclays Global Investors Canada Limited at (416) 643-4060.

9. **Date of Report**

August 25, 2006.

CERTIFICATE

Reference is made to the special meetings of holders of units (the "Meetings") of Barclays Advantaged S&P®/TSX® Income Trust Index Fund, Barclays Advantaged Equal Weighted Income Fund, Barclays Advantaged Corporate Bond Fund, Barclays Income + Growth Split Trust, Barclays Top 100 Equal Weighted Income Fund (the "Funds") scheduled to be held on September 22, 2006. The undersigned, the duly appointed Chief Executive Officer of Barclays Global Investors Canada Limited, the trustee of the Funds, hereby certifies on behalf of the Funds and not in his personal capacity as follows:

1. The Funds have arranged to have proxy-related materials for the Meetings sent in compliance with National Instrument 54-101 ("NI 54-101") to all beneficial owners at least 21 days before the date fixed for the Meetings.

2. The Funds have arranged to carry out all of the requirements of NI 54-101 in addition to those described in item 1 above in connection with the Meetings.

3. The Funds are relying upon Section 2.20 of NI 54-101 in connection with the abridgement of the time periods specified in Subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meetings.

The terms "beneficial owner" and "proxy-related materials" as used in this Certificate shall have the meanings ascribed thereto in NI 54-101.

DATED this 28th day of August, 2006.

BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND, BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND, BARCLAYS ADVANTAGED CORPORATE BOND FUND, BARCLAYS INCOME + GROWTH SPLIT TRUST, BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND, by its trustee, BARCLAYS GLOBAL INVESTORS CANADA LIMITED

By: ______________________

Name: Rajiv Silgardo

Title: Chief Executive Officer

BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND (BAI.UN)
BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND (BAE.UN)
BARCLAYS ADVANTAGED CORPORATE BOND FUND (BAC.UN)
BARCLAYS INCOME + GROWTH SPLIT TRUST (BDS.UN)
BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND (BTH.UN)

NOTICE OF SPECIAL MEETINGS OF UNITHOLDERS

TAKE NOTICE that special meetings (the "Meetings") of holders of units ("Unitholders") of the BARCLAYS*funds*™ (the "Funds") will be held on September 22, 2006 at 9:00 a.m. (Toronto time) at 1 First Canadian Place, Suite 6300, 100 King Street West, Toronto, Ontario to consider and, if thought appropriate, approve, with or without variation, extraordinary resolutions for the following purposes:

- authorizing the transfer of the trusteeship and management of each of the Funds from Barclays Global Investors Canada Limited ("Barclays Canada") to Brompton Funds LP ("Brompton"); and
- authorizing amendments to the declarations of trust of the Funds because Barclays Canada believes these amendments are in the best long-term interests of Unitholders and in order to make the provisions of the BARCLAYS*funds*™ declarations of trust more consistent with the provisions of Brompton's other funds, including:
    - adding a provision permitting the trustee to delegate its duties to a manager and an investment advisor. Brompton will pay the fees of the manager and investment advisor out of its trustee fees;
    - conforming the redemption provisions of each of the Funds, including the annual redemption date, notice period and method of calculating the redemption price to those of the Brompton funds;
    - permitting Brompton, if it determines that this change is in the best interests of Unitholders, to change the frequency of calculating the net asset value of each of the Funds from daily to weekly;
    - without affecting Unitholders' right to redeem units of the Fund each year, changing the termination provisions of each of the Funds, including removing or extending the final termination date of each Fund, and providing Brompton with the ability to terminate each Fund early without Unitholder approval if Brompton determines that it is in the best interests of Unitholders;
    - adding permitted merger provisions to allow each of the Funds to merge with another investment fund or funds managed by Brompton or an affiliate without Unitholder approval, provided that Unitholders are notified in advance and given the opportunity to redeem units for a redemption amount based on net asset value per unit prior to any merger;
    - deleting provisions requiring an advisory board for the Funds. The board of directors of the Brompton management company that will act as trustee/manager will take the place of the current advisory board and has several experienced independent members whose mandate will be to ensure that the Funds are managed in the best interests of Unitholders; and
    - making other amendments consequential to the foregoing.

BARCLAYS *funds*™

BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND
BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND
BARCLAYS ADVANTAGED CORPORATE BOND FUND
BARCLAYS INCOME + GROWTH SPLIT TRUST
BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND

NOTICE OF SPECIAL MEETINGS OF UNITHOLDERS
AND
JOINT MANAGEMENT INFORMATION CIRCULAR

August 18, 2006

Meetings to be held at 9:00 a.m.
September 22, 2006
1 First Canadian Place
Suite 6300
100 King Street West
Toronto, Ontario

BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND (BAI.UN)
BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND (BAE.UN)
BARCLAYS ADVANTAGED CORPORATE BOND FUND (BAC.UN)
BARCLAYS INCOME + GROWTH SPLIT TRUST (BDS.UN)
BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND (BTH.UN)

August 18, 2006

Dear BARCLAYS*funds*™ Unitholder:

On August 18, 2006, Barclays Global Investors Canada Limited ("Barclays Canada") and Brompton Funds LP ("Brompton") entered into an agreement to transfer the trusteeship and management of the BARCLAYS*funds*™ closed-end funds (the "Funds") from Barclays Canada to Brompton. In order to complete this transaction, Barclays Canada is seeking the approval of unitholders of each of the Funds.

As a holder of units (a "Unitholder") of one or more of the Funds, you are invited to attend the special meetings (the "Meetings") of Unitholders to be held on September 22, 2006 at 9:00 a.m. (Toronto time) to consider and vote upon the proposed transfer of trusteeship and management of each of the Funds from Barclays Canada to Brompton.

Barclays Canada has made a strategic decision to focus its resources on its iShares™ family of exchange-traded funds. By transferring the Funds to Brompton, Barclays Canada believes that investors will continue to have access to high-quality investment products while ensuring the interests of investors will be protected. Brompton is a leader in the management of closed-end funds in Canada with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance.

If Unitholders approve the transfer, the Funds will change their names to reflect the change of trusteeship and management to Brompton as follows (the Funds' TSX ticker symbols will remain unchanged):

Name Prior to Transfer	Name After Transfer
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	BG Advantaged S&P®/TSX® Income Trust Index Fund
Barclays Advantaged Equal Weighted Income Fund	BG Advantaged Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund	BG Advantaged Corporate Bond Fund
Barclays Income + Growth Split Trust	BG Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund	BG Top 100 Equal Weighted Income Fund

As part of the transaction, Barclays Canada has agreed to seek Unitholder approval for certain other matters involving amendments to the declarations of trust for each of the Funds. Barclays Canada is proposing these amendments because Barclays Canada believes these amendments are in the best long-term interests of Unitholders and in order to make the provisions of the BARCLAYS*funds*™ declarations of trust more consistent with the provisions of other Brompton funds. These further amendments include the following:

- adding a provision permitting the trustee to delegate its duties to a manager and an investment advisor. Brompton will pay the fees of the manager and investment advisor out of its trustee fees;
- conforming the redemption provisions of each of the Funds, including the annual redemption date, notice period and method of calculating the redemption price to those of the Brompton funds;

- permitting Brompton, if it determines that this change is in the best interests of Unitholders, to change the frequency of calculating the net asset value of each of the Funds from daily to weekly;
- without affecting Unitholders' right to redeem units of the Fund each year, changing the termination provisions of each of the Funds, including removing or extending the final termination date of each Fund, and providing Brompton with the ability to terminate each Fund early without Unitholder approval if Brompton determines that it is in the best interests of Unitholders;
- adding permitted merger provisions to allow each of the Funds to merge with another investment fund or funds managed by Brompton or an affiliate without Unitholder approval, provided that Unitholders are notified in advance and given the opportunity to redeem units for a redemption amount based on net asset value per unit prior to any merger; and
- deleting provisions requiring an advisory board (the "Advisory Board") for the Funds. The board of directors of the Brompton management company that will act as trustee/manager will take the place of the current Advisory Board and has several experienced independent members whose mandate will be to ensure that the Funds are managed in the best interests of Unitholders.

All of these proposed changes are more fully described in the accompanying joint management information circular (the "Circular").

The Meetings of the Funds will take place at 9:00 a.m. (Toronto time) on September 22, 2006 at 1 First Canadian Place, Suite 6300, 100 King Street West, Toronto, Ontario and the Unitholders of each Fund will vote separately on the resolutions. In order to become effective, the proposals must be approved by a two-thirds majority of the Unitholders of each of the Funds present in person or represented by proxy at the Meetings. If all necessary approvals are obtained, Barclays Canada anticipates that the transaction will be implemented on or about September 29, 2006.

Attached is a notice of special meetings of Unitholders and the Circular, which contain important information relating to the transfer of trusteeship and management of the Funds and the proposed amendments to the declarations of the trust described above (the "proposals"). We urge you to read the Circular carefully. If you are in doubt as to how to deal with the matters described in the Circular, you should consult your advisor. If you are a holder of units of a Fund and wish to vote on the proposals, you should submit the enclosed voting instruction form voting in favour of the proposals as soon as possible, and in any event no later than 5:00 p.m. (Toronto time) on September 20, 2006. Unitholders are encouraged to submit the enclosed voting instruction form in advance of this deadline since brokers, dealers or other intermediaries may need additional time to ensure your units are voted.

The Board of Directors of Barclays Canada has determined that the proposals are in the best interests of the Funds and their Unitholders. In making this determination, the Board considered the impact of the proposals on the Funds and their Unitholders and reviewed the proposals with the Advisory Board of the Funds. **Accordingly, the Board of Directors of Barclays Canada, as trustee of the Funds, recommends that Unitholders vote in favour of the proposals.**

Sincerely,

Rajiv Silgardo
Chief Executive Officer
Barclays Global Investors Canada Limited
BCE Place
161 Bay Street, Suite 2500
Toronto, ON M5J 2S1

TABLE OF CONTENTS

BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND (BAI.UN)
BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND (BAE.UN)
BARCLAYS ADVANTAGED CORPORATE BOND FUND (BAC.UN)
BARCLAYS INCOME + GROWTH SPLIT TRUST (BDS.UN)
BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND (BTH.UN)

NOTICE OF SPECIAL MEETINGS OF UNITHOLDERS

TAKE NOTICE that special meetings (the "Meetings") of holders of units ("Unitholders") of the BARCLAYS*funds*™ (the "Funds") will be held on September 22, 2006 at 9:00 a.m. (Toronto time) at 1 First Canadian Place, Suite 6300, 100 King Street West, Toronto, Ontario to consider and, if thought appropriate, approve, with or without variation, extraordinary resolutions for the following purposes:

- authorizing the transfer of the trusteeship and management of each of the Funds from Barclays Global Investors Canada Limited ("Barclays Canada") to Brompton Funds LP ("Brompton"); and

- authorizing amendments to the declarations of trust of the Funds because Barclays Canada believes these amendments are in the best long-term interests of Unitholders and in order to make the provisions of the BARCLAYS*funds*™ declarations of trust more consistent with the provisions of Brompton's other funds, including:

  - adding a provision permitting the trustee to delegate its duties to a manager and an investment advisor. Brompton will pay the fees of the manager and investment advisor out of its trustee fees;

  - conforming the redemption provisions of each of the Funds, including the annual redemption date, notice period and method of calculating the redemption price to those of the Brompton funds;

  - permitting Brompton, if it determines that this change is in the best interests of Unitholders, to change the frequency of calculating the net asset value of each of the Funds from daily to weekly;

  - without affecting Unitholders' right to redeem units of the Fund each year, changing the termination provisions of each of the Funds, including removing or extending the final termination date of each Fund, and providing Brompton with the ability to terminate each Fund early without Unitholder approval if Brompton determines that it is in the best interests of Unitholders;

  - adding permitted merger provisions to allow each of the Funds to merge with another investment fund or funds managed by Brompton or an affiliate without Unitholder approval, provided that Unitholders are notified in advance and given the opportunity to redeem units for a redemption amount based on net asset value per unit prior to any merger;

  - deleting provisions requiring an advisory board for the Funds. The board of directors of the Brompton management company that will act as trustee/manager will take the place of the current advisory board and has several experienced independent members whose mandate will be to ensure that the Funds are managed in the best interests of Unitholders; and

  - making other amendments consequential to the foregoing.

All of these proposed changes are more fully described in the accompanying joint management information circular (the "Circular"). Copies of the extraordinary resolutions for each of the Funds are attached to the Circular as Appendices I to V.

DATED at Toronto, Ontario as of the 18th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF BARCLAYS GLOBAL INVESTORS CANADA LIMITED

By: [signature]

Rajiv Silgardo
Chief Executive Officer

Note: Reference should be made to the Circular for details of the above matters. If you are unable to be present in person at the Meetings, you are requested to complete and sign the enclosed form of proxy or voting instruction form and to return it in the enclosed prepaid envelope provided for that purpose. Voting instruction forms sent by ADP Investor Communications permit the completion of the voting instruction form by telephone or through the internet at www.proxyvote.com.

Unless otherwise indicated, the information in this joint management information circular (the "Circular") is given as of July 31, 2006 and all dollar amounts are stated in Canadian currency.

BARCLAYS*funds*™

BARCLAYS*funds*™ closed-end fund business includes the following Toronto Stock Exchange ("TSX") listed closed-end funds: Barclays Advantaged S&P®/TSX® Income Trust Index Fund ("BAI"), Barclays Advantaged Equal Weighted Income Fund ("BAE"), Barclays Advantaged Corporate Bond Fund ("BAC"), Barclays Income + Growth Split Trust ("BDS") and Barclays Top 100 Equal Weighted Income Fund ("BTH") (each a "Fund" and together, the "Funds"). The BARCLAYS*funds*™ closed-end fund business also includes the following underlying funds: Barclays Canada S&P®/TSX® Institutional Index Fund, Barclays Equal Weighted Income Fund and Barclays Corporate Bond Fund.

Each of the Funds is a closed-end investment trust established under the laws of the Province of Ontario pursuant to a declaration of trust (each a "Declaration of Trust" and together the "Declarations of Trust") by Barclays Global Investors Canada Limited ("Barclays Canada") as trustee. Barclays Canada, the trustee and manager of each of the Funds, was amalgamated under the *Business Corporations Act* (Ontario) by articles of amalgamation on January 1, 2001. The principal place of business of each of the Funds and the registered office of Barclays Canada is BCE Place, 161 Bay Street, Suite 2500, Toronto, Ontario, M5J 2S1.

The following chart sets out the date of establishment and the date of the initial public offering of each Fund and the number of units ("Units") outstanding, closing trading price and net asset value per Unit for each Fund as at July 31, 2006:

Name of Fund	Date Established	Date of Initial Public Offering	Number of Units Outstanding	Closing Trading Price ($)	Net Asset Value per Unit ($)
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	April 28, 2003	May 14, 2003	13,371,947	15.80	16.62
Barclays Advantaged Equal Weighted Income Fund	September 26, 2003	October 16, 2003	12,639,761	12.24	12.78
Barclays Advantaged Corporate Bond Fund	January 29, 2004	February 18, 2004	5,550,582	8.45	8.57
Barclays Income + Growth Split Trust [(1)]	March 29, 2004	April 16, 2004	2,980,810 (BDS.UN and BDS.PR.A)	12.25 (BDS.UN); 10.35 (BDS.PR.A)	14.05 (BDS.UN); N/A (BDS.PR.A)
Barclays Top 100 Equal Weighted Income Fund	October 28, 2004	November 17, 2004	25,966,427	10.68	11.15

Notes:

(1) Information is provided for the capital units and preferred securities of BDS.

The Funds provide monthly distributions and exposure to the returns of an underlying portfolio of securities as set out below:

Fund	Description of Portfolio Securities
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	Tax advantaged exposure to a portfolio that replicates, to the extent possible, the total return on the securities of income trusts included in the S&P®/TSX® Capped Income Trust Index

Fund	Description of Portfolio Securities
Barclays Advantaged Equal Weighted Income Fund	Tax advantaged exposure to an equally-weighted portfolio of securities of the distribution-paying income trusts included in the S&P®/TSX® Capped Income Trust Index
Barclays Advantaged Corporate Bond Fund	Tax advantaged exposure to a portfolio of investment grade and high yield U.S. traded corporate bonds included in the GS $ InvesTop™ Index and the GS $ HyTop™ Index
Barclays Income + Growth Split Trust	Exposure to a portfolio of distribution-paying securities of issuers included in the S&P®/TSX® Capped Income Trust Index and securities that represent the S&P®/TSX® 60 Index
Barclays Top 100 Equal Weighted Income Fund	Exposure to a diversified, equally-weighted portfolio of the securities of the 100 largest distribution-paying income trusts listed on the TSX

For further information on the Funds, see each Fund's annual information form for the fiscal year ended December 31, 2005, dated April 28, 2006 (the "Annual Information Forms"), which are specifically incorporated by reference into, and form an integral part of, this Circular. See "Documents Incorporated by Reference".

Background to Proposed Transfer

Barclays Canada is an investment counsel and portfolio manager which offers investment management and advisory services primarily to institutional investors, including pension funds, mutual funds, endowments and charities, and which manages institutional and publicly offered investment funds. Among other things, Barclays Canada currently acts as the trustee and manager of the TSX-listed iShares™ family of exchange-traded funds and the TSX-listed BARCLAYS*funds*™ family of closed-end funds.

Barclays Canada has made a strategic decision to focus its resources on its iShares™ family of exchange-traded funds, and to transfer the BARCLAYS*funds*™ closed-end fund business, including the trusteeship and management of its BARCLAYS*funds*™ closed-end funds to Brompton Funds LP ("Brompton").

Barclays Canada has entered into a definitive agreement with Brompton, by its general partner BFGP Limited, whereby Barclays Canada has agreed to transfer the BARCLAYS*funds*™ closed-end fund business, including the right and obligation to act as trustee and manager of each of the Funds, to Brompton and Brompton has agreed to assume the trusteeship and management responsibilities of each of the Funds.

THE TRANSACTION

The main purpose of the special meetings (the "Meetings") is to consider and vote upon the proposed transfer of trusteeship and management of each of the Funds from Barclays Canada to Brompton. In connection with the transaction, if approved, the Funds will change their names to reflect the change of trusteeship and management to Brompton as follows:

Name Prior to Transfer	Name After Transfer
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	BG Advantaged S&P®/TSX® Income Trust Index Fund
Barclays Advantaged Equal Weighted Income Fund	BG Advantaged Equal Weighted Income Fund

Name Prior to Transfer	Name After Transfer
Barclays Advantaged Corporate Bond Fund	BG Advantaged Corporate Bond Fund
Barclays Income + Growth Split Trust	BG Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund	BG Top 100 Equal Weighted Income Fund

As part of the transaction, Barclays Canada has agreed to submit certain other matters to holders of Units ("Unitholders") for their consideration. These matters all involve amendments to the Declarations of Trust for each of the Funds and are being proposed by Barclays Canada because Barclays Canada believes the amendments are in the best long-term interests of Unitholders and in order to make the provisions of the BARCLAYS*funds*™ Declarations of Trust more consistent with the provisions of other Brompton funds. These further amendments include the following:

- adding a provision permitting the trustee to delegate its duties to a manager and an investment advisor. Brompton will pay the fees of the manager and investment advisor out of its trustee fees;
- conforming the redemption provisions of each of the Funds, including the annual redemption date, notice period and method of calculating the redemption price to those of the Brompton funds;
- permitting Brompton, if it determines that this change is in the best interests of Unitholders, to change the frequency of calculating the net asset value of each of the Funds from daily to weekly;
- without affecting Unitholders' right to redeem Units of the Fund each year, changing the termination provisions of each of the Funds, including removing or extending the final termination date of each Fund, and providing Brompton with the ability to terminate each Fund early without Unitholder approval if Brompton determines that it is in the best interests of Unitholders;
- adding permitted merger provisions to allow each of the Funds to merge with another investment fund or funds managed by Brompton or an affiliate without Unitholder approval, provided that Unitholders are notified in advance and given the opportunity to redeem Units at the Redemption Amount per Unit (as described herein) prior to any merger;
- deleting provisions requiring an advisory board for the Funds. The board of directors of the Brompton management company that will act as trustee/manager will take the place of the current advisory board and has several experienced independent members whose mandate will be to ensure that the Funds are managed in the best interests of Unitholders; and
- making other amendments consequential to the foregoing.

All of these proposed changes are more fully described below. If all necessary approvals are obtained, Barclays Canada anticipates that the transaction will be implemented on or about September 29, 2006. Copies of the extraordinary resolutions for each of the Funds are attached to this Circular as Appendices I to V.

THE TRANSFER

Unitholders are being asked to approve the transfer of the BARCLAYS*funds*™ closed-end fund business, including the right and obligation to act as trustee and manager of each of the Funds, from Barclays Canada to Brompton (the "Transfer").

Barclays Canada has made a strategic decision to focus its resources on its iShares™ family of exchange-traded funds. By transferring the Funds to Brompton, Barclays Canada believes that investors will continue to have access to high-quality investment products while ensuring the interests of investors will be protected. Brompton is a leader in Canada's structured products market that specializes in the management of closed-end funds with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance.

Procedure for Implementing the Transfer

Upon receipt of the necessary regulatory and Unitholder approvals:

1. Barclays Canada will implement the transfer of the assets associated with the BARCLAYS*funds*™ closed-end fund business to BG Funds Management Limited ("BG Funds"), a subsidiary of Barclays Canada, the consideration for which was common shares of BG Funds (the "BG Shares"), which were issued to Barclays Canada. As a result, BG Funds will become the trustee of the Funds.

2. Barclays Canada will then sell all of the BG Shares to Brompton (or to a wholly-owned subsidiary of Brompton). After the sale of the BG Shares, BG Funds will be amalgamated with Brompton Funds Management Limited, the new trustee and manager of the Funds ("BFML" or the "New Trustee").

3. The New Trustee will retain Brompton Capital Advisors Inc., a registered advisor under the *Securities Act* (Ontario), to act as investment advisor pursuant to the terms of an investment advisory agreement, which Brompton has advised will be in its standard form.

The New Trustee

If the proposals are approved, the Declaration of Trust of each of the Funds will be amended so that BFML will assume the trusteeship and management role for each of the Funds. Pursuant to the Declarations of Trust, the New Trustee will have exclusive authority to manage the operations and affairs of each of the Funds, to make all decisions regarding the business of each of the Funds and to bind each of the Funds.

Pursuant to the Declarations of Trust, the New Trustee will be required to exercise, and to ensure that its directors, officers and employees and any persons retained by the New Trustee to discharge any of the New Trustee's responsibilities to the Funds, exercise the powers and carry out the duties of its or their office or offices honestly, in good faith and in the best interests of the Funds and Unitholders and in connection with this duty, exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The services of BFML and the officers and directors of BFML will not be exclusive to the Funds. BFML and its affiliates and associates (as defined in the *Securities Act* (Ontario)) may, at any time, engage in any other activity including the administration of any other trust or company.

BFML was incorporated as Brompton Preferred Management Limited pursuant to the *Business Corporations Act* (Ontario) on January 16, 2004. Articles of Amendment were filed on March 27, 2006 to change the name of Brompton Preferred Management Limited to Brompton Funds Management Limited. Its head office is located at Bay Wellington Tower, BCE Place, 181 Bay Street, Suite 2930, Toronto, Ontario, M5J 2T3. BFML was organized for the purpose of managing and administering Brompton's closed-end investment funds. After implementing the Transfer, the New Trustee will be part of the Brompton Group of companies. Brompton and its affiliates are the managers or administrators of the following publicly listed closed-end funds:

Name of Fund	Inception Date	Ticker Symbol	Description of Portfolio Securities
Brompton VIP Income Fund	Feb-02	VIP.UN	Income trusts and high-yield debt
Brompton Stable Income Fund	Dec-02	BSR.UN	Income trusts and investment grade debt
Brompton Equal Weight Income Fund	Jul-03	EWI.UN	Equal weight portfolio of 100 income trusts
Business Trust Equal Weight Income Fund	Oct-03	BWI.UN	Equal weight portfolio of business income trusts
Brompton Equity Split Corp.	Apr-04	BE and BE.PR.A	Canadian equities
Flaherty & Crumrine Investment Grade Preferred Fund	May-04	FAC.UN	Investment grade U.S. preferred securities
Brompton Equal Weight Oil & Gas Income Fund	Oct-04	OGF.UN	Equal weight portfolio of oil and gas income trusts
Flaherty & Crumrine Investment Grade Fixed Income Fund	Dec-04	FFI.UN	Investment grade U.S. fixed income securities
Brompton Advantaged Equal Weight Oil & Gas Income Fund	Mar-05	AOG.UN	Tax advantaged exposure to an equal weight portfolio of oil and gas income trusts
Brompton Tracker Fund	Jul-05	BTF.UN	Equal weight portfolio of income trusts included in the S&P®/TSX® Composite Index
Brompton Split Banc Corp.	Nov-05	SBC and SBC.PR.A	Equal weight portfolio of equity securities of Canadian banks
YEARS Financial Trust	Dec-05	YTU.UN	Pursuant to a reorganization of the fund in December 2005, equity securities of Canadian financial sector issuers
Brompton Advantaged Tracker Fund	Feb-06	ATF.UN	Tax advantaged exposure to an equal weight portfolio of income trusts included in the S&P®/TSX® Composite Index
Brompton Top 50 Compound Growth Fund	May-06	CGF.UN	Tax deferred exposure to an equal weight portfolio of the top 50 yielding income trusts included in the S&P®/TSX® Composite Index

Brompton Group of Companies

The Brompton Group of companies provides specialized financial products and services to clients. Brompton and its directors and officers have extensive experience in managing financial assets and public and private entities, including the management of closed-end funds. Brompton currently

manages 14 public investment funds and private capital with total assets of over $3 billion. Asset management services are provided by Brompton and its affiliates. Brompton also offers financial advisory and merchant banking services to its clients.

Directors and Officers of the New Trustee

The board of directors of BFML consists of five members. Directors are appointed to serve on the board of directors of the New Trustee until such time as they retire or are removed and their successors are appointed.

The name, municipality of residence, position with the New Trustee and principal occupation of each director and certain officers are set out below:

Name and Municipality of Residence	Position with the New Trustee	Principal Occupation
PETER A. BRAATEN Toronto, Ontario	Chairman of the Board and Director	Chairman, Brompton Limited
JAMES W. DAVIE(1)(2)(3) Toronto, Ontario	Chairman of the Audit Committee and Director	Corporate Director
ARTHUR R.A. SCACE(1)(2)(3) Toronto, Ontario	Chairman of the Corporate Governance Committee and Director	Corporate Director
P. MICHAEL NEDHAM Toronto, Ontario	Director	Managing Director, Newport Partners LP
KEN S. WOOLNER(1)(2)(3) Calgary, Alberta	Lead Director	Corporate Director
RAYMOND R. PETHER Toronto, Ontario	Chief Executive Officer	Chief Executive Officer, Brompton Limited
MARK A. CARANCI Toronto, Ontario	President	President, Brompton Funds LP
CRAIG T. KIKUCHI Toronto, Ontario	Chief Financial Officer	Chief Financial Officer, Brompton Funds LP
DAVID E. ROODE Toronto, Ontario	Senior Vice-President	Senior Vice-President, Brompton Funds LP
MOYRA E. MACKAY Toronto, Ontario	Vice-President and Secretary	Vice-President and Corporate Secretary, Brompton Funds LP
LORNE ZEILER Toronto, Ontario	Vice-President	Vice-President, Brompton Funds LP

Notes:

(1) Independent director.
(2) Member of the Corporate Governance Committee.
(3) Member of the Audit Committee.

A description of the experience and background relevant to the business of the Funds for certain of the proposed directors and officers of the New Trustee is set out below.

Peter A. Braaten (Chairman and Director)

Mr. Braaten has over 35 years experience in the investment business in Canada and the United Kingdom. Mr. Braaten co-founded the Brompton Group of companies in 2000. In addition to his position as Chairman of Brompton Limited and Chairman of Brompton Funds Management Limited, Mr. Braaten

is a director of Brompton Equity Split Corp. and Brompton Split Banc Corp. Formerly, Mr. Braaten was one of the founders of a financial services organization in 1979 and was a partner of the organization from 1981 to 1998. Mr. Braaten has also held a number of positions with an investment management firm, an investment bank and two Canadian banks. Mr. Braaten received an honours Bachelor of Arts degree in Economics and Mathematics from the University of Western Ontario and a Master of Business Administration degree from the University of British Columbia. Mr. Braaten is also a director of Welton Energy Corporation.

James W. Davie (Chairman of the Audit Committee and Director)

Mr. Davie has over 30 years of investment banking experience and currently serves as a corporate director. Mr. Davie has held a number of senior positions at RBC Dominion Securities Inc. since 1973 including Managing Director of Investment Banking or head of Equity Capital Markets from 1987 to 1999. Mr. Davie received a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. In addition to his position as a director of Brompton Funds Management Limited, Mr. Davie is a director of Brompton Equity Split Corp., Brompton Split Banc Corp., Addax Petroleum Corporation, Range Royalty Limited Partnership and Taylor Gas Liquids Ltd. and is a trustee of Bloorview Macmillan Children's Centre.

Arthur R.A. Scace (Chairman of the Corporate Governance Committee and Director)

Mr. Scace is an independent director and former partner of McCarthy Tétrault LLP and has over 35 years of legal and business experience. Mr. Scace began his career at McCarthy Tétrault LLP in 1967 and became a partner in 1972. Mr. Scace served as the Managing Partner of the Toronto office from 1989 to 1996 and as the firm's National Chairman from 1997 to 1999. Mr. Scace received a Bachelor of Arts degree from the University of Toronto, a Bachelor of Arts degree from Oxford University as a Rhodes Scholar, a Master of Arts degree from Harvard University, and a Bachelor of Laws degree from Osgoode Hall Law School at York University. Mr. Scace is also a Queen's Counsel, has been appointed as a member of the Order of Canada and has received honourary Doctorates of Law from The Law Society of Upper Canada, York University, the University of Toronto and Trinity College of the University of Toronto. In addition to his position as a director of Brompton Funds Management Limited, Mr. Scace is a director of Brompton Equity Split Corp., Brompton Split Banc Corp., Chairman of the Board of Directors of The Bank of Nova Scotia and a director of several other Canadian companies, and is a former Treasurer of The Law Society of Upper Canada.

P. Michael Nedham (Director)

Mr. Nedham has over 35 years experience in the investment business. In 2000 he co-founded Newport Partners Inc. and currently serves as a managing director of Newport Partners LP. Mr. Nedham has been a managing director of Burns Fry Limited (1974-1986), a co-founder and managing director of Lancaster Financial Inc. (1986-1995) and subsequent to its sale in 1995 to TD Securities Inc., he became one of its managing directors. Mr. Nedham has a Bachelor of Science in Engineering from Queen's University and a Master of Business Administration from the University of Western Ontario and is a member of the Canadian Institute of Chartered Business Valuators. He is a director of Brompton Funds Management Limited, Brompton Equity Split Corp., Brompton Split Banc Corp. and Cinemavault.com, Inc.

Ken S. Woolner (Lead Director)

Mr. Woolner has over 20 years experience in the oil and gas industry and currently serves as a corporate director. From April 2005 to February 2006, Mr. Woolner was Executive Chairman of White Fire Energy Ltd., a public oil and gas company operating in Western Canada and a trustee of Sequoia Oil & Gas Trust. Mr. Woolner was President and Chief Executive Officer of Lightning Energy Ltd. from December 2001 to April 2005, when it merged with Argo Energy Ltd. to create Sequoia Oil & Gas Trust and White Fire Energy Ltd. Mr. Woolner was the President and Chief Executive Officer and a director of Velvet Exploration Ltd. from April 1997 to July 2001 when it was acquired by El Paso Oil & Gas Inc. and was a director of El Paso Oil and Gas Canada Inc. from July 2001 to May 2002. From November

1991 to March 1997, Mr. Woolner was employed by Morrison Petroleums Ltd., a public oil and gas company, in various positions including Vice-President, Marketing and Executive Vice President of CGGS Canadian Gas Gathering Systems Inc., a private company managed by Morrison Petroleums Ltd. In addition, Mr. Woolner was a director of Nevis Ltd., the underlying operating company of Western Facilities Fund, a public income trust. Mr. Woolner is a director of Brompton Funds Management Limited and is a director of Brompton Equity Split Corp. and Brompton Split Banc Corp. Mr. Woolner is a professional engineer and received a Bachelor of Science in Geological Engineering from the University of Toronto.

Raymond R. Pether (Chief Executive Officer)

Mr. Pether has over 30 years experience in the investment business having held numerous high level oil and gas, banking, real estate finance and investment positions. Mr. Pether co-founded the Brompton Group of companies in 2000 and as Chief Executive Officer of Brompton Limited provides direction to all activities of the group. Formerly, Mr. Pether was President and Chief Executive Officer of Western Facilities Fund, a public income trust engaged in the operation of oil and gas midstream assets from June 1998 to April 2001. Mr. Pether was also Chief Operating Officer of two public oil and gas companies, from January 1994 to November 2000. Prior thereto, Mr. Pether held several senior positions with a financial services organization and with a number of major banks. Mr. Pether received a Bachelor of Arts degree in Economics from the University of Western Ontario and a Master of Business Administration degree from McMaster University. Mr. Pether is also a director and Chief Executive Officer of Welton Energy Corporation, an oil and gas company based in Calgary, Alberta.

Mark A. Caranci (President)

Mr. Caranci has over 14 years of financial experience with public and private companies. Mr. Caranci was appointed as the Chief Financial Officer of Brompton Limited in 2000 and held that position for all of the Brompton Group of companies until February 2006 when he became President of Brompton Funds LP. Formerly, Mr. Caranci was Vice-President of a financial services organization from 1996 to 2000. Mr. Caranci has held various senior positions with public companies, including Chief Financial Officer of Western Facilities Fund from December 2000 to April 2001 and Vice-President of Finance of a public oil and gas company. Prior to 1996, Mr. Caranci worked at Price Waterhouse, Chartered Accountants. Mr. Caranci is a Chartered Accountant and is a member of the Ontario Institute of Chartered Accountants and received a Bachelor of Commerce degree from the University of Toronto.

Craig T. Kikuchi (Chief Financial Officer)

Mr. Kikuchi has over nine years of financial experience with public and private companies. Mr. Kikuchi joined Brompton Limited in 2002 as Controller, served as Vice-President and became Chief Financial Officer of Brompton Funds LP in February 2006. Prior to joining Brompton, Mr. Kikuchi worked for PricewaterhouseCoopers LLP from September 1996 to January 2002, where he held progressively senior roles, including the role as manager in both the assurance and business advisory services practice and the taxation and legal services practice. Mr. Kikuchi is a Chartered Accountant and is a member of the Ontario Institute of Chartered Accountants. He is also a CFA charter holder and is a member of the Toronto CFA Society. He received a Bachelor of Arts degree in Economics from the University of Western Ontario.

David E. Roode (Senior Vice-President)

Mr. Roode has over 14 years of business experience in merchant banking and public accounting and joined Brompton in 2002 and is currently a Senior Vice-President of Brompton Funds LP. Mr. Roode was Vice-President at a publicly-listed merchant bank from 1999 to 2001. From September 1991 to August 1996, he held progressively senior roles at Ernst & Young LLP, lastly as an audit manager. Mr. Roode is a Chartered Accountant and a member of the Ontario Institute of Chartered Accountants. He received a Bachelor of Arts degree in Economics from Queen's University and a Master of Business Administration degree from the University of Western Ontario.

Moyra E. MacKay (Vice-President and Secretary)

Ms. MacKay has over 25 years of experience in the investment business, having held positions in real estate and resource finance and investment and financial services companies. Ms. MacKay is Vice-President and Corporate Secretary of Brompton Funds LP. Prior to joining Brompton in 2000, Ms. MacKay was Vice-President of two public oil and gas companies and a financial services organization which was registered with the Securities and Futures Authority in London, U.K. Ms. MacKay received a Bachelor of Arts degree from the University of Western Ontario.

Lorne Zeiler (Vice-President)

Mr. Zeiler has over nine years of business experience in banking, financial analysis and business development. Mr. Zeiler joined Brompton Limited in September 2004 as Assistant Vice-President and is currently Vice-President of Brompton Funds LP. Prior to joining Brompton, Mr. Zeiler was a Senior Financial Analyst with Assante Advisory Services from 2003 to 2004 and a Senior Relationship Manager in the Corporate Cash & Treasury Department with Scotiabank from 1998 to 2003. Mr. Zeiler is a CFA charter holder and is a member of the Toronto CFA Society. He received a Bachelor of Arts degree from McGill University and a Master of International Business Administration from the Schulich School of Business at York University.

Remuneration of Directors and Officers

The officers and directors of the New Trustee, other than the non-management directors of the New Trustee, will receive their remuneration from the New Trustee. The fees of the non-management directors of the New Trustee, expenses of the directors of the New Trustee and the premiums for directors' and officers' insurance coverage for the directors and officers of the New Trustee will be paid by the Funds. Compensation paid by each Fund for the non-management directors of the New Trustee will initially be $10,000 per director per year.

AMENDMENTS TO THE FUND DECLARATIONS OF TRUST

As part of the Transfer, Barclays Canada has agreed to submit certain other matters to Unitholders for their consideration. These matters all involve amendments to the Declarations of Trust for each of the Funds and are being proposed because Barclays Canada believes these amendments are in the best long-term interests of Unitholders and in order to make the provisions of the Funds' Declarations of Trust more consistent with the provisions of Brompton's other funds. These further amendments are set out below.

A. Change of Trustee and Structure of Roles

Pursuant to the Declarations of Trust, Barclays Canada currently performs the combined roles of trustee, manager and investment advisor for the Funds.

Unitholders of each Fund will be asked to consider, and if thought fit, pass a resolution amending the Declarations of Trust to reflect the appointment of the New Trustee as trustee and to allow the New Trustee the discretion to retain its affiliates to perform the management and investment advisory duties set out in the Declarations of Trust.

Management Services

The Declarations of Trust will be amended so that the New Trustee, unless it determines that it will itself act as manager, shall appoint or retain a manager to manage the business and affairs of the Funds on such terms and conditions as the New Trustee may determine. Pursuant to the proposed amendments, the New Trustee may grant or delegate to a manager such authority as the New Trustee, in its sole discretion, may deem necessary or desirable to effect the actual administration of the duties of the New Trustee under the Declarations of Trust. The New Trustee may grant broad discretion to the manager to, among other things, administer and manage the day-to-day operation of the Funds, to act as agent for the Funds, to execute documents on behalf of the Funds and to make decisions which conform to general policies and principles set forth in the Declarations of Trust or established by the New Trustee.

The manager will exercise its powers and duties pursuant to a management agreement, including the power to make all decisions regarding the business of the Funds and to further delegate administration of the Funds, where in the discretion of the manager it would be in the best interests of the Funds and Unitholders to do so. To the extent possible, the terms of such management agreements will conform with Brompton's customary form of such agreement.

Investment Advisory Services

If the proposals are approved, upon closing of the transaction Brompton Capital Advisors Inc. (the "Advisor") will be retained pursuant to an advisor agreement to act as the investment advisor of each Fund. The Advisor's responsibilities will include making investment decisions, executing trades and maintaining each Fund's portfolio in accordance with its investment guidelines. To the extent possible, the terms of the advisor agreements will conform with Brompton's customary form of such agreement.

The Advisor is registered as a Limited Market Dealer and an Investment Counsel and Portfolio Manager in the Province of Ontario and currently provides advisory services for over $1.8 billion in assets. The principal office of the Advisor is located at Bay Wellington Tower, BCE Place, 181 Bay Street, Suite 2930, Toronto, Ontario, M5J 2T3.

Fees

Fees payable pursuant to the management agreements, if applicable, and the advisor agreements will be paid by the New Trustee out of the fees payable to the New Trustee under the Declarations of Trust. As a result, the current trustee fees of the Funds will not increase in connection with the Transfer to Brompton. Where an underlying fund invests in another fund affiliated with Barclays Canada, that underlying fund will, from and after the effective date of the Transfer, bear the fees and expenses associated with such investment, which will result in a higher management expense ratio for such underlying fund.

B. Changes to Redemption Provisions

Redemption Dates and Notice Period

Unitholders of BAI, BAC, BDS and BTH will be asked to consider an amendment to the Declarations of Trust for these Funds in order to allow Units of such Funds to be surrendered for redemption on the second last business day of either November or December in any year, depending on the Fund (the "Redemption Date"), provided that the Units are surrendered by 5:00 p.m. (Toronto time) on a day that is at least 20 business days prior to the Redemption Date.

Unitholders of BAE will be asked to consider an amendment to the Declaration of Trust in order to provide that Units must be surrendered by 5:00 p.m. (Toronto time) on a day that is at least 20 business days prior to November 15, BAE's current redemption date (the "BAE Redemption Date").

Unitholders will benefit from these amendments because:

- they will create consistency in redemption dates and notice periods for the Funds, which Brompton believes will streamline the redemption process;
- they will make it easier for investors and their advisors to remember and should limit instances of investors missing their opportunity for redemption; and
- by combining the dates of the Funds with the existing Brompton funds, Brompton should be able to achieve economies of scale and trading efficiencies, which will result in administrative savings for the benefit of all Funds and Unitholders.

The proposed redemption dates and notice periods conform to the redemption dates and notice periods for Brompton's existing funds. Currently, the redemption dates for the Funds range from January to November of each year.

Similar to the current redemption process, a Unitholder who desires to exercise redemption privileges must do so by causing the CDS Participant (as hereinafter defined), normally the Unitholder's broker or dealer through which he or she holds his or her Units, to deliver to The Canadian Depository for Securities Limited ("CDS") at its office in the City of Toronto on behalf of the Unitholder, a redemption notice of the Unitholder's intention to redeem Units by no later than 5:00 p.m. (Toronto time) on the relevant notice date described above.

Pursuant to the current terms of the Declarations of Trust for the Funds, the 2006 redemption date for each of the Funds except BAE has already occurred. If the proposals are approved, these changes will become effective for 2006, effectively providing Unitholders of all Funds other than BAE with an additional redemption right this year. Commencing in 2007, pursuant to the amended Declarations of Trust, to redeem Units, Unitholders of each of the Funds will have to surrender their Units for redemption as described in the table set out below:

Fund	Current Redemption Date	Additional Redemption Date for 2006	Final Date for Submitting Additional 2006 Redemption Notice [1]	Redemption Date For 2007 and Onward
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	July 28, 2006	December 28, 2006	November 27, 2006	2nd last business day of December
Barclays Advantaged Equal Weighted Income Fund	November 15, 2006	not applicable	October 17, 2006	November 15 or the next business day
Barclays Advantaged Corporate Bond Fund	July 28, 2006	November 29, 2006	October 31, 2006	2nd last business day of November
Barclays Income + Growth Split Trust	May 30, 2006	November 29, 2006	October 31, 2006	2nd last business day of November
Barclays Top 100 Equal Weighted Income Fund	January 16, 2006	December 28, 2006	November 27, 2006	2nd last business day of December

Notes:

(1) The information provided in this column for BAE relates to the BAE Redemption Date, since BAE will not have an additional redemption date for 2006.

Redemption Price

Unitholders of each Fund will be asked to consider an amendment to the Declarations of Trust so that Units surrendered for redemption will be redeemed on the applicable redemption date at a redemption price per Unit equal to 100% of the net asset value per Unit (calculated as described below) on the applicable redemption date, less any costs associated with the redemption, including all brokerage costs and less any income or net realized capital gains of the Fund that are distributed to a Unitholder concurrently with the proceeds of disposition on redemption (the "Redemption Amount"). For BAI, BAC, BDS and BTH payment of the Redemption Amount will be made on or before the tenth business day of the month subsequent to the Redemption Date. For BAE, payment of the Redemption Amount will be made on or before the tenth business day following the BAE Redemption Date. In each case, payment will be subject to provisions in the Declarations of Trust allowing the New Trustee the right to suspend redemptions in certain circumstances.

Unitholders will benefit from these amendments because:

- they will create consistency of treatment for Unitholders of all Funds since the Declarations of Trust for the Funds currently provide different methodologies for calculating the redemption price; and

- they will ensure that redemption costs are borne by redeeming Unitholders rather than the Funds and remaining Unitholders.

It is also proposed to amend the Declarations of Trust so that, for the purposes of calculating the net asset value of the Funds on the applicable redemption date in respect of the Redemption Amount, the value of the listed securities comprising the portfolios of BAI, BAC, BDS and BTH will be equal to the weighted average trading price of such listed securities over the last three business days of the month in which the applicable redemption date occurs and for BAE, the value of the listed securities comprising its portfolio will be equal to the weighted average trading price of such listed securities over the last three business days ending on the applicable redemption date.

Unitholders will benefit from this amendment because Brompton believes that using the weighted average trading price will protect Unitholders from valuation anomalies that can be created by price volatility in a single day's trading.

For the purposes of calculating a Fund's net asset value, the Declarations of Trust for the Funds currently provide that the value of listed securities is based on the closing market price of such securities.

It is expected that a new requirement of the *Canadian Institute of Chartered Accountants* will require the Funds to value listed securities at the bid price rather than the closing sale or market price of such securities. BFML will comply with any such requirement when it comes into force.

For further details of the current redemption provisions of each of the Funds, see the Annual Information Forms, which are specifically incorporated by reference into, and form an integral part of, this Circular. See "Documents Incorporated by Reference".

C. Change in Frequency of Calculating Net Asset Value

Unitholders of each Fund will be asked to consider an amendment to the Declarations of Trust to allow the New Trustee to calculate the net asset value for the Funds weekly rather than daily as at the close of business on each valuation date (the "Valuation Date"). At a minimum, the Valuation Date will be Thursday of each week, or if any Thursday is not a business day, the immediately preceding business day, and the last business day of each month, and includes any other date on which the New Trustee elects, in its discretion, to calculate the net asset value per Unit.

Unitholders will benefit from this amendment because:

- decreasing the frequency of such calculations will result in lower administrative costs for the Funds for the benefit of all Unitholders; and

- Brompton believes that calculating the net asset value of each Fund weekly rather than daily is consistent with the market standard for closed-end funds and reflects the frequency in which such information is reported by the financial press.

The New Trustee will make available to the financial press for publication on a weekly basis the net asset value per Unit for each of the Funds. The net asset value per Unit for each of the Funds will also be provided by the New Trustee to Unitholders on request and will be posted on Brompton's website (www.bromptongroup.com) for that purpose.

Currently, the Declarations of Trust require the value of each Fund's assets to be calculated on each business day (except in circumstances in which redemptions have been suspended).

D. Changes to Termination Provisions

Elimination and Extension of Termination Dates

Unitholders of each Fund will be asked to consider amending the Declarations of Trust to change the termination dates for the Funds as follows:

Fund	Symbol	Current Termination Date	Proposed Termination Date
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	BAI	December 15, 2010	December 15, 2016
Barclays Advantaged Equal Weighted Income Fund	BAE	November 15, 2010	November 15, 2016
Barclays Advantaged Corporate Bond Fund	BAC	March 15, 2014	March 15, 2016
Barclays Income + Growth Split Trust	BDS	May 31, 2009	none (indefinite)
Barclays Top 100 Equal Weighted Income Fund	BTH	November 30, 2014	none (indefinite)

The Declarations of Trust for BTH and BDS will be amended so that BTH and BDS will continue until the date specified in a resolution approved by a two-thirds majority of the votes cast at the meeting of Unitholders called for the purpose of considering termination of BTH or BDS, respectively.

Currently, each Fund has a different fixed termination date pursuant to the Declarations of Trust. Any amendment to the termination date of a Fund will not affect the Unitholders' right to redeem Units of such Fund each year. For details of the current termination provisions of each of the Funds, see the Annual Information Forms, which are specifically incorporated by reference into, and form an integral part of, this Circular. See "Documents Incorporated by Reference".

Early Termination Without Unitholder Approval

Unitholders of each Fund will be asked to consider amending the Declarations of Trust to allow the New Trustee the discretion to terminate the Funds before the Funds' respective termination dates without the approval of Unitholders if, in its opinion, (i) it would be in the best interests of the Unitholders of the Fund to do so; and (ii) if other investment options, such as investing in another Brompton fund, cannot be made available to Unitholders who wish to continue their investment.

Unitholders will benefit from this amendment because:

- Brompton believes that having the ability to terminate the Funds without Unitholder approval before the termination date protects investors in circumstances where a Fund becomes too small and inefficient to manage, such that expenses per Unit increase and the trading liquidity of the Units is reduced;

- under certain circumstances, termination may be reasonable and in the best interests of Unitholders since it allows Unitholders to realize the net asset value per Unit at the time the Fund is terminated rather than forcing them to sell Units in the market at a significant discount; and

- the ability to terminate the Funds early will eliminate the substantial costs associated with holding a Unitholder meeting (normally borne by the Fund) to obtain Unitholder approval, which would otherwise be required to effect an early termination.

In such circumstances, Brompton will provide at least 30 and no more than 60 days' notice to Unitholders of such termination date and will issue a press release in advance thereof. In connection with such a termination, Unitholders of a Fund will be entitled to receive a pro rata amount of the Fund's property after paying or providing for all liabilities and obligations of the Fund.

The Declarations of Trust do not currently provide the trustee with the discretion to terminate the Funds early without obtaining Unitholder approval.

E. Addition of Permitted Merger Provisions

Unitholders of each Fund will be asked to consider amending the Declarations of Trust so that the New Trustee may, without obtaining Unitholder approval, merge the Funds into another investment fund or permit another investment fund to merge into the Funds (a "Permitted Merger"), provided that:

(a) the investment fund(s) with which the Fund is merged is an investment fund that is managed by the New Trustee or one of its affiliates (an "Affiliated Fund");

(b) Unitholders are permitted to redeem their Units at the Redemption Amount per Unit prior to the effective date of the merger;

(c) the New Trustee must have determined in good faith that the merger is in the best interests of Unitholders and in connection with the preferred securities of BDS, such merger does not affect the timeliness or priority of payments to holders or otherwise materially adversely affect such holders as a class; and

(d) the merger of the Fund and the Affiliated Fund(s) is completed on the basis of an exchange ratio determined with reference to the net asset value per unit of each of the Fund and the Affiliated Fund(s).

Pursuant to this amendment, if the New Trustee determines that it is appropriate and desirable, it can effect a Permitted Merger, including any required changes to the Declarations of Trust, without Unitholder approval. If a decision is made to effect a Permitted Merger, the New Trustee will provide notice to Unitholders and issue a press release at least 40 business days in advance of the anticipated effective date of the proposed Permitted Merger disclosing details of the proposed Permitted Merger.

Unitholders will benefit from this amendment because:

- in circumstances where a Fund becomes too small and inefficient to manage, expenses per Unit increase and liquidity is reduced, making it more likely that the securities of the Fund will trade at a discount. Brompton believes that merging such a Fund with an Affiliated Fund may be in the best interests of Unitholders since it will allow them to continue their investment in a fund that is more likely to be cost efficient, liquid and trading at less of a discount without forcing Unitholders to incur trading costs that would normally be necessary to switch their investment;

- a Permitted Merger will eliminate the substantial costs associated with holding a Unitholder meeting (normally borne by the Fund) to obtain Unitholder approval, which would otherwise be required to effect a merger;

- a Permitted Merger may also afford Unitholders the potential opportunity, though not guaranteed, to move their investment to a new fund without triggering a taxable event; and

- Unitholders will have the opportunity to redeem their Units at the Redemption Amount per Unit prior to implementing a Permitted Merger.

Merged funds may have different investment objectives, strategies, guidelines and restrictions and, accordingly, the units of the merged fund may be subject to different risk factors. Currently, the Declarations of Trust do not permit the Funds to merge with another issuer without obtaining Unitholder approval.

F. Removal of the Advisory Board

It is expected that proposed National Instrument 81-107 – *Independent Review Committee for Investment Funds* ("NI 81-107"), will require the Funds to establish an Independent Review Committee to oversee all decisions involving an actual or perceived conflict of interest faced by BFML in the operation of the Funds. BFML will comply with any such legislation when it comes into force. After the Transfer and prior to NI 81-107 coming into force, the board of directors of BFML will take the place of the current advisory board (the "Advisory Board"). Unitholders of each Fund will be asked to consider amending the Declarations of Trust to remove the Advisory Board requirement for each of the Funds.

Unitholders will benefit from this amendment because:

- Brompton believes that the Advisory Board of each of the Funds will no longer be necessary after the Transfer given that three of the five members of the board of directors of the New Trustee will be independent of the New Trustee and its affiliates, other than in their roles as directors thereof;

- the independent directors of the New Trustee will provide independent advice to the New Trustee in its role as trustee and manager for each of the Funds, including with respect to conflicts of interest or potential conflicts of interest or related party transactions identified by the New Trustee;

- the three independent directors comprise BFML's audit committee and corporate governance committee;

- independent directors have fiduciary duties at law and must have regard to the New Trustee's duties as trustee of each of the Funds, to exercise its powers and carry out their duties honestly, in good faith and in the best interests of the Funds and Unitholders and to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

- any question or matter arising in respect of a Fund that may involve or create a conflict of interest or potential conflict of interest, or a related party transaction in respect of such Fund, the New Trustee in its role as trustee and manager, or any of their respective affiliates (as determined solely by the independent directors of the New Trustee), shall only be passed on by a resolution of the independent directors of the New Trustee.

For further details on independent board members, see "The Transfer – Directors and Officers of the New Trustee".

Currently, the Declarations of Trust require that the Funds have an Advisory Board to provide independent advice to Barclays Canada to assist Barclays Canada in performing its trusteeship and management services. For further details on the Advisory Board, see "Directors and Officers of Barclays Canada – Advisory Board".

G. Other Amendments and Changes Not Requiring Unitholder Approval

Change of Fund Names

In connection with the transactions, and to reflect the change of trusteeship and management of the Funds, the name of each of the Funds will be changed. The Funds' TSX ticker symbols will remain the same. Set out below are the current and proposed names for each of the Funds:

Name Prior to Transfer	Name After Transfer
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	BG Advantaged S&P®/TSX® Income Trust Index Fund
Barclays Advantaged Equal Weighted Income Fund	BG Advantaged Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund	BG Advantaged Corporate Bond Fund
Barclays Income + Growth Split Trust	BG Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund	BG Top 100 Equal Weighted Income Fund

Loans for Working Capital Purposes

Currently, the Declarations of Trust permit the Funds to borrow money for working capital purposes.

Brompton has indicated that after the closing it may institute borrowing for all Funds for working capital purposes. Drawings under a loan facility will be made when the New Trustee believes it is prudent to do so.

The amount of the loan facility for working capital purposes for each Fund will not exceed 10% of the Fund's total assets determined at the time of borrowing. In the event that the total amount borrowed by a Fund at any time exceeds the total permitted borrowing under the Fund's Declaration of Trust, securities held by the Fund will be sold in an orderly manner and the proceeds therefrom used to reduce indebtedness so that the amount borrowed by the Fund does not exceed the Fund's permitted borrowings.

Brompton expects that the terms, conditions, interest rates, fees and expenses of and under the loan facility of each Fund will be typical for loans of this nature. The lenders will be at arm's length to the Funds, the New Trustee and their respective affiliates and associates. Brompton anticipates that the lenders will require the Funds to provide a security interest in some or all of their assets in favour of the lenders to secure such borrowings. The New Trustee will ensure that in the event of default, the lenders' recourse will be limited to the assets of the Fund.

Brompton believes that instituting working capital loan facilities will provide the Funds with flexibility in managing daily cash requirements and will provide the Funds with the potential to avoid selling securities to fund cash requirements, which can incur costs and/or trigger capital gains. Finally, additional working capital will allow the Funds to time the selling of securities to minimize cost and market impact, which may result in added value to the Funds.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF BARCLAYS CANADA

The Board of Directors of Barclays Canada has determined that the extraordinary resolutions attached to the Circular as Appendices I to V are in the best interests of the Funds and their Unitholders. In making this determination, the Board considered the impact of the proposals on the Funds and their Unitholders and reviewed the proposals with the Advisory Board of the Funds. Accordingly, the Board of Directors of Barclays Canada, as trustee of the Funds, unanimously recommends that Unitholders of each Fund vote in favour of its extraordinary resolution.

In arriving at this determination, consideration was given to the following factors:

- Barclays Canada has made a strategic decision to focus its resources on its iShares™ family of exchange-traded funds, and to transfer the trusteeship and management of its BARCLAYS*funds*™ closed-end fund business;
- By transferring the management and trusteeship of the Funds to Brompton, Barclays Canada believes that Unitholders will continue to have access to high-quality investment products while ensuring Unitholders' interests will be protected. Brompton is a leader in Canada's structured products market that specializes in the management of closed-end funds with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance;
- The amendments to the Declarations of Trust of each of the Funds are being made in order to make certain provisions of the Declarations of Trust consistent with the terms of other funds managed by Brompton. Barclays Canada believes that the proposed amendments to the Declarations of Trust are reasonable and do not adversely affect the protection of Unitholders or the soundness of an investment in the Funds;
- The transactions will not result in a disposition by the Unitholders of Units for tax purposes;

- Unitholders of each of the Funds except BAE have been provided with an additional redemption right in 2006 and the proposed changes to the redemption provisions reflect current industry practices; and
- The ability to implement a Permitted Merger, combined with Brompton's suite of available Affiliated Funds, provides flexibility if a Fund becomes too small and inefficient to manage.

CONDITIONS TO IMPLEMENTING THE PROPOSALS

The transaction will not be implemented unless the matters described in this Circular are approved by the Unitholders of each of the Funds, and all required regulatory and exchange approvals are obtained.

The extraordinary resolutions of each of the Funds must be approved by a two-thirds majority of the votes cast by Unitholders of each of the Funds.

There can be no assurance that the conditions precedent to implementing the proposals will be satisfied on a timely basis, if at all. If the proposals presented in this Circular do not receive the requisite Unitholder approval, or if any required approval is not obtained, none of the proposed changes that form a part of the proposals will be implemented. Under such circumstances, the Transfer will not be implemented and the Funds will continue to exist in their present form.

EXPENSES OF THE PROPOSALS

Whether or not the extraordinary resolutions are approved, all costs and expenses incurred in connection with the calling and holding of the Meetings will be borne by Barclays Canada and Brompton and not by the Funds.

TERMINATION OF THE PROPOSALS

The extraordinary resolutions may, at any time before or after the holding of the Meetings of Unitholders of each of the Funds (but prior to the entering into of any amendment to the Declaration of Trust of any of the Funds giving effect to the extraordinary resolutions or closing the sale of the business to Brompton) be terminated by the Board of Directors of Barclays Canada without further notice to, or action on the part of, Unitholders if such Board determines in its sole judgement that it would be inadvisable for the transactions to proceed.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AND IN MATERIAL TRANSACTIONS

Barclays Canada is the trustee of the Funds. Barclays Canada receives a fee from each of the Funds as described in the Annual Information Forms, which are specifically incorporated by reference into, and form an integral part, of this Circular.

Barclays Canada or its affiliates may also earn fees as a result of securities lending activities of the Funds. Barclays Canada and investment funds managed by it may also earn fees as a result of lending securities to the counterparties under forward agreements entered into by the Funds ("Counterparties") and their affiliates from time to time, under the terms of securities lending arrangements established in the ordinary course of business. Certain of the securities lent by Barclays Canada or its affiliates or funds managed by Barclays Canada may be sold by the Counterparties or their affiliates on normal commercial terms. Affiliates of Barclays Canada may also earn fees as a result of the trading activities of the Funds from time to time. Barclays Canada and its affiliates may from time to time own Units of the Funds. As at July 31, 2006, Barclays Canada owned 10,400 Units of BAC. See "Documents Incorporated by Reference". See "Directors and Officers of Barclays Canada" for a description of Units of the Funds and preferred securities of BDS beneficially owned by directors and certain senior officers of Barclays Canada.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to Barclays Canada and the Funds, the following is a summary of the principal Canadian federal income tax considerations relating to the proposals that are generally applicable to individuals (other than trusts) who at all relevant times for purposes of the *Income Tax Act* (Canada) (the "Tax Act") are resident in Canada, hold Units of the Funds as capital property and deal at arm's length with and are not affiliated with the Funds ("Holders"). Certain Holders to whom such securities might not otherwise qualify as capital property may be entitled to make the irrevocable election in the circumstances permitted by subsection 39(4) of the Tax Act to deem such securities (and all other Canadian securities owned by the Holder) to be capital property.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Tax Regulations"), all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the current administrative practices published by the Canada Revenue Agency (the "CRA"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, excepting the Tax Proposals, does not otherwise take into account or anticipate any changes to the Tax Act or Tax Regulations whether by judicial, governmental or legislative action or decision, nor any changes in the administrative practices of the CRA, nor does it consider provincial, territorial or foreign income tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be treated as, legal or tax advice to any particular Holder. Holders should consult their own tax advisors for advice about their specific circumstances.

The changes set forth in the extraordinary resolutions attached to the Circular as Appendices I to V will not constitute a disposition of Units if the extraordinary resolutions are approved by Unitholders.

ELIGIBILITY FOR INVESTMENT

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to Barclays Canada and the Funds, provided that each of the Funds qualifies as a "mutual fund trust" for the purposes of the Tax Act, Units of the Funds will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

UNITS AND PRINCIPAL HOLDERS

The Units outstanding in each of the Funds as at July 31, 2006 are described under the heading "BARCLAYS*funds*™".

As at July 31, 2006, to the knowledge of Barclays Canada and its officers, no person owns of record more than 10% of the outstanding Units of any of the Funds other than CDS & Co., the nominee of CDS, which holds all of the Units of each of the Funds as registered owner for various brokers and other persons on behalf of their clients and others and the names of the beneficial owners of such Units are not known to the Funds.

DIRECTORS AND OFFICERS OF BARCLAYS CANADA

Directors and Senior Officers

The Funds have no officers or directors. Disclosure under this item is for Barclays Canada.

The name, municipality of residence, position with Barclays Canada, principal occupation and beneficial ownership of Units as at July 31, 2006 of each of the directors and senior officers of Barclays Canada are as follows:

Name and Municipality	Position with Barclays Canada	Principal Occupation	Units Beneficially Owned
RAJIV SILGARDO Toronto, Ontario	Chief Executive Officer, President, Chief Investment Officer and Director	Chief Executive Officer, President, Chief Investment Officer and Director, Barclays Canada	6,025 (BAE.UN); 3,295 (BDS.UN); 1,052 (BDS.PR.A); 1,208 (BAI.UN)
WILLIAM CHINERY Toronto, Ontario	Manager, Business Development and Client Services and Director	Manager, Business Development and Client Services and Director, Barclays Canada	None
WARREN COLLIER Bayham, Ontario	Chief Operating Officer & Head of Legal	Chief Operating Officer & Head of Legal, Barclays Canada	1,121 (BTH.UN)
SUBHAS SEN Mississauga, Ontario	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer, Barclays Canada	None
MARGARET GUNAWAN Toronto, Ontario	Assistant Corporate Secretary	Counsel, Barclays Canada	None

All directors and officers listed above held their current position or other positions with Barclays Canada during the past five years except as follows:

Margaret Gunawan

Ms. Gunawan has been counsel at Barclays Canada since February 2005. Prior to joining Barclays Canada, Ms. Gunawan was employed as counsel at Royal Bank of Canada from January 2000 to January 2005 and, prior to that time, Ms. Gunawan practised law as an associate at Ogilvy Renault LLP.

Advisory Board

The Trust has established an Advisory Board for each Fund consisting of two members appointed by Barclays Canada to provide independent advice to Barclays Canada to assist Barclays Canada in performing its services under the Declarations of Trust. All fees and expenses of the Advisory Board are paid by the Funds and have been included in the Funds' estimated annual operating expenses. The following are the members of the Advisory Board:

Paul Halpern

Mr. Halpern is a Professor of Finance and the Toronto Stock Exchange Chair in Capital Markets at the Rotman School of Management, University of Toronto. He is Chair of the Advisory Board of the Canadian Investment Review, a Board member of the Canadian Foundation for Investor Education and the Director of the Capital Markets Institute at the University of Toronto. Professor Halpern holds a Bachelor of Commerce from the University of Toronto, as well as MBA and Ph.D. degrees from the University of Chicago in Finance.

Connie Roveto

Ms. Roveto is an independent consultant with over 20 years experience in the investment and financial services business. Ms. Roveto was President and Chief Operating Officer of Elliott & Page Limited from December 2000 to December 2001. From June 1996 to November 2000, Ms. Roveto was the Chief Operating Officer of The Trust Company of Bank of Montreal and was a Senior Vice President of the Bank of Montreal. Ms. Roveto holds Bachelor of Arts (Honours) and Bachelor of Education degrees from the University of Toronto. Ms. Roveto is one of the first individuals in Canada to receive the certification of ICD.D from the Institute of Corporate Directors. She has served on the boards of directors of numerous private and public sector organizations and is currently Chair of the Board of Management of the Canada Revenue Agency.

Conflicts of Interest

The services of Barclays Canada and its officers and directors are not exclusive to the Funds. Barclays Canada or any of its affiliates and associates may, at any time, engage in the promotion, management or investment management of any other fund or trust, and provide similar services to other investment funds and other clients and engage in other activities. Investment decisions for the Funds are made independently of those made for other clients and independently of investments of Barclays Canada. On occasion, however, Barclays Canada may make the same investment for the Funds and for one or more of its other clients. If a Fund and one or more of the other clients of Barclays Canada are engaged in the purchase or sale of the same security, the transactions will be effected on an equitable basis.

MATERIAL CONTRACTS

For descriptions of the material contracts relating to each Fund, see the Annual Information Forms, which are specifically incorporated by reference into, and form an integral part of, this Circular. See "Documents Incorporated by Reference".

AUDITORS, CUSTODIAN, AND TRANSFER AGENT

The auditor of each of the Funds is PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Box 82, Royal Trust Tower, TD Centre, Toronto, Ontario M5K 1G8.

Computershare Investor Services Inc. is the registrar and transfer agent for each of the Funds at its principal office in Toronto, Ontario.

IBT Trust Company (Canada), a subsidiary of Investors Bank and Trust Company, a U.S. Bank, serves as custodian of each of the Funds at its principal office in Toronto, Ontario.

GENERAL PROXY INFORMATION

Circular

This Circular is furnished in connection with the solicitation of proxies by management of the Funds to be used at Meetings of Unitholders of each Fund or at any adjournment thereof. The Meetings will be held concurrently with separate votes for each Fund on September 22, 2006 at 9:00 a.m. (Toronto time) at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Suite 6300, 100 King Street West, Toronto, Ontario for the purposes set forth in the notice of special meetings of Unitholders accompanying this Circular (the "Notice"). Solicitation of proxies will be by mail, and may be supplemented by telephone or other personal contact by representatives or agents of the Funds. The cost of soliciting proxies will be borne by Barclays Canada and Brompton.

The information set out below applies to the Meeting of each of the Funds.

Voting Rights, Record Date, Quorum and Proxy Information

To be used at the Meeting, a proxy must be deposited with Computershare Investor Services Inc. ("Computershare") by delivery to its principal offices in Toronto at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department at any time up to 5:00 p.m. (Toronto time) on September 20, 2006, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day of any adjournment of the Meeting.

Only holders of record of Units of the Fund at the close of business on August 18, 2006 will be entitled to receive notice of the Meeting and to vote in respect of the matters to be voted at the Meeting, or any adjournment thereof, including the extraordinary resolutions.

With respect to each matter properly presented before the Meeting, a Unitholder shall be entitled to one vote for each Unit of the Fund registered in the name of such Unitholder. In order to become effective the extraordinary resolution on which Unitholders vote must be approved by 66⅔% of

Unitholders of each of the Funds voting on such matters. Only Unitholders of a particular Fund may vote on the extraordinary resolution pertaining to such Fund.

Pursuant to the Declaration of Trust for each Fund, a quorum at the Meeting will consist of two or more Unitholders present in person or by proxy representing not less than 5% of the Units outstanding of each Fund. If a quorum of Unitholders is not constituted within 30 minutes from the time fixed for holding the Meeting, the Meeting will be adjourned by the Chairman of the Meeting. If adjourned, the Meeting will be rescheduled for 9:00 a.m. (Toronto time) on September 25, 2006 without further notice. The Unitholders present at any such adjourned Meeting will constitute a quorum.

Appointment of Proxy Holders

Unitholders who are unable to be present at the Meeting may still vote through the use of proxies. If you are a Unitholder, you should complete, execute and return the enclosed proxy form. By completing and returning the enclosed proxy form, you can participate in the Meeting through the person or persons named on the form. Please indicate the way you wish to vote and your vote will be cast accordingly. **If you do not indicate a preference, the Units represented by the enclosed proxy form, if the same is executed in favour of the management appointees named in the proxy form and deposited as provided in the Notice, will be voted in favour of all matters identified in such Notice.**

Discretionary Authority of Proxies

The proxy form confers discretionary authority upon the management appointees named therein with respect to such matters, including without limitation, amendment or variation to the extraordinary resolutions, as, though not specifically set forth in the Notice, may properly come before the Meeting. Management does not know of any such matter which may be presented for consideration at the Meeting. However, if such a matter is presented, the proxy will be voted on the matter in accordance with the best judgment of the management appointees named in the proxy form.

On any ballot that may be called for at the Meeting, all Units in respect of which the management appointees named in the accompanying proxy form have been appointed to act will be voted in accordance with the specification of the Unitholder signing the proxy form. If no specification is made, the Units will be voted in favour of all matters identified in the Notice.

Alternate Proxy

A Unitholder has the right to appoint a person or company to represent them at the Meeting other than the management appointees designated on the accompanying proxy form by crossing out the printed names and inserting the name of the person he or she wishes to act as proxy in the blank space provided, or by completing another proxy form. Proxy forms which appoint persons other than the management appointees whose names are printed on the form should be submitted to the Fund and the person so appointed should be notified. A person acting as proxy need not be a Unitholder.

The Units represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for. If the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. If no specification is made, the Units may be voted in accordance with the best judgment of the person named in the proxy form. Furthermore, the person named in the proxy form will have discretionary authority with respect to any amendments to the matters set forth in the Notice and with respect to any other matters that may properly come before the Meeting, and Units will be voted on such amendments and other matters in accordance with the best judgment of the person named in the proxy form.

Revocation of Proxies

If the accompanying form of proxy is executed and returned, the proxy may nevertheless be revoked by an instrument in writing executed by the Unitholder or his or her attorney authorized in writing, as well as in any other manner permitted by law. Any instrument revoking a proxy must either be deposited (i) at the registered office of Computershare no later than 5:00 p.m. (Toronto time) on the

day before the day of the Meeting or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. If the instrument of revocation is deposited with the Chairman on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to that proxy.

Solicitation of Proxies

The cost of this solicitation of proxies will be borne by Barclays Canada. Barclays Canada will reimburse brokers, custodians, nominees and fiduciaries for the proper charges and expenses incurred in forwarding this Circular and related materials to beneficial owners of Units. Requests for reimbursement should be sent to Barclays Canada at BCE Place, 161 Bay Street, Suite 2500, Toronto, Ontario M5J 2S1. In addition to solicitation by mail, officers and directors of Barclays Canada may, without additional compensation, solicit proxies personally or by telephone.

Advice to Beneficial Holders of Units

The information set forth in this section is of significant importance to beneficial Unitholders ("Beneficial Unitholders"). The Units of each of the Funds are held in book-entry form in the name of CDS & Co., the nominee of CDS, and not in the name of Beneficial Unitholders. CDS is a limited purpose corporation organized as a "clearing corporation" under the applicable provincial securities regulatory authorities. CDS is owned or controlled by its participants ("CDS Participants") and was created to hold securities for CDS Participants and to facilitate the clearance and settlement of securities transactions between CDS Participants through electronic book entries, thereby eliminating the need for physical movement of certificates. CDS Participants include securities brokers and dealers, banks, trust companies, and clearing corporations. Indirect access to the CDS system is also available to others such as bankers, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a CDS Participant, either directly or indirectly.

As a result of the Funds issuing their Units in book-entry form only, CDS is the sole registered Unitholder of each of the Funds. Only registered Unitholders or the persons they appoint as proxies are permitted to vote at the respective Meetings. All of the Beneficial Unitholders of each of the Funds hold their Units through either CDS Participants or intermediaries, such as brokers, dealers or their nominees. Units held by brokers, dealers or their nominees through CDS & Co. can only be voted upon the instructions of the Beneficial Unitholder. Without specific instructions, CDS & Co. and brokers, dealers and their nominees are prohibited from voting Units for their clients. The Funds do not know for whose benefit the Units registered in the names of CDS & Co. are held. Therefore, Beneficial Unitholders cannot be recognized at the Meeting for purposes of voting their Units in person or proxy unless they comply with the procedures described in the Notice and Circular.

Applicable regulatory policy requires brokers, dealers and other intermediaries to seek voting instructions from Beneficial Unitholders in advance of unitholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its intermediary is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholders how to vote on behalf of the Beneficial Unitholders. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares a voting instruction form which it mails to the Beneficial Unitholders and asks Beneficial Unitholders to complete and return directly to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. **A Beneficial Unitholder receiving a voting instruction form cannot use that form to vote Units directly at the Meeting. Rather, the voting instruction form must be returned to ADP in accordance with its instructions in advance of the Meeting in order to have the Units voted.**

If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please contact your broker, dealer or other intermediary well in advance of the Meeting to determine how you can do so.

If you are a Unitholder and wish to vote in favour of the extraordinary resolutions, you should submit a completed voting instruction form voting in favour of the extraordinary resolutions in advance of the 5:00 p.m. (Toronto time) deadline on September 20, 2006 for the deposit of proxies.

Voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the internet at www.proxyvote.com.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into the Circular from documents filed with securities commissions or similar authorities in Canada. The Annual Information Form of each of the Funds for the fiscal year ended December 31, 2005, each dated April 28, 2006, are specifically incorporated by reference into, and form an integral part of, this Circular.

The documents incorporated by reference are available on SEDAR at www.sedar.com. Upon request, Barclays Canada will promptly provide a copy of any such document free of charge to Unitholders. See "Additional Information".

ADDITIONAL INFORMATION

Additional information on each of the Funds is provided in the Funds' 2005 (i) annual report, *which includes the Funds' audited comparative financial statements; and (ii) management report of fund* performance. Copies of these documents may be obtained from Barclays Canada upon sending a request stating the Fund for which information is being requested to BCE Place, 161 Bay Street, Suite 2500, Toronto, Ontario, M5J 2S1.

Copies of these documents can also be obtained at no cost by calling 1-866-486-4874, or from your dealer or by email at barclaysfunds@barclaysglobal.com. These documents and other information about each of the Funds, such as the Annual Information Forms and material contracts, are also available at www.sedar.com. Additional information about each of the Funds is also available at www.barclaysfunds.ca.

LICENSING AND TRADEMARK MATTERS

Goldman Sachs

Under the terms of its license agreement with Goldman, Sachs & Co., Barclays Canada has agreed to include the following language in this Circular regarding BAC:

The Fund is not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates. Neither Goldman, Sachs & Co. nor any of its affiliates make any representation regarding the advisability of investing in the Barclays Advantaged Corporate Bond Fund.

Trademark Notice

"GS $ InvesTop™ Index" and "GS $ HyTop™ Index" are trademarks of Goldman, Sachs & Co.

Patent Notice

The methodology of the GS $ InvesTop™ Index and the GS $ HyTop™ Index is owned by Goldman, Sachs & Co., may be covered by one or more patents or pending patent applications and is provided under license from Goldman, Sachs & Co.

S&P and the TSX

Under the terms of its license agreement with Standard &Poor's, Barclays Canada has agreed to include the following language in this Circular regarding BAE, BAI and BDS (the "Licensed Funds"):

The Licensed Funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") or the TSX. S&P and the TSX make no representation, condition or warranty, express or implied, to the owners of the Units of such Funds or any

member of the public regarding the advisability of investing in securities generally or in the Units of the Licensed Funds particularly or the ability of the S&P/TSX Index to track general stock market performance or any other economic factors. S&P's only relationship to Barclays Canada is the licensing of certain trademarks and trade names of S&P and the TSX and/or of the S&P/TSX Index which are determined, composed and calculated by S&P without regard to Barclays Canada or the Licensed Funds. S&P and the TSX have no obligation to take the needs of Barclays Canada or the owners of the Units of the Licensed Funds into consideration in determining, composing or calculating the S&P/TSX Index. S&P and the TSX are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Licensed Funds to be issued or in the determination or calculation of the equation by which the Units of the Licensed Funds are to be converted into cash. S&P and the TSX have no obligation or liability in connection with the administration, marketing or trading of the Licensed Funds.

S&P AND THE TSX DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P/TSX INDEX OR ANY DATA INCLUDED THEREIN AND S&P AND THE TSX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE TSX MAKE NO WARRANTY, CONDITION OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS CANADA, OWNERS OF THE UNITS OF THE LICENSED FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P/TSX INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE TSX MAKE NO EXPRESS OR IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS AND EXPRESSLY DISCLAIM ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY, MERCHANTABLE QUALITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE S&P/TSX INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR THE TSX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

APPROVAL OF BARCLAYS CANADA

The Board of Directors of Barclays Global Investors Canada Limited has approved the contents and the sending of this Circular.

DATED at Toronto, Ontario this 18th day of August, 2006.

By order of the Board of Directors of Barclays Global Investors Canada Limited, as trustee of Barclays Advantaged S&P®/TSX® Income Trust Index Fund, Barclays Advantaged Equal Weighted Income Fund, Barclays Advantaged Corporate Bond Fund, Barclays Income + Growth Split Trust and Barclays Top 100 Equal Weighted Income Fund

Rajiv Silgardo
Chief Executive Officer

APPENDIX I

BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND
(the "Fund")

EXTRAORDINARY RESOLUTION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1. The change of the trustee of the Fund from Barclays Global Investors Canada Limited ("Barclays Canada") to BG Funds Management Limited and then to Brompton Funds Management Limited on the basis described in the BARCLAYS*funds*™ joint management information circular dated August 18, 2006 (the "Circular") is hereby authorized and approved.

2. The declaration of trust of the Fund dated April 28, 2003 (the "Declaration of Trust") is hereby amended by:

   (a) deleting the definition "Advisory Board";

   (b) adding the following new definition:

   ""Affiliated Fund" has the meaning ascribed thereto in Section 13.18.";

   (c) deleting the definition "Barclays" and substituting the following:

   ""Trustee" means the trustee of the Fund from time to time.";

   (d) adding the following new definition:

   ""Common Share Portfolio" has the meaning ascribed thereto in Section 10.2.";

   (e) adding the following new definition:

   ""Custodian" means the custodian of the Fund as appointed by the Trustee from time to time.";

   (f) deleting the words "any fees or amounts payable to members of the Advisory Board" in the fourth line of the definition "Expenses of the Fund" and substituting the following:

   "any fees or amounts payable to independent members of the board of directors of the Trustee or Manager";

   (g) deleting the definition "Index Fund" and substituting the following:

   ""Index Fund" means BAI Trust.";

   (h) deleting the words "dated March 14, 2003 made" in the definition "License Agreement";

   (i) adding the following new definition:

   ""Management Agreement" means a management agreement that may be entered into between a manager and the Trustee on behalf of the Fund respecting the management and administration of the Fund by such manager, as it may be amended from time to time.";

   (j) adding the following new definition:

   ""Manager" means the manager of the Fund, as may be appointed manager of the Fund in accordance with the terms hereof.";

   (k) adding the following new definition:

""Permitted Merger" has the meaning ascribed thereto in Section 13.18.";

(l) adding the following new definition:

""Redemption Amount" means the redemption amount determined pursuant to Section 4.1.1.";

(m) deleting the definition "Redemption Date" and substituting the following:

""Redemption Date" has the meaning ascribed thereto in Section 4.1.1.";

(n) deleting the definition "Redemption Payment Date" and substituting the following:

""Redemption Payment Date" has the meaning ascribed thereto in Section 4.1.2.";

(o) deleting the definition "Redemption Period";

(p) deleting the definition "Termination Date" and substituting the following:

""Termination Date" means December 15, 2016 or such other date as may be determined by Unitholders or the Trustee in accordance with the provisions of this Declaration of Trust.";

(q) adding the following new definition:

""Transfer Agent" means such company as may from time to time be appointed by the Fund to act as registrar, transfer agent and distribution agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent.";

(r) deleting the definition "Valuation Time" and substituting the following:

""Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects in its discretion to calculate Net Asset Value per Unit.";

(s) deleting all references to "Barclays" throughout the Declaration of Trust and, unless otherwise provided herein, substituting the word "the Trustee";

(t) deleting the word "Barclays" in the first and second lines of Section 2.1. and substituting the letters "BG";

(u) deleting Section 4.1.1. and substituting the following:

"Subject to the Fund's right to suspend redemptions (as described in Subsection 4.1.5 below), Units may be surrendered for redemption on the second last Business Day of December in any year (the "Redemption Date") where the Units are surrendered by 5:00 p.m. (Toronto time) on a day at least 20 Business Days prior to the Redemption Date at a redemption price per Unit that is equal to 100% of Net Asset Value per Unit minus any costs associated with the redemption, including all brokerage costs and less any income or net realized capital gains of the Fund that are distributed to a Unitholder concurrently with the proceeds of disposition on the redemption (the "Redemption Amount").";

(v) deleting Section 4.1.2. and substituting the following:

"Payment will be made by the Fund to the Unitholder on or before the tenth Business Day following the Redemption Date (such tenth Business Day being the "Redemption Payment Date"). Any unpaid distribution payable to Unitholders of record on or before the Redemption Date in respect of Units tendered for redemption will also be paid on the Redemption Payment Date. All redemption payments shall be made by wire transfer of

immediately available funds or by cheque drawn on a Canadian chartered bank or a trust company in lawful money in Canada payable at par to or to the order of the Unitholder who has surrendered Units for redemption. Payments made by the Fund of the Redemption Amount are conclusively deemed to have been made upon successful transmission of the wire transfer or the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.";

(w) deleting Section 4.1.3. and substituting the following:

"The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Fund has received, paid, declared payable or allocated to Unitholders as distribution or redemption proceeds.";

(x) deleting Section 4.1.4. and substituting the following:

"Units may be surrendered for redemption by presentation by the Unitholder to the Transfer Agent of a Redemption Request in a form acceptable to the Transfer Agent, specifying the number of Units to be redeemed, and if definitive unit certificates have been issued therefor, accompanied by such unit certificates, in each case at least 20 Business Days prior to the Redemption Date.";

(y) deleting Section 4.1.5 and substituting the following:

"The Trustee may suspend the redemption of Units or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the securities included in the Common Share Portfolio or the Index Fund (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Trustee to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. Redemptions so suspended will be effected at a price determined on the first date that the Net Asset Value per Unit is calculated following the termination of the suspension. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Trustee shall be conclusive.";

(z) adding the following paragraph as a new Section 4.1.6.:

"Subject to Section 4.1.5, from and after the date the Units are surrendered for redemption, such Units shall cease to be entitled to share in the income or any participation in the Fund Property and the holder thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(aa) adding the following paragraph as a new Section 4.1.7.:

"Any and all Units which have been surrendered for redemption shall be deemed to be outstanding until, but not after, 5:00 p.m. (Toronto time) on the Redemption Date. Thereafter, the Unitholder who surrendered such Units for redemption shall cease to have any rights as a Unitholder in respect of such Units other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions, if any, in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(bb) adding the following paragraph as a new Section 4.1.8.:

"Notwithstanding the foregoing, provided the Unitholder has not withheld consent, the Fund may request the recirculation agent to seek purchasers for the Units surrendered for redemption in accordance with Section 4.4.";

(cc) deleting Section 4.2;

(dd) deleting Section 4.3;

(ee) deleting the words "Net Asset Value per Unit" in the second last line of Section 4.4. and substituting the words "Redemption Amount per Unit";

(ff) deleting Section 4.5;

(gg) deleting the words "Valuation Time on that day" in the third line of Section 4.6.1 and substituting the following:

"most recent Valuation Date";

(hh) deleting the words "Unit redemption price" in the second last line of Section 4.7.3. and substituting the words "Redemption Amount";

(ii) deleting the word "a registrar" in the second line of Section 5.1.1. and substituting the words "the Transfer Agent";

(jj) deleting the phrase "at the Valuation Time on each Trading Day" in the second line of Section 6.1. and substituting the words "on the Valuation Date";

(kk) deleting the words "Valuation Time" in the second last line of Section 6.1. and substituting the words "Valuation Date";

(ll) deleting the words "Valuation Time" where they appear in Section 6.2. and substituting the words "Valuation Date";

(mm) adding the following after the words "for the purpose of calculating Net Asset Value" at the end of Section 6.2.(i):

"provided that, for the purpose of calculating the Redemption Amount per Unit, the value of any such listed security shall be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs.";

(nn) deleting the words "Valuation Time" in the last line of Section 6.2(vi) and substituting the words "Valuation Date";

(oo) deleting the words "Valuation Time" in the third last line of Section 7.4 and substituting the words "Valuation Date";

(pp) deleting the words "redemption proceeds" in the last line of Section 7.6 and substituting the words "Redemption Amount";

(qq) adding the words "("Common Share Portfolio")" after the words "for the purposes of the Tax Act" in the third line of Section 10.2.1(a);

(rr) deleting Article 11;

(ss) adding the following paragraph as a new Section 11.1 of a new Article 11 "Management Services":

"Unless the Trustee determines that it shall itself act as Manager, the Trustee shall appoint or retain a Manager to manage the business and affairs of the Fund on such terms and conditions as the Trustee shall determine. Except as otherwise provided herein or as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to, among other things, administer and manage the day-to-day operations of the Fund, to act as agent for the Fund, to execute documents on behalf of the Fund and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in the Management Agreement, including the power to make all decisions regarding the business of the Fund and to further delegate administration of the Fund, where in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so.";

(tt) deleting the words "members of the Advisory Board" from the first line of Section 12.2.1.;

(uu) deleting the phrase "or members of the Advisory Board" from the third and fourth lines of Section 12.2.4.;

(vv) adding the following phrase to the beginning of the first line of Sections 13.14.1.4., 13.14.1.5. and 13.14.2.1.:

"other than as contemplated by Section 13.18,";

(ww) adding the following phrase to the first line of Section 13.14.2.2.:

"other than as contemplated by Section 15.2.2,";

(xx) adding the following paragraphs as a new Section 13.18.:

"The Trustee may, without obtaining Unitholder approval, merge the Fund into another investment fund or permit another investment fund to merge into the Fund (a "Permitted Merger"), provided that:

(i) the investment fund(s) with which the Fund is merged is an investment fund(s) managed by the Trustee or an affiliate of the Trustee (an "Affiliated Fund(s)");

(ii) Unitholders are permitted to redeem their Units at a redemption price equal to the Redemption Amount per Unit prior to the effective date of the merger;

(iii) the Trustee must have determined in good faith that the merger is in the best interests of Unitholders; and

(iv) the merger of the Fund and the Affiliated Fund(s) is completed on the basis of an exchange ratio determined with reference to the net asset value per unit of each of the Fund and the Affiliated Fund(s).

If the Trustee determines that it is appropriate and desirable, the Trustee can effect the Permitted Merger, including any required changes to the Declaration of Trust, without

seeking Unitholder approval for the Permitted Merger or such amendments. If a decision is made to effect a Permitted Merger, the Trustee will provide notice to Unitholders and issue a press release at least 40 Business Days in advance of the anticipated effective date thereof disclosing details of the proposed Permitted Merger.";

(yy) adding the following paragraph as a new Section 15.2.2.:

"Notwithstanding Section 15.2.1. or any other provision hereof, the Trustee may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders. If a decision is made to effect such an early termination, the Trustee will provide notice to Unitholders and issue a press release at least 30 days and no more than 60 days in advance thereof.";

(zz) deleting the words "Net Asset Value per Unit" in the fifth line of Section 15.3.2. and substituting the words "Redemption Amount";

(aaa) deleting the words "Section 13.12" from the second line of Section 15.4.1. and substituting the words "Sections 13.14, 15.2";

(bbb) deleting the name and address for Barclays Canada in Section 16.3.5. and substituting the following:

"Brompton Funds Management Limited, Bay Wellington Tower, 181 Bay Street, P.O. Box 793, Suite 2930, Toronto, Ontario, M5J 2T3, Attention: Chief Financial Officer"; and

(ccc) deleting Section 16.9. and substituting the following:

"The Fund will make available to the Canadian financial press for publication on at least a weekly basis the Net Asset Value per Unit.".

3. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to make such additional amendments to the Declaration of Trust as it considers necessary or advisable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

4. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to take such action and to negotiate, approve, execute and deliver all such certificates, documents, authorizations, agreements and instruments or other documentation and to take and any and all such further action as may be necessary or desirable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

5. Notwithstanding the provisions hereof, the board of directors of Barclays Canada, as trustee of the Fund, may revoke this extraordinary resolution at any time prior to the execution of an amendment to the Declaration of Trust giving effect hereto without further approval of the unitholders of the Fund.

APPENDIX II

BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND
(the "Fund")

EXTRAORDINARY RESOLUTION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1. The change of the trustee of the Fund from Barclays Global Investors Canada Limited ("Barclays Canada") to BG Funds Management Limited and then to Brompton Funds Management Limited on the basis described in the BARCLAYS*funds*™ joint management information circular dated August 18, 2006 (the "Circular") is hereby authorized and approved.

2. The declaration of trust of the Fund dated September 26, 2003 (the "Declaration of Trust") is hereby amended by:

   (a) deleting the definition "Advisory Board";

   (b) adding the following new definition:

   ""Affiliated Fund" has the meaning ascribed thereto in Section 13.18.";

   (c) deleting the definition "Barclays" and substituting the following:

   ""Trustee" means the trustee of the Fund from time to time.";

   (d) adding the following new definition:

   ""Common Share Portfolio" has the meaning ascribed thereto in Section 10.2.";

   (e) adding the following new definition:

   ""Custodian" means the custodian of the Fund as appointed by the Trustee from time to time.";

   (f) deleting the words "Barclays Equal Weighted Income Fund" in the definition "Equal Weighted Income Fund" and substituting the words "BAE Trust";

   (g) deleting the words "any fees or amounts payable to members of the Advisory Board" in the fifth line of the definition "Expenses of the Fund" and substituting the following:

   "any fees or amounts payable to independent members of the board of directors of the Trustee or Manager";

   (h) deleting the words "dated March 14, 2003 as amended" in the definition "License Agreement";

   (i) adding the following new definition:

   ""Management Agreement" means a management agreement that may be entered into between a manager and the Trustee on behalf of the Fund respecting the management and administration of the Fund by such manager, as it may be amended from time to time.";

   (j) adding the following new definition:

   ""Manager" means the manager of the Fund, as may be appointed manager of the Fund in accordance with the terms hereof.";

(k) adding the following new definition:

""Permitted Merger" has the meaning ascribed thereto in Section 13.18.";

(l) adding the following new definition:

""Redemption Amount" means the redemption amount determined pursuant to Section 4.1.1.";

(m) deleting the definition "Redemption Date" and substituting the following:

""Redemption Date" has the meaning ascribed thereto in Section 4.1.1.";

(n) deleting the definition "Redemption Payment Date" and substituting the following:

""Redemption Payment Date" has the meaning ascribed thereto in Section 4.1.2.";

(o) deleting the definition "Redemption Period";

(p) deleting the definition "Termination Date" and substituting the following:

""Termination Date" means November 15, 2016 or such other date as may be determined by Unitholders or the Trustee in accordance with the provisions of this Declaration of Trust.";

(q) adding the following new definition:

""Transfer Agent" means such company as may from time to time be appointed by the Fund to act as registrar, transfer agent and distribution agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent.";

(r) deleting the definition "Valuation Time" and substituting the following:

""Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects in its discretion to calculate Net Asset Value per Unit.";

(s) deleting all references to "Barclays" throughout the Declaration of Trust and, unless otherwise provided herein, substituting the word "the Trustee";

(t) deleting the word "Barclays" in the first and second lines of Section 2.1. and substituting the letters "BG";

(u) deleting Section 4.1.1. and substituting the following:

"Subject to the Fund's right to suspend redemptions (as described in Subsection 4.1.5 below), Units may be surrendered for redemption on November 15 in any year or if November 15 is not a Business Day, the following Business Day (the "Redemption Date") where the Units are surrendered by 5:00 p.m. (Toronto time) on a day at least 20 Business Days prior to the Redemption Date at a redemption price per Unit that is equal to 100% of Net Asset Value per Unit minus any costs associated with the redemption, including all brokerage costs and less any income or net realized capital gains of the Fund that are distributed to a Unitholder concurrently with the proceeds of disposition on the redemption (the "Redemption Amount").";

(v) deleting Section 4.1.2. and substituting the following:

"Payment will be made by the Fund to the Unitholder on or before the tenth Business Day following the Redemption Date (such tenth Business Day being the "Redemption Payment Date"). Any unpaid distribution payable to Unitholders of record on or before

the Redemption Date in respect of Units tendered for redemption will also be paid on the Redemption Payment Date. All redemption payments shall be made by wire transfer of immediately available funds or by cheque drawn on a Canadian chartered bank or a trust company in lawful money in Canada payable at par to or to the order of the Unitholder who has surrendered Units for redemption. Payments made by the Fund of the Redemption Amount are conclusively deemed to have been made upon successful transmission of the wire transfer or the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.";

(w) deleting Section 4.1.3. and substituting the following:

"The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Fund has received, paid, declared payable or allocated to Unitholders as distribution or redemption proceeds.";

(x) deleting Section 4.1.4. and substituting the following:

"Units may be surrendered for redemption by presentation by the Unitholder to the Transfer Agent of a Redemption Request in a form acceptable to the Transfer Agent, specifying the number of Units to be redeemed, and if definitive unit certificates have been issued therefor, accompanied by such unit certificates, in each case at least 20 Business Days prior to the Redemption Date.";

(y) deleting Section 4.1.5 and substituting the following:

"The Trustee may suspend the redemption of Units or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the securities included in the Common Share Portfolio or the Index Portfolio (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Trustee to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. Redemptions so suspended will be effected at a price determined on the first date that the Net Asset Value per Unit is calculated following the termination of the suspension. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Trustee shall be conclusive.";

(z) adding the following paragraph as a new Section 4.1.6.:

"Subject to Section 4.1.5, from and after the date the Units are surrendered for redemption, such Units shall cease to be entitled to share in the income or any participation in the Fund Property and the holder thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid

distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(aa) adding the following paragraph as a new Section 4.1.7.:

"Any and all Units which have been surrendered for redemption shall be deemed to be outstanding until, but not after, 5:00 p.m. (Toronto time) on the Redemption Date. Thereafter, the Unitholder who surrendered such Units for redemption shall cease to have any rights as a Unitholder in respect of such Units other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions, if any, in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(bb) adding the following paragraph as a new Section 4.1.8.:

"Notwithstanding the foregoing, provided the Unitholder has not withheld consent, the Fund may request the recirculation agent to seek purchasers for the Units surrendered for redemption in accordance with Section 4.4.";

(cc) deleting Section 4.2;

(dd) deleting Section 4.3;

(ee) deleting the words "Net Asset Value per Unit" in the second last line of Section 4.4. and substituting the words "Redemption Amount per Unit";

(ff) deleting Section 4.5;

(gg) deleting the words "Valuation Time on that day" in the third line of Section 4.6.1 and substituting the following:

"most recent Valuation Date";

(hh) deleting the words "Unit redemption price" in the second last line of Section 4.7.3. and substituting the words "Redemption Amount";

(ii) deleting the words "a registrar" in the second line of Section 5.1.1. and substituting the words "the Transfer Agent";

(jj) deleting the phrase "at the Valuation Time on each Trading Day" in the second line of Section 6.1. and substituting the words "on the Valuation Date";

(kk) deleting the words "Valuation Time" in the second last line of Section 6.1. and substituting the words "Valuation Date";

(ll) deleting the words "Valuation Time" where they appear in Section 6.2. and substituting the words "Valuation Date";

(mm) adding the following after the words "for the purpose of calculating Net Asset Value" at the end of Section 6.2.(i):

"provided that, for the purpose of calculating the Redemption Amount per Unit, the value of any such listed security shall be equal to the weighted average trading price over the last three Business Days ending on the Redemption Date";

(nn) deleting the words "Valuation Time" in the last line of Section 6.2(vi) and substituting the words "Valuation Date";

(oo) deleting the words "Valuation Time" in the third last line of Section 7.4 and substituting the words "Valuation Date";

(pp) deleting the words "redemption proceeds" in the last line of Section 7.6 and substituting the words "Redemption Amount";

(qq) adding the words "("Common Share Portfolio")" after the words "for the purposes of the Tax Act" in the third line of Section 10.2.1(a);

(rr) deleting Article 11;

(ss) adding the following paragraph as a new Section 11.1 of a new Article 11 "Management Services":

"Unless the Trustee determines that it shall itself act as Manager, the Trustee shall appoint or retain a Manager to manage the business and affairs of the Fund on such terms and conditions as the Trustee shall determine. Except as otherwise provided herein or as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to, among other things, administer and manage the day-to-day operations of the Fund, to act as agent for the Fund, to execute documents on behalf of the Fund and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in the Management Agreement, including the power to make all decisions regarding the business of the Fund and to further delegate administration of the Fund, where in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so.";

(tt) deleting the words "members of the Advisory Board" from the first line of Section 12.2.1.;

(uu) deleting the phrase "or members of the Advisory Board" from the third and fourth lines of Section 12.2.4.;

(vv) adding the following phrase to the beginning of the first line of Sections 13.14.1.4., 13.14.1.5. and 13.14.2.1.:

"other than as contemplated by Section 13.18,";

(ww) adding the following phrase to the first line of Section 13.14.2.2.:

"other than as contemplated by Section 15.2.2,";

(xx) adding the following paragraphs as a new Section 13.18.:

"The Trustee may, without obtaining Unitholder approval, merge the Fund into another investment fund or permit another investment fund to merge into the Fund (a "Permitted Merger"), provided that:

(i) the investment fund(s) with which the Fund is merged is an investment fund(s) managed by the Trustee or an affiliate of the Trustee (an "Affiliated Fund(s)");

(ii) Unitholders are permitted to redeem their Units at a redemption price equal to the Redemption Amount per Unit prior to the effective date of the merger;

(iii) the Trustee must have determined in good faith that the merger is in the best interests of Unitholders; and

(iv) the merger of the Fund and the Affiliated Fund(s) is completed on the basis of an exchange ratio determined with reference to the net asset value per unit of each of the Fund and the Affiliated Fund(s).

If the Trustee determines that it is appropriate and desirable, the Trustee can effect the Permitted Merger, including any required changes to the Declaration of Trust, without seeking Unitholder approval for the Permitted Merger or such amendments. If a decision is made to effect a Permitted Merger, the Trustee will provide notice to Unitholders and issue a press release at least 40 Business Days in advance of the anticipated effective date thereof disclosing details of the proposed Permitted Merger.";

(yy) adding the following paragraph as a new Section 15.2.2.:

"Notwithstanding Section 15.2.1. or any other provision hereof, the Trustee may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders. If a decision is made to effect such an early termination, the Trustee will provide notice to Unitholders and issue a press release at least 30 days and no more than 60 days in advance thereof.";

(zz) deleting the words "Net Asset Value per Unit" in the fifth line of Section 15.3.2. and substituting the words "Redemption Amount";

(aaa) deleting the words "Section 13.12" from the second line of Section 15.4.1. and substituting the words "Sections 13.14, 15.2";

(bbb) deleting the name and address for Barclays Canada in Section 16.3.5. and substituting the following:

"Brompton Funds Management Limited, Bay Wellington Tower, 181 Bay Street, P.O. Box 793, Suite 2930, Toronto, Ontario, M5J 2T3, Attention: Chief Financial Officer"; and

(ccc) deleting Section 16.9. and substituting the following:

"The Fund will make available to the Canadian financial press for publication on at least a weekly basis the Net Asset Value per Unit.".

3. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to make such additional amendments to the Declaration of Trust as it considers necessary or advisable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

4. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to take such action and to negotiate, approve, execute and deliver all such certificates, documents, authorizations, agreements and instruments or other documentation and to take and any and all such further action as may be necessary or desirable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

5. Notwithstanding the provisions hereof, the board of directors of Barclays Canada, as trustee of the Fund, may revoke this extraordinary resolution at any time prior to the execution of an amendment to the Declaration of Trust giving effect hereto without further approval of the unitholders of the Fund.

APPENDIX III

BARCLAYS ADVANTAGED CORPORATE BOND FUND
(the "Fund")

EXTRAORDINARY RESOLUTION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1. The change of the trustee of the Fund from Barclays Global Investors Canada Limited ("Barclays Canada") to BG Funds Management Limited and then to Brompton Funds Management Limited on the basis described in the BARCLAYS*funds*™ joint management information circular dated August 18, 2006 (the "Circular") is hereby authorized and approved.

2. The amended and restated declaration of trust of the Fund dated February 13, 2004 (the "Declaration of Trust") is hereby amended by:

    (a) deleting the definition "Advisory Board";

    (b) adding the following new definition:

    ""Affiliated Fund" has the meaning ascribed thereto in Section 13.18.";

    (c) deleting the definition "Barclays" and substituting the following:

    ""Trustee" means the trustee of the Fund from time to time.";

    (d) deleting the words "any fees or amounts payable to members of the Advisory Board" in the fifth line of the definition "Expenses of the Fund" and substituting the following:

    "any fees or amounts payable to independent members of the board of directors of the Trustee or Manager";

    (e) deleting the words "dated January 29, 2004" in the definition "License Agreement";

    (f) adding the following new definition:

    ""Management Agreement" means a management agreement that may be entered into between a manager and the Trustee on behalf of the Fund respecting the management and administration of the Fund by such manager, as it may be amended from time to time.";

    (g) adding the following new definition:

    ""Manager" means the manager of the Fund, as may be appointed manager of the Fund in accordance with the terms hereof.";

    (h) adding the following new definition:

    ""Permitted Merger" has the meaning ascribed thereto in Section 13.18.";

    (i) adding the following new definition:

    ""Redemption Amount" means the redemption amount determined pursuant to Section 4.1.1.";

    (j) deleting the definition "Redemption Date" and substituting the following:

    ""Redemption Date" has the meaning ascribed thereto in Section 4.1.1.";

(k) deleting the definition "Redemption Payment Date" and substituting the following:

""Redemption Payment Date" has the meaning ascribed thereto in Section 4.1.2.";

(l) deleting the definition "Redemption Period";

(m) deleting the definition "Termination Date" and substituting the following:

""Termination Date" means March 15, 2016 or such other date as may be determined by Unitholders or the Trustee in accordance with the provisions of this Declaration of Trust.";

(n) adding the following new definition:

""Transfer Agent" means such company as may from time to time be appointed by the Fund to act as registrar, transfer agent and distribution agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent.";

(o) deleting the definition "Valuation Time" and substituting the following:

""Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects, in its discretion to calculate Net Asset Value per Unit.";

(p) deleting all references to "Barclays" throughout the Declaration of Trust and, unless otherwise provided herein, substituting the word "the Trustee";

(q) deleting the word "Barclays" in the first and second lines of Section 2.1. and substituting the letters "BG";

(r) deleting Section 4.1.1. and substituting the following:

"Subject to the Fund's right to suspend redemptions (as described in Subsection 4.1.5 below), Units may be surrendered for redemption on the second last Business Day of November in any year (the "Redemption Date") where the Units are surrendered by 5:00 p.m. (Toronto time) on a day at least 20 Business Days prior to the Redemption Date at a redemption price per Unit that is equal to 100% of Net Asset Value per Unit minus any costs associated with the redemption, including all brokerage costs and less any income or net realized capital gains of the Fund that are distributed to a Unitholder concurrently with the proceeds of disposition on the redemption (the "Redemption Amount").";

(s) deleting Section 4.1.2. and substituting the following:

"Payment will be made by the Fund to the Unitholder on or before the tenth Business Day following the Redemption Date (such tenth Business Day being the "Redemption Payment Date"). Any unpaid distribution payable to Unitholders of record on or before the Redemption Date in respect of Units tendered for redemption will also be paid on the Redemption Payment Date. All redemption payments shall be made by wire transfer of immediately available funds or by cheque, drawn on a Canadian chartered bank or a trust company in lawful money in Canada payable at par to or to the order of the Unitholder who has surrendered Units for redemption. Payments made by the Fund of the Redemption Amount are conclusively deemed to have been made upon successful transmission of the wire transfer or the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.";

(t) deleting Section 4.1.3. and substituting the following:

"The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Fund has received, paid, declared payable or allocated to Unitholders as distribution or redemption proceeds.";

(u) deleting Section 4.1.4. and substituting the following:

"Units may be surrendered for redemption by presentation by the Unitholder to the Transfer Agent of a Redemption Request in a form acceptable to the Transfer Agent, specifying the number of Units to be redeemed, and if definitive unit certificates have been issued therefor, accompanied by such unit certificates, in each case at least 20 Business Days prior to the Redemption Date.";

(v) deleting Section 4.1.5 and substituting the following:

"The Trustee may suspend the redemption of Units or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the securities included in the Common Share Portfolio or the Index Portfolio (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Trustee to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. Redemptions so suspended will be effected at a price determined on the first date that the Net Asset Value per Unit is calculated following the termination of the suspension. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Trustee shall be conclusive.";

(w) adding the following paragraph as a new Section 4.1.6.:

"Subject to Section 4.1.5, from and after the date the Units are surrendered for redemption, such Units shall cease to be entitled to share in the income or any participation in the Fund Property and the holder thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(x) adding the following paragraph as a new Section 4.1.7.:

"Any and all Units which have been surrendered for redemption shall be deemed to be outstanding until, but not after, 5:00 p.m. (Toronto time) on the Redemption Date. Thereafter, the Unitholder who surrendered such Units for redemption shall cease to have any rights as a Unitholder in respect of such Units other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions, if any, in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid

distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(y) adding the following paragraph as a new Section 4.1.8.:

"Notwithstanding the foregoing, provided the Unitholder has not withheld consent, the Fund may request the recirculation agent to seek purchasers for the Units surrendered for redemption in accordance with Section 4.4.";

(z) deleting Section 4.2;

(aa) deleting Section 4.3;

(bb) deleting the words "Net Asset Value per Unit" in the second last line of Section 4.4. and substituting the words "Redemption Amount per Unit";

(cc) deleting Section 4.5;

(dd) deleting the words "Valuation Time on that day" in the third line of Section 4.6.1 and substituting the following:

"most recent Valuation Date";

(ee) deleting the words "Unit redemption price" in the second last line of Section 4.7.3. and substituting the words "Redemption Amount";

(ff) deleting the words " a registrar" in the second line of Section 5.1.1. and substituting the words "the Transfer Agent";

(gg) deleting the phrase "at the Valuation Time on each Business Day" in the second and third lines of Section 6.1. and substituting the words "on the Valuation Date";

(hh) deleting the words "Valuation Time" in the second last line of Section 6.1. and substituting the words "Valuation Date";

(ii) deleting the words "Valuation Time" where they appear in Section 6.2. and substituting the words "Valuation Date";

(jj) adding the following after the words "from such principal exchange" at the end of Section 6.2.(i):

"provided that, for the purpose of calculating the Redemption Amount per Unit, the value of any such listed security shall be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs";

(kk) deleting the words "Valuation Time" in the third last line of Section 7.4 and substituting the words "Valuation Date";

(ll) deleting the words "redemption proceeds" in the last line of Section 7.6 and substituting the words "Redemption Amount";

(mm) deleting the words "the Barclays Corporate Bond Fund" where they appear in Section 10.1 and substituting the words "BAC Trust";

(nn) deleting the words "members of the Advisory Board" in the third line of Section 10.5.2.(o);

(oo) deleting the words "the provisions of Article 11 and" in the fourth line of Section 10.6.1.;

(pp) deleting Article 11;

(qq) adding the following paragraph as a new Section 11.1 of a new Article 11 "Management Services":

"Unless the Trustee determines that it shall itself act as Manager, the Trustee shall appoint or retain a Manager to manage the business and affairs of the Fund on such terms and conditions as the Trustee shall determine. Except as otherwise provided herein or as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to, among other things, administer and manage the day-to-day operations of the Fund, to act as agent for the Fund, to execute documents on behalf of the Fund and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in the Management Agreement, including the power to make all decisions regarding the business of the Fund and to further delegate administration of the Fund, where in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so.";

(rr) deleting the phrase "Each of the members of the Advisory Board shall act honestly, in good faith and in the best interests of the Fund and the Unitholders in carrying out his or her duties and responsibilities under this Declaration of Trust and in connection therewith shall exercise that degree of care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances" at the end of Section 12.1.1.;

(ss) deleting the words "and the members of the Advisory Board" from the first line and the words "or their" from the last line of Section 12.1.3.;

(tt) deleting the words "members of the Advisory Board" from the first line of Section 12.2.1.;

(uu) adding the following phrase to the beginning of the first line of Sections 13.14.1.4., 13.14.1.5. and 13.14.2.1.:

"other than as contemplated by Section 13.18,";

(vv) adding the following phrase to the first line of Section 13.14.2.2.:

"other than as contemplated by Section 15.2.2,";

(ww) adding the following paragraphs as a new Section 13.18.:

"The Trustee may, without obtaining Unitholder approval, merge the Fund into another investment fund or permit another investment fund to merge into the Fund (a "Permitted Merger"), provided that:

(i) the investment fund(s) with which the Fund is merged is an investment fund(s) managed by the Trustee or an affiliate of the Trustee (an "Affiliated Fund(s)");

(ii) Unitholders are permitted to redeem their Units at a redemption price equal to the Redemption Amount per Unit prior to the effective date of the merger;

(iii) the Trustee must have determined in good faith that the merger is in the best interests of Unitholders; and

(iv) the merger of the Fund and the Affiliated Fund(s) is completed on the basis of an exchange ratio determined with reference to the net asset value per unit of each of the Fund and the Affiliated Fund(s).

If the Trustee determines that it is appropriate and desirable, the Trustee can effect the Permitted Merger, including any required changes to the Declaration of Trust, without seeking Unitholder approval for the Permitted Merger or such amendments. If a decision

is made to effect a Permitted Merger, the Trustee will provide notice to Unitholders and issue a press release at least 40 Business Days in advance of the anticipated effective date thereof disclosing details of the proposed Permitted Merger.";

(xx) adding the following paragraph as a new Section 15.2.2.:

"Notwithstanding Section 15.2.1. or any other provision hereof, the Trustee may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders. If a decision is made to effect such an early termination, the Trustee will provide notice to Unitholders and issue a press release at least 30 days and no more than 60 days in advance thereof.";

(yy) deleting the words "Net Asset Value per Unit" in the fifth line of Section 15.3.2. and substituting the words "Redemption Amount";

(zz) deleting the words "Section 13.14" from the second line of Section 15.4.1. and substituting the words "Sections 13.14, 15.2";

(aaa) deleting the name and address for Barclays Canada in Section 16.3.5. and substituting the following:

"Brompton Funds Management Limited, Bay Wellington Tower, 181 Bay Street, P.O. Box 793, Suite 2930, Toronto, Ontario, M5J 2T3, Attention: Chief Financial Officer"; and

(bbb) deleting Section 16.9. and substituting the following:

"The Fund will make available to the Canadian financial press for publication on at least a weekly basis the Net Asset Value per Unit.".

3. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to make such additional amendments to the Declaration of Trust as it considers necessary or advisable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

4. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to take such action and to negotiate, approve, execute and deliver all such certificates, documents, authorizations, agreements and instruments or other documentation and to take and any and all such further action as may be necessary or desirable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

5. Notwithstanding the provisions hereof, the board of directors of Barclays Canada, as trustee of the Fund, may revoke this extraordinary resolution at any time prior to the execution of an amendment to the Declaration of Trust giving effect hereto without further approval of the unitholders of the Fund.

APPENDIX IV

BARCLAYS INCOME + GROWTH SPLIT TRUST
(the "Trust")

EXTRAORDINARY RESOLUTION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1. The change of the trustee of the Trust from Barclays Global Investors Canada Limited ("Barclays Canada") to BG Funds Management Limited and then to Brompton Funds Management Limited on the basis described in the BARCLAYS*funds*™ joint management information circular dated August 18, 2006 (the "Circular") is hereby authorized and approved.

2. The declaration of trust of the Trust dated March 29, 2004 (the "Declaration of Trust") is hereby amended by:

   (a) deleting the definition "Advisory Board";

   (b) adding the following new definition:

   ""Affiliated Fund" has the meaning ascribed thereto in Section 13.18.";

   (c) *adding the following new definition:*

   ""Annual Redemption Amount" has the meaning set forth in Section 4.1.1(b).";

   (d) deleting the definition "Barclays" and substituting the following:

   ""Trustee" means the trustee of the Trust from time to time.";

   (e) adding the following new definition:

   ""Concurrent Redemption Amount" has the meaning set forth in Section 4.1.1(a).";

   (f) deleting the words "any fees or amounts payable to members of the Advisory Board" in the fifth line of the definition "Expenses of the Trust" and substituting the following:

   "any fees or amounts payable to independent members of the board of directors of the Trustee or Manager";

   (g) deleting the words "dated March 14, 2003 as amended" in the definition "License Agreement";

   (h) adding the following new definition:

   ""Management Agreement" means a management agreement that may be entered into between a manager and the Trustee on behalf of the Trust respecting the management and administration of the Trust by such manager, as it may be amended from time to time.";

   (i) adding the following new definition:

   ""Manager" means the manager of the Trust, as may be appointed manager of the Trust in accordance with the terms hereof.";

   (j) adding the following new definition:

   ""Permitted Merger" has the meaning ascribed thereto in Section 13.18.";

(k) deleting the definition "Redemption Cost Amount" and substituting the following:

""Redemption Costs" means the redemption costs determined pursuant to Section 4.1.1.";

(l) deleting the definition "Redemption Date" and substituting the following:

""Redemption Date" has the meaning ascribed thereto in Section 4.1.1.";

(m) deleting the definition "Redemption Payment Date" and substituting the following:

""Redemption Payment Date" has the meaning ascribed thereto in Section 4.1.2.";

(n) deleting the definition "Redemption Period";

(o) deleting the definition "Termination Date" and substituting the following:

""Termination Date" has the meaning ascribed thereto in Section 15.2.";

(p) adding the following new definition:

""Transfer Agent" means such company as may from time to time be appointed by the Trust to act as registrar, transfer agent and distribution agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent.";

(q) deleting the definition "Valuation Time" and substituting the following:

""Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects in its discretion to calculate Net Asset Value per Unit and Combined Value.";

(r) deleting all references to "Barclays" throughout the Declaration of Trust and, unless otherwise provided herein, substituting the word "the Trustee";

(s) deleting the word "Barclays" in the first and second lines of Section 2.1. and substituting the letters "BG";

(t) deleting Section 4.1.1. and substituting the following:

"Subject to the Trust's right to suspend redemptions (as described in Subsection 4.1.5 below), Units and/or Combined Securities may be surrendered for redemption on the second last Business Day of November (the "Redemption Date") where the Units and/or Combined Securities are surrendered by 5:00 p.m. (Toronto time) on a day at least 20 Business Days prior to the Redemption Date, and the Trust shall pay to the Unitholder proceeds of redemption and repayment in cash for each Unit and/or Combined Security surrendered for redemption and repayment, as applicable, by the Unitholder, in an amount equal to the following:

(a) a Unitholder who surrenders Combined Securities for redemption and repayment (a "Concurrent Annual Redemption") will receive an amount (the "Concurrent Redemption Amount") for each Combined Security surrendered equal to the Combined Value determined as of the Redemption Date minus any costs associated with the redemption and repayment, including all brokerage costs and less any income or net realized capital gains of the Trust that are distributed to a Unitholder concurrently with the proceeds of disposition on the redemption (the "Redemption Costs"); and

(b) a Unitholder who surrenders Units alone for redemption (an "Annual Redemption") will receive an amount (the "Annual Redemption Amount") for each Unit surrendered equal to the Combined Value determined as of the Redemption Date, minus the sum of (i) the price paid by the Trust for a $10.00 principal amount of Preferred Securities either in

the market or pursuant to an exercise of the Call Right (as defined in the Trust Indenture) (including, without limitation, any and all costs relating to such purchase), as applicable, and (ii) the Redemption Costs.";

(u) deleting Section 4.1.2. and substituting the following:

"Payment will be made by the Trust to the Unitholder on or before the tenth Business Day following the Redemption Date (such tenth Business Day being the "Redemption Payment Date"). Any unpaid distribution or unpaid interest (and not included in the Repayment Price), as applicable, payable to Unitholders of record on or before the Redemption Date in respect of Units and/or Preferred Securities tendered for redemption and repayment, as applicable, will also be paid on the Redemption Payment Date. All redemption payments shall be made by wire transfer of immediately available funds or by cheque drawn on a Canadian chartered bank or a trust company in lawful money in Canada payable at par to or to the order of the Unitholder who has surrendered Units and/or Combined Securities for redemption and repayment, as applicable. Payments made by the Trust of the Concurrent Redemption Amount or the Annual Redemption Amount, as applicable, are conclusively deemed to have been made upon successful transmission of the wire transfer or the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units and/or Preferred Securities so redeemed or repaid, as applicable. If a Unitholder has surrendered a Combined Security for redemption and repayment pursuant to a Concurrent Annual Redemption, the proceeds thereof paid by the Trust pursuant to Section 4.1.1, shall be allocated as follows: (i) as to the portion thereof equal to the Repayment Price as of the Redemption Date, as repayment in full of the $10.00 principal amount of Preferred Securities, and (ii) as to the remainder thereof, as the proceeds of redemption of the Unit.";

(v) deleting Section 4.1.3. and substituting the following:

"The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Trust has received, paid, declared payable or allocated to Unitholders as distribution or redemption or repayment proceeds.";

(w) deleting Section 4.1.4. and substituting the following:

"Units and/or Combined Securities may be surrendered for redemption by presentation by the Unitholder to the Transfer Agent of a Redemption Request in a form acceptable to the Transfer Agent, specifying the number of Units and/or Combined Securities to be redeemed and repaid, as applicable, and if definitive certificates have been issued therefor, accompanied by such certificates, in each case at least 20 Business Days prior to the Redemption Date.";

(x) deleting Section 4.1.5 and substituting the following:

"The Trustee may suspend the redemption of Units and/or Combined Securities or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the securities included in the Index Portfolio (by value) are listed and traded; (b) for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability of the Trustee to determine the value of the assets of the Trust; or (c) if, after giving effect to the redemption and repayment, as applicable, the Combined Value determined as of the Redemption Date

would be less than 1.4 times the Repayment Price determined as of the Redemption Date. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. Redemptions so suspended will be effected at the Annual Redemption Amount or Concurrent Redemption Amount, as applicable, determined on the first date that the Net Asset Value per Unit is calculated following the termination of the suspension. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Trust, any declaration of suspension made by the Trustee shall be conclusive.";

(y) adding the following paragraph as a new Section 4.1.6.:

"Subject to Section 4.1.5, from and after the date the Units and/or Combined Securities are surrendered for redemption, such Units and Preferred Securities shall cease to be entitled to share in the income or any participation in the Trust Property and the holder thereof shall not be entitled to exercise any of the rights of holders of Units or Preferred Securities in respect thereof other than the right to be paid the Annual Redemption Amount or the Concurrent Redemption Amount, as applicable, in respect of such Units and Combined Securities and to receive the amount of all unpaid distributions in respect of such Units and such unpaid interest in respect of such Preferred Securities which were payable to holders of record on or before the Redemption Date (and not included in the Repayment Price) unless payment of the Annual Redemption Amount, Concurrent Redemption Amount, unpaid distributions or unpaid interest, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(z) adding the following paragraph as a new Section 4.1.7.:

"Any and all Units and/or Combined Securities which have been surrendered for redemption shall be deemed to be outstanding until, but not after, 5:00 p.m. (Toronto time) on the Redemption Date. Thereafter, the Unitholder who surrendered such Units and/or Combined Securities for redemption shall cease to have any rights in respect of such Units or Preferred Securities other than the right to be paid the Annual Redemption Amount or Concurrent Redemption Amount in respect of such Units or Combined Securities and to receive the amount of all unpaid distributions in respect of such Units and unpaid interest in respect of such Preferred Securities (and not included in the Repayment Price), if any, which were payable to holders of record on or before the Redemption Date unless payment of the Annual Redemption Amount, the Concurrent Redemption Amount, unpaid distributions or unpaid interest, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(aa) adding the following paragraph as a new Section 4.1.8.:

"Notwithstanding the foregoing, provided the Unitholder has not withheld consent, the Trust may request the recirculation agent to seek purchasers for the Units and Preferred Securities surrendered for redemption in accordance with Section 4.4.";

(bb) adding the following paragraph as a new Section 4.1.9.:

"In connection with the completion of an Annual Redemption, the Trust shall, in its discretion, either repurchase in the market or pursuant to the exercise of the Call Right (as defined in the Trust Indenture) an aggregate principal amount of Preferred Securities equal to the product of the number of Units so redeemed multiplied by $10.00.";

(cc) deleting Section 4.2;

(dd) deleting Section 4.3;

(ee) deleting Section 4.5;

(ff) deleting the words "Valuation Time on the immediately preceding Business Day" in the seventh line of Section 4.6.1 and substituting the following:

"most recent Valuation Date";

(gg) deleting the word "relevant" from the fourth line of Section 4.7.1.;

(hh) deleting the word "a registrar" in the second line of Section 5.1.1. and substituting the words "the Transfer Agent";

(ii) deleting the phrase "at the Valuation Time on each Business Day" in the third line of Section 6.1. and substituting the words "on the Valuation Date";

(jj) deleting the words "Valuation Time" in the second last line of Section 6.1. and substituting the words "Valuation Date";

(kk) deleting the words "Valuation Time" where they appear in Section 6.2. and substituting the words "Valuation Date";

(ll) adding the following at the end of Section 6.2.2.2.(ii) and 6.2.2.2.(iii):

"provided that, for the purpose of calculating the redemption price per Unit or Combined Security, the value of any such listed security shall be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs";

(mm) deleting the words "Valuation Time" in the last line of Section 6.2.2.2.(xii) and substituting the words "Valuation Date";

(nn) deleting the words "Valuation Time" in the last line of Section 6.2.2.4.(ii) and substituting the words "Valuation Date";

(oo) deleting the words "Valuation Time" in the first and second lines of Section 6.3 and substituting the words "Valuation Date";

(pp) deleting the words "Valuation Time" in the third last line of Section 7.4 and substituting the words "Valuation Date";

(qq) deleting the words "redemption proceeds" in the last line of Section 7.6 and substituting the words "Annual Redemption Amount and/or Concurrent Redemption Amount";

(rr) deleting the words "members of the Advisory Board" in the third line of Section 10.5.2.(o);

(ss) deleting Article 11;

(tt) adding the following paragraph as a new Section 11.1 of a new Article 11 "Management Services":

"Unless the Trustee determines that it shall itself act as Manager, the Trustee shall appoint or retain a Manager to manage the business and affairs of the Trust on such terms and conditions as the Trustee shall determine. Except as otherwise provided herein or as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to, among other things, administer and manage the day-to-day operations of the Trust, to act as agent for the

Trust, to execute documents on behalf of the Trust and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in the Management Agreement, including the power to make all decisions regarding the business of the Trust and to further delegate administration of the Trust, where in the discretion of the Manager, it would be in the best interests of the Trust and the Unitholders to do so."

(uu) deleting the words "and the members of the Advisory Board" from the first line and the words "or their" from the last line of Section 12.1.3.;

(vv) deleting the words "members of the Advisory Board" from the first line of Section 12.2.1.;

(ww) adding the following phrase to the beginning of the first line of Sections 13.14.1.4., 13.14.1.5. and 13.14.2.1.:

"other than as contemplated by Section 13.18,";

(xx) adding the following phrase to the first line of Section 13.14.2.2.:

"other than as contemplated by Section 15.2.2,";

(yy) deleting the words "on the Termination Date or" in the second line of Section 13.14.2.2.;

(zz) deleting Section 13.14.2.10.;

(aaa) adding the following paragraphs as a new Section 13.18.:

"The Trustee may, without obtaining Unitholder approval, merge the Trust into another investment fund or permit another investment fund to merge into the Trust (a "Permitted Merger"), provided that:

(i) the investment fund(s) with which the Trust is merged is an investment fund(s) managed by the Trustee or an affiliate of the Trustee (an "Affiliated Fund(s)");

(ii) Unitholders are permitted to redeem their Units or Combined Securities at a redemption price equal to the Annual Redemption Amount or the Concurrent Redemption Amount, as applicable, prior to the effective date of the merger;

(iii) the Trustee must have determined in good faith that the merger is in the best interests of Unitholders and in connection with the Preferred Securities, such merger does not affect the timeliness or priority of payments to holders or otherwise materially adversely affect such holders as a class; and

(iv) the merger of the Trust and the Affiliated Fund(s) is completed on the basis of an exchange ratio determined with reference to the net asset value per unit of each of the Trust and the Affiliated Fund(s).

If the Trustee determines that it is appropriate and desirable, the Trustee can effect the Permitted Merger, including any required changes to the Declaration of Trust, without seeking Unitholder approval for the Permitted Merger or such amendments. If a decision is made to effect a Permitted Merger, the Trustee will provide notice to Unitholders and issue a press release at least 40 Business Days in advance of the anticipated effective date thereof disclosing details of the proposed Permitted Merger.";

(bbb) deleting Section 15.2.1 and substituting the following:

"The Trust shall continue until the date (the "Termination Date") specified in an Extraordinary Resolution of Unitholders calling for the termination of the Trust approved at a duly called meeting of Unitholders. The Trust shall issue a press release regarding

the passing of such Extraordinary Resolution and such termination and shall do all such acts as may be required by applicable law.";

(ccc) adding the following paragraph as a new Section 15.2.2.:

"Notwithstanding Section 15.2.1. or any other provision hereof, the Trustee may, in its discretion, terminate the Trust without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders. If a decision is made to effect such an early termination, the Trustee will provide notice to Unitholders and issue a press release at least 30 days and no more then 60 days in advance thereof.";

(ddd) deleting the words "In the event the term of the Trust is extended beyond the Termination Date by Extraordinary Resolution of Unitholders," in Section 15.2.3.;

(eee) deleting Section 15.3;

(fff) deleting the words "(whether on the Termination Date or on such other date as may be determined in accordance with Section 13.14 or 15.3)" from the first and second line of Section 15.4.1.;

(ggg) deleting the name and address for Barclays Canada in Section 16.3.5. and substituting the following:

"Brompton Funds Management Limited, Bay Wellington Tower, 181 Bay Street, P.O. Box 793, Suite 2930, Toronto, Ontario, M5J 2T3, Attention: Chief Financial Officer"; and

(hhh) deleting Section 16.9. and substituting the following:

"The Trust will make available to the Canadian financial press for publication on at least a weekly basis the Net Asset Value per Unit. The Trust shall also display at www.bromptongroup.com, on at least a weekly basis, the Net Asset Value per Unit, Repayment Price and Combined Value.".

3. Barclays Canada is hereby authorized and directed, as trustee of the Trust, to make such additional amendments to the Declaration of Trust as it considers necessary or advisable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

4. Barclays Canada is hereby authorized and directed, as trustee of the Trust, to take such action and to negotiate, approve, execute and deliver all such certificates, documents, authorizations, agreements and instruments or other documentation and to take and any and all such further action as may be necessary or desirable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

5. Notwithstanding the provisions hereof, the board of directors of Barclays Canada, as trustee of the Trust, may revoke this extraordinary resolution at any time prior to the execution of an amendment to the Declaration of Trust giving effect hereto without further approval of the unitholders of the Trust.

APPENDIX V

BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND
(the "Fund")

EXTRAORDINARY RESOLUTION

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1. The change of the trustee of the Fund from Barclays Global Investors Canada Limited ("Barclays Canada") to BG Funds Management Limited and then to Brompton Funds Management Limited on the basis described in the BARCLAYS*funds*™ joint management information circular dated August 18, 2006 (the "Circular") is hereby authorized and approved.

2. The amended and restated declaration of trust of the Fund dated November 16, 2004 (the "Declaration of Trust") is hereby amended by:

   (a) deleting the definition "Advisory Board";

   (b) adding the following new definition:

   ""Affiliated Fund" has the meaning ascribed thereto in Section 13.18.";

   (c) deleting the definition "Barclays" and substituting the following:

   ""Trustee" means the trustee of the Fund from time to time.";

   (d) deleting the words "any fees or amounts payable to members of the Advisory Board" in the fifth line of the definition "Expenses of the Fund" and substituting the following:

   "any fees or amounts payable to independent members of the board of directors of the Trustee or Manager";

   (e) adding the following new definition:

   ""Management Agreement" means a management agreement that may be entered into between a manager and the Trustee on behalf of the Fund respecting the management and administration of the Fund by such manager, as it may be amended from time to time.";

   (f) adding the following new definition:

   ""Manager" means the manager of the Fund, as may be appointed manager of the Fund in accordance with the terms hereof.";

   (g) adding the following new definition:

   ""Permitted Merger" has the meaning ascribed thereto in Section 13.18.";

   (h) adding the following new definition:

   ""Redemption Amount" means the redemption amount determined pursuant to Section 4.1.1.";

   (i) deleting the definition "Redemption Date" and substituting the following:

   ""Redemption Date" has the meaning ascribed thereto in Section 4.1.1.";

   (j) deleting the definition "Redemption Payment Date" and substituting the following:

""Redemption Payment Date" has the meaning ascribed thereto in Section 4.1.2.";

(k) deleting the definition "Redemption Period";

(l) deleting the definition "Termination Date" and substituting the following:

""Termination Date" has the meaning ascribed thereto in Section 15.2.";

(m) adding the following new definition:

""Transfer Agent" means such company as may from time to time be appointed by the Fund to act as registrar, transfer agent and distribution agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent.";

(n) deleting the definition "Valuation Time" and substituting the following:

""Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects in its discretion to calculate Net Asset Value per Unit.";

(o) deleting all references to "Barclays" throughout the Declaration of Trust and, unless otherwise provided herein, substituting the word "the Trustee";

(p) deleting the word "Barclays" in the first and second lines of Section 2.1. and substituting the letters "BG";

(q) deleting Section 4.1.1. and substituting the following:

"Subject to the Fund's right to suspend redemptions (as described in Subsection 4.1.5 below), Units may be surrendered for redemption on the second last Business Day of December in any year (the "Redemption Date") where the Units are surrendered by 5:00 p.m. (Toronto time) on a day at least 20 Business Days prior to the Redemption Date at a redemption price per Unit that is equal to 100% of Net Asset Value per Unit minus any costs associated with the redemption, including all brokerage costs and less any income or net realized capital gains of the Fund that are distributed to a Unitholder concurrently with the proceeds of disposition on the redemption (the "Redemption Amount").";

(r) deleting Section 4.1.2. and substituting the following:

"Payment will be made by the Fund to the Unitholder on or before the tenth Business Day following the Redemption Date (such tenth Business Day being the "Redemption Payment Date"). Any unpaid distribution payable to Unitholders of record on or before the Redemption Date in respect of Units tendered for redemption will also be paid on the Redemption Payment Date. All redemption payments shall be made by wire transfer of immediately available funds or by cheque drawn on a Canadian chartered bank or a trust company in lawful money in Canada payable at par to or to the order of the Unitholder who has surrendered Units for redemption. Payments made by the Fund of the Redemption Amount are conclusively deemed to have been made upon successful transmission of the wire transfer or the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.";

(s) deleting Section 4.1.3. and substituting the following:

"The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Fund has received, paid, declared payable or allocated to Unitholders as distribution or redemption proceeds.";

(t) deleting Section 4.1.4. and substituting the following:

"Units may be surrendered for redemption by presentation by the Unitholder to the Transfer Agent of a Redemption Request in a form acceptable to the Transfer Agent, specifying the number of Units to be redeemed, and if definitive unit certificates have been issued therefor, accompanied by such unit certificates, in each case at least 20 Business Days prior to the Redemption Date.";

(u) deleting Section 4.1.5 and substituting the following:

"The Trustee may suspend the redemption of Units or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the securities included in the Portfolio (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Trustee to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. Redemptions so suspended will be effected at a price determined on the first date that the Net Asset Value per Unit is calculated following the termination of the suspension. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Trustee shall be conclusive.";

(v) adding the following paragraph as a new Section 4.1.6.:

"Subject to Section 4.1.5, from and after the date the Units are surrendered for redemption, such Units shall cease to be entitled to share in the income or any participation in the Fund Property and the holder thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(w) adding the following paragraph as a new Section 4.1.7.:

"Any and all Units which have been surrendered for redemption shall be deemed to be outstanding until, but not after, 5:00 p.m. (Toronto time) on the Redemption Date. Thereafter, the Unitholder who surrendered such Units for redemption shall cease to have any rights as a Unitholder in respect of such Units other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions, if any, in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.";

(x) adding the following paragraph as a new Section 4.1.8.:

"Notwithstanding the foregoing, provided the Unitholder has not withheld consent, the Fund may request the recirculation agent to seek purchasers for the Units surrendered for redemption in accordance with Section 4.4.";

(y) deleting Section 4.2;

(z) deleting Section 4.3;

(aa) deleting the words "Net Asset Value per Unit" in the second last line of Section 4.4. and substituting the words "Redemption Amount per Unit";

(bb) deleting Section 4.5;

(cc) deleting the words "Valuation Time on that day" in the third line of Section 4.6.1 and substituting the following:

"most recent Valuation Date";

(dd) deleting the words "Unit redemption price" in the second last line of Section 4.7.3. and substituting the words "Redemption Amount";

(ee) deleting the word "a registrar" in the second line of Section 5.1.1. and substituting the words "the Transfer Agent";

(ff) deleting the phrase "at the Valuation Time on each Business Day" in the second line of Section 6.1. and substituting the words "on the Valuation Date";

(gg) deleting the words "Valuation Time" in the second last line of Section 6.1. and substituting the words "Valuation Date";

(hh) deleting the words "Valuation Time" where they appear in Section 6.2. and substituting the words "Valuation Date";

(ii) adding the following after the words at the end of Section 6.2.2.2(ii) and 6.2.2.2(iii):

"provided that, for the purpose of calculating the Redemption Amount per Unit, the value of any such listed security shall be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs";

(jj) deleting the words "Valuation Time" in the third last line of Section 7.4 and substituting the words "Valuation Date";

(kk) deleting the words "redemption proceeds" in the last line of Section 7.6 and substituting the words "Redemption Amount";

(ll) deleting the words "members of the Advisory Board" in the third line of Section 10.5.2.(o);

(mm) deleting Article 11;

(nn) adding the following paragraph as a new Section 11.1 of a new Article 11 "Management Services":

"Unless the Trustee determines that it shall itself act as Manager, the Trustee shall appoint or retain a Manager to manage the business and affairs of the Fund on such terms and conditions as the Trustee shall determine. Except as otherwise provided herein or as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to, among other things, administer and manage the day-to-day operations of the Fund, to act as agent for the Fund, to execute documents on behalf of the Fund and to make decisions which conform

to general policies and general principles set forth herein or established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in the Management Agreement, including the power to make all decisions regarding the business of the Fund and to further delegate administration of the Fund, where in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so.";

(oo) deleting the words "and the members of the Advisory Board" from the first line and the words "or their" from the last line of Section 12.1.3.;

(pp) deleting the words "members of the Advisory Board" from the first line of Section 12.2.1.;

(qq) adding the following phrase to the beginning of the first line of Sections 13.14.1.4., 13.14.1.5. and 13.14.2.1.:

"other than as contemplated by Section 13.18,";

(rr) adding the following phrase to the first line of Section 13.14.2.2.:

"other than as contemplated by Section 15.2.2.,";

(ss) deleting the words "(except on the Termination Date)" from the end of Section 13.14.2.2.;

(tt) deleting Section 13.14.2.9.;

(uu) adding the following paragraphs as a new Section 13.18.:

"The Trustee may, without obtaining Unitholder approval, merge the Fund into another investment fund or permit another investment fund to merge into the Fund (a "Permitted Merger"), provided that:

(i) the investment fund(s) with which the Fund is merged is an investment fund(s) managed by the Trustee or an affiliate of the Trustee (an "Affiliated Fund(s)");

(ii) Unitholders are permitted to redeem their Units at a redemption price equal to the Redemption Amount per Unit prior to the effective date of the merger;

(iii) the Trustee must have determined in good faith that the merger is in the best interests of Unitholders; and

(iv) the merger of the Fund and the Affiliated Fund(s) is completed on the basis of an exchange ratio determined with reference to the net asset value per unit of each of the Fund and the Affiliated Fund(s).

If the Trustee determines that it is appropriate and desirable, the Trustee can effect the Permitted Merger, including any required changes to the Declaration of Trust, without seeking Unitholder approval for the Permitted Merger or such amendments. If a decision is made to effect a Permitted Merger, the Trustee will provide notice to Unitholders and issue a press release at least 40 Business Days in advance of the anticipated effective date thereof disclosing details of the proposed Permitted Merger.";

(vv) deleting Section 15.2.1 and substituting the following:

"The Fund shall continue until the date (the "Termination Date") specified in an Extraordinary Resolution of Unitholders calling for the termination of the Fund approved at a duly called meeting of Unitholders. The Fund shall issue a press release regarding the passing of such Extraordinary Resolution and such termination and shall do all such acts as may be required by applicable law.";

(ww) adding the following paragraph as a new Section 15.2.2.:

"Notwithstanding Section 15.2.1. or any other provision hereof, the Trustee may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders. If a decision is made to effect such an early termination, the Trustee will provide notice to Unitholders and issue a press release at least 30 days and no more than 60 days in advance thereof.";

(xx) deleting Section 15.3;

(yy) deleting the words "(whether on the Termination Date or on such other date as may be determined in accordance with Section 13.14 or 15.3)" from the first and second line of Section 15.4.1.;

(zz) deleting the name and address for Barclays Canada in Section 16.3.5. and substituting the following:

"Brompton Funds Management Limited, Bay Wellington Tower, 181 Bay Street, P.O. Box 793, Suite 2930, Toronto, Ontario, M5J 2T3, Attention: Chief Financial Officer"; and

(aaa) deleting Section 16.9. and substituting the following:

"The Fund will make available to the Canadian financial press for publication on at least a weekly basis the Net Asset Value per Unit.".

3. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to make such additional amendments to the Declaration of Trust as it considers necessary or advisable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

4. Barclays Canada is hereby authorized and directed, as trustee of the Fund, to take such action and to negotiate, approve, execute and deliver all such certificates, documents, authorizations, agreements and instruments or other documentation and to take and any and all such further action as may be necessary or desirable in connection with or to implement the matters contemplated in this extraordinary resolution or the Circular.

5. Notwithstanding the provisions hereof, the board of directors of Barclays Canada, as trustee of the Fund, may revoke this extraordinary resolution at any time prior to the execution of an amendment to the Declaration of Trust giving effect hereto without further approval of the unitholders of the Fund.

BARCLAYS *funds*™

BARCLAYS *funds*™



PROXY

FOR USE AT THE SPECIAL MEETING OF UNITHOLDERS TO
TO BE HELD ON SEPTEMBER 22, 2006
BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND

THIS PROXY IS SOLICITED ON BEHALF OF
BARCLAYS GLOBAL INVESTORS CANADA LIMITED,
as trustee and manager of Barclays Advantaged S&P®/TSX® Income Trust Index Fund
("Barclays Canada")

The undersigned holder ("Unitholder") of units ("Units") of Barclays Advantaged S&P®/TSX® Income Trust Index Fund (the "Fund") hereby revokes any proxy previously given and appoints Rajiv Silgardo, Chief Executive Officer and Director of Barclays Canada, or failing him, Warren Collier, Chief Operating Officer & Head of Legal of Barclays Canada, or failing both of them, Subhas Sen, Chief Financial Officer of Barclays Canada or, instead of any of them, ______________________________, as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned **at the special meeting of Unitholders of the Fund (the "Meeting") to be held on September 22, 2006 and at all adjournments thereof**, upon the following matters:

(1) VOTE FOR ☐ OR VOTE AGAINST ☐ or, if no specification is made, **VOTE FOR** the resolution set out in Appendix I of the information circular of the Fund dated August 18, 2006 (the "Circular"); and

(2) Such other business as may properly come before the Meeting.

If any amendments or variations to the matters identified in the Circular are proposed at the Meeting or at any adjournments thereof, or if any further matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting at the Meeting or at any adjournment thereof.

Date: ________________________________, 2006.

______________________________	______________________________
Number of Units	Signature of Unitholder
	______________________________
	Name of Unitholder (please print clearly)

Notes:

(1) **A Unitholder has the right to appoint a person to represent him or her at the Meeting other than the Barclays Canada representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the Unitholder wishes to appoint. Such other person need not be a Unitholder.**

(2) To be used at the meeting, a proxy must be deposited with Computershare Investor Services Inc. (**"Computershare"**) by delivery to its principal offices in Toronto at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department at any time up to 5:00 p.m. (Toronto time) on September 20, 2006, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day of any adjournment of the Meeting.

(3) Reference is made to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

(4) To be valid, this proxy must be signed by the Unitholder or his or her attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized and its corporate seal, if any, should be affixed.

(5) If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed to Unitholders.

(6) If a Unit is held jointly by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect of the Unit, but if more than one of them are present or represented by proxy they shall vote together in respect of the Unit so held, provided that only one of them can vote on a show of hands, and, if they do not agree how to exercise any vote to which they are jointly entitled (including a vote on a show of hands), they shall for the purpose of voting be deemed not to be present.

Computershare

Investor Services Inc.
100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION
August 29, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs:

Subject: Barclays Advantaged S&P/TSX Income Trust Index Fund

We confirm that the following materials were sent by pre-paid mail on August 25, 2006, to the registered unitholder of the Fund:

1. Notice of Special Meetings of Unitholders and Joint Management Information Circular
2. Proxy
3. Return Envelope

We also confirm that copies of the above-mentioned materials were sent by overnight courier on August 28, 2006 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

We are providing this confirmation to you in our capacity as agent for the Fund.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.
Agent for Barclays Advantaged S&P/TSX Income Trust Index Fund

416-263-9410(Phone)
416- 981-9800 (Fax)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces October Distributions for BARCLAYSfunds

<<
Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN

TORONTO, Sept. 20 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on October 16, 2006 to unitholders of record on September 29, 2006:

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$0.09547
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$0.07738
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$0.03738
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$0.06671
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$0.07606

>>

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages $13 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at June 30, 2006, Barclays Canada managed $66 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.

%SEDAR: 00019129E

/For further information: Contacts for Press: Howard J. Atkinson, CFA, CIMA(R), Principal, Barclays Global Investors Canada Limited, Tel: (416) 594-4404, Email: howard.atkinson(at)barclaysglobal.com; All other inquiries: (877) 464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
BARCLAYSfunds(TM) announce adjournment of special meetings of unitholders

TORONTO, Sept. 22 /CNW/ - (TSX: BAC.UN, BAE.UN, BAI.UN, BDS.UN, BDS.PR.A, BTH.UN) - Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund, Barclays Advantaged Equal Weighted Income Fund, Barclays Advantaged Corporate Bond Fund, Barclays Income + Growth Split Trust and Barclays Top 100 Equal Weighted Income Fund (the "Funds") announced today that the special meetings of unitholders of the Funds scheduled to be held today to consider the change of trusteeship and management of the Funds from Barclays Global Investors Canada Limited ("Barclays Canada") to Brompton Funds LP ("Brompton") have been adjourned. The adjourned meetings of the Funds will take place at 9 a.m. (Toronto time) on October 11, 2006 at 1 First Canadian Place, Suite 6300, 100 King Street West, Toronto, Ontario. The meetings were adjourned as part of an agreement between Barclays Canada and Brompton to extend the closing date for the transaction to October 27, 2006 from September 29, 2006.

Unitholders who have already completed and returned a voting instruction form voting their units need not take any further action. Unitholders who have not yet voted their units will be able to do so until 5 p.m. (Toronto time) on October 5, 2006.

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs under the iShares brand, including 16 in Canada. As at June 30, 2006, Barclays Canada managed $66 billion in Canadian assets and in other assets for Canadian clients and $13 billion in iShares. Barclays Canada has offices in Toronto and Montreal.

About Brompton

Brompton is a leader in the management of closed-end funds in Canada with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance.

%SEDAR: 00019129E

/For further information: Geri James, Head of Canadian ETF Products & Administration, Barclays Global Investors Canada Limited, (416) 643-4060; Mark Caranci, President, Brompton Funds LP, (416) 642-6004/
(BAC.UN. BAE.UN. BAI.UN. BDS.UN. BDS.PR.A. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 16:05e 22-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
BARCLAYSfunds(TM) announce removal of proposed permitted merger provisions

TORONTO, Oct. 2 /CNW/ - (TSX: BAC.UN, BAE.UN, BAI.UN, BDS.UN, BDS.PR.A, BTH.UN) - Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund, Barclays Advantaged Equal Weighted Income Fund, Barclays Advantaged Corporate Bond Fund, Barclays Income + Growth Split Trust and Barclays Top 100 Equal Weighted Income Fund (the "Funds") announced today that Barclays Global Investors Canada Limited ("Barclays Canada") and Brompton Funds LP ("Brompton") have decided to remove the permitted merger provisions included in the changes proposed to be made as part of the proposal to transfer the trusteeship and management of the Funds from Barclays Canada to Brompton.

As a result of recent concerns in the marketplace regarding the use of permitted merger provisions by other fund managers, and to ensure that there is no uncertainty or concern amongst investors or their investment advisors, Brompton and Barclays Canada have agreed to eliminate the proposed amendment to the Funds' declaration of trust concerning permitted mergers.

The adjourned meetings are scheduled to be held at 9 a.m. (Toronto time) on October 11, 2006. Unitholders who have already completed and returned a voting instruction form voting their units need not take any further action. Unitholders who have not yet voted their units or wish to change their vote will be able to do so until 5 p.m. (Toronto time) on October 10, 2006 instead of October 5, 2006 as previously announced.

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs under the iShares brand, including 16 in Canada. As at June 30, 2006, Barclays Canada managed $66 billion in Canadian assets and in other assets for Canadian clients and $13 billion in iShares. Barclays Canada has offices in Toronto and Montreal.

About Brompton

Brompton is a leader in the management of closed-end funds in Canada with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance.
%SEDAR: 00019129E

/For further information: Rajiv Silgardo, CEO, Barclays Global Investors Canada Limited, (416) 643-4010; Mark Caranci, President, Brompton Funds LP, (416) 642-6004./
(BAC.UN. BAE.UN. BAI.UN. BDS.UN. BDS.PR.A. BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds)

CNW 16:12e 02-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Barclays Global Investors Canada Limited and Brompton Funds LP receive unitholder approval to transfer BARCLAYSfunds

TORONTO, Oct. 11 /CNW/ - (TSX: BAC.UN, BAE.UN, BAI.UN, BDS.UN, BDS.PR.A, BTH.UN) Barclays Global Investors Canada Limited (Barclays Canada) and Brompton Funds LP (Brompton) are pleased to announce that, at special meetings held today, unitholders have approved the transfer of the trusteeship and management of the BARCLAYSfunds(TM) closed-end fund business (the "Funds") from Barclays Canada to Brompton. The BARCLAYSfunds closed-end fund business includes the following, TSX-listed, closed-end funds:

<<

- Barclays Advantaged Corporate Bond Fund (BAC.UN)
- Barclays Advantaged Equal Weighted Income Fund (BAE.UN)
- Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)
- Barclays Income + Growth Split Trust (BDS.UN; BDS.PR.A)
- Barclays Top 100 Equal Weighted Income Fund (BTH.UN)

>>

Barclays Canada had sought unitholder approval to transfer the Funds to Brompton as part of a strategic decision to focus its resources on its iShares (TM) family of exchange-traded funds. Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC.

Brompton is a leader in the management of closed-end funds in Canada with 14 TSX-listed closed-end funds and over $3 billion in assets under management. Brompton's funds employ a variety of structures, including a suite of funds similar to the Funds, focusing on low-cost, index-based products while maintaining high standards of business practice and corporate governance. "We are pleased with the results of the vote and are committed to providing investors with continued access to high-quality investment products while ensuring their interests are protected," states Mark Caranci, President, Brompton Funds LP.

The transfer of the trusteeship and management of the Funds is expected to be implemented on or about October 27, 2006.

%SEDAR: 00019178E

/For further information: Mark Caranci, President, Brompton Funds LP, (416) 642-6004; Geri James, Head of Canadian ETF Products and Administration, Barclays Global Investors Canada Limited, (416) 643-4060/
(BTH.UN.)

CO: Barclays Global Investors Canada Limited (Barclays Funds); Brompton Funds LP

CNW 16:12e 11-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Barclays Canada Announces November Distributions for BARCLAYSfunds

<<
Listing: TSX (Toronto Stock Exchange)

Symbol: BAI.UN
BAE.UN
BAC.UN
BDS.UN
BTH.UN

TORONTO, Oct. 20 /CNW/ - Barclays Global Investors Canada Limited (Barclays Canada), as trustee of the BARCLAYSfunds, announced today the following cash distributions payable on November 15, 2006 to unitholders of record on October 31, 2006:

Fund	Distribution per unit
Barclays Advantaged S&P(R)/TSX(R) Income Trust Index Fund (BAI.UN)	$0.09653
Barclays Advantaged Equal Weighted Income Fund (BAE.UN)	$0.08290
Barclays Advantaged Corporate Bond Fund (BAC.UN)	$0.03983
Capital Unit of the Barclays Income + Growth Split Trust (BDS.UN)	$0.08171
Barclays Top 100 Equal Weighted Income Fund (BTH.UN)	$0.07886

>>

Further information on the above funds can be found at www.barclaysfunds.ca

About Barclays Canada

Barclays Canada is an indirect subsidiary of Barclays PLC and part of Barclays Global Investors (BGI), a division of Barclays PLC and one of the largest institutional investment managers in the world and the largest manager of index funds. BGI leads the world in exchange traded funds (ETFs), with funds covering a complete range of asset classes and currency exposures. BGI offers more than 125 ETFs, including 14 in the UK, 16 in Canada, and more than 100 in the US. Barclays Canada currently manages $13 billion in ETFs. The XIU Fund is one of the largest mutual funds in the Canadian equity category and the largest index fund across all categories. As at June 30, 2006, Barclays Canada managed $66 billion in Canadian assets and in other assets for Canadian clients. Barclays Canada has offices in Toronto and Montreal.
%SEDAR: 00019178E

/For further information: Contacts for Press: Geri James, Principal, Barclays Global Investors Canada Limited, Tel: (416) 643-4060, Email: geri.james(at)barclaysglobal.com; All other inquiries: (877) 464-8648, barclaysfunds(at)barclaysglobal.com/
(BAI.UN. BAE.UN. BAC.UN. BDS.UN. BTH.UN.)

CO: Barclays Global Investors Canada Limited

CNW 11:35e 20-OCT-06



BARCLAYS ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND
BARCLAYS ADVANTAGED EQUAL WEIGHTED INCOME FUND
BARCLAYS ADVANTAGED CORPORATE BOND FUND
BARCLAYS INCOME + GROWTH SPLIT TRUST
BARCLAYS TOP 100 EQUAL WEIGHTED INCOME FUND

Report of Voting Results
(Section 16.3 of National Instrument 81-106)

At the adjourned special meeting of unitholders of Barclays Advantaged S&P®/TSX® Income Trust Index Fund, Barclays Advantaged Equal Weighted Income Fund, Barclays Advantaged Corporate Bond Fund, Barclays Income + Growth Split Trust and Barclays Top 100 Equal Weighted Income Fund (the "Funds") held on October 11, 2006, the unitholders of each Fund approved an extraordinary resolution for the following purposes:

- authorizing the transfer of the trusteeship and management of the Funds from Barclays Global Investors Canada Limited ("Barclays Canada") to BG Funds Management Limited and then to Brompton Funds LP ("Brompton"); and
- authorizing amendments to the declarations of trust of the Funds in order to make the provisions of the declarations of trust more consistent with the provisions of Brompton's other funds, including:
    - adding a provision permitting the trustee to delegate its duties to a manager and an investment advisor. Brompton will pay the fees of the manager and investment advisor out of its trustee fees;
    - conforming the redemption provisions of the Funds, including the annual redemption date, notice period and method of calculating the redemption price to those of the Brompton funds;
    - permitting Brompton, if it determines that this change is in the best interests of unitholders, to change the frequency of calculating the net asset value of the Funds from daily to weekly;
    - without affecting unitholders' rights to redeem units of the Fund each year, changing the termination provisions of each of the Funds, including removing or extending the final termination date of each Fund, and providing Brompton with the ability to terminate each Fund early without unitholder approval if Brompton determines that it is in the best interests of unitholders;
    - deleting provisions requiring an advisory board for the Funds. The board of directors of the Brompton management company that will act as trustee/manager will take the place of the current advisory board and has several experienced independent members whose mandate will be to ensure that the Funds are managed in the best interests of unitholders; and
    - making other amendments consequential to the foregoing.

Dated October 18, 2006 at Toronto, Ontario.

TOR_P2Z:2058094.3

BARCLAYS GLOBAL INVESTORS


BROMPTON
FUNDS

JOINT PRESS RELEASE

BROMPTON FUNDS ASSUMES TRUSTEESHIP AND MANAGEMENT OF BARCLAYS*funds*

Toronto, October 27, 2006 (TSX: BAC.UN, BAE.UN, BAI.UN, BDS.UN, BDS.PR.A, BTH.UN) Brompton Funds Management Limited ("Brompton") is pleased to announce that the transfer of the management and trusteeship of BARCLAYS*funds*™ (the "Funds") to Brompton has been completed and is effective as of the close of business today. The change in management is a result of a strategic decision by Barclays Global Investors Canada Limited to focus its resources on its iShares™ family of exchange-traded funds, while ensuring that the interests of its closed-end fund unitholders remain protected.

The Funds' ticker symbols will remain the same, while the name "Barclays" within each fund will be replaced by "BG" to reflect the change in management to Brompton. The name changes will take effect on the TSX after close of market on October 31, 2006.

The new closed-end fund names (collectively "BG Funds") and ticker symbols will be:

- **BG Advantaged Corporate Bond Fund (BAC.UN)**
- **BG Advantaged Equal Weighted Income Fund (BAE.UN)**
- **BG Advantaged S&P®/TSX® Income Trust Index Fund (BAI.UN)**
- **BG Income + Growth Split Trust (BDS.UN; BDS.PR.A)**
- **BG Top 100 Equal Weighted Income Fund (BTH.UN)**

Brompton is a leader in the closed-end fund business and is committed to providing high-quality products to investors at low costs. Including the BG Funds, Brompton manages 20 TSX-listed closed-end funds with over $4 billion in assets under management. Brompton's funds employ a variety of structures and strategies, including a suite of funds similar to the BG funds, which focus on low-cost, index-based products. Brompton is also committed to maintaining high standards of business practice and corporate governance in the management of all of its funds.

For further information on BG Funds please reference the Joint Management Information Circular dated August 18, 2006 or please visit Brompton's website at www.bromptongroup.com.

Mark Caranci
President
Brompton Funds LP
416-642-6004

Geri James
Head of Canadian ETF Products and Administration
Barclays Global Investors Canada Limited
416-643-4060

Notice of Change
Pursuant to Section 2.10 of National Instrument 81-106

Barclays Advantaged S&P®/TSX® Income Trust Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund
Barclays Canada S&P®/TSX® Institutional Index Fund
Barclays Equal Weighted Income Fund
Barclays Corporate Bond Fund

Barclays Global Investors Canada Limited (**"Barclays Canada"**) entered into an agreement with Brompton Funds LP, by its general partner BFGP Limited, dated August 18, 2006, as amended, to transfer the trusteeship and management of the BARCLAYS*funds*™ closed-end fund business to Brompton Funds Management Limited (**"Brompton"**).

These funds consist of Barclays Advantaged S&P®/TSX® Income Trust Index Fund, Barclays Advantaged Equal Weighted Income Fund, Barclays Advantaged Corporate Bond Fund, Barclays Income + Growth Split Trust and Barclays Top 100 Equal Weighted Income Fund (the **"Funds"**) and Barclays Canada S&P®/TSX® Institutional Index Fund, Barclays Equal Weighted Income Fund and Barclays Corporate Bond Fund (the **"Underlying Funds"**).

Upon the completion of the transactions contemplated by the agreement, Brompton became the trustee of the Funds and the Underlying Funds. The transaction was completed and became effective on October 27, 2006.

In connection with the transaction, the names of the Funds and the Underlying Funds have been changed to reflect the change of trusteeship to Brompton as set out below:

Name Prior to Transfer	**Name After Transfer**
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	BG Advantaged S&P®/TSX® Income Trust Index Fund
Barclays Advantaged Equal Weighted Income Fund	BG Advantaged Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund	BG Advantaged Corporate Bond Fund
Barclays Income + Growth Split Trust	BG Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund	BG Top 100 Equal Weighted Income Fund
Barclays Canada S&P®/TSX® Institutional Index Fund	BAI Trust
Barclays Equal Weighted Income Fund	BAE Trust
Barclays Corporate Bond Fund	BAC Trust

In addition, unitholders of the Funds and the Underlying Funds have authorized amendments to the declarations of trust of the Funds and the Underlying Funds in order to make the provisions of the declarations of trust more consistent with the provisions of Brompton's other funds, including:

- adding a provision permitting the trustee to delegate its duties to a manager and an investment advisor. Brompton will pay the fees of the manager and investment advisor out of its trustee fees;
- conforming the redemption provisions of the Funds and the Underlying Funds, including, where applicable, the annual redemption date, notice period and method of calculating the redemption price to those of the Brompton funds;
- permitting Brompton, if it determines that this change is in the best interests of unitholders, to change the frequency of calculating the net asset value of the Funds and the Underlying Funds from daily to weekly;
- without affecting the unitholders' rights to redeem units of the Funds and the Underlying Funds, changing the termination provisions of the Funds and the Underlying Funds, including removing or extending the final termination date of the Funds and providing Brompton with the ability to terminate the Funds and the Underlying Funds early without unitholder approval if Brompton determines that it is in the best interests of unitholders;
- deleting provisions requiring an advisory board for the Funds; and
- making other amendments consequential to the foregoing.

Warren Collier
Principal
Chief Operating Officer

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street, Suite 2500
P.O. Box 614, Toronto, Ontario M5J 2S1
TEL +1 416 643 4075
FAX +1 416 643 4076
warren.collier@barclaysglobal.com



BARCLAYS GLOBAL INVESTORS

November 28, 2005

IBT Trust Company (Canada)
1 First Canadian Place
100 King Street West, Suite 2800
Toronto, Ontario
M5X 1C8

Attention: Carlo Spagnuolo, CEO

Dear Sirs:

Re: Amendment#1 to Amended and Restated Master Custody Agreement

We refer to the Amended and Restated Master Custody Agreement between Barclays Global Investors Canada Limited and IBT Trust Company (Canada) dated as of 17th August, 2005 (the "Agreement").

On countersignature of this letter by you, the following amendment will be made effective as of December 6th, 2005:

Schedule A to the Agreement is deleted in its entirety and replaced with Schedule A as attached to this letter.

All of the other terms of the Agreement are to remain in full force and effect.

If you agree to the above amendments, please sign both copies of this letter and return one to us.

Sincerely,

Barclays Global Investors Canada Limited
in its capacity as trustee of the iUnits Funds attached as Schedule A

By: ....

Rajiv Silgardo
President and CEO

By: ....

Warren Collier
General Counsel & COO

We acknowledge that we have received a copy of this letter and we agree to be bound by the terms and conditions contained in this letter.

IBT Trust Company (Canada)

By: ______________________
Carlo Spagnuolo, CEO

SCHEDULE A

FUNDS

ETFs

iUnits S&P/TSX 60 Index Fund
iUnits Composite Cdn Eq Capped Index Fund
iUnits S&P/TSX MidCap Index Fund
iUnits S&P/TSX Capped Energy Index Fund
iUnits S&P/TSX Capped Information Technology Index Fund
iUnits S&P/TSX Capped Gold Index Fund
iUnits S&P/TSX Capped Financials Index Fund
iUnits S&P/TSX Capped REIT Index Fund
iUnits Materials Sector Index Fund
iUnits Income Trust Sector Index Fund
iUnits Dividend Index Fund
iUnits Short Bond Index Fund
iUnits Canadian Bond Broad Market Index Fund
iUnits Real Return Bond Index Fund
iUnits S&P 500 C$ Index Fund
iUnits International Equity C$ Index Fund

Structured Products

Barclays Advantaged S&P®/TSX™ Income Trust Index Fund
Barclays S&P®/TSX™ Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street, Suite 2500
P.O. Box 614, Toronto, Ontario M5J 2S1
TEL +1 416 643 4000
FAX +1 416 643 4001
www.barclaysglobal.com

BARCLAYS GLOBAL INVESTORS

April 21, 2006

IBT Trust Company (Canada)
First Canadian Place
100 King Street West, Suite 2800
Toronto, Ontario
M5X 1C8

Attention: Carlo Spagnuolo, CEO

Dear Sirs:

Re: Amendment #2 to Amended and Restated Master Custody Agreement

We refer to the Amended and Restated Master Custody Agreement between Barclays Global Investors Canada Limited and IBT Trust Company (Canada) dated as of 17th August, 2005 (the "Agreement") as amended by Amendment #1 dated November 28, 2005 .

On countersignature of this letter by you, the following amendment will be made effective as of April 25th, 2006.

Schedule A is deleted in its entirety and replaced with Schedule A as attached to this letter.

All of the other terms of the Agreement are to remain in full force and effect.

If you agree to the above amendments, please sign both copies of this letter and return on to us.

Sincerely,

Barclays Global Investors Canada Limited
in its capacity as trustee of the iShares funds attached as Schedule A

By: ....
Rajiv Silgardo
President and CEO

By: ....
Warren Collier
COO & Head of Legal

We acknowledge that we have received a copy of this letter and we agree to be bound by the terms and conditions contained in this letter.

IBT Trust Company (Canada)

By: ______________________

Carlo Spagnuolo, CEO

SCHEDULE "A"

FUNDS

ETFs

iShares CDN S&P/TSX 60 Index Fund
iShares CDN S&P/TSX Capped Composite Index Fund
iShares CDN S&P/TSX MidCap Index Fund
iShares CDN S&P/TSX Capped Energy Index Fund
iShares CDN S&P/TSX Capped Information Technology Index Fund
iShares CDN S&P/TSX Capped Gold Index Fund
iShares CDN S&P/TSX Capped Financials Index Fund
iShares CDN S&P/TSX Capped REIT Index Fund
iShares CDN S&P/TSX Capped Materials Index Fund
iShares CDN S&P/TSX Capped Income Trust Index Fund
iShares CDN Dow Jones Canada Select Dividend Index Fund
iShares CDN Scotia Capital Short Term Bond Index Fund
iShares CDN Scotia Capital Universe Bond Index Fund
iShares CDN Scotia Capital Real Return Bond Index Fund
iShares CDN S&P 500 Hedged to Canadian Dollars Index Fund
iShares CDN MSCI EAFE 100% Hedged to CAD Dollars Index Fund

Structured Products

Barclays Advantaged S&P/TSX Income Trust Index Fund
Barclays S&P/TSX Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund



BARCLAYS GLOBAL INVESTORS CANADA LIMITED

- and -

IBT TRUST COMPANY (CANADA)

AMENDED AND RESTATED MASTER CUSTODY AGREEMENT

Dated as of the 17th day of August, 2005

TABLE OF CONTENTS

AMENDED AND RESTATED MASTER CUSTODY AGREEMENT

THIS AMENDED AND RESTATED MASTER CUSTODY AGREEMENT is made and entered into as of the 17th day of August, 2005,

BETWEEN:

BARCLAYS GLOBAL INVESTORS CANADA LIMITED, a company incorporated under the laws of Ontario and having its head office at Suite 2500, 161 Bay Street, BCE Place, Toronto, Ontario, M5J 2S1, as Trustee of those investment funds listed in Schedule "A" to this Agreement

(the "**Trustee**")

\- and -

IBT TRUST COMPANY (CANADA), a trust company organized under the laws of Canada, and authorised to carry on business as a trustee in Ontario, having an office at First Canadian Place, 100 King Street West, Suite 2800, Toronto, Ontario, M5X 1C8

(the "**Custodian**")

WITNESS THAT:

A. The Trustee desires to appoint the Custodian to act as custodian for the Funds, including without limitation, to provide safekeeping and custodial services with respect to all cash, securities and other assets of the Funds.

B. The Custodian has agreed to act as custodian for the Funds, and the parties desire to set forth certain terms relating to the activities of the Trustee and the Custodian.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Master Custody Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby agree as follows:

ARTICLE 1.
INTERPRETATION

1.1. Definitions

In this Master Custody Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the following meanings:

1.1.1. "**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Ontario), as the same may be amended from time to time.

1.1.2. "**Applicable Law**" means, unless the context otherwise dictates, Securities Laws, Privacy Laws and any other law, statute, regulation, rule, order, judgement, decree, treaty, directive or other requirement or policy in effect from time to time and applicable to any Fund, the Custodian, and any activity, event or other matter related to this Agreement.

1.1.3. "**Authorised Persons**" means those individuals authorised in writing by the Trustee, as contemplated in Section 2.5, to give instructions to the Custodian, which may include, without limitation, directors, officers or employees of the Trustee or of any Investment Manager or of any securities lending agent appointed by a Fund.

1.1.4. "**Beneficial Ownership Determination Date**" means, in respect of a meeting of holders of any Voting Portfolio Securities, the record date for voting or, in the absence of a record date for voting, the date established by the applicable issuer for the determination of the registered holders of Voting Portfolio Securities that are entitled receive notice of the meeting.

1.1.5. "**Book-Based System**" means a system for the central handling of securities or equivalent book-based entries pursuant to which system all securities of any particular class or series of any issuer deposited within the system are treated as fungible and may be transferred or pledged by book-keeping entry without physical delivery of such securities.

1.1.6. "**Business Day**" means a day that is not a Saturday, Sunday or a holiday in the Province of Ontario.

1.1.7. "**Confidential Information**" means all information of a party that is not generally known to the public, whether of a technical, business or other nature (including all trade secrets, business processes, investment management strategies, investment programs, investment portfolios, know-how, designs, Unitholder Information, Personal Information, business plans, promotional and marketing activities, product plans, fee schedules, information relating to management fee distributions of any Fund, finances and other business affairs of the party), that is disclosed by the party or by a Representative of the party or an Affiliate of the party (collectively, the "**Disclosing Party**") to the other party (the "**Receiving Party**") or that is otherwise learned by the Receiving Party in the course of its discussions or business dealings with, or its physical or electronic access to the premises of, the Disclosing Party, and that has either been identified as being proprietary and/or confidential by the Disclosing Party or that by the nature of the circumstances surrounding the disclosure or receipt ought to be treated as proprietary and confidential.

1.1.8. "**Depository**" means The Canadian Depository for Securities Limited, the Depository Trust Company or any domestic or foreign depository or clearing agency which is incorporated or organized under the laws of a country or a political subdivision of a country that does, and is duly authorised to, operate a Book-Based System in that country or does, and is duly authorised to, operate a transnational Book-Based System.

1.1.9. "**Fed Funds Rate**" means, with respect to any date on which interest is to be calculated, the rate that appears, at 11:00 a.m. (Eastern time) on such date, on the display page designated as "Page 120" (or any successor page) provided by Bridge Telerate Capital Markets (Telerate page 120) under the caption "FED FUNDS EFFECTIVE" and the Column heading "EFF" for the Business Day preceding such date; provided, however, that if a rate does not so appear or if Telerate page 120 is not available, then the Fed Funds Rate shall be the rate determined in accordance with the foregoing on the immediately preceding date on which interest was calculated for the purposes of this Agreement.

1.1.10. "**Federal Reserve System**" means the Federal Reserve – Treasury Department Book Entry System for United States government, instrumentality and agency securities operated by the Federal Reserve Bank, its successor or successors and its nominee or nominees.

1.1.11. "**Funds**" means the investment funds listed in Schedule "A" to this Agreement, each established pursuant to a declaration of trust, as the same may hereafter be amended, the particulars of which are listed in Schedule "A" attached hereto which forms part of this Master Custody Agreement as the same may be constituted and amended from time to time, and "**Fund**" means any one of them.

1.1.12. "**Fund Property**" at any time, means, in respect of a Fund, any and all moneys, securities, property, assets and investments transferred, conveyed or paid to the Custodian, including all income which may thereafter accumulate thereon and all moneys, securities, property, assets or investments substituted for or representing all or any part of the foregoing.

1.1.13. "**Investment Manager**" means the Person or entity, or Persons or entities appointed by the Trustee from time to time (and may include the Trustee) pursuant to the provisions of the declaration of trust governing any Fund, to determine, in its discretion which security shall be purchased, held or sold for a Fund and to execute or cause the execution of purchase and sale orders in respect of such determinations.

1.1.14. "**National Instruments**" means National Instrument 81-102, as amended or restated from time to time, and any additional rule or instrument adopted by the Canadian Securities Administrators which governs the affairs and operations of mutual funds or non-redeemable investment funds which offer their securities to the public in Canada.

1.1.15. "**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

1.1.16. "**Personal Information**" means information about an identifiable individual.

1.1.17. "**Portfolio Securities**" means all securities, together with all commodity futures contracts and commodity futures options, acquired, owned or disposed of, as the case may be, by a Fund.

1.1.18. "**Prime Rate**" means, for any day the annual rate of interest equal to the rate that the Royal Bank of Canada establishes at its principal office in Toronto as the reference rate of interest to determine the interest rates it will charge on that day for commercial loans in Canadian dollars made to its customers in Canada and that it refers to as its "prime rate of interest".

1.1.19. "**Privacy Law**" means any federal, provincial, municipal or other applicable statute, law, regulation, order or rule, common law or mandatory policy or guideline of any governmental or regulatory body or agency applicable to a Fund or the Custodian relating to the collection, use and/or disclosure of Personal Information, including the *Personal Information and Electronic Documents Act* (Canada) and equivalent provincial legislation.

1.1.20. "**Proper Instructions**" means (i) instructions regarding the purchase or sale of Portfolio Securities, and payments and deliveries in connection therewith, given by an Authorised Person, such instructions to be given in such form and manner as the Trustee and the Custodian shall agree upon from time to time in a services agreement or otherwise, and (ii) instructions (which may be continuing instructions) regarding other matters signed or initialled by an Authorised Person.

1.1.21. "**Prospectus**" means, in the case of a Fund which is a mutual fund, the most recent final prospectus of a Fund pursuant to which its securities are being continuously distributed or which has been filed by the Fund as a non-offering prospectus under Securities Laws and, in the case of any Fund which is a non-redeemable investment fund, means its most recent final prospectus or annual information form, whichever is later dated

1.1.22. "**Representative**" means, with respect to a Person, an officer, director, employee, contractor, agent, advisor or other representative of that Person.

1.1.23. "**Securities Laws**" means the laws, statutes, regulations, rules, orders, instruments (including any National Instrument), requirements and policies of Canada or a province or territory thereof or any governmental or regulatory body or agency having jurisdiction over a Fund and any stock exchange on which the units of any Fund are listed for trading.

1.1.24. "**Unitholder Information**" means any and all information related to a unitholder of a Fund, including such Person's name, address, e-mail address, telephone number, demographic information, passwords, financial information, account information, information about transactions effected by the Person and, in the case of an individual, any and all Personal Information pertaining to that individual.

1.1.25. "**Vote-Eligible Unitholder**" means a unitholder of a Fund who has satisfied the applicable provisions of the declaration of trust of such Fund entitling such unitholder to vote Voting Portfolio Securities owned by such Fund at any meeting of the holders of such Voting Portfolio Securities and in respect of whose request the Trustee is required to act.

1.1.26. **"Vote-Eligible Voting Portfolio Securities"** means, in respect of any Vote-Eligible Unitholder and an annual or special meeting of the holders of Voting Portfolio Securities of an issuer, the number of Voting Portfolio Securities calculated as the product of X and Y, disregarding any fractional amount, for a Fund, where X is equal to the percentage ownership interest of the Vote-Eligible Unitholder in the Fund on the Beneficial Ownership Determination Date, calculated in the manner set forth in the declaration of trust for the Fund, and Y is equal to, in respect of the Fund, the number of Voting Portfolio Securities beneficially owned by the Fund on the Beneficial Ownership Determination Date.

1.1.27. **"Voting Portfolio Security"** means any share, stock, bond, debenture, unit of any trust or limited partnership, convertible or exchangeable share, stock, bond, debenture or unit or warrant or other similar property or security of any issuer which carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.1.28. **"Master Custody Agreement"**, **"this Agreement"**, **"hereof"**, **"hereby"**, **"herein"**, **"hereto"**, **"hereunder"** and similar expressions, means this master custody agreement made and entered into as of the 31st day of July, 2003, amended and restated this 17th day of August, 2005, and as it may be further amended, supplemented, replaced or restated from time to time.

1.2. Terms Defined under Applicable Law

The terms "clearing agency", "mutual fund", "non-redeemable investment fund" and "securities" have the respective meanings attributed thereto under the *Securities Act* (Ontario), as amended from time to time, and the rules and regulations thereto, including, without limitation, any National Instrument.

1.3. Singular/Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and *vice versa*, and words importing the masculine gender include the feminine.

1.4. Headings

The headings of all the Articles and Sections hereof and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.6. Statute References

Any reference herein to a statute, regulations or rules promulgated thereunder shall be deemed to be a reference to such statute, regulations or rules as amended, re-enacted or

replaced from time to time and references to specific parts, paragraphs or sections thereof shall include all amendments, re-enactments or replacements thereof.

1.7. References to Acts Performed by the Fund

For greater certainty, unless this Agreement provides otherwise, where any reference is made in this Agreement to an act to be performed by a Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Fund or by such other Person to whom authority to act has been lawfully delegated.

1.8. Trustee's Capacity

For greater certainty, unless this Agreement or Applicable Law provides otherwise, it is understood that the Trustee is acting in its capacity as Trustee on behalf of each Fund. To the extent that an amount payable hereunder to the Custodian or to any other Person is in respect of a debt, liability, obligation, demand, judgment, cost, charge or expense which is permitted by a Fund's declaration of trust to be borne by or paid by the Fund, the Trustee shall not be subject to any personal liability for any or all of the same and resort shall be had hereunder solely to the assets of the Funds for the payment or performance thereof.

1.9. Unitholders of Funds

It is expressly understood that no unitholder of a Fund shall be held to have any personal liability as such, and no resort shall be had to his or her private property, for satisfaction of any obligation or claim arising out of or in connection with this Agreement or any obligation of a Fund or of the Trustee hereunder, but rather that the Fund Property only is intended to be liable and subject to levy or execution for such satisfaction.

ARTICLE 2.
APPOINTMENT OF CUSTODIAN AND SUB-CUSTODIANS

2.1. Appointment as Custodian

The Trustee, on behalf of each Fund, hereby appoints the Custodian, and the Custodian hereby accepts appointment, as the custodian of all Fund Property, subject to the terms and conditions hereinafter set forth. As custodian, the Custodian shall have general responsibility for the safekeeping of only such Fund Property that is delivered to it or to its subcustodians appointed in accordance with this Agreement. The Custodian shall act in accordance with the standard of care set forth in Section 6.1.1, and in accordance with certain procedures agreed between the Trustee and the Custodian in a services agreement.

2.2. No Investment Discretion

Notwithstanding anything set forth in this Agreement, the Custodian shall have no responsibility for the investment management of the Fund Property or for the investment decisions of the Fund save and except for carrying out the Proper Instructions given to it pursuant to this Agreement or as expressly contemplated under the terms of the services agreement entered into between the Trustee and the Custodian and the Custodian shall not be liable for investment choices made by or on behalf of the Funds.

2.3. Maintaining Qualifications

The Custodian shall at all times maintain at least the minimum qualifications required by any National Instrument or otherwise by Applicable Law in order to act as a Custodian of mutual funds which offer their securities to the public in Canada.

2.4. Appointment of Sub-Custodians

2.4.1. Except as otherwise provided in this Agreement, the Fund Property of each Fund shall be held in Canada by the Custodian or its sub-custodian, or outside Canada, by its sub-custodians, if appropriate to facilitate portfolio transactions of the Fund outside Canada.

2.4.2. The Custodian may appoint sub-custodians (who may be affiliated with or otherwise related to the Custodian) and enter sub-custodianship agreements on terms and conditions that are substantially consistent with the terms and conditions of this Agreement, provided, however, that written consent to such appointment has been provided by each Fund. The Trustee hereby consents, on behalf of each Fund, to the appointment of The Royal Trust Company in respect of Fund Property to be held in Canada, and Investors Bank & Trust Company and Barclays Global Investors, N.A., with respect to Fund Property to be held outside Canada. Consent is also hereby given with respect to Fund Property to be held outside Canada by those sub-custodians which are part of the Investors Bank & Trust Company's international network of sub-custodians. The Custodian shall provide to each Fund a list of the aforesaid international network of sub-custodians and will further provide updated lists when any sub-custodian is added or deleted. Upon notice to each Fund of the appointment of any additional sub-custodians by the Custodian, the Funds will be deemed to have consented to such appointment if the sub-custodian appointed by the Custodian is part of the aforesaid international network of sub-custodians maintained by Investors Bank & Trust Company.

2.4.3. A sub-custodian appointed by the Custodian shall be permitted to appoint a subcustodian only upon the prior written consent of the Custodian and each Fund. The arrangement under which any sub-custodian is appointed shall provide that a Fund, acting directly or through the Custodian or the sub-custodian, may enforce its rights in respect of all Fund Property which is held by the sub-custodian, it being acknowledged that the Custodian enters into such arrangement on its own behalf as well as on behalf of each of its clients.

2.4.4. Any sub-custodian appointed by or under the authority of the Custodian or its sub-custodians shall be a Person eligible to act as a sub-custodian under the provisions of the National Instruments, and shall execute an agreement on terms and conditions substantially consistent with the terms and conditions of this Agreement, in accordance with the rules, policies and guidelines under Applicable Law in effect from time to time and, further, in accordance with the laws of the country where the sub-custodian is located, to the extent required or necessary. The Custodian shall annually review this Custodian Agreement and all sub-custodian agreements to determine if those Agreements are in compliance with Applicable Law, and shall also make reasonable enquiries as to whether each sub-custodian is a permitted custodian under the National Instruments. The Custodian shall, not less frequently than annually, make or cause to be made any changes

as may be necessary to ensure that this Agreement and all sub-custodian agreements are in compliance with the National Instruments, and that all sub-custodians of the Fund are qualified sub-custodians under the National Instruments.

2.4.5. Where required under Applicable Law, including, without limitation, the National Instruments, the Custodian shall, within 60 days following the end of each financial year of each Fund, advise the Trustee in writing of the names and addresses of all subcustodians of each Fund, whether this Custodian Agreement and the sub-custodian agreements comply with the National Instruments, and whether, to the best of the knowledge and belief of the Custodian, each sub-custodian satisfies the requirements of the National Instruments. The Custodian acknowledges and agrees that copies of the aforementioned reports may be filed by each Fund with the Canadian securities regulatory authorities from time to time.

2.4.6. Notwithstanding any other provision of this Agreement, it is acknowledged that in certain designated markets where the Custodian is providing custodial services (whether directly or through a sub-custodian) in respect of a Fund, the Custodian may not be able to accept some of the liabilities or responsibilities, including liabilities for the acts of its agents, which are otherwise contemplated by this Agreement. Accordingly, the Custodian shall, through a side letter or letters, and in relation to facts and circumstances disclosed by the Custodian to the Fund in the ordinary course, specify the particular responsibilities of the Custodian which apply to the designated market or markets in question. The terms of such side letter, as agreed to in writing by the Fund, shall be deemed to amend the related provisions of this Agreement.

2.5. <u>Proper Instructions and Certification as to Authorised Persons</u>

2.5.1. Each Fund authorizes the Custodian to act upon and rely on, and directs it to accept and act upon, Proper Instructions received by the Custodian except where, prior to acting on such Proper Instructions, the Custodian has received proper notification that the individual who purported to give the Proper Instructions is no longer an Authorised Person of the Fund. Proper Instructions shall include communication effected in writing or directly between electro-mechanical or electronic devices or such other means of communication as agreed between the Trustee and the Custodian, including information transmitted by the underwriters of any Fund. Each Fund hereby authorizes such use of electro-mechanical or electronic communication and the Trustee and the Custodian will agree under the terms of a services agreement as to procedures which shall afford adequate safeguards for Fund Property. Oral instructions will be considered Proper Instructions if the Custodian reasonably believes them to have been given by an Authorised Person. The Trustee shall use its best efforts to cause all oral instructions to be promptly confirmed in writing. The Custodian shall make reasonable efforts to detect any discrepancy between an oral instruction and any confirmation in writing and shall report any such discrepancy to the Fund. The Custodian shall act upon and comply with any Proper Instruction that modifies a prior Proper Instruction. With regard to the correction of any error revealed by a discrepancy or otherwise, the Fund shall give the Custodian detailed Proper Instructions as to the corrective actions required, and shall be responsible for all expenses incurred by the Custodian in correcting the error. The Trustee shall ensure that any Proper Instruction given to the Custodian or any subcustodian shall comply with Applicable Law.

2.5.2. Each Fund will at all times maintain on file with the Custodian a certificate, to be updated no less frequently than annually, in such form as may be acceptable to the Custodian, and signed by the authorised officers of the Trustee, setting out (i) the names and titles of the authorised (officers) of the Fund and of any other person(s) or representative(s), including any Investment Manager or securities lending agent appointed by the Fund and authorised to act on behalf of the Fund at the time specified in such certificate, together with specimen signatures of all such officers, Persons or representatives, and the Custodian shall be entitled to rely upon the identification of such Persons as specified in such certificate as the Person(s) entitled to act on behalf of the Fund, Investment Manager, or securities lending agent for the purposes of this Agreement until such later time as a new or amended certification is delivered to the Custodian. The Custodian will be entitled to rely and act upon any such certificate given to it by the Fund which has been signed by the Authorised Persons named in the most recent certificate of the Fund received by the Custodian.

ARTICLE 3.
CUSTODY OF FUND PROPERTY

3.1. Separate Accounts

The Custodian (but not a sub-custodian) shall at all times keep Fund Property of each Fund held pursuant hereto distinct from the Fund Property of each other Fund. The Custodian (and, for greater certainty, any sub-custodian) shall at all times keep Fund Property distinct from its own assets and distinguishable in the registers and other books of account kept by the Custodian from those of any other Person, until disbursed or otherwise applied in accordance with the provisions of this Agreement. Unless the context otherwise requires, any reference in this Agreement to any actions to be taken by the Fund shall be deemed to refer only to the Fund Property of that Fund, and any duty or obligation of the Custodian hereunder to the Fund shall be deemed to refer to duties and obligations with respect to such Fund and any obligation or liability of the Custodian hereunder shall be binding only with respect to such Fund and shall be discharged only out of the assets of such Fund.

3.2. Segregation

Except as otherwise permitted by this Section 3.2 or Section 4.7, all Fund Property shall be held by the Custodian in its own name or in the name of a sub-custodian, or their respective nominee or nominees, with an account number or other designation in the records of the Custodian, the sub-custodian or nominee, as the case may be, sufficient to establish that the beneficial ownership of the Fund Property of each Fund is vested in that Fund. Where Portfolio Securities are issued in bearer form, they may be held in bearer form and shall be segregated or designated by the Custodian or a sub-custodian, or their respective nominees, so as to establish that the beneficial ownership of such securities is vested in the relevant Fund. Consistent provisions shall be included in any sub-custodian agreement entered into by or under the authority of the Custodian. For greater certainty, property of a Fund transferred by the Custodian or a sub-custodian to a counterparty as margin pursuant to the Proper Instructions of an Authorised Person in connection with derivative transactions, may be registered in the name of the counterparty, and the Custodian agrees to co-operate in transferring legal title from its name to the counterparty's name when directed to do so by the Trustee.

3.3. Registration

Unless Fund Property is in bearer form, the Custodian shall register Fund Property in the name of the Custodian or in the name or names of nominees, including The Canadian Depository for Securities Limited, and The Depository Trust Company. The Custodian is hereby expressly empowered to keep the same wholly or partly, in its principal office or in any one or more of its branches in any province of Canada or at the office of, or any branch of any subcustodian, including itself or its Affiliates, and to hold securities through the facilities of The Canadian Depository for Securities Limited or the Depository Trust Company, or any other domestic or foreign Depository, all as the Custodian may determine; provided that, where Fund Property is held by a Depository, the records of the Custodian and any sub-custodian shall, as regards such Fund Property, contain an account number or other designation sufficient to show that the beneficial ownership of such Fund Property is vested in the Fund. For purposes of this Agreement, any Book-Based System in which the Custodian or any sub-custodian holds Fund Property shall not be considered to be a custodian or sub-custodian of a Fund.

3.4. Federal Reserve –Treasury Department Book-Entry System

3.4.1. The Custodian may keep Portfolio Securities in the Federal Reserve System provided that such Portfolio Securities are represented in an account ("**Account**") of the Custodian or a sub-custodian (or its agent) in such System which shall not include any assets of the Custodian or a sub-custodian (or such agent) other than assets held as a fiduciary, custodian or otherwise for customers.

3.4.2. The records of the Custodian or a sub-custodian (and any such agent) with respect to each Fund's participation in the Federal Reserve System through the Custodian or a sub-custodian (or any such agent) will identify by book entry the Portfolio Securities which are included with other securities deposited in the Account and shall at all times during the regular business hours of the Custodian or a sub-custodian (or such agent) be open for inspection by duly authorised officers, employees or agents of the Fund. Where securities are transferred to the Fund's account, the Custodian or a sub-custodian shall also, by book entry or otherwise, identify as belonging to the Fund a quantity of securities in a fungible bulk of securities (i) registered in the name of the Custodian or a subcustodian or its nominee, or (ii) shown on the account of the Custodian or a sub-custodian on the books of the Federal Reserve Bank.

3.4.3. In accordance with *Proper Instructions*, the Custodian or a sub-custodian (or its agent) shall pay for securities purchased for the account of the Fund or shall pay cash collateral against the return of Portfolio Securities loaned by the Fund upon (i) receipt of advice from the Federal Reserve System that such Securities have been transferred to the Account, and (ii) the making of an entry on the records of the Custodian or a subcustodian (or its agent) to reflect such payment and transfer for the account of the Fund. In accordance with Proper Instructions, the Custodian or a sub-custodian (or its agent) shall transfer securities sold or loaned for the account of the Fund upon:

3.4.3.1. receipt of advice from the Federal Reserve System that payment for securities sold or payment of the initial cash collateral against the delivery of securities loaned by the Fund has been transferred to the account of the Fund; and

3.4.3.2. the making of an entry on the records of the Custodian or a subcustodian (or its agent) to reflect such transfer and payment for the account of the Fund. Copies of all advices from the Federal Reserve System of transfers of securities for the account of the Fund shall identify the Fund, be maintained for the Fund by the Custodian or a sub-custodian and shall be provided to the Fund at its request. The Custodian or a sub-custodian, as applicable, shall send the Fund a confirmation of any transfers to or from the account of the Fund.

3.4.4. The Custodian shall promptly provide the Fund with any report obtained by the Custodian, a sub-custodian or its agent on the Federal Reserve System's accounting system, internal accounting control and procedures for safeguarding securities deposited in the Federal Reserve System.

3.5. Cash

3.5.1. The Custodian or its sub-custodians may open and maintain a separate and segregated bank account or accounts in the name of the Custodian or sub-custodian, as applicable, for the benefit of any Fund, in such Canadian chartered banks or such other deposit-taking institution in any jurisdiction, (including the Custodian or any subcustodian or their Affiliates) as they may, in their discretion, deem advisable, so long as the Fund, on the records of the Custodian, is shown to have beneficial ownership of such balances, and shall hold in such account or accounts, subject to provisions hereof, cash received by or from, or for the account of any Fund. Such funds shall be deposited by the Custodian or its sub-custodians in their capacity as Custodian or sub-custodian and, except as otherwise provided in this Agreement, shall be withdrawable by the Custodian or its sub-custodian only in that capacity.

3.5.2. The Trustee acknowledges that, unless otherwise directed in writing by the Trustee, the Custodian or its sub-custodians may enter into cash management arrangements with a Canadian chartered bank or other deposit-taking institution which maintains such an account to which such funds are deposited, pursuant to which the amount in such account may be, for the purposes only of computing the rate of interest payable on such amount, aggregated with other amounts and accounts maintained by the Custodian or its sub-custodians for its or their own account or for the account of others with such bank or deposit-taking institution.

3.6. Advances and Overdrafts

The Custodian may, in its sole discretion, advance money to any Fund for the purposes of settlement of transactions upon receipt of Proper Instructions. Should such payment or payments with advanced funds result in an overdraft or related indebtedness (due to insufficiencies of such Fund's account with the Custodian, or for any other reason) this Agreement deems any such overdraft or related indebtedness, together with any accrued interest on such overdraft, a loan (an "**Overdraft Loan**") made by the Custodian to the relevant Fund payable on demand. Such loan shall bear interest at (i) in the case of loans denominated in Canadian dollars, at the Prime Rate minus 100 basis points, (ii) in the case of loans denominated in U.S. dollars, at the RTUSOVDR plus two percent (2%), and (iii) in the case of loans denominated in other than Canadian or U.S. dollars, at the then current rate charged by the Custodian. The Custodian shall have a security interest on the Fund Property (whether in its

custody or the custody of a sub-custodian appointed in accordance with this Agreement) in an amount not to exceed the greater of (i) the amount of the Overdraft Loan, and (ii) the amount required by Applicable Law. Each Fund hereby authorizes the Custodian in its reasonable judgment to charge any Overdraft Loan (together with any unpaid interest thereon accrued pursuant to this Section 3.6) against any balance of account standing to the credit of a Fund on the Custodian's books in accordance with the procedures set out in a services agreement between the Fund and the Custodian.

3.7. Liens

Unless the Trustee shall otherwise direct the Custodian through the delivery of Proper Instructions, the Portfolio Securities of a Fund held by the Custodian or any subcustodian under the terms of this Agreement shall not be subject to any mortgage, pledge, hypothec, charge, lien, security interest or any other encumbrance of any nature or kind except in respect of a good faith claim for the payment of fees or expenses of the Custodian or a subcustodian in connection with acting in such capacity or to secure the obligations of a Fund to repay borrowings by the Fund from a Custodian or a sub-custodian for the purpose of settling portfolio transactions.

3.8. Communications with Issuers of Voting Portfolio Securities

Unless the Custodian shall receive Proper Instructions to the contrary, or, as may be required by Applicable Law, or as otherwise contemplated herein or in the services agreement, the Custodian and any sub-custodian shall not advise or inform any Person (other than the Trustee, the Custodian, a sub-custodian or any service provider of the Custodian or a sub-custodian) that a Fund is the beneficial owner of Portfolio Securities of any issuer.

ARTICLE 4.
CONCERNING THE CUSTODIAN

4.1. Surrender of Fund Property

Except as otherwise permitted by this Agreement, all Fund Property held by the Custodian or a sub-custodian shall be surrendered only in accordance with Proper Instructions (which may be continuing Proper Instructions).

4.1.1. Without limiting the generality of the foregoing, upon receipt by the Custodian of Proper Instructions (which may be continuing Proper Instructions) or in the case of payments for redemptions, repurchases or exchanges of outstanding units of a Fund, notification from the Fund's transfer agent, as provided in Section 4.6, requesting such payment, designating the payee or the account or accounts to which the Custodian will release funds for payment, the Custodian will make payments for the account of a Fund as permitted below:

4.1.1.1. upon the purchase of securities for the Fund, against contemporaneous receipt of such securities by the Custodian or against delivery of securities to the Custodian in accordance with generally accepted settlement practices and customs in the jurisdiction or market in which the transaction occurs, registered in the name of the Fund or in the name of, or properly endorsed and in form for transfer

to, the Custodian, a sub-custodian or a nominee of the Custodian or sub-custodian, or receipt for the account of the Custodian pursuant to the provisions of Article 3, each such payment to be made at the purchase price shown on a broker's or dealer's confirmation of purchase of the securities received by the Custodian or sub-custodian before such payment is made, as confirmed in the Proper Instructions received by the Custodian before such payment is made;

4.1.1.2. in such amount as may be necessary in connection with the exchange or redemption of units of a Fund offered for exchange or redemption in accordance with Section 4.6 of this Agreement;

4.1.1.3. for the payment on the account of the Fund of distributions to unitholders as may from time to time be declared by the Fund and any expenses of the Fund permitted by its declaration of trust to be paid by the Fund;

4.1.1.4. for payments in connection with the conversion, exchange or surrender of Portfolio Securities or securities subscribed to by the Fund held by or to be delivered to the Custodian or a sub-custodian;

4.1.1.5. to repay loans of money made to the Fund, but, in the case of final payment, only upon redelivery to the Custodian or any sub-custodian of any Portfolio Securities pledged or hypothecated therefor upon surrender of documents evidencing the loan;

4.1.1.6. to repay the cash delivered to the Fund for the purpose of collateralizing the obligation to return to the Fund Portfolio Securities borrowed from the Fund, but only upon redelivery to the Custodian of such borrowed certificates;

4.1.1.7. for payments in connection with foreign exchange contracts or options to purchase and sell foreign currencies for spot and future delivery which may be entered into by the Custodian or any sub-custodian on behalf of the Fund upon the receipt of Proper Instructions, such Proper Instructions to specify the currency broker or banking institution (which may be the Custodian, a subcustodian, or any Affiliate or agent, acting as principal) with which the contract or option is made, and the Custodian shall have no duty with respect to the selection of currency brokers or banking institutions with which the Fund deals or for their failure to comply with the terms of any contract or option;

4.1.1.8. for other authorised transactions of the Fund, or other obligations of the Fund incurred for proper purposes of the Fund, all as may be permitted in the Prospectus or declaration of trust for the Fund; provided that before making any such payment the Custodian will also receive a certificate of the Trustee either describing the transaction for which payment is to be made and declaring it to be an authorised transaction of the Fund, or specifying the amount of the obligation for which payment is to be made, setting forth the purpose for which such obligation was incurred and declaring the same to be permitted by the Fund's declaration of trust; and

4.1.1.9. upon the termination of this Agreement in respect of a Fund or all Funds as hereinafter set forth pursuant to Sections 4.12 and 7.1 of this Agreement.

4.1.2. The Custodian and any sub-custodian will transfer, exchange, deliver or release Portfolio Securities held by it hereunder, insofar as such Portfolio Securities are available for such purpose, upon receipt of Proper Instructions which describe the transaction with sufficient particularity. Without limiting the generality of the foregoing, after receipt of such Proper Instructions, the Custodian will transfer, exchange, deliver or release Portfolio Securities in the following circumstances:

4.1.2.1. upon sales of Portfolio Securities for the account of the Fund, against contemporaneous receipt by the Custodian of payment therefor in full, or against payment to the Custodian in accordance with generally accepted settlement practices and customs in the jurisdiction or market in which the transaction occurs, each such payment to be in the amount of the sale price shown in a dealer's or broker's confirmation of sale received by the Custodian before such payment is made, as confirmed in the Proper Instruction received by the Custodian before such payment is made;

4.1.2.2. in exchange for or upon conversion into other securities or other securities and cash pursuant to any plan of merger, consolidation, arrangement, reorganization, share split, change in par value, recapitalization or readjustment or otherwise, upon exercise of subscription, purchase or sale or other similar rights represented by such Portfolio Securities, or for the purpose of tendering securities in the event of a take-over bid, tender offer, or insider bid therefor;

4.1.2.3. upon conversion or exchange of Portfolio Securities pursuant to their terms into or for other securities;

4.1.2.4. for the purpose of redeeming or exchanging units of a Fund on and subject to the rights of exchange or redemption set out in the Fund's declaration of trust, and as described in its Prospectus;

4.1.2.5. in the case of option contracts owned by the Fund, for presentation to the endorsing broker;

4.1.2.6. when such Portfolio Securities are called, redeemed or retired or otherwise become payable;

4.1.2.7. for the purpose of effectuating the pledge of Portfolio Securities held by the Custodian in order collateralize loans made to the Fund by any counterparty under the terms of a securities lending program authorised by Section 4.5;

4.1.2.8. for the purpose of releasing certificates representing Portfolio Securities, against contemporaneous receipt by the Custodian of the fair market value of such Security as set forth in the Proper Instructions received by the Custodian before such payment is made;

4.1.2.9. for the purpose of delivering securities lent by the Fund to any counterparty on and subject to the terms of a securities lending program authorised pursuant to Section 4.5;

4.1.2.10. for other authorised transactions of the Fund or for other proper purposes; provided that before making such transfer, the Custodian shall also receive a certificate of the Trustee specifying the Portfolio Securities to be delivered, setting forth the transaction in or purpose for which such delivery is to be made, declaring such transaction to be an authorised transaction of the Fund within the meaning of its declaration of trust, and naming the Person or Persons to whom delivery of such securities shall be made; and

4.1.2.11. upon termination of this Agreement as hereinafter set forth pursuant to Sections 4.12 or 7.1 of this Agreement.

4.2. Authorised Actions

Notwithstanding anything herein to the contrary, unless the Custodian receives Proper Instructions to the contrary, the Custodian and any sub-custodian is specifically authorised and empowered, but only to the extent required to fulfil its obligations hereunder:

4.2.1. to endorse for collection and collect on behalf of and in the name of a Fund all cheques, drafts or other negotiable or transferable instruments or other orders for the payment of money received by it for the account of the Fund;

4.2.2. to take all reasonable steps to collect, receive and hold in custody all income, principal, dividends, interest and other payments and distributions when due in respect of any Fund Property in its custody and promptly credit all cash receipts received by it for the account of the Fund; if Portfolio Securities upon which such income is payable are in default or payment is refused after due demand or presentation, the Custodian shall notify the Fund in writing of any default or refusal to pay in accordance with the procedures prescribed in a services agreement entered into between the Custodian and the Fund;

4.2.3. to process on behalf of a Fund such ownership and such other documents as may be required to obtain payment of income, principal, dividends, interest or other distributions with respect to Fund Property in its custody;

4.2.4. to execute or cause to be executed ownership and other certificates and affidavits for all tax and other purposes in connection with the collection of all proceeds from the ownership of Portfolio Securities of a Fund;

4.2.5. receive and hold for the account of the Fund all securities received as a distribution on Portfolio Securities as a result of a stock dividend, share split, subdivision, consolidation, reorganization, recapitalization, merger, amalgamation, arrangement, readjustment, distribution of rights and similar securities issued with respect to any Portfolio Securities or other Fund Property held by it hereunder;

4.2.6. present for payment all Portfolio Securities which are called, redeemed, retired or otherwise become payable, and hold cash received by it upon payment for the account of the Fund;

4.2.7. exchange certificates for Portfolio Securities when such exchange is purely ministerial in nature (including, without limitation, the exchange of certificates in interim form for certificates in definitive form, or temporary Portfolio Securities for Portfolio Securities in definitive form), and the exchange of warrants or other documents of entitlement for the Portfolio Securities themselves;

4.2.8. pay or cause to be paid, any and all taxes and levies in the nature of taxes imposed on Portfolio Securities or other Fund Property by any governmental authority in connection with custody and transactions in such Portfolio Securities or other Fund Property; and

4.2.9. attend to all non-discretionary details in connection with the custody, sale, purchase, transfer and other dealings with Fund Property.

4.3. Corporate Actions

4.3.1. If at any time the Custodian is notified that an issuer of any Portfolio Security or any other Person has taken or intends to take an action (the "**Corporate Action**") that affects the rights, privileges, powers, preferences, qualification or ownership of a Portfolio Security, including without limitation, any rights offering, takeover bid, tender offer, issuer bid, merger, consolidation, subdivision, reorganization, liquidation, combination, arrangement, amalgamation, asset spin-off, receivership, bankruptcy or insolvency proceedings, compromise or arrangement, or requiring the deposit of securities or the withdrawal, transfer, assignment or exchange of securities, or any stock split, stock dividend, dividend in specie, other dividend or distribution on Portfolio Securities, or any other action which would require an affirmative response, action or other decision on the part of the holder of any Portfolio Security (a "**Response**"), the Custodian shall notify the Fund promptly of the Corporate Action, the Response required in connection with the Corporate Action and the Custodian's deadline for receipt from the Fund of Proper Instructions regarding the Response (the "**Response Deadline**"), all in accordance with the procedures set forth in the services agreement between the Custodian and the Fund for this purpose. The Custodian shall forward or make available to the Trustee via telecopier, overnight courier or any other manner agreed to by the Fund and the Custodian, in the services agreement or otherwise, all notices, information statements, or other materials relating to the Corporate Action promptly after receipt of such materials by the Custodian.

4.3.2. Except as provided below, the Custodian shall act upon a required Response only after receipt by the Custodian of Proper Instructions from the Fund no later than 5:00 p.m. (Eastern time) on the date specified as the Response Deadline and only if the Custodian (or its agent or any subcustodian hereunder) has actual possession of all necessary Portfolio Securities, consents and other materials no later than 5:00 p.m. (Eastern time) on the date specified as the Response Deadline.

4.3.3. The Custodian shall have no duty to act upon a required Response if Proper Instructions relating to such Response and all necessary Portfolio Securities, consents and other materials are not received by and in the custody of the Custodian (including, without limitation, in one of the manners specified in Section 4.3.1) by no later than 5:00 p.m. (Eastern time) on the date specified as the Response Deadline, provided the Custodian has acted in accordance with the procedures set forth in this Agreement and the services agreement between the Custodian and Fund regarding such Corporate Action. Notwithstanding the foregoing, the Custodian may, in its reasonable discretion, use its best efforts to act upon a Response for which Proper Instructions and/or necessary Portfolio Securities, consents or other materials are received by the Custodian after 5:00 p.m. (Eastern time) on the date specified as the Response Deadline, it being acknowledged and agreed by the Fund and the Custodian that any undertaking by the Custodian to use its best efforts in such circumstances shall in no way create any duty upon the Custodian to complete such Response prior to its expiration. Notwithstanding the foregoing sentence, if the Custodian has, by reason of a breach of its standard of care set out in Section 6.1.1, or its negligence or failure to act in accordance with the procedures set forth in this Agreement or the aforesaid services agreement, caused the Fund to provide a Response on a Corporate Action after 5:00 p.m. (Eastern time) on the date specified as the Response Deadline for such Corporate Action, the Custodian will use its best efforts to act upon such Response.

4.4. Voting and Proxies

4.4.1. If at any time the Custodian is notified that an issuer of any Voting Portfolio Security intends to hold a meeting of the holders of such Voting Portfolio Securities, the Custodian shall notify the Fund promptly of the same in accordance with the procedures set forth in the services agreement between the Custodian and the Fund established in respect of this Agreement. Forthwith thereafter, upon receipt of Proper Instructions from a Fund specifying the name or names of Vote-Eligible Unitholders, the Custodian shall take such steps as may be required to determine the Beneficial Ownership Determination Date in respect of such meeting, and request the registrar and transfer agent of the Fund to provide to it such information with respect to the holdings of each Vote-Eligible Unitholder in such Fund on the Beneficial Ownership Determination Date as it may require for the purpose of calculating the Vote-Eligible Voting Portfolio Securities of each Vote-Eligible Unitholder in respect of such meeting.

4.4.2. As soon as reasonably practicable upon the receipt of the information requested under Section 4.4.1, the Custodian shall calculate the Vote-Eligible Voting Portfolio Securities of each Vote-Eligible Unitholder and take all such steps and action as may be required to facilitate the deliveries required to be made to Vote-Eligible Unitholders as set forth in Section 4.4.3.

4.4.3. The Custodian shall deliver promptly to the Trustee or to a duly authorised Investment Manager, or as the Fund may otherwise direct by Proper Instructions, including, without limitation, to Vote-Eligible Unitholders, all forms of proxies, proxy circulars, information circulars and voting instructions, such proxies or voting instructions to be duly executed as applicable by the Custodian, sub-custodian or its nominee or otherwise as the Trustee may direct in Proper Instructions.

4.5. Securities Lending Program

The Custodian shall, on receipt of Proper Instructions (which may be continuing instructions) participate on behalf of a Fund in a securities lending program in any jurisdiction in which Portfolio Securities are held hereunder and, in connection therewith, release and deliver Portfolio Securities and return collateral received as security for the return of securities on loan in accordance with the provisions of such securities lending program.

4.6. Redemptions

The Custodian shall, upon receipt of notification and instructions by a Fund's transfer agent of a receipt of a request for a redemption of units of the Fund in proper form, make cash and any applicable Portfolio Securities available for payment to, or in accordance with the instructions of, the relevant party specified in the notification and instructions. The Custodian shall transfer the cash and any applicable Portfolio Securities to or on the order of the relevant party as specified in the notification and instructions. All transfers and payments (less any applicable administrative or other charges) shall be effected in such manner as set out in the services agreement to be entered into between the Custodian and the Fund.

4.7. Derivatives Transactions

4.7.1. Upon receipt of Proper Instructions, the Custodian shall purchase, hold, sell or exercise calls or put options on securities, indices of shares or other securities, financial and stock index futures contracts, securities or currency futures or forward contracts, or other financial or derivative instruments, all whether or not any such options, indices, contracts or instruments are traded on a recognized exchange.

4.7.2. Upon the receipt of Proper Instructions, the Custodian shall arrange for futures margin accounts to be maintained with investment dealers or futures brokers and, upon the receipt of Proper Instructions, cause initial margin or variation margin to be transferred to the clearing house of various futures exchanges.

4.8. Legal Actions

On receipt of Proper Instructions, the Custodian or any sub-custodian shall, at the expense of the Fund, appear in, prosecute or defend any legal or equitable proceeding, either in its own name or in the name of its nominee, including, without limitation, any class action affecting Portfolio Securities of the Fund in the custody of the Custodian or sub-custodian, or securities formerly owned by the Fund and at one time under the custody of the Custodian, subcustodian or any prior custodian or sub-custodian of the Fund; provided that any Custodian or sub-custodian of the Fund, as the case may be, shall be indemnified by the Fund in the manner permitted pursuant to Section 6.2 of this Agreement in connection with any and all such actions taken in connection with Proper Instructions. It is understood that the Custodian shall not be obliged to comply with this Section 4.8 to the extent that information regarding the holdings or activities of a Fund prior to the date of this Agreement is not available to the Custodian.

4.9. Contractual Settlement

The Custodian and any sub-custodian, in jurisdictions where settlement practices permit, shall credit a Fund, in connection with a receipt by the Fund of interest or dividends or the sale or redemption of any security held by a Fund, and debit that Fund, in connection with the purchase of any security by that Fund, on the Contract Date (as defined below) with respect thereto, whether or not such monies have been received, or payment made, by the Contract Date; provided, however, that if after a reasonable time (as determined by the Custodian or subcustodian as applicable) following the Contract Date any such payment or receipt shall fail to take place for any reason other than the failure of the Custodian or sub-custodian to make payment against delivery or delivery against payment, all related credits and debits shall be reversed and adjusted to reflect the failure of the transaction to take place. For the purpose of the foregoing, the term "Contract Date" means:

4.9.1. with respect to the purchase or sale of any Portfolio Securities, the contractual settlement date;

4.9.2. with respect to the maturity of a Portfolio Security, the maturity date; and

4.9.3. with respect to interest and dividend payments, the due date established by the payor.

4.10. Dealing with Underwriters

The Custodian or any sub-custodian shall be authorised, upon Proper Instructions, to act as the agent of the underwriters of a Fund pursuant to the terms of the initial or continuous distribution underwriting agreements entered into between the Fund, those underwriters and the Custodian or sub-custodian, for the purpose of facilitating the issuances of additional units of any Fund.

4.11. Merger

In the event that a Fund merges, amalgamates, sells substantially all of its assets, reorganizes or enters into any similar transaction in which another Person continues as the successor to the Fund, the Custodian and any sub-custodian will deliver Fund Property held by it under this Agreement and disburse cash upon receipt of Proper Instructions.

4.12. Termination of a Fund

Upon the termination of a Fund in accordance with its declaration of trust, the Custodian will deliver Fund Property held by it under this Agreement and disburse cash upon receipt of Proper Instructions.

4.13. Tax Obligations and Claims

The Custodian shall have no responsibility or liability for any obligation now or hereafter imposed on the Trustee, a Fund or the Custodian as custodian of a Fund by the tax laws of Canada or any province or political sub-division of such country. With respect to jurisdictions other than Canada, the responsibility of the Custodian with regards to the tax law of any such jurisdiction shall be to use reasonable efforts and due care to notify the Trustee of the obligations

imposed on the Fund or the Trustee by the tax law of such jurisdictions, including responsibility for withholding and other taxes, assessment or other governmental charges, certifications and government reportings and, where requested by the Trustee, perform such specified administrative steps as are required to collect any tax refund, to ascertain the appropriate rate of tax withholding and to provide such documents as may be required to enable each Fund to receive appropriate tax treatment under applicable tax laws and any applicable treaty provisions.

4.14. Maintenance of Records

4.14.1. The Custodian shall maintain books and records with respect to transactions for which the Custodian is responsible, pursuant to the terms and conditions of this Agreement and in compliance with Applicable Law. Such books and records shall be the property of the Fund. The books and records of the Custodian pertaining to its actions under this Agreement and reports by the Custodian or its independent accountants concerning its accounting system, procedures for safeguarding securities, and internal accounting controls will be open to inspection and audit at reasonable times by the Trustee, auditors employed by the Fund, and employees and agents of regulatory or governmental bodies as required by Securities Laws, and will be preserved by the Custodian in accordance with Applicable Law.

4.14.2. The Custodian shall furnish to the Fund, on a monthly basis or such other basis as may be agreed under the terms of any services agreement entered into between the Custodian and the Fund, and, in any event within sixty (60) days after the termination of this Agreement with respect of any Fund, a written statement of account setting forth all investments, receipts, disbursements and other transactions effected by the Custodian during such period.

4.14.3. If, upon the expiration of 90 days from the date of delivery of such statements to the Fund, the Fund has not given the Custodian written notice of any exception or objection thereto, such statements shall be deemed to have been approved, by the Fund, and, in such case, the Custodian shall not be liable for any errors or omissions in such statements.

4.14.4. The Custodian and each sub-custodian shall maintain appropriate internal control procedures to ensure appropriate review and supervision in maintaining its records with respect to each Fund, including adequate segregation of duties by employees, which procedures are supported by secure access to data and applications and steps to ensure the continuity of service. The Custodian shall provide the Fund with such information as it may reasonably request from time to time in connection with its internal control procedures, including, without limitation, such information or certificate as the Fund may reasonably request in order to facilitate the ability of the Trustee or any of its officers to make any filing required by Applicable Law.

4.15. Fees and Expenses of the Custodian

The Trustee shall pay to the Custodian such fees in consideration of its services hereunder and shall reimburse the Custodian for such expenses as may be agreed to in writing from time to time between them, in a services agreement or otherwise.

ARTICLE 5. CONFIDENTIALITY

5.1. Scope of Confidentiality Obligations

This Article 5 will apply to any and all Confidential Information disclosed by the Trustee as Disclosing Party to the Custodian as Receiving Party, and to any and all Confidential Information disclosed by the Custodian as Disclosing Party to the Trustee as Receiving Party, in each case both prior and subsequent to the date of this Master Custody Agreement. This Article 5 will not apply to any Confidential Information disclosed by the Trustee to the Custodian or by the Custodian to the Trustee after the termination or expiry of this Master Custody Agreement. The obligations of the parties with respect to Confidential Information disclosed prior to termination of this Master Custody Agreement for any reason will survive such termination.

5.2. Use of Confidential Information

The Receiving Party will not use, or permit others to use, Confidential Information for any purpose except the performance of the Receiving Party's obligations under this Agreement. Except as permitted by this Agreement, the Receiving Party agrees, and agrees to cause its Representatives, not to disclose, disseminate or use the Confidential Information of the Disclosing Party without the Disclosing Party's prior written consent.

5.3. Exception

The provisions of Section 5.1 will not apply to any information that:

5.3.1. at the time of disclosure, is already known by the Receiving Party without any other obligation of confidentiality;

5.3.2. is or becomes publicly known through no wrongful act of the Receiving Party or any other Person subject to a confidentiality agreement with respect to such information;

5.3.3. is rightfully received from a third party without similar restriction provided that the third party did not come into possession of the Confidential Information as a result, directly or indirectly, of a breach of an obligation of confidentiality owed by any person to the Disclosing Party or any other Person; or

5.3.4. is independently and rightfully developed by or on behalf of the Receiving Party without recourse to the Confidential Information.

5.4. Disclosure of Representatives

The Receiving Party may disclose or allow disclosure of the Confidential Information to its Affiliates, to its Representatives and to the Representatives of its Affiliates, provided that such disclosure is permitted only to the extent necessary for the Receiving Party to exercise its rights and/or perform its obligations under this Agreement. The Receiving Party will ensure that all Persons to whom disclosure is made pursuant to this Section 5.4 are bound by confidentiality obligations not less stringent than those set out in this Article 5 and that all such Persons comply with this Article 5. Any breach of this Article 5 by a Person to whom this

Section 5.4 applies will be deemed a material breach of this Master Custody Agreement by the Receiving Party.

5.5. Required Disclosure

If the Receiving Party becomes legally obligated to disclose Confidential Information, the Receiving Party will, if not prohibited by law, give the Disclosing Party prompt written notice sufficient to allow the Disclosing Party to seek a protective order or other appropriate remedy, and will, to the extent practicable, consult with Disclosing Party in an attempt to agree on the form, content, and timing of such disclosure. The Receiving Party will disclose only such information as is required, in the opinion of its counsel, and will use commercially reasonable efforts, at the expense of the Disclosing Party, to obtain confidential treatment for any Confidential Information that is so disclosed.

5.6. Irreparable Harm

The Receiving Party acknowledges that disclosure or use of Confidential Information in violation of this Agreement could cause irreparable harm to the Disclosing Party for which monetary damages may be difficult to ascertain or be an inadequate remedy. The Receiving Party therefore agrees that the Disclosing Party will have the right, in addition to its other rights and remedies, to seek injunctive relief for any violation of this Article 5.

5.7. Ownership of Confidential Information

All Confidential Information will remain the exclusive property of the Disclosing Party, and the Receiving Party will have no rights, by license or otherwise, to use the Confidential Information except as otherwise expressly provided herein.

ARTICLE 6.
INDEMNIFICATION AND LIMITATION OF LIABILITY

6.1. Standard of Care; Duties of the Custodian; Liability

6.1.1. The Custodian shall exercise: (i) the degree of care, diligence and skill that a reasonably prudent Person would exercise in the circumstances, or (ii) at least the same degree of care as the Custodian exercises with respect to its own property of a similar kind, if this is a higher degree of care than the degree of care referred to in (i). The Custodian shall assume responsibility for any loss, damage, or expense suffered or incurred by the Fund to the extent such loss, damage or expense arises from the (i) negligence, fraud, bad faith or wilful default of the Custodian and its directors, officers or employees in the performance under this Agreement, (ii) breach of the Custodian's standard of care provided in this section 6.1, or (iii) breach of the Custodian's duties under the terms of this Agreement. The Custodian shall not be liable for any loss, damage or expense relating to any matter regarding the Fund, including any loss or diminution in the value of a Fund or Fund Property, except to the extent such loss, damage, or expense arises from (i) negligence, fraud, bad faith or wilful default on the part of the Custodian or its directors, officers or employees, (ii) breach of the Custodian's duties set forth in this Agreement or (iii) the Custodian's failure to act in compliance with the standard of care set out above.

6.1.2. In performing its duties hereunder, the Custodian shall be entitled to receive and act upon the advice of counsel of its own selection, including, without limitation, counsel to the Trustee or to the Fund.

6.1.3. The Custodian shall not be under any duty in inquire into and will not be liable for:

6.1.3.1. the validity of the issue of any Portfolio Securities purchased by or for the Fund, the legality of the purchases thereof or the propriety of the price incurred therefor;

6.1.3.2. the legality of any sale of any Portfolio Securities by or for the Fund or the propriety of the amount for which the same are sold;

6.1.3.3. the legality of the issuance of any securities of the Fund or the sufficiency of the amount to be received therefor;

6.1.3.4. the legality of the redemption by a unitholder of a Fund or the propriety of the amount to be paid therefor;

6.1.3.5. the legality of the declaration of any distribution by the Fund, the legality of the distribution of any Portfolio Securities in connection therewith, or the reinvestment of such distribution in any additional securities of the Fund;

6.1.3.6. any Fund Property, unless and until received by the Custodian;

6.1.3.7. the status of any Fund under the *Income Tax Act* (Canada) or for the consequences of attaining or failing to attain such status;

6.1.3.8. the legality of the issuance of any units of any Fund;

6.1.3.9. the accuracy of any information provided to the Custodian by the Trustee; or

6.1.3.10. any losses arising directly from inaccurate information provided to, or the failure to provide information to, the Custodian, by any sub-custodian other than a subcustodian appointed under the terms of this Agreement, or any agent of the Custodian other than an agent selected by the Custodian.

6.1.4. The Custodian may rely upon and shall not be liable for any action taken pursuant to any Proper Instruction that it reasonably believes to be genuine and to be signed or presented by any Authorised Person. The Custodian shall not be held to have notice of any changes of authority of any Authorised Person until receipt of appropriate written notice as provided in Article 8 hereof.

6.2. Indemnification

6.2.1. The Custodian, its Affiliates and its agents, and each of their respective directors, officers and employees (each an "**Indemnified Party**") shall at all times be indemnified and saved harmless by a Fund out of Fund Property from and against all

demands, actions or causes of action, assessments, losses, damages, expenses, penalties, liabilities, taxes and all claims whatsoever, including costs, charges and expenses in connection therewith (collectively, "**Claims**"), arising in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted by it in relation to the execution of its duties under the terms of this Agreement and also from any and all other costs, charges and expenses which it or they sustain or incur in or about or in relation to this Agreement, including legal fees or any amount paid to settle an action or to satisfy a judgment reasonably incurred by an Indemnified Party in connection with services provided by it to the Fund under this Agreement in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Party is a party. The foregoing shall not apply to the extent that such Claims arise from: (i) failure by an Indemnified Party to act in compliance with the standard of care set out in Section 6.1, or (ii) negligence, fraud, wilful default, bad faith or breach of the Custodian's duties as set forth in this Agreement. In the case of legal fees, judgements and amounts paid in settlement of any civil, criminal or administrative proceeding as contemplated herein, the foregoing shall not apply to the extent such fees, judgements and amounts were incurred as a result of a breach of the standard of care described in Section 6.1.1.

6.2.2. The Custodian shall indemnify and hold the Fund, the Trustee and its Affiliates and their respective directors, officers, employees and agents, harmless from and against any and all Claims including legal fees, to the extent that any of the foregoing arises out of (i) a breach by the Custodian of the standard of care set forth in Section 6.1 hereof, (ii) a breach of Custodian's duties as set forth in this Agreement, or (iii) the negligence, fraud, bad faith, or wilful default by the Custodian, or its directors, officers and employees or any of its agents or sub-custodians in connection with the activities undertaken pursuant to this Agreement.

6.2.3. In order that the indemnification provisions contained in this Article 6 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking the indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party seeking indemnification shall give the indemnifying party full and complete authority, information and assistance to defend such claim or proceeding, and the indemnifying party shall have, at its option, sole control of the defence of such claim or proceeding and all negotiations for its compromise or settlement. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party shall be required to indemnify it, except with the other party's prior written consent, which consent shall not be unreasonably withheld.

6.3. Force Majeure

6.3.1. The Custodian shall not be liable to a Fund for losses resulting from:

6.3.1.1. any acts of God, fires, floods or other disturbances of nature, epidemics, strikes, riots, wars, acts of terrorism, nationalization, expropriation, currency restrictions, insurrection; and

6.3.1.2. other happenings or events beyond the reasonable control of the Custodian;

provided that the Custodian has in place appropriate business resumption procedures, systems and facilities and the Custodian uses its best efforts to avoid or remove the cause of such losses.

6.3.2. Notwithstanding anything to the contrary in this Agreement, the Trustee shall not be liable to the Custodian for losses resulting from any of the events described in Section 6.3.1.1 or 6.3.1.2 provided that the Trustee has in place appropriate business resumption procedures, systems and facilities and the Trustee uses its best efforts to avoid or remove the cause of such losses.

ARTICLE 7. TERMINATION

7.1. Term of this Agreement

7.1.1. The term of this Agreement shall be five (5) years commencing upon the date hereof (the "**Initial Term**") unless earlier terminated as provided herein. After the expiration of the Initial Term, the term of this Agreement shall automatically renew for successive three-year terms (each a "**Renewal Term**") unless written Proper Instructions containing a notice of non-renewal are delivered by either party to the other party no later than one hundred and twenty (120) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.

7.1.2. The Trustee may terminate this Agreement prior to the expiration of the Term or any Renewal Term:

7.1.2.1. at any time, upon notice in writing by the Trustee, specifying the date upon which termination is to occur, if, in the sole discretion of the Trustee, acting reasonably, it believes that the continuing appointment of the Custodian hereunder would not be consistent with the standard of care required by the Trustee in respect of the Funds in accordance with Applicable Law and/or that, in its sole discretion, acting reasonably, the Custodian is not complying with the standard of care set out in Section 6.1 and, without limiting the generality of the foregoing, the Trustee may terminate this Agreement if the Custodian breaches any material term of this Agreement; provided that the Trustee shall advise the Custodian of any practice, policy, circumstance or any breach by the Custodian of which it becomes aware from time to time that, if unaddressed, would permit the termination of the Agreement under any of the foregoing bases and the Trustee shall not exercise its rights under this Section 7.1.2.1 unless, where the adverse practice, policy, circumstance or breach is capable of remedy or cure, the Custodian: (i) does not present a plan to remedy or cure the practice, policy, circumstance or breach that is acceptable to the Trustee, acting reasonably, which plan will be provided as soon as practicable, and in any event not later than ten (10) days after, the Custodian becomes aware of the practice, policy, circumstance or breach, and (ii) has not made substantial progress toward curing or remedying that practice, policy, circumstance or breach in all material respects to the

satisfaction of the Trustee, acting reasonably, within thirty (30) days of presenting such plan to the Trustee;

7.1.2.2. upon 90 days notice, by notice in writing by the Trustee, in the event that the Trustee is advised that Barclays Global Investors, N.A. has delivered a notice of termination to Investors Bank & Trust Company in respect of its arrangements for custodial and fund accounting services in the United States of America;

7.1.2.3. in the event that the Custodian undertakes the sale, lease, transfer or other disposition of all or substantially all of its assets; or

7.1.2.4. in the event that a transaction occurs as a result of which a Person other than Investors Bank & Trust Company acquires beneficial ownership (within the meaning of Securities Laws) of voting securities of the Custodian carrying more than 50% of the votes for the election of directors of the Custodian, and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the Custodian.

7.1.3. The Trustee may also terminate this Agreement with respect to a Fund prior to the expiration of the Term or any Renewal Term in the event that the Trustee determines to terminate the Fund or the existence of the Fund is otherwise terminated in accordance with the provisions of its declaration of trust, or the Fund is terminated for any other reason.

7.1.4. The Custodian may terminate this Agreement prior to the expiration of the Term or any Renewal Term if:

7.1.4.1. an order is made or a resolution passed or other proceedings taken for the dissolution of the Trustee, except in the context of any transaction in which the Trustee may be merged or consolidated into any other corporation which succeeds to its obligations hereunder;

7.1.4.2. the Trustee consents to or makes a general assignment for the benefit of creditors, or makes a proposal to creditors under any insolvency law, or is declared bankrupt or if a liquidator, trustee in bankruptcy, custodian or receiver or receiver and manager or interim receiver or other officer with similar powers is appointed in respect of the Trustee; or

7.1.4.3. the Trustee materially breaches this Agreement.

7.1.5. In the event of the termination of this Agreement, the Custodian will immediately, upon receipt or transmittal, as the case may be, of notice of termination, commence and proceed diligently to complete the transfer of all cash and the delivery of all Portfolio Securities and other Fund Property, as the case may be, duly endorsed, and all records maintained under Section 4.14 to the successor Custodian when appointed by the Fund (the "**Transfer**"). The obligation of the Custodian to deliver and transfer over the Fund Property directly to such successor Custodian will commence as soon as such successor Custodian is appointed and will continue until completed as aforesaid.

7.1.6. The Custodian shall co-operate in good faith with the successor Custodian before, during and after the Transfer and shall use its best efforts to provide for an orderly transition of the Fund Property from the custody of the Custodian to the custody of the successor Custodian. Notwithstanding anything to the contrary in this Agreement, each party's obligations under Article 6 hereof shall continue and remain in full force and effect after the termination of this Agreement.

ARTICLE 8.
NOTICE

8.1. Notices

8.1.1. Any notice or other instrument in writing authorised or required by this Agreement to be given hereunder shall be addressed as set forth below, namely:

(a) in the case of the Fund:

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street, Suite 2500
P.O. Box 614
Toronto, Ontario M5J 2S1

Attention: Rajiv Silgardo, President and CEO
Telephone: (416) 643-4010
Facsimile: (416) 643-4039

with a copy to:

Barclays Global Investors Canada Limited
BCE Place, 161 Bay Street, Suite 2500
P.O. Box 614
Toronto, Ontario M5J 2S1

Attention: Warren V. Collier, General Counsel, Head of Legal, Risk and Compliance
Telephone: (416) 643-4075
Facsimile: (416) 643-4076

(b) in the case of the Custodian:

IBT Trust Company (Canada)
First Canadian Place
100 King Street West, Suite 2800
Toronto, Ontario
M5X 1C8

Attention: Carlo Spagnuolo, CEO
Telephone: (416) 861-8953
Facsimile: (416) 216-4289

with a copy to:

Investors Bank & Trust Company
200 Clarendon Street
Boston, MA 02116

Attention: Michael F. Rogers, President
Telephone: (617) 937-6106
Facsimile: (617) 937-1929

and a copy to:

Investors Bank & Trust Company
200 Clarendon Street
Boston, MA 02116

Attention: John E. Henry, Senior Vice-President and General Counsel
Telephone: (617) 937-6404
Facsimile: (617) 351-4282

or at such other address and number as such party from time to time may designate in writing.

8.1.2. Any notice or other instrument (other than Proper Instructions) delivered personally shall be deemed to have been given and received on the day it is so delivered (or if that day is not a Business Day, on the next succeeding Business Day); subject to disruptions in the postal service, any communication mailed shall be deemed to have been given and received on the second Business Day following the date of mailing. Any notice or other instrument given by facsimile shall be deemed to have been given and received on the Business Day it is transmitted provided that confirmation of transmission is available from the party giving the communication.

ARTICLE 9.
MISCELLANEOUS

9.1. Amendments

This Agreement may be amended, modified or supplemented from time to time by a written instrument duly executed by the Custodian and the Trustee, including for the purpose of adding another Fund to this Agreement. The parties agree that if, at any time, there shall be changes made to any Applicable Law, which conflicts with any provisions of this Agreement (a "**Change in Law**"), such Change in Law shall be deemed to override any provision of this Agreement that conflicts with such Change in Law and the parties hereby consent to all such further amendments as may be required to give effect to such Change in Law under this Agreement. In the event that an amendment to this Agreement would require approval under Applicable Law, such amendment shall not be deemed to be effective unless and until such approval has been received. To the extent that Applicable Law would require the approval of unitholders of a Fund for a proposed amendment, as determined by counsel to the Fund, such

meeting of the unitholders of the Fund shall be called by the Trustee in accordance with the applicable declaration of trust for such Fund and Applicable Law.

9.2. Parties

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Fund without the written consent of the Custodian, or by the Custodian without the written consent of the Fund, authorised and approved by the Trustee; and provided further that termination proceedings pursuant to Section 4.12 will not be deemed to be an assignment within the meaning of this provision.

9.3. Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

9.4. Entire Agreement

This Agreement, together with: (i) its schedules, (ii) the services agreement referred to herein and any schedules thereto, (iii) Proper Instructions, (iv) the guarantee and support entered into by Investors Bank & Trust Company in favour of the Funds dated as of June 30, 2003, and (v) other documents contemplated by this Agreement, constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter, except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party or its Affiliates, except to the extent that the same has been reduced to writing and included as a term of this Agreement or the services agreement contemplated to be entered into by the Custodian and the Fund in connection herewith.

9.5. Waiver

No provision of this Agreement will be waived or be construed to be waived by a party unless the waiver is in writing and signed by the party to be bound by the waiver. No failure on the party of a party to exercise any of the rights or remedies provided in this Agreement, or to insist upon strict compliance by the other party, and no custom or practice with a party's variance with the terms of this Agreement will constitute any waiver of a party's rights to demand exact compliance under the terms of this Agreement. A waiver by a party with respect of any specific default hereunder will not affect or impair the rights of a party with respect to any delay or omission to exercise any right arising from subsequent or other default of the other parties hereunder.

9.6. Several Obligations of the Fund

This Agreement is an agreement entered into between the Custodian and each Fund. With respect to any obligation of each Fund arising under this Agreement, the Custodian shall look for payment or satisfaction of such obligation solely to the Fund Property of the Fund

to which such obligation relates as though the Custodian had separately contracted with said Fund by separate instrument with respect to each Fund.

9.7. Remedies Cumulative

Except as otherwise expressly stated herein, all rights and remedies of any party under this Agreement are in addition to such party's other rights and remedies and are cumulative, not alternative.

9.8. Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable. If any provision of this Agreement or part thereof is declared invalid or unenforceable by a court of competent jurisdiction or if the parties agree that such provision or part thereof is in conflict with any Applicable Law, the conflicting provision will be deemed severed from this Agreement and will not affect the validity and enforceability of the remaining provisions of this Agreement. The parties will engage in good faith negotiations to replace any provisions which is severed as described above with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

9.9. Use of Name

A party shall not use the name of another party or any of its Affiliates in any prospectus, sales literature or other material relating to the Fund in a manner not approved by the other party prior thereto in writing; provided, however, that such approval shall not be required for any use of its name which merely refers in accurate and factual terms to the Custodian's appointment hereunder or which is required by the securities regulatory authorities in Canada or in any other jurisdiction in which securities of the Funds may be offered or sold; provided further that in no event shall such approval be unreasonably withheld or delayed. The parties hereto acknowledge that this Agreement, together with the letter of guarantee and support entered into by Investors Bank & Trust Company referred to under Section 9.4 may be filed with Canadian securities regulatory authorities under the requirements of Securities Laws, and that the material terms of each shall be described in the Prospectus for each Fund, to the extent that a Fund is in distribution at any time on or after the date of this Agreement.

WITNESS WHEREOF the Trustee and Custodian have executed this Agreement as of the day and year first above written.

BARCLAYS GLOBAL INVESTORS CANADA LIMITED in its capacity as Trustee of the Funds

By: *"Rajiv Silgardo"*

Rajiv Silgardo

President and CEO

By: *"Warren Collier"*

Warren V. Collier

General Counsel, Head of Legal, Risk and Compliance

IBT TRUST COMPANY (CANADA)

By: *"Carlo Spagnuolo"*

Carlo Spagnuolo

CEO

SCHEDULE "A"

FUNDS

ETFs

iUnits S&P/TSX 60 Index Fund
iUnits S&P/TSX 60 Capped Index Fund
iUnits S&P/TSX MidCap Index Fund
iUnits S&P/TSX Capped Energy Index Fund
iUnits S&P/TSX Capped Information Technology Index Fund
iUnits S&P/TSX Capped Gold Index Fund
iUnits S&P/TSX Capped Financials Index Fund
iUnits S&P/TSX Capped REIT Index Fund
iUnits Government of Canada 5 - Year Bond Fund
iUnits Canadian Bond Broad Market Index Fund
iUnits S&P 500 Index RSP Fund
iUnits MSCI International Equity Index RSP Fund

Structured Products

Barclays Advantaged S&P®/TSX™ Income Trust Index Fund
Barclays S&P®/TSX™ Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund


BG
ADVANTAGED
S&P®/TSX®
INCOME TRUST
INDEX FUND

BG ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND ANNOUNCES ITS INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Toronto, October 30, 2006 – (TSX: BAI.UN) BG Advantaged S&P®/TSX® Income Trust Index Fund intends to make a normal course issuer bid through the facilities of the TSX to purchase up to 1,336,300 units of the Fund representing 10% of the public float of 13,363,947 units. The Fund had 13,363,947 units issued and outstanding as at October 30, 2006.

The Units may be purchased for cancellation from November 1, 2006 to October 31, 2007 through the facilities of the TSX and may only be purchased at a price per unit not exceeding the last published net asset value per unit. The Trustee of the Fund believes that such purchases are in the best interest of the Fund and are a desirable use of its available funds.

Further information on the Fund is available at www.bromptongroup.com.

David E. Roode
Senior Vice-President
Brompton Funds Management Limited
(416) 642-6008



Commissions, trailing commissions, management fees and expenses all may be associated with investment funds. Please read the fund's publicly filed documents which are available from SEDAR at www.sedar.com. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.


BROMPTON
FUNDS

Form 51-102F3
Material Change Report

1. Name and Address of Funds

Barclays Advantaged Corporate Bond Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Advantaged S&P®/TSX® Income Trust Index Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund
(collectively, the "**Funds**")

Suite 2930, P.O. Box 793
Bay Wellington Tower
BCE Place, 181 Bay Street
Toronto, ON M5J 2T3

2. Date of Material Change

October 27, 2006

3. News Release

A press release disclosing the material change was issued via CCN Matthews on October 27, 2006 in Toronto, Ontario.

4. Summary of Material Change

Brompton Funds Management Limited ("Brompton") announced that the transfer of the management and trusteeship of the Funds to Brompton has been completed and is effective as of the close of business on October 27, 2006.

5. Full Description of Material Change

Brompton announced that the transfer of the management and trusteeship of the Funds to Brompton has been completed and is effective as of the close of business on October 27, 2006. The change in management is a result of a strategic decision by Barclays Global Investors Canada Limited to focus its resources on its iShares™ family of exchange-traded funds, while ensuring that the interests of its closed-end fund unitholders remain protected.

The Funds' ticker symbols will remain the same, while the name "Barclays" within each fund will be replaced by "BG" to reflect the change in management to Brompton. The name changes will take effect on the TSX after close of market on October 31, 2006.

The new closed-end fund names (collectively "BG Funds") and ticker symbols are:

BG Advantaged Corporate Bond Fund (BAC.UN)

BG Advantaged Equal Weighted Income Fund (BAE.UN)

BG Advantaged S&P®/TSX® Income Trust Index Fund (BAI.UN)

BG Income + Growth Split Trust (BDS.UN; BDS.PR.A)

BG Top 100 Equal Weighted Income Fund (BTH.UN)

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Further information regarding the matters described in this report may be obtained from David Roode of Brompton at 416-642-6008.

9. Dated of Report

October 31, 2006



BG ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND

AMENDED AND RESTATED DECLARATION OF TRUST

Dated as of October 27, 2006

BROMPTON FUNDS MANAGEMENT LIMITED
TRUSTEE

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

BG ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND

AMENDED AND RESTATED DECLARATION OF TRUST

THIS AMENDED AND RESTATED DECLARATION OF TRUST is dated as of October 27, 2006.

WHEREAS Barclays Global Investors Canada Limited ("Barclays") established the Barclays Advantaged S&P®/TSX™ Income Trust Index Fund (the "Fund") as a mutual fund trust within the meaning of the *Income Tax Act* (Canada) and caused the units of the Fund to be listed for trading on The Toronto Stock Exchange;

AND WHEREAS Unitholders (as hereinafter defined) of the Fund approved the change of trusteeship and management of the Fund from Barclays to BG Funds Management Limited and certain other amendments to the Declaration of Trust provided for herein;

AND WHEREAS Barclays transferred its rights and obligations under the Declaration of Trust to a wholly owned subsidiary known as BG Funds Management Limited in return for shares of BG Funds Management Limited;

AND WHEREAS Barclays sold all the outstanding shares of BG Funds Management Limited to Brompton Funds LP;

AND WHEREAS BG Funds Management Limited amalgamated with Brompton Funds Management Limited to form Brompton Funds Management Limited, which will act as trustee of the Fund pursuant to the provisions hereof;

AND WHEREAS in connection with the change of trusteeship and management of the Fund, the Fund's name has been changed to BG Advantaged S&P®/TSX® Income Trust Index Fund;

AND WHEREAS this amended and restated Declaration of Trust gives effect to and reflects such changes and the other changes set forth herein;

AND WHEREAS the amendment and restatement of the Declaration of Trust shall not be deemed to constitute a termination of the Fund or a resettlement of the Fund;

AND WHEREAS Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") is the owner and operator of the mark "S&P";

AND WHEREAS S&P has entered into the License Agreement (as hereinafter defined) for the use of certain marks of S&P by the Fund;

DECLARATION

NOW THEREFORE, the Trustee hereby declares that it is holding in trust as trustee the Fund Property and the Trustee will hold such Fund Property, real, personal and otherwise, tangible and intangible, which is hereafter transferred, conveyed or paid to it as trustee and all income, profits and gains therefrom for the benefit of the Unitholders pursuant to and subject to the provisions of this Declaration of Trust, as follows:

ARTICLE 1.
INTERPRETATION

1.1 Definitions

In this Declaration of Trust, unless the subject matter or context otherwise requires:

1.1.1 "Affected Holder" means the registered holder who receives a Sell Notice from the Fund under Section 5.5.

1.1.2 "Affected Units" means the total number of Units specified in the Sell Notice under Section 5.5.

1.1.3 "Affiliate", when used in relation to any Person, means an insider, an associate or an affiliated, controlled or subsidiary company of the Person, all such terms having the respective meanings ascribed thereto by the *Securities Act* (Ontario).

1.1.4 "Auditors" means a chartered accountant or firm of chartered accountants appointed as auditor or auditors of the Fund.

1.1.5 "Business Day" means any day other than Saturday, Sunday, any statutory holiday in the Province of Ontario and any other day on which businesses are generally closed in the Province of Ontario.

1.1.6 "CBCA" means the *Canada Business Corporations Act*, as amended from time to time.

1.1.7 "CDS" means The Canadian Depository for Securities Limited.

1.1.8 "CDS Participant" means, at any time, a participant in CDS which has Units credited to its account in CDS.

1.1.9 "Certificate" means a global certificate of the Fund, certifying that the applicable Units are registered in the name of CDS.

1.1.10 "Common Share Portfolio" has the meaning ascribed thereto in Section 10.2.

1.1.11 "Counsel" means any barrister or solicitor or firm of barristers or solicitors who may be retained by the Trustee.

1.1.12 "Custodian" means the custodian of the Fund as appointed by the Trustee from time to time.

1.1.13 "Expenses of the Fund" means all expenses of the Fund including, without limitation, the trustee fee payable to the Trustee under Section 9.1.2 (including, without limitation, that portion of such fee which the Trustee, in its discretion, may determine to distribute as Management Fee Distributions), any fees or amounts payable to independent members of the board of directors of the Trustee or Manager, legal and audit fees, accounting, registrar and transfer agency and distribution agency services,

valuation services, custodial charges, brokerage fees, fees and expenses under the Forward Contract and other fees and disbursements directly relating to the implementation of transactions for the portfolio of the Fund, any taxes payable by the Fund or to which the Fund may be subject, interest expenses, all expenses incurred in connection with the provision of required information to Unitholders, including mailing and printing expenses, ongoing regulatory filing and stock exchange listing and other fees, reasonable out-of-pocket expenses incurred by the Trustee or its agents in connection with their ongoing obligations to the Fund, all costs relating to the formation and organization of the Fund and the expenses of any public or private offering of Units, and any expenditures which may be incurred upon the termination of the Fund.

1.1.14 "Extraordinary Resolution" means a resolution passed at a meeting of Unitholders which has been duly called for that purpose as contemplated by Section 13.14.2 or by way of written resolution as contemplated by Section 13.17.

1.1.15 "Forward Contract" means the forward purchase and sale contract entered into by the Fund with the Bank of Montreal to meet the Fund's investment objective as set out in Section 10.1, or any contract entered into in whole or partial replacement thereof.

1.1.16 "Fund" means the trust established under the original declaration of trust dated April 28, 2003.

1.1.17 "Fund Property" means:

1.1.17.1 all moneys, securities, property, assets and investments paid or transferred to and accepted by or in any manner acquired by the Trustee and held by the Trustee on the trusts herein declared;

1.1.17.2 all income which may hereafter be accumulated under the powers herein contained; and

1.1.17.3 all moneys, securities, property, assets or investments substituted for or representing all or any part of the foregoing.

1.1.18 "Indemnified Party" has the meaning ascribed thereto in Section 12.2.1.

1.1.19 "Index Fund" means BAI Trust.

1.1.20 "License Agreement" means the agreement between S&P and the Trustee under which the Trustee has been granted the license to use certain trade names and trademarks of S&P.

1.1.21 "Management Agreement" means a management agreement that may be entered into between a manager and the Trustee on behalf of the Fund respecting the management and administration of the Fund by such manager, as it may be amended from time to time.

1.1.22 "Management Fee Distributions" has the meaning prescribed in Section 9.1.2.

1.1.23 "Manager" means the manager of the Fund, as may be appointed manager of the Fund in accordance with the terms hereof.

1.1.24 "Net Asset Value of the Fund" means the amount determined from time to time in the manner set out in Section 6.2.

1.1.25 "Net Asset Value per Unit" means the amount determined from time to time in the manner set out in Section 6.2.

1.1.26 "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

1.1.27 "Prospectus" means the final prospectus of the Fund dated April 28, 2003 filed in all provinces of Canada qualifying the distribution of Units to the public, including any amendments to such prospectus.

1.1.28 "Record Date for Distribution" means the date which shall be established from time to time pursuant to Section 7.10.

1.1.29 "Record Date for Voting" means the date which shall be established from time to time pursuant to Section 13.6.

1.1.30 "Redemption Amount" means the redemption amount determined pursuant to Section 4.1.1.

1.1.31 "Redemption Date" has the meaning ascribed thereto in Section 4.1.1.

1.1.32 "Redemption Payment Date" has the meaning ascribed thereto in Section 4.1.2.

1.1.33 "Redemption Request" means a request submitted by a CDS Participant or his agent substantially in the form of Schedule 1.1.30, or such form as the Trustee may otherwise deem satisfactory.

1.1.34 "Reference Closing Price" has the meaning ascribed thereto in Section 4.3.1.

1.1.35 "Register" means the register established and maintained under Section 5.1.

1.1.36 "Securities Authorities" means the Ontario Securities Commission and equivalent regulatory authorities in each province and territory of Canada in which the Units are qualified for distribution or distribution to the public.

1.1.37 "Securities Legislation" means laws, regulations, requirements, national instruments and policies of the Securities Authorities which are applicable to the Fund.

1.1.38 "Sell Notice" means a written notice sent by the Fund under Section 5.5.

1.1.39 "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

1.1.40 "Tax Act" means the *Income Tax Act* (Canada), as amended from time to time and the regulations thereunder.

1.1.41 "Taxation Year" means the calendar year or such other fiscal period as the Trustee is permitted to and does adopt as the taxation year of the Fund for the purposes of the Tax Act.

1.1.42 "this Declaration of Trust," "this Declaration", "hereto", "herein", "hereof", "hereby", "hereunder", "herewith" and similar expressions refer to this instrument and not to any particular article, section or portion of it, and include every instrument supplemental or ancillary to it or in implement of it.

1.1.43 "Termination Date" means December 15, 2016 or such other date as may be determined by Unitholders or the Trustee in accordance with the provisions of this Declaration of Trust.

1.1.44 "Trading Day" means a day upon which a session of The Toronto Stock Exchange is held.

1.1.45 "Transfer Agent" means such company as may from time to time be appointed by the Fund to act as registrar, transfer agent and distribution agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent.

1.1.46 "Trustee" means the trustee of the Fund from time to time;

1.1.47 "Unit" means a unit of beneficial interest in the Fund Property and includes a fraction of a unit where the context requires or permits.

1.1.48 "Unitholder" means a person whose name appears in the Register as a holder of a Unit.

1.1.49 "Valuation Date" means, at a minimum, Thursday of each week, or if any Thursday is not a Business Day, the immediately preceding Business Day, and the last Business Day of each month, and includes any other date on which the Trustee elects in its discretion to calculate Net Asset Value per Unit.

1.2 Statutes

Any reference herein to a statute or to regulations or rules promulgated thereunder or to the provisions thereof shall be a reference to such statute, regulations, rules or provisions, as the case may be, as amended, re-enacted or replaced from time to time and references to specific articles, sections or paragraphs hereof shall include all amendments, re-enactments or replacements.

1.3 Article and Section Headings

Article and section headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.4 Extended Meanings

In this Declaration of Trust, unless the context otherwise requires, words importing the singular number only shall include the plural, and vice-versa, and references to the masculine gender shall include the feminine and neuter genders and references to neuter genders shall include the masculine and feminine genders.

1.5 Dollar Amounts

Unless specified otherwise, all statements of, or references to, dollar amounts in this Declaration of Trust are to lawful money of Canada.

1.6 Time

Unless otherwise specifically stated, all times in this Declaration of Trust are times in Toronto, Ontario.

1.7 Business Day Convention

Unless otherwise specified, if under this Declaration any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day.

1.8 Governing Law

This Declaration of Trust shall be construed in accordance with, and the trust created by it shall be governed by, the laws of the Province of Ontario and the laws of Canada applicable therein.

1.9 Severability

Each of the provisions of this Declaration of Trust is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.10 Schedules

The following are the Schedules to this Agreement, which form an integral part thereof:

Schedule 1.1.30— the form of Redemption Request.

ARTICLE 2.
THE FUND AND UNITS

2.1 The Name of the Fund

The name of the Fund shall be the BG Advantaged S&P®/TSX® Income Trust Index Fund and the French form of its name shall be Fonds avantageux BG indice des fiducies de revenu S&P^MD/TSX^MD. The Trustee may amend the name of the Fund if it is necessary, desirable or convenient to do so.

2.2 To Hold Fund Properties

2.2.1 The Trustee shall hold the Fund Property in trust for the benefit of the Unitholders as provided in this Declaration of Trust.

2.2.2 The sole undertaking of the Fund shall be to invest and/or keep invested the Fund Property in the manner and subject to the terms and provisions of this Declaration of Trust; for greater certainty, the use of derivatives as permitted by Securities Legislation and the terms and provisions hereof shall be deemed to be the investing of the assets of the Fund.

2.2.3 The Fund is not intended to be, and shall not be deemed to be, and shall not be treated as a general partnership, limited partnership, joint venture, agency or joint stock company.

2.3 Nature of Units

The beneficial interest in the Fund shall be divided into equal interests of one class referred to as whole Units which shall be entitled to the rights and subject to the restrictions, conditions and limitations set out herein. The number of Units which the Fund may issue is unlimited. Each Unit outstanding from time to time shall participate pro rata in any distributions made by the Fund (other than Management Fee Distributions) and, in the event of termination of the Fund, in the net assets of the Fund. Each whole Unit shall entitle the holder thereof to one vote at all meetings of Unitholders. No Unit shall have any privileges, preferences or priorities over any other Unit.

2.4 Fractional Units

Fractions of up to 1/1000th of a Unit may be issued. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of, or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, a fractional Unit shall have attached thereto the rights, restrictions, conditions and limitations attaching to a whole Unit in the proportion that the fractional Unit bears to a whole Unit.

2.5 Assessments on Units

Unless issued on an instalment receipt basis, there shall be no liability to future calls or assessments with respect to Units.

2.6 No Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to subscribe for or purchase any Units. There are no pre-emptive rights attaching to the Units.

2.7 Legal Ownership of the Fund Property

The legal ownership of the Fund Property and the right to conduct the business of the Fund are vested exclusively in the Trustee, and the Unitholders shall have no interest therein other than the beneficial interest in the Fund represented by the Units held by them and, subject to Section 7.7 and to applicable law, they shall have no right to compel any partition, division, dividend or distribution of the Fund or any of the Fund Property.

2.8 Duration

The Fund created hereby commenced on the date of execution of the original declaration of trust of the Fund and, subject to the provisions of Sections 13.14 and 15.2 hereof, shall be terminated on the Termination Date.

2.9 Mutual Fund Trust Election

In respect of the first taxation year of the Fund, the Fund shall elect pursuant to subsection 132(6.1) of the Tax Act that the Fund be deemed to be a mutual fund trust for the entire year.

2.10 Election for Capital Property

In the first taxation year of the Fund in which it disposes of any shares in the Common Share Portfolio, the Fund shall make an election in the prescribed form under subsection 39(4) of the Tax Act.

ARTICLE 3.
SUBSCRIPTIONS FOR AND ISSUANCE OF UNITS

3.1 Distribution of Units

The Trustee shall have the power and authority to enter into arrangements regarding the distribution and sale of Units, including arrangements relating to the listing for trading of the Units on The Toronto Stock Exchange and such other stock exchanges as the Trustee may determine, and the right to provide for the payment of commissions or fees of any nature or kind payable, in the discretion of the Trustee, in connection therewith.

3.2 Allotment and Issue

3.2.1 Within the limitations of Sections 2.3, 2.4, 2.5 and this Section 3.2, the Trustee may allot and issue Units at such time or times at such price and in such manner and to such Person, Persons or class of Persons as the Trustee in its sole discretion shall determine, having regard to such matters as would be considered by the board of directors of a corporation governed by the CBCA when issuing shares in comparable circumstances. Notwithstanding the foregoing, the initial public offering of Units will

be made at a price of $10.00 per Unit. Units may be issued on a fully paid or on an instalment receipt basis. The Trustee shall not allot and issue Units subsequent to the initial public offering of Units (other than issuances made by way of private placement or public offering where the net proceeds per Unit to be received by the Fund are not less than the Net Asset Value per Unit or an automatic reinvestment of income or capital gains or other distributions pursuant to Article 7 hereof) unless the Trustee has first obtained the approval of Unitholders given in accordance with Section 13.14.

3.2.2 One Unit shall be issued to the initial Unitholder as fully paid in respect of its initial contribution to the Fund.

3.2.3 Subscriptions for Units issued pursuant to the initial public offering will be subject to rejection or allotment by the Trustee in whole or in part. If the Trustee has not approved the subscription, the Trustee shall so advise the applicant within two (2) days of the receipt of the subscription and forthwith return to the applicant the amount tendered by the applicant with his or her subscription without interest.

ARTICLE 4.
REDEMPTIONS

4.1 Redemption of Units

4.1.1 Subject to the Fund's right to suspend redemptions (as described in Subsection 4.1.5 below), Units may be surrendered for redemption on the second last Business Day of December in any year (the "Redemption Date") where the Units are surrendered by 5:00 p.m. (Toronto time) on a day at least 20 Business Days prior to the Redemption Date at a redemption price per Unit that is equal to 100% of Net Asset Value per Unit minus any costs associated with the redemption, including all brokerage costs and less any income or net realized capital gains of the Fund that are distributed to a Unitholder concurrently with the proceeds of disposition on the redemption (the "Redemption Amount").

4.1.2 Payment will be made by the Fund to the Unitholder, on or before the tenth Business Day following the Redemption Date (such tenth Business Day being the "Redemption Payment Date"). Any unpaid distribution payable to Unitholders of record on or before the Redemption Date in respect of Units tendered for redemption will also be paid on the Redemption Payment Date. All redemption payments shall be made by wire transfer of immediately available funds or by cheque drawn on a Canadian chartered bank or a trust company in lawful money in Canada payable at par to or to the order of the Unitholder who has surrendered Units for redemption. Payments made by the Fund of the Redemption Amount are conclusively deemed to have been made upon successful transmission of the wire transfer or the mailing of a cheque in a postage prepaid envelope addressed to the Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

4.1.3 The Trustee may make such designations, determinations and allocations for tax purposes of amounts or portions of amounts which the Fund has received, paid, declared payable or allocated to Unitholders as distribution or redemption proceeds.

4.1.4 Units may be surrendered for redemption by presentation by the Unitholder to the Transfer Agent of a Redemption Request in a form acceptable to the Transfer Agent, specifying the number of Units to be redeemed, and if definitive unit certificates have been issued therefor, accompanied by such unit certificates, in each case at least 20 Business Days prior to the Redemption Date.

4.1.5 The Trustee may suspend the redemption of Units or payment of redemption proceeds: (a) for the whole or any part of a period during which normal trading is suspended on one or more stock exchanges, options exchanges or futures exchanges on which more than 50% of the securities included in the Common Share Portfolio or the Index Fund (by value) are listed and traded; or (b) for any period not exceeding 120 days during which the Trustee determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Trustee to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. In such circumstances all Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. Redemptions so suspended will be effected at a price determined on the first date that the Net Asset Value per Unit is calculated following the termination of the suspension. The suspension shall terminate in any event on the first Business Day on which the condition giving rise to the suspension has ceased to exist provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with official rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Trustee shall be conclusive.

4.1.6 Subject to Section 4.1.5, from and after the date the Units are surrendered for redemption, such Units shall cease to be entitled to share in the income or any participation in the Fund Property and the holder thereof shall not be entitled to exercise any of the rights of holders of Units in respect thereof other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.

4.1.7 Any and all Units which have been surrendered for redemption shall be deemed to be outstanding until, but not after, 5:00 p.m. (Toronto time) on the Redemption Date. Thereafter, the Unitholder who surrendered such Units for redemption shall cease to have any rights as a Unitholder in respect of such Units other than the right to be paid the Redemption Amount in respect of such Units and to receive the amount of all unpaid distributions, if any, in respect of such Units which were payable to Unitholders of record on or before the Redemption Date unless payment of the Redemption Amount or unpaid distributions, if any, shall not have been made on the Redemption Payment Date or shall have been dishonoured.

4.1.8 Notwithstanding the foregoing, provided the Unitholder has not withheld consent, the Fund may request the recirculation agent to seek purchasers for the Units surrendered for redemption in accordance with Section 4.4.

4.2 Frequency of Redemptions

The Trustee may, without the approval of Unitholders (but subject to regulatory approval in respect of additional redemption rights based on a redemption price determined with reference to the Net Asset Value of the Fund), change the redemption rights attached to the Units on not less than 30 days' notice to Unitholders by increasing the number of times in each year that Units may be redeemed by Unitholders, provided that no such change may be made without Unitholder approval if it would eliminate the rights of Unitholders to redeem their Units on the Redemption Date in any year at a redemption price equal to the Redemption Amount per Unit or if it would result in the Fund being a mutual fund within the meaning of Securities Legislation.

4.3 Market Purchases

4.3.1 If, on any Business Day following the closing of the initial public offering of Units, the closing price of Units is less than the amount which is 95% of the Net Asset Value per Unit determined at the most recent Valuation Date (the "Reference Closing Price"), then subject to certain exemptions described below and in compliance with applicable regulatory requirements, the Fund shall be obligated to purchase for cancellation any Units offered in the market at prices at or below the Reference Closing Price on the succeeding Business Day; provided, however, that the maximum number of Units to be purchased in any three month period (commencing with the three month period that begins on the first day of the month following the closing date of the initial public offering of Units) shall be 1.25% of the number of Units outstanding at the beginning of such period.

4.3.2 Notwithstanding Section 4.3.1, purchases need not be effected if:

(a) the Trustee reasonably believes that the Fund would be required to make an additional distribution in respect of a year to holders of record on December 15 in order that the Fund will generally not be liable to pay income tax after making such purchase;

(b) the Fund lacks the cash, debt capacity or resources in general to make such purchases;

(c) in the opinion of the Trustee, the making of any such purchases by the Fund would adversely affect the ongoing activities of the Fund or the remaining Unitholders;

(d) in the opinion of the Trustee such transactions, if consummated, could result in the marketability of the Units being severely impaired to the detriment of the Unitholders;

(e) in order to fund the purchase the Fund is not able to liquidate portfolio securities in an orderly manner consistent with the Fund's investment objectives described in Section 10.1 or, alternatively, it is not in the best interests of the Unitholders to do so; or

(f) there is, in the judgment of the Trustee,

(i) any material legal action or proceeding instituted or threatened, challenging such transactions or otherwise materially adversely affecting the Fund, or

(ii) a suspension of or limitation on prices for trading securities generally on any exchange on which portfolio securities of the Fund are traded.

4.3.3 The Fund shall have the right (but not the obligation) at any time, exercisable in its sole discretion, to purchase Units in the market, subject to any applicable regulatory requirements and limitations. The Fund may make such purchases, at prices not exceeding the Net Asset Value per Unit as most recently determined in accordance with Section 6.2 hereof, as normal course issuer bids through the facilities, and the rules of the Toronto Stock Exchange or such other exchange or market on which the Units are then listed.

4.3.4 The Fund shall cancel Units that have been purchased.

4.4 Recirculation Agreement

4.4.1 The Fund shall enter into a recirculation agreement with a recirculation agent under the terms of which the Fund may request the recirculation agent to find purchasers for any Units surrendered for redemption in accordance with Section 4.1 prior to the relevant Redemption Payment Date, provided that the Unitholder requesting redemption has not withheld consent thereto. The initial recirculation agent shall be BMO Nesbitt Burns.

4.4.2 A Unitholder who surrenders Units for redemption in accordance with Section 4.1 shall be deemed to authorize the recirculation agent, as agent for the Unitholder, and upon written instruction from the Trustee, to sell the Units so tendered for redemption and, in the event the recirculation agent does so sell the Units, to pay the proceeds (net of all fees and commissions) to the Trustee for delivery to the Unitholder and withdraw such Unitholder's Redemption Request. A Unitholder may withdraw its consent to the recirculation of Units surrendered by it by giving notice in writing to the CDS Participant through whom the Unitholder purchased the Units surrendered for redemption.

4.4.3 Notwithstanding Section 4.1, the amount to be paid to a Unitholder for each Unit surrendered for redemption which is subject to the recirculation pursuant to this Section 4.4 shall equal the proceeds of the sale of the Units less any applicable commission. The amount to be paid to a Unitholder under this Section 4.4 shall not be less than the Redemption Amount described in Section 4.1 hereof, and calculated in accordance with Sections 6.2 hereof.

4.5 Joint Holders

Where a Unit to be redeemed is registered in more than one name the redemption proceeds shall be deemed to be owed to the holders of such Unit upon joint account and may be paid to all or any of such registered holders and the payment to and/or receipt of any of such

registered holders shall constitute a valid discharge to the Trustee for the proceeds so paid or delivered.

ARTICLE 5.
REGISTERS, TRANSFERS, CERTIFICATES

5.1 Register to be Maintained

5.1.1 The Trustee shall establish and maintain, or cause to be established and maintained by the Transfer Agent, a Register and shall record or cause to be recorded therein, as the case may be, the names and addresses of Unitholders and the number of Units held by each of them.

5.1.2 The Register shall be maintained in Toronto.

5.1.3 The receipt of the Unitholder in whose name a Unit is registered shall be a valid and binding discharge to the Trustee for any payment made in respect of such Unit and if several persons are registered as joint Unitholders or, in consequence of the death or bankruptcy of a Unitholder, are entitled so to be registered, any one of them may give effectual receipt for any such payment.

5.1.4 Except as otherwise provided in this Declaration of Trust, only Unitholders whose Units are recorded in the Register shall be entitled to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

5.1.5 The Register shall at all reasonable times be open for inspection by Unitholders.

5.2 Entry on Register

5.2.1 On the day on which a Unit is issued, the name of the person to whom the Unit is issued shall be entered in the Register as the holder of the Unit, or if this person is already a Unitholder, the Register shall be amended to include the additional Unit.

5.2.2 On the day on which a Unit is redeemed, the Register shall be adjusted to reflect the redemption of the Unit.

5.3 Effect of Registration

The Trustee shall for all purposes be entitled to treat the Unitholder in whose name any Units are registered as the absolute owner thereof, any notice to the contrary notwithstanding. The Trustee shall not be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Unit and may deal with any Unit on the direction of the registered holder thereof, whether named as trustee or otherwise as though that Person were the beneficial owner thereof. Only Unitholders whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

5.4 Transfer of Units

5.4.1 A Unit is transferable by the Unitholder or his legal representative or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee upon compliance with such reasonable requirements as the Trustee may prescribe. The Trustee shall seek to obtain and maintain a listing for the Units on The Toronto Stock Exchange. The Trustee shall not impose any restriction on the transfer of Units, except as stipulated in Section 5.5.

5.4.2 The written authorization of an executor, administrator, committee of a mentally incompetent person, guardian, trustee in bankruptcy, or trustee of the estate of a Unitholder is sufficient justification for the Trustee to register, or cause to be registered a transfer of the Units of such Unitholder, including a transfer into the name of such executor, administrator, committee of a mentally incompetent person, guardian or trustee.

5.5 Non-Resident Ownership Constraint

5.5.1 Not more than 49% of the Units outstanding at any time shall be held or beneficially owned, directly or indirectly, by persons who are non-residents of Canada for purposes of the Tax Act (individually, a "non-resident" and collectively, "non-residents"). If it appears from the Register, or if the Trustee determines, that there has been a contravention of this limit on non-resident ownership or that, after giving effect to any proposed subscription, issue or transfer of Units, there would be a contravention of this limit on non-resident ownership, the Fund shall (i) not accept any such subscription for Units from any non-resident, issue any Units to any such person or register or otherwise recognize the transfer of any such Units to any non-resident, (ii) not accept any proposed subscription for Units from any non-resident, issue any Units to any such person or otherwise recognize the transfer of any such Units to any non-resident, and (iii) send a Sell Notice to the Affected Holders of such of those Units as shall be chosen on the basis of inverse order to the order of acquisition or registration of all non-residents, by law or by such other method that is authorized by the Trustee. Such Sell Notice shall require an Affected Holder to sell to a person who is not a non-resident of Canada the total number of Affected Units specified in the Sell Notice within the prescribed period stipulated in the Sell Notice. Any such Sell Notice to be delivered to an Affected Holder shall be given by registered prepaid mail or delivered directly to the Affected Holder and shall specify a date, which shall not be less than 20 days from the date of the Sell Notice, by which the Affected Units must be sold. The Sell Notice shall also require the Affected Holder to notify the Trustee of the sale or disposition requested when completed.

5.5.2 If the Affected Units have not been sold by the Affected Holder on or prior to the date stipulated in the Sell Notice, the Fund may elect to sell the Affected Units on behalf of the Affected Holder without further notice on and subject to the terms herein contained, and forthwith to suspend the rights of the Affected Holder to vote and receive distributions in connection with the Affected Units. The Fund may sell Affected Units on any stock exchange or organized market on which the Units are then listed or traded as the Trustee shall determine or, if the Units are not then listed on any stock exchange or traded on any organized market, in such other manner as the Trustee shall

determine. For all purposes of such sale, the Trustee and any registrar and transfer agent appointed by the Trustee shall be deemed to be the agents and lawful attorneys of the Affected Holder and any beneficial owner of the Affected Units. The net proceeds of any such sale of Affected Units shall be the net proceeds after deduction of any commission, tax or other cost of sale, and the Affected Holder shall have the right only to receive the net proceeds of such sale and any distribution declared by the Trustee which is unpaid and owing to such Affected Holder.

5.5.3 The Trustee shall cause the Fund to deposit an amount equal to such net proceeds in a special account in any bank or trust company in Canada selected by it and, as soon as reasonably practical and not later than 30 days after making the deposit, the Trustee shall send a notice to the Affected Holder stating that the Affected Units have been sold, the amount of the net proceeds to which the Affected Holder is entitled, the name and address of the bank or trust company at which the Fund has made the deposit, and all other relevant particulars of the sale. The amount of such deposit shall be payable to the Affected Holder upon presentation of evidence acceptable to the bank or trust company of such person's interest in the Affected Units. Any interest earned on any amount so deposited shall accrue to the benefit of the Affected Holder. From and after the date of such deposit, the Affected Holder shall not be entitled to any of the rights of a registered Unitholder in respect of the Affected Units, other than the right to receive the funds so deposited as stipulated in this section.

5.5.4 The Fund may sell Units in accordance with the terms hereof; provided, however, that if Affected Units are sold by the Fund and, after the sale, a person establishes that it is a *bona fide* purchaser of the Affected Units from the Affected Holder, then, subject to applicable law, (i) the Fund shall be entitled to treat the Units so purchased by the *bona fide* purchaser as validly issued and outstanding Units in addition to the Units sold by the Fund and (ii) notwithstanding any provision in this section, the Fund is entitled to the deposit made with respect to such sale and shall add the amount of the deposit to the capital account maintained by the Fund in respect of outstanding Units.

5.5.5 The Trustee shall have the sole right and authority to make any determination required or contemplated under this Section 5.5. Without limiting the generality of the foregoing, if the Trustee considers that there are reasonable grounds for believing that a contravention of the non-resident ownership restriction has occurred or will occur, the Trustee shall make a determination with respect to the matter. Any such determination shall be conclusive, final and binding except to the extent modified by any subsequent determination by the Trustee. The Trustee may delegate, in whole or in part, its power to make a determination under this Section 5.5.

5.6 <u>No Issue of Certificates</u>

The registration and transfer of Units will be effected through the book-based system administered by CDS or such other similar system as determined by the Trustee from time to time. With the exception of the Certificate issued to CDS, as amended from time to time, and temporary certificates issued to Underwriters upon the issuance of Units which shall be deposited with CDS and cause the Certificate to be amended, Unitholders will have no right to receive physical certificates evidencing their ownership of Units.

ARTICLE 6.
VALUATION OF THE FUND

6.1 Valuation Dates

After the date of initial issuance of Units, the Trustee shall determine the Net Asset Value of the Fund and the Net Asset Value per Unit on the Valuation Date, provided that the Trustee shall not be required to determine the Net Asset Value of the Fund and the Net Asset Value per Unit during any period in which the right of redemption has been suspended pursuant to Section 4.1.5. The Net Asset Value per Unit determined at a Valuation Date shall remain in effect until the next time the Net Asset Value per Unit is determined.

6.2 Net Asset Values

The Net Asset Value per Unit, as of any Valuation Date, shall be the quotient obtained by dividing the Net Asset Value of the Fund as of that Valuation Date by the total number of Units of the Fund outstanding at that Valuation Date. For the purpose of such calculation, each transaction of a purchase or sale of a portfolio asset by the Fund shall be reflected in the calculation of Net Asset Value per Unit made not later than the first calculation of Net Asset Value per Unit made after the date on which the transaction becomes binding and the issue or redemption of any Unit shall be reflected in the first calculation of Net Asset Value per Unit made after the calculation of Net Asset Value per Unit used to establish the issue or redemption price. The Net Asset Value of the Fund as of any Valuation Date shall equal the market value of the Fund Property as of that Valuation Date, less an amount equal to the total liabilities of the Fund as of that Valuation Date. The Net Asset Value per Unit and the Net Asset Value of the Fund shall be determined in Canadian currency and, in addition, may be determined in any other currency at the discretion of the Trustee from time to time.

The determination of the Net Asset Value of the Fund shall be made on the following basis:

(i) the value of any security which is listed or dealt with on a stock exchange or traded on an over-the-counter market shall be (A) in the case of a security which was traded on the day as of which the Net Asset Value of the Fund is being determined, the closing sale price, or (B) in the case of a security which was not traded on the day as of which the Net Asset Value of the Fund is being determined, the price last determined for such security for the purpose of calculating Net Asset Value provided that, for the purpose of calculating the Redemption Amount per Unit, the value of any such listed security shall be equal to the weighted average trading price over the last three Business Days of the month in which the Redemption Date occurs;

(ii) dividend income shall be recognized on the ex-dividend date and interest income shall be accrued;

(iii) the value of the Forward Contract shall be the gain or loss with respect thereto that would be realized if, on the date on which Net Asset Value is

being determined, the position in the Forward Contract were to be closed out in accordance with its terms;

(iv) short-term investments, including notes and money market instruments, shall be valued at cost plus accrued interest;

(v) the value of any security or other Fund Property (other than property contemplated in (iii) above) for which a market quotation is not readily available shall be its market value as determined by the Trustee in such manner as the Trustee shall from time to time provide; and

(vi) any market price reported in foreign currency shall be converted into Canadian currency at the prevailing rate of exchange, as determined by the Trustee, at the Valuation Date.

The liabilities of the Fund shall be deemed to include:

(i) all bills and accounts payable;

(ii) all administrative expenses payable and/or accrued;

(iii) all obligations for the payment of money or property, including the amount of any declared but unpaid distributions;

(iv) all allowances authorized or approved by the Trustee for taxes or contingencies; and

(v) all other liabilities of the Fund of whatever kind and nature, except liabilities represented by outstanding Units.

ARTICLE 7.
ANNUAL AND OTHER DISTRIBUTIONS

7.1 Computation of Income and Gains

7.1.1 The net income of the Fund for any Taxation Year shall be determined in accordance with the provisions of the Tax Act (other than paragraph 82(l)(b) and subsection 104(6) thereof) regarding the calculation of income for the purposes of determining the taxable income of the Fund, provided, however, that capital gains and capital losses shall be excluded.

7.1.2 The net realized capital gains of the Fund for any Taxation Year shall equal the amount, if any, by which the aggregate of the capital gains of the Fund, calculated in accordance with the provisions of the Tax Act, in the year exceeds the aggregate of the capital losses of the Fund, calculated in accordance with the provisions of the Tax Act, in the year and the amount determined by the Trustee, in respect of any net capital losses (as defined in the Tax Act) for prior years which the Fund is permitted by the Tax Act to deduct in computing its taxable income for such year.

7.2 Annual Distributions of Income

7.2.1 The Trustee shall determine in accordance with Section 7.1.1, the net income of the Fund for each year and there shall be due and payable on the last Business Day of each Taxation Year, or on such other day as is permitted under the Tax Act and is selected by the Trustee, in each year to Persons who are Unitholders on the Record Date for Distribution in respect of such distribution on such day the amount per Unit (calculated to the nearest ten thousandth of one cent per Unit), if any, by which such net income exceeds:

(a) any non-capital losses for prior years which the Fund is permitted by the Tax Act to deduct in computing its taxable income for such year, and

(b) any amounts of net income of the Fund payable during the year pursuant to Section 7.8, divided by the number of Units outstanding on such day.

7.3 Annual Distribution of Gains

7.3.1 The Trustee shall determine in accordance with Section 7.1.2 the net realized capital gains of the Fund on an on-going basis.

7.3.2 There shall be due and payable by the last Business Day of each Taxation Year, or on such other day as is permitted under the Tax Act and is selected by the Trustee in each year, to Persons who are Unitholders on the Record Date for Distribution in respect of such distribution, the amount per Unit (calculated to the nearest ten thousandth of one cent per Unit), if any, by which the net realized capital gains determined under Section 7.3.1 exceeds such part of the net realized capital gains of the Fund for the year as would, if retained by the Fund, give rise to a tax liability (without reference to any capital gains refund) not in excess of its capital gains refund for the year (within the meaning of Section 132 of the Tax Act), divided by the number of Units outstanding on the Record Date for Distribution.

7.4 Manner of Payment/Automatic Reinvestment

All amounts payable at any particular time to a Unitholder pursuant to, or as contemplated by, Sections 7.2, 7.3 or 7.8 of this Article 7 (less any tax required by law to be deducted therefrom) shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment approved by the Trustee from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to the Unitholder's agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at the Unitholder's address as it appears on the Register unless the cheque is not paid on presentation. The Trustee may issue a replacement cheque if it is satisfied that the original cheque has not been received or has been lost or destroyed, upon being furnished with such evidence of loss, indemnity or other document in connection therewith that it may in its discretion consider necessary. From and after the first anniversary following the completion of its initial public offering, the Trustee may elect to distribute an amount by way of the reinvestment of such amount in the Fund through the

acquisition of additional Units, including fractional Units, at the Net Asset Value per Unit determined on the Business Day immediately prior to the payment date specified by the Trustee. In such case, the Trustee shall credit each Unitholder with the additional Units so acquired in lieu of making a cash distribution. Immediately following any such distribution, the number of Units outstanding shall be consolidated on the basis of the ratio described in the next following sentence. The consolidation of Units under this Section 7.4 shall be made pro rata based on the number of Units held by each Unitholder, on the basis of a ratio calculated so that the Net Asset Value per Unit outstanding immediately after the consolidation is as close as possible to the Net Asset Value per Unit immediately before the issue of Units under this Section 7.4, while ensuring that the number of Units held by Unitholders after consolidation is the same as the number of Units held by Unitholders immediately before the issuance of Units under this Section 7.4. All distributions, other than Management Fee Distributions, shall be credited to Unitholders pro rata in accordance with the number of Units held by them on the Record Date for Distribution; Management Fee Distributions shall be credited to the Unitholders entitled thereto. The amounts so credited to each Unitholder (including any tax required by law to be deducted therefrom) shall not be included in the assets of the Fund for the purpose of determining the Net Asset Value per Unit at any Valuation Date after the declaration of the distribution. Notwithstanding the foregoing, the Trustee may apply any amounts payable hereunder to a Unitholder towards the amount of any fees or charges owing by the Unitholder.

7.5 Total Annual Distributions

Notwithstanding Sections 7.2 and 7.3 the total amount due and payable under these sections to Unitholders shall not be less than that amount as is necessary so that the Fund will not be liable for income tax under Part I of the Tax Act for the Taxation Year. The Trustee, if it so determines when income has been accrued but not collected may, on a temporary basis, borrow sufficient monies (from itself or another lender) to permit distributions of income which are payable.

7.6 Management Fee Distributions

Management Fee Distributions will be accrued in the same manner as the fee payable to the Trustee under Section 9.1 is accrued and shall be paid in cash at least quarterly in arrears by the Fund to a beneficial owner of Units entitled to Management Fee Distributions. The Trustee, in its discretion, shall determine whether any beneficial owner of Units is entitled to any Management Fee Distribution and the amount of such Management Fee Distribution. Management Fee Distributions will be paid by the Fund first out of net income and net taxable capital gains of the Fund and thereafter out of capital. If part of the holdings in the Fund of a beneficial owner of Units entitled to Management Fee Distributions is redeemed, accrued Management Fee Distributions in respect of the redeemed Units will be paid at the regular time of distribution. In the event, however, that all of a beneficial owner's holdings in the Fund are redeemed, Management Fee Distributions will be paid in cash to such beneficial owner at the same time the Redemption Amount is paid.

7.7 Payment of Annual Distributions

For greater certainty, it is declared that a Unitholder shall have the legal right in a year to enforce payment in the manner provided for in this Declaration of Trust of any amount

which is due and payable in the year under Sections 7.2, 7.3, 7.5, 7.6 and 7.8 in respect of Units held by him.

7.8 Other Distributions

In addition to the distributions made to Unitholders pursuant to Sections 7.2, 7.3, and 7.6, the Trustee shall declare and make monthly distributions out of the net income or the net realized capital gains of the Fund for any year or otherwise in such amounts per Unit, payable monthly in that year and to Unitholders at the record date in respect of such distribution, as the Trustee from time to time may determine, in accordance with the Fund's investment objectives and investment restrictions as set forth in Sections 10.1 and 10.2.

7.9 Designation

In accordance with and to the extent permitted by the Tax Act, in each year the Trustee shall designate in respect of the amounts payable or deemed to be payable to Unitholders in such amounts as the Trustee considers to be reasonable in all of the circumstances including, without limitation (i) such portion of the taxable dividends received or deemed to be received by the Fund in the year on shares of taxable Canadian corporations to be a taxable dividend received by the Unitholders in the year from the corporations, (ii) such portion of the net taxable capital gains of the Fund for the year to be a taxable capital gain for the year of the Unitholders from the disposition by them of capital property and (iii) foreign source income of the Fund for the year.

7.10 Record Date for Distribution

The Trustee shall fix in advance a time and date, preceding the date on which it declares any distribution, as the record date for the determination of the Unitholders entitled to receive the distribution (the "Record Date for Distribution").

7.11 Tax Definitions

Unless the context otherwise requires, any term in this Article 7 which is defined for the purposes of the Tax Act shall have for the purposes of this Article 7 the meaning that it has for the purposes of the Tax Act.

7.12 Tax Statements

Statements of income for tax purposes and other net income and net taxable capital gains and return of capital shall be sent by the Trustee to Unitholders annually in accordance with applicable legislation.

ARTICLE 8.
CONSOLIDATIONS AND SUBDIVISIONS

8.1 Subdivision or Other Consolidation of Units

The Fund may at any time or times and on not less than 21 days' notice in writing given by the Trustee to each Unitholder, subdivide or consolidate Units on such basis as the Trustee shall determine, and on the day referred to in the notice the Trustee shall subdivide or consolidate Units, as the case may be.

8.2 Adjustment of Register

The Trustee shall effect a subdivision or consolidation of Units by causing the Register to be adjusted accordingly.

ARTICLE 9. FEES AND EXPENSES

9.1 Expenses of the Fund

9.1.1 Expenses of the Fund shall be paid by the Trustee out of the Fund Property.

9.1.2 The Trustee, in its capacity as trustee, may deduct from the net income of the Fund as an Expense of the Fund a fee for its services as trustee under this Declaration of Trust at a rate of 0.15% of the Net Asset Value of the Fund, plus applicable taxes, such compensation to be computed on each Business Day on the basis of the Net Asset Value of the Fund on that Business Day, accrued daily and payable monthly in arrears; provided, however, that the Trustee may agree to reduce the fee that it would otherwise be entitled to receive from the Fund with respect to the investment of a Unitholder or beneficial owner of Units in the Fund on condition that the amount of this reduction is distributed by the Fund, as applicable, to such Unitholder or beneficial owner of Units ("Management Fee Distributions") and, in any such case, the Fund shall pay the amount of such Management Fee Distributions as determined by the Trustee from time to time to the relevant Unitholders or beneficial owners of Units in accordance with Section 7.6.

ARTICLE 10. THE TRUSTEE'S POWERS AND DUTIES

10.1 Investment Objectives

10.1.1 The investment objective of the Fund is to replicate, to the extent possible, the return of the S&P®/TSX® Canadian Income Trust Index and to provide holders of Units with a regular, stable stream of tax-efficient monthly distributions consisting of capital gains and return of capital in an amount which equal, to the extent possible, the distributions paid on the securities which make up the Index from time to time.

10.1.2 To provide the Fund with the means to meet its investment objectives set out in this Section 10.1, the approximate net proceeds of the initial public offering of Units will be invested in a portfolio of common shares in respect of which the Fund will then enter into the Forward Contract pursuant to which the counterparty will agree to pay to the Fund on or about the Termination Date as the purchase price for the portfolio of common shares an amount equal to 100% of the redemption proceeds of a corresponding number of units of the Index Fund.

10.1.3 The Fund may settle all or part of the Forward Contract prior to the Termination Date to the extent necessary to fund distributions, redemptions of Units by Unitholders from time to time, payment for purchases of Units in the market and

expenses of the Fund, including any fees payable to the counterparty under the Forward Contract.

10.2 Investment Restrictions

10.2.1 The Fund shall be subject to the following investment restrictions:

(a) The Fund shall restrict its investments to common shares of Canadian public companies that are "Canadian securities" for the purposes of the Tax Act ("Common Share Portfolio"), and the Fund shall not make or retain investments that would render the Units "foreign property" for purposes of Part XI of the Tax Act.

(b) The Fund shall restrict its investments in any one issuer to no more than 10% of its total assets at the time of investment in such issuer.

(c) The Fund shall manage its investment and affairs to ensure that it will be a "unit trust" and a "mutual fund trust" for purposes of the Tax Act.

10.3 Acknowledgements of the Trustee

10.3.1 In entering into this Declaration, the Trustee acknowledges that:

(a) it is duly incorporated and validly existing as a corporation pursuant to its governing legislation;

(b) it has the power and capacity to enter into this Declaration and to perform its duties hereunder;

(c) this Declaration has been duly authorized, executed and delivered by it and is a valid and binding obligation of it, enforceable against it in accordance with its terms; and

(d) for the purposes of the Tax Act, it is resident in Canada and is not resident in any other jurisdiction, other than a political subdivision of Canada.

10.4 General Powers and Duties

10.4.1 The Trustee, subject only to the specific limitations contained in this Declaration of Trust, shall have, without further or other authorization and free from any power of control on the part of the Unitholders, all of the powers of a natural person, including, without limitation, full, absolute, and exclusive power, control and authority over the Fund Property to the same extent as if the Trustee were the sole owner thereof in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Fund.

10.4.2 The investment powers and authorities contained herein are in addition to any powers or authorities conferred by the laws of any jurisdiction with respect to

investments permitted to trustees, and the Trustee may make such investments unless specifically prohibited by such laws.

10.4.3 The Trustee shall not be limited to the powers granted to trustees under the *Trustee Act* (Ontario).

10.4.4 In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granting of powers to the Trustee.

10.5 Specific Powers and Authorities

10.5.1 The enumeration of specific powers and authorities herein shall not be construed as limiting the general powers or authority or any other specific power or authority conferred on the Trustee in Section 10.4, or in any other section of this Declaration of Trust or by statute. Every discretion or power hereby conferred on the Trustee shall be an absolute and uncontracted discretion or power.

10.5.2 Subject only to the express limitations contained in this Declaration of Trust, the Prospectus and to applicable Securities Legislation, and in addition to any powers conferred by any other provision of this Declaration of Trust, the Trustee, without any action or consent by the Unitholders, shall have and may exercise at any time and from time to time the following powers which may or may not be exercised by it in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) To retain any and all moneys, securities, property, assets or investments received by the Trustee in the form in which they are conveyed, transferred or contributed and for such length of time as the Trustee in its discretion may consider advisable.

(b) To invest and reinvest any moneys from time to time forming part of the Fund Property in any securities, property, assets, investments or instruments, moveable or immovable, of whatsoever nature and situated anywhere in the world and whether producing income or not and whether involving liability or not which the Trustee in its discretion may consider advisable, including, for greater certainty, to write, purchase, hold, sell, exchange or swap derivatives and enter into derivative transactions of any kind, including without limitation, the Forward Contract, futures contracts and contracts under which the rights and/or liabilities of the parties are determined by reference to a financial and/or stock index, currency or other benchmark, securities, contracts or other instruments or strategies the value of which is based upon the market price, value or level of an index, or the market price or value of a security, commodity, economic indicator or financial instrument or benchmark, or the value of a specified account in which securities, commodity and/or derivative transactions and any combination of such transactions may be carried out or other similar financial instruments, or options on such contracts and instruments, whether or not such contracts, instruments or options are traded on an

exchange or any combination of the foregoing, notwithstanding that the securities, property, assets, investments or instruments may not be securities, property, assets, investments or instruments in which trustees are by law authorized to invest trust funds, to the intent that the Trustee shall have the same full and unrestricted powers of investing and reinvesting (including, for greater certainty using) securities, property, assets, investments and instruments in all respects as if the Trustee were the beneficial owner.

(c) To incur and pay out of the Fund Property any charges, expenses or disbursements which are, in the opinion of the Trustee, necessary or incidental to or desirable for the carrying out of any of the purposes of the Fund or conducting the undertaking of the Fund including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustee in connection with the Fund or of the Fund Property or upon or against the Fund Property or any part thereof.

(d) To deposit moneys of the Fund in banks, trust companies and other depositaries, including the Trustee and its Affiliates, whether or not such deposits will draw interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine.

(e) To borrow money (including the right to borrow from the Trustee, where not acting in its capacity as Trustee, or any of its Affiliates) other than to fund the acquisition of Fund Property, and to evidence the borrowing by executing and delivering negotiable or non-negotiable instruments; to guarantee, indemnify or act as surety with respect to the payment by, or performance of obligations of, any Person; to enter into other obligations on behalf of the Fund; and to assign, convey, transfer, negotiate, pledge, hypothecate, mortgage, charge, grant security interests in or encumber any or all of the Fund Property, including the pledge of any or all of the Fund Property as security for the Forward Contract, to secure any of the foregoing.

(f) To possess and exercise all the rights, powers and privileges appertaining to the ownership of or interest in all or any of the Fund Property, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and to exercise any conversion privileges, exchange subscription rights, warrants and/or other rights or options available in connection with any

securities or other property at any time held by the Fund and to make any payments incidental thereto.

(g) To endorse for collection cheques, drafts and other negotiable instruments.

(h) To engage, appoint, employ or contract with any Persons as agents, representatives, employees, independent contractors or otherwise (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or others) in one or more capacities; to delegate any of the powers, authorities and duties of the Trustee, (including the power of delegation) to any one or more of such Persons without regard to whether such power, authority or duty is normally granted or delegated to trustees; and, to pay compensation from the Fund Property (in accordance with the provisions of this Declaration of Trust) to such persons who are engaged or employed for services in as many capacities as such persons may be so engaged or employed.

(i) To collect, sue for and receive all sums of money due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by legal proceedings, arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Fund, the Fund Property or the business of the Fund, to enter into agreements therefore, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof.

(j) To renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Fund.

(k) To prescribe any instrument provided for or contemplated hereby; to make, adopt, amend or repeal regulations relating to the business of the Fund, the conduct of its affairs and the rights or powers of the Trustee and of the Unitholders not inconsistent with law or with this Declaration of Trust and to make any decisions or determinations not contrary to this Declaration of Trust which it may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Fund and any regulation, decisions, designations or determinations so made shall be conclusive and binding upon all Persons affected thereby.

(l) To cause legal title to any of the Fund Property to be held by and/or in the name of the Trustee, or, except as prohibited by law, by and/or in the name of the Fund or any other Person, on such terms, in such manner, with such powers in such Person, as the Trustee may determine, and with or without disclosure that the Fund or the Trustee

are interested therein provided, however, that should legal title to any of the Fund Property be held by and/or in the name of any Person other than the Trustee or CDS, the Trustee shall require such person to execute an agreement acknowledging that legal title to such assets is held in trust for the Trustee.

(m) To determine conclusively the allocation to capital, income or other appropriate accounts, of all receipts, expenses, disbursements and Fund Property.

(n) To make, execute, acknowledge and deliver any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing that it may deem necessary or proper for the accomplishment of any of the powers herein granted, whether for a term extending beyond the possible termination of the Fund or the term of office of the Trustee as trustee or for a lesser term.

(o) To purchase and pay for, out of the Fund Property, insurance contracts and policies insuring the Fund Property against any and all risks and insuring the Fund and/or the Trustee, officers of such Fund, employees or any Person who acts as an agent or nominee of the Fund or with whom such Fund has dealings, or the Unitholders of the Fund or any of them against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by such Persons or by reason of holding or having held Units of the Fund.

(p) To require the signature of any subscriber or Unitholder on any instrument required to be signed hereunder or in connection herewith to be verified or guaranteed by a bank or broker or other responsible Person or otherwise authenticated to the reasonable satisfaction of the Trustee.

(q) To retain any and all monies, securities, property, assets or investments received by the Trustee in the form in which they are conveyed, transferred or contributed.

(r) To issue Units of the Fund as set forth herein.

(s) To redeem Units of the Fund as set forth herein.

(t) To use cash at any time held by it or other Fund Property to settle the purchase, or other acquisition, of any securities, currencies or other property of a kind and permitted under this Declaration of Trust and to hold and retain the same in trust hereunder.

(u) To consent to, or otherwise participate in or dissent from, the reorganization, consolidation, amalgamation or merger of any

corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association, any of the securities of which may at any time be held by it, and to do any act with reference thereto, including the delegation of discretionary powers, the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions which it may deem necessary or advisable in connection therewith.

(v) To lend the Fund Property (including money and portfolio securities) whether on a secured or unsecured basis on such terms consistent with those set forth in the Prospectus.

(w) To sell, assign convey, transfer, negotiate, dispose of, pledge, hypothecate, mortgage, charge, grant security interests in or encumber any or all of the Fund Property for such consideration and upon such terms and conditions as the Trustee in its discretion considers advisable by deeds, trust deeds, assignments, bills of sale, transfers, security agreements and other instruments for any of such purposes.

(x) To do all such other acts and things as are incidental to the foregoing; to exercise all powers which are necessary or useful to carry on the undertaking of the Fund, to promote any of the purposes for which the Fund is formed or to carry out the provisions of this Declaration of Trust.

10.5.3 The exercise of any one or more of the foregoing powers or any combination thereof from time to time shall not be deemed to exhaust the rights of the Trustee to exercise such power or powers or combination of them thereafter from time to time.

10.6 The Trustee May Deal

10.6.1 The Trustee may from time to time in its discretion invest in, contract or deal with any Person including, without limitation, itself or any of its Affiliates whether on its own account or for the account of another (in a fiduciary capacity or otherwise) and, without limiting the generality of the foregoing, subject to applicable Securities Legislation, the Trustee may:

(a) purchase, hold, sell, invest in or otherwise deal with Units or securities or other property of the same class and nature as may be held by the Trustee as Fund Property, whether on the Trustee's own account or for the account of another (in a fiduciary capacity or otherwise);

(b) use in other capacities knowledge gained in its capacity as the trustee hereunder; provided that such use does not adversely affect the interest of the Fund and provided further that the Trustee may not make use of any specific confidential information that, if generally known, might be expected to affect materially the value of a Unit or Fund Property;

(c) invest the cash assets of the Fund from time to time on hand in the Fund with the Trustee or any of its Affiliates in such accounts as the Trustee in its discretion determines; and

(d) invest in the securities or other property of any Affiliate or any Person in which the Trustee or any Affiliate may be directly or indirectly interested, provided that the investment is for the benefit of the Fund and is on terms that compare favourably to the terms of the other investments available to the Fund.

without being liable to account therefore and without being in breach of the trusts established hereunder.

10.6.2 Notwithstanding the foregoing, the Trustee and any Affiliate, in respect of any Units held by them from time to time, and any director or officer of the Trustee or any Affiliate who holds Units, shall not be entitled to vote on any Extraordinary Resolution to be adopted by Unitholders.

10.7 Resignation of the Trustee

The Trustee may resign as trustee of the Fund upon 60 days' notice to Unitholders provided, however, that any such resignation will become effective only on the acceptance of appointment of a successor trustee by Unitholders given in accordance with Section 13.14. The Trustee may nominate a successor trustee for appointment but if, after the resignation of the Trustee, no successor has been appointed within 45 days, any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor trustee.

10.8 Appointment of the Trustee's Successor

10.8.1 Forthwith following the appointment of a successor trustee, the Trustee shall execute and deliver such documents as the Unitholders may require for the conveyance of any Fund Property held in the Trustee's name, and shall thereupon be discharged as trustee of the Fund.

10.8.2 Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party shall be the successor trustee under this Declaration of Trust without the execution of any instrument or any further act.

10.9 The Trustee's Successor

The right, title and interest of the Trustee in and to the Fund Property shall vest automatically in any person who may hereafter become trustee upon its due appointment by the Trustee, without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such right, title and interest shall vest in the successor trustee whether or not conveyancing documents have been executed and delivered in connection therewith.

10.10 The Trustee not to Account

The Trustee shall not be required to pass accounts in connection with the trust established by this Declaration of Trust.

ARTICLE 11. MANAGEMENT SERVICES

11.1 Management Services

Unless the Trustee determines that it shall itself act as Manager, the Trustee shall appoint or retain a Manager to manage the business and affairs of the Fund on such terms and conditions as the Trustee shall determine. Except as otherwise provided herein or as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to, among other things, administer and manage the day-to-day operations of the Fund, to act as agent for the Fund, to execute documents on behalf of the Fund and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in the Management Agreement, including the power to make all decisions regarding the business of the Fund and to further delegate administration of the Fund, where in the discretion of the Manager, it would be in the best interests of the Fund and the Unitholders to do so.

ARTICLE 12. STANDARD OF CARE, INDEMNIFICATION AND LIABILITY

12.1 Standard of Care

12.1.1 The Trustee shall exercise, and shall ensure that its directors, officers and employees and any Persons retained by the Trustee to discharge any of the Trustee's responsibilities to the Fund, exercise the powers and carry out the duties of its or their office or offices honestly, in good faith and in the best interests of the Fund and the Unitholders and in connection therewith shall exercise that degree of care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

12.1.2 Unless otherwise required by law, the Trustee shall not be required to give any bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder.

12.1.3 The Trustee in its capacity as trustee shall not be required to devote its entire time to the business and affairs of the Fund.

12.1.4 The Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Auditors, Counsel, solicitors, agents or other professional advisers of the Fund, and shall not be responsible or held liable for any loss or damage resulting from so relying or acting if the Trustee acted in good faith in relying thereon.

12.2 Indemnification of the Trustee

12.2.1 The Trustee, its consultants, agents and each of their respective directors, officers and employees (each an "Indemnified Party") shall at all times be indemnified and saved harmless out of the Fund Property from and against all claims whatsoever, including costs, charges and expenses in connection therewith, brought, commenced or prosecuted against it or them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its or their duties hereunder and also from and against all other costs, charges, and expenses which it or they sustain or incur in or about or in relation to the affairs of the Fund, including legal fees and an amount paid to settle an action or satisfy a judgment reasonably incurred by the Indemnified Party in connection with services provided by it to the Fund in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Party is a party.

12.2.2 For purposes of Section 12.2.; (i) the right of indemnification conferred thereby shall extend to any threatened action, suit or proceeding and the failure to institute it shall be deemed its final determination; (ii) advances may be made by the Trustee against costs, expenses and fees incurred in respect of the matter or matters as to which indemnification is claimed, provided that any advance shall be made only if the Trustee receives an opinion of Counsel to the effect that, on the basis of the facts known to such Counsel, the Indemnified Party seeking such advance will achieve substantial success and on the condition that Indemnified Party receiving such advance agrees to repay to the Trustee any amounts so advanced if the Fund does not receive, substantially concurrently with the termination of the matter or matters as to which such advances were made, an opinion of Counsel to the effect that such Indemnified Party is entitled to indemnification under Section 12.2. The foregoing right of indemnification shall not be exclusive of any other rights to which the Indemnified Party may be entitled as a matter of law or which may be lawfully granted to such Person and the provisions of this Section 12.2.2 are severable, and if any provisions hereof shall for any reason be determined invalid or ineffective, the remaining provisions of this Declaration relating to indemnification and reimbursement shall not be affected thereby. This indemnity shall survive the resignation or replacement of the Trustee.

12.2.3 Neither the Trustee nor any other Indemnified Party shall be liable to the Fund or to any Unitholder for any loss or damage relating to any matter regarding the Fund, including any loss or diminution in the value of the Fund or Fund Property.

12.2.4 Sections 12.2.1, 12.2.2 or 12.2.3 do not apply in any circumstance where there has been gross negligence, wilful default or dishonesty on the part of the Trustee its consultants, agents or where the Trustee , its consultants, agents have otherwise failed to act in compliance with Section 12.1.1 and, in the case of legal fees, judgments and amounts paid in settlement of any civil, criminal or administrative proceeding as contemplated by Section 12.2.1, Section 12.2.1 and Section 12.2.2 do not apply unless such fees, judgments and amounts were not incurred as a result of a breach of the standard of care described in Section 12.1.1 and the Fund has reasonable grounds to believe that the action or inaction that caused the payment of such fees, judgments and amounts paid in settlement was in the best interests of the Fund.

12.3 Liability of the Trustee

12.3.1 The Trustee shall not have liability, and no resort shall be had to its property, for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Fund but rather the Fund Property is intended to be liable and subject to levy or execution for such satisfaction.

12.3.2 The Trustee shall not be liable to the Fund or to any Unitholder or other person for any loss, damage or liability whatsoever, in tort, contract or otherwise, relating to any matter regarding the Fund, including any loss or diminution in value of the Fund Property arising from the exercise by the Trustee of any powers or authorities conferred in this Declaration of Trust. Further, the Trustee shall not be liable to the Fund or to any Unitholder or other person for the acts, omissions, receipts, neglects or defaults of any person employed or engaged by it as permitted hereunder, or for joining in any receipt, or for any loss or damage caused to the Fund through the insufficiency or deficiency of any security in or upon which any of the Fund Property shall be laid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom or which any of the Fund Property shall be lodged or deposited, or for any loss or damage occasioned by error in judgment or oversight on the part of the Trustee, or for any other loss, damage or misfortune which may happen in the execution by the Trustee of its duties hereunder. This Section 12.3.2 shall not apply if the loss or damage is as a result of the gross negligence, wilful misconduct or dishonesty on the part of the Trustee or its agents or where the Trustee or its agents have otherwise failed to act in compliance with Section 12.1.1.

12.3.3 The Trustee may, from time to time, engage in other activities similar to those to be performed by it for the Fund for its other clients. Except to the extent prohibited by applicable law, the Trustee is hereby expressly permitted (notwithstanding any liability which might otherwise be imposed by law or in equity upon the Trustee) to derive direct or indirect benefit, profit or advantage from time to time as a result of the relationships, matters, contracts, transactions, affiliations or other activities and interests permitted under this Section 12.3.3, and the Trustee shall not be liable in law or in equity to pay or account to the Fund or to any Unitholder for any such direct or indirect benefit, profit or advantage nor shall any such contract or transaction be void or voidable at the instance of the Fund or any Unitholder.

12.4 Liability of Unitholders

12.4.1 No Unitholder shall be held to have any personal liability as such, whatsoever, in tort, contract or otherwise, and no resort shall be had to his or her private property, for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Fund or of the Trustee or any obligation which a Unitholder would otherwise have to indemnify the Trustee for any liability incurred by the Trustee as trustee, but rather the Fund Property only is intended to be liable and subject to levy or execution for such satisfaction.

12.4.2 The Trustee shall cause the Fund to be operated, with the advice of Counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders for claims against the Fund.

12.5 Indemnification of Unitholders

Each Unitholder shall be indemnified by the Fund out of the Fund Property against all liabilities and expenses (including judgments, fines, penalties, amounts paid in settlement and Counsel fees) reasonably incurred in connection with any action, suit or proceeding to which any such person may be made a party by reason of being or having been such Unitholder. No Unitholder shall be indemnified pursuant to this Section 12.5 if such Unitholder is finally adjudged in said action, suit or proceeding liability for or guilty of wilful misconduct, bad faith, negligence or material breach or default of such Unitholder's duty of its office or for or in respect of the affairs of the Fund as Unitholder.

12.6 Further Limitation on Indemnification

Notwithstanding any other provisions of this Declaration of Trust, the Fund shall have no liability to reimburse any Person for transfer or other taxes or fees payable on the transfer of Units or any income or other taxes assessed against any Person by reason of ownership or disposition of Units, or for any losses suffered by reason of changes in the market value or Net Asset Value of the Fund.

12.7 No Waiver

Notwithstanding anything in this Article 12 nothing herein will act as a waiver of any rights which the Fund may have against the Trustee, its consultants and agents and each of their respective officers, directors and employees, by virtue of any Securities Legislation.

12.8 No Liability for Tax Obligations

None of the Fund or the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of any such Person consistent with the carrying out of any obligations or responsibilities imposed upon any such Person under the Tax Act.

12.9 Protection of the Trustee

Subject to Section 12.1, the Trustee shall:

(a) be fully protected in acting upon, and in accordance with the terms of, any instrument, certificate or other writing believed by the Trustee to be genuine and to be signed or presented by the proper person or persons; and

(b) be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements contained therein.

12.10 Availability of Funds

The obligation of the Trustee to commence or continue any act, action, suit or proceeding or to represent the Fund in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustee from the Fund Property to commence or continue

such act, action, suit or proceeding or to represent the Fund in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers unless it is given an indemnity and funding satisfactory to the Trustee , acting reasonably.

ARTICLE 13.
MEETINGS OF UNITHOLDERS

13.1 Meetings

The Trustee may, at any time, convene a meeting of the Unitholders of the Fund at such time and place as the Trustee may determine. The Trustee shall convene a meeting of Unitholders on receipt of a request in writing of Unitholders holding not less than 10% of Units then outstanding which request must specify the purpose or purposes for which such meeting is to be convened. The Trustee shall call a meeting of the Unitholders of the Fund in the circumstances contemplated by Section 13.14.

13.2 Notice of Meetings of Unitholders

Notice of meetings of Unitholders shall be given by the Trustee to each Unitholder not less than 21 nor more than 50 days before the meeting. Notice of any meeting of Unitholders shall state the time and place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, but it shall not be necessary for the notice to set out the terms of any resolution to be proposed at the meeting. A Unitholder or any other Person entitled to notice of a meeting of Unitholders may in any manner waive notice of the meeting. Attendance at a meeting of Unitholders shall constitute a waiver of notice unless the Unitholder or other Person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

13.3 Record Date for Notice of Meeting

The Trustee may fix in advance a time and date, preceding the date of any meeting of Unitholders by not less than 25 nor more than 50 days, as the record date for the determination of the Unitholders entitled to notice of the meeting. If no record date is fixed by the Trustee, the record date for notice shall be at the close of business on the second Business Day immediately preceding the day on which notice is given.

13.4 Quorum

13.4.1 At any meeting of Unitholders, two or more Unitholders present in person or by proxy representing not less than 5% of the Units outstanding shall constitute a quorum. If a quorum of Unitholders is not constituted within 30 minutes from the time fixed for holding any meeting of Unitholders, the meeting shall be adjourned by the chairman to a day not later than 14 days after the date of the meeting (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day). It is not necessary to give notice of the adjourned meeting, other than by an

announcement at the earlier meeting that is adjourned. The Unitholders present at any such adjourned meeting shall constitute a quorum. If a quorum is present at the opening of a meeting, the Unitholders may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

13.4.2 The chairman of any meeting at which a quorum of Unitholders is present may, with the consent of a majority of the Unitholders present in person or by proxy, adjourn any such meeting and no notice of any such adjournment need be given.

13.5 Chairman, Secretary, Scrutineers

Any officer of the Trustee shall be the chairman of any meeting of Unitholders. The chairman shall appoint some person, who need not be a Unitholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be Unitholders, may be appointed by the chairman.

13.6 Record Date for Voting

The Trustee may fix in advance a time and date as the record date for the determination of the Unitholders entitled to vote at the meeting. If a Record Date for Voting is fixed by the Trustee, such date shall be specified in the notice calling the meeting. If no Record Date for Voting is fixed by the Trustee, the Record Date for Voting shall be the close of business on the last Business Day before the meeting.

13.7 Voting

13.7.1 Holders of whole Units on the Record Date for Voting may attend and vote at all meetings of Unitholders either in person or by proxy. Any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of Unitholders.

13.7.2 Every question submitted to a meeting of Unitholders shall be decided in the first place by a majority of the votes cast on a show of hands unless a poll is demanded, in which case a poll shall be taken. At any such meeting, unless a poll is demanded, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. If a poll is demanded concerning the election of a chairman or an adjournment it shall be taken immediately upon request and, in any other case, it shall be taken at such time as the chairman of the meeting may direct. The poll shall be taken in such manner as the chairman may direct. The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question on which the poll has been demanded.

13.7.3 On a show of hands, every Person who is present and entitled to vote, whether as a Unitholder or as proxy, shall have one vote. On a poll, each Unitholder present in person or represented by a duly appointed proxy shall have one vote for each whole Unit held on the Record Date for Voting. If whole Units are held jointly by two or more Persons, any one of them present in person or by a proxy at the meeting may vote in the

absence of the other or others; but if more than one of them is present in person or by a proxy, they shall vote together with respect to the whole Units held jointly, provided that only one of them can vote on a show of hands, and, if they do not agree how to exercise any vote to which they are jointly entitled (including a vote on a show of hands), they shall for the purposes of the voting be deemed not to be present. The chairman of a meeting shall be entitled to vote in respect of Units held by the chairman or represented by the chairman by proxy. In the case of an equality of votes, the chairman shall not have a casting vote and the resolution shall be deemed to be defeated.

13.8 Proxies

13.8.1 Any Unitholder entitled to vote at a meeting of Unitholders may vote in person or by proxy. The instrument appointing a proxy must be in writing and either substantially in a form which may be approved by the Trustee, acting reasonably or as may be satisfactory to the chairman of the meeting at which it is sought to be exercised. The instrument of proxy must be executed by the Unitholder giving the proxy or his agent duly authorized in writing and, if given on behalf of joint holders, must be executed by all of them and may be revoked by any of them, and, if given by a Unitholder which is a body corporate, must be executed on its behalf by a Person duly authorized in writing. Any Person may be appointed a proxy, whether or not that Person is a Unitholder. The Trustee may solicit instruments of proxy from the Unitholders or any of them in respect of any matter requiring or permitting the Unitholders' vote or consent. An instrument of proxy shall be deposited with the chairman of the meeting before any vote is cast under its authority or at such earlier time and in such manner as the Trustee may prescribe from time to time.

13.8.2 An instrument of proxy executed in compliance with the foregoing shall be valid unless challenged at the time of or prior to its exercise and the Person challenging the instrument shall have the burden of proving, to the satisfaction of the chairman of the meeting at which the instrument is proposed to be used, that the instrument of proxy is invalid. Any decision of the chairman of the meeting in respect of the validity of an instrument of proxy shall be final and binding upon all Persons. An instrument of proxy shall be valid only at the meeting with respect to which it was solicited, or any adjournment thereof.

13.8.3 A vote cast in accordance with the terms of any proxy shall be valid notwithstanding the death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of the death, incapacity, insolvency, bankruptcy or revocation of the proxy has been received by the chairman of the meeting prior to the time the vote is cast.

13.9 Solicitation of Proxies

No Person shall solicit proxies in respect of a meeting of Unitholders unless the Person making the solicitation, concurrently with or prior thereto, delivers or sends an information circular to each Unitholder whose proxy is solicited. The terms "solicit" or "solicitation" shall have the meaning ascribed thereto in Part XIII of the CBCA. Subject to the provisions of this Declaration and any applicable law, the information circular required

hereunder shall conform, insofar as is applicable, to the form and content prescribed for information circulars by or pursuant to Securities Legislation.

13.10 Form of Proxy Solicitation

Where there is a solicitation of proxies (other than with respect to the exception set forth in Section 13.9 above):

(a) the form of proxy sent to a Unitholder by a Person soliciting proxies shall indicate in bold-faced type by whom the proxy is being solicited and the form of proxy or the information circular shall state the name, address and principal occupation or employment within the preceding five years of each Person soliciting proxies and shall disclose the beneficial ownership of Units of each such Person;

(b) the form of proxy shall provide means whereby the Unitholder whose proxy is solicited is afforded an opportunity to specify that his or her votes shall be cast by the nominees in favour of or against, in accordance with such Unitholder's choice, each matter or group of related matters identified therein or in the information circular as intended to be acted upon;

(c) no proxy shall confer authority to vote at any meeting other than the meeting specified in the notice of meeting or any adjournment thereof;

(d) the information circular or form of proxy shall state that the votes represented by the proxy shall be cast and that, where the Unitholder whose proxy is solicited specified a choice with respect to any matter to be acted upon pursuant to subsection (b) above, the votes shall be cast in accordance with the specifications so made; and

(e) the information circular or form of proxy shall indicate in bold-faced type that the Unitholder has the right to appoint a person, who need not be a Unitholder, to attend and act for him or her and on his or her behalf at the meeting other than the person, if any, designated in the form of proxy, and shall contain instructions as to the manner in which the Unitholder may exercise such right.

13.11 Personal Representatives

If a Unitholder is deceased, his or her personal representative, upon filing with the secretary of the meeting such proof of his appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of Unitholders as the Unitholder would have been entitled to exercise if he or she were living and for the purpose of the meeting shall be considered to be a Unitholder.

13.12 Attendance by Others

Any officer or director of the Trustee, representative of the Auditors of the Fund and other individual approved by the Trustee may attend and speak at any meeting of Unitholders.

13.13 Conduct of Meetings

To the extent that the rules and procedures for the conduct of a meeting of Unitholders are not prescribed herein, the rules and procedures shall be reasonable rules and procedures as are determined by the chairman of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting.

13.14 Matters on which Unitholders may Vote

13.14.1 None of the following shall occur unless duly approved by at least 50% of Unitholders present in person or by proxy at a meeting of Unitholders which has been duly called and held for that purpose and shall include:

13.14.1.1 the amendment of any provision of this Declaration of Trust (other than amendments contemplated by Sections 13.14.2, 13.14.3 or 15.1) which shall be deemed to include changing the Fund from a trust to another form of issuer, changing the liability of any Unitholder, and changing the right of any Unitholder to vote at any meeting;

13.14.1.2 the removal or replacement of the Auditors;

13.14.1.3 the appointment of an inspector to investigate and report on the performance by the Trustee of its duties with respect to the Fund;

13.14.1.4 the reorganization with, or transfer of assets to, another issuer, if the Fund ceases to continue after the reorganization or the transfer of assets, and the transaction results in the Unitholders becoming securityholders in the other issuer; and

13.14.1.5 the reorganization with, or the acquisition of assets from, another issuer, if the Fund ceases to continue after the reorganization or the acquisition of assets, or the transaction results in the securityholders of the other issuer becoming Unitholders in the Fund and the transaction would be a significant change to the Fund.

13.14.2 None of the following shall occur unless duly approved by at least 66 2/3% of the Unitholders present in person or by proxy at a meeting of Unitholders which has been duly called and held for that purpose:

13.14.2.1 the sale of all of substantially all of the assets of the Fund other than in the ordinary course;

13.14.2.2 other than as contemplated by Section 15.2.2, the liquidation, dissolution or termination of the Fund (except on the Termination Date);

13.14.2.3 in the event that S&P ceases to calculate the Index, a proposal by the Trustee to change the investment objectives of the Fund contemplated in Section 10.1 to replicate the return of an alternative index;

13.14.2.4 a change to the investment objectives of the Fund contemplated in Section 10.1 or the investment restrictions contemplated in Section 10.2, unless such changes are necessary to ensure compliance with applicable laws, regulations or other requirements imposed by the Securities Authorities from time to time;

13.14.2.5 a determination by the Trustee , at its option (other than to fund monthly distributions, redemptions, purchases of Units or Expenses or in circumstances in which no substitute counterparty arrangement is available or in certain other circumstances), to settle or terminate the Forward Contract in whole or in part;

13.14.2.6 any increase in the fees paid to the Trustee for its services as trustee;

13.14.2.7 the acceptance of appointment of a successor trustee as contemplated by Section 10.7 upon the resignation of the Trustee as trustee;

13.14.2.8 any amendment, modification or variation in the provisions or rights attaching to the Units except amendments increasing the permitted frequency of redemptions;

13.14.2.9 any issue of Units for net proceeds per Unit less than the Net Asset Value per Unit most recently calculated prior to the date of the setting of the subscription price by the Fund;

13.14.2.10 any change in the frequency of calculating Net Asset Value per Unit to less often than daily;

13.14.2.11 any extension of the Fund beyond the Termination Date; and

13.14.2.12 any other matter in respect of which applicable Securities Legislation would require a Unitholder vote to be held.

13.14.3 No amendment shall be made to this Declaration which would have the effect of reducing the interest in the Fund of a Unitholder unless all Unitholders consent thereto.

13.14.4 No amendment shall be made to this Declaration which would have the effect of reducing the fees payable to the Trustee for its services as trustee unless the Trustee, in its sole discretion, consents thereto.

13.15 **Binding Effect of Resolutions**

Every resolution passed at a meeting in accordance with the provisions of this Article 13 shall be binding upon all the Unitholders, whether present at or absent from the meeting.

13.16 **Minutes of Meetings**

Minutes of meetings of the Fund will be made by the secretary of the meeting and duly entered in minute books. Any such minutes signed by the chairman of the meeting will be conclusive evidence of the matters therein stated, and until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed thereat to have been duly passed.

13.17 **Signed Instruments**

Any action which may be taken or any powers which may be exercised by the Unitholders at a meeting may also be taken and exercised by a resolution in writing signed by Unitholders of the Fund who hold not less than 66 2/3% of the Units. Notice of any written resolution passed in accordance with this section shall be given by the Trustee to the Unitholders of the Fund within 30 days of the date on which the resolution was passed.

ARTICLE 14.
FINANCIAL AND REPORTING MATTERS

14.1 **Fund Auditors**

The first Auditors of the Fund shall be PricewaterhouseCoopers LLP. If at any time a vacancy occurs in the position of auditors of the Fund, the Trustee shall appoint a firm of chartered accountants qualified to practice in the Province of Ontario to act as the Auditors of the Fund. The Auditors of the Fund shall make a report to the Unitholders on the annual financial statements of the Fund and fulfil such other responsibilities as they may properly be called upon to assume. The Auditors shall have reasonable access during regular business hours to all records relating to the affairs of the Fund, including the relevant records of the Trustee and any agents or sub-custodians. The Auditors' remuneration shall be fixed by the Trustee from time to time.

14.2 **Fiscal Year End**

The first fiscal year of the Fund shall end on December 31 of the year in which this Declaration of Trust is executed, and thereafter each fiscal year of the Fund shall end on December 31 of such year.

14.3 **Reports to Unitholders and Statements of Units Held**

The Trustee shall at least annually and at such other times as a Unitholder may request, provide the Unitholders with information which may be required by them in connection with their obligations under the Tax Act or other applicable laws. The Trustee shall send annual and interim financial statements of the Fund to Unitholders as required by any applicable Securities Legislation. The Trustee may send Unitholders such other more frequent reports regarding the Fund as it considers desirable.

ARTICLE 15.
AMENDMENTS AND TERMINATION OF THE FUND

15.1 Amendments

15.1.1 The Trustee may, without the consent of, or notice to Unitholders, amend this Declaration of Trust to:

15.1.1.1 make any changes or corrections which Counsel to the Fund advises are necessary or desirable for the correction of typographical mistakes or are required for the purpose of curing any ambiguity or defective or inconsistent provisions or omissions or manifest error; or

15.1.1.2 to amend the existing provisions or add provisions, provided that such amendments or additions are:

(a) for the purpose of curing an ambiguity in this Declaration of Trust;

(b) for the purpose of supplementing any provision which may be defective or inconsistent with another provision;

(c) for the purpose of complying with or removing any conflicts or any inconsistencies which may exist between any of the terms of this Declaration of Trust and any provisions of any applicable law, regulation, order, restriction or policy, now or hereafter in force, of the Securities Authorities or any other government body having jurisdiction over the Fund;

(d) for the purpose of making any change or correction in this Declaration of Trust which is necessary or desirable for the purpose of bringing this Declaration of Trust into conformity with current practice or curing or correcting any administrative difficulty; or

(e) to provide added protection to Unitholders upon the advice of Counsel to the Fund.

15.1.2 Such amendments may be made only if they do not in the opinion of the Trustee adversely affect the pecuniary value of the interest of the Unitholders or materially adversely affect the interests of any Unitholder.

15.1.3 The Trustee is authorized to execute any Supplemental Declaration of Trust to give effect to amendments hereto made pursuant to Section 15.1.1 and 13.14.

15.1.4 Any amendments made by the Trustee without the consent of the Unitholders shall be disclosed in the next regularly scheduled report to Unitholders.

15.2 Termination

15.2.1 The Fund shall terminate on the Termination Date unless terminated earlier in accordance with Section 13.14 or unless Unitholders determine to terminate the Fund

prior to the Termination Date or to continue the Fund beyond the Termination Date by Extraordinary Resolution at a meeting called for such purpose.

15.2.2 Notwithstanding Section 15.2.1. or any other provision hereof, the Trustee may, in its discretion, terminate the Fund without the approval of Unitholders if, in its opinion, it would be in the best interests of the Unitholders. If a decision is made to effect such an early termination, the Trustee will provide notice to Unitholders and issue a press release at least 30 days and no more than 60 days in advance thereof.

15.2.3 As and from the date of termination of the Fund so fixed by the Trustee the rights of Unitholders with respect to the redemption of Units shall cease.

15.3 Extension of Fund Beyond Termination Date with the Consent of Unitholders

15.3.1 Not less than six months nor more than twelve months prior to the Termination Date, the Trustee, may present a proposal to the Unitholders providing for a deferral of the termination of the Fund to a date that is later than the Termination Date. Such proposal may include, without limitation, a proposal (i) to continue the Fund beyond the Termination Date or (ii) to exchange the Units for units in one or more mutual funds or closed-end investment funds on or after the Termination Date.

15.3.2 In the event that a proposal to continue the Fund beyond the Termination Date is approved, the termination of the Fund shall be deferred until that later specified date. In the event of the approval of any proposal under this Section 15.3, any dissenting Unitholder may require the Trustee to redeem all (but not less than all) of his or her Units on the Termination Date at a price per Unit equal to the Redemption Amount on the Termination Date.

15.4 Termination Procedure

15.4.1 Upon the termination of the Fund (whether on the Termination Date or on such other date as may be determined in accordance with Section 13.14, 15.2 or 15.3), the affairs of the Fund shall be wound up, and all Fund Property remaining after paying or providing for all liabilities and obligations of the Fund shall be distributed rateably among the Unitholders as soon as practicable after the Termination Date. In the event that liquidation of certain securities is not possible, or in the opinion of the Trustee, is not advisable, prior to the date of termination of the Fund such securities will be distributed to the Unitholders *in specie*, subject to compliance with any Securities Legislation or other laws applicable to such distributions.

15.4.2 If, after a period of six months from the date of termination of the Fund, any Unitholder as shown on the Register cannot be located, such Unitholder's share of the Fund Property shall be deposited in an account in a chartered bank or similar institution in Canada in the name of such Unitholder and the Fund and the Trustee and any representative thereof (including any Custodian or sub-custodian of assets of the Fund) shall thereupon be released from any and all further liability with respect to such property and thereafter the Unitholder shall have no rights as against the Fund and the

Trustee or any representative thereof (including any Custodian or sub-custodian of the assets of the Fund) in respect of such property or an accounting therefore.

15.4.3 Such final distribution shall only be made against delivery to the Trustee of such form of release as the Trustee shall in its sole discretion require.

ARTICLE 16.
GENERAL

16.1 Execution of Instruments

The Trustee shall have authority to sign on behalf of the Fund all instruments and any instruments so signed shall be binding upon the Fund without any further authorization or formality. The Trustee shall have power from time to time to appoint any Person on behalf of the Fund either to sign instruments generally or to sign specific instruments.

16.2 Notice to Unitholders

16.2.1 Any notice to Unitholders generally, required or permitted to be given under this Declaration of Trust, shall be given at the expense of the Fund by letter or circular sent through the ordinary post addressed to each Unitholder at his address appearing in the Register.

16.2.2 If there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada.

16.2.3 If in the circumstances described in Section 16.2.2 there is no newspaper having national circulation, notice may be given by publishing once in a newspaper in Toronto.

16.2.4 Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, on the day such notice is published in the designated newspaper.

16.2.5 The failure by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for in this Declaration of Trust shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Person failing to give such notice shall not be liable to any Unitholder for any such failure.

16.2.6 Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

16.2.7 Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article 16 shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been duly served and such service shall be deemed sufficient service on all Persons interested in the Units concerned.

16.3 Other Notice

16.3.1 Any notice, direction or other communication required or permitted to be sent or given under this Declaration of Trust, other than under Section 16.2, shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery.

16.3.2 Any such notice, direction or other communication, under Section 16.2.1,

(a) if sent by facsimile or other means of electronic communication, shall be deemed to have been sent and received on the day it is sent, if such day is a Trading Day and it is sent before the close of trading on such day, or on the next Trading Day, if such day is not a Trading Day or it is sent after the close of trading on such day, or

(b) if delivered by hand shall be deemed to have been sent and received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee on the day it is delivered if such day is a Trading Day and it is delivered before the close of trading on such day or on the next Trading Day if such day is not a Trading Day or it is delivered after the close of trading on such day.

16.3.3 The sender and receiver of a notice, direction or other communication referred to in Section 16.3.1 may agree to treat the notice, direction or other communication as having been sent and received on a particular day notwithstanding that it was sent or received early or late and where there is such agreement, the notice, direction or other communication shall be conclusively deemed to have been sent and received on the agreed day.

16.3.4 Notice of change of address shall also be governed by this section.

16.3.5 Notices, directions and other communications if to the Trustee shall be addressed as follows:

Brompton Funds Management Limited
Bay Wellington Tower
181 Bay Street
P.O. Box 793, Suite 2930
Toronto, Ontario, M5J 2T3

Attention: Chief Financial Officer

16.4 Notices Required by Law

16.4.1 Where the Securities Legislation or other laws or rules applicable to the Fund require the filing of a press release or notice, the Trustee shall be responsible for making such filing on behalf of the Fund.

16.4.2 Any costs associated with a filing contemplated by Section 16.4.1 shall be borne by the Fund.

16.5 Custodianship of Fund Property

The Trustee may register the securities or other Fund Property in its own name or in the names of nominees, including any depository for securities, or may hold securities in bearer form. The Trustee is hereby expressly empowered to keep the same, wholly or partly, at its offices or the offices of any Custodian or subcustodian appointed by or on behalf of the Trustee on behalf of the Fund on such terms as the Trustee authorizes so long as records are kept or required to be kept to identify the Fund Property as part of the Fund.

16.6 The Trustee May Hold Units

Except as otherwise provided herein, the Trustee or any Affiliate of the Trustee may be a Unitholder and exercise the rights and powers of a Unitholder.

16.7 Consolidations and Restatements

The Trustee may prepare consolidated copies or restatements of this Declaration of Trust and may certify the same to be a true consolidated copy or restatement of the Declaration of Trust.

16.8 Reliance upon the Trustee

Any Person dealing with the Fund in respect of any matters pertaining to the Fund Property and any right, title or interest therein or to the Fund shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustee as to the capacity, power and authority of the Trustee or any other Person to act for and on behalf and in the name of the Fund. No Person dealing with the Trustee shall be bound to see to the application of any funds or property passing into the hands or control of the Trustee. The receipt of the Trustee, as trustee of the Fund, for moneys or other consideration shall be binding upon the Fund.

16.9 Publication of Amounts

The Fund will make available to the Canadian financial press for publication on at least a weekly basis the Net Asset Value per Unit.

IN WITNESS WHEREOF this Amended and Restated Declaration of Trust has been executed and shall be effective as and from the date first above written.

BROMPTON FUNDS MANAGEMENT LIMITED trustee from and after 5:30 p.m. (Toronto time) on October 27, 2006

By: ______________________
Mark A. Caranci
President

By: ______________________
Moyra E. MacKay
Vice-President & Secretary

BARCLAYS GLOBAL INVESTORS CANADA LIMITED trustee from inception up to 5:30 p.m. (Toronto time) on October 27, 2006, subject to the provisions of the declaration of trust of the Fund from time to time

By: ______________________

By: ______________________

IN WITNESS WHEREOF this Amended and Restated Declaration of Trust has been executed and shall be effective as and from the date first above written.

BROMPTON FUNDS MANAGEMENT LIMITED trustee from and after 5:30 p.m. (Toronto time) on October 27, 2006

By: ______________________________

Mark A. Caranci

President

By: ______________________________

Moyra E. MacKay

Vice-President & Secretary

BARCLAYS GLOBAL INVESTORS CANADA LIMITED trustee from inception up to 5:30 p.m. (Toronto time) on October 27, 2006, subject to the provisions of the declaration of trust of the Fund from time to time

By: ______________________________

Warren V. Collier
Chief Operating Officer,
Head of Legal and
Corporate Secretary

By: ______________________________

Rajiv R. Silgardo
Managing Director
Chief Executive Officer

SCHEDULE 1.1.30

REDEMPTION REQUEST

Date:__________________

TO: Brompton Funds Management Limited ("Brompton")
Attention: Chief Financial Officer

Fax:__________________________________

AND TO: The Canadian Depository for Securities Limited ("CDS")

FROM: ___________________________________ (the "CDS Participant")

Attention: _______________________

Telephone No.: _______________________

Re: BG Advantaged S&P®/TSX® Income Trust Index Fund Units ("Units") — Redemption Request

The CDS Participant requests redemption of _________ Units.

This is a Redemption Request under the Amended and Restated Declaration of Trust made as of October 27, 2006 by Brompton.

The CDS Participant instructs CDS to decrease its ledger position of FINS # _____________ by _______________Units (CUSIP # 08861A108) on ________________ .
(settlement date)

____
(Authorized BBS Signature of CDS Participant)

AMENDMENT TO THE DECLARATION OF TRUST OF EACH FUND LISTED ON SCHEDULE "A" HERETO

THIS AMENDMENT is made as of the 6th day of November, 2006.

WHEREAS each fund listed on Schedule "A" hereto (each a "Fund" and, collectively, the "Funds") was created by a declaration of trust, as amended from time to time (each a "Declaration of Trust");

AND WHEREAS the Trustee has determined that the amendments set forth as Sections 1 and 2 below will provide added protection to unitholders of each Fund ("Unitholders") and has received the advice of legal counsel in support of this determination;

AND WHEREAS the Trustee proposes to amend each Declaration of Trust in accordance with the authority given to the Trustee under Section 15.1.1.2(f) (or the equivalent Section) of each Declaration of Trust;

AND WHEREAS counsel to BG Advantaged Corporate Bond Fund ("BAC") has advised the Trustee that the amendment set forth as Section 3 below is required to cure an ambiguous or defective or inconsistent provision in the Declaration of Trust of BAC;

AND WHEREAS the Trustee proposes to amend the Declaration of Trust of BAC in accordance with the authority given to the Trustee under Section 15.1.1.1 of the BAC Declaration of Trust;

NOW THEREFORE THIS AMENDMENT OF DECLARATION OF TRUST WITNESSETH THAT the Trustee declares and agrees as follows:

1. Each Declaration of Trust, except the Declaration of Trust of BG Income + Growth Split Trust ("BDS"), is amended by adding the following as a new Section 4.1.9: "By causing a CDS Participant to deliver to CDS a Redemption Request, an owner shall be deemed to have irrevocably surrendered his Units for redemption and appointed such CDS Participant to act as his exclusive settlement agent with respect to the exercise of the redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise, provided that the Trustee may from time to time prior to the Redemption Date permit the withdrawal of a Redemption Request on such terms and conditions as the Trustee may determine, in its sole discretion, provided that such withdrawal will not adversely affect the Fund. Any expense associated with the preparation and delivery of the Redemption Request will be for the account of the beneficial holder exercising the redemption privilege."

2. The BDS Declaration of Trust is amended by adding the following as a new Section 4.1.10: "By causing a CDS Participant to deliver to CDS a Redemption Request, an owner shall be deemed to have irrevocably surrendered his Capital Units and/or Combined Securities for redemption and/or repayment and appointed such CDS Participant to act as his exclusive settlement agent with respect to the exercise of the redemption privilege and the receipt of payment in connection with the settlement of

obligations arising from such exercise, provided that the Trustee may from time to time prior to the Redemption Date permit the withdrawal of a Redemption Request on such terms and conditions as the Trustee may determine, in its sole discretion, provided that such withdrawal will not adversely affect the Trust. Any expense associated with the preparation and delivery of the Redemption Request will be for the account of the beneficial holder exercising the redemption privilege."

3. The BAC Declaration of Trust, is amended by replacing Section 13.14.2.3 with the following: "in the event that Goldman Sachs or a successor provider ceases to calculate the GS $ InvesTop™ Index and/or the GS $ HYTop™ Index, or such other names by which such indexes may be known, the implementation of a proposal by the Trustee to change the investment objectives of the Fund contemplated in Section 10.1 to provide exposure to the return of an alternative index or a portfolio determined by the Trustee applying criteria similar to those used by Goldman Sachs or a successor provider in formulating the GS $ InvesTop™ Index and/or the GS $ HYTop™ Index, or such other names by which such indexes may be known, as applicable;"

4. In all other respects, each Declaration of Trust remains unamended and in full force and affect.

5. Terms used herein without definition have the meanings ascribed to them in each Declaration of Trust.

6. This amendment to each Declaration of Trust shall be subject to and construed according to the laws of the Province of Ontario.

IN WITNESS WHEREOF the undersigned has executed these presents as of the day and year first above written.

THE FUNDS LISTED ON SCHEDULE "A" HERETO, BY ITS TRUSTEE BROMPTON FUNDS MANAGEMENT LIMITED

By: ***"Mark A. Caranci"***

Name: Mark A. Caranci

Title: President

By: ***"Moyra E. MacKay"***

Name: Moyra E. MacKay

Title: Corporate Secretary

SCHEDULE "A"

BG Advantaged S&P®/TSX® Income Trust Index Fund
BG Advantaged Equal Weighted Income Fund
BG Advantaged Corporate Bond Fund
BG Income + Growth Split Trust
BG Top 100 Equal Weighted Income Fund


BG
ADVANTAGED
S&P®/TSX®
INCOME TRUST
INDEX FUND

BG ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND DECLARES DISTRIBUTION

Toronto, November 21, 2006 (TSX: BAI.UN) – BG Advantaged S&P®/TSX® Income Trust Index Fund is pleased to announce that a distribution in the amount of $0.0956 per unit will be paid on December 15, 2006 to unitholders of record at the close of business on November 30, 2006.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

Commissions, trailing commissions, management fees and expenses all may be associated with investment funds. Please read the fund's publicly filed documents which are available from SEDAR at www.sedar.com. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.


BROMPTON
FUNDS


BG
ADVANTAGED
S&P®/TSX®
INCOME TRUST
INDEX FUND

BG ADVANTAGED S&P®/TSX® INCOME TRUST INDEX FUND DECLARES DISTRIBUTION

Toronto, December 18, 2006 (TSX: BAI.UN) – BG Advantaged S&P®/TSX® Income Trust Index Fund is pleased to announce that a distribution in the amount of $0.0933 per unit will be paid on January 15, 2007 to unitholders of record at the close of business on December 29, 2006.

For additional information, including the Fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

Commissions, trailing commissions, management fees and expenses all may be associated with investment funds. Please read the fund's publicly filed documents which are available from SEDAR at www.sedar.com. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.


BROMPTON
FUNDS



BROMPTON FUNDS DECLARE DISTRIBUTIONS

Toronto, January 22, 2007 (TSX: BAC.UN, BAE.UN, BAI.UN, BTH.UN, BDS.UN, BDS.PR.A) – Brompton Funds announces distributions for record dates in January to March 2007 for each of the following funds.

Fund Name	Ticker	Amount
BG Advantaged Corporate Bond Fund	BAC.UN	$ 0.0370
BG Advantaged Equal Weighted Income Fund	BAE.UN	$ 0.0801
BG Advantaged S&P®/TSX® Income Trust Index Fund	BAI.UN	$ 0.0935
BG Top 100 Equal Weighted Income Fund	BTH.UN	$ 0.0775
BG Income + Growth Split Trust	BDS.UN	$ 0.0710

Record Dates and Payment Dates are as follows:

Record Date	Payment Date
January 31, 2007	February 15, 2007
February 28, 2007	March 15, 2007
March 30, 2007	April 16, 2007

In addition, Brompton Funds announces a distribution in the amount of $0.15 per share payable to holders of BG Income + Growth Split Trust Preferred Shares (BDS.PR.A) on February 15, 2007 to holders of record at the close of business on February 6, 2007.

For additional information, including each fund's portfolio, please visit our website at www.bromptongroup.com.

David E. Roode
Senior Vice President
Brompton Funds Management Limited
(416) 642-6008

BROMPTON
FUNDS



VALUE | INTEGRITY | PERFORMANCE

2006 YEAR IN REVIEW


VALUE

Brompton delivers value by providing high-quality products to investors at low cost.

Brompton's products are carefully structured with innovative features that ensure the right [illegible]. A commitment to fair investor terms, including annual redemption rights, meaningful issuer bids and a prohibition against dilutive equity offerings, ensures that investors receive the value that is built into every Brompton fund. This approach is reinforced by Brompton funds' low management fees and carefully controlled issue costs and annual expenses.

INTEGRITY

Brompton adheres to the highest standards of business practice to ensure the best interests of its investors are protected.

Brompton provides independent oversight for each fund and has adopted the recommended guidelines for corporate governance. Brompton incorporates provisions into each of its funds that protect the rights of its investors.

PERFORMANCE

The necessary ingredients for excellent performance are well structured products, proven portfolio managers and low costs. The Brompton funds have all of these ingredients and, as a result, have performed well since inception.

Through a disciplined commitment to excellence, Brompton has grown its assets under management to over $3.5 billion in the past five years, establishing a solid foundation that will continue to deliver strong financial returns to its investors and clients. Brompton's success has been achieved by offering financial products to the public which combine excellent value, integrity and superior performance. Brompton's management and directors are a well respected group of accomplished business leaders who maintain the highest levels of corporate governance. The extensive experience, track record and integrity of its people are Brompton's most valuable assets.

THE FOUNDATION FOR

EXCELLENCE

Value. Integrity and Performance are the cornerstones of Brompton Funds and our guiding principles for fund design and day to day management. These principles are the foundations for investment management success.

Brompton is pleased to provide this "Year in Review" for 2006.
We are sure you will find this report both timely and informative.

2006 was a busy year for Brompton Funds. While it was a difficult market for closed-end funds, Brompton continued to be a leading issuer of structured products. Brompton gathered $1.3 billion in assets in 2006 from new fund issuance, a successful rights offering and the assumption of the management of Barclays' closed-end funds. Our total assets under management at year-end were $3.5 billion. Brompton currently manages 20 closed-end funds with a variety of investment mandates, including fixed income, equity and income trusts.

Our growth is due to unitholders embracing Brompton's investment philosophy of offering high-quality products at low fees with a focus on strong corporate governance. We would like to welcome all our new unitholders and thank our existing unitholders for their continued support.

A Year in Review:

Brompton Funds Selected to Manage BARCLAYS*funds* Closed-End Funds

On October 11, 2006 at a special meeting of unitholders, BARCLAYS*funds* unitholders approved the transfer of trusteeship and management of those funds to Brompton. Barclays Canada's decision to select Brompton Funds as manager and trustee was largely due to Brompton's reputation, commitment to fair investor terms and focus on providing high-quality investments at low cost. The transfer was seamless to unitholders with no tax implications. All five fund names were changed in October 2006 from "Barclays" to "BG" as a result of the change in management.

New Issues

In December 2005, income trusts were officially included in the S&P/TSX Composite Index, the main Canadian equity benchmark used by institutional investors. Shortly thereafter, in February 2006, **Brompton *Advantaged* Tracker Fund** (ATF.UN) completed its IPO, raising $111 million. The fund invests on an equally weighted basis in all those income trusts included in the index that pay a current distribution. Brompton *Advantaged* Tracker Fund was designed for taxable Canadian investors seeking a diversified investment in high-quality, large-cap income trusts. The fund is structured so that all of its distributions to unitholders should qualify as a tax-deferred "return of capital" over the life of the fund.

In May 2006, Brompton launched **Brompton Top 50 Compound Growth Fund** (CGF.UN) – a diversified investment in the top 50 income trusts based on yield included in the S&P/TSX Composite Index. The fund was designed for investors seeking the benefits of compounding on a tax-deferred basis. The fund reinvests the high level of distributions it receives from the underlying income trusts in additional units of those income trusts. The fund is structured to be beneficial for foreign investors as its structure and strategy result in the elimination of withholding tax on distributions received by the fund. The fund is well-suited for taxable investors seeking growth. Brompton Top 50 Compound Growth Fund raised $82.5 million.

Brompton felt that the short-term downturn during the spring and summer in Canadian financial equities represented a significant buying opportunity. As a result, in September 2006, **Life & Banc Split Corp.** (LBS and LBS.PR.A) was brought to market and the fund commenced operations in October 2006. Life & Banc Split Corp. was Brompton's third equity-based split share offering and one of the largest closed-end fund offerings of the year, raising $300 million. The fund invests on an equally weighted basis in the common shares of the "Big Six" Canadian chartered banks and the four largest Canadian life insurance companies. Since inception to year-end 2006, the Class A shares experienced greater than 14% growth in net asset value and the fund met all distribution commitments to shareholders.

Brompton also completed a rights offering for **Brompton Split Banc Corp.** on April 12, 2006, raising an additional $51.6 million, which provided unitholders with the benefits of a reduced management expense ratio and additional liquidity. This rights offering was offered at a price greater than net asset value to ensure that it was not dilutive to unitholders.

Brompton Initiatives

Over the course of the year, Brompton began a number of initiatives to reduce costs and provide greater value for unitholders. Brompton started a securities lending program on a number of funds, which has provided incremental revenue to the funds. Brompton replaced the equity forward contract in place on **Brompton *Advantaged* Equal Weight Oil & Gas Income Fund** with a prepaid forward contract that provides the same benefit of converting all distributions from the underlying income trusts to return of capital or capital gains, but at less than half the cost. The benefit of replacing this contract will be reflected in a significantly lower management expense ratio for this fund in 2007. Brompton is considering replacing equity forward contracts currently in place on other funds in 2007 where it deems that it is appropriate to do so. Brompton continues to update and improve its website to provide more relevant and *timely* information for investors, including from time to time an investment suggestions section. We encourage our investors to visit our website at www.bromptongroup.com.

(delivering) VALUE

Strong Year for Equities

The S&P/TSX Composite Index continued to be one of the top performing equity markets in the G7, providing a total return of 17% in 2006. All of Brompton's equity funds had excellent performance. In particular, Brompton Equity Split Corp.'s Class A shares outperformed the index returning over 22% in 2006. The Class A shares outperformed the S&P/TSX Composite Index by 5% due to the highly successful, disciplined quantitative investment approach of the portfolio manager, Highstreet Asset Management, and the benefits of leverage. Brompton Split Banc Corp.'s Class A shares also achieved excellent performance and outperformed the Canadian Capped Financials Index by 10%. The Class A shares provided a 28% total return vs. 18% of the index, due primarily to its equal weight approach and the benefits of leverage.

Positive Year for Fixed Income

Yield curves moved from flat positions to inversion in the United States and Canada throughout the year as central banks tempered the risk of inflation through progressive hikes in short-term interest rates. The Bank of Canada raised the overnight rate four times, from 3.25% to 4.25%, during the course of the year. The United States continued its rate hike cycle with four increases during the first half of the year while holding the Fed Funds rate constant for the balance of the year. Typically, higher short-term rates result in higher yields on long-term debt and a corresponding decrease in bond values. This was not the case in the United States as the yield on the US 30-year treasury bond remained essentially flat, increasing only modestly over the year, although there was a sharp rise in long-term rates at the beginning of the year followed by a slow decline. In Canada, interest rates on long-term Government of Canada bonds also remained essentially flat, increasing from 4.02% to 4.14% during 2006.

Notwithstanding this somewhat volatile and trying year for fixed income products, all of Brompton's funds provided positive returns for investors. In particular, the Brompton fixed-income funds managed by Flaherty & Crumrine Incorporated, FAC.UN and FFI.UN, performed quite well. The two funds provided 6.1% and 6.0% total returns, respectively. These results were in line with the composite of Lipper Domestic US Investment Grade Funds, which returned 5.9%, and were higher than the 4.4% return on the Scotia Capital Universe Bond Index (Corporate).

Tough Year for Income Trusts

Over the first ten months of 2006, income trusts offered modest returns for investors with the S&P/TSX Income Trust Index posting a positive return of 6.3% and the S&P/TSX Energy Trust Index providing a 7.5% total return. However, on October 31, 2006, this situation changed drastically when the Federal Minister of Finance announced a new tax on public income trusts. This announcement represented a complete reversal of a campaign promise made by the Prime Minister elect, Stephen Harper, in January 2006, to not adversely tax income trusts. The resulting effect was a huge sell-off in the market, which initially erased $30 billion in market capitalization on the TSX. As a result, both the S&P/TSX Income Trust Index and the S&P/TSX Energy Trust Index posted poor total returns in 2006 of negative 2.8% and negative 3.7%, respectively. Brompton's funds that invest primarily in income trusts also had flat or negative overall performance in light of the announced tax proposal.

The proposed tax will take effect immediately for new income trust conversions, while existing income trusts have been given a four-year transition period ending on December 31, 2010, where generally they will not be subject to this new tax. Income trusts, with the exception of REITs that meet specific criteria, will be subject to tax on their distributable income at the corporate tax rate. The effect of this change will be to reduce distributable cash by as much as 31.5% beginning in 2011 for existing public income trusts. To the extent such trusts return capital as a component of their distributions, this portion will not be taxed. For taxable investors, the impact of this new tax will be offset by allowing the distribution portion ordinarily received as income to qualify for the more favourable dividend tax treatment. As a result, the proposed changes will have no net effect on an after-tax basis for investors in the highest marginal tax bracket. However, tax deferred investors, such as pension funds and investments held in registered accounts, such as RRSPs, and foreign investors do not benefit from the favourable dividend tax treatment and they will be adversely affected when these new taxes come into effect in 2011.

Certain sectors of the income trust market, such as oil and gas trusts, were more negatively affected than others due to their greater concentration of foreign and/or tax deferred holders. Oil and gas trusts have suffered further recently due to lower oil and gas prices because of the uncharacteristically warm winter. Over time, Brompton expects there to be a migration in holders of income trusts from tax deferred and foreign investors to the fully taxable investor which should improve market prices over the longer term. Brompton feels that income trusts generally are attractively valued presently and that they remain good investments for investors seeking yield.



ADVANTAGED
S&P®/TSX®
INCOME TRUST
INDEX FUND

BAI.UN

Tax advantaged exposure to the income funds included in the S&P/TSX Composite Index

19.9%

annualized compound return since inception


BG
ADVANTAGED
EQUAL WEIGHTED
INCOME FUND

BAE.UN

Tax advantaged exposure to an equal weight portfolio of income funds included in the S&P/TSX Composite Index

13.5%

annualized compound return since inception



BROMPTON *Advantaged*
EQUAL WEIGHT OIL & GAS
INCOME FUND

AOG.UN

Tax advantaged exposure to an equal weight portfolio of oil and gas income funds

-1.9%

annualized compound return since inception


BROMPTON
50

COMPOUND
GROWTH
FUND

CGF.UN

Compounding investment in an equal weight portfolio of the top 50 yielding income trusts

-13.1%

compound return over 7 ½ months (not annualized)


BROMPTON Advantaged
TRACKER FUND

ATF.UN

Tax advantaged exposure to an equal weight portfolio of income funds included in the S&P/TSX Composite Index

-5.4%

compound return over 10 ½ months (not annualized)

Well structured products, proven portfolio managers and low costs result in favourable long-term performance.

BROMPTON VIP INCOME FUND

VIP.UN

Portfolio of income funds and high yield debt managed by MFC Global Investment Management

17.3%

annualized compound return since inception

BROMPTON STABLE INCOME FUND

BSR.UN

Conservative portfolio of income funds and investment grade debt actively managed by MFC Global Investment Management

16.8%

annualized compound return since inception

BROMPTON
EQUAL WEIGHT INCOME FUND



EWI.UN

Equal weight portfolio of the top 100 income funds by market capitalization

16.9%

annualized compound return since inception

BUSINESS TRUST
EQUAL WEIGHT INCOME FUND


BWI

BWI.UN

Equal weight portfolio of the top 75 business income funds by market capitalization

11.3%

annualized compound return since inception


BG
INCOME-GROWTH
SPLIT TRUST

BDS.UN

Diversified portfolio of income trusts (75%) and the S&P/TSX 60 (25%) on a split share basis

19.8%

annualized compound return since inception



BROMPTON
EQUAL WEIGHT OIL & GAS
INCOME FUND

OGF.UN

Equal weight portfolio of senior oil and gas income funds with market capitalization over $500 million

6.2%

annualized compound return since inception


BG

TOP 100
EQUAL WEIGHTED
INCOME FUND

BTH.UN

Equal weight portfolio of the top 100 income funds by market capitalization

11.2%

annualized compound return since inception



BROMPTON TRACKER FUND

BTF.UN

Equal weight portfolio of income funds included in the S&P/TSX Composite Index

5.0%

annualized compound return since inception

Annualized compound return is calculated as appreciation in net asset value plus reinvested distributions, divided by the original net asset value.
Calculation of the 2006 portion of the Since Inception Returns are based on unaudited financial information.

Shortly after the government's announcement, Brompton began consulting and working with industry participants and advocacy groups and presented to the government an alternative proposal that we felt was equitable and would protect the interests of all investors. A copy of this proposal can be found on our website at www.bromptongroup.com. Brompton continues to work to help influence a more favourable outcome for our investors.

People

The hard work, commitment and dedication of all our employees helped to contribute to the success of Brompton Funds in 2006. Brompton has assembled a highly qualified team to manage the affairs of the funds and to provide a superior level of service to our investors. We thank each of our staff members for their efforts throughout the year.

Income Tax Reporting

Brompton endeavours to provide income tax reporting information as soon as possible to aid investors in filing their income tax returns on a timely basis. This year we expect to provide detailed tax information to the investment dealers for all of our equity funds by the end of February and all other funds by early March, and we will post this information on our website www.bromptongroup.com as soon as it is available. Accordingly, unitholders should receive their T3 and T5 tax slips by the end of March 2007.

Outlook

Brompton Funds offers a wide variety of investment options. These funds offer excellent value to the investor and many of these funds also provide high monthly distributions. In addition, Brompton continues to work on innovative investment ideas and will be offering new attractively structured funds in 2007.

Respectfully submitted on behalf of the Board of Directors of the Managers,

Raymond R. Pether
Chief Executive Officer

Mark A. Caranci
President

January 18, 2007

For a review of each of the Brompton funds, including a description and historical performance, please open the gatefold.

Funds Overview

(proven)
PERFORMANCE

Portfolio Managers

Brompton offers a diverse suite of investment funds that include a range of asset classes, such as fixed income, income trusts and equity securities. A key ingredient to the success of Brompton Funds has been our ability to partner with some of the most highly qualified and well respected portfolio managers in the industry.

MFC Global Investment Management

MFC Global Investment Management

MFC Global Investment Management (MFC Global) is the portfolio manager for Brompton's two oldest funds – Brompton VIP Income Fund and Brompton Stable Income Fund – and a top portfolio manager of income fund investments. In fact, Morningstar recently ranked its Elliott & Page Monthly High Income Fund in the top one per cent of all Canadian mutual funds in risk-adjusted returns for the five-year period ending November 30, 2006. MFC Global is the brand name identifying the diversified investment management group of Manulife Financial, one of Canada's largest financial institutions. MFC Global and its predecessor companies have managed the extensive investment portfolios for The Manufacturers Life Insurance Company, John Hancock Life Insurance Company, and other major clients for more than a century. Today as a leading worldwide investment operation, MFC Global has more than C$230 billion in assets under management.

Flaherty & Crumrine Incorporated

Flaherty & Crumrine Incorporated

Flaherty & Crumrine Incorporated has over 23 years of experience specializing in the management of preferred securities, an asset class providing the highest yield of any investment-grade security. In addition, the firm has extensive experience managing related corporate debt instruments. Flaherty & Crumrine acts as portfolio manager for two Brompton funds – Flaherty & Crumrine Investment Grade Preferred Fund (TSX: FAC.UN) and Flaherty & Crumrine Investment Grade Fixed Income Fund (TSX: FFI.UN), both of which invest in investment-grade preferred and debt securities, primarily of US issuers. The firm uses its own independent fundamental credit analysis and studies the terms and structures of securities it invests in to exploit inefficiencies in the preferred and debt securities markets. This analysis combined with active management helps provide shareholders of the funds with attractive rates of return.

Flaherty & Crumrine's two oldest funds (NYSE: PFD and NYSE: PFO) have received Morningstar 4-star overall ratings and have outperformed the funds in the Lipper US Domestic Investment Grade category of closed-end funds. Flaherty & Crumrine employs a "safety-net" hedging strategy to help mitigate the impact of significant increases in long-term US interest rates on the net asset value of the funds, while still allowing the net asset value to increase if interest rates decline. The hedging strategy also provides the potential for increased income in the event of significant increases in long-term US interest rates, while maintaining the funds' relative resistance to a reduction in income in the event of declines in long-term US interest rates.

HIGHSTREET ASSET MANAGEMENT INC.

Highstreet Asset Management Inc.

Highstreet Asset Management Inc., a top Canadian equity manager, was chosen as the portfolio manager for Brompton's Equity Split Corp. Highstreet has been one of the fastest growing portfolio managers in Canada due to its proprietary GVQ+R™ investment strategy, which seeks out equity investments that offer more attractive growth, value and quality characteristics as compared to the S&P/TSX Capped Composite Index while maintaining market-like risk. The firm's assets under management have increased seven-fold in the past three years to $5.1 billion. Highstreet uses a quantitative investment methodology and rigorous buy and sell discipline to achieve superior long-term returns for its investors. Its Canadian Equity Fund has outperformed the TSX benchmark on an annualized basis by approximately 5.1% since inception in October 1998. Highstreet is also the Option Advisor for Brompton Split Banc Corp. and Life and Banc Split Corp.

Brompton Capital Advisors Inc.

Brompton Capital Advisors Inc. (BCAI), a division of Brompton Group, acts as portfolio manager for all 14 of Brompton's index-type funds. Historically, diversification has been a proven method for tempering risk while providing investors the opportunity for high returns. Brompton's equal weight approach provides investors with an index-like investment that limits exposure to any single security by investing an equal dollar amount in each security that meets defined inclusion criteria and by rebalancing periodically to reflect overall changes in the market. BCAI's main responsibilities include portfolio investment and rebalancing.

Historical Performance

Brompton Funds		Inception Date	Compound Annual Returns[1]						Cash Distribution Since Inception	2006 Cash Distribution	Annualized Yield on Market Value, 31-Dec-06
			2002	2003	2004	2005	2006[2]	Since Inception[1,2,3]			
Brompton VIP Income Fund	VIP.UN	Feb-02	7.2%	34.7%	31.9%	15.8%	-1.4%	17.3%	4.85	1.02	8.6%
Brompton Stable Income Fund	BSR.UN	Dec-02	1.7%	29.5%	23.8%	17.9%	-2.2%	16.8%	3.25	0.82	6.7%
BG *Advantaged* S&P/TSX Income Trust Index Fund	BAI.UN	Jun-03		26.3%	24.4%	29.3%	-3.8%	19.9%	3.54	1.17	8.5%
Brompton Equal Weight Income Fund	EWI.UN	Jul-03		19.0%	27.0%	17.6%	-3.2%	16.9%	4.02	1.20	10.6%
BG *Advantaged* Equal Weighted Income Fund	BAE.UN	Oct-03		10.6%	22.1%	17.1%	-6.1%	13.5%	2.84	1.02	10.7%
Business Trust Equal Weight Income Fund	BWI.UN	Oct-03		14.0%	29.5%	-1.2%	-3.6%	11.3%	3.46	1.07	11.1%
BG *Advantaged* Corporate Bond Fund	BAC.UN	Feb-04			3.4%	2.0%	1.9%	2.6%	1.34	0.48	5.3%
BG Income + Growth Split Trust	BDS.UN	Apr-04			27.4%	29.7%	-1.7%	19.8%	2.07	0.91	7.7%
Brompton Equity Split Corp.	BE	Apr-04			9.5%	34.7%	22.4%	24.4%	3.25	1.20	6.7%
Flaherty & Crumrine Investment Grade Preferred Fund	FAC.UN	May-04			8.6%	-0.5%	6.1%	5.4%	4.86	1.64	7.3%
Brompton Equal Weight Oil & Gas Income Fund	OGF.UN	Oct-04			4.0%	46.0%	-24.7%	6.2%	3.13	1.46	17.2%
BG Top 100 Equal Weighted Income Fund	BTH.UN	Nov-04			6.5%	19.4%	-1.8%	11.2%	1.92	0.95	10.1%
Flaherty & Crumrine Investment Grade Fixed Income Fund	FFI.UN	Dec-04			-1.7%	3.1%	6.0%	3.6%	3.16	1.53	6.7%
Brompton *Advantaged* Equal Weight Oil & Gas Income Fund	AOG.UN	Mar-05				28.4%	-24.7%	-1.9%	2.14	1.25	16.3%
Brompton Tracker Fund	BTF.UN	Jul-05				13.8%	-5.7%	5.0%	1.37	0.96	11.4%
Brompton Split Banc Corp.	SBC	Nov-05				7.9%	28.4%	33.7%	1.35	1.20	7.4%
Years Financial Trust[5]	YTU.UN	Dec-05					14.3%	14.3%	1.60	1.60	7.2%
Brompton *Advantaged* Tracker Fund[3]	ATF.UN	Feb-06					-5.4%	-5.4%	0.72	0.72	10.1%
Brompton Top 50 Compound Growth Fund[3]	CGF.UN	May-06					-13.1%	-13.1%	n.a.[4]	n.a.[4]	n.a.[4]
Life & Banc Split Corp.[3]	LBS	Oct-06					16.4%	16.4%	0.25	0.25	7.9%

Notes

[1] Compound annual return is calculated as appreciation in net asset value plus reinvested distributions, divided by the original net asset value.

[2] Calculation of all 2006 returns and the 2006 portion of the Since Inception Returns are based on unaudited financial information.

[3] Life & Banc Split Corp., Brompton Top 50 Compound Growth Fund and Brompton *Advantaged* Tracker Fund were launched in 2006, therefore these returns are based on partial year performance and are not annualized.

[4] Brompton Top 50 Compound Growth Fund reinvests distributions received from the underlying income trusts in additional units of those income trusts and therefore does not pay a distribution.

[5] Years Financial Trust changed its investment mandate on December 16, 2005 when Brompton assumed management of the fund.

Investor Information

www.bromptongroup.com

Brompton's website provides investors with a wealth of up-to-date information on all of our funds. The easy-to-navigate website includes:

- Fund overviews and summary of each fund's key investment features
- Current and historical NAVs per unit and distributions since fund inception
- All current and historical tax information, regulatory filings and financial reports
- Monthly listings of portfolio holdings and sector allocations

For further information, please visit our website or contact investor relations:

Phone: 416-642-9051

Toll Free: 1-866-642-6001

Equities



BROMPTON
EQUITY SPLIT CORP.

BE

Equity portfolio of primarily Canadian securities actively managed by Highstreet Asset Management

24.4%

annualized compound return since inception



BROMPTON SPLIT BANC CORP.

SBC

Equal weight portfolio of the equity securities of Canadian banks using a split share structure

33.7%

annualized compound return since inception

BROMPTON



LIFE & BANC SPLIT CORP.

LBS

Equal weight portfolio of the equity securities of Canadian life insurance companies and Canadian banks

16.4%

compound return over 2 ½ months (not annualized)



YEARS
Financial Trust

YTU.UN

Portfolio of Canadian equity securities of financial sector issuers managed by Highstreet Asset Management

14.3%[1]

annualized compound return since change in mandate

Fixed Income



ADVANTAGED
CORPORATE
BOND FUND

BAC.UN

Tax advantaged exposure to a portfolio of US investment grade bonds and US high-yield debt

2.6%

annualized compound return since inception



Flaherty & Crumrine
INVESTMENT GRADE
FIXED INCOME FUND

FFI.UN

Investment grade US fixed income securities actively managed by Flaherty & Crumrine

3.6%

annualized compound return since inception



Flaherty & Crumrine
INVESTMENT GRADE
PREFERRED FUND

FAC.UN

Investment grade US preferred securities actively managed by Flaherty & Crumrine

5.4%

annualized compound return since inception

[1] Years Financial Trust changed its investment mandate on December 16, 2005 when Brompton assumed management of the fund.

Directors

Brompton's Directors are highly respected and experienced business professionals who provide valuable insight, experience and oversight for Brompton Funds and its investors.



Aubrey W. Baillie
BA, CA

Mr. Baillie has over 30 years of experience in the investment business and is currently a director of BFGP Limited and Executive Chairman of Newport Partners GP Inc. In 1999 Mr. Baillie retired as Deputy Chairman and Chief Operating Officer of BMO Nesbitt Burns Inc. From 1976 to 1999, Mr. Baillie held various senior positions at BMO Nesbitt Burns Inc. and its predecessor companies, including the office of President and Chief Operating Officer from 1990 to 1994, the office of Executive Vice President, Administration, Finance and Operations from 1987 to 1990, and the office of President and Chief Operating Officer from 1976 to 1986. Mr. Baillie received his Bachelor of Arts degree (honours) in business administration from the University of Western Ontario in 1967 and was awarded his chartered accountant designation in 1970. Mr. Baillie is a member of the board of directors of Welton Energy Corporation, Newport Partners GP Inc. and is a past Chairman of the board of trustees of United Way of Greater Toronto, Chairman of the Appleby College Foundation and a member of the board of directors of each of Wellspring and the Juvenile Diabetes Foundation International.



Peter A. Braaten
BA, MBA

Mr. Braaten has over 35 years of experience in the investment business in Canada and the United Kingdom. Mr. Braaten co-founded the Brompton Group of companies in 2000. In addition to his position as Chairman of Brompton Limited and Chairman of Brompton Funds Management Limited, Mr. Braaten is a director of Brompton Equity Split Corp., Brompton Split Banc Corp. and Life & Banc Split Corp. Formerly, Mr. Braaten was one of the founders of a financial services organization in 1979 and was a partner of the organization from 1981 to 1998. Mr. Braaten has also held a number of positions with an investment management firm, an investment bank and two Canadian banks. Mr. Braaten received an honours Bachelor of Arts degree in Economics and Mathematics from the University of Western Ontario and a Master of Business Administration degree from the University of British Columbia. Mr. Braaten is also a director of Welton Energy Corporation.



Mark A. Caranci
BComm, CA

Mr. Caranci has over 14 years of financial experience with public and private companies. Mr. Caranci was appointed as the Chief Financial Officer of Brompton Limited in 2000 and held that position for all of the Brompton Group of companies until February 2006 when he became President of Brompton Funds LP. Formerly, Mr. Caranci was Vice President of a financial services organization from 1996 to 2000. Mr. Caranci has held various senior positions with public companies, including Chief Financial Officer of Western Facilities Fund from December 2000 to April 2001 and Vice-President of Finance of a public oil and gas company. Prior to 1996, Mr. Caranci worked at Price Waterhouse, Chartered Accountants. Mr. Caranci is a Chartered Accountant and is a member of the Ontario Institute of Chartered Accountants and received a Bachelor of Commerce degree from the University of Toronto.



P. Michael Nedham
BSc, MBA, CBV

Mr. Nedham has over 35 years of experience in the investment business. In 2000 he co-founded Newport Partners Inc. and currently serves as a managing director of Newport Partners LP. Mr. Nedham has been a managing director of Burns Fry Limited (1974–1986), a co-founder and managing director of Lancaster Financial Inc. (1986–1995) and subsequent to its sale in 1995 to TD Securities Inc., he became one of its managing directors. Mr. Nedham has a Bachelor of Science in Engineering degree from Queen's University and a Master of Business Administration degree from the University of Western Ontario and is a member of the Canadian Institute of Chartered Business Valuators. He is a director of Brompton Funds Management Limited, Brompton Equity Split Corp., Brompton Split Banc Corp., Life & Banc Split Corp. and Cinemavault.com, Inc.



Raymond R. Pether
BA, MBA

Mr. Pether has over 30 years of experience in the investment business having held numerous high-level oil and gas, banking, real estate finance and investment positions. Mr. Pether co-founded the Brompton Group of companies in 2000 and as Chief Executive Officer of Brompton Limited provides direction to all activities of the group. Formerly, Mr. Pether was President and Chief Executive Officer of Western Facilities Fund, a public income trust engaged in the operation of oil and gas midstream assets from June 1998 to April 2001. Mr. Pether was also Chief Operating Officer of two public oil and gas companies, from January 1994 to November 2000. Prior thereto, Mr. Pether held several senior positions with a financial services organization and with a number of major banks. Mr. Pether received a Bachelor of Arts degree in Economics from the University of Western Ontario and a Master of Business Administration degree from McMaster University. Mr. Pether is also a director and Chief Executive Officer of Welton Energy Corporation, an oil and gas company based in Calgary, Alberta.



Arthur R.A. Scace
QC, CM

Mr. Scace is an independent director and former partner of McCarthy Tétrault LLP and has over 35 years of legal and business experience. Mr. Scace began his career at McCarthy Tétrault LLP in 1967 and became a partner in 1972. Mr. Scace served as the Managing Partner of the Toronto office from 1989 to 1996 and as the firm's National Chairman from 1997 to 1999. Mr. Scace received a Bachelor of Arts degree from the University of Toronto, a Bachelor of Arts degree from Oxford University as a Rhodes Scholar, a Master of Arts degree from Harvard University, and a Bachelor of Laws degree from Osgoode Hall Law School at York University. Mr. Scace is also a Queen's Counsel, has been appointed as a member of the Order of Canada and has received honorary Doctorates of Law from The Law Society of Upper Canada, York University, the University of Toronto and Trinity College of the University of Toronto. In addition to his position as a director of Brompton Funds Management Limited, Mr. Scace is a director of Brompton Equity Split Corp., Brompton Split Banc Corp., Life & Banc Split Corp., Chairman of the Board of Directors of The Bank of Nova Scotia and a director of several other Canadian companies, and is a former Treasurer of The Law Society of Upper Canada.

(uncompromising) INTEGRITY



James W. Davie
BComm, MBA

Mr. Davie has over 30 years of investment banking experience and currently serves as a corporate director. Mr. Davie has held a number of senior positions at RBC Dominion Securities Inc. since 1973 including Managing Director of Investment Banking and head of Equity Capital Markets from 1987 to 1999. Mr. Davie received a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration degree from Queen's University. In addition to his position as a director of Brompton Funds Management Limited, Mr. Davie is a director of Brompton Equity Split Corp., Brompton Split Banc Corp., Life & Banc Split Corp., Addax Petroleum Corporation, Range Royalty Limited Partnership and Taylor Gas Liquids Ltd. and is a trustee of Bloorview Kids Rehab.



Christopher S.L. Hoffmann
BSc, MS, LLB

Mr. Hoffmann has over 25 years of experience as a senior corporate lawyer advising clients in the Canadian financial services industry. Mr. Hoffmann joined the Brompton Group of companies in 2004 and participates in the direction of all activities of the group. From 1990 to 2004, Mr. Hoffmann was a partner at McCarthy Tétrault, focusing on corporate finance and mergers and acquisitions. From 1987 to 1989, Mr. Hoffmann was Executive Vice President and Chief Operating Officer of Granite Street Inc., a private investment and holding company and from 1980 to 1987, Mr. Hoffmann was a partner at Burnet, Duckworth & Palmer. Mr. Hoffmann is a member of the Law Society of Ontario and received both a Bachelor of Laws and a Bachelor of Civil Laws degree from McGill University, a Master of Science degree from University of California, Berkeley, and a Bachelor of Science degree from McGill University. Mr. Hoffmann is also a director of Delta Systems Inc., MKS Inc. and The Northern Trust Company, Canada.



Donald L. Lenz
BSc

Mr. Lenz has over 30 years of experience in the investment banking business and, currently, is a managing director of Newport Partners LP. Mr. Lenz was Vice President and director of the Corporate and Investment Banking Division of RBC Dominion Securities Inc. from 1986 to 1999. From 1976 to 1986, Mr. Lenz was employed with Goldman Sachs and Co. in New York as Vice President Corporate Finance specializing in Canada. Mr. Lenz began his investment career in 1969 with A.E. Ames & Co. Incorporated, initially with the money market department and subsequently as Vice President, Fixed Income Sales and Trading. Mr. Lenz is a member of the Board of Directors of DataMirror Corporation and Enmax Corporation. Mr. Lenz received a Bachelor of Science degree in Chemical Engineering from the University of Saskatchewan in 1970.



Peter L. Wallace
BA, MBA

Mr. Wallace has 28 years of experience in the investment business and is currently a director of Brompton Management Limited and managing director of Newport Partners Inc. From 1997 to 1999, Mr. Wallace was President of Wealth Management at Canada Trust Financial Services Inc. and from 1996 to 1997, Mr. Wallace was the founder and Chief Executive Officer of a private investment firm. From 1987 to 1995, Mr. Wallace held various senior positions at Midland Walwyn Capital Inc. (now Merrill Lynch Canada Inc.), including the office of President from 1991 to 1995. In addition, Mr. Wallace was a member of the Board of Directors of Midland Walwyn Inc. from 1987 to 1995. From 1978 to 1987, Mr. Wallace held various senior positions at Wood Gundy Inc. (now CIBC World Markets Inc.) in the areas of investment banking and private client investments. He was a Governor of the Toronto Stock Exchange from 1993 to 1995. Mr. Wallace received his Bachelor of Arts degree in commerce from McGill University in 1976 and a Masters of Business Administration degree from the University of Western Ontario in 1978.



Ken S. Woolner
BSc, PEng

Mr. Woolner has over 20 years of experience in the oil and gas industry and currently serves as a corporate director. From April 2005 to February 2006, Mr. Woolner was Executive Chairman of White Fire Energy Ltd., a public oil and gas company operating in Western Canada and a trustee of Sequoia Oil & Gas Trust. Mr. Woolner was President and Chief Executive Officer of Lightning Energy Ltd. from December 2001 to April 2005, when it merged with Argo Energy Ltd. to create Sequoia Oil & Gas Trust and White Fire Energy Ltd. Mr. Woolner was the President and Chief Executive Officer and a director of Velvet Exploration Ltd. from April 1997 to July 2001 when it was acquired by El Paso Oil & Gas Inc., and was a director of El Paso Oil and Gas Canada Inc. from July 2001 to May 2002. From November 1991 to March 1997, Mr. Woolner was employed by Morrison Petroleums Ltd., a public oil and gas company, in various positions including Vice President, Marketing and Executive Vice President of CGGS Canadian Gas Gathering Systems Inc., a private company managed by Morrison Petroleums Ltd. In addition, Mr. Woolner was a director of Nevis Ltd., the underlying operating company of Western Facilities Fund, a public income trust. Mr. Woolner is a director of Brompton Funds Management Limited and is a director of Brompton Equity Split Corp., Brompton Split Banc Corp. and Life & Banc Split Corp. Mr. Woolner is a professional engineer and received a Bachelor of Science degree in Geological Engineering from the University of Toronto.

Officers

Brompton has assembled a highly qualified team to manage the affairs of the funds and to provide a superior level of service to unitholders.


BROMPTON
GROUP

From left to right:
Back row: Lorne J. Zeiler, Jessica Leung, Craig T. Kikuchi, Mark A. Caranci, David E. Roode, Janet Toffolo, Christopher Cullen, Ann P. Wong
Front row: Christopher S.L. Hoffmann, Moyra E. MacKay, Raymond R. Pether, Peter A. Braaten

Corporate Governance

Brompton's management and Board of Directors strive to maintain the highest standard of corporate governance for the benefit of the funds and their unitholders. Brompton's directors provide independent oversight for all of the Brompton funds.

In addition to following all of the required disclosure and practices prescribed by securities regulators in National Instrument 81-106 – Investment Fund Continuous Disclosure, Brompton Funds has fully adopted all of the supplemental disclosure and practices suggested by the Board of Directors. A report on each fund's governance practices is included in its Annual Information Form. The Annual Information Form, Board and Committee Mandates and Code of Conduct for Brompton Funds are available on the website at www.bromptongroup.com or by request to 416-642-6000 or toll free at 1-866-642-6001.

As a result of new legislation introduced in late 2006, Brompton will be appointing an Independent Review Committee ("IRC") in 2007 to deal with any potential conflict of interest matters between the manager and the investment fund.

Corporate Information

Directors

Aubrey W. Baillie, BA, CA[1]

Peter A. Braaten, BA, MBA[1,2]

Mark A. Caranci, BComm, CA[1]

James W. Davie, BComm, MBA[2]

Christopher S.L. Hoffmann, BSc, MS, LLB[1]

Donald B. Lenz, BSc[1]

P. Michael Nedham, BSc, MBA, CBV[2]

Raymond R. Pether, BA, MBA[1]

Arthur R.A. Scace, QC, CM[2]

Peter L. Wallace, BA, MBA[1]

Ken S. Woolner, BSc, PEng[2]

[1] General Partner of Brompton Funds LP

[2] Brompton Funds Management Limited

Officers

Peter A. Braaten, BA, MBA
Chairman

Raymond R. Pether, BA, MBA
Chief Executive Officer

Mark A. Caranci, BComm, CA
President

David E. Roode, BA, CA, MBA
Senior Vice President

Craig T. Kikuchi, BA, CA, CFA
Chief Financial Officer

Moyra E. MacKay, BA
Vice President and Corporate Secretary

Lorne J. Zeiler, BA, MBA, CFA
Vice President

Jessica Leung, BComm, CA
Controller

Ann P. Wong, BA, CA, CPA (Delaware), CFA
Controller

Christopher Cullen, BASc, MBA, CFA
Assistant Vice President

Janet Toffolo
Assistant Vice President

Continuous Disclosure Manager

Contact: David E. Roode
Phone: 416-642-6008
Email: roode@bromptongroup.com

Auditors

PricewaterhouseCoopers LLP

Website

www.bromptongroup.com

Address

Bay Wellington Tower, BCE Place
181 Bay Street
Suite 2930, Box 793
Toronto, ON M5J 2T3
Phone: 416-642-6000
Fax: 416-642-6001
Toll Free: 1-866-642-6001

www.bromptongroup.com


BROMPTON
FUNDS

Brompton Group
Bay Wellington Tower, BCE Place
181 Bay Street
Suite 2930, P.O. Box 793
Toronto, ON M5J 2T3

Phone: 416-642-9051
Toll Free: 1-866-642-6001
info@bromptongroup.com



Annex B



BG Advantaged S&P®/TSX® Income Trust Index Fund

List of Information Made Public or Required to be Made Public, Filed or Distributed

	Item/Entity Requiring Item	Due Date/Time Frame
1.	Annual audited financial statements (normally incorporated into annual report to unitholders)	
	- Securities Commissions	- 90 days after year end
	- Registered Unitholders	- 90 days after year end
	- Stock Exchanges - TSX	- 90 days after year end
2.	Management Report of Fund Performance ("MRFP", normally incorporated into annual report to Unitholders)	
	- Securities Commissions	- 90 days after year end
	- Registered Unitholders	- 90 days after year end
	- Stock Exchanges - TSX	- 90 days after year end
3.	Semi-Annual financial statements and MRFP (as incorporated into the interim reports to Unitholders)	
	- Securities Commissions	- 60 days after period end
	- Stock Exchanges -TSX	
	- Mailed to Registered Unitholders who have opted to receive the materials	- 60 days after period end
4.	Notice of Annual Meeting/Information Circular and Management Proxy Circular	The Fund has received an exemption from holding Annual Meetings, unless otherwise instructed by the TSX to do so
	- Ontario Securities Commission	- promptly
	- Distributed to intermediaries for unregistered Unitholders	- 21 days plus 3 business days before annual meeting
	- Mailed to Registered Unitholders	- not less than 21 days before annual meeting
	- Stock Exchanges - TSX	- requirement fulfilled by filing with securities commissions on SEDAR

5.	Annual Information Form		
	- Securities Commissions	-	90 days after year end
	- Unitholders	-	sent on request by Unitholder
	- Stock Exchanges - TSX	-	90 days after year end
6.	Notice of Record Date		
	- Securities Commissions	-	not less than 25 days before record date
	- Stock Exchanges - TSX	-	not less than 25 days before record date
7.	Distribution Declarations		
	- TSX	-	electronic filing at least 7 trading days before record date
8.	Press Releases (in respect of material change)		
	- Securities Commissions	-	forth-with upon material change
9.	Material change report		
	- Securities Commissions	-	within 10 days of material change or material information
10.	Insider trading report, in respect of acquistions pursuant to a normal course issuer bid		
	- Securities Commissions – Via System for Electronic Disclosure by Insiders ("SEDI")	-	within 10 days of month end
11.	Insider trading report, in respect of insiders including officers and directors		
	- Securities Commissions – Via SEDI	-	within 10 days of a trade or becoming an insider
12.	Issuer bid or normal course issuer bids, if any		
	- Securities Commissions	-	with offer to acquire, in the Initial Public Offering Prospectus
	- TSX	-	notice to the TSX one calendar week prior to annual bid commencement
	- Quebec Securities Commission	-	report of exempt issuer bid and fees due on filing of press release

13.	Distribution of securities by way of prospectus, if any		
	- Securities Commissions	-	prior to trade of a distribution
	- Stock Exchanges – TSX	-	monthly notification made to the TSX via electronic filing of Form 1
14.	Other distributions of securities, if any, including exempt distributions and private placements		
	- Securities Commissions	-	generally within 10 days of trade (private placements) or prior to trade (rights offerings)
15.	Take-over bid, if any		
	- Securities Commissions	-	with offer to acquire securities
	- Stock Exchanges	-	concurrently with sending of offering circular and other material documents to securityholders
16.	Redemption of listed units (if any)		
	- Stock Exchanges	-	with notice of intention to redeem
17.	Adoption of employee share purchase or other plan, and exercise of options by management and employees under plans, if any		
	- Securities Commission (Quebec only)	-	promptly upon adoption of plan, plus annual filing in respect of exercises
18.	Business Acquisition Report		
	- Securities Commissions	-	within 75 days of Significant Acquisition
19.	Declaration of Trust/Material Contracts		
	- Securities Commission	-	following closing of Initial Public Offering and following any amendments

END